723

07026940

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Leumi le-Israel B.M.

*CURRENT ADDRESS Leumi House
34 Yehuda Halevi St.
Tel Aviv 65546, Israel

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 28 2007
THOMSON
FINANCIAL

FILE NO. 82- 3516 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: MAC
DAT : 9/25/07

Leumi
Annual Report
2006

082-35116

ARS
12-31-06

לאומי
leumi

BANK LEUMI LE-ISRAEL B.M. AND SUBSIDIARIES AND AFFILIATES

Annual Report 2006

Bank Leumi le-Israel B.M. Head Office: 34 Yehuda Halevi Street, Tel Aviv 65546, Israel

The Bank has received the consent of the Supervisor of Banks to the publication of the annual financial report on a consolidated basis only, with condensed statements of the Bank (not consolidated) in Note 30 to the Financial Statements.
The figures of the Bank alone are available on request from the offices of the Bank at 34 Yehuda Halevi Street, Tel Aviv or on its website: www.bankleumi.com.
This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

Bank Leumi le-Israel B.M. and its Consolidated Companies
Annual Report 2006

Index

Eitan Raff, Chairman

Doron Cohen[1]

Meir Dayan

Zipora Gal Yam[1]

Prof. Arieh Gans[1]

Prof. Israel Gilead

Yaacov Goldman, C.P.A. (Isr.)

Rami Avraham Guzman

Zvi Koren

Adv. Jacob Mashaal

Vered Raichman

Prof. Efraim Sadka[1]

Nurit Segal

Moshe Vidman

[1] Elected on 3 July 2006.
Mr. I. Hoffi served as a Director until 30 January 2006, Adv. Rena Shashua-Hasson served as a Director until 31 January 2006, Mr. B. Bahat and Mr. C. Yaron served as Directors until 3 July 2006. Mr. S. Yanai served as a Director until 18 February 2007.

Galia Maor
President and Chief Executive Officer

Zeev Nahari, C.P.A. (Isr.) [1]
Senior Deputy Chief Executive Officer, Acting CEO in the absence of the President and CEO
Chief Financial Officer, Head of Finance, Accounting and Capital Markets
Head of Finance and Economics Division, Manager of Market Risks

Michael Bar-Haim
First Executive Vice President, Head of Commercial Banking Division

David Bar-Lev
First Executive Vice President, Head of Human Resources

Adv. Nahum Bitterman
First Executive Vice President, Chief Legal Advisor, Head of Legal Division, Manager of Legal Risks

Yona Fogel
First Executive Vice President, Head of Banking Division

Zvi Itskovitch
First Executive Vice President, Head of International and Private Banking Division

Itzhak Malach
First Executive Vice President, Head of Operations, Information Systems and Administration, Manager of Operating Risks

Rakefet Russak-Aminoach, C.P.A. (Isr.)
First Executive Vice President, Head of Corporate Division, Manager of Credit Risks

Menachem Schwartz, C.P.A. (Isr.) [2]
Executive Vice President, Chief Accounting Officer, Head of Accounting

Prof. Daniel Tsiddon [3]
Executive Vice President, Head of Capital Markets Division, Head of Group Strategy

---

Joseph Hurwitz
First Executive Vice President, Chief Auditor, Head of Internal Audit Division

Adv. Jennifer Janes
Executive Vice President, Group Secretary

Somekh Chaikin, Certified Public Accountants (Isr.)
Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.)
Joint Auditors of the Bank

---

[1] Appointed Senior Deputy Chief Executive Officer and Acting CEO in the absence of the President and CEO as of 1 July 2006, and Head of Finance, Accounting and Capital Markets as of 10 August 2006.

[2] Appointed a member of Management and Head of Accounting as of 1 August 2006

[3] Appointed a member of Management as of 1 August 2006, and Head of the Capital Markets Division as of 10 August 2006.

[4] Until 30 June 2006, Dr. Ehud Shapira served as Senior Deputy Chief Executive Officer, Head of Corporate and International Banking, Manager of Credit Risks and Acting CEO in the absence of the President and CEO. Until 31 August 2006, Mr. Dov Gilboa served as a Member of Management and Head of the Investments Division.

Bank Leumi le-Israel B.M. and Subsidiaries and Affiliates

Directors' Report

The following is the fifty-sixth annual report of Bank Leumi le-Israel B.M. and the one hundred and fifth report of the business founded in 1902. This report will be presented to the Bank's fifty-sixth Annual General Meeting. This report is based on an analysis of the data included in the Bank's Financial Statements and Management Review, and upon additional data as required.

B. General Developments in the Group's Business

Description of the Leumi Group's Business Activities and their General Development

Bank Leumi and its subsidiary companies constitute one of the largest banking groups in Israel, continuing activities that began 105 years ago. The Bank's predecessor, The Anglo Palestine Company, was established in London in 1902 by Otsar Hityashvuth HaYehudim Jewish Colonial Trust Limited, the predecessor of Otsar Hityashvuth HaYehudim B.M.[1].

The Bank is defined as a banking corporation under the Banking (Licensing) Law, 1981, and holds a banking license under that law. As a "bank" and a "banking corporation" the Bank's activities are governed and delineated by a system of laws, regulations and orders, including *inter alia* the Banking Ordinance, the Bank of Israel Law, the Banking (Licensing) Law and the Banking (Service to Customer) Law, as well as directives, rules, instructions and position papers of the Supervisor of Banks.

The Leumi Group is involved in a variety of banking, financial and non-banking activities, in Israel and overseas. The Group's activities are carried out through the Bank, subsidiary companies and companies included on the equity basis, through 236 branches located throughout Israel, and through 82 branches, agencies and representative offices in 21 countries throughout the world.

The Group's policy, in Israel and overseas, is to provide comprehensive banking and financial solutions to its customers, a high level of professional service, to enable them to make use of varied distribution channels and to offer them a wide variety of products, adapted to their needs.

As a leading banking group, aiming to achieve high levels of long-term profitability, Leumi constantly scrutinizes the trends and changes in the business environment in which it operates and formulates strategies to deal with these changes.

To implement its strategy, the Bank is organized into four business lines, concentrating on different market segments, with each business line specializing in providing banking and financial services to a particular customer segment:
Corporate banking concentrates on servicing major and international companies, commercial banking concentrates on servicing middle market companies, private banking is aimed at wealthy customers requiring investment solutions at a highly sophisticated level, and retail banking concentrates on providing banking services to households and small businesses.

In August 2006, the Capital Markets Division was established. This Division coordinates the activities of all the trading rooms and the nostro, with a view to improving service to customers active in the capital and financial markets, including institutional customers, and to streamlining the nostro activities of the Bank.

---

1 Otsar Hityashvuth HaYehudim B.M. was the controlling shareholder of the Bank until the equalization of voting rights in the Bank in 1991. In 1993, most of the shares of the Bank passed to the ownership of the State, under the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993. On 31 December 2006, it was an interested person together with J.C.T. Trust Co. Ltd., with a holding of 5.07%.

Some of the financial services are provided by means of subsidiary companies in various fields, such as: credit cards, mortgages and underwriting.

Further, the Group invests in non-banking corporations operating in the fields of insurance, infrastructure, local and overseas real estate, communications and the media, energy, shipping and the chemical industry.

In August 2005, the Knesset (the Israeli parliament) passed a number of laws to implement a reform of the Israeli capital market, having a significant effect on both the banking system in general and on the activities of the Leumi Group in particular. These effects are reflected in the results of the Group commencing from 2006.

As a result of the reform, the Group was required to dispose of its holdings in its mutual fund and provident fund management companies, and to reduce its holdings in additional companies, such as insurance companies. The Bank has therefore sold its provident funds, mutual funds and investment portfolio management activities. In addition, as a result of the reform and of other limits imposed by the Banking (Licensing) Law on the holdings of banking corporations in conglomerates, the Bank sold its holdings in Africa Israel Investments Ltd., and 10% out of its holdings in Migdal Insurance and Financial Holdings Ltd. The Bank is required to complete the sale of its holdings in Migdal by 31 March 2008.

The following table sets out details of the sales carried out by the Bank in 2006:

Name of Company sold	Purchaser*	Consideration	Net Profit
		in NIS millions	
Africa Israel	Mr. Lev Leviev	1,131	480
Migdal Holdings	Participatie Maatschappij Graafschap Holland N.V.**	667	237
Af-Sar	Africa Israel Properties	51	2
Psagot-Ofek	York	1,284	681
Leumi-Pia	Harel Insurance Investments	565	335
Group of 5 Provident Funds	Harel Insurance Investments	575	345
Group of 10 Provident Funds***	Prisma Provident Funds	418	257
Total		4,691	2,337

* or a company controlled by the purchaser.
** wholly-owned by Assicurazioni Generali SpA.
*** the sale was carried out on 31 January 2007, and will be reflected in the 2007 results.

For additional details of the sales see pages 38-39 and 134-135.

In addition, an agreement for the sale of Kahal Employees Supplementary Training Fund to Migdal Capital Markets was signed, for a consideration of NIS 260 million, with the Bank's portion being some NIS 150 million and the expected net profit being some NIS 93 million. The above sale is expected to be completed during the first half of 2007.

Following the reform, the Group's activities in Israel will focus mainly on the capital market, in particular on the provision of investment counseling and pension counseling (when the Bank receives a license to engage in such activities) and on the provision of operating services to entities active in the capital market.

Following the legislation and the reform of the capital and financial markets and against the background of the improvement in the economic situation, changes are occurring in the business paradigm of the banking system.

These changes find expression in a number of areas:

- The continuation of the movement of customers into capital market activities.
- The expansion of the financing of business customers in the economy through raising funds in the capital market and through non-banking entities.
- Increased movement between investments in Israel and abroad, following completion of the capital market tax reform.
- Increased competition following the changes in the ownership of the banks.

- The removal of the production of some capital market products from the banking system to other market players and the entry of new players into the sector, with preferential legislation in their favor.
- The entry of the banks into pension product and insurance product distribution, if the legal position so permits.

For further details on the effect of the capital market reform and the sale of holdings by the Group, see pages 33-41 below.

On the basis of banking system data as of 30 September 2006, as published by the Bank of Israel, the Leumi Group's market share in relation to the Israeli banking system was as follows:

	30.9.2006	31.12.2005	31.12.2004	31.12.2003
	In percentages			
Total assets	**29.8**	30.3	30.1	29.8
Credit to the public	**29.9**	30.3	29.9	30.0
Deposits from the public	**29.9**	30.5	30.3	30.2
Operating profit before taxes	**27.4***	30.0	34.7	32.0
Operating profit after taxes	**24.8***	30.6	33.9	31.7

* The decrease in the Bank's share arises mainly from non-recurring expenses in 2006, as detailed on page 62 of the Report.

The Leumi Group operates in a competitive market in all its activity segments. The main competitors are the other Israeli banks, although in certain segments there are additional competitors whose numbers are constantly growing, such as overseas banks, insurance companies and other institutional bodies.

The economic situation in 2006 and the legislation on the reform of the capital market have led to increased competition in a number of important areas:

- Private customers, with emphasis on high income customers or customers with extensive financial assets;
- Activity in the capital market, particularly in the fields of mutual funds and provident funds;
- Recruiting salary-earning household customers, accompanied by price competition both for current account management and in offering attractive terms for deposits and certain products;
- Technological developments for streamlining customers' activity through direct channels, and as the basis of the expanding distribution channels;
- Development and distribution of sophisticated financial products, such as various types of structured products.
- Provision of credit to business customers.

Against the background of the improvement in the economic situation, the Leumi Group continued to extend its activities both in Israel and abroad in 2006; it completed the acquisition of a bank in Romania and signed a term-sheet in January 2007 for the purchase of 20% of the shares of a bank in Georgia.

Total assets under management of the Group (both balance sheet and off-balance sheet*) amounted to NIS 694.8 billion, as compared with NIS 638.9 billion at the end of 2005, an increase of some 8.8%.

The continued recovery in economic activity which started in the second half of 2003 brought about a fall in the volume of provisions for doubtful debts, together with an improvement in net interest income and in operating income.

Net operating income of the Group was materially adversely affected due to the recording of special salary expenses related to the privatization of the Bank, and certain employment-related provisions, as detailed on page 62 of the Report.

In addition, net operating income was affected by a decrease in the profits of The Israel Corporation, the sale of some of the non-banking investments and a decrease in income from companies included on the equity basis. The

* Total assets and customers' securities portfolios, the value of securities held on custody, provident funds and supplementary training funds.

profits of the overseas subsidiaries were also adversely affected due to the appreciation of the shekel against the foreign currencies, mainly the US dollar.

The net operating profit of the Group totaled NIS 1,454 million in 2006, as compared with NIS 2,059 million in 2005, a decrease of 29.4%. On neutralizing special salary expenses, net operating profit decreased by 3.1%.

The net profit of the Group totaled NIS 3,534 million, an increase of 65.4% as compared with 2005. The increase in net profit from extraordinary items of the Group derived mainly from the sale of the non-banking (real) holdings and from the sale of the capital market activities, as detailed on pages 38-39 and 134-135 below.
Return on equity of net profit reached 22.1%, compared with 14.3% in 2005 (on neutralizing special salary expenses, there was an increase of 87.2%, and a return on equity of 26.0%).

The net profit per share in 2006 was NIS 2.50, compared with NIS 1.51 in 2005. Dividend per share in 2006 was NIS 1.768 per share, as compared with NIS 0.78 per share in 2005.

Following is a diagram of the major subsidiaries and affiliated companies of the Bank:

The Bank

Banking and Finance

Israel

- The Arab Israel Bank Ltd. (99.7%)
- Leumi Mortgage Bank Ltd. (100.0%)
- Leumi Leasing & Investments Ltd. (99.5%)
- Leumi Finance Co. Ltd. (100.0%)
- Leumi Industrial Development Ltd. (99.6%)
- Leumi Agricultural Development Ltd. (100.0%)
- Leumi Real Holdings Ltd.(1) (100.0%)
- Leumi Financial Holdings Ltd.(2) (100.0%)

Abroad

- Bank Leumi USA (99.9%)
- Bank Leumi (UK) plc (99.7%)
- Bank Leumi le-Israel (Switzerland) (81.9%)(5)
- Bank Leumi (Luxembourg) S.A. (100.0%)
- Bank Leumi Romania S.A. (99.7%)
- Leumi International Investments N.V. (100.0%)

Capital Market and Financial Services

- Leumi Card Ltd. (100.0%)
- Leumi & Co Investment House Ltd. (100.0%)
- Leumi Gemel Ltd. (3) (100.0%)
- Kahal Employees Supplementary Training Fund Ltd. (4) (50.0%)
- The Bank Leumi le-Israel Trust Co. Ltd. (100.0%)

Companies included on the Equity Basis (non-banking companies)

- The Israel Corporation Ltd. (18.1%)
- Keshet Broadcasting Ltd. (20.0%)

(1) A consolidated holding company, whose main holding is an investment in Paz Oil Co. Ltd.
(2) A consolidated holding company, whose main holding is Leumi Card Ltd.
(3) Leumi Gemel sold the remaining provident funds under its management on 31 January 2007, and engages in the provision of operating services to companies active in the capital market.
(4) In May 2006, an agreement was signed for the sale of the activities of Kahal. See page 38 for further details.
(5) 93.1% of voting rights.

The following table sets out a breakdown of the investments and the contribution of profit centers to profits from operating activities of the Group:

	2006			2005		
	Scope of Investment	**Contribution to Net Profit**		Scope of Investment	Contribution to Net Profit	
		(1)	**(2)**		(1)	(2)
	NIS billions	**In percentages**		NIS billions	In percentages	
The Bank	**5.9**	**52.1**	**58.9**	5.6	48.7	47.1
Subsidiary companies in Israel	**6.1**	**25.2**	**25.2**	4.2	19.4	19.4
Overseas subsidiary companies	**4.4**	**10.8**	**4.0**	4.2	13.3	14.9
Non-banking companies	**1.1**	**11.9**	**11.9**	2.0	18.6	18.6
Total	**17.5**	**100%**	**100%**	16.0	100%	100%

(1) On neutralizing the effect of exchange rate differentials in respect of the financing of overseas investments.
(2) As per the Financial Statements.

Business Strategy

Leumi's Vision

The Leumi Group has formulated a multi-year business strategy, which is based on Leumi's vision:

- To be the most profitable banking group in Israel in the long-term.
- To be an international Israeli banking group.
- To be a group that provides the highest level of added value to its customers, innovative and demonstrating initiative appropriate to its customers' needs.
- To be the first choice of its employees, by being a solid and stable work-place that cares for its human resources and remunerates in accordance with contribution.
- To be a banking group that continually strives to maximize value for its shareholders.
- To be a banking group that is involved in and contributes to the welfare of the community, with an emphasis on the generation of the future.

Part of the information in this chapter is **"forward looking information"**. For the meaning of this term, see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report" on pages 46-47 below.

Background Conditions

Changes in the business environment

In recent years there have been many changes in the business environment, which call for the adaptation of strategy. The increased competition and regulation, and also the global activities of its customers, are the main driving factors behind the up-dating of Leumi's strategy.

Increased competition

In the banking system: The privatization and changes in ownership of banks as well as the improvement in the geopolitical situation of Israel, which will lead to the renewal and expansion of the activities of overseas banks in Israel, increase competition between the banks. In addition, regulation treats the small banks with "positive discrimination".

***Vis-a-vis* insurance companies and pension funds**: The reduction of State involvement in pensions, by way of the sale of the pension funds and the down-sizing of the designated bonds market, together with the expected strengthening of the insurance companies as purchasers of the provident and mutual funds, make the insurance companies into competitors of the banks in the fields of credit and the capital market.

***Vis-a-vis* investment houses**: The new legislation expands the spheres and volume of activity of the private investment houses and similar entities in many fields that overlap with banking activities, and thus increases competition with them in the wealthy customer sector, and also in the raising of non-banking finance.

Increased regulation

Regulation in Israel: In recent years, there has been an increase in the involvement of regulatory bodies, such as the Capital Markets, Insurance and Savings Department of the Ministry of Finance, the Banking Supervision Department, the Antitrust General Director and the Israel Securities Authority, in various activities of the banking system. In addition, we are recently witness to extensive activity in the Knesset regarding limitations on commissions by means of private proposed laws of Knesset members and regarding other matters such as the pension advice issue.

The increased regulation has created a heavy expense burden.

Worldwide regulation: Beside the local regulatory activities, the banks are also affected by global regulation. The local regulation lines-up with international treaties and provisions, such as the "Basel II" directives, IFRS (International Accounting Standards), the Sarbanes Oxley Act, etc., some of which apply specifically to banks and some of which to all business organizations. The increased uniformity of international regulation increases competition in the financial markets.

The regulation requires stringent preparations for compliance with the provisions. Moreover, in order to continue to display high levels of growth and profitability, Leumi must reorganize in order to exploit the opportunities that are opening up to it with the regulatory changes in the world, while responding to the loss of income arising from the sale of the local capital market companies and to the changes in the risk profile that result from the regulatory changes.

Globalization and international competition

Notwithstanding the growth of the Israeli economy in recent years, it is still a comparatively small economy. This, together with the development of the Israeli entrepreneur's ability to act in overseas markets, causes leading Israeli companies to expand their overseas activities. At the same time, the increased uniformity in the regulatory requirements in Europe, and in particular the progress towards the adoption of the "Basel II" rules, combined with the entry of international banks into Israel, is expected to increase the competition between banks overseas for the Israeli customer operating in those markets, and will enable those banks to finance customers of the Bank overseas and to develop activities with them in Israel.

Leumi's Strategy

In order to realize Leumi's vision of being the leading bank in Israel in terms of long-term profitability, and in accordance with the changes in the business environment, the Leumi Group has set multi-year goals for increasing the volume of activity and profits, in both local and international activities, while managing the risk levels as presently reflected in the capital adequacy ratios and in the risk management policy carried out in the Group and described below.

It is emphasized that since these are multi-year goals, there is uncertainty as to the degree to which they will be realized, also, but not only, in the light of the continually changing background conditions.

Four main subjects have been defined for the Group, which will guide its activities in the coming years: adapting the Bank's activities to the new statutory provisions in the capital markets, accelerating the rate of growth in line with the growth of the economy, increasing profitability and diversifying the sources of income while determining a risk profile that accords with growth.

A. **The new statutory provisions in the capital market** require Leumi to act on a number of levels in order to comply with the legal requirements, while striving to continue to be a leading and profitable bank:

   1. Adapting branch activities and in particular adapting the investment counseling system in the field of financial products.

   2. Setting up a pension counseling system.

   3. Expanding the basket of products.

   4. Selling services to entities active in the capital market.

   5. Completion of the sale of the activities of the capital market companies and utilizing the consideration for investments and for activities that accord with the legal situation, and produce a long-term yield while maintaining an appropriate risk profile.

B. **The Leumi Group strives to accelerate the rate of growth** both through developing overseas and through expanding its activities in Israel.

   The means for developing overseas are likely to be:

   1. Mergers and acquisitions.

   2. Leveraging the Group's relations with its customers in Israel and overseas.

   3. Combining overseas activities with activities in Israel.

   The means for expanding activities in Israel are likely to be:

   1. Enlarging the customer base.

   2. Increasing the scope of activities that Leumi's customers choose to carry out with the Group.

C. **Increasing profitability** also contributes to the acceleration of growth and may be achieved through a number of means:

   1. Providing a response to the overall financial needs of the various customer sectors, while constantly improving the quality of the credit portfolio.

   2. Increasing and adapting the range of products and services to the needs of customers, while placing emphasis on strengthening long-term customer relations.

   3. A high level of service provided by experienced, high quality and customer-focused human resources, and through technological means.

   4. Continued streamlining of on-going activities.

D. **Diversifying the sources of income while building a risk profile that accords with growth** is a strategic goal that supports all the other goals. This goal is especially relevant this year in the light of the statutory provisions that regulate capital market activities, the sales of the activities that have been made in accordance therewith and the need to channel the investment of the proceeds received in respect thereof. Since the legislation reduces the Bank's options for spreading risks in Israel (since it restricts ownership both in the capital market and in non-banking holdings), the Bank must strive to adapt its risk profile such that the level of risk will be one that supports growth. Diversifying the sources of income may be achieved through the acquisition of financial and non-banking activities overseas and also by investing in non-banking holdings in Israel, while examining the manner of investment and the type of companies in which the Bank may invest in the light of the legislative changes.

In order to meet the goals that have been set, the Bank must strive to make more efficient use of its human and technological resources and the processes of investment in same, and to focus on the improvement of its ability to manage and to create Group processes, while increasing the synergy between the Group's units.

a. Extracting the maximum from human resources and increasing the efficiency of their use.

Advancing the subject of human resources in accordance with the needs of the organization and the strategy towards which it strives, while addressing the fields of recruitment, training, satisfaction and remuneration.

b. Increasing synergy and strengthening cooperation and information-sharing between the units

Improving the synergy between the Bank's various units and between the subsidiary companies, as a lever for improving business activity.

c. Harnessing technology to achieving the Group's goals

Adapting technology to the strategic needs of the Bank and the Group, while considering the overall contribution of technology to the organization and to the operating risk involved in such investments.

d. Improving the system of distribution channels

Expanding activities to increase customer use of direct channels, while relating to the branches as a central route for providing services to the customer.

e. Increasing operational excellence

Increasing the correlation between strategic planning and business processes, with special emphasis on strategic discipline and its measurement.

f. Improving Leumi's external relations

Advancing social commitment and relationships with bodies outside the organization and the Group.

The above Group goals have been adapted to the business lines in which Leumi operates, as detailed below. Each business line specializes in a section of the market with the objective of creating a relative advantage among its targeted customers.

Although Leumi strives to adapt its activities to its strategy, and to achieve excellence in all the fields mentioned above, there is naturally a considerable degree of uncertainty in strategic planning. The realization of the strategic plan is dependent on many variables, such as: the economic position in Israel and overseas, including the continuation of the growth process or changes which may occur therein, the security situation, labor relations in the Group, regulatory changes and also the continuing effect of the regulatory changes made during the past year, with regard to which uncertainty exists as to the extent of their effect over the years.

It should be taken into account that the Bank is currently in the advanced stages of privatization, and near completion of the sale of the controlling core, as detailed below. If this process is successfully completed, changes are likely to be made in the goals of the Group and the above strategic points.

Attention is drawn to pages 33-41 and in particular to the effect of the capital market reform on the expected profit of the Bank, to the uncertainty regarding the use the Group may make of the proceeds of the assets sold in consequence of the reform, and to the existing uncertainty regarding the additional negative effects of the implementation of the legislative requirements on the business of the Group.

Control of the Bank

On 31 December 2006 the State of Israel held 11.94% of the issued share capital of the Bank (fully diluted - 11.26%) and 19.78% of the voting rights in the Bank (fully diluted – 18.66%).

Sale of Shares in the Bank by the State

On 15 November 2005, the Bank was informed by M.I. Holdings Ltd. ("MIH") that, further to the procedure for the sale of up to 20% of the shares of the Bank held by the State, which was published by the Accountant-General of the Ministry of Finance and MIH on 14 September 2005, Barnea Investments B.V. ("Barnea") had been chosen as the preferred bidder. Barnea was incorporated in the Netherlands, and is a wholly owned subsidiary of Barnea S.A.R.L., which was incorporated in Luxembourg, and which is held jointly and indirectly by Stephen Feinberg and Ezra Merkin, through the Cerberus and Gabriel private investment fund groups which are controlled by Mr. Feinberg and Mr. Merkin respectively.

The sale was completed on 24 November 2005 (the "Closing Date"), when Barnea paid some NIS 2.474 billion for 9.99% of the Bank's share capital (NIS 17.51 per share), together with interest, a total of some NIS 2.475 billion.

Of the shares purchased, shares representing 4.99% of the Bank's share capital are being held in trust and Barnea and the trustee have signed a power of attorney empowering the committee appointed pursuant to Section 12 of the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "Committee"), including whoever succeeds it in this capacity, as provided under the said Law, or any other person whom the Minister of Finance shall empower, to (1) participate and vote at all meetings of the Bank by virtue of the said shares and (2) to exercise the right to appoint directors in the Bank with respect to all the shares of the Bank held by Barnea.

The government also granted Barnea an option to purchase a further 10.01% of the capital of the Bank, pursuant to the provisions of the option agreement signed between the government, MIH and Barnea on 23 November 2005 (the "Option Agreement"), and conditional, *inter alia*, on their having obtained all necessary permits from the Bank of Israel and the other relevant supervisory bodies in Israel and overseas for the purchase of the shares and control of the Bank. The option, which took effect from the Closing Date, was exercisable 180 days after the Closing Date, subject to an extension of up to an additional 12 months under certain conditions. On 24 May 2006, MIH advised the Bank that, on the same day, an application had been received from Barnea requesting the extension of the exercise period of the said option for an additional 12 months, until 24 May 2007, and that in said application, Barnea stated, *inter alia*, that they had filed a request with the Bank of Israel for a permit to control the Bank. On 6 July 2006, the Bank was notified that the date for the exercise of the option had been deferred to 24 May 2007.

The price per share for exercising the option was fixed at NIS 14.70, bearing annual interest of 2%, both price and interest being linked to the CPI and subject to certain adjustments as detailed in the Option Agreement, including in respect of dividends distributed by the Bank, such being linked to the CPI and bearing interest. The option will expire, *inter alia*, should the percentage of the shares held by Barnea fall below 7.5% of the Bank's issued share capital, as the result of the transfer of shares by Barnea (whether shares held directly by Barnea or shares held by the aforementioned trustee).

At an early stage of the sale process of the shares of the State in the Bank, in October 2005, the Bank agreed, at the request of MIH (on behalf of the government of Israel) to allow a potential purchaser of control of the Bank to receive limited material on the Bank's business activities, this being subject to a series of conditions designed to protect the interests of the Bank and the confidentiality of the information provided.

The Bank's consent was given pursuant to legal provisions and the agreements executed by the Bank in the early 1990's.

The Bank's consent was conditional, *inter alia*, on receipt of the consent of the Bank of Israel and MIH as to the identity of the potential purchaser.

On 23 October 2006, the Bank received a copy of a letter sent by the Deputy Supervisor of Banks to MIH. Following are the contents of the letter:

"1. Further to our referenced letter [a letter in respect of due diligence arrangements, in which it was determined, *inter alia*, that the information provided to the examiners would not be transferred to the potential purchasers, except subject to certain conditions and certain authorizations] although we have not yet received all the information that we requested, and in order to advance the process of the sale of Bank Leumi (the "Bank"), we are willing to permit Barnea Investments B.V. ("Barnea") to begin due diligence examinations at the Bank, in parallel with the completion of the missing information.

2. For the avoidance of doubt, we would emphasize once more that the due diligence examination is to be carried out according to the contents of our referenced letter. The entry of examiners on behalf of Barnea, who must be approved as detailed in clause 3.5 of our referenced letter, will be permitted once the Bank is ready, and no later than 30 days from the date of this letter.

3. Examiners who comply with one or more of the criteria detailed below will not be permitted to participate in the examination process:

   3.1 Any person applying for control of the Bank or to hold means of control in the Bank (the "Applicant");

   3.2 Any person engaged in joint business activities with the Applicant, or an employee thereof;

   3.3 Any person representing the Applicant in the process *vis-à-vis* MIH or the Bank of Israel. With regard to the attorneys or auditors representing the Applicant, the authorization is conditional on the employees involved in assessing the Bank not representing the Applicant.

4. We would clarify that the aforementioned does not constitute any expression whatsoever of our views as to the qualification of Barnea and its controllers, for controlling and holding means of control in the Bank."

In light of this letter, and the letter of MIH to the Bank of 7 December 2006, requesting that the Bank allow the due diligence to take place; in December 2006 examiners on behalf of Barnea began carrying out limited due diligence as mentioned, following approval of the identities of the examiners by the Bank of Israel, MIH and the Bank, and their having executed confidentiality agreements.

It is emphasized that the examiners are prohibited from transferring to anyone (including to Barnea) raw data or other material of the Bank that has not been made available to the public, or processed raw data and such material (such as commercial secrets of the Bank and names of customers). The examiners are allowed to provide Barnea with their opinion and valuation only if and when they have received notice from MIH that the Bank of Israel has granted Barnea authorization to receive the opinion and valuation, and subject also to Barnea executing confidentiality agreements prior to receipt of the said opinion.

The Option Agreement contains certain conditions relating to Bank transactions during the exercise period of the Option Agreement, which commenced from the Closing Date, *inter alia*: subject to a written request by Barnea to MIH and the government and to confirmation by the Bank of Israel that Barnea has previously applied for a control permit, the Minister of Finance will recommend in writing to the Bank's Board of Directors that, provided that the Bank of Israel will not have objected thereto, any material transaction of the Bank outside the ordinary course of its business shall be effected only after the position of Barnea's representatives (whose identity shall have been agreed by the Supervisor of Banks) has been presented to the Bank's Board of Directors. Further, during the said period, at General Meetings of the Bank's shareholders, the government (through the Committee) will, unless Barnea has previously agreed, oppose resolutions relating to: the Bank's voluntary winding-up, a spin-off by the Bank, a merger of the Bank with companies other than wholly owned subsidiaries or a compromise or arrangement (within the meaning of Section 350 of the Israeli Companies Law) to which the Bank is party; an issue of shares or securities convertible into shares (except pursuant to an offer or sale of the Bank's securities to employees of the Bank or employees of companies of the Leumi Group), a modification to the rights attached to the Bank's shares and an increase of the Bank's authorized capital or a rights issue by the Bank; or a modification to the terms of the Bank's statutory documents.

In addition, if the consent of MIH or the Accountant-General is requested with respect to the manner of voting of the government or the Committee at the General Meeting of the Bank, MIH and the Accountant-General shall consult with Barnea prior to providing such consent, unless the vote relates to the approval of the Bank's financial statements, the appointment of an auditor or the appointment or dismissal of Directors.

The criteria and terms and conditions laid down by the Bank of Israel for the acquisition of control of the Bank, and which were published under the sale procedure, impose the following restrictions on the distribution of dividends with effect from the date a control permit is granted by the Bank of Israel:

1. A dividend may not be distributed from profits that have accumulated at the Bank as at the date to which the last financial statements prior to the submission of the bid to purchase the means of control relate. If losses accumulate after this date, no dividend shall be distributed until after such losses have been covered.

2. A dividend may not be distributed from the profits from the sale of material assets of the Bank for five years from the date of purchase of the means of control unless all the following terms have been fulfilled:

    (a) the sale derives from legal requirements that apply to the Bank.
    (b) the distribution of the dividend from profits from the sale of such assets will not cause a reduction of the Bank's minimum capital ratio below that existing immediately prior to the sale of the said assets.
    (c) the Bank's Board of Directors shall confirm the distribution after having examined the Bank's requirements and its business plans.
    (d) the Supervisor of Banks' prior written approval has been obtained for a distribution as aforesaid, after examining the Bank's capital adequacy and the Board of Directors' decision and the basis therefor.

However, in the event of special circumstances, as confirmed by decisions of the Bank's Board of Directors and Audit Committee, under which the best interests of the Bank require a dividend distribution which exceeds the aforesaid, the holders of the control permit may apply to the Governor of the Bank of Israel for approval of such extraordinary distribution.

For additional details in respect of future dividend policy see page 25 below.

For details of the issue of options to the employees and the sale of shares to the employees, see pages 22-24 below.

Description of Operational Segments

Bank Leumi in Israel is organized into four business lines, operated though four divisions, each headed by a member of the Management of the Bank. Each business line specializes in the provision of service to segments of customers with similar characteristics and needs. This specialization allows for the provision of a high level of professional service. In addition, there are a number of management units that provide various services to the business divisions.

The subsidiary companies in Israel and abroad have been assigned to the relevant divisions in the Bank according to the nature of their activities and the characteristics of their customers.

The four major business lines of the Bank follow:

Retail banking deals with private and small business customers, with the strategic aim of consistent growth in profits and the volume of customers and their activities, through the provision of differential service suited to the different customer segments, the expansion of the branch and direct distribution networks (Leumi Call, the internet and electronic terminals), the provision of high quality and objective consultation in all investment fields, systematic information-based initiatives *vis-à-vis* the customers in all fields of activity: investments, consumer and commercial credit and current account services, and improving the level of service to customers.

Commercial banking deals with the middle-market range of business customers. The strategic goal of commercial banking is to continue to strengthen its leading position by means of expanding the volume and range of activities with existing customers and by recruiting new customers, whilst providing comprehensive solutions for its customers operating in Israel and abroad.

Corporate banking deals with the large business customers segment. Its strategic goal is to reinforce its relative advantage and to improve its contribution to Group profit. The objective of corporate banking is to expand the activities of its customers with the Group, to increase the range of products and services offered to customers and to leverage its continuing relationships with its customers to develop business between them and the various units in the Leumi Group, in Israel and abroad.

International and private banking deals with the population of wealthy private clients in Israel and worldwide. The division operates through specialist centers in Israel that are designated for foreign and Israeli residents and also through the Bank's subsidiaries in the USA, the UK, Switzerland and Luxembourg and the representative offices in Europe, Latin America, Canada and Australia. The strategic goal is to expand the customer base and to enlarge the scope of activities of customers of the sector, in Israel and overseas, primarily by means of provision of high quality professional service based on exclusive service centers, having a competitive advantage in the professionalism of their employees and their products, which are adapted to the customers' requirements.

Principal Operational Segments

Pursuant to the Bank of Israel's directives, an operational segment is a component which has three characteristics:

1. It engages in business activities from which it is likely to produce income and bear expenses (including income and expenses from transactions with other segments at the Bank);

2. Its operating results are regularly examined by the Management and the Board of Directors in order to make decisions relating to the allocation of resources to the segment and the appraisal of its performance;

3. There is separate financial information with regard to the segment.

The principal operational segments that have been determined under the directives of the Bank of Israel in accordance with the said characteristics are as follows:

1. Households	-	providing comprehensive banking services to households and private customers.
2. Small Businesses	-	providing banking services to small businesses and local authorities.

3. Corporate Banking - providing financial services to the major and international companies with regard to their operations in Israel and abroad.

4. Commercial Banking - providing financial services to middle market companies in the economy and to their connected parties.

5. Construction and Real Estate - providing financial services to major construction companies and projects operating mainly in the construction and real estate sector.

6. Private Banking - providing local and global financial services and solutions to private customers resident in Israel and overseas with large financial asset portfolios. Commercial services are provided in the overseas business units.

7. Financial Management - including the nostro activities and the trading rooms, including non-banking companies (real companies).

8. Others* - activities not assigned to other segments.

The segmented operations also include inter-segment activity, such as services that are provided to customers in another segment and also activities (products) such as mortgages, credit cards and the capital market.

* This includes other activities of the Group, none of which constitutes a profit center under the directives of the Supervisor of Banks.

For further details see below from page 90 and Note 28 to the Financial Statements.

The criteria for the attribution of customers according to business lines at the Bank in Israel are generally as follows:

A. Business Customers:

Division/Segment	Scope of Obligo
Corporate	above NIS 100 million
Commercial	above NIS 6 million and up to NIS 100 million
Small businesses	up to NIS 6 million

In addition, parameters have been determined for the segmentation of certain customers into the business segments and certain divisions, namely: complex and special transactions, complex projects and construction loans, which are likely to change the above classification.

In addition, segmental attribution is also conditional on segmentation having been carried out, and as long as transfer of the customer has not been completed, the segmental classification does not change.

B. Private Customers According to Financial Assets:

Division/Segment	Israeli Residents	Foreign Residents
Private Banking	above US$ 1 million	above US$ 0.5 million
Households	up to US$ 1 million	up to US$ 0.5 million
Commercial	up to US$ 1 million	up to US$ 0.5 million

C. Banking Subsidiaries are attributed as follows:

- The Arab Israel Bank Ltd. – to households, small businesses and commercial banking.
- Leumi Mortgage Bank Ltd. – to households, construction and real estate and commercial banking.
- Leumi USA operates in 3 business lines*.
- Leumi Switzerland and Luxembourg – to private banking.
- Leumi UK – to commercial banking.
- Leumi Romania – to small businesses.

* Leumi USA
- corporate banking – obligo of over US$ 2 million or customers with growth potential
- construction and real estate – real estate credit.
- private banking – local customers with financial assets of over US$ 100,000 and foreign customers with financial assets of over US$ 1 million.

Financial Measurement System

To provide administrative support for the operations according to segments, an operating and administrative system exists in the Bank to manage profit centers according to business lines and additional classifications (the "Bahan" system).

The system's objects:
- measuring the profitability of the various profit centers;
- measuring the business activity volume of the various profit centers according to various classifications of business;
- measuring performance against goals in the context of the work plan;
- uniformity in analyzing the business activity;
- overall control of the business activity and the profitability from such activity;
- directing the branches and other business units to achieve the Bank's targets, including profitability targets;
- to provide a tool for allocating the Bank's resources in a rational manner, on the basis of added value;
- to provide a basis for appraisal and remuneration.

The basis of the Bank's system is the "data warehouse" that centralizes all the Bank's transactions and, with the assistance of an appropriate index, enables transactions to be sorted and classified between the various profit centers.

The data below regarding operational segments includes the Bank's data according to the principles of the Bahan system as described below, while the segmented data of the subsidiaries in Israel and abroad has been taken from their financial statements.

For the purpose of measuring the profitability by the Bank's Management and Board of Directors, exchange rate differentials arising from the investment in overseas subsidiaries are allocated to the net interest income of the overseas subsidiaries in the financial management segment.

The attribution of income and expenses according to business lines at the Bank is effected as follows:

Income

Net Interest Income:

The profit center is credited with the interest received from the loans that it granted or is debited with the interest that is paid on deposits it raised.

In parallel, the profit center granting the loan is debited, and the profit center receiving the deposit is credited with transfer prices. The transfer prices are usually determined according to market prices following certain adjustments and generally reflect risk-free returns or the marginal costs of raising funds with the same linkage sector and currency and for a similar term. The effects arising from exchange rate differentials between the shekel/foreign currencies, including adjustments from conversion of data of overseas subsidiaries, and also changes in the CPI on surplus uses and/or sources are attributed in the Group to the financial management segment. With the method described above, the profit centers bear credit risks but do not bear market risks.

The profit and loss statements of each of the segments also take into account the capital allocated to the segment.

Every profit center is credited on the capital that was allocated to it in respect of the risk assets in accordance with risk free yield and is charged in respect of the additional cost of the Tier II capital. In this way the Bank's available capital is credited with interest equal to the marginal cost of raising funds in accordance with the segment that it is financing, or invested in the capital market. The income from the management of the nostro is reflected in the financial management segment.

The provisions for doubtful debts are charged to the profit center in which the customer's account is managed. The same applies to the additional provision required pursuant to the directives of the Bank of Israel.

Operating Income

All the operating income (commissions and other operating income) that the Bank charges its customers and/or subsidiaries in respect of various services is credited to the profit center in which the customer's account is managed. Income from nostro securities, profits of the severance reserve and dividends that the Bank receives are credited to the financial management profit center.

Expenses

The Bank's expenses are attributed to the various profit centers based on an "operations costing" system and according to the activity volumes (the amount of the operations of the profit center).

Costing is ABC (activity based costing) - a costing system which calculates the cost per transaction after considering the transaction type, line of business and distribution channel. The system costs some 6,200 transactions of different types.

Expenses that are not connected to the direct activities of the profit center (the activity segment), such as expenses in connection with the actuarial pension liability, are not charged to the profit centers and are reflected in the financial management segment.

For further details regarding Operational Segments, see pages 90-142 of the Directors' Report and Note 28 to the Financial Statements.

Capital Resources and Transactions in the Shares of the Bank

Shareholders' Equity of the Group at 31 December 2006 amounted to NIS 17,491 million, compared with NIS 16,000 million at the end of 2005, an increase of 9.3%. The increase in shareholders' equity mainly derives from the profit for the year, from changes in adjustments in respect of the presentation of securities available for sale according to fair value, from an increase in the capital fund against the recording of salary expenses in respect of the sale of shares and the issue of options to employees, which was offset from the reduction from capital of the loans made available to the employees for the purchase of shares of the Bank and from the deduction of the dividend to be paid.

The securities portfolio (nostro) mainly holds government debentures, which generally represent the use of raised sources and the available capital. The majority of the securities portfolio is classified as available for sale securities and is included in the balance sheet on the basis of fair value. The income is recorded in the statement of profit and loss on an accrual basis, and the difference between the value on an accrual basis with regard to debentures and according to a cost basis with regard to shares, and the fair value is directly recorded in a separate item in shareholders' equity, following the deduction of the effect of related taxes.

In consequence of the change in the fair value of securities available for sale in all the segments, a net increase in value of NIS 577 million was recorded in shareholders' equity, compared with a decrease in value amounting to NIS 48 million in 2005 (all of the amounts are net after the effect of relevant taxes). The increase in 2006 derives mainly from the change in classification of the investment in Migdal Insurance and Financial Holdings Ltd. from a company included on the equity basis to securities available for sale.

The total net aggregate balance of adjustments of securities held in the available for sale portfolio to market value as of 31 December 2006 amounted to NIS 623 million (after the effect of taxes).

According to the principles of the capital adequacy computation, the balance in respect of adjusting securities to fair value does not affect the capital computation for the purpose of the minimum capital ratio, save for net losses that have not yet been realized from adjustments to fair value of shares available for sale, less the effect of taxes.

Shareholders' Equity relative to Total Assets on 31 December 2006 reached 6.0%, compared with 5.8% on 31 December 2005.

Shareholders' Equity relative to Risk Assets was 11.56% on 31 December 2006, compared with 11.55% on 31 December 2005. This ratio is higher than the minimum ratio of 9% set by the Supervisor of Banks. The ratio of Tier I capital to risk assets reached 7.53% on 31 December 2006, compared with 7.46% at the end of 2005.

The improvement in the capital adequacy ratios derives primarily from the profits in 2006 and an increase in the Tier II capital, which was partly set-off by the dividend paid.

Issue of Subordinated Capital Notes

During 2006, Leumi Mortgage Bank Ltd. issued subordinated notes amounting to NIS 713 million.

Interested Persons' Transactions in the Shares of the Bank

On 19 January 2006, Eliahu Insurance Company Ltd. acquired 194,131 shares and the holdings of the Eliahu Group in the Bank reached 9.9969% (fully diluted – 9.4311%).

For details in respect of the sale of shares by the State see above on pages 15-17.

The Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to eligible employees, as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted (of which 122,644 options were allotted to the Chairman of the Board of Directors and 156,659 options were allotted to the Chief Executive Officer). The said options are subject to all the provisions of the Outline, including:

1. The options will be exercisable in two equal tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (the amounts of which will be linked to the CPI), bonus shares and the bonus element of rights issues, should there be any. This price was determined in coordination with the Ministry of Finance. The adjusted price as at 31 December 2006 was NIS 12.736. The exercise price was adjusted for the dividend distribution on 28 February 2006 (NIS 0.78 per share). Following the adjustment for the dividend distributed on 28 February 2007 in the amount of NIS 1.768 per share, the exercise price was NIS 10.918 per share on 18 March 2007.

In respect of the issue of the said options, the Bank records salary expenses in accordance with the fair value of the options with the addition of salaries tax and national insurance contributions. This expense will be recorded in the Bank's financial statements over a period of two years from the date of allotment.

The estimate of the fair value of the options, as of the date of allotment, which was prepared by an external appraiser in accordance with the Black & Scholes model, was some NIS 422 million. The calculation of the value was based upon the following principal parameters:

- standard deviation of the annual yield: 25%.
- risk free linked interest rate: 3.5%.
- price per share – the closing rate of NIS 17.30 per share on 14 February 2006.
- dividend distribution policy: 50% of the net profit.
- rate at which employees leave during the vesting period of the options: 2%.

The Bank received approval from the Tax Authority for the operation of the plan as a "plan for the allotment of shares by means of a trustee" within the context of section 102 of the Income Tax Ordinance, on the capital gains taxation path. The profit benefit portion (which will be considered to be income from work in the hands of the employees) at the date of the granting of the options was some NIS 368 million. In respect of this portion, the Bank will pay salary tax and national insurance contributions amounting to some NIS 68 million, and against this the Bank will save company tax and profits tax amounting to some NIS 140 million. This saving will be recorded in the Bank's books over the period of two years from the date of the allotment, in parallel with the recording of the expense. The amount of the expense in respect of the fair value is recorded against capital account. In 2006, the Bank attributed salary expenses of some NIS 235 million to the profit and loss statement.

Sale of Shares to Employees

On 14 June 2006, Bank employees purchased 2.8478% of the share capital of the Bank (40,274,560 shares, of which 75,532 were purchased by the Chief Executive Officer), in accordance with an outline published on 9 May 2006 (and amended on 10 and 25 May 2006). On 3 July 2006, the General Meeting approved the purchase of 59,131 ordinary shares by the Chairman of the Board of Directors of the Bank, which purchase was carried out on 5 July 2006.

The purchase of the shares was carried out in accordance with an agreement of March 2006 with the Accountant-General regarding an offer of the Bank's ordinary shares to employees of the Bank by the State, in accordance with the agreements in respect of the privatization of the Bank and decisions of the Finance Committee of the Knesset. According to the above agreement, the shares would be offered to the employees in two stages, the first of which, an offer of 2.873% of the share capital, has been carried out, as mentioned above. The base purchase price was set at NIS 16.10 per share (the average price of the share, as agreed by the Ministry of Finance and matching the average price of the sale to Barnea). The shares were offered to the employees at a discount of 25% below the base price, the price being linked to the CPI for September 2005 up to the date of exercise of the offer, with the addition of interest at 2% per annum from 24 November 2005 (the "Exercise Price"). The Exercise Price was therefore NIS 11.652 per share (11.665 for the Chairman of the Board of Directors).

The second stage, in which a further 1% of the Bank's share capital will be offered to the employees, will be carried out after completion of the privatization process.

The value of the benefit granted to the employees and the Chairman of the Board of Directors in respect of the said purchase (the first stage only), which was evaluated by an external appraiser, included a number of components and totaled some NIS 217 million (including salary tax and national insurance). This amount was recorded as a salary expense, of which an amount of NIS 203 million was against the capital account.

Below are the parameters according to which the calculation was made:

- The calculation of the fair value was made according to the price of the Bank's shares at the time of granting, which is the average price of the Bank's shares in the period during which the employees subscribed for the shares. The period was from 31 May 2006 to 11 June 2006, and the average price of the shares during this period was NIS 16.71.
- The calculation of the fair value takes into account the "flaws" in the offered shares (locked-up for 4 years and regular tax payment in respect of the benefit component) relative to the regular shares.
- The shares are locked-up for 4 years. In respect of this "flaw" of lack of marketability, 15% was reduced from the value of the shares at the time of granting.
- An annual dividend payment of 50% of the net profit was assumed.
- The financing of the purchase of the employees' shares was through CPI-linked, interest free loans granted by the Bank.
- The interest rate for the calculation of the value of the benefit embodied in the loans was 4% per annum linked to the CPI.
- The Bank received an approval from the Tax Authority under which the provisions of section 102 of the Income Tax Ordinance will apply to the program.

The following table sets out details of the calculation as at 31 December 2006:

	NIS thousands
Fair value of the shares less the lack of marketability	102,911
Cost of financing loans	54,543
Salary tax and national insurance	59,458
Total salary expense	216,912
Tax shelter to Bank in profit and loss	51,949
Total net cost in profit and loss	164,963
Amount credited to capital account	203,011

In accordance with accepted accounting principles, the changes in the value of the profit benefit portion are updated on an ongoing basis in the profit and loss statement, according to the share's market value.

To finance the purchase of the shares, the employees were granted loans, repayable at the end of the 4 years' lock-up period of the shares. The loans are linked to the CPI, do not bear interest and are not subject to non-recourse conditions. The granting of the loans was approved by the Supervisor of Banks, who, in his approval, noted that when determining the repayment terms, the Bank was requested to take into account the fact that approval would not be given for the extension of the repayment period of the loans beyond the end of the lock-up period. The total of the loans granted to the employees (including the Chairman) was some NIS 466 million, which was deducted from the Bank's capital.

Distribution of Dividends

A. Dividend Policy for 2006-2007

On 29 March 2006 the Bank's Board of Directors resolved to determine the dividend policy as follows:

It is the intention of the Board of Directors to recommend to the General Meeting the distribution of an annual dividend, for the years 2006 and 2007, in an amount constituting at least 50% of the net annual distributable profit of the Bank, if there is no adverse change in the profits of the Bank and/or in its business and financial condition and/or in the general economic situation and/or in the legal and fiscal environment.

All dividend distributions will comply with the provisions of the Companies Law, 1999, which provides, *inter alia*, that the Bank may make a distribution out of its profits provided that there is no reasonable concern that the distribution will prevent the Bank from meeting its present and anticipated obligations, when they become due. The Bank is also required to comply with the limits laid down by the Supervisor of Banks such as: minimum capital ratio of not less than 9%, compliance with the requirements of section 23A of the Banking (Licensing) Law, 1981, which placed limits on the percentage of equity that a banking corporation may invest in non-banking (real) corporations, and also compliance with the limits determined by the Supervisor of Banks regarding granting credit as a percentage of equity and the limits he determined regarding dividend distributions, such as: no dividend will be distributed if the non-monetary assets exceed equity or if the dividend distribution will cause such a situation; no dividend will be distributed out of capital reserves or positive differentials arising from the translation of the financial statements of autonomous overseas units; or where one or more of the last three calendar years ended with a loss.

The abovementioned policy is also subject to the restrictions arising from the privatization process relating to the Bank, which will apply after the grant of a control permit by the Bank of Israel. See "Sale of Shares of the Bank by the State" on page 17 above.

The above declaration of dividend policy does not constitute any undertaking towards any third party (including concerning the dates of payment of the dividend or the rates of dividends in the future).

Certain declarations appearing above in this section contain "forward-looking information". For the meaning of this term, see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors Report" on pages 46-47.

B. The dividend policy for the years 2003 to 2005 (inclusive) was to recommend to the General Meeting the distribution of a dividend in an amount that constituted at least 35% of the annual distributable net profit of the Bank, and this in similar language to the policy for the years 2006 and 2007 detailed above.

C. Dividend for 2006

The Special General Meeting of Shareholders convened on 14 February 2007 approved the recommendation of the Board of Directors of 24 December 2006, regarding the distribution of a cash dividend at the rate of some 101.6% of the net profit for the first nine months of 2006 (some NIS 2.5 billion), at the rate of 176.8% of the paid-up capital. The dividend constitutes 70.7% of the net profit for 2006.

The dividend was paid on 28 February 2007 to shareholders of record on 15 February 2007 (the record date). The stock traded "ex" dividend on 18 February 2007. The dividend was at the rate of NIS 1.768 for every ordinary share of NIS 1.0 par value.

C. Dividend for 2005

The Special General Meeting of Shareholders convened on 2 February 2006 approved the recommendation of the Board of Directors of 4 December 2005, regarding the distribution of a cash dividend at the rate of some 65.9% of the net profit for the first nine months of 2005 (some NIS 1,103 million), at the rate of 78.0% of the paid-up capital. The dividend was at a rate of some 51.6% of the net profit for 2005.

The dividend was paid on 28 February 2006 to shareholders of record on 15 February 2006 (the record date). The stock traded "ex" dividend on 16 February 2006. The dividend was at the rate of NIS 0.78 for every ordinary share of NIS 1.0 par value.

E. Following are details of cash dividends declared and/or paid in the Group*:

	2006	2005	2004
1. Bank Leumi le-Israel B.M. - in NIS millions	**2,500**	1,103	1,004
2. The Arab Israel Bank Ltd. - in NIS millions	**60**	60	60
3. Leumi Mortgage Bank Ltd – in NIS millions	-	54	40
4. Various wholly owned companies of the Group - in NIS millions	**18**	15	28
5. Bank Leumi USA - in US$ millions	-	20	20
6. Leumi Re – in US$ millions	**5**	-	-
7. Bank Leumi (UK) plc – in £ millions	**37.6**	4.7	4.5
8. Bank Leumi le-Israel Switzerland – in CHF millions	**62.8**	-	8.3
9. Migdal Insurance and Financial Holdings Ltd. - in NIS millions**	**42.0**	139	25
10. Africa Israel Investments Ltd. - in NIS millions***	-	33	30
11. Israel Corporation Ltd. – in NIS millions	**54**	55	-

* The Group's share in the dividend in accordance with its entitlement to receive profits as set out in Note 6 to the Financial Statements relates to the reporting year in respect of which the dividend was declared and not necessarily to the year of payment.

** Half the holding was sold in the first quarter of 2006.

*** Sold in the first quarter of 2006.

Bank Leumi le-Israel B.M. and its subsidiaries

Principal data of Bank Leumi le-Israel B.M. group

	2006	2005	2004	2003	2002
	Reported amounts			Adjusted amounts	
Income, expenses and profits (in NIS millions)					
Net interest income before provision for doubtful debts	**6,922**	6,628	6,359	5,975	5,083
Provision for doubtful debts	**933**	1,426	1,514	1,883	1,907
Total operating and other income	**3,871**	3,718	3,403	3,216	2,896
Total operating and other expenses	**7,257**	6,070	5,488	5,603	5,252
Of which: costs of voluntary retirement	**175**	107	14	147	336
Operating profit before taxes	**2,603**	2,850	2,760	1,705	820
Provision for taxes	**1,320**	1,193	1,244	824	262
Net operating profit	**1,454**	2,059	1,904	1,159	413
After-tax net profit from extraordinary items	**2,080**	77	(8)	(14)	9
Net profit	**3,534**	2,136	1,864	1,145	422
Net operating profit per share	**1.03**	1.46	1.35	0.82	0.29
Net profit per share	**2.50**	1.51	1.32	0.81	0.30
Dividend paid in the current year	**2,500**	1,103	1,004	400	-
Assets and liabilities at end of period (NIS millions)					
Total assets (total balance sheet) (e)	**289,341**	277,862	260,531	249,343	246,097
Credit to the public (e)	**183,800**	182,624	174,367	172,175	174,391
Securities	**46,375**	47,825	43,543	40,262	36,143
Deposits of the public	**231,823**	221,828	209,652	203,586	205,001
Shareholders' equity	**17,491**	16,000	14,986	14,213	13,147
Major financial ratios in annual terms (in %)					
Credit to the public to total assets (e)	**63.5**	65.7	66.9	69.1	70.9
Securities to total assets (e)	**16.0**	17.2	16.7	16.1	14.7
Deposits of the public to total assets (e)	**80.1**	79.8	80.5	81.6	83.3
Total shareholders' equity to risk assets (a)	**11.56**	11.55	11.25	10.79	10.31
Primary capital to risk assets	**7.53**	7.46	7.53	7.29	6.83
Shareholders' equity (excluding minority interest) to total assets	**6.0**	5.8	5.8	5.7	5.3
Net profits to shareholders' equity (excluding minority interest)	**22.1**	14.3	13.1	8.7	3.3
Net operating profit to shareholders' equity (excluding minority interest)	**9.1**	13.7	13.4	8.8	3.2
Rate of tax provision	**50.7**	41.9	45.1	48.3	32.0
Provision for doubtful debts from credit to the public (e)	**0.51**	0.78	0.87	1.09	1.09
Provision for doubtful debts from total risk credit to the public	**0.34**	0.54	0.61	0.77	0.76
Net interest income before provision for doubtful debts from total assets (e)	**2.39**	2.39	2.44	2.40	2.07
Total income to total assets (b) (e)	**3.73**	3.72	3.75	3.69	3.24
Total income to total assets managed by the Group (b) (e)	**1.55**	1.62	1.98	2.00	2.02
Total operating and other expenses to total assets (e)	**2.51**	2.18	2.11	2.25	2.13
Total expenses to total assets managed by the Group (e)	**1.04**	0.95	1.11	1.22	1.33
Net profit from total average assets (e)	**1.29**	0.82	0.75	0.48	0.18
Net operating profit from total average assets (e)	**0.53**	0.79	0.77	0.48	0.17
Financial margin including income and expenses from derivative financial instruments	**1.85**	1.60	1.76	1.61	1.79
Operating expenses (excluding costs of retirement) to total income (b)	**65.6**	57.6	56.1	59.4	(c) 61.6
Operating and other income to operating and other (excluding cost of voluntary retirement)	**54.7**	62.4	62.2	58.9	(d) 58.9
Operating and other income to total income (b)	**35.9**	35.9	34.9	35.0	36.3

(a) Shareholders' equity – plus minority interest, less investments in capital of companies included on equity basis and various adjustments.

(b) Total income – income from financing operations before provision for doubtful debts plus operating and other income.

(c) Operating expenses (without voluntary retirement and without the net insurance collected due to extraordinary event in Switzerland in 2002) to total income is 64.1 %.

(d) Operating and other income to operating and other expenses (without voluntary retirement and without the net insurance collected due to extraordinary event in Switzerland in 2002) is 56.6%.

(e) Due to the change in the instructions of the Supervisor of Banks regarding open credit card transactions now to be classified as credit to the public the comparative figures have been restated.

C. Other information

Principal Developments in the Economy*

General

The Israeli economy's improvement trend persisted and indeed expanded in 2006, posting growth at a real rate of some 5.1%, despite the hostilities in the north in the third quarter. All this was further to the 5.2% growth posted in 2005, along with a decrease in unemployment to 7.7% in the fourth quarter of 2006. Growth was led by industrial export, exclusive of diamonds, which was stood out with rapid expansion at a rate of some 12.1%, with investment in fixed assets, which rose by some 6.0%, likewise figuring prominently among the various uses. Rapid growth resulted in a substantial increase in state tax revenues and a lower deficit than planned in the State budget, contributing to a significant downturn relative to government debt/GDP. Israel also enjoyed an ongoing improvement in its balance of payments and an especially large volume of direct capital inflows. These, along with the global weakening of the US dollar, were the principal elements operating to strengthen the shekel. Israel's inflation rate was affected by this, with the Consumer Price Index ("in respect of") declining by 0.1% in 2006. It was against this backdrop that the Bank of Israel, toward the end of the year, set in motion an interest rate lowering process that continued also at the beginning of 2007, bringing the domestic interest rate in March 2007, at 4.0%, to a lower level than the interest rate of the US Federal Reserve Bank, at 5.25%.

Business product and economic sectors

The accelerated expansion of Israel's business sector product continued in 2006, amounting to some NIS 457 billion, with a real rise of some 4.6%, further to 6.8% and 6.7% growth rates in 2004 and 2005 respectively. It was the industrial sectors that posted the most outstanding (10.2%) growth in 2006, but the trade and services sectors' product likewise recorded rapid expansion, despite the damage to the economy in the third quarter occasioned by the hostilities in the north. This view is reinforced by the Bank of Israel's companies survey for the fourth quarter of 2006, pointing to an acceleration of economic activity, following more moderate upturns in activity in the third quarter of the year, due to the hostilities in the north. Moreover, the outlook in most sectors calls for accelerated activity in the first quarter of 2007.

The hostilities in the north inflicted a severe blow on the tourism sector. In 2006, the number of tourists entering Israel by air was down by some 5% compared with 2005, amounting to some 1.56 million. This followed growth rates in excess of 20% in each of the years 2003 - 2005. In the first half of the year, the upturn in incoming tourism persisted, but the hostilities in the north in July – August severed this positive trend, causing a sharp decline

Once the security situation in the north stabilized, however, tourism started to recover gradually, so that the (seasonally adjusted) figures for December 2006 were some 19% lower than the level posted in June, the month preceding the outbreak of hostilities.

The State Budget and its financing

The State Budget deficit (exclusive of net credit extended) amounted in 2006 to some NIS 5.5 billion (0.9% of GDP) compared with a planned deficit of some NIS 17.2 billion (some 3% of GDP). The fact that the actual deficit recorded was lower than planned – was achieved despite the expenses occasioned by the hostilities in the north. The decrease in deficit continues the trend of recent years, as compared with 2003, when the deficit rose to a high level of some 5.5% of GDP. It is true that the downturn may be partly attributed to one-off increases in tax revenues (sale of Iscar and so forth); but even net of that influence revenues posted an increase, primarily from direct taxes. The low budget deficit greatly reduced the need to raise financing capital from the public both in Israel and abroad, another contributing factor being receipts from privatization, which were higher than forecasted, amounting to some NIS 4.7 billion.

---

* Source of data: publications of the Central Bureau of Statistics, the Bank of Israel, the Ministry of Finance and the Tel Aviv Stock Exchange

As a result of the foregoing, the Ministry of Finance estimates that the government debt/GDP ratio declined to some 86% in 2006, an achievement outshone only in 2000, when that ratio stood at some 84%. This figure, one of the most significant indicators examined by credit rating agencies, is likewise registering a patently positive trend - in 2003, this ratio was some 100% of GDP.

On July 1, 2006, the Value Added Tax rate was lowered by one percentage point from 16.5% to 15.5%. Thereupon, the non-profit organization VAT rate was reduced to 7.5% and that of financial institutions from 17% to 15.5%. As regards the effect of the reduced VAT rate on the Bank, see page 64.

Foreign trade, capital flows and exchange rates

Israel's trade deficit amounted in 2006 to some US$ 7.9 billion, similar to the 2005 level. This was due to an expansion (in nominal dollar terms) of some 7.5% in export and some 6.2% in import of goods. One the other hand, if fluctuation components such as diamonds, fuel, shipping and aircraft are deducted from the overall deficit, then the deficit is seen to have narrowed in the past year by about one half. The main reason for the increase in export of goods was the rapid increase of some 15% in industrial export, exclusive of diamonds, mostly in a small number of sub-sectors (most outstanding among which was the pharmaceuticals sector).

The past year posted very substantial growth in capital flows to and from Israel, in the non-banking private sector, with foreign residents' investments in Israel amounting to some US$ 23.6 billion, and Israeli residents' overseas investments amounting to some US$ 22.4 billion. Even though part of the substantial increase in investments derived from a small number of transactions (Teva, IVAX, Iscar), even after neutralizing the effect of these transactions, the investment volume was considerable, affecting investors' expectations as to probable developments in the foreign currency market, given the improving background conditions of the Israeli economy. In particular, the volume of direct (long-term) investments peaked in the past year at a level of some US$ 14.2 billion. In addition, 2006 was characterized by a moderating trend in the volume of investments by Israelis in overseas financial assets. Thus institutional investors invested some US$ 3.3 billion overseas compared with some US$ 3.2 billion in 2005 and US$ 0.6 billion in 2004. Households, through investment in foreign currency oriented mutual funds, also redeemed funds totalling some US$ 0.8 billion, following an aggregation of some US$ 0.9 billion in 2005. This was mainly due to the influence of the sharp dips in quotations on overseas Stock Exchanges in the second quarter of the year.

In 2006, the increase in net capital flows in the non-banking private sector (investments of foreign residents in Israel less investments of Israeli residents overseas) and the expansion of the current account surplus in the balance of payments along with the global weakening of the dollar, produced a considerable reinforcement of the shekel as against the dollar. The shekel appreciated in 2006 by some 8.2% against the dollar, and by some 5.2% against the currency basket. At the beginning of the year, due to mounting political uncertainty, the shekel was devalued against the dollar, reaching a level of some NIS 4.7 to the dollar. Commencing as from the second quarter, as the uncertainty lessened, there was an increase in the influence of the fundamentals – the improving background conditions in the economy, while during the hostilities in the north in the third quarter, the shekel briefly lost ground, subsequently posting a rapid recovery. Accordingly, it would appear that the strengthening of the shekel against the dollar derived principally from domestic influences and only about one third can be explained by the effect of the global weakening of the US currency.

The public's foreign currency and foreign currency-linked deposits with the bank amounted to some US$ 19.3 billion at the end of December 2006, compared with US$ 16.6 billion at the end of 2005.

The value of the foreign securities portfolio at the Bank rose from some US$ 7.0 billion at the end of 2005 to US$ 7.8 billion at the end of December 2006, an increase of 11.4%. Foreign currency conversion turnovers were up by some 34.8%, from some US$ 112.3 billion in 2005 to some US$ 151.4 billion in 2006.

Inflation and monetary policy

The CPI declined in 2006 by 0.1%, lower than the price stability target of 1% - 3% set by the government. An analysis of the development of index items over the past year points to the considerable influence of the housing item, which was down by 6.1%, chipping more than one percentage point off the index, primarily due to the influence of the significant strengthening of the shekel against the dollar by some 8.2%. But for the shekel appreciation, the price hike would have been within a range of 1% to 2%, which is to say – within the inflation target range set by the government.

Inflation expectations for the forthcoming 12-month period, as derived from capital market data, remained for most months of the year below the mid–range of the inflation target, reaching, toward the end of the year, due to the significant slide of the CPI, some 1.2%, close to the lower limit of the price stability target.

Bank of Israel adopted a restrictive monetary policy for most months of the year, for concerns that inflation might deviate from the price stability target, and because of the uncertainty involved in the hostilities in the north in the third quarter of the year. Thus the interest rate, which in December 2005 stood at 4.5%, was raised to 5.5% in August 2006. Only in October, following publication of the CPI for the month of September, which initiated a declining trend, did Bank of Israel, too, commence a gradual scaling down of the interest rate to a level of 5.0% in December 2006. At the beginning of 2007, this policy was more emphatically pursued, and the interest rate fell to 4.5% in January 2007, to 4.25% in February 2007 and to 4.0% in March 2007. Bank of Israel explained this as relating to the effort to boost the chances of inflation revolving around the midline of the inflation target range toward the end of 2007.

The capital market

In 2006, the Tel Aviv Stock Exchange responded to the country's rapid economic growth with a demonstration of strength, scaling new heights. Share indices rose steadily for the fourth year in succession, and in annual summation, the shares and convertible securities index rose by some 5.8% following an increase of some 32.8% in 2005. Rising quotations were accompanied by the rapid growth of trading turnovers in shares and options on the Tel Aviv 25 Index. Trading turnover of shares and convertible debentures on the Tel Aviv Stock Exchange expanded widely, amounting to some NIS 1,317 million on daily average, compared with NIS 894 million on daily average in 2005, a rise of some 47%. Market issuances and allocation of shares and convertibles amounted to some NIS 11.5 billion, one third of which sum was raised by 37 new companies.

The upswing in the activity of the economic system was also reflected in the Bank, which recorded a shift from deposits to capital market activity. Of the year-end mix, 60.8% derived from off-balance sheet activity compared with 58.4% at the end of 2005. The increase in the volume of activity on the capital market contributed some NIS 1,124 million to Group income from customers' activities in 2006, similar to 2005.

In the debentures market, daily turnover amounted to some NIS 1.6 billion, a rise of 20% compared with the preceding year. Unlinked, fixed interest government debenture prices rose in 2006 by some 7.3% while the prices of debentures with a term to redemption of more than 5 years posted a sharp rise of some 8.7% with a corresponding downturn in yields to redemption (to 8 – 9 years) to 5.7% in December 2006. This is explained by the low volume of capital raising and the decrease in inflation expectations. Against that backdrop, the CPI-linked government debenture index rose in 2006 by a moderate rate of some 4.1% only, while another factor influencing this market was the growing demand for CPI-linked corporate debentures, which resulted in the diversion of demand to that market. In 2006, Leumi estimates that the business sector raised some NIS 42 billion through corporate debenture issuances that could be a substitute for bank credit.

Monetary assets in the hands of the public

The financial assets portfolio in the hands of the public increased in 2006 by some 11.6%, amounting at the end of December 2006 to some NIS 1.86 trillion. The increase in the portfolio is mostly explained by the effects of asset revaluation as the prices of debentures and shares rose on the Stock Exchange and partly by the aggregation of household and corporate savings. The increase in the value of the shares brought the balance of shares in Israel and abroad to some 26% of the portfolio (compared with 23% at the end of 2005). By contrast, the weight of the other portfolio components, namely the unlinked (29%), the CPI-linked (30%) and the foreign currency-linked (15%) components, decreased in comparison with the end of 2005.

The change in the public's mix of financial assets managed in the banking system continued in 2006, primarily due to the low interest rate, with a shift from balance sheet activity (the public's deposits) to other financial assets managed in the system. Thus, the deposits of the public with the Bank posted a moderate increase of 6.6% in 2006, while the other assets of customers' managed by the Bank rose by 16.4%.

The public's total financial assets managed by the Group (deposits of the public), debentures and capital notes, securities portfolios including mutual funds and also provident funds and advanced training funds) amounted at the end of December 2006 to some NIS 653 billion compared with some NIS 600 billion at the end of December 2005, an increase of 8.8%.

Bank credit

In 2006, a slight increase of some 0.6% was recorded, in nominal terms, in the volume of bank credit in the economy (including mortgage banks and on the basis of monthly averages), which translates into a minor increase in real terms. This is in furtherance of the trend of recent years, which indicates stability of bank credit in real terms, with upward and downward fluctuations of some one percent in the annual rate of change. The effect of the strengthening of the shekel, especially against the dollar, was significant this year and led to a decrease of some 1.5% to 2.0% in the balance of credit. The principal explanation for the lack of increase of credit, even though in recent years the economy has grown by impressive rates, is almost entirely related to the structural change being undergone by the financial system. This change is reflected in the activity of non-banking financial entities, mostly institutional investors, operating in the business sector as providers of credit to major companies in the economy. In other words, the demand for credit in the economy has substantially increased, but has been met primarily by non-banking entities. Taking the Leumi forecasts as a basis, the volume of traded and non - traded issuances of companies in the Israeli economy, that could serve as a substitute for bank credit, amounted in 2006 to some NIS 42 billion. This sum is equivalent to an increase of some 7 percent in bank credit.

In contrast to the development of bank credit to the business sector as outlined above, credit to households expanded by a relatively large volume. Bank of Israel data on balance sheet credit risk among ordinary banking corporations (on a consolidated basis), point to an increase of some 5.2% in the first nine months of 2006 in the private individuals sector.
The Bank's loans to the public amounted at the end of December 2006 to some NIS 125.5 billion, unchanged as compared with the end of 2005.

For details of Group credit by activity segments see page 74.

Global economic developments

The year 2006 recorded a slight increase in the global growth rate, up to 5.3% compared with 5% in 2005. Correspondingly, it appears that the volume of global trading in 2006 also posted an increase in its expansion rate up to 9.5% in 2006 compared with 7.9% in 2005.

The rate of growth in the US economy has stabilized during the past year, and is forecasted to amount to some 3.4% in 2006. One of the weaker points of the US economy is the housing market which is in a decline, while the rapid price increase trend that characterized it in preceding years has come to a halt. Economic activity in Europe, after five years of slowdown, is currently in process of recovery. Thus, in 2006, economic growth in Europe is expected to reach 2.4%. The expansion of economic activity characterizes most European nations.

Since 2005, the Japanese economy has been in a process of growth, and the growth forecast for 2006 stands at some 2.8%. This follows a period of some eight years of deep recession. So far, the recovery has been based to a rather lesser extent on export, being led, instead, by the non-financial investments of the private sector. The growth rate in China was some 10% per annum in the period 2003- 2006. Efforts by the Chinese authorities to moderate the scope of the investment taking place in China have not yet proved successful and there are fears of over-expansion that will ultimately prove damaging to financial stability and to the Chinese business sector.

In India, there have recently been signs that the forecasted growth rate curve has been moderating, following rapid growth of some 8% in the years 2005 – 2006. Growth in India is increasingly coming to be based on non-agricultural sectors and particularly on the services sector, which has become the economy's principal engine.

Credit rating of the State of Israel and of Bank Leumi

The Moody's credit rating company announced, on 10 May 2006, that it was raising the foreign currency credit rating outlook of the State of Israel from "stable" to "positive". The announcement expresses that company's estimate that Israeli society and its political and economic decision-makers have evinced remarkable resilience in overcoming the many challenges of recent years. Moody's stressed that Israel is posting considerable per capita growth, in terms of purchasing power, and is approaching a level of per capita product that is usually ascribed to advanced economies rather than to developing economies.

Further to this announcement, Moody's announced on 12 May 2006, that it was raising the foreign currency rating outlook on the deposits of five Israeli banks, including Leumi, from "stable" to "positive". This higher rating reflects the ongoing high prospects for support on the part of the Israeli authorities.

On 2 August 2006, following the outbreak of hostilities in the north, Moody's announced that it was not changing the rating or the rating outlook of the State of Israel.

The S&P credit rating company announced on 28 February 2006, that it was raising the long term credit rating of the Bank from BBB+ to A-. The rating outlook is "stable". The increase in the rating was explained by S&P's estimate that in case of distress, the Israeli government would provide the Bank with substantial assistance.

On 14 February 2007, the company raised the credit rating outlook of Israel from "stable" to "positive", against the background of improved economic and fiscal resilience to external shocks.

The Fitch credit rating company announced on 19 December 2006 that it was raising Israel's credit rating outlook in foreign currency and local currency from "stable" to "positive". The company emphasised that the positive outlook reflected Israel's improved dynamism and soundness, deriving from the reforms of recent years, which found expression in the limited economic influence of the war in Lebanon and the strong recovery currently taking place. At the same time, the Company raised the credit rating outlook of three Israeli banks, including Leumi, also from "stable" to "positive". The company accords Leumi a rating of BBB+.

The Israeli credit rating company Maalot, a strategic partner of S&P, announced on 11 May 2006, that it was raising the rating of the Bank's liabilities from AA+ to AAA. This rating also relates to issuances carried out by the Bank through Leumi Finance Company Ltd, a wholly-owned subsidiary of the Bank, which is the Bank's issuing organ, and in the framework of whose issuances the Bank covenants to pay holders of securities (debentures and/or subordinated notes) the moneys in respect of such securities, in accordance with their terms of issuance. Likewise, the rating also relates to debt that Leumi Finance may issue in the coming year (up to April 2007) in a volume of up to NIS 4 billion. The background to this decision is the significant improvement in profitability which derived primarily from the capital market boom and the upgrading of the credit portfolio. The capital market reform and legislation enacted in its wake do not, in the opinion of Maalot, present any threat to the Bank's financial soundness.

The Israeli credit rating company Midrug, a strategic partner of Moody's, announced on 18 February 2007 that it had set a rating of Aaa for deposits of the Bank. A similar rating was set for debentures and subordinated notes issued as at 30 September 2006 by the Bank and/or by Leumi Finance Company.

General Environment and the Effect of External Factors on Activities

Part of the information in this Section is **"forward-looking information"**. For the meaning of this term see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report" in this chapter.

Capital Market Reform Legislation

On 9 November 2004 the team which was appointed by the Minister of Finance for the purpose of examining and recommending the steps required in order to intensify competition in the Israeli capital market, published its recommendations. The team's recommendations were approved by the government.

Following their recommendations, on 10 August 2005 three laws implementing a substantial reform of the capital market were published.

The laws that were published were:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;
The Financial Services (Control) (Engagement in Pension Counselling and Pension Marketing) Law, 2005;
The Financial Services (Control) (Provident Funds) Law, 2005.

The major matters dealt with in the laws are:

1. A banking corporation that has material retail activity shall not hold any means of control in a provident fund management company or a mutual fund management company and shall not hold more than 10% of any means of control in a corporation that controls or holds more than 25% of such company.

   Further, the controller of such a banking corporation will not hold more than 5% of any type of means of control in such a company or in a corporation whose business is the management of investment portfolios, as mentioned in paragraph 3 below, and will not hold more than 10% in another corporation which controls or holds more than 25% of one of these.

   As an exception to these prohibitions on holdings, a bank is permitted to control and to be an interested person in a company which manages a central provident fund for severance pay whose only member is the bank, and to manage the same, and to manage a provident fund all of whose members are employees of such banking corporation or of a corporation controlled by it, and which on 1 July 2005 was closed to the joining of new members.

2. The reduction in holdings in provident fund management companies and in mutual fund management companies will be effected as follows:

   Each of the large banks (the Leumi and Poalim Groups) must reduce its holdings in provident funds so that after two years they will each have reduced their market share to no more than 18% and after three years will have no such holdings.

   Each of the large banks must reduce its market share in mutual funds to no more than 25% after two years, to no more than 12.5% after three years and after four years they shall have no such holdings. The other banks in the system were given longer periods to realize all their holdings.

By the date by which the banking corporations are required to have realized all their holdings in provident fund and mutual fund management companies, they are also required to reduce their holdings in corporations controlling or holding more than 25% in such companies, so as to reach holdings in the legally permitted percentages (as mentioned in paragraph 1 above).

Further, by the date by which the banking corporations are required to have no holdings in provident fund management companies, the banking corporations must reduce their holdings in portfolio management companies which manage investments for institutional entities, as set out in paragraph 3 below.

3. Banking corporations as mentioned in paragraph 1 above will not control nor hold more than 5% of a corporation which manages portfolios, which include the assets of an insurer held on behalf of its insured, of provident funds (including pension funds) and of mutual funds.

4. Pursuant to the team's recommendations, the laws defined two fields that require training and licensing and that are subject to regulation and supervision - counseling and marketing, of both financial products and pension products, and the entities operating in the capital market are required to choose between them. Amendments for this purpose were made *inter alia*, to the Banking (Licensing) Law, 1981, the Regulation of Engagement in Investment Counseling and Investment Portfolio Management Law, 1995, which also regulates the profession of investment marketing, the Joint Investment Trusts Law, 1994 and the Insurance Business (Control) Law, 1981. In addition, a new law was enacted to deal with pension counseling and pension marketing, which applies to counseling with relation to provident funds, pension funds and insurance programs included in or connected to provident funds and pension funds.

5. The possibility of choosing between the profession of investment counseling and pension counseling, and the profession of investment marketing and pension marketing was not made available to banking corporations with material retail activity or their controlling entities or entities controlled by them. These may engage in counseling only, except that they are permitted to market structured products, options and futures contracts issued by themselves only. In addition, provision of pension counseling by a banking corporation will require the receipt of a license from the Supervisor of the Capital Market, the receipt of which, as detailed below, has been made subject to various conditions.

Other entities have the option of choosing between these two professions; those that choose to receive a marketing license will be permitted (as opposed to the original recommendations of the team which recommended allowing the marketers to market the products of two institutional entities, including the marketer itself) to market products without limitation, on condition that they bring the fact that they are marketers and are interested persons in the products that they are marketing to the attention of their customers. The marketers are prohibited from using the word "counseling" in their name or publications.

Marketers, whether of financial products or pension products, are permitted to receive benefits both from the institutional entities whose products they are distributing and from the customers.

6. Holders of investment counseling licenses, including banking corporations, are prohibited from counseling or executing transactions in respect of financial products in which an institutional entity (including its controlling entities or entities controlled by any of them) holding 10% in the counselor has an interest (interest meaning management of the product, offering or issuing the product, or the receipt of a benefit other than from the purchaser or holder of the product, unless expressly permitted by law, "Interest"). Holders of investment counseling licenses and banking corporations are permitted to receive distribution commission from an institutional entity in connection with counseling and executing transactions in mutual funds and supplementary training funds.

In this regard, it was determined that the rate of commission that investment counselors may charge a mutual fund manager or a supplementary training fund management company for executing transactions will not vary as a result of its being collected from various fund managers and it will not be dependent on the identity of the supplementary training management company. The Minister of Finance is authorized to issue regulations to determine the conditions for the payment of such commissions, their maximum rate and their manner of calculation. The Minister of Finance issued regulations with regard to distribution commissions in February 2006.

7. Holders of investment counseling licenses or their related entities are prohibited from issuing exchange traded certificates.

8. Pension counselors will be under a duty, when choosing the type of pension product, to consider all the types of pension products, and when choosing the pension product of the relevant type, to consider all the pension products and the institutional entities.

   Pension counselors that are banking corporations are prohibited from counseling on pension products in which an institutional entity (including its controlling entities or entities controlled by any of them) which is an interested person in the banking corporation has an Interest. Similarly, pension counsellors that are banking corporations are prohibited from counseling on pension products in which an institutional entity has an Interest, where the controller of the banking corporation holds more than 10% or controls such institutional entity.

   In addition, pension counseling provided by a banking corporation may only be given in a permanent branch building, which has been licensed as a branch under the Banking (Licensing) Law.

   Pension counselors may receive distribution commission from the management company in respect of a provident fund for savings, pension or severance pay, which is not an insurance fund, and in respect of a supplementary training fund, subject to limitations. The rules regarding distribution commissions to be paid by the management company were laid down in the distribution commissions regulations issued by the Minister of Finance in February 2006.

   These restrictions do not apply to pension marketers, who, as mentioned above, may counsel and sell, in accordance with the law and as opposed to the recommendations of the team, all pension products, and to receive benefits from the managers of such products.

   A pension counselor which is a banking corporation is forbidden to enter into an agreement with an employer or employers' organization regarding the provision of pension counseling to the employees of such employer or to the employees of an employer who is a member of such organization. In addition, a banking corporation is forbidden from entering into an agreement with an employees' organization regarding the provision of pension counseling to the employees it represents. This restriction does not apply to a pension marketer.

   The law provides that a transaction in a pension product may only be carried out as part of or in pursuance of pension counseling or marketing.

9. Investment counselors in financial products and pension counselors may not enter into agreements for the provision of services with institutional entities (provident fund managers, pension funds, insurers, mutual fund managers), which are not in the usual course of business of the counselor, which are not on an arm's length basis or which may materially affect the profitability, assets or liabilities of the counselor unless they have received the prior written approval of the Chairman of the Securities Authority or the Supervisor of the Capital Market, as appropriate, and with regard to banking corporations, also of the Supervisor of Banks and, until 2010, the Antitrust General Director.

10. Banking corporations may receive a pension counseling licence where all the following conditions are fulfilled:
    the banking corporation is permitted to carry-out pension counseling under the Banking (Licensing) Law; the bank does not hold more than 5% of an insurance company and does not hold more than

10% of a company that controls, or holds more than 25%, of an insurance company; the bank has reduced all its holdings in provident funds and mutual funds as required by the law so that it no longer holds provident fund and mutual fund management companies and holds no more than 10% of another company that controls or holds more than 25% of a provident fund or mutual fund management company; the Supervisor of the Capital Market is convinced that the bank's undertaking of pension counseling will not have a materially detrimental affect on the development of competition and prevention of concentration in Israel, in the field of pension counseling, in brokerage activities between customers and institutional entities and in the field of banking, such being after consultation with the Antitrust General Director and the Supervisor of Banks.

However, the Supervisor of the Capital Market may give a pension counseling licence to a banking corporation where its shareholders' equity and that of banking corporations controlling it and controlled by it do not exceed NIS 10 billion, even before the completion of the sale of their holdings in provident funds and mutual funds.

11. During the period determined in the law, and which is longer in the case of the Leumi and Poalim Groups than for other banks, the pension counseling licence of a banking corporation will be restricted and the banks will be permitted to counsel only in respect of some of the pension products, that is, provident funds for savings, pension or severance pay which are not insurance funds, but not in respect of insurance funds and life insurance products included in or connected to provident funds. The restricted counseling period for the Leumi and Poalim Groups will be 5 consecutive years from the date upon which each bank complies with the conditions for receiving a pension counseling license (the first three conditions referred to in paragraph 10 above) while with regard to the other banks, the period will continue until the relevant bank has first complied with the said conditions for receiving a pension counseling licence, but no earlier than 31 December 2009.

During the restricted period, a bank must advise its customer that the pension counseling it gives is restricted to certain types of product, but nonetheless the law provides that when choosing the type of product which is most appropriate to the customer, the holder of the counseling licence will consider all the types of pension products, both those permitted and those forbidden to it, but the choice of the product most appropriate to the customer will be from the permitted products, on condition that the most appropriate product for the customer is in fact a permitted one.

12. The supervision of and enforcement relating to provident funds have been laid down in a new law – the Financial Services (Control) (Provident Funds) Law, 2005. This law regulates for the first time provident funds managed personally by the individual members. The unique nature of such a fund is that it is intended for an individual member who is permitted to give instructions regarding the investment of the fund's moneys. The laws also determine that the control of and the holding of a specified percentage of the means of control in an institutional entity shall be conditional upon obtaining a permit. Obtaining a permit as aforesaid shall be conditional on the permit applicant's market share not exceeding 15% in the long-term savings sphere and 20% in the mutual funds sphere. This law makes basic changes to employee and employer rights in relation to provident funds, the principal ones being the freedom of choice allowed to employees with regard to provident funds and the freedom of movement between funds without the interference of the employer or employee organizations.

13. The laws regulate subjects that did not arise from the team's recommendations, including, *inter alia*: an amendment to the Banking (Licensing) Law which permits a bank and a mortgage bank to control an insurance agent whose business is that of life insurance and household insurance connected with the granting of housing loans, an amendment to the Banking Ordinance that allows the Supervisor of Banks to publish Proper Banking Management Directives, and ratifies the existing Proper Banking Management Directives, an amendment to the Banking (Licensing) Law which will require the receipt of the consent of the Supervisor for the establishment of an auxiliary corporation by a banking corporation, civil penalties for breach of Proper Banking Management Directives and other breaches, including certain breaches of the Banking (Service to Customers) Law, the possibility of imposing civil fines for breaching various provisions of the Banking

(Licensing) Law and breaches of various provisions of the Regulation of Engagement in Investment Counseling, Investment Marketing and Management of Investment Portfolios Law, and more.

14. The laws include transitional provisions for the various amendments. So long as their entire holdings in provident funds and mutual funds have not been sold, the provisions of the Regulation of Engagement in Investment Counseling and Investment Portfolio Management Law, 1995 will apply to banking corporations, as they were prior to the amendments. However, with regard to counseling on provident funds for savings and personal provident funds for severance pay, the said law will continue to apply until the earlier of either the end of three and a half years from the date the new legislation came into effect, that is 10 August 2005, or until the receipt of a pension counseling license.

The Team's Proposals regarding Underwriting Activity

As part of the recommendations of the team, it was proposed that the restrictions on underwriting by a corporation controlled by a bank be made more stringent. On 20 February 2007, the Finance Committee of the Knesset approved the Securities (Underwriting) Regulations, 2007, which are to come into effect on 1 July 2007, and which significantly restrict engagement in underwriting by companies in which a bank holds more than 20% (in the Leumi Group, the company engaging in underwriting activity is Leumi & Co. Underwriters Ltd., in which the Bank holds 100%).

Regulation of Distribution Commissions

On 26 February 2006, regulations were published in the Government Gazette ("Reshumot") regarding the payment of distribution commissions in respect of distribution of mutual funds and distribution commissions in respect of provident fund distribution. With regard to mutual funds, three levels of maximum rates of distribution commissions were determined, which are to be calculated in respect of the mutual fund units held through the distributor, according to type of mutual funds, being: 0.25% in respect of funds investing mainly in short-term, low risk investments, 0.8% in respect of funds investing mainly in equities and 0.4% in respect of other funds.

It was determined that a distributor will not be entitled to charge distribution commission in respect of mutual fund units as detailed below:
units purchased prior to the date when the regulations go into effect, except for units in mutual funds that on 10 August 2005 were managed by a fund manager that was controlled at the time by the same distributor or by a company that controlled such distributor, and at the time of collection of the commission was managed by a fund manager who was connected to the distributor pursuant to a distribution agreement; units of a fund registered for trade on the Tel Aviv Stock Exchange; units purchased by portfolio managers on behalf of a customer whose portfolio is managed by it; although a distributor that does not have holdings in a corporation that is a mutual fund manager may charge distribution commission for units that were purchased by a portfolio manager controlled by the distributor on behalf of a customer of the portfolio manager.

In relation to provident funds, including supplementary training funds, and in relation to pension funds, the maximum distribution commission rate is 0.25% regarding new deposits made as from 1 January 2006, and 0.1% regarding deposits made up to and including 31 December 2005, excluding monies in a fund controlled by a banking corporation on 10 August 2005, and monies to be transferred, as from 1 April 2006, from a fund that was controlled by a banking corporation on 10 August 2005, to another fund. In both of these cases, monies deposited prior to 31 December 2005 will bear the maximum commission rate of 0.25%. The commission calculation will be made with regard to the value of the fund assets deposited, transferred or that remain in the fund following continuation of membership as a result of advice that will be given to the member, including profits accrued thereto, and in a provident fund for pension, the value of the assets standing against the obligations of the fund to the customer. The regulations come into effect as from 1 April 2006.

On 31 December 2006, a draft of regulations for the amendment of the distribution commission regulations in respect of the distribution of mutual funds was published on the internet website of the

Israel Securities Authority, together with drafts of additional regulations. Pursuant to the draft, the rate of distribution commission in respect of a fund defined as a "financial fund" will be 0.125%.

Regulation of Operating Commissions

In 2006 the Supervisor of the Capital Market, Insurance and Savings distributed a circular intended to regulate operating agreements between a pension counselor and an institutional entity. According to the circular, the maximum annual rate to be collected by a pension counselor in respect of operating services to provident funds will not exceed 0.1%.

In addition, the circular enables a management company acquired from a banking corporation, or that acquired a provident fund from such, to continue to provide various services through the banking corporation to members of a provident fund managed by it which are not included under the fund's operating agreement, and which are usually part of the service that the pension counsellor provides to its customers; and so long as the members are not receiving this service as part of the pension counseling given by the banking corporation, to pay commission for the above services at a maximum rate of 0.25% of the value of the total assets of the member managed by the fund.

The above service and payment are to be laid down in an agreement between the management company and the banking corporation, and the agreement is to be presented for the approval of the Supervisor of the Capital Market, Insurance and Savings. The above arrangement will be in place for a limited period, namely, until the end of 2007, and the agreement will lay down a mechanism to ensure that the management company does not pay for the service in respect of a member to whom the banking corporation does not intend providing pension counseling until the end of the above period or has not provided him in practice with pension counseling until such date. The management company will not make the said payment to a banking corporation in respect of a member who received pension counseling from any pension counselor, starting from the time of receipt of the counseling.

Actions Taken by the Bank following the Legislation

Following the legislation, the Bank has taken the following actions:

- In October 2005 the Bank sold its holdings in Direct Insurance – Financial Investments Ltd. to Tzur Shamir Holdings Ltd. at a price of some NIS 116 million.

- On 26 May 2006, an agreement was signed between the Bank, Israel Discount Bank Ltd., Kahal Employees Supplementary Training Fund Ltd. ("Kahal"), Kahal Management of Study Funds (1996) Ltd. ("Kahal Management"), and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management, for a consideration of NIS 260 million. Such amount will be adjusted in accordance with the volume of the supplementary training fund assets being sold as at the date of completion. The Bank's share of the consideration amount is NIS 149.5 million.
  It has been agreed that the Bank will enter into an agreement with Kahal and with the Purchaser for the provision of operating services by the Bank to the funds sold, and also a distribution agreement, under which the Bank will distribute the funds.
  Completion of the transaction is subject to the fulfilment of certain conditions and receipt of regulatory approvals.

- In June and July 2006, the signing of the agreement between the Bank, Psagot Ofek Investment House Ltd. and its subsidiaries, including Psagot Managers of Mutual Funds – Leumi Ltd. (the "Psagot Ofek Group") and between York Capital Management Ltd. ("York") on behalf of entities managed by it for the sale of the goodwill, activities, assets and liabilities relating to assets of the Psagot Ofek Group was completed, based on a binding agreement of principles from December 2005. The transaction was completed in September 2006. The consideration in respect of the transaction was some NIS 1,284 million. The Bank's net profit after adjustments and tax provisions is some NIS 681 million.

- In September 2006, an agreement was signed between the Bank and Leumi-Pia Trust Management Co. Ltd., and between Harel Fund Management Ltd. for the sale of the goodwill, activities, assets and liabilities relating to the mutual funds managed by Leumi Pia. The transaction was completed in November 2006. The consideration in respect of the transaction was some NIS 565 million. The Bank's net profit after taxes is some NIS 335 million.

- In September 2006, a detailed agreement was signed between the Bank and Leumi Gemel Ltd., and between Harel Insurance Company Ltd. and Harel Provident Funds Ltd., based on a binding agreement of principles of December 2005, for the sale of a group of five provident funds, the largest of which are the Otzma, Taoz and Rimon provident funds and the management system of these provident funds. The transaction was completed in December 2006. The consideration in respect of the transaction was some NIS 575 million. The Bank's net profit from the transaction, following adjustments and tax provisions, is some NIS 345 million.

- In October and December 2006, supplements to the binding agreement of principles of December 2005 were signed regarding the sale of additional provident funds, the largest of which are Sion, a Central Severance Pay Fund, Tzur and Sagi, to Prizma Investment House Ltd. (formerly A. Solomon Investments Ltd.), or a company under its control. The transaction was completed in January 2007. The consideration in respect of the transaction is some NIS 418 million. The Bank's estimated net profit from the transaction, following adjustments and tax provisions, is some NIS 257 million.

- Pursuant to the legislation, in March 2006 the Bank gave notice of a new commission to be charged in respect of holdings of customers in mutual funds, such being where there is no distribution agreement between the Bank and a fund manager, or where the customer does not agree to the Bank receiving distribution commission from the fund manager. The Bank has signed distribution agreements with the majority of the mutual fund managers.

- The Bank is examining, together with the employees' representatives, the preparations required for complying with the provisions of the permit given to the banks under the legislation, for the engagement in management of provident funds, all the members of which are employees of the Bank or employees of a corporation controlled by it.

- The Bank set up central severance pay funds for its employees and employees of additional companies in the Group, which is managed by a wholly-owned subsidiary of the Bank.

- The Bank is examining the implications of the freedom of choice granted to the employees with regard to provident funds, including freedom of movement from fund to fund, on its obligations towards its employees at the time of retirement.

- The Bank is at an advanced stage of preparation to enter the pension counseling field. These preparations involve the development of computerized tools and training and recruiting of staff. The Bank filed an application with the Supervisor of the Capital Market, Insurance and Savings for the receipt of a pension counseling license. Negotiations are underway between the Bank and the Supervisor with regard to the application, and differences of opinion exist relating to the scope of the license that the Supervisor is willing to grant the Bank.

Effect of the Reform on the Bank and the Group

- The reform has a material effect on the Group's activities in the capital market. The Group has until now engaged both in managing assets on the capital market for the public, and in counseling and distribution, as well as in underwriting and in providing additional capital market services. Following the reform, the Group's activities in Israel will focus mainly on the provision of investment counseling, the provision of pension counseling (when the Bank receives a license to engage in such activities), and the provision of operating services to entities active in the capital market.

- The restrictions in the legislation, under which a banking corporation may not carry out marketing activities but only counseling (while other entities will be able to carry out marketing), the prohibition on holding material holdings in corporations which manage investment portfolios for institutional entities and the restrictions on carrying on pension counseling activities, will, in Management's estimation, lessen the ability of the Bank to compete in the most effective manner in the financial and pension markets.

- In addition, the underwriting regulations are likely to have a material adverse effect on the Group's underwriting activities, that is, the activities of the subsidiary, Leumi & Co. Underwriters, within its present ownership structure.

- Furthermore, the disposal by the Bank of its holdings in mutual fund, provident fund and supplementary training fund management companies will cause a reduction in the Bank's current income from these fields of activity. On the other hand, the legislation allows, as mentioned above, the receipt of distribution commission from institutional entities, and the receipt of commission in respect of operating services to institutional entities, and these commissions will, to a partial extent, reduce the expected adverse effect.

The following table sets out details of the Group's income from management fees from provident funds, including supplementary training funds, and management fees and distribution commissions from mutual funds (in NIS millions):

	2006	2005	**2006**	2005
	Consolidated		Bank	
From mutual funds*	**391**	429	**162**	290
From provident funds	**216**	205	**87**	137
From supplementary training funds	**29**	28	**28**	28
Total	**636**	662	**277**	455

* As from 1 April 2006, the Bank began receiving distribution commission only, which amounted to NIS 89 million in 2006, in lieu of marketing and distribution commissions. Until completion of the sale of the activities of the mutual fund management companies, the Bank consolidated the results of these companies, which included income from management fees charged by them.

In the Bank's assessment, commencing from 2007, the current income of the Group which is derived from the management of provident funds and mutual funds will be reduced to a material degree. The amount by which the Group's income will decline is estimated by the Bank at some NIS 455 million, while there will also be a reduction in expenses of the companies whose businesses were sold in the amount of NIS 186 million. For the purpose of the above calculation, the income and expenses which enured to the companies whose business were sold have been deducted.
The above amount should be seen as an estimate only, and is based on various assumptions, such as: the weighted rate of distribution commission from mutual funds, the spread of the various types of mutual funds, the holdings of mutual funds by customers of the Bank, the assumption that the Bank will give counseling with regard to provident funds, etc. Any changes that may occur to all or part of such assumptions may well affect the said estimate.

Most of the transactions executed by the Bank (excluding the sale of Direct Insurance which was completed in 2005) were completed during 2006. Some are expected to be completed during the first half of 2007. Capital gains of some NIS 2.1 billion were attributed in 2006.

In the Bank's assessment, in addition to the estimated ongoing decrease in income resulting from the sale of the funds, the implementation of the provisions of the legislation in their entirety is likely to have additional negative affects on the Group's business, the exact extent of which cannot at this stage be accurately evaluated, in light of the uncertainties which still exist with regard to various matters.

A number of Knesset members have presented a private proposed law, which has been approved by the Ministerial Committee for Legislative Affairs, on condition that the continuation of the legislative process is coordinated with the Ministry of Justice and the Ministry of Finance, and that the banks' position be heard. Pursuant to the proposal, the two large banks will only receive a license to engage in pension counseling five years from the date when these banks complete all that is required of them in order to comply with the conditions for receiving such a license. This is as opposed to the present legal position whereby a license may be received immediately following compliance with the conditions for the receipt thereof.

In parallel, the other banks may receive a license immediately following compliance with the provisions of the law, which were less stringent for them from the outset (as detailed in paragraph 10 of the description of the legislation above), and may engage in pension counseling as well as pension insurance products from 31 December 2008, instead of 31 December 2009 as per the original law.
If the proposed law is passed, the Bank's entry into pension counseling will be delayed by five years, while the activities of other banks will be moved forward as mentioned. This is likely to have negative effects, the scope of which cannot be assessed.

The Banks' Commissions from Households

As of 1 December 2005, the Bank has been implementing the principles of the package deal regarding accounts of households, as follows:

a. Transaction commission and fixed current account management charges in their previous format were cancelled and 7 new commissions (of which 4 are commissions under price supervision) were approved at the rate of NIS 1.21 per transaction.
On 23 November 2005, the Supervisor of Prices of the Ministry of Industry, Trade and Employment published a general permit for the charging of commission of NIS 1.21 for four basic current account services.

b. The Bank allows its customers to pay in accordance with the transactions effected ("basic basket – pay-as-you-go") while paying a minimal account management commission of NIS 10 per month.

c. A customer may choose the Economic Committee of the Knesset's basket (the "Extended Transaction Basket") of NIS 18 per month.
A customer who chooses the Extended Transaction Basket is entitled, for the above consideration, to execute a limited number of the specific transactions contained in the basket.
A customer who exceeds the number of transactions contained in the basket will be charged with commission for every excess transaction. In addition, the customer will pay commission in respect of transactions not contained in the basket.

d. Increases of commissions for current account management for households were frozen until 31 May 2006. Despite the fact that the freezing period has ended, the Bank decided not to update these commissions.

In the estimation of the Bank's Management, the cost of the said package deal in the Leumi Group in 2005-2006 as compared with 2004 amounted to some NIS 100 million, of which some NIS 80 million was in 2006.

Discussions are being held in the Finance Committee of the Knesset regarding various proposed laws, the purpose of which is to impose supervision and restrictions on the commissions charged by the banks, and to deal with the issue of movement of customers from bank to bank. An additional proposed law regarding supervision of commissions has been prepared by the Bank of Israel.

Some of the proposed laws have also been approved in the first reading.

In addition, the Knesset has given its approval for the Finance Committee to sit as a parliamentary committee of enquiry into bank commissions, and this committee is holding discussions according to an initial outline discussion paper distributed by it, relating to a number of issues, including: concentration and competition in the banking industry in Israel, comparison of commissions in Israel with those charged by banks worldwide, examination of regulatory powers in the field of commissions, while making comparisons with other countries, examination and treatment of complaints from the public regarding commissions, and the formulation of recommendations to the Knesset and the supervisory bodies.

If a law restricting the banks' opportunities for charging commissions is legislated, it is likely to have an adverse effect on the income of the Bank from commissions, although it is not possible to estimate the intensity and scope of the effect at this stage.

Parliamentary Committee of Enquiry Regarding the Tracing and Return of Property of Holocaust Victims

The parliamentary committee of enquiry on this matter (the "Committee") published its final report on 18 January 2005, regarding the inspection of assets of holocaust victims in the banks in Israel. Annexes were attached to the final report describing the conclusions of the inspections carried out by accountants at each of the relevant banks, including Leumi.

The findings of the Committee confirmed the historical facts claimed by the Bank, that the Bank transferred monies of customers who were residents of occupied countries that had been deposited at The Anglo-Palestine Bank Ltd. during the Second World War – pursuant to the law that was in force at the time – to the Custodian of Enemy Property of the British government. Property that was transferred in this way was not subsequently returned to the banks. Assets and monies that were not transferred for some reason to the Custodian of Enemy Property, were returned to those entitled thereto, or after the establishment of the State, were transferred to the Administrator-General.

However, it is claimed in the report, that when monies were transferred or paid as mentioned, this was not done in real values, and therefore the Committee recommended that all the accounts be re-valued according to a key it has determined. The Bank is to bear the cost of the revaluation only as regards the period in which the monies were in its possession, and the State is to bear the cost of the revaluation for the period following the transfer of the monies to the British government or the Administrator-General in Israel. According to the basic revaluation recommended by the Committee, the obligation of the Bank comes to some NIS 35 million, while the obligation of the State in respect of the same accounts comes to some NIS 67 million. (This revaluation was made according to the following formula: commencing from the start of the revaluation period (that is, the later of: the date of deposit with the Bank, the date of conquest of the country of origin of the holocaust victim or the date when the Second World War broke out if the relevant country cannot be identified) and until 14 May 1948 – yearly interest of 3%. From 15 May 1948 to 30 September 2004 – linkage to the "known" CPI, with additional annual interest of 3%).

In addition, the Committee recommended that in the cases where heirs are found for these monies, a different revaluation will be carried out, and in such a case, the Bank's obligation reaches some NIS 307 million and the State's obligation reaches some NIS 390 million. (This revaluation was made according to the following formula: beginning from the start of the revaluation period and until 30 September 2004 – linkage to the "known" CPI with additional annual interest of 4%.)

The Committee points out in the report that this is the correct revaluation only: "...on the assumption that all the heirs are found. Therefore, these figures are theoretical only and may not be a base for a claim against the State or the banks, and are published for information purposes only".
It should be pointed out that the Bank's obligation, as described above, arises almost entirely from the revaluation described above of monies that were transferred to the Custodian of Enemy Property or the Administrator-General or that were returned to their owners, and have not been in the possession of the Bank for decades.

The obligation of the Bank also includes an obligation in the amount of a very small sum, in respect of 130 accounts which still exist at the Bank and are included on the list of "unclaimed accounts" which the

Bank published on its Internet site in 2000, and an obligation relating to a further insignificant amount (relating to some 50 accounts) which arises from debentures issued by a subsidiary of the Bank and which the Bank claims were redeemed and do not appear in the books of the Bank. The Committee included these amounts in its report since it claims that positive evidence of the redemption of the debentures was not found.

The Bank has announced that despite its disagreement with the findings of the Committee, and despite the fact that many mistakes made in the body of the report were not amended, it will cooperate with any body that is established by means of legislation of the Knesset.
In line with the basic revaluation recommended by the Committee, the Bank has made provisions in the amount of NIS 39 million to cover this obligation.

The Assets of Holocaust Victims (Restitution to Heirs and Endowment for the purpose of Assistance and Commemoration) Law, 2006

On 3 January 2006, the above law came into effect, based on a proposed law presented by the government.

The purpose of the law is to take steps to increase the activity related to the tracing of assets in Israel of holocaust victims (as per the definition of the term in this law - the "Assets"), to the tracing of the heirs and the return of the Assets to the heirs and to holders of rights who are located, and with regard to assets whose heirs are not traced – to cause them to be used for the purpose of providing assistance to holocaust survivors, and for the perpetuation of the memory of the holocaust and of the holocaust victims.

Pursuant to the directives of the law, a company was established named "The Tracing and Return of Property of Holocaust Victims Company Ltd." (the "Tracing Company"), with the State being the owner of its shares. Certain provisions of the Government Corporations Law, 1975 will apply thereto. The Tracing Company will, *inter alia,* act to trace assets as aforementioned, which will be transferred to the ownership of the Company, to locate holders of rights in the Assets, to restore the Assets or their value to those entitled thereto and other purposes as laid down in the law.

According to the law, the Administrator-General will also transfer assets of this type that are under his management to the ownership or management of the Tracing Company.

As required by the law, the Tracing Company published a notice in the press at the end of November 2006, according to which any person who manages or holds such assets will notify the Tracing Company within 30 days of the publication of the notice. Upon demand of the Company, the holder will transfer the asset to it, together with any profits which may have arisen from the asset, and, in the case of cash or securities, together with linkage differentials and interest, after deducting expenses charged against the asset in connection with the investment activity, of which there is proof. The level of linkage and interest and the periods in respect of which these must be calculated, will be determined by a 5 person revaluating committee appointed by the Minister of Justice (the "Revaluating Committee").

The Bank responded to the Tracing Company in a letter, with a description of the factual situation described above under the heading "Parliamentary Committee of Enquiry Regarding the Tracing and Return of Property of Holocaust Victims" on pages 42-43.

On 12 March 2007, the report of the Revaluating Committee was received by the Bank. The Bank is currently examining the significant of the report.

The Management of Current Account Credit Lines (Directive 325 – Proper Banking Management)

In February 2005, the Supervisor of Banks published Proper Banking Management Directive No. 325 on the subject of "Management of Current Account Credit Lines". The Directive is intended to minimize the uncertainty caused to both customer and the banking corporation as a result of the practice that allows for exceeding credit limits in current accounts.

According to the Directive, a banking corporation which provides credit to a customer through a current account (including a business account) at the customer's request, will set a credit line for such customer, based on a documented analysis of the credit requirements of the customer, which will be approved by the relevant authorized entity in the banking corporation. The banking corporation will be entitled to determine different threshold amounts for different groups of customers, for whom general criteria will be defined for the documented analysis of credit needs. The credit line agreement will detail, *inter alia*, the obligations of the parties to charge amounts to the current account within the framework of the approved credit line only, without deviation from such line, and the significance of this obligation.

In addition to the above, the banking corporation is forbidden from allowing the accumulation of a negative balance in a current account. However, a banking corporation is entitled to provide a credit line unilaterally to a customer with whom it has a credit line agreement, but the customer will not be charged commission for this and the rate of interest will be no higher than the level agreed to with the customer with regard to the last credit line that was agreed to with the customer. In cases where excesses are unavoidable, the banking corporation will be able to charge the client with additional excess interest and commission only after the account has been classified as a problem loan (in arrears). The banking corporation must notify the customer that he is required to act immediately to eliminate the excess, and to cease charging additional amounts to the account, the honoring of which will create or increase excesses over the credit line set for such customer. Interest in respect of which excess has arisen in an account which has been classified as a problem loan will be credited to the profit and loss account only following the actual collection thereof.

Since the publication of the Directive, the Supervisor of Banks has issued additional circulars containing a number of changes and clarifications regarding certain subjects contained in the Directive, and allowed the postponement of certain timeframes contained therein. The Directive pursuant to which excesses in current accounts are not to be allowed came into effect on 1 July 2006.

Pursuant to the latest circular, dated 17 December 2006, the period in which a banking corporation may unilaterally grant a credit line, even to customers with no credit line, was extended to 1 July 2007. Also, the circular amended the Directive such that a banking corporation may refrain from implementing the Directive on excesses not exceeding NIS 1,000 only, if the excess does not continue for an extended period of time.

The Bank completed its preparations for the implementation of the Directive, while investing resources in adapting the computer system, amending forms and training employees.

As a result of the Bank's early preparations, the coming into effect of the prohibition on excesses on 1 July 2006 was not accompanied by any exceptional events, and the Bank is operating pursuant to instructions adapted to the Directive and the instructions of the Supervisor of Banks, including the manner of classification of the of the said credits.
As at 31 December 2006, debts classified as problem loans grew as a result of this by some NIS 3,580 million, and an additional provision for doubtful debts was made in the amount of NIS 12 million.

Change of Closing Hour of the Banking Business Day

Pursuant to a Directive of the Bank of Israel, the closing of the banking business day was set at 18:30 as from 21 February 2006. On Fridays and certain holiday eves, the closing of the business day was set at 14:00.

The principal implications of the change are:

As of 21 February 2006, the opening hours to the public and work hours of the branches were changed.

On days when a branch is open in the afternoon, all transactions that a customer executes at a branch during the afternoon will be recorded according to same day value, as if executed in the morning. In addition, certain foreign currency – foreign currency transactions (i.e. transactions not involving a shekel side) executed until 24:00 (mostly transactions involving the trading rooms) will also be recorded according to same day value, as if executed in the morning.

The publication time for the CPI has been moved in accordance with the change. No special preparations were required.

The time of publication of representative exchange rates has not been changed, and remains at approximately 15:00 i.e. during the business day in most cases. This required both operating and business preparations at the Bank. Operating – processes for updating the representative rate in the central computer were shortened. Business – the latest time for receipt of instructions for same-day execution, with regard to various foreign currency exchange-rate based products (representative or Bank Leumi rates), such as certain types of loans – has been restricted to prevent financial damage to the Bank.

The Bank has made the necessary preparations to adapt its computer systems to the new banking business day hours, and for the implications arising from the said extension, including the purchase of additional equipment for carrying out simultaneous transactions. The preparations include adaptation of work processes supporting the business activities.

Reform of the Banking Payment and Settlement Systems

1. Real Time Gross Settlement (RTGS)

As part of the reform being led by the Bank of Israel in payment and settlement systems, it was decided to establish a RTGS system for carrying-out shekel transfers during the business day between banks in Israel and the other participants in this system. One of the principles of the system is the clear determination of the point in the process when the payment becomes final, and after which the payment order may not be cancelled. The system will obligate the banks to manage shekel liquidity in real time. The Bank is at present actually engaged in preparations for the commencement of the system, including upgrading all the systems and processes required vis-à-vis the central system situated at the Bank of Israel. The planned date for activation of the system as indicated by the Bank of Israel (as of February 2007) is the second half of July 2007.

2. Continuous Linked Settlement (CLS)

The CLS Group provides a platform that facilitates and guarantees mutual payments arising from transactions between the currencies traded through its system, while reducing settlement risks and the need for settlement liquidity. The group includes CLS Bank (a US company) that supplies banking services, and a service company (a UK company) that supplies operating and computer services. Both the companies are subsidiaries of a Swiss holding company. Some 60 leading international financial institutions are currently members of CLS, with 15 currencies being settled. In the first quarter of 2008, the addition of the Israeli shekel is planned (the Mexican currency will also soon be added). Leumi currently receives CLS services indirectly as a third party through JPMorgan Chase (a member of CLS).

The Bank of Israel intends to incorporate the shekel in the group of currencies that are settled through the CLS system, and to this end two Israeli banks that comply with the required criteria must become members of the CLS settlement system. In addition, the Bank intends to provide nostro shekel services to the other members and shekel liquidity services to CLS Bank. Further to the request of the Governor of the Bank of Israel to the President and CEO of Leumi, the Board of Directors of the Bank approved Leumi's joining CLS. As part of requirements for joining, the Bank purchased shares in the Swiss holding company of a total value of some US$ 5 million, and is currently engaged in preparations for activation of the system. The project's budget (excluding the purchase of the shares) is some US$ 2 million.

A precondition for incorporation of the shekel is the existence of the RTGS system in Israel, and its proper operation for a period of half a year.

The activation date (per the timetable updated to now): foreign currency – fourth quarter of 2007, and shekels – first quarter of 2008.

Consortium Arrangements for the Granting of Credit

The Antitrust Authority (in this section, the "Authority") notified the banks in 2002 that the consortium arrangements for the granting of credit might be considered restrictive arrangements, and that the General Director would not enforce the provisions of the Antitrust Law with regard to consortium arrangements that complied with the conditions laid down by her. The notice of the Authority was extended from time to time.

On 8 March 2007, the Authority announced that it found it appropriate to make minor changes to the conditions under which the General Director would not enforce the provisions of the Antitrust Law.

The updated conditions (some of which are identical to those laid down in the original notice) as formulated in the Authority's approval are:

1. The formation of the consortium is essential in that should it not be formed, the granting of credit to the customer on reasonable conditions will not be possible (the General Director made it clear that what is intended is that were it not for the formation of the consortium, the level of risk of each of the banks would be significantly higher when compared with the level existing under the consortium).
2. Advance written consent was given by the customer for formation of the consortium.
3. The customer will be allowed to negotiate the terms of the credit with the banks.
4. The Bank and Bank Hapoalim B.M. will participate in a consortium for the granting of credit only if the amount of the aggregate credit that the two banks are required to grant exceeds NIS 300 million. This restriction will not apply to debt repayments arising from credits granted to a customer prior to 18 August 2002. It should be noted that from 2003 and until the present notice, this amount stood at NIS 100 million.

In addition, the banks are entitled to apply for specific exemptions for certain joint credit transactions.
The General Director's approval is for a period of one year from its publication.

Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report

On 30 June 2004, Amendment No. 23 to the Securities Law, 1968 was published, further to principles recommended by the Barnea Committee (the "Amendment to the Securities Law").

Together with the Amendment to the Securities Law, on 14 September 2004 an amendment to the Securities Regulations was published, further to the principles recommended by the Barnea Committee (the "Amendment to the Securities Regulations"). *Inter alia*, the Amendment to the Securities Regulations regulates the disclosure rules regarding the information required in a prospectus, substantially expands the disclosure required in periodic reports, changes the structure of the periodic report and also includes requirements for the disclosure of forward-looking information.

In accordance with the Amendment to the Securities Regulations, the requirement to expand the disclosure in the periodic reports (Regulation 8(b) and 8A of the Securities Regulations (Periodic and Immediate Reports)) does not apply to banking corporations.
In light of this, the need arose to apply the requirements of expanded disclosure which were added to the Securities Regulations, as mentioned above, to banking corporations, pursuant to clarifications given by the Israel Securities Authority, and subject to the changes required due to the nature of the business of banking corporations.

In accordance with the above, the Supervisor of Banks amended the public reporting directives and on 19 February 2006 published temporary provisions (the "Temporary Provisions") whereby additional information must be included in the Directors' Report, mostly based on the Amendment to the Securities Regulations, subject to the amendments that the Supervisor deemed appropriate to apply to the banking corporations. Pursuant to the Temporary Provisions, information has been included in the Directors'

Report which does not fall into the category of a description of past facts, and is therefore forward-looking information, as defined in the Amendment to the Securities Law.

The Director's Report includes, as mentioned above, in addition to data relating to the past, information that relates to the future, which is defined in the Securities Law, 1969, (the "Law") as "forward-looking information". Forward-looking information relates to a future event or matter, the realization of which is not certain and is not within the exclusive control of the Bank.

Forward-looking information is generally drafted by way of words or phrases such as "the Bank believes", "the Bank foresees", "the Bank expects", "the Bank intends", "the Bank plans", "the Bank estimates", "the Bank's policy", "the Bank's programs", "the Bank's forecast", "strategy", "aims", "likely to affect" and additional phrases testifying to the fact that the matter in question is a forecast of the future and not a past fact.

Forward-looking information included in the Directors' Report is based, *inter alia*, on forecasts of the future regarding various matters related to economic developments in Israel and abroad, and especially to the currency markets and the capital markets, to legislation, to directives of regulatory bodies, to the behavior of competitors, to technological developments and to personnel matters.

As a result of the inability to foresee with certainty that these forecasts will be realized, and the fact that in reality events may turn out differently from those forecasted, readers of the Report should relate to information defined as "forward-looking" with caution, since reliance on such information involves risks and uncertainty and the future financial and business results of the Leumi Group are likely to be materially different.

The Bank does not undertake to publish updates of the forward-looking information in this Report.

Legislation Affecting the Banking System

Income Tax (Amendment No. 147 and Temporary Provision) Law, 2005

This amendment provides, *inter alia,* that the tax rate applicable to companies will be gradually reduced as from the 2005 tax year until the 2010 tax year to a rate of 25%.

Economic Policy for the 2005 Financial Year (Legislative Amendments) Law, 2005

The Economic Policy for the 2005 Financial Year (Legislative Amendments) Law, 2005, was passed by the Knesset on 29 March 2005.

Under this law, *inter alia,* the Value Added Tax Law was amended and it was determined that with regard to financial institutions, the salary in respect whereof salary tax is paid would from then on include, in addition to income from employment and a pension paid by a former employer, also a grant paid on retirement or in the event of death, and the sums paid by an employer to a supplementary training fund or provident fund
The amendment came into force as from 1 January 2005. In 2005, the total additional expense in respect of salary tax as a result of the amendment to the law was some NIS 45 million. In 2006, the additional expense was some NIS 36 million.

On 27 June 2006, the Value Added Tax (Tax Rate for Non-Profit Organizations and Financial Institutions) Order, 2006 was published in the government Gazette. Following the amendment, the salary and profit tax rates that apply to a financial institution were reduced from 17% to 15.5%. The amendment came into effect from 1 July 2006, and its effect was a decrease in salary expenses in the amount of some NIS 38 million.

See pages 200-201 below and Note 26 to the Financial Statements for further details.

Class Actions Law, 2006

On 1 March 2006, the Class Actions Law, 2006 was passed by the Knesset.

The law replaces the existing arrangements regarding class actions in various laws, including the Banking (Service to Customer) Law, and its provisions expand the possibilities for the filing of a class action and ease the filing thereof to a large degree.

Below are the principal changes and additions in the new Class Actions Law that are likely to have implications for the Bank:

1. It is possible to file a class action against a banking corporation with regard to a matter between it and a customer, whether a transaction was agreed between them or not. The significance of this is that a customer may file an action as mentioned, in respect of any cause of action, even if no transaction was agreed between the parties. Pursuant to the legal position in existence prior to the enactment of the law, a class action could be filed only in respect of causes of action determined in various specific laws.

2. The right of standing in a class action was expanded in the case of additional public authorities that did not previously have such a right, to enable them to file class actions relating to the field of one of their public purposes, even when they do not have an individual cause of action.

3. Transitional provisions were determined with regard to the application of the law to applications for the approval of class actions, and to class actions that, at the time of publication of the new law, were pending in court. It was determined that, in certain circumstances, with regard to the calculation of the prescription period, applications for the approval of class actions filed before the publication of the law will be viewed as if they had been filed on the date of its publication.

On the other hand, the defense for special bodies, including banking corporations, was extended, in addition to the defense allowed at the approval stage of the action, which was made subject to various conditions. A new defense was added at the stage of determining compensation, according to which the court is given special discretion to take into account, at the time of the compensation ruling, the damage that may be caused to the defendant, the public that is in need of the services of the defendant or the general public, as a result of damage caused to the economic stability of the defendant, as against the expected benefit to the members of the group or the public.

Financial Assets Agreements Law, 2006

On 1 March 2006, the Knesset approved the Financial Assets Agreements Law, 2006.

The purpose of the law is to provide legal and business certainty with regard to derivative transactions and with regard to repurchase transactions required to ensure the proper operation of the financial and capital markets in Israel, and the main provisions thereof are as specified below:

1. Provisions for early termination within a framework agreement regulating derivative transactions and securities repurchase transactions, shall be effective notwithstanding insolvency proceedings by one of the parties to the agreement. Such provisions allow the parties to the framework agreement to terminate the transactions included in the agreement early, subject to certain conditions specified in the agreement, to calculate the value of the rights and obligations of the parties in respect of all transactions, and to set off the obligations and rights of the parties in respect of all the transactions, such that the result shall be that only one of the parties shall be required to pay the other party the net amount (the amount that he is required to pay the other party in respect of all transactions, less the amount that the other party is required to pay him in respect of all the transactions).

2. The transfer of monies or securities by one of the parties to the framework agreement to the other, for the purpose of limiting the risk of the party to whom such monies or securities are transferred, is

classified as a sales transaction for all intents and purposes, subject to the provisions specified in the law, and the provisions of the Pledges Law shall not apply thereto.

3. Securities repurchase transactions are classified as sales transactions for all intents and purposes, subject to the provisions specified in the law, and the provisions of the Pledges Law shall not apply thereto.

Similar legislation exists in other countries.

Prohibition on Money Laundering (The Banking Corporations' Requirement regarding Identification, Reporting and Record-Keeping for the Prevention of Money Laundering and the Financing of Terrorism) Order, 2006

On 12 December 2006, the amendment to the Prohibition on Money Laundering (The Banking Corporations' Requirements regarding Identification, Reporting and Record-Keeping) Order, 2001, was published, and will from now on be known as the "Prohibition on Money Laundering (The Banking Corporations' Requirement regarding Identification, Reporting and Record-Keeping for the Prevention of Money Laundering and Financing Terrorism) Order" (the "Order").
Various subjects were included in the amended Order, including certain concessions for banking corporations. However, its principal purpose is the extension of the Order's directives to credit cards, and the practical implementation of the directives of the Prohibition on Financing Terrorism Law, 2005.

For the first time, the Order has been applied to credit cards and, as such, it imposes various obligations both on the banks that themselves issue the cards, and on the issue of cards though companies that are banking auxiliary corporations engaged in issuing credit cards.

Furthermore, for the purposes of implementing the directives of the Prohibition on Financing Terrorism Law, 2005 (the "Law"), the Order has been amended on a number of matters, with stricter provisions mainly with regard to transactions with financial institutions in a state or territory mentioned in the Fourth Schedule to the Order. An obligation was included in the Order requiring banking corporations to examine the persons executing certain transactions and the parties to certain transactions against the names contained in the list of organizations and persons declared as "a designated terrorist organization" or as a "terrorist", at the time of executing certain transactions. In addition, more stringent reporting obligations have been imposed in relation to the transactions executed by the entities detailed above. For purposes of implementing the provisions of the Law, the Prohibition on Financing Terrorism (Permit for Actions involving Property) Regulations, 2006 were published, which include a permit of the Minister of Finance to banking corporations, pursuant to section 9(d) of the Law.

The amendment to the Order will come into effect in stages. A number of matters, principally those that do not require preparations on the part of the banking corporations, come into effect immediately. A number of matters requiring extensive computerized, managerial and training preparations will come into effect within periods of 6 to 9 months, while, in some cases, the Supervisor has the authority to extend the period by an additional identical period. The Bank will need to make preparations for implementing the amendments.

Proposed Increased Participation in the Workforce and Reduction of Social Gaps (Legislative Amendments) Law, 2007

The said proposed law was approved by the Ministerial Committee for Legislative Affairs, with the main subjects being regulated by it including: negative income tax, compulsory pension for all employees and reduction of individual income tax.

As part of the chapter on compulsory pension for all employees, arrangements are being proposed which may have an effect on the Bank, both with regard to pension counseling activities (which the Bank intends to engage in when it receives a licence to do so), with regard to the provision of operating services to provident funds, and with regard to the Bank as an employer that deposits monies for some of its employees in provident funds for pension and in central severance pay funds.

The Bank is examining the significance of the proposed arrangements, and their potential effects on it.

Proposed Banking Law (Service to Customer) (Amendment-Interest on Credit Balances of the Bank of Israel), 2006

The said proposed law, a private member's bill, proposes obliging banking corporations to pay interest on credit balances in current accounts. It is proposed that a minimum interest rate in this connection should be determined by the Governor of the Bank of Israel, after consulting the Advisory Committee of the Bank of Israel and with the approval of the Minister of Finance.

Accounting Policy on Critical Subjects

General

The preparation of consolidated financial statements in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of income and expenses.
The actual results relating to these items may differ from the estimates and/or the assumptions.
The estimates and assumptions are generally based on economic forecasts, assumptions regarding the various markets and considered decisions based on past experience which Management believes to be reasonable at the time of signature of the Financial Statements.
The principle accounting policies applied in the Leumi Group are set out in detail in Note 1 to the Financial Statements.

The changes in accounting policy on critical subjects that took place in 2006:
Proper Banking Management Directive 325 "Management of Current Account Credit Lines" was implemented (see pages 43-44 of the Report above). In addition, the assumptions regarding the rate of salary increase and mortality tables, for the purpose of calculating employee rights obligations, were updated. Other than the above, there were no changes in the accounting policy on critical subjects as compared with that described in the Annual Report for 2005.

Set out below is a brief description of the major critical accounting subjects which involve Management's estimates and assumptions and which have been discussed by the Board of Directors, Management and the joint auditors:

Discontinuance of Adjustment of Financial Statements

In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 - "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17, which was published in December 2002, the adjustment of financial statements for inflation was discontinued as of 1 January 2004. Until 31 December 2003, the Bank continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the rules determined in Opinion No. 36 of the Institute of Certified Public Accountants in Israel. Since 1 January 2004, the Bank has been applying the provisions of Standard No. 12 and the Supervisor of Banks' transitional provisions. The adjusted amounts included in the Financial Statements as at 31 December 2003 were used as a starting point for the financial reporting in reported amounts.

Provision for Doubtful Debts

Specific provision

Within the context of the Bank's credit policy, principles have been determined for the granting of credit and the administration and supervision of the Bank's credit portfolio, with the aim of improving its quality and reducing the risk inherent in its management. The Bank examines the credit portfolio on an ongoing basis, for the purpose of identifying, as early as possible, those borrowers whose risk level and exposure has risen and who require special management attention and close monitoring, so as to improve their position. An evaluation of the extent of the problem is made by the business entities dealing with the borrower, while exercising business judgement, and in the case of large credits, also by entities in the credit sphere to who do not deal with the borrower.

In accordance with Bank's guidelines, examinations of debts are carried out on an ongoing basis with regard to especially sensitive accounts, for the purpose of determining their risk level, and where necessary, classifying them as problem loans or making specific provisions for doubtful debts.

The specific provisions for doubtful debts are made in accordance with examinations of the extent of the exposure of the various borrowers, on a case-by-case basis. The calculation of the appropriate specific provisions is based on estimates regarding the customer's ability to continue to function and to service the loan, the loan's risk rating and a realistic estimate of the possibility of realizing collateral. The calculation is based on the available information relating to the creditor, such as: the creditor's cash flow and business position, the business environment, his past record on fulfilling his obligations and the estimated value of the collateral held by the Bank.

The process described above for estimating potential losses in the credit portfolio involves a high degree of uncertainty and subjective estimations, with regard to the classification of a debt as problematic and to the factors on which the calculations of provisions are based. The assumptions and estimates may have a material affect on the amount of provisions for doubtful debts.

A discussion is held each quarter by the Bank's doubtful debts committee, headed by the Chief Executive Officer, regarding the provisions required for the quarter. The proposals for the quarterly provisions required on a customer-by-customer basis are presented for discussion. In addition, the Board of Directors, within the context of its discussion of the financial statements, discusses the provisions for doubtful debts so as to approve their amount. As background material for its discussions, data on the debts and collateral of the major customers in respect of whom a provision is required are brought before the Board and the amounts of the provisions proposed by Management.

Specific provisions in respect of housing loans granted by Leumi Mortgage Bank are mostly made as percentages of the debts according to the extent of arrears. These percentages have been determined in directives of the Supervisor of Banks.

The provisions of consolidated Israeli subsidiaries are made in accordance with the accepted procedures of the Bank and accordance with Bank of Israel directives, with regard to banking corporations.

The provisions of overseas consolidated subsidiaries are determined by their authorized bodies, in accordance with accepted practice in the countries in which they operate and the directives of the local regulatory authorities.

The Additional Provision

The additional provision is calculated on the basis of the classification of debts and according to a formula determined in the Supervisor of Banks' Proper Banking Management Directive no. 315. The determination of the classification according to which the provision is calculated is carried out in accordance with fixed guidelines and at the various levels of management, but the classification is ultimately, to a large degree, the result of the exercise of discretion.

Changes in the classification of the debts and changes in the coefficients determined by the Bank of Israel regarding the rate of provision will cause a change in the level of provision required. It should be noted that a change in the additional provision does not affect the tax liability, since the additional provision is not recognized as an expense for tax purposes.

Derivatives

In accordance with the directives regarding financial accounting of the Supervisor of Banks, the Bank applies Financial Accounting Standard FAS 133, as amended, with regard to the treatment and presentation of derivatives. In accordance with the directives, the values of derivatives traded on an active market are determined according to market value.

Derivatives that are not traded on an active market are valued according to accepted models. The Black & Scholes model is used for pricing options. The models and the reasonability of their results are examined on an ongoing basis according to existing monitoring guidelines. The calculation of fair value is based on the yield of the underlying assets used for hedging these instruments, as well as additional parameters such as standard deviation, duration of term to maturity, the risk margin and the exchange rates.

In cases where the Bank does not have a mathematical model for evaluating a derivative, the fair value is determined on the basis of price quotations received from traders in such derivatives. Although these quotations are received from reliable brokers with whom the Bank has chosen to work, it is not certain that the price quoted reflects the price obtainable in an actual transaction in any amount, and especially transactions in large amounts. Derivatives whose fair value is determined on the basis of price quotations represent some 0.1% of total derivatives as at 31 December 2006.

Securities

Securities, other than debentures held to maturity, are stated in the balance sheet at their fair value except for shares and options in respect of which the fair value is not readily available, which are stated at cost.

Fair value is determined, in the case of listed securities, on the basis of market value, based on quotations from Bloomberg, Reuters and the Financial Times, and in the case of non-listed securities (debentures), according to the quote received from the bank from which the security was purchased.

With regard to securities whose value is determined on the basis of quotations and those whose value is determined according to their stock exchange price (see also regarding derivatives) their fair value does not necessarily reflect the price that may be received on the actual sale of the security in large amounts.

Of total debentures, some 36.2% (some NIS 15.3 billion) are traded debentures issued by the State of Israel and some 21.4% (some NIS 9.0 billion) are debentures of overseas governments, mainly the USA.

Obligations regarding Employee Rights

The amounts of the obligations for pension and jubilee grants are calculated according to actuarial models, using a capitalization rate of 4% determined by the Supervisor of Banks, and taking into account the forecast real increase in pay on the basis of past experience, which varies according to the age of the employee. The rates of increase vary between 1.5% and 4.6%. Up to and including 2005, an average set increase of 2.5% in real terms was assumed. The change in the above estimate led to an additional provision for the jubilee reserves in the amount of some NIS 23 million.

The actuarial models include assumptions regarding life expectancy tables, disability rates, turnover rates etc. Although the parameters were determined with appropriate care and professional expertise, a change in any or some of the parameters and/or the capitalization rate and/or the rate of increase in pay will cause a change in the level of the Bank's obligations.

The actuary's valuation of the employees' rights is to be found on the Israel Securities Authority's website, the address being: www.magna.isa.gov.il.

In November 2005, the Supervisor of Banks announced that he was adopting a letter to the insurance companies of the Chief Actuary of the Capital Market, Insurance and Savings Department of the Finance Ministry according to which, commencing from the first quarter of 2006, insurers must evaluate the provisions in respect of life insurance policies on the basis of mortality tables, as set out in the position paper circulated by the Supervisor of Insurance in April 2005 to the insurance companies and pension funds, for their comments.

In February 2007, the Chief Actuary of the Capital Market, Insurance and Savings Department of the Finance Ministry additional circulars for the pension funds and insurance companies which apply to the financial statements as at 31 December 2006, in terms of which pension and life insurance reserves are to be evaluated on the basis of new mortality tables.
The Bank adopted the above tables, and as a result an additional provision for pension and jubilee reserves in the amount of NIS 214 million was recorded in 2006.
With regard to obligations to Leumi alumni, see page 63 below.

Obligations in respect of Legal Claims

Among the Bank's other obligations, there are provisions for various legal claims against the Bank, including applications for class actions. The provisions are determined in a conservative manner in accordance with Management's assumptions, based on legal opinions.
A discussion is held by the Board of Directors once a quarter in respect of provisions for claims above a certain amount, that have been filed against the Bank.

To evaluate the risks in legal proceedings that are filed against the Bank, the Bank's Management relies on the opinions of the outside counsel representing the Bank in these claims.

These opinions are given by the outside counsel in accordance with their most considered opinion on the basis of the facts presented to them by the Bank and on the basis of the known legal position (laws and case law) as at the date of the estimation, and which are often open to possible conflicting interpretations and claims.

The estimation of chances in relation to the approval of class actions involves even more difficulty, since this is a relatively new legal field, the legal doctrine relating to which, even on important matters of principle, is still being formed and not yet settled. There are also claims in respect of which, due to the stage of the proceedings, counsel are unable to estimate their inherent risk, even under the above-mentioned limitations.

In the light of the above, it is possible that the actual results of claims may differ from the provisions made.

Buildings and Equipment

Buildings and equipment are presented at cost, less accrued depreciation and a provision for a decrease in value. Buildings to be sold are presented at the lower of their cost or realization value. The realization value is based on valuations made by assessors. Changes in these valuations may affect the amount of the provision.

Depreciation is calculated from the cost, in accordance with the estimated user period, according to the straight line method.

Direct costs relating to the development of computer programs for own use (as defined in an American position paper – SOP 98-1) are capitalized as investments in equipment after the conclusion of the initial planning stage of the project and are depreciated from the date of their operation according to an assessment of the duration of their use.

From time to time the Management of the Bank examines the need for provisions for a decrease in value of the assets that it owns. The test for a decrease in value of the assets is made by comparing the book value of the asset with its recoverable value. Recoverable value is the higher of the realization price of the asset and its usage value (which is the present value of an estimate of the forecasted future cash flows from the use of the asset).

Income Tax

As of 2004, the Bank has been implementing Accounting Standard No. 19, "Taxes on Income" (the "Standard"). The Standard provides rules for recognition, measurement, presentation and disclosure with regard to taxes on income and deferred taxes in the financial statements. The Standard provides, *inter alia*, that a deferred tax liability must be recognised in respect of all taxable temporary provisions, and that a deferred tax asset must be recognised in respect of all temporary differences that can be deducted, losses for tax purposes and tax benefits that have not yet been utilised, if it is anticipated that there will be taxable income against which it will be possible to utilise them, except for a limited number of exceptions.

In certain matters relating to the accounting treatment of income tax, including with regard to recognising a deferred tax asset in respect of losses to be carried forward and temporary differences, there are additional limitations in the directives of the Supervisor of Banks.

The main subjects in respect of which deferred taxes were not recorded are as follows:

- Adjustments for changes in the buying power of the new shekel relating mainly to structures according to the rules determined by the Israeli Accounting Standards Board in Standard 19. See Note 26F.
- Pursuant to the directives of the Supervisor of Banks, deferred taxes were not recorded in respect of the general provision, the additional provision and the special provision for doubtful debts.
- Investments in consolidated companies that the Bank intends to keep and not realize.
- A receivable tax benefit in respect of temporary provisions where the possibility of realization of the benefit is in doubt.

The deferred taxes are calculated pursuant to the tax rates expected to apply at the time of utilization or realization of the benefit, based on the tax rates legislated or whose legislation is virtually completed by the date of the balance sheet.

Future Implementation of International Financial Reporting Standards – IFRS

In July 2006, the Israeli Accounting Standards Board published Standard 29, "Adoption of International Financial Reporting Standards" (the "Standard").

The Standard determines that entities that are subject to the Securities Law, 1968 will prepare their financial statements in accordance with the Standard. This does not apply to banking corporations.

See Note 1 V to the Financial Statements with regard to implementation of the Standard by banking corporations.

D. Description of the Group's Business According to Sectors and Spheres of Activity

Development of Income, Expenses and Tax Provisions[1]

Net Profit of the Leumi Group in 2006 was NIS 3,534 million, compared with a profit of NIS 2,136 million in 2005, an increase of NIS 1,398 million, or 65.4%. The net operating profit in 2006 decreased by NIS 605 million, 29.4%, mainly due to special salary expenses as detailed below.

In 2006 special increases in respect of salaries were recorded, including: adoption of new mortality tables, provisions in respect of alumni of the Bank, recording of expenses in respect of the issue of options to employees, recording of the benefit in respect of the shale of shares to employees by the State and voluntary retirement. These expenses reduced the net profit by NIS 622 million, as compared with special salary expenses that reduced the net profit for 2005 by NIS 84 million. Additional details follow.

The following table sets out the main changes in the Group's net profit in 2006:

	2006	2005	Change	Change
		(NIS millions)		%
- Net profit	**3,534**	2,136	1,398	65.4
- Net operating profit	**1,454**	2,059	(605)	(29.4)
- Net operating profit on neutralizing special salary expenses	**2,076**	2,143	(67)	(3.1)

The increase in net profit in 2006 as compared with net profit in 2005 is primarily explained by the following factors:*

1. An increase in the profit from extraordinary items resulting from the sale of some of the non-banking ("real") holdings and from the sale of the activities of the Psagot-Ofek Group, Pia and some of the provident funds, in respect of which a profit of NIS 2,080 million was recorded. For further details see pages 134-135 and 163-164 and Notes 6 and 31.

2. A decrease in the provision for doubtful debts in the amount of NIS 493 million before the effect of taxes.

3. An increase in profit from net interest income before provision for doubtful debts amounting to NIS 294 million, before the effect of taxes.

4. An increase in operating and other income of NIS 153 million, before the effect of taxes, principally resulting from an increase in income from credit management and preparation of legal documents, payment system services, credit cards and income from dividends, which were offset by a decrease in profits from severance reserves.

* Before minority interests

On the other hand, the following factors partially offset the above increase:

[1] The Financial Statements are prepared in reported values. The known Consumer Price Index decreased by 0.3% in 2006. The shekel appreciated in nominal terms in this period by 8.21% against the U.S. dollar and depreciated by 2.2% against the euro. The representative rate of exchange of the U.S. dollar on 31 December 2006 was NIS 4.225. For further details - see Note 1 C to the Financial Statements.

1. An increase in operating and other expenses (including salaries and voluntary retirement expenses) in the amount of NIS 1,187 million, an increase of 19.6%, before the effect of taxes. On neutralizing special salary expenses, as detailed below, the increase in expenses is NIS 415 million, 7.0%.

2. A decrease in the Group's share in the profits of companies included on the equity basis of NIS 207 million, net.

3. A higher effective tax rate in 2006 of 8.8 percentage points, as compared with 2005, as detailed below.

In the fourth quarter of the year, the net profit amounted to NIS 1,074 million, compared with NIS 462 million in the fourth quarter of 2005, an increase of NIS 612 million, 132.5%. The increase in the net profit in the fourth quarter is explained mainly by the following factors:

1. An increase in profit from extraordinary items as a result of the sale of mutual funds managed by Leumi-Pia and some of the provident funds, in respect whereof a profit of NIS 680 million was recorded.
   For further details, see pages 163-164 and Notes 6 and 31.

2. An increase in profit from net interest income before provision for doubtful debts amounting to NIS 76 million, before the effect of taxes.

3. An increase in operating and other income of NIS 72 million, before the effect of taxes, principally resulting from an increase in income from payment system services, credit cards and income from dividends.

4. A decrease in the provision for doubtful debts in the amount of NIS 56 million, before the effect of taxes.

On the other hand, the following factors partially offset the said increase:

1. An increase in operating and other expenses (including salaries and voluntary retirement expenses) in the amount of NIS 152 million, an increase of 9.4%, before the effect of taxes. On neutralizing the special expenses as detailed below, there was a decrease of 1.2%.

2. A decrease in the Group's share in the profits of companies included on the equity basis of NIS 36 million, net.

Profit from net interest income before provision for doubtful debts of the Leumi Group in 2006 amounted to NIS 6,922 million, compared with NIS 6,628 million in 2005, an increase of 4.4%.

The increase in the Group's profit from net interest income before provision for doubtful debts stems mainly from:

1. An increase in the interest margin in the unlinked shekel sector of some 0.29 percentage points increased net interest income by some NIS 378 million.

2. An increase in the volume of financial activity in the unlinked shekel sector of some 3.9%, which increased net interest income by some NIS 133 million.

3. An increase in the activity volume in the CPI-linked sector increased net interest income by NIS 46 million.

4. An increase in income from financing commissions in the amount of NIS 29 million.

5. An increase in the volume of financial activities in the foreign currency and foreign currency-linked sector of 1.5%, which increased net interest income by NIS 25 million.

On the other hand, the following factors partially offset the increase in profit from net interest income:

1. A decrease in the interest margin in the CPI-linked sector by 0.09 percentage points decreased net interest income by NIS 189 million.

2. An expense in respect of net fair value of options and derivatives in the sum of NIS 54 million, compared with income of NIS 5 million in 2005. (See Note 1 J to the Financial Statements with regard to the classification of financial derivatives.)

3. A decrease in other net financing income of NIS 42 million, as detailed below.

See Note 28 A to the Financial Statements with regard to the changes in net interest income before provision for doubtful debts according to sectors.

The following table sets out the development of net interest income according to principal activity segments:

Segment	2006	2005	Change
	NIS millions		%
Households	**2,324**	2,030	14.5
Small businesses	**724**	624	16.0
Corporate banking	**1,461**	1,569	(6.9)
Commercial banking	**1,177**	1,036	13.6
Construction and real estate	**580**	650	(10.8)
Private banking	**346**	317	9.1
Financial management	**300**	350	(14.3)
Other	**10**	52	(80.8)

The following table sets out the apportionment of activities by segment, and their contribution to profit from net interest income before provision for doubtful debts:

	2006			2005			Changes in net interest income	
	Scope of activity in %	**Contribution to profit***		Scope of activity in %	Contribution to profit*		In NIS millions	
		%	**NIS millions**		%	NIS millions	Effect of quantity	Effect of price
Israeli Currency:								
Unlinked	**30**	**48**	**3,333**	30	42	2,822	133	378
CPI-linked	**17**	**11**	**767**	17	14	910	46	(189)
Foreign currency, including foreign currency linked	**53**	**30**	**2,059**	53	31	2,061	25	(27)
	100		**6,159**	100		5,793	204	162
Options and other derivatives		**(1)**	**(54)**		-	5		
Financing commissions		**4**	**282**		4	253		
Other interest income, net		**8**	**535**		9	577		
Total		**100**	**6,922**		100	6,628		

* Including net interest income/expense from derivatives.

The ratio of profit from net interest income before provision for doubtful debts to the average balance of financial assets was 2.66% in 2006, as compared with 2.68% in 2005.

Total Interest Margin (excluding transactions in derivatives) was 1.88% in 2006, compared with 2.29% in 2005 (at the Bank – 1.87% in 2006, compared with 2.49% in 2005). The interest margin including transactions in derivatives was 1.85% in 2006, compared with 1.60% in 2005 (at the Bank – 1.78% in 2006, compared with 1.57% in 2005).

See Exhibit C to the Management Review for further details on income and expense rates according to the different sectors.

Financing Commissions amounted to NIS 282 million in 2006, compared with NIS 253 million in 2005, an increase of 11.5%. These commissions include mainly the income from off-balance sheet activity. This includes guarantees for granting credit, guarantees for apartment purchasers and other guarantees, as well as commissions from foreign trade activity.

Other Interest Income and Expenses include mainly profits/losses from the sale of debentures and the adjustment of debentures for trading to fair value or market value, income from early credit repayment commissions, interest collection in respect of doubtful debts from previous years and the reduction of provisions for interest. Net income from these operations amounted to some NIS 535 million in 2006, compared with NIS 577 million in 2005. The decrease in this item stems mainly from the reduction of exchange rate differentials in respect of other non-accrual financial assets in the overseas subsidiaries.

See Note 20 to the Financial Statements for further details

The Provision for Doubtful Debts in the Leumi Group in 2006 amounted to NIS 933 million, compared with NIS 1,426 million in 2005, a decrease of 34.6%. The provision for doubtful debts at the Bank in 2006 amounted to NIS 734 million, compared with NIS 1,280 million in 2005, a decrease of 42.7%.

There was a decrease of NIS 473 million in specific provisions for doubtful debts in the Leumi Group in 2006, 33.1%, and at the Bank, a decrease of 46.5%.

The reduction in the specific provisions for doubtful debts in 2006 arises from the improvement in the state of the economy, and from collections and the reduction of provisions made in the past, mainly for a small number of customers in the overall sum of NIS 770 million, compared with NIS 749 million in 2005. The reduction in the provisions was mostly in the corporate activity segments. The provisions made in 2006 are classified mainly in the following economy sectors: industry, construction and real estate, communications, computer services and commerce.

The principal provisions for doubtful debts (some 81.0%) were mostly in the industry, construction and real estate, commerce, communications and housing loans sectors of the economy.

Pursuant to directives of the Supervisor of Banks from 1992, an additional provision for doubtful debts is made, in addition to the specific provision, for unidentified risks in the loan portfolio based upon the risk characteristics of the credit portfolio and in respect of a sectoral excess of credit (at the Bank, there was an actual sectoral excess in credit only in construction and real estate, of 0.98%.).

Implementation of Proper Banking Management Directive 325, "Management of Current Account Credit Lines" requires an addition of NIS 12 million in the additional provision due to the increase of the volume of the non-performing problem loans and loans under special supervision.

The general and additional provision decreased in 2006 by NIS 21 million, compared with a decrease of NIS 1 million in 2005.

The provision for doubtful debts in 2006 was 0.51% of total credit to the public (0.52% excluding credit in respect of credit cards) at the end of the year, compared with 0.78% (0.80% excluding credit in respect of credit cards) in 2005. The specific provision was 0.52% in 2006, compared with 0.78% in 2005. It should be noted that for the second half of 2006, the provision in relation to the credit portfolio on an annual basis was 0.60%, compared with 0.43% for the first half of the year (at the Bank, 0.75%, compared with 0.46% for the first half and 0.60% for the whole of 2006).

The following table sets out the quarterly development of the provision for doubtful debts in 2006:

	2006				2005			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	NIS millions							
Specific provision	**308**	**295**	**184**	**167**	313	205	477	432
Additional and general provision	**(43)**	**(13)**	**1**	**34**	8	(39)	17	13
Total	**265**	**282**	**185**	**201**	321	166	494	445
Provision as percentage of total credit to the public (on annual basis)	**0.58%**	**0.63%**	**0.41%**	**0.44%**	0.71%	0.36%	1.14%	1.03%
Provision as percentage of total credit to the public excluding credit cards	**0.59%**	**0.64%**	**0.41%**	**0.45%**	0.73%	0.38%	1.17%	1.06%

The aggregate balance of the general provision, the additional provision and the special provision for doubtful debts (according to risk characteristics defined by the Supervisor of Banks) at the Bank and its consolidated subsidiaries amounted to NIS 1,024 million at the end of 2006 (constituting some 0.37% of total credit risk), compared with NIS 1,040 million at the end of 2005. Since the general provision and the additional provision are not recognized as expenses for tax purposes, the balance of the said provision, having regard to the statutory tax rate, is equivalent to a specific provision of NIS 1,725 million.

See Note 4 C to the Financial Statements, Exhibit E to the Management Review and page 81 of the Report for further details concerning credit, problem loans and provisions for doubtful debts.

The following table sets out the development of the provisions for doubtful debts according to principal activity segments:

Segment	**2006**	2005	2006	2005
	NIS millions		(in percentages)*	
Households	**329**	177	**0.6**	0.3
Small businesses	**113**	70	**0.8**	0.5
Corporate banking	**182**	818	**0.4**	2.4
Commercial banking	**183**	188	**0.5**	0.6
Construction and real-estate	**155**	157	**0.7**	0.9

* The rate of the provision as a percentage of the balance of the credit of the segment as at the end of the year.

The following table sets out the details of the main provisions for doubtful debts in the Group (the Bank and consolidated subsidiaries) that were credited to the profit and loss statement:

	2006	2005
	NIS millions	
The Bank	**734**	1,280
The Arab Israel Bank	**9**	14
Leumi Mortgage Bank*	**191**	106
Bank Leumi USA	**(11)**	30
Bank Leumi (UK)	**3**	(5)
Others	**7**	1
Total	**933**	1,426

* For further details, see page 149 of the Report.

The following table sets out the provision for doubtful debts as a percentage of the balance of credit to the public at the Bank's responsibility:

	2006	2005	2004
	%		
The banking system in Israel	(*)	0.71	0.92
The Bank Leumi Group**	**0.52**	0.80	0.89

* Data concerning the banking system is unknown as of the date of publication of this Report.
** Excluding pending credit card transactions.
See page 81 below for particulars of problem loans.

Profit from Net Interest Income after Provision for Doubtful Debts of the Leumi Group in 2006 amounted to NIS 5,989 million, compared with NIS 5,202 million in 2005, an increase of 15.1%. The increase derived from an increase in profit from net interest income and a decrease in provisions for doubtful debts. Profit from net interest income after provision for doubtful debts at the Bank amounted to NIS 4,799 million in 2006, compared with NIS 3,754 million in 2005, an increase of 27.8%.

Total Operating and Other Income of the Leumi Group in 2006 amounted to NIS 3,871 million, compared with NIS 3,718 million in 2005, an increase of 4.1% (at the Bank - NIS 2,379 million in 2006, compared with NIS 2,432 million in 2005, a decrease of 2.2%). On neutralizing the effect of the decrease in income from the severance pay reserve, total operating income in the Group increased by 7.3%, and by 2.2% at the Bank.

The increase in operating and other income of the Group was mainly affected by the following factors:

1. The increase in income from credit management and preparation of legal documents in the amount of NIS 92 million (40.0%).

2. An increase in income from credit cards in the sum of NIS 55 million (12.3%)*.

3. An increase in income from payment system services in the sum of NIS 65 million (10.0%), primarily from foreign currency conversions and transfers*.

4. An increase in income from dividends in the amount of NIS 86 million. The increase in income from profits on investments in shares derives mainly from recording the partial repayment of a debt of a particular customer amounting to NIS 67 million as a dividend, in accordance with the directives of the Supervisor of Banks (in accordance with the same directive, the debt is presented as an investment in shares available for sale).

On the other hand, the following factors partially offset the above effects:

1. A decrease in income from the severance pay reserve in the sum of NIS 108 million.

2. A decline in account management charges in the sum of NIS 60 million, 13.2%*.

* The said changes are following neutralization of the effect of compensatory income in respect of the operation of the new commission baskets.

See Notes 21-23 to the Financial Statements for further particulars.

See pages 41-42 above for a detailed description of the subject of commissions from households.

From the second quarter of 2006, the reform of the capital market came into effect, and the Bank began to charge distribution fees in respect of mutual funds that it distributes. A total of NIS 89 million was collected during 2006. On the other hand, the Bank ceased charging fund management companies management and marketing fees for the provision of these services.

Commission Update

On 23 October 2006, the Bank announced an update of some of the commission tariffs. This update relates to commissions in the fields of securities, foreign currency and credits. Most of these commissions have not been updated for a number of years and the current update reflects the rise in costs and matching the commissions to types of services. However, it should be noted that commissions relating to households' commission baskets, pursuant to the principles of the package deal for household accounts of December 2005, were not updated despite the fact that their freezing period ended in May 2006.

With regard to the proposed law regarding commissions and the proposal of the Bank of Israel in this regard, see pages 41-42 of the Report.

See Note 18 O to the Financial Statements with regard to legal claims and discussions with the Antitrust General Director in respect of credit card related subjects.

The ratio of operating and other income to total income (i.e. profit from net interest income before provision for doubtful debts and operating and other income) was 35.9%, similar to 2005.

Operating and other income covered 53.3% of operating and other expenses, and on neutralizing special expenses as detailed below, 61.1%, compared with 61.3% and 62.8% respectively in 2005.

Total Operating and Other Expenses of the Leumi Group in 2006 amounted to NIS 7,257 million, compared with NIS 6,070 million in 2005, an increase of 19.6%, and on neutralizing special salary expenses as detailed below, an increase of 7.0% (at the Bank - NIS 5,378 million in 2006, compared with NIS 4,324 million in 2005, an increase of 24.4% and an increase of 7.4% on neutralizing special expenses).

Salary expenses (including the cost of voluntary retirement) amounted to NIS 4,552 million in 2006, an increase of 25.5% as compared with 2005. An increase in salary expenses of NIS 925 million arises mainly from cost of privatization of the Bank and employment-related provisions as detailed below:

	2006					2005	
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total Annual**	Annual	Difference
	NIS millions						
Adoption of new mortality tables	136	-	-	78	214	38	176
Provision for reserves for holiday gifts for Bank alumni	-	89	2	-	91	-	91
Actuarial changes	-	-	-	23	23	-	23
Expenses in respect of issue of options	40	48	75	72	235	-	235
Recording of the benefit in respect of sale of shares to employees	-	191	21	5	217	-	217
Early retirement expenses	3	2	159	11	175	107	68
Difference between severance obligations and the reserve	60	(2)	(34)	(24)	-	-	
Decrease of salary tax rates	-	(38)	-	-	(38)	-	(38)
Total	239	290	223	165	917	145	772

For further details, see Note 15 to the Financial Statements.
On neutralizing these amounts, salary expenses increased by 4.4%

Operating and other expenses, excluding salary and voluntary retirement, increased in 2006 by 10.7% as compared with 2005. The increase in operating expenses was primarily attributable to the following factors:

1. An increase in expenses for maintaining buildings and equipment in the sum of NIS 31 million (4.2%).

2. An increase in depreciation expenses in the sum of NIS 21 million (4.8%).

3. An increase of expenses in respect of professional services in the sum of NIS 63 million (18.9%).

4. An increase in marketing and advertising expenses in the sum of NIS 67 million (33.5%).

Computer expenses of the Group as presented in Note 25 to the Financial Statements do not include the Bank's computer expenses, which are included in the rest of the expenses, since the computer center is a unit of the Bank. These computer expenses mainly include the expenses of subsidiaries for purchasing computer services and/or outsourcing costs.

Salary and related expenses (excluding special expenses) constitute some 57.3% of total operating expenses, compared with 58.8% in 2005.

See Notes 24 and 25 to the Financial Statements for further details.

Additional details concerning components of salary expenses are as follows:

1. As part of the Bank's strategic efficiency drive and in light of the business-managerial needs of the Bank in future years, in September 2006 the Bank's Board of Directors approved a voluntary retirement plan at an overall cost of up to NIS 160 million, which was updated to NIS 180 million in December 2006. The plan was targeted at a portion of the Bank's employees, as approved by the Board of Directors.
   In 2006, 191 employees retired, compared with 137 who retired in 2005 under a voluntary retirement plan. Total costs of voluntary retirement recorded in the 2006 Financial

Statements amounted to NIS 175 million, compared with NIS 107 million in 2005. These amounts also include the present value of future pension liabilities in respect of the voluntary retirement plan.

2. The calculation of the Bank's actuarial pension liability is made on the basis of the capitalization rate (4%) determined by the Supervisor of Banks, assuming a real increase in salaries based on past experience and which varies according to the employee's age. The rates of increase vary between 1.5% and 4.6%. Up to and including 2005, a set real average increase of 2.5% was assumed.

3. In 2006, the Bank adopted the mortality tables as published by the Chief Actuary of the Capital Market, Insurance and Savings Department of the Ministry of Finance for insurance companies in November 2005 and January 2007. Pursuant to the evaluation of the Bank's actuary, the pension and jubilee reserves were increased by NIS 237 million as a result of the adoption of the said tables.

4. In addition to pension and/or severance payments (according to individual choice), "Leumi alumni" are entitled to additional benefits, principally gifts on holidays and participation in the costs of additional welfare and social activities.

   "Leumi alumni" – people who have ended their employment with the Bank at any age, following completion of 25 years of employment with the Bank, or who have ended their employment at the age of 65 or more, following completion of at least 15 years of employment.

   In the second quarter of 2006, the anticipated costs in respect of the above entitlements for the period following the period of employment were recorded according to an actuarial calculation, as accrued at 30 June 2006. The amount accrued as of that date amounted to some NIS 80 million, after the effect of taxes. The provision for 2006 amounted to some NIS 81 million.

   The Bank recorded the cost of the entire accumulated amount in salary expenses in the second quarter of 2006, and not by way of restatement, pursuant to the American Interim Financial Report APB 28 Standard. According to this Standard, in determining materiality for the purposes of financial reporting for the interim period, with regard to the effect of accounting changes or correction of errors, these should be related to the amount of the expected annual profit, and the effect on the profitability trend. Pursuant to the Standard, separate disclosure will be made in the interim financial statements with regard to corrections that are material in relation to the interim period, even though they are not material in relation to the expected annual profit and profitability trend.

5. For expenses related to privatization of the Bank, see page 62 of the Report.

See Note 15 to the Financial Statements for further details

Operating expenses in 2006 constitute 67.2% of total income, compared with 58.7% in 2005 and 56.2% in 2004. On neutralizing special salary expenses as detailed in the Report, operating expenses constitute 58.7% as compared with 57.3% in 2005.

Total operating and other expenses constitute 2.51% of total assets, compared with 2.18% in 2005, and on neutralizing special salary expenses, 2.19% and 2.13% respectively.

Operating Profit before Taxes of the Leumi Group in 2006 amounted to NIS 2,603 million, compared with NIS 2,850 million in 2005, a decrease of 8.7% (at the Bank - a profit of NIS 1,800 million in 2006, compared with NIS 1,862 million in 2005, a decrease of 3.3%). On neutralizing special salary expenses, there was an increase of 17.5%, and an increase of 34.0% at the Bank.

Provision for Taxes on Operating Profit of the Leumi Group in 2006 amounted to NIS 1,320 million, compared with NIS 1,193 million in 2005. The rate of provision for taxes in 2006 was 50.7% of pre-tax profit, compared with 41.9% in 2005, an increase of 8.8 percentage points. The statutory tax rate for financial institutions in Israel in 2006 was 40.65% as compared with 43.59% in 2005.

The provision for taxes in 2006 was principally affected by the following matters:

1. The reduction of the rate of company tax from 34% in 2005 to 31% in 2006.

2. Exchange rate differentials in respect of overseas investments that are not included in the basis of the tax calculation and which in the said period were negative, compared with positive exchange rate differentials in the corresponding period in 2005, an effect of some 2.7 percentage points.

3. Unrecognized expenses related to the issue of options and sale of shares to employees, an effect of some 2.0 percentage points.

4. The reduction of the rate of profits tax from 17% to 15.5% caused an adjustment of deferred taxes of NIS 25 million, an effect of some 1.0 percentage points. For further details, see below on pages 200-201 .

5. Recording deferred taxes to be received pursuant to an arrangement with the tax authorities in 2005 amounting to some US$ 5.6 million, which had an effect in the previous year of (0.8) percentage points.

6. The effect of the negative known CPI of 0.29% as compared with the positive known CPI of 2.69% in 2005, an effect of some 0.6 percentage points.

See Note 26 to the Financial Statements for further details on the tax provision.

Operating Profit after Taxes of the Leumi Group in 2006 amounted to NIS 1,283 million, compared with NIS 1,657 million in 2005, a decrease of 22.6%, and on neutralizing special expenses, an increase of 9.4%.

The Group's Share in Operating Profit after Taxes of Companies Included on the Equity Basis in 2006 amounted to a profit of NIS 171 million, compared with NIS 378 million in 2005, a decrease of 54.8%.
As from the second quarter of the year, recording of profits on the equity basis was discontinued in respect of Africa Israel Investments, which was sold on 27 March 2006, and in respect of Migdal Insurance and Financial Holdings, 10% out of the holding in which was sold on 15 March 2006. Furthermore, there was a decrease in the profit of The Israel Corporation.

Most of the profit in this item derived from the contribution of the following companies:

1. Israel Corporation Ltd.: profits of NIS 129 million in 2006, compared with NIS 293 million in 2005.

2. Migdal Insurance and Financial Holdings Ltd.: profits of NIS 23 million in 2006, compared with NIS 26 million in 2005.

3. Africa Israel Investments Ltd.: profits of NIS 12 million in 2006, compared with NIS 53 million in 2005.

Minority Interests in the Profits (Losses) of the Group amounted to a minor profit (less than NIS 1 million) compared with a loss of some NIS 24 million in 2005. The low level of profit derives from the share of the minority interests in the Swiss subsidiary in the negative exchange differentials in respect of the investment in Switzerland.

Net Operating Profit of the Leumi Group amounted to NIS 1,454 million in 2006, compared with NIS 2,059 million in 2005, a decrease of 29.4%. On neutralizing special salary expenses as detailed previously, there was a decrease of 3.1%. On neutralizing companies included on the equity basis, the net operating profit increased by 7.9%.

Net After-Tax Profit from Extraordinary Items of the Leumi Group in 2006 amounted to NIS 2,080 million, compared with NIS 77 million in 2005. The profit derives from the sale of the holding of the Bank in Africa Israel Investments Ltd., from the sale of 10% out of the holding of the Bank in Migdal Insurance and Financial Holdings, and from the sale of the activities of the Psagot-Ofek Group, Leumi-Pia and some of the provident funds.

See pages 134-135 and 163-164 below and Note 27 to the Financial Statements for further details.

Ratio of Operating Profit before Taxes to Net Shareholders' Equity* reached 18.4% in 2006, compared with 21.1% in 2005.

Ratio of Net Operating Profit to Shareholders' Equity* (Net Return on Equity*) reached 9.1% in 2006, compared with 12.3% in 2005.

* Shareholders' equity together with minority interests, less capital investments in companies included on the equity basis.

Net Operating Profit per Share reached NIS 1.028 in 2006, compared with NIS 1.465 in 2005.

Net Profit per Share reached NIS 2.499 in 2006, compared with NIS 1.510 in 2005. The fully-diluted profit is similar to the basis profit.

The following table sets out return on shareholders' equity (excluding minority interests) of: (a)

	2006	2005
	%	
Net profit	22.1	14.3
Net operating profit	9.1	13.7

The following table sets out return on shareholders' equity (excluding minority interests) on a quarterly basis (in annual terms) (a):

	2006				2005			
	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
	%							
Net profit	25.3(g)	24.3(f)	9.0	30.8(e)	11.5(d)	14.9(c)	15.8(b)	14.9
Net operating profit	8.7	7.0	8.8	10.4	10.3	15.0(c)	14.7	14.9

The return on equity was considerably affected by special salary expenses as detailed on page 62 of the Report.

Following are the returns on neutralizing these effects:

	2006	2005
	%	
Net profit	**26.0**	14.8
Net operating profit	**13.0**	14.3

	2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
		%		
Net profit	**27.9**	**28.1**	**15.0**	**35.3**
Net operating profit	**11.0**	**10.4**	**14.7**	**14.3**

(a) The calculation of the return relates to the shareholders' equity at the beginning of each period.

(b) Includes a profit of NIS 34 million from extraordinary items which reflects 0.9% of the return for the second quarter of 2005.

(c) On neutralizing voluntary retirement expenses amounting to NIS 109 million, 16.6% and 16.7% respectively.

(d) Includes a profit of NIS 46 million from extraordinary items which reflects 1.1% of the return for the fourth quarter of 2005.

(e) Includes a profit of NIS 712 million from extraordinary items (as detailed on page 135) which reflects 19.0% of the return for the first quarter of 2006.

(f) Including a profit of NIS 674 million from extraordinary items (as detailed on page 163), which reflects 17.3% of the return for the third quarter of 2006.

(g) Including a profit of NIS 683 million from extraordinary items (as detailed on pages 163-164), which reflects 16.6% of the return for the fourth quarter of 2006.

The following is data regarding the average return on equity for the period, as defined by the Bank of Israel:
"Total capital means" as presented in the Management Review, following deduction of the average balance of minority interests and deduction/addition of the average balance of unrealized losses/profits from adjustment to fair value of debentures for trading and losses/profits in respect of available for sale debentures included in the shareholders' equity.
Return of net profit 20.4%.
Return of net operating profit 8.4%.
Return of net operating profit on neutralizing extraordinary salary expenses 12.0%.

Exceptional Developments in the Interim Periods in 2006

Following are the principal items in which there were exceptional developments according to quarters:

1. Net interest income before provision for doubtful debts:
   In the second quarter of the year:
   - An increase in net interest income due to an increase in the volume of financial activity and an increase in the overall interest margin.
   - The effect of the positive known CPI of 1.16% on the surplus of assets in the CPI-linked sector.
   - A reduction in costs arising from non-accrual accounts following a fall in shekel interest on financing sources.

   In the third quarter of the year:
   - There was an improvement in the value of debentures and unrealized profits from adjustments to fair value of debentures for trading as compared with the first half of 2006.

- On the other hand, the effect of the positive known CPI of 0.19%, as compared with 1.39% in the corresponding period in 2005, reduced income as compared with the third quarter of 2005.

In the fourth quarter of the year:

- There was an increase in profits from the sale of debentures available for sale and an increase in market value of realized and unrealized debentures for trading.
- On the other hand, the effect of the negative known CPI decreased income in the fourth quarter.

2. Provisions for doubtful debts:

- In the first and second quarters of the year, the provisions for doubtful debts were relatively lower than the average quarterly provisions in 2005.
- In the third and fourth quarters of the year, there was an increase in provisions for doubtful debts relative to the average quarterly provisions in the first half of the year. See further details in the Directors' Report in the section on credit to the public.

3. Operating and other income:

- In the first and second quarters of the year there was an increase in operating income relative to the average quarterly income in 2005, mainly from payment system services, the capital market and credit cards. Similarly, the investment in shares item grew due to a dividend distribution by Bezeq.
- In the third quarter of the year, there was a decrease in income as compared with the third quarter of 2005, arising from profits in 2005 from the reserve in the provident fund for severance pay.
- On the other hand, in the fourth quarter of the year there was an increase as compared with the fourth quarter of 2005, arising from capital markets commissions and the Bezeq dividend, which was partially offset by a decrease in income from mutual fund management fees following the sale of the activities of Psagot-Ofek and Leumi-Pia.

4. Salary and related expenses:

- In the first quarter of the year salary expenses were higher, as a result of the non-linear spread of the provisions for severance pay and pension in respect of the 2006 salary increases, adoption of the new mortality tables published by the Supervisor of Insurance and the effect of recording expenses in respect of the issue of options to employees.
- In the second quarter of the year salary costs increased due to the provision in respect of holiday gifts for Bank alumni, recording of expenses in respect of the issue of options to employees and the effect of recording the benefit in respect of the sale of shares to employees by the State.
- In the third quarter of the year salary expenses increased as a result of voluntary retirement costs in the sum of NIS 159 million, and expenses in respect of the issue of options to employees.
- In the fourth quarter of the year, salary expenses increased mainly due to the recording of expenses in respect of the issue of options to employees and adoption of new mortality tables.

5. Other operating expenses:

In the fourth quarter of the year, there was an increase in building and equipment maintenance expenses, and there was an increase of NIS 139 million in other expenses, some 21%. On the other hand, in relation to the fourth quarter of 2005, the increase was NIS 68 million, some 9%.

6. Provision for taxes:

- In the first quarter of the year the tax rate was low as a result of positive exchange rate differentials in respect of investments in overseas subsidiaries that are not included in the tax basis.
- In the second quarter of the year the tax rate rose as a result of negative exchange rate differentials in respect of investments in overseas subsidiaries, unrecognized expenses related to the issue of the options and sale of the shares to employees, and updating deferred taxes following the reduction of the profits tax rate from 17% to 15.5%.
- In the third quarter of the year, the tax rate was high as a result of negative exchange rate differentials in respect of investments in foreign subsidiaries, and unrecognized expenses related to the issue of the options.

7. The Group's share in profits of companies included on the equity basis:

- In the second quarter of the year, the profit amounted to NIS 20 million, as a result of the discontinuance of the recording of profits on the equity basis with regard to Africa Israel and Migdal Insurance and Financial Holdings, and a decrease in the profits of The Israel Corporation.

8. Profit from extraordinary items:

- In the first quarter of the year, profit of NIS 713 million was recorded in respect of the sale of the holding in Africa Israel Investments and from the sale of 10% out of the holding of the Bank in Migdal Insurance and Financial Holdings.
- In the third quarter of the year, a profit of some NIS 682 million was recorded, arising from the sale of the activities of Psagot-Ofek.
- In the fourth quarter of the year, a profit of some NIS 683 million was recorded, arising from the sale of the activities of Leumi-Pia and some of the provident funds.

For additional multi-quarter date see Exhibits F and G to the Management Review.

Structure and Development of Assets and Liabilities

Total Assets of the Leumi Group on 31 December 2006 amounted to NIS 289.3 billion, compared with NIS 277.9 billion at the end of 2005, an increase of 4.1%. The Bank's total assets on 31 December 2006 amounted to NIS 241.1 billion, compared with NIS 225.7 billion at the end of 2005.

Of the Group's total assets, the value of the assets denominated in or linked to foreign currency was some NIS 128.8 billion, some 44.5% of total assets. In 2006, the shekel appreciated against the US dollar by 8.21%, and against the basket of currencies by 5.18% and depreciated against the euro by 2.16%.

The total assets under the Group's management - total balance sheet as well as customers' securities portfolios, provident funds and supplementary training funds amounted to some NIS 694.8 billion, as against NIS 636.2 billion at the end of 2005 (US$ 164 billion and US$ 138 billion respectively), as detailed below.

A. The following table sets out the development of the main balance sheet items:

	Consolidated			The Bank		
	31 December			31 December		
	2006	2005	Change	**2006**	2005	Change
	NIS millions		%	NIS millions		%
Total assets	**289,341**	277,862*	4.1	**241,144**	225,690*	6.8
Deposits of the public	**231,823**	221,828	4.5	**200,128**	187,687	6.6
Debentures, capital notes and subordinated capital notes	**15,622**	17,253	(9.5)	**4,821**	5,220	(7.6)
Deposits from banks	**5,241**	4,347	20.6	**3,578**	3,741	(4.4)
Cash and deposits with banks	**47,609**	35,381	34.5	**62,886**	51,187	22.9
Securities	**46,375**	47,825	(3.0)	**31,686**	30,111	5.2
Credit to the public	**183,800**	182,624*	0.6	**125,456**	125,485*	-
Buildings and equipment	**3,056**	2,843	7.5	**2,584**	2,410	7.2

* Restated. Credit to the public includes commitments in respect of credit cards (on a consolidated basis, NIS 4,386 million in 2005 and NIS 5,369 million in 2006, and at the Bank, NIS 3,303 million and NIS 3,504 million respectively). In 2005, the amounts are without offsetting credit balances in the amount of NIS 1,744 million of credit card companies operating as acquirers. On neutralizing the said amount the increase in credit to the public is 1.6%.

B. The following table sets out the development of the main off-balance sheet items:

	Consolidated			The Bank		
	31 December			31 December		
	2006	2005	Change	**2006**	2005	Change
	NIS millions		%	NIS millions		%
Documentary credits	**2,430**	2,370	2.5	**1,372**	1,645	(16.6)
Credit guarantees	**5,918**	5,761	2.7	**9,931**	13,303	(25.3)
Guarantees to purchasers of apartments	**6,011**	5,973	0.6	**5,648**	5,432	4.0
Other guarantees and liabilities	**12,767**	10,110	26.3	**14,782**	13,141	12.5
Derivatives*	**116,274**	120,150	(3.2)	**101,173**	106,890	(5.3)
Options of all kinds	**115,353**	134,451	(14.2)	**109,537**	127,250	(13.9)

* Including forwards, financial swap contracts, swap, future and credit derivatives transactions.

See Note 18A and 18F to the Financial Statements for further details.

C. The following table sets out the development of balances of the customers' off-balance sheet financial assets* with the Leumi Group:

	Consolidated		
	2006	2005[(4)]	Change
	NIS millions		%[(1)]
Securities portfolios of customers	**353,729**	311,745	13.5
Of which: in mutual funds[(2)]	**38,657**	44,748	(13.6)
provident funds[(3)]	**41,000**	36,026	13.8
supplementary training funds	**10,706**	10,619	0.82

(1) Including increase in market value of securities and the value of securities of mutual and provident funds held on custody.

(2) On 31 December 2006, the Group in Israel did not have funds under its management.

(3) On 31 December 2006, there were 10 provident funds under the Bank's management, which were sold at the end of January 2007.

(4) Restated and including securities of mutual and provident funds held on custody.

Deposits of the public

Deposits of the public with the Group amounted to NIS 231.8 billion at the end of 2006, compared with NIS 221.8 billion at the end of 2005, an increase of 4.5%.

Furthermore, the Group raised from the public, through issues of debentures, capital notes and subordinated capital notes, the balance of which was some NIS 15.6 billion as at the end of 2006, compared with NIS 17.3 billion at the end of 2005. Deposits of the public, debentures and subordinated capital notes rose in 2006 by 3.5% and together represent 85.5% of total assets.

The following table sets out the mix of deposits of the public by type and linkage sector:

	31 December 2006				
	Demand	**Term**	**Savings schemes**	**Ear-marked deposits**	**Total**
	%	**%**	**%**	**%**	**NIS millions**
Israeli currency:					
Unlinked	**44**	**39**	**3**	**60**	**88,662**
CPI-linked	**-**	**12**	**89**	**40**	**31,245**
Foreign currency:					
Including foreign currency linked	**56**	**49**	**8**	**-**	**111,328**
Non-monetary		**-**			**588**
	100	**100**	**100**	**100**	
Total in NIS millions	**29,611**	**192,472**	**9,737**	**3**	**231,823**

	31 December 2005				
	Demand	Term	Savings schemes	Ear-marked Deposits	Total
	%	%	%	%	NIS millions
Israeli currency:					
Unlinked	42	38	5	37	81,777
CPI-linked	-	13	85	63	33,783
Foreign currency:					
Including foreign currency linked	58	49	10	-	105,970
Non-monetary					298
	100	100	100	100	
Total in NIS millions	29,584	179,229	12,988	27	221,828

The increase in the volume of deposits of the public in 2006 was mainly in unlinked shekel deposits, which increased by NIS 6.9 billion and foreign currency deposits which increased by NIS 5.4 billion. CPI-linked shekel deposits declined by NIS 2.5 billion, mostly the CPI-linked savings schemes. On neutralizing the effect of changes in the rate of exchange of the shekel, deposits of the public grew by 7.1%.

Developments in the various kinds of deposits were as follows:

- Unlinked shekel deposits of the public increased by 8.4% compared with 31 December 2005, as a result of the public's preference for these types of deposits, against the background of the high real interest rates in this sector.

- Deposits of the public denominated in or linked to foreign currency increased by 5.1% as compared with 31 December 2005, and on neutralizing the effect of changes in the rate of exchange of the shekel, increased by 10.5%.

- CPI-linked deposits declined by 7.5% as against 31 December 2005, primarily in consequence of the expectation of a lower rate of inflation in 2006 which caused changes in the composition of the financial assets portfolio of the public.

The Bank develops and operates financial investment products of the structured products type. There are various types of structured products that offer customers an innovative investment channel by virtue of their including, on the one hand, assurance of the whole or part of the principal and on the other hand a chance of a higher yield than that of a risk-free investment. Waiving risk-free interest enables purchase of financial derivatives based on the various underlying assets, such as: options on interest rates, options on shares and share indices, options on exchange rates, credit derivatives and more, which constitute a component of the structured product. The structured deposits offered by the Group offer full assurance of the principal, while the structured debentures often give only partial assurance. The terms of the structured products range between the short-term, on occasions even one month, to long-term of up to 15 years. In 2006, the range of the Group's structured products was expanded both as regards the composition of the underlying assets and also as regards the types of options embedded in the products. This is in accordance with the economic developments in the various markets based on the Bank's analysts' evaluations.

In 2006, the volume of transactions in these products carried out in the Leumi Group amounted to some US$ 1.2 billion, compared with some US$ 1.4 billion in 2005.
The balance of structured deposits totaled NIS 7.6 billion on 31 December 2006, as compared with NIS 4.5 billion at the end of 2005.

The following table sets out the development of the deposits of the public according to principal activity segments:

Segment	2006	2005	Change
	NIS millions		%
Households	**115,437**	112,881	2.3
Small businesses	**11,795**	8,874	32.9
Corporate banking	**27,860**	28,616	(2.6)
Commercial banking	**27,370**	23,227	17.8
Construction and real estate	**3,136**	3,150	(0.4)
Private banking	**36,555**	35,008	4.4

Deposits from Governments amounted to some NIS 2.1 billion at the end of 2006 - these deposits include deposits from government sources that were made available to the banks in prior years mainly for restructuring the debts of the kibbutzim and also deposits for granting housing credit to eligible members of the public.
Deposits from the government for granting credit at its responsibility were offset from the credit and amounted to NIS 8.9 billion.

This item also includes deposits of foreign governments in overseas subsidiaries, which amounted to some NIS 0.5 billion at the end of 2006, as against NIS 0.6 billion at the end of 2005.

Deposits with Banks and from Banks

A. Deposits with Banks*:

	31 December 2006		31 December 2005	
	With central banks	**With banks**	With central banks	With banks
	NIS millions			
Israeli Currency:				
Unlinked	3,370	485	4,848	78
CPI-linked	-	440	-	507
Foreign currency including foreign currency-linked	1,029	40,824	934	27,690
Total deposits with banks	4,399	41,749	5,782	28,275

*Central and commercial banks.

Total deposits with banks increased by 35%.

B. Deposits from Banks:

	31 December 2006		31 December 2005	
	From central banks	**From banks**	From central banks	From Banks
	NIS millions			
Israeli Currency:				
Unlinked	58	1,049	-	517
CPI-linked	-	1,303	-	1,345
Foreign currency including foreign currency-linked	16	2,815	-	2,485
Total deposits from banks	74	5,167	-	4,347

By law, the Bank of Israel is permitted to provide loans to banking corporations against collateral. The Bank mainly uses its deposits with the Bank of Israel for this purpose.
On 31 December 2006, deposits of the Group with the Bank of Israel totaled NIS 3.7 billion, against total loans from the Bank of Israel of only NIS 58 million.

In addition, the Bank is entitled to borrow from the Bank of Israel against a pledge of securities.

For further details, see page 85.

As is apparent from these tables, the liquidity situation of the Group is very positive, and the Group has net deposits with banks amounting to NIS 40.9 billion.

Credit to the public

Credit to the public in the Leumi Group at the end of 2006 totaled NIS 183.8 billion, compared with NIS 182.6 billion at the end of 2005, an increase of 0.6% (at the Bank, a decrease of 0.02%). Credit to the public comprises 63.5% of total assets (compared with 65.7% at the end of 2005).

Pursuant to directives of the Supervisor of Banks, commitments in respect of credit cards were previously recorded as guarantees. As of 2006, the directive was amended and commitments in respect of credit cards were recorded as part of credit to the public. As a result of this, this item was restated. On neutralizing these commitments, credit to the public increased by 1.2%. Credit commitments amounted to NIS 4,386 million, as compared with NIS 5,369 million at the end of 2005 (the balance in 2005 is without offsetting credit balances of NIS 1,744 million of credit card companies engaged in acquiring). On neutralizing the said amount, the increase in credit to the public is 1.6%.

In 2006, the change in credit to the public was affected by 3 extraordinary factors:
- appreciation of the shekel against foreign currencies.
- repayment of temporary credit granted to a single customer in December 2005 in the amount of some NIS 3 billion.
- changes in the manner of presentation of commitments in respect of credit cards.

On neutralizing these factors, credit to the public increased by 4.9%.

The balance of securities of companies in which the Group has invested amounted to NIS 6,906 million at the end of 2006, as compared with NIS 6,330 million at the end of 2005.

The following table sets out the mix of credit to the public by type and segments:

	31 December 2006		31 December 2005		
	NIS millions	**% of mix**	NIS millions	% of mix	% change
Unlinked	**77,199**	**42**	67,723	37	14.0
CPI-linked	**50,221**	**27**	52,569	29	(4.5)
Foreign currency including foreign currency-linked	**56,380**	**31**	62,332	34	(9.5)
Total	**183,800**	**100**	182,624	100	0.6

The entire increase in credit to the public was in unlinked shekels amounting to NIS 9,476 million, 14.0%.
Foreign currency and foreign currency-linked credit to the public decreased by NIS 5,952 million, and on neutralizing the effect of the changes in the exchange rate of the shekel, increased by 2.0%.
CPI-linked credit to the public decreased by NIS 2,348 million.

Total credit to the public that was offset from deposits according to the degree of collection amounted to NIS 11.6 billion in the Group. Some 76.4% of the credit is granted from government deposits according to the degree of collection for mortgage financing.

The following table sets out the spread of credit in foreign currency, including foreign currency-linked, according to principal currencies:

	31 December 2006	31 December 2005
	NIS millions	
US dollar	**38,625**	47,558
Euro	**6,594**	4,664
Other currencies	**11,161**	10,110
Total	**56,380**	62,332

The following table sets out the development of obligations in the construction and real estate sector:

	31 December 2006	31 December 2005	
	NIS millions		% change
Balance sheet credit risk	**32,814**	32,492	1.0
Guarantees to apartment purchasers*	**2,637**	2,483	6.2
Other off-balance sheet risk	**12,969**	12,845	1.0
Total	**48,420**	47,820	1.3

* Weighed according to balance sheet value.

The total credit risk of the construction and real estate sector in Israel (according to the economic sector report in Exhibit E to the Management Review) increased in 2006 by 1.3%. Credit risk of the construction and real estate sector in Israel constitutes some 19.3% of total credit risk in Israel. However, in accordance with the rules laid down by the Bank of Israel for calculating the rate of financing by sector, the total obligations in the sector at the Bank amount to some 20.98% of the total obligations in Israel, and therefore there is an excess of sectoral credit of some 0.98%, compared with an excess of 0.22% at the end of 2005.
There is an additional provision of some NIS 47.3 million in respect of this sectoral excess.

The following table sets out the development of credit to the public according to principal activity segments:

Segment	**31 December 2006**	31 December 2005	Change
	NIS million	NIS million	%
Households	**51,999**	50,459	3.1
Small businesses	**13,891**	12,053	15.2
Commercial banking	**38,324**	32,350	18.5
Corporate banking	**51,276**	57,360	(10.6)
Construction and real estate	**22,501**	24,490	(8.1)
Private banking	**4,364**	4,678	(6.7)

- Credit to households also includes housing loans (mortgages). On neutralizing this credit, credit to households (banking and finance) increased by 16.7%. Housing loans totaled NIS 33.4 billion at the end of 2006, an increase of 1.6%.
- There was a decrease of some NIS 6.7 billion in activities in Israel in credit to the corporate banking segment, and on neutralizing the repayment of temporary credit granted to one customer in December 2005, the decrease was NIS 3.7 billion.
- There was a decrease of some NIS 1.7 billion in the Bank's activity in Israel in credit to the construction and real estate sector.

See Exhibit E to the Management Review for further details of the development of credit and credit risk according to sectors of the economy.

The following table sets out the development of overall credit to the public risk* according to principal sectors of the economy:

	31 December 2006		31 December 2005		
Economy Sectors	**Overall credit to the public risk**	**Percentage of total**	Overall credit to the public risk	Percentage of total	Change
	NIS millions	**%**	NIS millions	%	%
Agriculture	**2,370**	**0.9**	2,129	0.8	11.3
Industry	**43,086**	**15.7**	40,703	15.3	5.9
Construction and real estate	**48,420**	**17.6**	47,771	18.0	1.4
Electricity and water	**2,671**	**1.0**	2,742	1.0	(2.6)
Commerce	**31,335**	**11.4**	30,234	11.4	3.6
Hotels, accommodation and food services	**5,927**	**2.2**	6,261	2.4	(5.3)
Transportation and storage	**5,910**	**2.1**	6,337	2.4	(6.7)
Communications and computer services	**7,854**	**2.9**	8,431	3.2	(6.8)
Financial services	**34,042**	**12.4**	34,069	12.8	(0.1)
Other business services	**8,048**	**2.9**	7,492	2.8	7.4
Public and community services	**8,084**	**2.9**	7,744	2.9	4.4
Private persons - housing loans**	**35,992**	**13.1**	29,042	10.9	23.9
Private persons – other**	**41,170**	**14.9**	42,680	16.1	(3.5)
Total	**274,909**	**100.0**	265,635	100.0	3.5

* Including off-balance sheet credit risk and investments of the public in debentures, and including other assets in respect of derivatives.
See Exhibit E to the Management Review for further details as to the spread of credit to the public according to sectors of the economy.

** Following a directive of the Bank of Israel in effect from the first quarter of 2006, some NIS 5.5 billion was transferred from private persons – other to housing loans. The data was not restated. In light of the said change, the increase in housing is 4.3% only, and other private credit, 13.7%.

The Bank is continuing with intensified monitoring in the sectors and sub-sectors detailed below in light of the higher sensitivity and risk level that typifies these sectors and sub-sectors. The monitoring includes, *inter alia,* placing special emphasis on assessing the customers' repayment ability, the collateral received from them, the shareholders' equity level and the owners' ability to support the companies.

Part of the information set forth below is "forward-looking information". For the meaning of this term, see in the "General Environment and Effect of External Factors on Activities" chapter, in the "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report" section on pages 46-47 above.

Industry Sector

Following is a review according to industry sub-sectors:

Construction inputs – Activities of the companies in the sector are directly affected by the number of building starts, which have been declining during the last 10 years. The construction inputs sector includes the non-metallic minerals field (building finish products - glass, ceramic products, cement, plaster and clay and stone-cutting) which are used, *inter alia,* for renovations, and the metals field (basic metals, non-ferrous metals, cast iron and steel and metal piping). 2006 has not in the meantime brought about an end to the effect of the recession in the construction sector and the long awaited improvement, and production levels in the sector remained almost unchanged as compared with the previous year. Nevertheless, in the last two years the decrease in the area of non-residential building starts, which had begun to expand, was brought to an end, and it is possible to see the first signs of the emergence of the construction sector from the recession. This trend led to a decrease in the number of people employed in the sector, mainly in the metal products industry. Since the recession has continued, as mentioned, for many years, companies have made preparations to adjust their sales. Prices of inputs in the construction sector which are affected mainly by the prices of raw materials to the sector, which continued to rise and in some cases affected the price of the finished product, such that repayments in the metals and non-metallic minerals industry sectors increased as compared with 2005. The recovery of the construction sector which began in the last quarter of 2006 is likely to bring about some measure of improvement in the construction inputs sector.

The high-tech company sector – In 2006 the growth trend that began in 2004 continued. The continuance of the trend found expression in an improvement in the financial results of the companies and also in their ability to raise capital in Israel and overseas.
Two central segments are characterized in the high-tech company field - equipment for the communications sector and semi-conductors.

Equipment for the communications sector - In this field, there was a continuation of the significant recovery that led to an improvement in company performance and a high level of capital availability other than from the banking system, primarily by way of secondary offerings abroad.

The semi-conductor field - The growth trend in demand continued in this field. This trend, together with technological changes, resulted in accelerated investment in existing FAVs, to adapt them to the new technologies.

Diamonds – The diamond sector in Israel in 2006 was characterized by the following trends: activities in the polished diamond field in 2006 remained stable, with a minor downward trend. Many Israeli diamond dealers continue to carry out their polishing activities in Far Eastern countries, and to market the polished diamonds through Israeli companies.
The trend in the uncut diamond activity sector changed in 2006, with the activities in Israel declining by some 20%.
This decrease is part of the lack of stability characterizing the uncut diamond industry worldwide.
There was a certain erosion in profits of the sector this year, arising from increased competition in the target markets and an increase in interest rates.
Leumi finances the sector in Ramat Gan and New York, and focuses mainly on financing large companies in the sector that have a business presence in the main diamond centers of the world.
The exposure policy for the diamond industry (in both Israel and the USA) is examined and supervised at the Group level.

The construction and real estate sector is divided into two principal sub-sectors:

The residential sector - There is no recognizable recovery in the residential construction sector on a national level, as opposed to the increase in economic activity in the economy as a whole. The various economic indicators point to a similar level of activity in 2006 to that of 2005. At the same time, the recovery trend in the exclusive apartment market and specific projects in some of the central areas of the country continued. The recovery is primarily explained by the demand of foreign residents, and possibly by Israeli residents, for investment purposes. The slowdown in activity of the construction sector was conspicuous and particularly severe in national preference areas such as the Galilee and the Negev, and among economically weaker population groups in the center of the country.
It appears that the concern over lack of personal economic stability, conspicuous mainly among the weaker population groups, arises from continued high unemployment rates and the high number of part-time and temporary positions, which is particularly relevant with regard to residential apartment buyers, due to the long term commitments. The continued slowdown in activity in the sector is conspicuous against the background of the fact that various economic variables that affect the ability to purchase an apartment have, during the last few years, been pointing towards a significant improvement. Included among these variables are the decrease in mortgage interest rates, the lowering of VAT, the depreciation of the dollar exchange rate and a decrease in inflation rates, which affect the monthly repayments of mortgage takers.

In January to September 2006, the number of building starts reached some 22 thousand residential units, testifying to an annual rate of some 29 thousand residential units, similar to that of 2005. In 2006, the construction of some 30 thousand residential units was completed, compared with some 32.4 thousand in the previous year.
The inventory of unsold new apartments has been steadily decreasing over recent years. As of December 2006, this inventory was estimated at some 11.9 thousand residential units (a decline of some 11% compared with December 2005) (on deducting seasonal figures).

The income producing property sector – The principal characteristic of activity in the sector since the beginning of 2006 was the high number of sale transactions of active income producing properties, primarily commercial properties, at high prices, reflecting a reduction in required rates of return. We are witnessing increased involvement of financial entities in the market, both in direct financing of properties and in ownership. On the office space demand side, the market is characterized by a reduction in supply reserves of offices in demand areas, together with a trend of increase in rentals.

The commerce sectors

The food marketing chain sector is divided into two markets:

The organized market – Includes the two largest food chains (including sub-chains): "Supersol" and the "Blue Square".

The private chains – Includes private chains such as "Kolbo Chetzi Chinam", "Tiv Tam", "Rami Levi" etc.
According to estimations, the volume of sales in the retail food sector (including the organized market, the private market and the private unorganized market which includes neighborhood supermarkets and shops) is expected to reach some NIS 36 billion in 2006, an increase of some 3% as compared with the volume of sales in 2005. However, upon adjustment for the rate of increase of the food prices index (which increased some 3.6%, excluding fruit and vegetables) and the population growth (some 1%) in the past year, there was actually a decrease in real terms.

The commercial sector – There was a continuation of the trend of mergers and acquisitions and joint ventures between large entities – against the background of the attempt to reduce expenses of the companies active in the field – for example, Crystal acquired the activities of Tadiran Ampa, Shekem Electric acquired Machsanei Chashmal.
Fierce competition exists in the various branches of the commerce sector.
Fluctuations in the exchange rates and in the prices of the raw materials create the need for currency hedging transactions, principally by companies engaged in imports.
Economic fluctuations in the economy (such as the unemployment rate) may damage the purchasing power of the public.

The hotels sector - The positive trend that typified the sector in 2005 continued during the first half of 2006. The continued improvement derived primarily from the increase in the number of overnight stays by tourists of 33%, relative to the first half of 2005.
Since the outbreak of the war in the north in July 2006, there was a decrease in tourist entries into Israel, and in the second half of 2006, the number was 27% less compared with the corresponding period of 2005. As a result, tourist overnight stays decreased at a similar rate in the second half of 2006.
Despite these events, the number of overnight stays in hotels in Israel in the whole of 2006 remained similar to the number of overnight stays in 2005. Hotel room occupancy in 2006 amounted to some 58%, as compared with 57% in 2005 and 60% in 2000. It should be noted that the number of tourist overnight stays is still 30% lower than that of 2000.
Against the background of the trend of improvement in the sector that was felt until July 2006, and in the absence of further security events, the forecast for 2007 is a gradual increase and a return to the pre-crisis levels of tourist entries.
It should be noted that a certain improvement has been felt in debt servicing by most hotels.

The communications services sector - The sector is comprised of three principal sub-sectors: fixed line communications (internal and international), cellular communications and multi-channel television.

Fixed line communications - In the internal communications field, a license was granted in November 2003 to the cable television companies to provide internal operator (IO) services. The cable companies began offering this service at the end of 2004, and the number of subscribers has consistently increased ever since. Further, additional companies in the communications sphere (particularly in the international and cellular telephone field) received an IO license and other companies have filed applications for a similar license. The said licenses are primarily directed at the business sector and/or at the companies' existing customers.

Cellular communications - The cellular companies continue to present good levels of profitability and cash generation. Despite the negative effect of regulatory directives, such as the reduction of connection fees, the companies have succeeded, by means of increased efficiency and raising prices, in presenting good business results. In addition, there was a significant decline in the cost of the investments required for the transition to advanced technologies, a fact that is likely to contribute to the companies' financial ability.

Multi-channel television - In May 2006, an agreement was signed for merging of the activities of the cable companies, and in December 2006 a financing agreement was signed between the merged company and seven banks, including Leumi. On 31 December 2006, the actions required for the merger of the cable companies were completed and the financing agreement took effect (see the paragraph regarding the merger of the cable companies below for further details). It should be noted that there has been a return to and increase in competition levels between the companies active in this sector in the last two years.

The local authorities – As a result of a change in the parameters, a change has also been made in the risk rating system of the local authorities.
The Budgetary Principles (Amendment No. 31 and Temporary Provision) Law, 2004 (the "Amendment to the Law") came into force on 17 June 2004.
The purpose of the Amendment to the Law, as declared by the government, was to enable local authorities in distress to carry out recovery programs under the supervision of an accompanying accountant and to that end to enjoy immunity from creditors for a limited period.
The Amendment to the Law restricts, for the entire period of the recovery program, the use of monies classified within the context of the recovery program as "recovery monies", and prevents the enforcement or creation of a charge, assignment or attachment of such monies throughout the recovery program period. The definition of "recovery monies" includes, *inter alia*, special allocations for that purpose from the State (which are not current allocations).
Since the Amendment to the Law impaired the signed agreements of the Bank with the Israeli government in respect of the debts and the arrangements made in the past with the local authorities sector and, as aforesaid, impaired the collateral that the Bank had received as security for this credit, the Bank's Management decided to freeze the extension of new credit to local authorities.
Following a consensus reached by the banks and the Ministry of Finance and the Ministry of the Interior, the Bank decided to renew the granting of credit at the beginning of 2005 to some of the local authorities on a selective basis.
As from August 2005, the financial supervision of the local authorities is undertaken by means of a new system of parameters operated in order to examine, *inter alia*, the Bank's share in the credit of each authority, its debt servicing ability and the period during which it can repay its debts to the Bank.

Private individuals

The private individuals sector relates to households. The acceleration in the growth rate in 2005 and in particular the increase in real terms of some 2.0% in per capita private consumption reflect a continuation of the trend that prevailed in 2004, which is also based upon positive expectations for an improvement in the households' position. The improvement in the background conditions, such as the low real interest rate as compared with previous years, the real increase in salaries and the declining trend towards a decline in the unemployment rate, support the expansion of demand for credit on the part of this sector of the economy.

Housing mortgage loans

In 2006, a decrease was recorded in the granting of housing loans to the public by the mortgage banks, reaching an amount of some NIS 22.3 billion, compared with some NIS 23.0 billion in 2005, a decrease of some 3.0%. Building starts in 2006 were at a similar level to that of 2005. The number of transactions executed in 2006 (January to November) was some 77,000, and constitutes an increase of some 2%, as compared with 2005.
However, it would appear that recovery was focused on exclusive areas of demand in which the rate of financing by means of own funds is higher than in comparison with peripheral areas, which are more dependent on external financing and in which a sharp decline in the volume of activity was recorded.

Following is further data on total credit.

The following table sets out the spread of credit to the public* and off-balance sheet credit risk according to the size of the credit to a single borrower:

		31 December 2006		
Credit Ceiling in NIS thousands		**Percentage of total number of borrowers**	**Percentage of total balance sheet credit**	**Percentage of total off-balance sheet credit**
From	To		%	
0	80	**83.4**	**6.4**	**14.4**
80	600	**15.0**	**20.1**	**12.7**
600	1,200	**0.8**	**4.7**	**2.3**
1,200	2,000	**0.2**	**2.5**	**1.4**
2,000	8,000	**0.4**	**8.9**	**5.8**
8,000	20,000	**0.1**	**9.1**	**7.2**
20,000	40,000	**0.05**	**8.8**	**9.0**
40,000	200,000	**0.04**	**19.1**	**24.7**
200,000	800,000	**0.01****	**15.9**	**14.9**
Above 800,000		**0.0*****	**4.5**	**7.6**
Total		**100.0**	**100.0**	**100.0**

		31 December 2005		
Credit Ceiling in NIS thousands		Percentage of total number of borrowers	Percentage of total balance sheet credit	Percentage of total off-balance sheet credit
From	To		%	
0	80	83.0	5.9	14.1
80	600	15.4	19.5	12.7
600	1,200	0.8	4.3	2.1
1,200	2,000	0.2	2.4	1.3
2,000	8,000	0.4	8.7	5.7
8,000	20,000	0.1	8.8	6.8
20,000	40,000	0.06	8.8	8.3
40,000	200,000	0.04	18.9	24.0
200,000	800,000	0.01**	16.9	16.4
Above 800,000		0.0***	5.8	8.6
Total		100.0	100.0	100.0

* After deducting the specific provisions for doubtful debts.

** In 2006 - 120 borrowers and in 2005 - 122 borrowers

*** In 2006 - 12 borrowers and in 2005 - 12 borrowers.

See Note 4 F to the Financial Statements for further details about the spread of credit according to size.

The obligations of the six largest groups of borrowers represented 10.4% of total credit risk at 31 December 2006 and 111.6% of the capital calculated for the limitation on the six largest groups of borrowers (the limit was 135% of the capital until 31 December 2006).

In February 2007, the Supervisor of Banks confirmed that the limit of the total obligations of the six largest borrowers and the largest group of borrowers will be 150% of the Bank's capital, subject to:

1. The limit of the obligation of a group of borrowers does not exceed 25% of the Bank's capital.

2. The limits are to be adopted in the Bank's credit policy and approved by the Board of Directors.
3. The Bank will not be entitled to readopt the previous limits.

Problem Loans

The following table sets out a summary of data on the overall problem credit risk (6) including credit to the public at the Group's responsibility, less specific provisions for doubtful debts:

	2006	2005
	(NIS millions)	
Problem Loans(1)		
Non-performing	**2,519**	2,431
Restructured (2)	**1,179**	985
To be restructured (3)	**134**	1,070
In temporary arrears	**658**	698
Under special supervision*	**13,548**	12,320
Total balance sheet credit to problem borrowers (1)	**18,038**	17,504
Off-balance sheet credit risk to problem borrowers (1) (5)*	**2,410**	2,031
Debentures of problem borrowers	**15**	-
Other assets in respect of derivatives of problem borrowers	**23**	154
Total overall credit risk in respect of problem borrowers(1)	**20,486**	19,689
Assets received in respect of repaid credit	**606**	24
*Of which: debts for which there is a specific provision (4)	**5,484**	6,936
*Of which: credit for housing for which there is a provision according to the extent of the arrears	**830**	646

(1) Not including problem loans that are covered by collateral that is permitted to be deducted for the purpose of restrictions on the obligations of a borrower and a group of borrowers (Proper Banking Management Directive No. 313).
(2) Credit that was restructured during the course of the current year and also credit that was restructured in previous years with a waiver of income.
(3) Credit to borrowers in respect of whom there is a decision of the banking corporation's management for a restructure, but the restructure has not yet been implemented.
(4) Apart from credit for housing in respect of which there is a provision in accordance with the extent of the arrears.
(5) As calculated for the purposes of limits on the obligations of a borrower and a group of borrowers, except for guarantees given by a borrower to secure an obligation of a third party.
(6) Credit to problem borrowers as detailed in the disclosure format.

The large amount of problem loans, mainly at the Bank, is the result of the extended slowdown in activity in the economy during the years 2001 to 2003 and its negative impact on borrowers and their repayment ability. As a result, increased monitoring and supervision of these borrowers is required.
The increase in the scope of problem loans was by 4.0% and there was an increase of 3.6% in non-performing debts as compared with 2005. On neutralizing the effect of Proper Banking Management Directive 325, as detailed below, there was a decrease in the scope of problem loans of 14.1%.

There was an increase of 10.0% in debts under special supervision. Classified in this group are debts in respect of which, according to the Bank of Israel's definitions, the Bank's Management considers it necessary to intensify monitoring and supervision, but does not anticipate credit losses in respect thereof, and also the balance of the obligations of borrowers, another part of which has been defined as a problem loan under another classification ("resultant"). The sum of some NIS 5.3 billion out of the debts under special supervision is resultant and some NIS 8.3 billion is in accordance with decisions of Management.

The increase in the volume of problem loans arises mainly from the implementation of Proper Banking Management Directive 325 "Management of Current Account Credit Lines". Pursuant to the above Directive, and to clarifications of the Supervisor of Banks, the Bank is required to classify excesses over approved credit lines (where excesses are above NIS 1,000) as a non-performing loan, if the Bank charges the customer excess interest, while the credit line and the remainder of the customer's credit must be classified as a debt under special supervision, without regard to existing collateral or the customer's repayment ability. The effect of the said Directive has been to increase non-performing loans by NIS 119 million, and debts under special supervision by NIS 3,460 million, and as a result also to increase the additional provision by NIS 12 million.

The aggregate balance of the general provision and the additional provision for doubtful debts (according to risk characteristics defined by the Supervisor of Banks) at the Bank and its consolidated companies amounted to some NIS 1,024 million at the end of 2006 (constituting some 0.37% of total credit risks), compared with NIS 1,040 million at the end of 2005 (some 0.39% of total credit risks.)

See Note 4 to the Financial Statements and Exhibit E to the Management Review for further details on problem loans.

Agreement regarding Tower

On 24 August 2006, the banks signed an agreement with Tower Semiconductor Ltd., pursuant to a memorandum of understanding signed in May 2006. Pursuant to this agreement, the Bank converted a debt of US$ 79 million into some US$ 39.5 million convertible capital notes according to the ratio of US$ 2 of debt to US$1 convertible capital note. According to the calculation, the capital notes represent a holding of some 12.79% of the shares of the company (some 9.96% of the shares of the company on full dilution). Furthermore, a reorganization of the loans was carried out, so that their repayment will commence in 2009, with a corresponding reduction in the interest payment. In parallel, The Israel Corporation invested an amount of US$ 100 million in convertible capital notes. The restructuring of the company's loans had no material affect on the Bank's Financial Statements.

The Merger of the Cable Companies

In May 2006 an agreement was signed to merge the activities of the cable companies, and on 31 December 2006 the actions required for execution of the merger were completed. Pursuant to the merger agreement, Matav Telecommunication Systems Ltd. (the "Merged Company") purchased the activities of the other companies (either by way of asset purchase or acquisition of shares) in the broadcasting (multi-channel television) and national internal carrier (telephony and internet infrastructure) fields, in exchange for taking-over obligations and/or the allotment of shares in the Merged Company. As part of the completion of the merger, and against the debts of one of the cable companies, the Bank and other banks received shares in the Merged Company in the amount of some 28.5%, with the Bank holding some 15.3% of the shares of the Merged Company. Each bank holds its shares separately from the others. In addition, as part of the completion of the merger transaction, a right of first refusal agreement came into effect between the Bank and the other shareholders of the Company.

In parallel to completion of the merger transaction, a credit agreement signed between the Merged Company and a wholly owned subsidiary thereof, and a consortium of banks (including the Bank) came into effect, both for the purposes of financing the bank debt of the company as it stood following completion of the merger, and for the provision of credit for the execution of future investments in the company's areas of activities.

The procedure detailed above did not have a material affect on the Bank's Financial Statements.

Credit to Governments as at 31 December 2006 totaled NIS 1,020 million, an increase of NIS 172 million (20.3%) as compared with 31 December 2005. The increase derives from a credit assignment of a government company in the amount of NIS 234 million.

Securities

Securities as at 31 December 2006 amounted to NIS 46,375 million, a decrease of NIS 1,450 million, or 3.0% compared with 31 December 2005, mainly as a result of the decrease of NIS 4,736 million in the investment in unlinked shekel denominated securities and from the effect of changes in the exchange rate of the shekel, which were offset by the increase in investments in CPI-linked securities and in shares.

Securities are classified into three categories: securities for trading, securities available for sale and debentures held to maturity.
Securities for trading are presented in the balance sheet at fair value and the difference between the fair value and the adjusted cost is charged to the profit and loss statement, and available for sale securities are presented at fair value, where the difference between fair value and adjusted cost is presented as a separate item in shareholders' equity less the related tax. Debentures held to maturity are presented at adjusted cost.

As at 31 December 2006, some 79.4% of the Group's nostro portfolio was classified as securities available for sale and some 15.1% as securities for trading, providing a high level of liquidity and flexibility of management to the securities portfolio. Some 9.1% of the value of the securities is investments in shares of companies that are not presented on the equity basis, but according to cost or to the market value of the shares traded on the Stock Exchange.

As from 4 September 2006, the banks began operating as market makers in the "Shahar" debenture market. The trading portfolio as at 31 December 2006 included a balance of NIS 404 million, arising from the Bank's activities as a market maker. The volume of transactions during the fourth quarter of 2006 amounted to some NIS 23 billion.

The following table sets out the classification of the securities item in the consolidated balance sheet as at 31 December 2006 in accordance with the above-mentioned rules:

	31 December 2006				
	Adjusted cost	**Unrealized gains from adjustments to fair value**	**Unrealized losses from adjustments to fair value**	**Fair value**	**Balance sheet value**
	NIS millions				
Debentures					
Held to maturity	2,528	48	(10)	2,566	2,528
Available for sale	32,628	282	(259)	32,651	32,651
For trading	6,875	98	(9)	6,964	6,964
Shares and Mutual Funds					
Available for sale	3,220	981	(2)	4,199	4,199
For trading	34	-	(1)	33	33
Total Securities	45,285	1,409	(281)	46,413	46,375

	31 December 2005				
	Adjusted cost	Unrealized gains from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance sheet value
	NIS millions				
Debentures					
Held to maturity	3,635	74	(12)	3,697	3,635
Available for sale	35,511	217	(303)	35,425	35,425
For trading	6,745	74	(14)	6,805	6,805
Shares and Mutual Funds					
Available for sale	1,426	237	(3)	1,660	1,660
For trading	293	10	(3)	300	300
Total Securities	47,610	612	(335)	47,887	47,825

In respect of the available for sale portfolio, adjustments for an increase in value amounting to NIS 876 million were charged to the capital fund in 2006 (mainly from shares – NIS 745 million, of which NIS 379 million - Migdal and NIS 124 million - Paz), compared with a decrease in value amounting to NIS 83 million in 2005. The accumulated capital fund totaled NIS 974 million, gross. In respect of debentures for trading, realized and unrealized profits amounting to NIS 73 million were recorded in the profit and loss statement in 2006, compared with NIS 13 million in 2005. Furthermore, net profits were recorded from the sale of debentures available for sale in the sum of NIS 29 million, compared with NIS 91 million in 2005.

The following table sets out details of the composition of investments in debentures according to linkage basis:

	31 December 2006			31 December 2005		
	Govt. of Israel	**Foreign govts.**	**Other companies**	Govt. of Israel	Foreign govts.	Other companies
	NIS millions					
Israeli Currency:						
Unlinked	**10,704**	**-**	**-**	15,440	-	-
CPI-linked	**4,116**	**-**	**1,215**	1,320	-	522
Foreign currency including foreign currency-linked	**393**	**9,033**	**16,682**	1,465	10,384	16,734
Total debentures	**15,213**	**9,033**	**17,897**	18,225	10,384	17,256

The Group's securities portfolio at the end of the year shows an increase in CPI-linked debentures and a decrease in unlinked and foreign currency debentures. Some 62.0% of the portfolio is invested in foreign currency debentures and foreign currency-linked debentures.

In 2006 there was an increase of some NIS 641 million (4%) in investments of the Group in debentures of companies, mainly in foreign currency debentures outside of Israel.

See Note 3 to the Financial Statements for further details.

The following table sets out details of the Group's activities in debentures:

	2006	2005
	NIS millions	
Debentures which reached maturity and/or were sold (held to maturity and available for sale)	**27,138**	14,118
Purchases of debentures (held to maturity and available for sale)	**23,582**	17,796
Profit, net, from investments in debentures:		
- Interest income on an accumulative basis	**417**	3,101
- Profit, net, from the sale of debentures (available for sale)	**29**	91
- Profit realized and/or unrealized from adjustment to fair value of debentures for trading	**73**	13

The Bank is a member of the Stock Exchange Clearing House Ltd and the Maof Clearing House Ltd. The Bank (like all other Maof Clearing House members) pledges securities from the nostro to secure its customers' activities, the nostro activities and its part of the risks fund. The pledge also secures amounts due in respect of obligations of the other members of the risks fund, if the pledge provided by another member is not sufficient to cover all his obligations and in proportion with the relevant share of each of the members of the fund, up to the lower of the amount of the collateral provided or the amount of the sums due to the Maof Clearing House. As at 31 December 2006, the Bank had pledged debentures having a value of NIS 1,736 million to the Maof Clearing House.

A similar collateral arrangement exists with the Stock Exchange Clearing House. The total value of debentures pledged by the Bank to the Stock Exchange Clearing House as at 31 December 2006 was NIS 103 million.

On 17 August 2005, the Bank signed a debenture in favor of the Bank of Israel as security for the credit that the Bank has received or will receive from the Bank of Israel. As collateral for the debenture, the Bank created a floating charge in favor of the Bank of Israel on its inventory of Makam, Gilon, Shahar and Galil type debentures, up to the amount of NIS 5.0 billion. On 20 February 2007, the Bank signed an amendment to the debenture, and increased the charge to NIS 8.0 billion.

As at 31 December 2006, there was no credit to the Bank from the Bank of Israel, while the balance of the Bank's deposits with the Bank of Israel amounted to the sum of NIS 3.7 billion.

The following table sets out the principal investments in shares of non-banking companies recorded in the securities item*:

	The Bank's share on consolidated basis in the paid up capital giving the right to receive profits		**Value of the investment in the consolidated balance sheet**	
	31 December 2006	31 December 2005	**31 December 2006**	31 December 2005
	%		NIS millions	
Paz Oil Co. Ltd	**15.68**	19.0	**624**	379
Migdal Insurance and Financial Holdings Ltd.	**9.89**	-	**619**	-
Gibor Sport Ltd.	**4.32**	4.32	**3**	7
Africa Israel Properties Ltd.	**5.0**	5.0	**107**	86
Cellcom Israel Ltd.	**5.0**	-	**312**	-

* See page 133 for details of non-banking investments presented on the equity basis.

Pursuant to a July 2003 directive of the Supervisor of Banks, the classification of the credit of a certain customer, which was given in order to finance the acquisition of shares in the communications sector, was changed from credit to the public to the securities item. The market value of the said shares as recorded in the shares available for sale item as at 31 December 2006 was NIS 761 million. Adjustments to market value in the some of NIS 110 million were credited to the capital fund in 2006 in respect of these shares and the aggregate balance as at the end of 2006 amounted to NIS 259 million. Total dividends received for debt reduction amounted to NIS 67 million.

On 29 May 2006, Leumi & Co. Investment House Ltd. purchased 5% pf the share capital of Cellcom Israel Ltd. from Discount Investment Corporation Ltd. for an aggregate consideration of NIS 328 million.

Union Bank

On 17 November 2003, an agreement was signed between the Bank, Sherodar Assets Ltd. and Yishayahu Landau Holdings (1993) Ltd. for the extension of the put option and of the call option that was granted in an agreement dated 18 November 1999, in respect of the balance of the shares in Union Bank that are held by the Bank, for a period ending on 17 November 2010.

For further details in respect of the abovementioned agreement see Note 18 N (2) to the Financial Statements.

As at 31 December 2006, the Bank held 7.69% of Union Bank's shares.

Paz Oil Company Ltd.

On 27 September 2006, Leumi Real Holdings Ltd. increased its investments in Paz Oil Company Ltd ("Paz") by US$ 19 million. In November a prospectus for a public offering was published by Paz, under which it issued 2,130,000 ordinary shares of NIS 5 par value and 266,250 options (Series 1). Leumi Real Holdings purchased, by way of a private placement, shares and options in the monetary amount of NIS 39.4 million. Following the issue, Leumi's holding fell from 19.0% to 15.68% (fully diluted – 15.22%). In January 2007, two directors of Paz were appointed by Leumi, constituting 20% of the directors.

Fixed Assets and Installations

Buildings and Equipment - the cost after depreciation of buildings and equipment as at 31 December 2006 amounted to NIS 3,056 million, compared with NIS 2,843 million as at 31 December 2005.

The investments in buildings and equipment as at 31 December 2006 are as follows:

	Cost	Accumulated Depreciation	Balance for Depreciation	
			31 December 2006	31 December 2005
	NIS millions			
Buildings and land	**3,068**	**1,520**	**1,548**	1,487
Equipment, furnishings and vehicles	**5,900**	**4,392**	**1,508**	1,356
Total	**8,968**	**5,912**	**3,056**	2,843

The land and equipment are used mainly for the activities of the Group. Buildings that are not used by the Group and are leased to non-Group parties are included in the consolidated balance sheet and amounted to NIS 18 million as at 31 December 2006.

The majority of the structures in which the business of the Group is conducted in Israel are owned by the Bank or by subsidiaries. Most of the properties in which the business of the Group is conducted abroad are leased.

Real estate assets of the Bank are owned by the Bank, Binyanei Bank Ltd. and Lyn City Center Ltd. (wholly-owned subsidiaries of the Bank). 241 properties are owned by the Group, of which 128 are branches and archives and 21 are head office buildings. Total property under ownership, of an area of some 257,000 sq.m., is divided into branches - some 86,354 sq.m., head office buildings - some 41,324 sq.m. and the balance is divided amongst offices in use by subsidiaries, a logistical center, plots, vacant properties etc. Vacant properties designated for sale constituted 879 sq.m. and are presented according to the lower of depreciated cost or realization value.

Investment in buildings in 2006 totaled NIS 69 million as against NIS 60 million in 2005.
In addition to property under ownership of the Bank, the Bank leases 160 properties under unrestricted leases and 11 properties under protected leases. Total property leased constitutes some 57,339 sq.m.

"Keshev" – "The Yitzhak Rabin Bank Leumi Service Center". "Matam" – the computer, information systems and administration service center of the Bank is located in Lod, within a facility comprising a total area of 78.8 dunams. The facility was purchased by Binyanei Bank Ltd. The Bank leases the property from Binyanei Bank and pays a monthly rental of NIS 1.77 million including VAT (as at 31 December 2006).

Bank Leumi's mainframe computers are products of IBM, part of the Z Series range. The power measurement unit for these computers is "mips", the meaning of which is the number of instructions (in millions) the computer is capable of performing per second. Two model Z Series computers operate at Keshev for use by the production systems: a primary computer with an operating power of some 4,720 mips and a second computer with an operating power of 429 mips. The secondary production computer is expandable to a capacity of 3,806 mips for internal back-up purposes in the Keshev facility.
One computer, with an operating power of some 1,600 mips, operates at the Tel Aviv facility, and serves as the development and testing environment. This computer is expandable to a capacity of some 4,637 mips in emergency situations where the Keshev facility ceases to operate.
The storage network of the Bank for use with the decentralized systems is based on central storage packages of IBM and XIV. The switching units are products of Cisco. The storage volume is some 185 TB. The storage volume of the mainframe computer environment is some 34 TB.
The tapes cartridge system layout is based on IBM automatic libraries – two at the Keshev facility and two at the Tel Aviv facility.
The server layout is made up of products of IBM, Sun and HP. There are some 1,100 servers in the production layout. The vast majority are based on the Windows operating system, with a minor portion being based on the Unix operating system.

In December 2006, there were 1,368 employees at Matam, of whom 315 are managerial staff and 1,053 are clerical staff. In addition, there are 872 people employed through outsourcing, of whom 145 are included in Matam's workforce and the rest are outside consultants.

The Bank has a database of historical data stored in two IBM optical libraries with a storage capacity of 700 GB (10^9 information characters). Approximately half the optical disks are stored at Keshev and half at the Tel Aviv backup facility.

Leumi has a very advanced communications network for data and voice communication, with high-speed data transfer. The communications network is highly resilient, as is the whole of the Bank's computer network.

Leumi's branches are computerized and connected on-line to the Bank's computer center at Keshev. Some 320 servers and some 7,000 work-stations, mostly PC-based, have been installed in the branches. There are 283 modern automatic teller machines and some 517 self-service "Leumi Information" stations (320 stations in the branches and 197 external information stations in the walls of branches) at the service of customers. At head office and district management units there are 7,000 personal computers connected in local area networks, with the capability of communicating directly with the computer center and separate external internet connection.

Information security at Leumi is based on the principle of banking secrecy and various laws and directives, namely the provisions of the Protection of Privacy Law and related regulations, the provisions of the Computers Law, directives of the Bank of Israel, including Information Technology Management Directive 357, and accepted standards of information security.

Based on these directives, extensive activity is undertaken in defining organizational information security policy, structuring work programs for the implementation of supervision and information security mechanisms, establishing systems and integration of information security management, planning and execution of information security controls including the preparation of guidelines.

The operations and computer layout of the subsidiaries in Israel and abroad are based on independent systems, with the managements and boards of directors of those companies having professional and administrative responsibility. Within the context of a multi-year program, the Bank is upgrading the systems at the overseas subsidiaries to a uniform computerized banking system. In the first half of 2006, the computer system at Leumi Panama was upgraded.

The computer systems of the Israeli subsidiaries are connected to the Bank's central computer in Israel.

The computer center of Leumi Mortgage Bank is located outside of its offices, and is operated by means of outsourcing by IBM (whose credibility, financial strength and expertise were examined by Leumi Mortgage Bank's management). This center has a backup facility located separately from the computer center, which is operated and maintained by IBM. The computer center is connected by communication systems to Leumi Mortgage Bank Headquarters and to the Bank's computer center at Keshev.

The overseas subsidiaries are connected to each other and to the Bank in Israel via a private communication network. This system is used for voice messages as well as for transmitting encrypted data in a secured manner. The Bank invests in maintaining and developing Internet sites for the Bank's overseas subsidiaries based on the infrastructure which serves the Bank's central site. During 2006 the Bank invested in expanding the internet communications infrastructure system at Bank Leumi USA to enable the hosting of the internet banking site, the secured transmission of electronic mail, and the hook-up of representative offices to the internet system. During 2007 a project is planned to upgrade the Bank's international communications network for the Bank's European subsidiaries and its representative offices. In addition, the technological infrastructure was upgraded and integrated with advanced operational systems for improvement of management information and customer service.

Bank Leumi USA has outsourcing agreements with a number of US companies regarding the information systems used for the management of its business, including for the management of various kinds of accounts for customers, granting credit, investment related services and more. These information systems are maintained by the said companies, and managed pursuant to the SAS-70 reporting directive.

In 2006, the Group invested some NIS 562 million in equipment, as compared with NIS 574 million in 2005. The budget was adapted to support the strategic goals as defined by the Bank's Management and also for the operating requirements for the banking of the future. The projects that were carried out in 2006 were designed for the benefit of the customers, to increase their satisfaction, reinforce their loyalty and to prevent their leaving. The major investment in 2006 (similar to 2005) is focused on the following spheres: distribution network (with the aim of increasing the shift to direct channels), Leumi Call, the Hermesh project, improving the "customer experience" and compliance with regulation directives. Furthermore, two projects were continued: upgrading and improving the internet system (Kochav project) and a dealing room project for the replacement of the core of the foreign currency transaction systems.

Against the background of various requirements of the authorities (Bank of Israel, Ministry of Finance etc.) for execution of various directives, the Bank incurred computer-related expenses estimated at some NIS 107.5 million in 2006 (some NIS 88 million in 2005). The principal subjects were pension counseling, tax reform, payments and clearing systems (RTGS) and the information technology directives.

For details, see page 45 above.

The increase in investments in buildings and equipment is intended for the adaptation of the logistical infrastructure and deployment of the Bank's branches to the expansion that has occurred in business activity, and to the operational needs of modern banking.

Matam has been certified as being in compliance with the ISO 9000 quality control standard for software. According to data of the Standards Institute of Israel, Matam was the first information systems entity in the Israeli banking system to be certified, and one of the largest software entities in Israel operating under the standard, a fact that contributes to the development of high quality systems and products for customers. The certification of Matam includes the development center, the functioning of the operations centers, the communications infrastructure and the property and procurement section.

The Bank and its subsidiaries are implementing Standard No. 15 of the Accounting Standards Board, which prescribes the treatment of a decline in the value of assets. In 2006, the said implementation had no impact on the Financial Statements.

See Note 7 to the Financial Statements for further details.

Intangible Assets

1. The Bank is the sole proprietor of the "Leumi" mark, and accompanying design logo, in the banking and financing services field in Israel.

   In addition, the Group makes use of the names of companies and their logos for the purposes of its activities, and the names of services and products, some of which are registered as trade marks and service marks.

2. The Group has registered data bases in which information is stored, *inter alia*, regarding customers, suppliers and employees of Leumi. Advanced technological means designed to secure customer transactions and business transactions of the Bank are used, while reducing the risks arising from the use of the information systems.

3. The Group holds various intellectual property rights and user rights in various computer programs and information systems for the purposes of managing its business, including for the provision of services to customers.

Operational Segments in the Group

This chapter describes the business developments according to operational segments.

See pages 17-21 for a description of the methodology of the operational segments.

The following table sets out principal data according to operational segments of the principal balance sheet items as at 31 December:

	Credit to the Public			Deposits of the Public			Total Assets		
Segments	2006	2005	Change	2006	2005	Change	2006	2005	Change
	NIS millions		%	NIS millions		%	NIS millions		%
Households	**51,999**	50,459	3.1	**115,437**	112,881	2.3	**52,406**	50,673	3.4
Small businesses	**13,891**	12,053	15.2	**11,795**	8,874	32.9	**14,504**	12,081	20.1
Corporate banking	**51,276**	57,360	(10.6)	**27,860**	28,616	(2.6)	**54,480**	60,146	(9.4)
Commercial banking	**38,324**	32,350	18.5	**27,370**	23,227	17.8	**42,960**	35,778	20.1
Construction and real estate	**22,501**	24,490	(8.1)	**3,136**	3,150	(0.4)	**22,705**	24,894	(8.8)
Private banking	**4,364**	4,678	(6.7)	**36,555**	35,008	4.4	**7,740**	8,106	(4.5)
Financial management and others	**1,445**	1,234	17.1	**9,670**	10,072	(4.0)	**95,546**	86,184	9.7
Total	**183,800**	182,624	0.6	**231,823**	221,828	4.5	**289,341**	277,862	4.1

The following table sets out principal data according to operational segments of the off-balance sheet items and data of the capital market customers' balances:

	Guarantees and Documentary Credit			Securities Portfolio including Mutual Funds			Provident Funds and Supplementary Training Funds		
Segments	2006	2005	Change	2006	2005	Change	2006	2005	Change
	NIS millions		%	NIS millions		%	NIS millions		%
Households	**594**	555	7.0	**69,625**	64,046	8.7	**34,836**	26,750	30.6
Small businesses	**977**	886	10.3	**4,388**	3,047	44.0	**2,916**	3,692	(21.0)
Corporate banking	**9,793**	8,340	17.4	**60,250**	47,687	26.3	**627**	3,752	(83.3)
Commercial banking	**5,521**	4,684	17.9	**69,258**	49,287	40.5	**1,208**	2,686	(55.0)
Construction and real estate	**8,933**	8,684	2.9	**13,531**	9,525	42.1	**56**	166	(66.3)
Private banking	**740**	597	24.0	**64,245**	63,545	1.1	**645**	567	13.8
Financial management and others	**570**	525	8.6	**72,433**	74,608	(2.9)	**11,318**	9,032	25.3
Total	**27,128**	24,271	11.8	**353,730**	311,745	13.5	**51,706**	46,645	10.9

The decrease in provident funds in the segments: small businesses, corporate, commercial, construction and real estate, arises from the attribution of provident funds held by employers for the benefit of employees, without amending the 2005 data.

The following table sets out the net profit and the operating profit according to operational segments:

	Net profit on neutralizing special salary expenses			Operating profit on neutralizing special salary expenses*		
	2006	2005	Change	**2006**	2005	Change
Segment	NIS millions		%	NIS millions		%
Households**	**1,505**	497	202.8	**378**	497	(23.9)
Small businesses	**217**	171	26.9	**163**	171	(4.7)
Corporate banking	**624**	231	170.1	**592**	231	156.3
Commercial banking	**493**	337	46.3	**419**	337	24.3
Construction and real estate	**226**	251	(10.0)	**225**	251	(10.4)
Private banking	**180**	45	300.0	**104**	45	131.1
Financial management and others**	**911**	688	32.4	**195**	611	(68.1)
Total	**4,156**	2,220	87.2	**2,076**	2,143	(3.1)

* On neutralizing special salary expenses, as detailed on page 62 above.

** The extraordinary profit, which derives from the sale of the activities of Psagot-Ofek, Leumi-Pia and some of the provident funds has been attributed to each activity segment in accordance with the segment's share of the income from mutual funds and/or provident funds. Some 54.2 % of the profit, NIS 1,127 million has been attributed to the households segment. Extraordinary profit in the amount of NIS 718 million on the sale of Africa Israel and Migdal Holdings has been attributed to the financial management segment.

See Note 28 to the Financial Statements for further details.

Return on Equity According to Operational Segments

In accordance with the directives of the Bank of Israel, it was determined that the return on the equity allotted to each segment should be calculated.

Tier I capital of the Group has been allocated among the segments according to their relative portion of all the risk assets of the Group.

The operational segments have been credited with income in respect of the capital allocated to the segment, according to its share of the risk assets and at a price that reflects a risk free return.

The calculations of the return on equity include the ratio between the net profit of each of the segments and the shareholders' equity allocated to the segment. The shareholders' equity allocated to the segment includes: the segment's relative share of the Tier I capital according to the segment's share of the risk assets.

The following table sets out the return of the net profit on equity according to activity segments, calculated as described above:

	Return on equity as a % of the net profit			Return on equity as a % of the operating profit		
	2006	2005	**2006 on neutralization ***	**2006**	2005	**2006 on neutralization ***
Segment						
Households	**39.5**	15.6	**47.5**	**3.9**	15.6	**11.9**
Small businesses	**21.4**	24.1	**28.7**	**14.3**	24.1	**21.5**
Corporate banking	**13.5**	5.3	**14.1**	**12.8**	5.3	**13.4**
Commercial banking	**17.3**	14.6	**19.3**	**14.4**	14.6	**16.4**
Construction and real estate	**9.9**	11.3	**10.2**	**9.8**	11.3	**10.2**
Private banking	**46.3**	12.6	**52.1**	**24.3**	12.6	**30.1**
Financial management	**33.6**	33.4	**43.1**	**-**	29.3	**9.5**
others	**(2.6)**	11.7	**(2.1)**	**(2.1)**	11.4	**(1.7)**

* On neutralizing special salary expenses

The principal characteristics of the above operational segments and their business activities as detailed above are as follows:

(For the criteria for classification of customers according to operational segments, see pages 18-19.)
For further details regarding activities of major subsidiaries and affiliates, see page 146 below.
A breakdown of the results of the operational segments is presented in Note 28 to the Financial Statements.

1. The Households Segment

General

Household segment banking provides a range of financial services and products to private customers, in accordance with varying needs while segmenting customers according to demographics, place of residence, employment, financial characteristics and stages of life, from which the financial needs of customers are deduced.

Strategic Objectives

The following information is "forward-looking information". For the meaning of this term, see pages 46-47.

The strategic objectives of the household banking segment are to increase profitability by enlarging the customer base and expanding the activities of existing customers while placing emphasis on the provision of efficient service that is adapted to their needs.

The emphases in the households segment business line are:

- Systematic and continual focusing on the improvement of the **level of service** to the customer by upgrading the skills of employees, measuring and controlling work procedures and interfacing with the customer.
- **Expanding the availability of service to customers** by increasing the number of branches and adapting them to future banking needs, while integrating advanced automatic instruments, and adapting them to various customer needs.

- **Expanding the channels of direct marketing**: advanced telephone and internet services and instruments for self-execution of financial activities.
- **Developing financial products and services** the provision of professional and objective counseling services in all investment fields and their expansion following receipt of the necessary approvals (also in the pension field), adapted to the needs of customers while using data mining (CRM, DWH) and analytical models to analyze and forecast the customer's financial activities and needs.
- Systematic information based **initiative** aimed towards customers in every operational segment: investments, consumer and commercial credit and current account services, improving the level of service in order to increase customer satisfaction and loyalty by means of creating advantages for groups of customers by providing differential service.
- **Cooperation with companies in the Group** such as Leumi Mortgage Bank and Leumi Card, in order to exploit the Group's ability to provide all-inclusive banking solutions for the customer.

Pension Counseling

Following legislation passed in August 2005 implementing the reform in the capital market, the Bank has been making preparations for the receipt of a license from the Supervisor of the Capital Market, Insurance and Savings, to engage in pension counseling.

The Bank intends to commence pension counseling activities in 2007, subject to the receipt of the said license.

The Bank has filed an application with the Supervisor of the Capital Market for a pension counseling license. Negotiations are being held between the Bank and the Supervisor in connection with the application and differences of opinion exist with regard to the scope of the license that the Supervisor is prepared to grant the Bank.

As a pre-condition for receipt of the license, the banking activities have to be adapted to new business environment, and the Bank has already made preparations for this during the course of 2006, as follows:

Structural adaptation – as part of the implementation of the reform, Leumi was required to sell its holdings in mutual fund management companies and the provident fund management companies and to reduce its holdings in additional companies such as insurance companies. See pages 163-164 and Note 31 with regard to the sales executed by the Bank.

Recruiting and training manpower – the Bank is training investment counselors as pension counselors, and is recruiting and training pension counselors for the branches and districts. The Bank has trained and recruited some 500 employees as pension counselors.

Computerized preparation – the Bank is developing a computer system that supports the provision of counseling services, which will assist the pension counselors in advising customers in respect of investment in pension products suited to their particulars, needs and preferences. The Bank is preparing to set up two-way interfaces with institutional bodies that manage pension products, for the purpose of transferring information and execution of ongoing transactions.

The preparation of procedures and work routines - work procedures are being written and adapted to the new business environment and work routines are being developed for pension counselors, to ensure the existence of correct work processes.

The Bank has signed distribution agreements with a number of institutional bodies and managers of pension products, in connection with the pension products under their management, and it is conducting negotiations for the signing of distribution agreements with further institutional bodies. The Bank has invested some NIS 105 million towards these preparations.

Structure of the Segment

Household banking categorizes customers into segments according to their characteristics, needs, preferences and contribution to profitability and develops services, products and distribution channels for them according to this segmentation. The service is provided through various distribution channels: 204 branches (including the branches of the Arab Israel Bank Ltd.), spread throughout the country and organized into eight districts on a geographical basis and by means of technological/ direct distribution channels, such as the Leumi Call center, the internet, Leumi information terminals and more.

Service to customers in branches is provided by banking teams divided into customer segments. These teams combine all aspects of service to the customer, and specialize in treatment according to their characteristics and needs.

Service to these customers is multi-channel and is provided both by means of a wide distribution of branches, the Leumi Call center and advanced internet solutions adapted to meet customers' needs.

Legislative Restrictions, Regulations and Special Constraints that apply to the Household Banking Segment

The Bank and the households segment in particular, operate within the context of laws, regulations and directives of authorities imposed on the banks by the Banking Supervision Department, the Israel Securities Authority, and the Supervisor of the Capital Market, Insurance and Savings and by the Antitrust General Director:

- Preparations for the reform in the capital market require that the household banking segment make preparations for the provision of integrated counseling – both with regard to the capital market and in the field of pensions and insurance, while developing analytical systems and advanced models for adapting financial products to specific customers.
- These changes require the bank to undertake massive recruitment and training of counselors for the pension field and to invest in the development of supporting information systems and new working procedures at the branches and headquarters.
- Preparations for implementation of the prohibition on deviation from credit lines (Proper Banking Management Directive 325) requires the signing up of all customers on new credit management terms and the adaptation of working procedures and customer service to the new requirements and to different practices in managing private and business current accounts.
- As from December 2005, the Bank has implemented the principles of the package deal for households. For details in respect of the proposed law that has been proposed by the Parliamentary Investigative Committee on Fees, see pages 41-42 above,

· See pages 39-45 for further details.

Changes in Markets in the Households Segment or in Customer Characteristics

In the last year there have been no material changes in the households segment in Israel. At the same time, the households segment is affected from time to time by changes in the demographic and the economic data for the population of the State, by changes in personal consumption and by customer savings characteristics.

Technological Changes that affect Banking in the Households Segment

The main technological changes that affect household banking are in the area of distribution channels. The trend that began in recent years of a transition to automatic direct channels is expected to continue in 2007 with an emphasis on telephone, cellular telephone and the internet and the adaptation of services to various customer characteristics. The segment is focused on improving and expanding the telephone service provided by the Leumi Call center, to which hundreds of thousands of customers, who perform most of their day-to-day activities in their accounts via the center, are connected.

An increase in internet activity, through which thousands of transactions are executed every day, is expected due to technological improvements, while adapting Leumi's sites to the different customer segments. Developments in the field of computers enable the collection of information on customer activity. Advanced tools enable data mining and data analysis for the development of products and services and for the adaptation of service to customers.

Critical Success Factors in the Household Banking Segment

Critical success factors for banking in the segment are:

- The distribution of service and sale points and their availability: expanding the branch distribution and adapting the opening hours to the region and population sector.
- Expanding the exposure and availability to customers of direct technological channels (internet and telephone) and geographical distribution (ATM machines).
- Quality: following rules through consistent and systematic documentation, together with increasingly stringent compliance with consumer laws and regulations in recent years.
- Efficiency: a continual examination of retail operating costs against the benefits derived therefrom, and reducing cross subsidization between the various activities and populations.
- Maintaining pro-active service in accordance with the needs and wishes of the customer.
- Preparations for the provision of pension and investment counseling services by making available appropriate manpower and technological support.

Barriers to Entry and Exit in Banking in the Households Segment

- The technological and physical infrastructure (branch distribution) and the quality of manpower are relative advantages of the household banking segment, and constitute an entry barrier for competitors. The importance of the technological infrastructure increases as the regulatory requirements increase.
- The investment required in physical and technological infrastructure constitutes a barrier to both entry and exit.
- The training of skilled human resources in the light of increasingly strict and continually changing regulation.
- The development of analytical ability for the effective adaptation of customer solutions based on information in respect of the history of the customer activity and of market behavior.

Alternatives to Banking Products and Services in the Households Segment

Following the reform in the capital market, the banks will be the main entity providing objective counseling to customers – both in the capital market and the pension field.
Current accounts can only be managed at banks. Other products and services can also be purchased outside of the banks. The following are the main alternatives:

Consumer credit	- Credit card companies, food retail chains, cellular companies, insurance companies
Deposits	- Insurance companies
Capital market	- Brokers, insurance companies, fund managers
Pensions	- Brokers, insurance companies, fund managers
Mortgages	- Contractors, building companies, insurance companies

Structure of Competition

The competition in this segment is in the entire banking system. In the households segment the competition is over the basic principles of success: the availability and correct usage of distribution channels, segmentation and understanding of customer needs and efficiency.

Some of the banks are taking aggressive marketing action, while making use of price strategy. Other banks have merged with their mortgage activities and are leveraging synergetic activities in order to expand potential customer bases for mortgages and the opening of current accounts as one.

In addition, competition has been developing in retail banking in recent years from financial and other bodies, and primarily from credit card companies – in the fields of consumer credit, mortgage banks, insurance companies, retail marketing chains and the cellular companies.
The competition is coming from bodies who are not subject to audit by the Bank of Israel or which are not audited at all and which are not placed under the restrictions that apply to the banks. The directives issued by the Supervisor of Banks, which make it easier for customers to move from bank to bank, are expected to increase the competition between the banks in this segment.

Products and Services of the Segment

As part of its overall service perception, Leumi has invested considerable resources in development and has reached a high degree of availability using multiple channels: the telephone, the internet and the branches, in order to afford the customers an interface with the Bank with regard to execution of transactions and receipt of information any time and anywhere.

In the credit field, Leumi leads with a product that enables customers to enjoy pre-approved loans via all the self-service channels, according to their characteristics and needs. Customers are offered various credit products, which are appropriate to their needs and the various stages of their lives.

In the investments field, Leumi offers a range of both single deposit and installment-based deposits and savings schemes, with various bases of linkage, for time periods that suit the customer and also a range of investment products including structured deposits in Israeli and foreign currency, savings schemes, provident funds and mutual funds.

Customers

Leumi is organized to offer its services, which have been adapted to suit the sector, to the following population groups: households with medium to low levels of wealth, customers with growth potential: young people, soldiers, students and new immigrants, pensioners and wealthy private customers whose main activities are in the investment field.

For further details see page 19.

Marketing and Distribution

The following information is "forward-looking information". For the meaning of this term, see pages 46-47.

Household banking is based on a countrywide distribution network, professional and skilled manpower and technological systems that enable the provision of efficient service to customers and measurement and control tools to Management. Leumi sees strategic importance in a broad distribution network. During 2006 eight new branches were opened and in the course of 2007 new branches are planned to service customers in the segment.

In addition, emphasis is placed on offering service via a multitude of channels, in an attempt to maintain a uniform customer experience and level of service. The principal distribution channels for the segment are the branch channels, while the direct channels (internet, Leumi Call and self-service machines) are experiencing a continuing trend of growth, both in carry out transactions and providing information. Use is also made of targeted direct mailing, advertising on internet sites in general and on the Bank's site in particular, and other media including newspapers and television.

Marketing activity is based on an advanced analytical information system that enables customer needs and behavior to be characterized, with a view to offering customers products and services that are suited to their needs.

Competition

The changes occurring in the structure of the banking groups and their ownerships will affect the retail markets and competition in general. These changes affect the distribution of the branches, strategic co-operation between banking groups and external bodies and changes in their ability to invest in infrastructures.
The Bank deals with competition through the use of its wide distribution advantages, professional and skilled manpower in the various banking fields and its data processing ability, which enable Leumi to initiate and to offer customers quality products and services.

Human Capital

In 2006 the average number of positions in the households segment amounted to 6,429, of which 1,392 were management positions.

Tenured employees, who have been trained for various positions in accordance with banking needs, are employed in the branches. In addition, external staff is employed in less sophisticated positions after also undergoing appropriate training.

Credit Cards

See from pages 138-142 below.

Mortgages - housing loans - concentrated in Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank"), through its representative offices throughout the country, operating at the Bank's offices (91 counters) and 10 separate offices.

During 2006 it was decided to make a change in Leumi Mortgage Bank's organizational structure.

Under the new structure, Leumi Mortgage Bank's activity is concentrated in a number of units, the heads of which report directly to the Chief Executive Officer of Leumi Mortgage Bank.
Instead of the 7 centers which operated until now, 5 districts have been set up across the country, on the basis of geographical spread, each of which is managed by a district manager, to whom the district management system reports, as well as a system of mortgage desks and the branches. In addition, within the context of the organizational change, the "banking department" ceased to operate in its format and the customer relations unit, which dealt with customers wishing to refinance loans, was also closed.

In addition, 2 new units were set up:

"Mashua" – Leumi Mortgage Bank's commercial and business center, into which the commercial department and the business center, through which funds from loans are transferred to customers, were consolidated.

The marketing department incorporates the customer service center, with a telephone call center that is intended to improve service to Leumi Mortgage Bank's existing borrowers and to provide a swift response to their requests. This center concentrates the handling of all customer referrals, which were previously handled by a number of entities in Leumi Mortgage Bank.

The volume of refinancing at Leumi Mortgage Bank decreased in 2006 and reached NIS 780 million, compared with NIS 3,852 million in 2005, which constituted some 43% of Leumi Mortgage Bank's performance.

The policy of the management of Leumi Mortgage Bank is to continue focusing activity in the loans for residential property purchase segment and the residential property collateral loan segment.

During 2006, Leumi Mortgage Bank granted new loans (excluding refinancing) in the amount of some NIS 5.3 billion, compared with some NIS 5.2 billion in 2005, an increase of some 2.3%.

In addition, included in these amounts is an amount of NIS 367 million of credit granted from designated deposits, the payment of which is conditional upon the degree of collection, compared with NIS 392 million in 2005.

Leumi Mortgage Bank's entire share of the credit portfolio in the system as at 31 December 2006, according to the Bank of Israel's activity report, was 26.0% in 2006, including contractors, compared with 26.2% in 2005.

The net profit in the mortgage sector amounted to NIS 71 million in 2006, compared with NIS 140 million in 2005, a decrease of NIS 69 million.

Net interest income and operating and other income increased by NIS 14 million, from NIS 525 million in 2005 to NIS 539 million in 2006.

The provision for doubtful debts increased from NIS 105 million in 2005 to NIS 190 million in 2006.

As from 1 January 2006, Leumi Mortgage Bank has been implementing the circular of the Bank of Israel, dealing with all matters related to the calculation of the provision for doubtful debts in respect of housing credit.

For further details, see above on pages 148-149 of the Report.

The effect of the implementation of the circular on the provision for doubtful debs at Leumi Mortgage Bank is a non-recurring addition in the amount of NIS 63.7 million in respect of adjustment of the opening balances for the year 2006.

Operating and other expenses increased from NIS 187 million in 2005 to NIS 208 million in 2006, primarily as a result of increased salary expenses. Tax provision expenses decreased and amounted to NIS 70 million, compared with NIS 93 million in 2005.

For further details on Leumi Mortgage Bank, see pages 148-149 of the Report

The following tables set out details of the operating results of the households segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	2006				
	NIS millions				
Profit (loss) from net interest income:					
From external sources	(2,454)	75	6	1,096	(1,277)
Inter-segmental	4,316	(17)	(5)	(693)	3,601
Operating and other income:					
From external sources	580	437	325	128	1,470
Inter-segmental	2	183	187	8	380
Total income	2,444	678	513	539	4,174
Provisions for doubtful debts	134	5	-	190	329
Operating and other expenses:					
To external sources	2,502	495	371	198	3,566
Inter-segmental	1	3	-	10	14
Operating profit (loss) before taxes	(193)	175	142	141	265
Tax provision (benefit)	(44)	58	58	70	142
Operating profit (loss) after taxes	(149)	117	84	71	123
Profit from extraordinary items after taxes	-	-	1,127	-	1,127
Net profit (loss)	(149)	117	1,211	71	1,250
% Return on equity					39.5%

Average balance of assets	12,027	5,828	104	33,362	51,321
Average balance of liabilities	107,634	42	-	12,998	120,674
Average balance of risk assets	10,331	5,570	106	27,395	43,402
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	60,471	-	60,471
Average balance of securities	-	-	35,918	-	35,918
Average balance of other assets under management	309	-	-	8,443	8,752
Margin from credit granting activities*	482	72	-	223	777
Margin from receipt of deposits *	1,275	-	-	77	1,352
Other	105	(14)	1	103	195
Total profit from net interest income	1,862	58	1	403	2,324
Balance of credit to the public	12,944	5,536	96	33,373	51,999
Balance of deposits of the public	107,324	6	-	8,107	115,437

* The margin is in practice the interest spread between the interest received from granting credit and the interest paid on raising of deposits, and the transfer prices that are set by the Finance Division. This comment relates to all of the operational segments.

Main Changes in the Scope of the Activity

Total credit to the public in the segment increased by 3.1%, with the major part of the increase being in banking credit and finance, by some NIS 1.9 billion, 16.7%, and some NIS 0.5 billion in mortgages, 1.6%. The balance of credit in the credit card field in 2005 was without offsetting a credit balance of NIS 1,744 million of credit card companies active as acquirers. On neutralizing the said amount, the rate of increase of credit in this field was 20.8%.

Total deposits of the public increased by 2.3%, primarily in banking and finance, which rose by NIS 3.2 billion.

With regard to the segment's securities portfolios, including mutual funds, there was an increase of some NIS 5.6 billion, at a rate of 8.7%.

There was an increase of 30.6% in the balances of provident and supplementary training funds managed by the segment.

Households Segment (cont.)

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	2005				
	NIS millions				
Profit (loss) from net interest income:					
From external sources	(2,604)	62	2	1,808	(732)
Inter-segmental	4,188	1	(2)	(1,425)	2,762
Operating and other income:					
From external sources	593	324	278	133	1,328
Inter-segmental	4	160	345	9	518
Total income	2,181	547	623	525	3,876
Provisions for doubtful debts	70	2	-	105	177
Operating and other expenses:					
To external sources	1,976	355	406	176	2,913
Inter-segmental	1	-	-	11	12
Operating profit before taxes	134	190	217	233	774
Tax provision	59	68	95	93	315
Net profit	75	122	122	140	459
% Return on equity					15.6%
Average balance of assets	10,411	6,109	41	33,216	49,777
Average balance of liabilities	104,764	46	-	12,648	117,458
Average balance of risk assets	9,188	5,751	41	25,720	40,700
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	54,256	-	54,256
Average balance of securities	-	-	28,028	-	28,028
Average balance of other assets under management	326	-	-	8,638	8,964
Margin from credit granting activities	433	61	-	200	694
Margin from receipt of deposits	1,057	-	-	68	1,125
Other	94	2	-	115	211
Total interest income	1,584	63	-	383	2,030
Balance of credit to the public	11,139	6,326	142	32,852	50,459
Balance of deposits of the public	104,111	3	-	8,767	112,881

Main Changes in the Net Profit

Net profit from the households sector amounted to NIS 1,250 million in 2006, compared with NIS 459 million in the corresponding period in 2005, an increase 172.3%. The increase in net profit derives from the sector's share of profits from extraordinary items from the sale of the capital market activities, including Psagot-Ofek, Pia and some of the provident funds, in an amount of NIS 1,127 million. The profit from operating activities after taxes amounted to NIS to NIS 123 million in 2006, compared with NIS 459 million in 2005, a decrease of 73.2%. On neutralizing special salary expenses in the amount of NIS 315 million, the income declined by 23.9%. The decrease in the income on neutralizing the increase in special salary expenses derives from an increase in provisions for doubtful debts, mainly in the mortgages sector, from an increase in operating expenses in the amount of NIS 340 million, 11.9%, which was offset by an increase in income of NIS 298 million, primarily in financing income.

2. The Small Businesses Segment

General

Banking in the small businesses segment provides a range of financial services and products to small and medium-sized business customers according to their varying needs, while dividing-up the customers according to their business activity turnover, the size of their credit needs and the sector in which their businesses operate.

This segment includes the activities of Bank Leumi Romania, which operates through 35 branches and offices.

The segment also handles the private accounts of the owners of the businesses, so that they receive all their services in one place.

Strategic Objectives

The following information is "forward-looking" information. For the meaning of this term, see pages 46-47.

The strategic objectives of the small businesses banking segment are to increase profitability by increasing the customer base and expanding the customers' activities while placing an emphasis on the provision of efficient service that is adapted to their needs.

The emphases in the small businesses sector business line are:

- Systematic and continual focusing on the improvement of the **level of service** to the customer by upgrading the skills of the employees, measuring and controlling work procedures and interfacing with the customer.
- **Expanding the channels of direct marketing**: advanced telephone and fax response and internet services.
- Developing financial products and services that are adapted to the needs of customers while using data and analytical models to analyze and forecast the customer's financial activities and needs.
- Systematic information based **initiative** aimed towards customers in every segment of operations: commercial credit, consumer credit, investments, current account services and improving the level of service in order to increase customer satisfaction and loyalty, by means of creating advantages for groups of customers by providing differential service.
- **Cooperation with companies in the Group** such as Leumi Mortgage Bank and Leumi Card, in order to exploit the Group's ability to provide all-inclusive banking solutions for the customer.

Structure of the Segment

The small businesses segment provides a range of services to small to medium-sized business customers. These customers receive the services from business teams in the branches who specialize in the needs of the segment and via a designated internet channel for the segment's customers.

The segment specializes in the provision of banking solutions, including advice on commercial credit, investment counseling and routine business activity counseling, sub-divided in accordance with the level of activity and risk.

The main products that the segment provides are credit and investment products, unique financial products and credit cards.

Legislative Restrictions, Regulations and Special Constraints that apply to the Segment

The small businesses segment in particular operates within the context of laws, regulations and directives issued by the authorities, which are imposed on the banks by the Banking Supervision Department, the Securities Authority, the Supervisor of the Capital Market, Insurance and Savings and by the Antitrust General Director.

- Preparations for the implementation of the prohibition on deviation from credit lines requires the signing up of all customers on new credit management terms and the adaptation of the working procedures and customer service to the new requirements and to different practices in managing private and business current accounts.

Developments in the Markets in the Small Businesses Segment or Changes in its Customers' Characteristics

In the past year there have been no significant changes in the small businesses segment.

Critical Success Factors in Banking in the Small Businesses Market

Critical success factors in banking in the segment are:

- The spread of service and sale points and their availability: increasing the branch coverage and adapting the hours of activity to the region and the type of businesses.
- High levels of management and interpersonal abilities of staff (both towards customers and within the organization).
- Familiarity with the customer including their financial position, and the opportunities/ risks inherent in activity with them.
- Ongoing monitoring of the changes that occur in the market on a current basis with the objective of identifying potential and of avoiding risk: credit risk management and control.
- Quality: maintaining rules by consistent and systematic documentation with increasingly stringent compliance with consumer laws and regulations in recent years.
- Increasing the exposure and availability to customers of direct channels (internet and fax).
- Focusing on the provision of pro-active service according to the needs and wishes of the customer.

Barriers to Entry and Exit in Banking in the Small Businesses Segment

- The technological and physical infrastructure (branch distribution) and the quality of manpower are relative advantages of the small businesses segment, and constitute an entry barrier for competitors. The importance of the infrastructure increases as the regulatory requirements increase.

- The investments required in physical and technological infrastructure constitute a barrier to both entry and exit.
- The training of quality human resources with a high level of skill and familiarity with the customers' fields of activity
- The development of the analytical ability for the effective adaptation of solutions for the customer based on information in respect of the history of the customers' activities and behavior of the market.

Alternatives to the Products and Services

There has been a trend of increasing competition over the small businesses segment in recent years. The main competitors are all the commercial banks in Israel and recently the insurance companies as well.

Business credit	- Insurance companies, credit card companies, suppliers
Deposits	- Insurance companies
The capital market	- Brokers, insurance companies, fund managers
Pensions	- Brokers, insurance companies, fund managers

Structure of the Competition

The main competition is between the large banks. In recent years the small banks have been expanding their activities in this segment by means of aggressive marketing activities and the use of price strategy.

In addition, competition has been developing recently from financial and other bodies and primarily from credit card companies by means of supplier cards and insurance companies that have showed an interest in financing small businesses.

Directives issued by the Supervisor of Banks, which increase the ease of movement of customers from bank to bank, are expected to increase competition between the banks in this segment.

The Segment's Products and Services

The services provided include, *inter alia*, ongoing financing according to customer needs, financing investments to maintain and expand activity, providing solutions in the field of financing and international trade. In addition the service includes banking services for the companies' employees and management.

In the investments field, Leumi offers a range of single deposit and installment-based deposits and savings schemes, with various bases of linkage, for periods suited to the customer and also a range of investment products including structured deposits in Israeli and foreign currency, savings schemes, provident funds and mutual funds.

In addition, Leumi has invested considerable resources in development and has reached a high level of multi-channel availability (through telephone, fax and the internet), in order to afford the customers an efficient interface with the Bank so as to carry-out transactions and receive information at any time and anywhere.

Customers

The customers attributed to this segment are typified by business activities (small to medium sized) and a great number and variety of branches and fields.

For further details see page 19 above.

Marketing and Distribution

The small businesses segment is based on a countrywide distribution network, professional and skilled manpower, technological systems that enable the provision of efficient service to customers and provide measurement and control tools to Management. Leumi sees strategic importance in a broad distribution network and consequently business segments exist in most of the branches in the Banking Division in order to deal with customers, while placing an emphasis on deepening the level of familiarity with the customers and their needs and in finding appropriate solutions for them. The marketing activity is based upon advanced information systems that enable the initiation of activities according to existing customers and potential customers. Preparation at the regional management level enables focus to be placed on the supervision of transactions with the customers.

Competition

The competition that the Bank has been facing in the small to medium-sized businesses segment has been increasing in recent years. The competitors that the Bank faces include all the commercial banks in Israel and recently even credit card companies and insurance companies.

The Bank deals with competition by use of the advantages afforded it by its broad distribution, professional and skilled manpower in the various banking fields and its data processing ability, which enable Leumi to initiate and to offer customers quality products and services.

Human Capital

In 2006, the average number of positions in the small businesses segment amounted to 1,562 positions, of which 380 were management positions.

The employees of the segment have mostly an academic education. In addition to their educational background, the employees, via the Bank, undergo professional training on an ongoing basis, in various fields of banking.

The following tables set out details of the operating results of the small businesses segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Overseas activities	Total
	2006					
	NIS millions					
Profit from net interest income:						
From external sources	816	11	7	5	24	863
Inter-segmental	(120)	(5)	(6)	(4)	(4)	(139)
Operating and other income:						
From external sources	287	32	14	-	13	346
Inter-segmental	1	(25)	10	-	-	(14)
Total income	984	13	25	1	33	1,056
Provisions for doubtful debts	110	-	-	-	3	113
Operating and other expenses:						
To external sources	655	10	13	-	53	731
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	219	3	12	1	(23)	212
Tax provision	98	2	4	-	-	104
Operating profit (loss) after taxes	121	1	8	1	(23)	108
Profit from extraordinary items after taxes	-	-	54	-	-	54
Net profit (loss)	121	1	62	1	(23)	162
Return on equity						21.4%

Average balance of assets	12,203	98	164	69	391	12,925
Average balance of liabilities	9,676	731	-	-	280	10,687
Average balance of risk assets	9,603	369	153	63	192	10,380
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,343	-	-	4,343
Average balance of securities	-	-	2,661	-	1	2,662
Average balance of other assets under management	418	-	-	-	-	418
Margin from credit granting activities	463	1	1	1	7	473
Margin from receipt of deposits	137	-	-	-	9	146
Other	96	5	-	-	4	105
Total profit from net interest income	696	6	1	1	20	724
Balance of credit to the public	13,057	91	209	91	443	13,891
Balance of deposits of the public	11,060	-	1	-	735	11,795

Main Changes to the Scope of Activity

The rate of increase in credit was some 15.2%. There was an increase of 32.9% in total deposits of the public. There was an increase at the Bank of some 12.7% in activity in the segment. On the other hand, there was a decline at the Arab Israel Bank in this segment. There was an increase in securities portfolios, including mutual funds, of some 44.0% (an increase of NIS 1.3 billion).

Small Businesses Segment (cont.)

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	2005				
	NIS millions				
Profit from net interest income:					
From external sources	777	12	4	4	797
Inter-segmental	(162)	(4)	(4)	(3)	(173)
Operating and other income:					
From external sources	260	92	14	-	366
Inter-segmental	1	(61)	21	1	(38)
Total income	876	39	35	2	952
Provisions for doubtful debts	70	-	-	-	70
Operating and other expenses:					
To external sources	536	38	19	-	593
Inter-segmental	-	-	-	-	-
Operating profit before taxes	270	1	16	2	289
Provision for taxes	117	1	7	1	126
Net profit	153	-	9	1	163
Return on equity					24.1%
Average balance of assets	11,028	102	123	59	11,312
Average balance of liabilities	8,103	827	-	-	8,930
Average balance of risk assets	8,750	396	123	59	9,328
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,219	-	4,219
Average balance of securities	-	-	1,742	-	1,742
Average balance of other assets under management	404	-	-	-	404
Margin from credit granting activities	424	3	-	1	428
Margin from receipt of deposits	110	-	-	-	110
Other	81	5	-	-	86
Total profit from net interest income	615	8	-	1	624
Balance of credit to the public	11,682	75	237	59	12,053
Balance of deposits of the public	8,874	-	-	-	8,874

Main Changes in the Net Profit

Net profit from the small businesses sector amounted to NIS 162 million in 2006, compared with NIS 163 million in the corresponding period in 2005, a decrease of 0.6%. The operating profit after taxes amounted to NIS 108 million compared with NIS 163 million in the corresponding period in 2005, a decrease of 33.7%.

The decrease in profit derives mainly from an increase of NIS 138 million in operating expenses of which NIS 58 million was in special salary expenses. On the other hand, income increased by NIS 104 million, which partially offset the increase in expenses. On neutralizing special salary expenses, the net operating profit amounted to NIS 163 million, a decrease of 4.7%.

Extraordinary income attributed to the segment in the amount of NIS 54 million from the sale of the activities of the capital market companies contributed to the net profit

3. The Corporate Banking Segment

General

Corporate banking specializes in providing banking and financial services to large companies, including corporations with multi-national activities. The customers belonging to this segment are typified by a leading position in the market and a dominating status in their business field. The services provided are based on the provision of an overall solution for all of the customer's needs, with a view to the entire range of their business activity, *inter alia*, international finance and trade, investment counselling, capital market activities, financial instruments designed to hedge against market risks, banking services for employees, management and owners of these companies, etc. Outside of Israel services are provided to the corporate segment primarily by Bank Leumi USA, Bank Leumi (UK) and other overseas offices of the Bank.

The Structure of the Segment

The corporate banking segment is managed in Israel by the Corporate Division, which is comprised of four sectors. Service is provided to customers by customer relations managers who coordinate the Group's services to the customer and specialize in the sector of the economy in which the customer operates. The customers' accounts are managed at commercial branches of the Bank located throughout the country, mainly at corporate departments in branches specializing in large customers and customers with a wide range of activities, and also through the Bank's overseas offices. Transactions involving the acquisition of means of control are handled by a specialist unit with expertise in handling transactions of this kind, due to the complexity and level of risk involved. In addition, a special unit was established for the management of complex transactions involving investment finance of infrastructure projects (power stations, desalinization plants, toll roads, BOT projects, etc.), which examines the transactions and structures the finance packages, including possible cooperation with capital market entities in financing the project.

The examination of transactions and their approval or their submission for discussion at the appropriate credit committee is examined by the credit risks management unit in the credit department. The unit is unique to Leumi and was set up during the course of 2006, after an in depth examination, with the objective of tightening of credit controls, improving the quality of the Banks' credit portfolio and improving service to customers.

Bank Leumi USA enables Israeli and local companies belonging to the segment to receive banking services and credit for financing international trade, real-estate and mergers and acquisitions. The subsidiary, whose headquarters are in New York, with branches in other parts of the USA, sees the servicing of Israeli companies as a direct extension of their activities in Israel.

Strategic and Business Objectives and Expectations for Development in the Coming Year

The following information is "forward-looking information". For the meaning of this term, see pages 46-47.

Corporate banking operates in the large business customer segment. Its strategic objective is to expand its customers' activities with the Group, to increase the range of products and services offered and to leverage its continuing connections with the customers in order to develop business with various units in the Leumi Group in Israel and abroad.

The recovery that began in recent years and the expectation for positive growth in 2007, together with the restrictions of the Bank of Israel and the Bank's internal restrictions that reduce the Bank's options for granting additional banking credit to groups of large borrowers, will force many companies to seek alternative financing solutions, and to raise money by means of the sale of short-term marketable securities or some other form of financing in the long-term. This trend will make it difficult for the Bank's to grow in the credit sphere in the corporate banking segment.

The process characterizing the corporate banking segment in recent years is the development of business activities outside of Israel. One can expect that the process will continue and expand in the coming years. As a consequence of the said policy of the Bank, and the trend among customers belonging to the corporate customers segment, there is expected to be an increase in the volume of the overseas banking activities of the segment's customers.

Legislative Restrictions, Regulations and Special Constraints that apply to the Segment

The Bank, and the corporate segment in particular, operates within the context of laws, regulations and regulatory directives imposed on the banking system in Israel by entities such as the Banking Supervision Department, the Supervisor of the Capital Market, Insurance and Savings, the Antitrust Director General, the Israel Securities Authority and additional bodies. Overseas, the Bank's branches and representative offices operate under licenses from the Banking Supervision Department and are also subject to local regulators.

The restrictions that are especially relevant for the corporate banking segment are the restrictions laid down in Proper Banking Management Directive 313 in respect of the limitations on the obligations of large borrowers and of the six largest groups of borrowers in the Group. Until recently the Bank operated in accordance with the Directive, which determines that the Group's total exposure to a group of borrowers shall not exceed 30% of the Bank's capital and that the total exposure to the six largest groups of borrowers shall not exceed 135% of the Bank's capital. At the beginning of 2007, the Bank received the approval of the Bank of Israel to change to an alternative exposure policy, whereby the total exposure to a group of borrowers shall not exceed 25% of the Bank's capital and the total exposure to the six largest groups of borrowers shall not exceed 150% of the Bank's capital. As of 31 December 2006, the obligations of the largest group of borrowers amounted to 21.4% of the Bank's capital. The obligations of the largest single borrower came to 9.0% of the Bank's capital and that of the six largest groups of borrowers came to 111.6% of the Bank's capital.

Developments in the Markets of the Segment or Changes in its Customers' Characteristics

The largest customers and the large groups of borrowers in the economy constitute a significant part of the corporate customers of the Bank. Within the context of merger and acquisition activities that have taken place in recent years, the proportion of the large borrowers and the large groups in the banking activities has grown and they constitute today a significant part of the Bank's corporate customers. The large groups of borrowers have a substantial proportion of the activities of the business sector of the economy and it is therefore expected that a significant part of the expected growth will also be reflected in the growth of the banking needs of these groups.

In recent years the corporate sector has obtained part of the financing that it requires outside of the banking system and primarily from the capital market, from insurance companies and from institutional bodies.

Regarding the developments in each of the branches that comprise the segment, see pages 75-78 above.

Technological Changes that have a Significant Effect on the Segment

The information systems that serve the corporate banking segment are intended to assist in the analysis of the customers' needs and in the day-to-day work with them, in the analysis and measurement of credit risks and in the monitoring and control of customers' activities. The various technological systems are updated and upgraded on an ongoing basis for the benefit of the segment.

Critical Success Factors in the Segment

Critical success factors in the segment are: high levels of management and interpersonal abilities of staff (both towards the customers and within the organization), familiarity with the customers including their financial position, and the opportunities/risks inherent in activity with them, monitoring the changes that occur in the market on an ongoing basis with the objective of identifying potential and of avoiding risk, credit risk management and control, a high degree of skill in planning complex financing packages, a continual investment in technological aids and diligence in providing a response to customers' needs within appropriate response times.

The Main Barriers to Entry and Exit in the Segment

In order to provide service to the customers in the corporate banking sector, high quality manpower is required with a high level of skill and familiarity with the customers in the segment, the range of their activities and the analysis of their needs. The management of customers in the segment requires an in-depth familiarity with its customers, their financial data, the fields of their activity, and the adaptation of the Bank's products to this information. Moreover, appropriate preparation is required in order to comply with the regulatory restrictions and in order to monitor and control various risks and exposures.

Alternatives to the Products and Services of the Segment and the Changes that have Occurred

Since the sources that are available to the Bank in order to make long-term financing available are restricted by comparison with the sources available for short to medium-term financing, it is expected that in the sphere of long-term project financing (primarily infrastructure projects and income-producing assets), there will be a continuation of cooperation with institutional investors in financing such projects, by means of their participation in financing consortia or by means of the sale of part of the long-term banking finance.

Structure of the Competition in the Segment and the Changes that have Occurred

The competition in the corporate banking segment has been increasing in recent years. The direct competitors are the large commercial banks in Israel and the foreign banks overseas. In addition, the insurance companies, institutional bodies and the capital market compete in the corporate sector in the sphere of credit.

The Segment's Products and Services

The services provided include, *inter alia*, ongoing financing according to customer needs, financing investments to maintain and expand activity, providing solutions in the sphere of international trade and finance (including financing overseas projects), financing and handling of national and international projects, financing mergers and acquisitions, financial instruments to hedge against currency risks, interest risks and changes in commodity prices, capital market activities and also counseling in the field of investments. In addition the service includes initiating the provision of banking services to the companies' employees and management.

Customers

Customers belonging to this sector are characterized as having a leading position in the market and by dominance in their field of activity, by a turnover of NIS 200 million and more and by high credit needs and an obligo of over NIS 100 million.

(For further details see page 19).

These companies are for the most part public companies, from various sectors of the economy with a complex organizational structure including numerous levels of management and a wide base of control.

Marketing and Distribution

The service and the marketing to customers are provided by customer relations managers who specialize in the sector of the economy in which the customer operates, and who concentrate the Group's services to the customer.

Competition

The competition that the Bank has been facing in the corporate banking segment has been increasing in recent years. The competitors that the Bank is facing include the large commercial banks in Israel, as well as foreign banks overseas. In the field of credit to customers of the segment, the Bank is also facing competition from the insurance companies, institutional bodies and the capital market. In the light of the stiffening of the credit underwriting criteria in recent years, the corporate sector finds the financing that it requires, particularly for financing transactions for the acquisition of means of control and long-term credit on more favourable terms outside the banking system.

Human Capital

In 2006 the average number of positions in the segment amounted to 955 positions, of which 404 were management positions. Most of the employees have academic qualifications and in addition to their educational background, the employees, through the Bank, undergo professional training on an ongoing basis, in various fields of banking and on management courses. Within the context of their work, the employees require an ability to analyze complex credit applications, to lead complex deals and the ability to provide service at the highest level.

The following tables set out details of the operating results of the corporate banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	2006				
	NIS millions				
Profit (loss) from net interest income:					
From external sources	2,226	24	1	272	2,523
Inter-segmental	(1,187)	(9)	(1)	135	(1,062)
Operating and other income:					
From external sources	229	124	21	39	413
Inter-segmental	1	(131)	6	-	(124)
Total income	1,269	8	27	446	1,750
Provisions for doubtful debts	176	-	-	6	182
Operating and other expenses:					
To external sources	333	19	15	155	522
Inter-segmental	3	-	-	124	127
Operating profit (loss) before taxes	757	(11)	12	161	919
Tax provision (benefit)	309	(3)	5	45	356
Operating profit (loss) after taxes	448	(8)	7	116	563
Profit from extraordinary items after taxes	3	-	29	-	32
Net profit (loss)	451	(8)	36	116	595
Return on equity					13.5%
Average balance of assets	45,755	53	21	11,040	56,869
Average balance of liabilities	19,445	3,120	-	12,388	34,953
Average balance of risk assets	48,637	144	24	11,663	60,468
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	3,145	57	3,202
Average balance of securities	-	-	49,979	1,080	51,059
Average balance of other assets under management	627	-	-	-	627
Margin from credit granting activities	812	(6)	-	88	894
Margin from receipt of deposits	58	-	-	81	139
Other	169	21	-	238	428
Total interest income	1,039	15	-	407	1,461
Balance of credit to the public	40,339	47	8	10,882	51,276
Balance of deposits of the public	17,682	-	-	10,178	27,860

Main Changes in the Scope of Activity

In the corporate banking segment there was a decrease in the credit to the public of some NIS 6.1 billion (10.6%) This decrease was in the segment's activity in Israel. The decline derives primarily from the reduction in one large credit that was made available towards the end of 2005 and repaid in the first quarter of 2006, and from the appreciation of the shekel against foreign currencies. There was a decrease in the deposits of the public of some NIS 0.8 billion, 2.6%, which principally derives from the effect of exchange rate differentials in consequence of the appreciation of the shekel exchange rate against the dollar.

There was an increase in securities operations of some NIS 12.6 billion (26.3%), which principally stemmed from an increase in the market value. There was an increase of 17.4% in the segment in off-balance sheet activity, guarantees and documentary credit.

Corporate Banking Segment (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	2005				
	NIS millions				
Net interest income:					
From external sources	1,959	8	-	241	2,208
Inter-segmental	(810)	(1)	-	172	(639)
Operating and other income:					
From external sources	138	83	21	44	286
Inter-segmental	2	(69)	14	-	(53)
Total income	1,289	21	35	457	1,802
Provisions for doubtful debts	814	-	-	4	818
Operating and other expenses:					
To external sources	301	47	15	161	524
Inter-segmental	4	-	-	115	119
Operating profit (loss) before taxes	170	(26)	20	177	341
Tax provision (benefit)	64	(8)	9	50	115
Net profit (loss)	106	(18)	11	127	226
Return on equity					5.3%
Average balance of assets	47,041	29	14	10,299	57,383
Average balance of liabilities	19,271	3,449	-	12,815	35,535
Average balance of risk assets	48,565	141	14	10,517	59,237
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,484	17	4,501
Average balance of securities	-	-	38,889	1,100	39,989
Average balance of other assets under management	679	-	-	-	679
Margin from credit granting activities	906	-	-	95	1,001
Margin from receipt of deposits	45	-	-	106	151
Other	198	7	-	212	417
Total profit from net interest income	1,149	7	-	413	1,569
Balance of credit to the public	47,065	1	39	10,255	57,360
Balance of deposits of the public	16,405	-	-	12,211	28,616

Main Changes in the Net Profit

Net profit from the corporate banking sector amounted to NIS 595 million in 2006, compared with NIS 226 million in the corresponding period of 2005, an increase of 163.3%. Operating profits after taxes amounted to NIS 563 million, compared with NIS 226 million in the corresponding period in 2005, an increase of 149.1%

The increase in profits derives mainly from a decrease in provisions for doubtful debts of NIS 636 million, and a decrease of 78.4% in activities in the segment in Israel. Total income decreased by NIS 52 million, 2.9%, operating expenses increased by NIS 6 million, 0.9%. Due to an increase in special salary expenses amounted to NIS 34 million and on neutralizing these expenses, the expenses decreased by NIS 28 million. In addition, profits in the amount of NIS 32 million were recorded in respect of the sale of the capital market activities.

4. The Commercial Banking Segment

General

Commercial banking engages in the provision of financial services to middle market commercial companies in all branches of the economy. Usually these are those with a credit facility of from NIS 6 million to NIS 100 million and above, subject to the approval of the relevant division heads and to customer characteristics. Commercial banking also serves the shareholders and senior office holders of such companies and also sub-custody customers.

The segment is managed by the Commercial Banking Division. The principal contact with customers is through the commercial branches located throughout the country. The Commercial Banking Division has a main branch in Tel Aviv and 24 business branches located in industrial areas and in the large cities, divided into 4 commercial districts on a geographical basis. The branches specialise in management of business activities typical to customers of the Division, giving it a competitive advantage.

Service and marketing to these customers is carried out on an individual basis, and include mainly financing transactions with credit instruments tailor-made to the customers' unique requirements, adapting investment products and financial instruments for hedging risks, financing international trade transactions and financing start-up companies.

The commercial banking segment also includes activities outside of Israel through the Bank's overseas subsidiaries. Companies that are served by the Commercial Banking Division take advantage of their relationship with the Bank in Israel for the benefit of their activities overseas. Bank Leumi (UK) enables Israeli companies to receive banking services and enjoy credit lines for financing international trade, real estate purchases, the acquisition of and merger with companies across Europe. The subsidiary in London – the financial center of Europe - sees the servicing of these companies as a direct continuation of the banking activities in Israel.
An additional service provided by Bank Leumi (UK) is financing Israeli companies for importation of products from leading European suppliers. The familiarity with Israeli companies on the one hand, together with the strength of the supplier, enable the Bank to bridge the financing gaps.

In addition, Bank Leumi (UK) specializes in the granting of credit to medium sized local customers, with a special emphasis on international trade.

For further details regarding Bank Leumi (UK) see pages 157-158.

The Structure of the Segment

The commercial banking segment has an organizational structure that is unique in the Israeli banking system and enables it to provide all-inclusive and comprehensive service to the customers (one shop stop), which affords the Division a competitive advantage.

The segment operates through 24 business branches, spread throughout the country and a main branch in Tel Aviv, most of which have also been physically adapted to meet the segment's unique characteristics.

The business branches provide service to commercial companies and to interested parties. The main branch in Tel Aviv combines both the commercial line and also activity centers at the banking level.

Bank Leumi (UK) has a main branch in London, a branch in Manchester and a subsidiary company in Jersey, in the Channel Islands.

For further details see page 20.

Strategy

The following information is "forward-looking information". For the meaning of this term, see pages 46-47.

Commercial banking serves the middle strata of business customers. These customers have potential for profitability that is relatively higher than those of other segments. The commercial banking's strategic objective is to continue to strengthen its competitive advantage through the expansion of activities with existing customers and recruiting new customers, while making available overall solutions in favor of its customers who operate in Israel and overseas.

Legislative Restrictions, Regulations and Special Constraints that apply to the Segment

See details on pages 39-45 of the Report.

Developments in the Segment's Markets and Customer Characteristics

The main activities of the segment's customers are in the local market in the industrial, trade and services and real estate branches of the economy. However, in recent years there has been a trend towards increased activity in overseas markets, directly by customers or through subsidiary companies of some of the customers in the segment.

2006 was typified by the expansion of the businesses of a significant portion of the segment's customers in most branches of the economy.

Existing or planned overseas activities are affected both by the desire to develop and expand business activities and also by the customers' forecasts in respect of the economic and security influences in Israel and overseas.

Regarding the developments in sectors of the economy see pages 75-78 of the Report.

Technological Changes

- The segment's staff are assisted by computerized systems that support various processes performed in the segment, such as control, the definition of targets and their measurement, marketing and business development.
- The segment makes available to its customers technological tools, which are similar to those used by all of the Bank's customers. At the same time, the Bank is continuing with the development of these systems in order to respond to the changing and developing needs of the segment's customers.

Critical Success Factors in the Segment

- The identification of the customer's needs and the adaptation of appropriate overall solutions, while reducing the response time and raising the level of service.
- Cultivating human capital and continually raising its professional level at the required pace in light of the changes in the capital market and the business environment.
- Maintaining a control system to reduce the credit risk and tightening compliance by the segment's staff.

The Main Barriers to Entry and Exit in the Segment

- The establishment of a system of distribution channels with a spread that accords with the business potential.
- Training professional manpower with a range of skills.
- Maintaining a range of products adapted to the customers' needs.
- The establishment and development of technological means to service customers and employees.

Competition

The competitive factors in this segment of activity, in both the credit and investments spheres, are all of the banks that operate in Israel (local and overseas), banks overseas, entities that operate in the capital market and insurance companies. The insurance companies compete in both the credit and investment services spheres for customers in the segment, and private investment houses compete in the investments sphere.

The Bank expects that the competition in this segment will increase, following the regulatory restrictions on a single borrower and a group of borrowers, the expansion of the possibilities for raising capital in Israel and overseas and the more expansive relationships of customers with overseas banks. In addition, following the improvement that occurred in 2006 in the state of the economy and of most of the firms, and to the extent that this will continue in 2007, the competition in the segment will increase to an even greater extent.

Human Capital

- The average number of positions in the segment in 2006 amounted to 1,485 of which 529 were management positions.

- The branches and the headquarters are staffed by employees and managers who have undergone appropriate training, which accords with the commercial customers' needs. They specialize in the management of the business operations that typify the Division's customers.

The following tables set out details of the operating results of the commercial banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	2006					
	NIS millions					
Profit from net interest income:						
From external sources	1,222	7	3	15	273	1,520
Inter-segmental	(292)	(1)	(3)	(10)	(37)	(343)
Operating and other income:						
From external sources	251	30	83	1	40	405
Inter-segmental	-	(26)	12	-	2	(12)
Total income	1,181	10	95	6	278	1,570
Provisions for doubtful debts	182	-	-	(1)	2	183
Operating and other expenses:						
To external sources	568	8	40	1	151	768
Inter-segmental	12	(1)	-	-	-	11
Operating profit before taxes	419	3	55	6	125	608
Tax provision	177	-	22	4	37	240
Operating profit after taxes	242	3	33	2	88	368
Profit from extraordinary items after taxes	-	-	74	-	-	74
Net profit	242	3	107	2	88	442
Return on equity						17.3%
Average balance of assets	28,684	50	68	336	9,393	38,531
Average balance of liabilities	18,116	703	-	115	7,964	26,898
Average balance of risk assets	28,448	221	69	340	5,877	34,955
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,236	-	181	4,417
Average balance of securities	-	-	52,738	-	2,153	54,891
Average balance of other assets under management	1,271	-	-	-	-	1,271
Margin from credit granting activities	623	3	-	1	54	681
Margin from receipt of deposits	138	-	-	-	68	206
Other	170	2	-	4	114	290
Total profit from net interest income	931	5	-	5	236	1,177
Balance of credit to the public	31,321	47	66	294	6,596	38,324
Balance of deposits of the public	18,805	-	-	64	8,501	27,370

Main Changes in the Scope of Activity

Credit to the public increased by some NIS 6 billion (18.5%), including an increase of NIS 4.9 billion in the segment's operations in Israel and an increase of NIS 1.1 billion in overseas activities.

Deposits of the public increased by some NIS 4.2 billion (17.8%), including some NIS 2.5 billion in the segment in Israel and NIS 1.7 billion in overseas activities.

There was an increase in securities operations of some NIS 19.9 billion (40.5%), which stems primarily from an increase in market value and from an increase in activity in Israel including sub-custody activity. There was an increase of 17.9% in off-balance sheet activity, guarantees and documentary credits.

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	2005					
	NIS millions					
Profit from net interest income:						
From external sources	1,122	8	2	29	212	1,373
Inter-segmental	(278)	(3)	(2)	(23)	(31)	(337)
Operating and other income:						
From external sources	220	44	47	1	28	340
Inter-segmental	-	(30)	43	-	1	14
Total income	1,064	19	90	7	210	1,390
Provisions for doubtful debts	192	-	-	-	(4)	188
Operating and other expenses:						
To external sources	453	21	32	2	122	630
Inter-segmental	12	1	-	-	-	13
Operating profit (loss) before taxes	407	(3)	58	5	92	559
Tax provision	176	-	25	2	26	229
Net profit (loss)	231	(3)	33	3	66	330
Return on equity						14.6%
Average balance of assets	25,871	46	72	421	8,541	34,951
Average balance of liabilities	15,649	791	-	368	7,384	24,192
Average balance of risk assets	25,251	199	72	421	5,183	31,126
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,763	-	42	4,805
Average balance of securities	-	-	35,198	-	1,916	37,114
Average balance of other assets under management	1,200	-	-	-	-	1,200
Margin from credit granting activities	593	3	-	(2)	34	628
Margin from receipt of deposits	95	-	-	(1)	65	159
Other	156	2	-	9	82	249
Total profit from net interest income	844	5	-	6	181	1,036
Balance of credit to the public	26,412	43	104	325	5,466	32,350
Balance of deposits of the public	16,351	-	-	60	6,816	23,227

Main Changes in the Net Profit

Net profit from the commercial banking sector amounted to NIS 442 million in 2006, compared with NIS 330 million in the corresponding period in 2005, an increase of 33.9% The increase in the net profit stems from the segment's share of the profit from extraordinary items from the sale of the activities of Psagot-Ofek, Leumi-Pia and some of the provident funds in the amount of NIS 74 million. The operating profit after taxes amounted to NIS 368 million in 2006, compared with NIS 330 million in the corresponding period in 2005, an increase of 11.5%.

On neutralizing special salary expenses, the operating profit amounted to NIS 419 million, an increase of 24.3%. The increase in profit stemmed from an increase in income of NIS 180 million, 12.9%. The expenses increased by NIS 136 million, of which there was an increase in special salary expenses of NIS 63 million, and on neutralizing these, the expenses rose by a rate of 11.5%. The net profit from operating activities, on neutralizing special salary expenses, increased by some NIS 82 million, 24.3%. Most of the increase derives from the activities in Israel and the rest derives primarily from the activities of the subsidiary in the UK.

5. The Construction and Real Estate Segment

General

The segment specializes in providing financial services to customers of the corporate and commercial banking sectors, which operate mainly in the fields of construction and real estate and infrastructure projects. Financing the construction sector is affected using unique tools and instruments for analysis, while maintaining a conservative policy. A substantial proportion of project financing is performed in the closed construction loan format, with close supervision and monitoring, while placing emphasis on meticulous examination of each project.

The examination of transactions and their approval or their submission for discussion by the appropriate credit committee is examined by the credit risks management unit in the credit department.

The Structure of the Segment

Most of the business activities in the construction and real estate segment are carried out through the Construction and Real Estate Division. The Division supplies a comprehensive range of banking services, both to large companies in the economy that are engaged in construction and real estate and also to middle ranking business companies that are engaged in construction and real estate.

The Division is divided into two sectors, in each of which there are three senior customer relations managers, with specific expertise in the real estate sector. The customer relations managers coordinate all banking treatment of the customers who are allocated to them.

The sectors are the building contractors sector, which specializes in the provision of services to middle market business customers, with most of its activities being the financing of the residential sector, using the closed construction lending method, and the construction companies sector, which supplies a wide range of banking services to large customers in the economy in the construction and real estate sphere.

Customers of the Bank in this segment operating in the USA or Western Europe make use of the service of the construction and real estate financing departments at Bank Leumi USA and Bank Leumi (UK), while leveraging the relationships of the Bank in Israel.
Bank Leumi USA operates in this segment, primarily through the main branch in New York.

Strategic and Business Objectives and Expectations for Development in the Coming Year

The following information is "forward-looking information". For the meaning of this term, see pages 46-47.

Banking in the real estate segment deals with the large and medium sized strata of business clients in the real estate sphere. Its strategic objective is to strengthen its relative advantage and to continue to improve its contribution to the Group's profit. The objective of banking in the segment is to expand its customers' activities with the Group, to increase the range of products and services offered to customers and to leverage its ongoing relationships with the customers for business development with the various units in the Leumi Group in Israel and overseas.

Legislative Restrictions, Regulations and Special Constraints that apply to the Segment

The Bank, and the corporate segment in particular, operates within the context of laws, regulations and regulatory directives imposed on the banking system in Israel by entities such as the Banking Supervision Department, the Supervisor of the Capital Market, Insurance and Savings, the Antitrust Director General, the Israel Securities Authority and additional bodies. Overseas, the Bank's branches and representative offices operate under licenses from the Banking Supervision Department and are also subject to local regulations.

For details see the corporate activity segment on page 109 above.

According to Bank of Israel directives, when the total obligations of a certain sector to a banking corporation exceed 20% of the total obligations of the public to the banking corporation (the bank on a non-consolidated basis), this surplus is considered to be an excess, for the purpose of the concentration of segmental obligations. In such an event, there is a requirement to make an additional provision for doubtful debts in respect of the excess amount. The segmental excess in this segment amounted to 0.98% at the end of 2006, as compared with an excess of 0.22% at the end of 2005 and the total additional provision amounted to NIS 47.3 million.

Developments in the Markets in the Segment or Changes in Customer Characteristics

The activities of the customers in the segment during 2006 were not characterized by the levels of growth that typified the business sector as a whole. A certain degree of recovery was felt in specific segments, such as the increase in demand for residential units in areas of significant demand, including high volumes of purchases by foreign residents, purchases of active income-producing assets by important players in the sector, preparations for setting up REIT funds, and large-scale national infrastructure projects.

Technological Changes that may have a Significant Effect on the Segment

The information systems that serve the construction and real estate segment are intended to assist in the analysis of customers' needs and in the ongoing work with them, in the analysis and measurement of credit risks and in the monitoring and control of customers' activities. The various technological systems are updated and upgraded on an ongoing basis for the benefit of the segment.

Critical Success Factors in the Segment

Critical success factors in the segment are: high levels of management, professional and interpersonal abilities of the relevant employees (both in relation to the customers and within the organization), specialization, familiarity with the customers including their financial position, and the opportunities/ risks inherent in activity with them, correctly reading the market with the objective of identifying potential and avoiding risk, credit risk management and control, a continual investment in technological aids and diligence in customer relationships, provision of service and response to the customers' banking needs.

The Main Barriers to Entry and Exit in the Segment

In order to provide service to the customers in the segment, quality manpower is required with a high level of skill in knowing the customers in the segment, the range of their activities and the analysis of their needs. The management of customers in the segment requires an in-depth familiarity with its customers, their financial data, fields of activity and the adaptation of the Bank's products to this information. Moreover, appropriate preparation is required in order to comply with the regulatory restrictions and internal restrictions determined by the Bank's Board of Directors and the monitoring and control of the various exposures and risks.

Alternatives to the Products and Services in the Segment and Changes that have Occurred

Alternative sources as a substitute for banking credit, offered by non-banking financial bodies, and in particular by institutional bodies, are being developed. The alternative products that are offered are public and private issues of shares, debentures and other securities in the capital markets in Israel and abroad, and also the granting of credit and guarantees under the Sale Law by these bodies.

Structure of the Competition in the Segment and Changes that have Occurred

Fierce competition exists in financing the real estate segment, both on the part of the four large banking groups in Israel and on the part of the small banks in the system. In the past year there has been a marked and growing involvement by institutional bodies such as insurance companies and pension funds and the entry of foreign banks into the area of long-term financing for income producing assets has been examined.

The Segment's Products and Services

Financing in the construction and real estate sector is carried out using specific analysis and monitoring tools that assist in the process of decision making and controlling the financial support that is provided for various projects. Financing in the segment is carried out with the intention of diversifying the credit portfolio and differentiating between the various segments – residential, income-producing assets designated for trade and offices, construction for industry and trade. At the center of the financing policy of the Construction and Real Estate Division for 2007, preference will be given to projects for residential purposes in areas of pronounced of demand. The financing of residential projects will generally be carried out using the closed construction lending method, which enables frequent close supervision of the projects that are supported. In addition, the Construction and Real Estate Division continues to integrate financing for national projects using the various P.P.P. (Public Private Partnership) methods. The analysis of these transactions is carried out in coordination with a special unit that examines the transactions and structures the financing package, while relating to the nature of the customer, the analysis of its ability to service the debt, the right of recourse to the customer, restrictions in the operating contract, technical limitations, etc.

Customers

The customers in the segment are large companies in the economy in the real estate sphere and selected middle-ranking business companies that are engaged in construction and real estate.

Marketing and Distribution

Customer activity in the real estate segment is coordinated by senior customer relations managers who are in continual and permanent contact with the customers and provide solutions to all their banking needs.

Competition

2006 was typified by a high level of competition in the financing sphere in all segments of the real estate segment. The competition is evident in the provision of service, response times and prices. The competition is from all the players in the Israeli banking market and the foreign banking market and also from institutional bodies such as insurance companies and pension funds.

Human Capital

In 2006 the average number of positions in the segment amounted to some 183, of which 85 were management positions. Most employees have academic qualifications and in addition to their educational background, the employees, through the Bank, undergo professional training on an ongoing basis, in various fields of banking and management courses. Throughout their work, employees require the ability to analyze complex credit applications, to lead complicated deals and to provide service at the highest level.

The following tables set out details of the operating results of the construction and real-estate segment:

	Banking and finance in Israel	Capital market	Overseas activities	Total
	2006			
	NIS millions			
Profit from net interest income:				
From external sources	1,390	-	70	1,460
Inter-segmental	(854)	-	(26)	(880)
Operating and other income:				
From external sources	43	4	-	47
Inter-segmental	-	-	-	-
Total income	579	4	44	627
Provisions for doubtful debts	150	-	5	155
Operating and other expenses:				
To external sources	91	1	6	98
Inter-segmental	-	-	9	9
Operating profit before taxes	338	3	24	365
Tax provision	138	1	9	148
Operating profit after taxes	200	2	15	217
Profit from extraordinary items after taxes	-	1	-	1
Net profit	200	3	15	218
Return on equity				9.9%

Average balance of assets	23,051	1	897	23,949
Average balance of liabilities	2,848	-	291	3,139
Average balance of risk assets	29,323	-	995	30,318
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	161	-	161
Average balance of securities	-	11,665	6	11,671
Average balance of other assets under management	131	-	-	131
Margin from credit granting activities	421	-	(13)	408
Margin from receipt of deposits	13	-	(4)	9
Other	102	-	61	163
Total profit from net interest income	536	-	44	580
Balance of credit to the public	21,737	2	762	22,501
Balance of deposits of the public	2,876	-	260	3,136

Main Changes in the Scope of Activity

Credit to the public in this segment declined by some NIS 2.0 billion (8.1%), stemming from a decline in activity in Israel. There was an increase of some NIS 4 billion in securities activities, 42.1%. There was an increase of 2.9% in off-balance-sheet activity, guarantees and documentary credits.

Construction and Real Estate Segment (cont.)

	Banking and finance in Israel	Capital market	Overseas activities	Total
	2005			
	NIS millions			
Profit from net interest income:				
From external sources	1,514	-	71	1,585
Inter-segmental	(913)	-	(22)	(935)
Operating and other income:				
From external sources	32	5	1	38
Inter-segmental	-	-	-	-
Total income	633	5	50	688
Provisions for doubtful debts	151	-	6	157
Operating and other expenses:				
To external sources	74	1	6	81
Inter-segmental	-	-	9	9
Operating profit before taxes	408	4	29	441
Tax provision	178	2	11	191
Net profit	230	2	18	250
Return on equity				11.3%
Average balance of assets	24,905	-	980	25,885
Average balance of liabilities	2,553	-	277	2,830
Average balance of risk assets	29,557	-	1,009	30,566
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	192	-	192
Average balance of securities	-	9,298	6	9,304
Average balance of other assets under management	38	-	-	38
Margin from credit granting activities	492	-	(10)	482
Margin from receipt of deposits	10	-	(3)	7
Other	99	-	62	161
Total interest income	601	-	49	650
Balance of credit to the public	23,407	-	1,083	24,490
Balance of deposits of the public	2,785	-	365	3,150

Main Changes in the Net Profit

Net profit from the construction and real estate segment amounted to NIS 218 million in 2006, compared with NIS 250 million in the previous period in 2005, a decrease of 12.8%. Most of the decrease in net profit in this segment derives from a decrease in net interest income in Israel of NIS 70 million, and an increase in operating expenses. The operating expenses increased by NIS 17 million, of which NIS 8 million was special salary expenses. These changes were mainly in activities in the segment in Israel.

6. The Private Banking Segment

General

International and private banking engages in business and commercial activities and also handles wealthy customers in Israel and world-wide. The activities are carried on via specialist centers in Israel, which are designated for foreign and Israeli residents and also via the Bank's subsidiaries in the USA, the UK, Switzerland, Luxembourg and representative offices in Europe, Latin America, Canada and in Australia. The strategic objective is to expand the customer basis, to increase the volume of activity of the private banking customers in Israel and globally, as well as develop business and commercial activity in specialist fields by means of the provision of professional quality service by the Bank's units.

The Structure of the Segment

The private banking line is implemented in Israel by way of the provision of prestigious and personal service by professional teams in eight unique centres around the country. They serve local and foreign residents in their language and are familiar with the customers' needs, preferences and areas of interest.

Outside Israel, private banking services are mainly provided through Leumi Switzerland and Leumi Luxembourg and through Leumi UK and Leumi USA. In addition, the Bank has representative offices in a number of European and South American countries, Canada and Australia. In parallel, the representative offices of Leumi Switzerland and Leumi Luxembourg in Israel have recently completed preparations for the provision of service to their customers in Israel.

For additional details regarding Switzerland and Luxembourg see pages 158-159 and 160.

Strategic and Business Objectives

Private banking's vision is to be "the private banking choice of customers in the leading private banker in Israel". This vision emphasizes a number of core values: focus on and attention to each existing and potential customer, to the profitability of his or her asset portfolio, to the level of professionalism and excellence in service, and all while developing professional, entrepreneurial and competitive teams possessing the highest level of service orientation.

This strategy is also supported by the Bank's overseas units, presenting this business line to potential customers in Europe, Latin America, Canada and Australia and thus assisting in increasing activity with new and existing customers.

At the end of 2006 the international activities were concentrated in the International and Private Banking Division. Within this framework the Bank's subsidiaries in the USA, the UK and in Uruguay and the branches in Georgetown, Panama and the Bank's agency in New York were made the responsibility of the Division that was already responsible for the subsidiaries in Switzerland and Luxembourg and all of the Group's representatives throughout the world. The consolidation of the Bank's international activities under one roof supports Leumi's strategy in the international sphere.

Legislative Restrictions, Regulations and Special Constraints that apply to the Segment

The private banking segment in Israel operates within the context of laws, directives and regulations, which are imposed on the banking system in Israel by entities such as the Banking Supervision Department, the Supervisor of the Capital Market, Insurance and

Savings, the Antitrust General Director, the Israel Securities Authority and other bodies. Overseas, the branches and representative offices of the Bank operate pursuant to licenses from the Banking Supervision Department in the Bank of Israel and are also subject to local regulators.

Developments in the Markets of the Segment or Changes in Customer Characteristics

On 1 January 2005, the rates of tax payable by Israeli residents on investments in Israel and abroad were equalized, a move that caused a significant increase in the activities of Israeli resident customers in foreign securities and in overseas investments. 2006 was typified by a rise in the indices in the emerging markets and in Asia, which also led to a significant increase in the investment activities in shares and debentures in those markets, and also to the rise in the interest rates in Israel and across the globe which assisted in obtaining improved terms for the structured products that are offered to our customers.

Technological Changes

The private banking segment in Israel implemented two advanced technological systems during 2005, adapted to the needs of the segment's customers and which improve the service provided to them: the Odyssey system, which provides detailed reports to the customers regarding their investments and assets and the Profiler system, which assists the counselor in matching the investment policy to the customers' asset portfolios to suit their needs.

During 2006, the imbedding of these two systems continued. In addition, the Division made use of a temporary CRM (Customer Relations Management) system for strengthening relations with the Bank's customers.

During 2007, the integration of an advanced CRM system will continue and this will strengthen the relations between the counselors and customers, with the objective of providing improved service and increasing customer satisfaction. In addition, use is made of the Reuters and Bloomberg systems for information to support decision making, as well as control systems such as Hold Mail.

Critical Success Factors in the Private Banking Segment

- The broad international spread of the Group's subsidiaries and representative offices.
- A comprehensive and advanced range of solutions and products for managing customers' assets and responding to their needs.
- Counseling customers by a professional team supported by analysts and information systems.
- The provision of personal and individual VIP treatment, over and above routine financial services.

The Main Barriers to Entry and Exit in the Segment

- Training skilled, qualified manpower possessing high levels of professionalism and service ability.
- An international spread of centers of activity across the globe.
- Implementing means of control over all the activities.
- Setting up, maintaining and upgrading advanced technological information systems.
- Offering a broad range of financial products and services.

Products and Services

Private banking customers are offered a range of investment products, including deposits, investments in Israeli and foreign securities, mutual funds, structured products, hedge funds and more. In addition, customers are offered credit and investment banking services including private issues, trust services in Israel and off shore and more.

New Products

A broad spectrum of novel and sophisticated investment products was built and offered to customers of the segment in Israel and overseas during the course of 2006, taking into account the varying conditions in the market and the customers' needs. Among the new products is a wide range of short and long-term structured products, mutual funds, hedge funds and more.

Alternatives to the Products and Services of the Segment

Among the range of products, the private banking segment offers products in cooperation with international bodies within the context of open architecture. Every product has various alternatives according to market conditions and the customer's needs. The segment continually strives to expand the range of products and services for its customers.

Customers

The customers are wealthy individuals who are defined as being high net worth customers and are divided into two main groups of customers – foreign residents and residents of Israel – and based on parameters of financial wealth and types of activity. The customers in the segment receive service from professional teams of counselors at centers spread throughout the country, with the teams being suited to the customer's language requirements.

For further details see page 19.

Marketing and Distribution

The marketing objective is to increase the customer base in the segment and the Bank's share of the customer asset portfolio, while creating an exclusive image, both inside the Group and also *vis-à-vis* the competition. In addition to the face-to-face activities and those through the telephone at the private banking centers, the marketing of products and ancillary services is also carried out through advertising campaigns in the press, aimed at a wealthy target audience, direct mailing, the internet, e-mail, professional conferences and more.

Competition

In the private banking segment, Leumi competes in Israel with Israeli banks and local representatives of foreign banks aimed at the same target audience. Overseas the Bank competes with local banks and investment houses that offer private banking and investment services and also with branches and representative offices of Israeli banks.

Seasonality

There is no significant seasonality in the segment. However, the periods of the religious festivals are typified by increased financial activity among foreign residents as a result of tourists visiting Israel from abroad, some being existing customers and some new customers.

Intangible Assets

Private banking has two significant intangible assets. The first is the segment's logo which was designed by an international advertising agency on the basis of Leumi's logo and includes the words "Private Banking". The logo appears on all private banking's advertising and its communications with customers and the media. In addition, a trademark has been registered in Israel and abroad on the name of the "Leumi Global Managers" series of funds and its shortened version "LGM".

Human Capital

In 2006 the average number of positions in the segment in Israel amounted to some 778 positions, of which 329 were management positions.

Private banking's employees undergo comprehensive training, including professional courses and managerial workshops in Israel and overseas. Great attention is paid to the absorption of staff on the training route for investment counselors, including training to obtain an investment counselors' license from the Israel Securities Authority.

Cooperation Agreements

The private banking segment offers its customers a broad range of products in cooperation with international bodies through open architecture. Through this cooperation, Leumi offers a range of advanced investment products, which are a center of attraction for foreign resident investors- both existing and new investors- thus increasing the volume of assets held through the Group.
There has been significant cooperation in the segment since 2004 with SEI Investments Company, which serves as a sub-investment manager for the series of Leumi Global Managers funds that are distributed abroad.

For further details see pages 163.

Information Regarding Exceptional Change in the Business of the Segment

On 1 February 2006, Leumi completed the acquisition of a minority holding of 6.9% of the shares of Leumi Switzerland from a privately held holding company. Following this acquisition Leumi holds 81.9% of the issued and paid up share capital of Leumi Switzerland and 93.1% of the voting rights.

The following tables set out details of the operating results of the private banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	2006				
	NIS millions				
Profit from net interest income:					
From external sources	(1,017)	-	-	(142)	(1,159)
Inter-segmental	1,184	-	-	321	1,505
Operating and other income:					
From external sources	37	1	99	249	386
Inter-segmental	1	1	12	12	26
Total income	205	2	111	440	758
Provisions for doubtful debts	-	-	-	2	2
Operating and other expenses:					
To external sources	177	3	66	303	549
Inter-segmental	(1)	-	-	70	69
Operating profit (loss) before taxes	29	(1)	45	65	138
Tax provision	13	-	18	21	52
Operating profit (loss) after taxes	16	(1)	27	44	86
External shareholders' share of profits of consolidated companies	-	-	-	(2)	(2)
Operating profit (loss) after taxes	16	(1)	27	42	84
Profit from extraordinary items after taxes	-	-	75	1	76
Net profit (loss)	16	(1)	102	43	160
Return on equity					46.3%

Average balance of assets	1,656	6	-	6,326	7,988
Average balance of liabilities	25,159	-	-	12,672	37,831
Average balance of risk assets	942	39	-	3,758	4,739
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	3,304	1,722	5,026
Average balance of securities	-	-	25,877	34,475	60,352
Average balance of other assets under management	453	-	-	-	453
Margin from credit granting activities	18	-	-	26	44
Margin from receipt of deposits	136	-	-	251	387
Other	13	-	-	(98)	(85)
Total interest income	167	-	-	179	346
Balance of credit to the public	1,478	6	-	2,880	4,364
Balance of deposits of the public	25,419	-	-	11,136	36,555

Main Changes in the Scope of Activity

Deposits of the public in this segment increased by some NIS 1.5 billion (4.4%), stemming from an increase of some NIS 1.6 billion in the segment's activities in Israel and a decrease in the segment's overseas activities of some NIS 0.1 billion. There was an increase in securities activities, including mutual funds, of some NIS 0.7 billion (1.1%), and an increase of NIS 1.0 million in activities in Israel.

The increase in deposits of the public in this segment, as well as in off balance-sheet activities, arises mainly from segmentation at the Bank and the transfer of customers from other segments in Israel, as well as the improvement in the geopolitical situation in Israel,

which allowed for the recruitment of new customers and the expansion of activities with existing customers. During 2006, there was a rise in the number of tourists entering Israel, resulting in an increase in the scope of activities.
Total assets managed by the private banking segment amounted to NIS 100 billion as at 31 December 2006, compared with NIS 99 billion at the end of 2005, an increase of 2.0%.

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	2005				
	NIS millions				
Profit from net interest income:					
From external sources	(773)	-	-	(75)	(848)
Inter-segmental	919	-	-	246	1,165
Operating and other income:					
From external sources	27	-	104	224	355
Inter-segmental	-	1	20	8	29
Total income	173	1	124	403	701
Provisions for doubtful debts	-	-	-	2	2
Operating and other expenses:					
To external sources	143	2	60	357	562
Inter-segmental	-	-	-	64	64
Operating profit (loss) before taxes	30	(1)	64	(20)	73
Tax provision (benefit)	13	-	28	(6)	35
Operating profit (loss) after taxes	17	(1)	36	(14)	38
External shareholders' share of profits of consolidated companies	-	-	-	4	4
Net profit (loss)	17	(1)	36	(10)	42
Return on equity					12.6%
Average balance of assets	1,563	6	-	6,159	7,728
Average balance of liabilities	22,608	-	-	12,091	34,699
Average balance of risk assets	1,012	40	-	3,540	4,592
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	2,828	489	3,317
Average balance of securities	-	-	22,402	33,629	56,031
Average balance of other assets under management	491	-	-	-	491
Margin from credit granting activities	19	-	-	21	40
Margin from receipt of deposits	114	-	-	190	304
Other	13	-	-	(40)	(27)
Total profit from net interest income	146	-	-	171	317
Balance of credit to the public	1,667	6	-	3,005	4,678
Balance of deposits of the public	23,746	-	-	11,262	35,008

Changes in the Net Profit

The net profit of the private banking segment in 2006 amounted to NIS 160 million, as compared with some NIS 42 million in the corresponding period in 2005. The increase in the net profit derived primarily from the segment's share of the profit from extraordinary items from the sale of the activities of Psagot- Ofek, Leumi-Pia and some of the provident funds in the amount of NIS 76 million. Net operating profit after taxes amounted to NIS 84 million, as compared with some NIS 42 million in the corresponding period in 2005, an increase of 100.0%

The segment's total income increased by NIS 57 million, 8.1% However, there was a decrease in expenses of NIS 8 million, despite an increase of NIS 29 million in special salary expenses. Net operating income after tax, on neutralizing special salary expenses, increased by a rate of 131.1%. Most of the increase stemmed from the improvement in the activities in the segment in Switzerland and in the USA.

7. The Financial Management Segment

General

This segment coordinates the financial management of the Bank and of the Group and the following are the segment's spheres of activity.

- Capital management, including public and private issues of subordinated capital notes and debentures.
- Management of the nostro, meaning – the investment of the Bank's independent financial means in tradable investment instruments (primarily debentures and derivative instruments) and in non-tradable investments (primarily deposits with banks).
- The management of exposures from market risks – including the management of basis, interest and liquidity exposures.
- The management of the trading rooms, which provide trading services to the customers of the other segments, primarily in currencies, securities and derivative instruments.
- Price management – by setting transfer prices and costing special financial transactions.
- Developing financial instruments.
- Inter-bank activity in Israel and abroad.

The Structure and Business Strategy of the Segment

The activity of the segment is carried out by the Capital Markets Division, and abroad by managers of market risks of the subsidiaries. The activities include the operation of the trading rooms of the Bank and the nostro, provision of services to customers active in the capital and financial markets, including institutional customers.

The segment's business strategy includes policies for capital management and capital adequacy requirements, market risk and nostro management policy and interest and financial margins policy. The financial management segment's targets are profit targets (while the activities are conducted in the framework of restrictions on exposure to risks that are set by the Board of Directors), the development of advanced financial instruments, including structured products, as well as support of and cooperation with the Bank's other operational segments.

Legislative Restrictions, Regulations and Special Constraints that apply to the Segment

The Bank's activities are subject to laws, regulations and regulatory directives imposed on the banking system in Israel. The Bank is subject to the supervision of various authorities, such as: the Bank of Israel and the Banking Supervision Department, the Supervisor of the Capital Market, Insurance and Saving, the Antitrust General Director and the Israel Securities Authority. Overseas, the subsidiaries and representative offices of the Bank operate under licenses from the Banking Supervision Department and are also subject to local regulation.

The Segment's Profit

The segment's profit is affected mainly by nostro activities. The net interest income of the segment includes mainly the following:

- The results of market risk management, including the changes that occurred in transfer prices. Income and expenses arising due to changes in transfer prices are credited in full to the financial segment, to which all the market risks from the other operational segments are also transferred.
- The results of capital management, including raising and issuing capital to the public.
- Profits/losses on the realization of debentures and unrealized profits/losses on the adjustment to market value of debentures for trading.
- Adjustments to market value of derivative instruments
- Effects of foreign currency/shekel exchange rate and CPI differentials, including adjustments from the translation of the overseas investments, including the effect of related taxes.
- Income arising from investment of pension, jubilee and vacation reserves.
- Certain expenses related to pension liabilities.
- Profits of companies included on the equity basis.

Operating expenses in the segment include primarily direct operating expenses and also indirect expenses related to management of market risks, the nostro securities portfolio and the trading rooms.

In 2006, the net profit of the segment amounted to NIS 718 million, as compared with NIS 617 million in 2005, an increase of 16.4%. This segment includes the Group's share of the profits of companies included on the equity basis, as detailed below.

On the other hand, the following factors partially offset the profit from companies included on the equity basis:

- An increase in special operating expenses, which were not attributed to the other segments, as detailed below:
  The adoption of new mortality tables published by the Supervisor of Insurance, a provision in respect of holiday gifts for Bank alumni (see page 63 of the report) and an increase in the provision for pensions.
  In total these three items caused a reduction of some NIS 192 million in the net income.
- A decrease in the profits from the severance pay reserve, of NIS 77 million, a reduction of NIS 46 million in the net profit.
- Negative exchange rate differentials in respect of overseas investments, primarily at the US subsidiary, which was partially offset by exchange rate differentials in Switzerland and in the UK, which caused a decrease in the net profit of some NIS 110 million, as a result of the effect on the provision for taxes, as explained on pages 64 and 153.
- A decrease in income from the Group's companies included on the equity basis of some NIS 207 million, as detailed on page 134.
- The operating expenses in the segment increased by an amount of NIS 233 million, 74.7%, as a result of special salary expenses not attributed to the activities segments. On neutralization of these expenses, the segment's expenses fell by 9.9% (some NIS 27 million).

The Main Developments in the Business Environment

In 2006 the segment was affected by two main developments:

1. In recent years and especially in 2006, there was a significant increase in the public's financial activities in marketable securities. On the one hand, there was an increase in the demand for marketable securities as a result of the reduction and equalization of the tax

rates on marketable securities compared with deposits and savings plans, and also from the influx of demand from overseas investors. On the other hand, the supply of marketable securities issued by companies increased, following the rise in the value of the securities (shares and debentures), and also as a result of the cancellation of stamp duty, which lowered the costs involved in carrying out issues.

2. As has been the trend in recent years, in 2006 the financial management segment continued to develop a range of structured investment products. These products are generally typified by the assurance of the investment principal together with the possibility of a high yield, which is dependent on variables in a given market. This activity of the financial segment contributed mainly to profitability that was recorded in other segments in the Bank.

In 2006, the Bank began to examine the possibility of increasing the range of investments used in nostro management. Within the context of this examination, trading activity in equities in Israel and overseas is being considered, *inter alia*.

As from 4 September 2006, the Bank has begun to act as a market-maker for the "Shahar" type government debentures, in the format approved by and which is planned to be operated by the Ministry of Finance. In 2006, the turnover from this activity amounted to NIS 23 billion and the income amounted to NIS 906 billion. The balance of loans of Shahar debentures as of 31 December 2006 amounted to NIS 83 million.

Companies Included on the Equity Basis (Non-Banking) (Presented in the "Financial Management" Segment).

The operating results of the Group's non-banking investments, are presented in the "financial management" segment.

The total investment of the Leumi Group in companies included on the equity basis was some NIS 1,251 million as at 31 December 2006, compared with some NIS 2,064 million as at 31 December 2005.

The following table sets out the main changes:

	Balance Sheet Value (in NIS millions)			Market Value (in NIS millions)	
Name of Company	**31 December 2006**	31 December 2005	% change	**31 December 2006**	31 December 2005
The Israel Corporation Ltd.	**1,101**	1,066	3.3	**2,915**	2,363
Migdal Insurance and Financial Holdings Ltd. (1)	**-**	534	-	**-**	1,355
Africa Israel Investments Ltd. (2)	**-**	315	-	**-**	1,197
Af-Sar Ltd. (3)	**-**	46	-	**-**	-
Others	**150**	103	45.6	**-**	-
Total	**1,251**	2,064	(39.4)	**2,915**	4,915

1. On 15 March 2006, the Bank sold 10% of the share capital of Migdal Insurance and Financial Holdings Ltd. and from 31 March 2006, the balance of the investment is presented under the securities item, "shares available for sale".
2. On 27 March 2006, the Bank sold its entire holdings in Africa Israel Investments Ltd.
3. On 9 April 2006, the Bank sold its entire holdings in Af-Sar Ltd.

The contribution to the profit of the Group of the companies included on the equity basis in 2006 amounted to NIS 171 million, as compared with NIS 378 million in the corresponding period in 2005.

The decline in the contribution to profit stems primarily from decline in the profits of The Israel Corporation and from discontinuation of the recording of the profits of Migdal Insurance Holdings and Africa Israel on the equity basis as from the second quarter of the year.

The following table sets out the contribution of the companies to the Group's net income (in NIS millions):

Name of Company	2006	2005	% change
The Israel Corporation Ltd.	129	293	(56.0)
Migdal Insurance and Financial Holdings Ltd.	23	26	(11.5)
Africa Israel Investments Ltd.	12	53	(77.4)
Af-Sar Ltd.	-	3	-
Others	7	3	133.3
Total	171	378	(54.8)

Holdings in Non-banking Holding Corporations (Conglomerates)

The Bank's holdings in non-banking corporations are subject to restrictions determined in the Banking (Licensing) Law, 1981 (the "Banking Law"). The Banking Law determines, *inter alia,* in section 24A that a banking corporation is entitled to hold means of control in one conglomerate (a "Non-banking Holding Corporation") only (a corporation whose capital exceeds some NIS 1,767 million and operates in more than three branches of the economy). The Bank has holdings in one conglomerate - The Israel Corporation Ltd. See the details below in respect of the Bank's holdings in Migdal Insurance and Financial Holdings Ltd. and in respect of the sale of Africa Israel Investments Ltd.

Migdal Insurance and Financial Holdings Ltd. ("Migdal Insurance Holdings")

According to the notice to the Bank at the end of June 2005 by Migdal Insurance Holdings, and the examination conducted by the Bank pursuant thereto (based on data and information provided by the Migdal Group), the Bank notified the Bank of Israel during July 2005 that pursuant to the Bank of Israel's interpretation of section 24A of the Banking Law (an interpretation with which the Bank disagrees), as of the end of March 2005, Migdal Insurance Holdings (the company in which the Bank has holdings), operates in more than three branches of the economy and as such is also defined as a "Non-banking Holding Corporation" ("conglomerate"). Therefore, the Bank requested a reasonable transition period for complying with the requirements of the Banking Law in this regard. The Bank further requested the Bank of Israel's assistance in amending the legislation approved following the Bachar Committee's recommendations so that the recommendations regarding the banks' holdings in insurance companies would also apply to the Bank's holdings in Migdal Insurance Holdings and that the Bank would be able to continue to hold part of its holdings in Migdal Insurance Holdings.

Following the enactment of legislation regarding the capital market reform (see Note 31 to the Financial Statements) and without prejudice to the above, and in addition thereto, the Bank must sell part of its holdings in Migdal Insurance Holdings so that it will no longer hold more than 10% of any type of means of control therein. The Bank has carried out the sale as detailed below.

Sale of Two Non-banking Holding Corporations

The Bank of Israel advised the Bank that it is required to sell its holdings in two conglomerates (Africa Israel and/or Migdal Holdings and/or The Israel Corporation) as soon as possible and no later than 30 September 2006. Should one of the two corporations being sold be Migdal Holdings, the Bank would be entitled to sell its holdings in Migdal Holdings in stages by 31 March 2008 as follows: by 31 March 2007 the holdings of the Bank in Migdal Holdings would not exceed 10%, and by 31 March 2008, the Bank would be required to sell the balance of its holdings in Migdal Holdings (if until such time the Banking Law is not amended so that insurance companies are explicitly excluded from the provisions of Section 24 of the Banking Law).

On 18 January 2006, the Bank notified the Bank of Israel of its intention to sell its holdings in Africa Israel and in Migdal Insurance Holdings.

On 1 February 2006, the Board of Directors approved the entry into a transaction for the sale of the Bank's entire holdings in Africa Israel to Mr. Lev Leviev (the controlling shareholder of Africa Israel) or a company controlled by him, at a price of NIS 150 per share, reflecting a company value of NIS 7,075 million. On 13 February 2006, an agreement was signed for the sale. On 27 March 2006, the transaction was completed. The total consideration to the Bank for the transaction was some NIS 1,131 million. The net profit from the transaction was some NIS 480 million.

On 5 March 2006, an agreement was signed between the Bank and Leumi Real Holdings Ltd., a wholly owned subsidiary of the Bank ("Leumi Holdings") and Participatie Maatschappij Graafschap Holland N.V. (the "Purchaser"), a wholly owned subsidiary of Assicurazioni Generali S.p.A., for the sale of shares in Migdal Insurance Holdings constituting 10% of the issued and fully paid share capital of the company owned by the Bank and Leumi Holdings for a total consideration of some US$ 142 million.

On 15 March 2006, after the receipt of the approval of the Supervisor of Insurance, the transaction was completed. The net profit on the transaction was some NIS 237 million.

Following completion of the transaction, 9.98% of the issued and fully paid share capital of the Migdal Insurance Holdings remains in the hands of the Bank.

Af-Sar Ltd.

An option agreement was signed between the Bank and Africa Israel Investments Ltd. on 31 August 2003, pursuant to which the Bank was granted a put option to sell all of its shares in Af-Sar Ltd. (20% of the shares of Af-Sar Ltd.) to Africa Israel at any time up to 8 March 2006. On 8 March 2006, the Bank informed Africa Israel Investments Ltd. of the exercise of the put option under the option agreement. On 9 April 2006, the transaction was completed, for a consideration of NIS 51.4 million. The net profit from the transaction amounted to some NIS 2 million.

8. "Others" Segment

Activity which has not been attributed to other segments is included in this segment.

This segment includes the Group's other activities, each of which does not amount to a profit segment under the directives of the Bank of Israel.

This activity mainly includes: part of the activities of the capital market companies that are not allocated to other segments and credit card activities.

The net loss of the other segment amounted to NIS 11 million in 2006, as compared with a profit of NIS 49 million in 2005, a decrease of NIS 60 million. The following table sets out details of the main changes in NIS millions:

	2006	2005	Difference
Extraordinary profit	**(3)**	1	(4)
Operating activity at the Bank	**49**	36	13
Leumi Securities and Investments (formerly Psagot Ofek)	**31**	23	8
Leumi & Co.	**-**	20	(20)
Leumi Gemel	**35**	-	35
Leumi-Pia	**23**	1	22
Other companies in Israel	**(3)**	(6)	3
Overseas companies	**15**	51	(36)
Tax adjustments*	**(158)**	(77)	81
Total	**(11)**	49	(60)

* Tax differentials between tax calculations in the segments and the effective tax in the consolidated Report

Profit from Extraordinary Activities – (Presented in the "Others" Segment)

On 15 March 2006, the Bank and Leumi Real Holdings sold 10.0% of their holdings in fully paid share capital of Migdal Insurance Holdings, and as a result the Bank's holding in the share capital of Migdal Insurance Holdings decreased to 9.98%. The net after tax profit from the said sale amounted to NIS 237 million and was recorded as profit from extraordinary items

On 27 March 2006, the Bank sold its entire holdings in Africa Israel Investments Ltd. The net after tax profit from the said sale amounted to NIS 480 million and was recorded as profit from extraordinary items.

On 10 September 2006, the Bank, Psagot-Ofek Investment House Ltd. and its subsidiary companies sold their activities, including their assets and liabilities, following the agreement of 23 June 2006. The consideration received amounted to NIS 1,284 million and the net profit amounted to NIS 681 million.

On 16 November 2006, the Bank and Leumi-Pia Trust Management Co. Ltd. sold its activities, including its assets and liabilities, following the agreement of 15 September 2006. The consideration received amounted to NIS 565 million and the net profit was NIS 335 million.

On 27 December 2006, the Bank and Leumi Gemel sold the goodwill, activities, assets and liabilities related to the provident funds Otzma, Taoz, Rimon and a Central Severance Pay

Fund managed by Leumi Gemel Ltd. The consideration received amounted to NIS 575 million and the net profit was NIS 345 million.

On 31 January 2007, the Bank and Leumi Gemel sold the goodwill, activities, assets and liabilities related to the provident funds, Yaad, Rakia, Sion, Tzur, Sagi, Keshet, Signon (paths), a Central Severance Pay Fund, the Fund for the Payment of Sick Leave and Nidbahim managed by Leumi Gemel. The consideration received amounted to NIS 418 million and the net profit was to some NIS 257 million. This profit will be reflected in the first quarter of 2007.
The extraordinary profits from the sale of the mutual funds and provident funds have been attributed to the various activity segments in accordance with their relative shares of the income from this activity.

For further details regarding the said sales, see pages 38-39, 134-135 and 163-164 below.

Activities in Products

A. Capital market activities - these activities include the activities of mutual funds, provident funds, supplementary training funds and portfolio management. In addition, these activities include the activities of Leumi & Co. Investment House Ltd., which specializes in the provision of investment banking services, business and financial services, capital raising, underwriting, organizing public and private issues, economic advice and valuations.

Following the legislation for the implementation of the reform in the capital market, the Bank sold most of its capital market activities. In the period September – December 2006, the sale of the activities of the Psagot-Ofek Group, Leumi-Pia and some of the provident funds was completed. In October 2006, an agreement was signed for the sale of the remaining provident funds managed by Leumi Gemel and the sale was completed on 31 January 2007.

For details regarding the steps taken by the Bank following the legislation, see Note 31 to the Financial Statements.

Most of the assets managed by the said subsidiary companies are not consolidated in the Group's Financial Statements.

Net profit from the capital market activities amounted to some NIS 1,612 million, compared with NIS 257 million in the corresponding period in 2005, an increase of NIS 1,355 million. The increase in net profit stems from the profit from extraordinary items from the sale of the activities of Psagot-Ofek, Leumi-Pia and some of the provident funds. The operating profit after taxes amounted some NIS 255 million, compared with NIS 258 million in the corresponding period in 2005, a decline of 1.2%. The decline stems from the sale of the activities mentioned above.

The following table sets out details of the activities in the capital market as presented in the various operational segments, including the activities of the customers in the capital market as well as the results of Leumi & Co., Psagot Ofek and Leumi Pia:

	House -holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	2006							
	In NIS millions							
Profit from net interest income	1	-	1	-	-	-	8	10
Operating and other income	512	111	24	95	27	4	431	1,204
Total income	513	111	25	95	27	4	439	1,214
Operating and other expenses	371	66	13	40	15	1	279	785
Operating profit before taxes	142	45	12	55	12	3	160	429
Operating profit after taxes	84	27	8	33	7	2	91	252
Profit from extraordinary items	1,127	75	54	74	29	1	-	1,360
Net profit	**1,211**	**102**	**62**	**107**	**36**	**3**	**91**	**1,612**

	House -holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	2005							
	In NIS millions							
Profit from net interest income	-	-	-	-	-	-	29	29
Operating and other income	623	124	35	90	35	5	313	1,225
Total income	623	124	35	90	35	5	342	1,254
Operating and other expenses	406	60	19	32	15	1	268	801
Operating profit before taxes	217	64	16	58	20	4	74	453
Net profit	122	36	9	33	11	2	44	257

For further details regarding the above activities, see the chapter on the Capital Market and Financial Services Activities of the Bank and the Group on pages 163-164.

B. Credit Cards - Leumi Card

This activity mainly includes the issue of credit cards to private customers and acquiring services for businesses.

The principal credit card activities are carried out by the subsidiary, Leumi Card, which engages in the issue of credit cards, carrying-out acquiring services and the development of payment solutions.

Leumi Card Ltd. was established at the beginning of 2000 and has licensing agreements with the international Visa and MasterCard organizations, under which Leumi Card received licenses to issue and acquire for Visa and MasterCard cards.

As from January 2001, Leumi Card has acted as the issuer of Leumi Visa credit cards jointly with the Bank. In September 2001, the Bank and Leumi Card began issuing MasterCard credit cards to the Bank's customers.

In addition, Leumi Card issues credit cards independently to customers of all the banks, the majority of these customers being members of various clubs who, as mentioned, are not customers of the Bank. Since May 2000, Leumi Card has been operating in the field of Visa acquiring for businesses. Leumi Card commenced acquiring transactions for MasterCard credit cards during April 2002.

In the card-issuing sphere, the number of active cards held by customers continued to rise in 2006 by 14% as compared with 2005. The activity turnover of cards increased in 2006 by

13% as compared with 2005, and as compared with an increase of 9.6% in the system as a whole, according to data published by the Central Bureau of Statistics. The acquiring turnover rose during this period by 14%.

During the course of 2006 Leumi Card continued to expand the services that are offered to its customers.

Leumi Card continued to offer private label type cards of the pre-paid kind – cards that replace vouchers, both as gift cards and also as loyalty cards in chains.

In this regard, the company issued over a million cards.
In addition, Leumi Card continues to lead the market in the issue of "Multi" cards. The number of active Multi cards in the hands of Leumi Card customers at the end of 2006 stood at 107 thousand.

During the course of 2006, Leumi Card signed two strategic cooperation agreements for customer clubs using the Multi infrastructure. The first agreement was signed with the New Mashbir Lazarchan. The second agreement was signed with Supersol.

For business customers, the company offered services in the B to B (business to business) payments sphere, such as supplier cards, whereby the financial activity between a supplier and its customers is conducted through Leumi Card's system and a purchase card, which grants a monetary refund to a business in respect of its purchases.

Profitability

The income of Leumi Card in 2006, before operating, marketing, administrative and general expenses, amounted to some NIS 486 million, compared with NIS 424 million in 2005.

Leumi Card ended 2006 with a net profit of NIS 82 million, compared with NIS 52 million in 2005, an increase of 57.7%.

The following table sets out a summary of income from credit card activity (in NIS millions):

	2006	2005
Profit of Leumi Card Ltd. (after payment of interchange fees)	**82**	52
The Bank's share in interchange fees, before tax	**64**	59
Fees for membership and limitation of responsibility, before tax, collected by the Bank	**62**	47

In addition, the Bank collected NIS 67 million in interest in 2006 (an amount of NIS 58 million in 2005) for providing credit for funding purchases with credit cards.

The following table sets out details of the credit card activities as presented in the various operational segments:

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	2006					
	In NIS millions					
Profit from net interest income	58	-	6	6	15	85
Operating and other income	620	2	7	4	(7)	626
Total income	678	2	13	10	8	711
Provisions for doubtful debts	5	-	-	-	-	5
Operating and other expenses	498	3	10	7	19	537
Operating profit (loss) before taxes	175	(1)	3	3	(11)	169
Net profit (loss)	117	(1)	1	3	(8)	112

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	2005					
	In NIS millions					
Profit from net interest income	63	-	8	5	7	83
Operating and other income	484	1	31	14	14	544
Total income	547	1	39	19	21	627
Provisions for doubtful debts	2	-	-	-	-	2
Operating and other expenses	355	2	38	22	47	464
Operating profit (loss) before taxes	190	(1)	1	(3)	(26)	161
Net profit (loss)	122	(1)	-	(3)	(18)	100

New Products

At the beginning of 2007 Leumi Card began the marketing of a new product without commissions (periodic and service commissions), called Free. The exemption from periodic commissions is conditional, *inter alia*, on the receipt of credit card statements via the internet.

Interchange fees

On 30 October 2006, an arrangement was signed between Leumi Card Ltd., the credit card companies Isracard Ltd., Israel Credit Cards Ltd and the banks that control them, which governs the cross clearing of credit cards of the Visa and the Mastercard types.

The arrangement is for a period of six and a half years and it enables, for the first time, the cross clearing of Visa and Mastercard brands by each of the three largest credit card companies in Israel, to differentiate from the cross clearing arrangements that were customary up to now, which only contained arrangements for Visa cards.

The arrangement includes, *inter alia*, determinations in respect of the rate of the interchange fees (the fees that are paid by the party that acquires the credit card transaction for the issuer of the credit card on which the transaction was made), which outlines a gradual reduction of the interchange fee over the length of the period of the arrangement and the gradual reduction of the range of categories that is customary as of today in relation to the rate of the interchange fee.

In addition, the arrangement contains an outline, according to which the parties will be committed to acting at the end of the period of the arrangement, if they seek to continue the cross clearing amongst themselves, various provisions that will apply to the credit card companies intended to ensure the maintenance of fair competition and the prevention of cross-subsidizing in the competition between the credit card companies.

The credit card companies, and the banks that control them, including the Bank, filed an application for the approval of the arrangement (the "Application") with the Restrictive Trade Practices Tribunal on 30 October 2006, as well as an application for the granting of a temporary permit to act in accordance with the arrangement in the interim period until its final approval. In parallel, an urgent application was filed with the Restrictive Trade Practices Tribunal, with the consent of the Antitrust General Director, for the granting of a temporary permit, according to which the carrying out of cross-clearing in accordance with the principles in the arrangement will be allowed.

On 31 October 2006, the tribunal granted temporary approval for the arrangement until a ruling on the temporary permit is made. In addition, the tribunal announced that in the light of the agreement of the parties, it intended to grant a temporary permit for the arrangement by the earlier of 31 May 2008 or the decision on the case itself. The tribunal's ruling on this matter has not yet been received. At the same time, on 15 January 2007, applications were made on behalf of various communications companies to delay the ruling in the matter of the temporary permit.

On 18 December 2006, Clallit Health Services filed an objection to the arrangement with the Restrictive Trade Practices Tribunal.

On 15 February 2007, various marketing chains and communications companies filed their opposition to the approval of the arrangement with the Restrictive Trade Practices Tribunal.

In the Bank's opinion, the new arrangement will not have a material impact on the Bank.

Gamma Management and Clearing Ltd.

On 28 December 2005, Leumi Card purchased 20% of the shares of Gamma Management and Clearing, which is a leader in the field of the discounting of credit card transactions. Within the framework of the transaction, Leumi Card was granted an option to purchase an additional 67% of the company's shares and at a later stage all of the shares in the company, subject to the receipt of approval from the Antitrust General Director and the terms set in the sale agreement.

On 27 January 2006, the Antitrust General Director announced that she views authorizing the merger as problematic, due to the absence of cross-clearing for credit cards. The General Director further announced that when cross clearing develops, this could be seen as a change in the circumstances that could lead to the positive consideration, in principle, of the said merger.

In the light of the negotiations held in advance of the signature on the cross clearing agreement with credit card companies, on 24 October 2006 the Bank approached the Antitrust General Director once again in order to receive her approval for the merger which would come about as the result of the exercise of the option.

On 22 January 2007, the Bank and Gamma informed the Antitrust General Director of the withdrawal of the notice of the merger, such that at this stage no decision is required from the General Director in this regard.

Sundry

1. In accordance with the circular of the Banking Supervision Department dated 21 February 2007, credit card companies have to publish financial statements in accordance with provisions of the directives on reporting to the public by credit card companies. The directive is in force from the annual report for 2006.

2. Negotiations are being held between the Bank and Migdal Insurance and Financial Holdings Ltd. in respect of a transaction under which 10% of the issued and paid up capital of Leumi Card Ltd. would be issued at a price reflecting a company valuation of some NIS 1.5 billion, following the issue. In addition, Migdal would be given an option to receive a further 10% of the company at a price that would be agreed in advance.
The transaction is conditional on the completion of the negotiations, the signing of an agreement between the parties, the approval of the authorized bodies at the Bank and Migdal and the receipt any required regulatory approvals.

Profit Centers in the Group

The following table sets out details of the contribution of the Group's major profit centers to net operating profit:

	2006*	2005*	Change	2006**	2005**	Change
	NIS millions		%	NIS millions		%
The Bank	**757**	1,003	(24.5)	**855**	970	(11.9)
Consolidated companies in Israel (1)	**367**	400	(8.3)	**367**	400	(8.3)
Overseas consolidated companies (2)	**157**	273	(42.5)	**59**	306	(80.7)
Non-banking companies (1)	**173**	383	(54.8)	**173**	383	(54.8)
Net operating profit	**1,454**	2,059	(29.4)	**1,454**	2,059	(29.4)
Overseas' subsidiaries profit, in nominal terms (US$ millions) (3)	**70**	52	34.6	**70**	52	34.6

* Translation adjustments in respect of overseas investments were offset against translation adjustments of the financing sources at the Bank after the effect of taxes.
** According to the financial statements
(1) Leumi & Co.'s non-banking companies were included in the data of the consolidated companies in Israel.
(2) After certain adjustments to Israeli accounting principles.
(3) As reported by the overseas subsidiaries, including overseas branches and minority interests.

Following are the Main Changes in the Contributions of the Profit Centers (after translation adjustments):

- The decrease in net operating profit at the Bank stems mainly from the increase in special salary expenses, as explained above on page 62 and from an increase in the rate of the provision for taxes, which was partially set off by a reduction in the provisions for doubtful debts in the amount of NIS 546 million. On neutralizing the effect of the special salary expenses, the Bank's net operating profit increased by NIS 270 million, 24.8%.

- The decrease in the net operating profit of consolidated companies in Israel mainly stems from a decrease in the profits of Leumi Mortgage Bank of NIS 77 million and Leumi & Co. of some NIS 20 million and the Arab Israeli Bank NIS 12 million. On the other hand, the capital markets companies increased their contribution despite the payment of management fees of some NIS 42 million. Leumi Card increased its contribution to profits by NIS 19 million as did Leumi Gemel, with an increase of NIS 38 million. The contribution of the capital market companies and Leumi Gemel was against a decrease in the payment of management, marketing and distribution fees, following the reform in the capital market.

- The decrease in profits of overseas subsidiaries stems mainly from negative exchange rate differentials in respect of the investment, as compared with positive exchange rate differentials in the corresponding period in 2005, primarily in the USA.

- The decrease in the contribution of the companies included on the equity basis stems mainly from the decline in the profits The Israel Corporation and from the discontinuation of the recording of equity profits from Migdal Insurance Holdings and Africa Israel Investments as from the second quarter of 2006

The overseas subsidiaries' profits in nominal terms as published by them (including the Bank's overseas branches and minority interests) amounted to some US$ 70 million, an increase of US$ 18 million. The contribution of the overseas subsidiaries in shekels, after certain adjustments to Israeli accounting principles, totaled NIS 157 million, compared with NIS 273 million in 2005 - a decline of 42.5%. Excluding the effect of the translation adjustment, the profit of the overseas subsidiaries amounted to NIS 59 million, as compared with NIS 306 million in the year 2005.

The following table sets out a summary of the above data:

	For the year ended 31 December	
	2006	2005
	NIS millions	
Profits of the subsidiaries in shekels (the Group's share)	**237**	241
Exchange rate differentials on the investment	**(178)**	65
Exchange rate differentials on the net cost of sources of finance	**98**	(33)
Total contribution of the subsidiaries (after setting off net sources of finance)	**157**	273

See pages 152-162 for further details of the overseas subsidiaries.

The following table sets out the overseas subsidiaries' net profits as reported by them:

	2006	2005	Change
	NIS millions		%
Bank Leumi USA – US dollars	**22.8**	27.0	(15.6)
Bank Leumi UK – pounds sterling	**12.0**	10.7	12.1
Bank Leumi Switzerland - Swiss francs	**13.2**	(16.5)	-
Leumi France – euros	**(0.3)**	(0.6)	-
Bank Leumi Luxembourg – euros	**1.9**	1.6	18.8
Luxinvest - US dollars	**7.7**	1.1	-
Leumi Romania – ron	**(10.5)**	-	-
Leumi Re – US dollars	**5.3**	9.8	(45.9)
Others – US dollars	**1.2**	0.5	140.0

1 ron = US$ 0.388

Activities According to the Group's Structure

The volume of activities in Israel increased in 2006 by 4.8% and by 0.3% overseas.

Credit to the public in activities in Israel amounted to some NIS 161.6 billion at the end of 2006, compared with NIS 162.0 billion at the end of 2005, a decrease of 0.3%. Credit to the public in overseas activities amounted to some NIS 22.2 billion at the end of 2006, compared with NIS 20.6 billion at the end of 2005, an increase of 8.1%.

Deposits of the public in activities in Israel amounted to some NIS 195.8 billion at the end of 2006, compared with NIS 185.9 billion at the end of 2005, an increase of 5.3%. Total deposits in overseas activities amounted to some NIS 36.0 billion at the end of 2006, an increase of 0.3%.

The following table sets out a breakdown of operating profit after taxes (excluding non-banking companies):

	2006	2005	Difference
	NIS millions		
The Bank (1)	**757**	1,003	(246)[3]
Consolidated companies in Israel (2)	**367**	403	(36)
Overseas consolidated companies (1)(2)	**160**	276	(119)
Total	**1,284**	1,682	(401)

(1) On neutralizing the effect of net exchange rate differentials in respect of financing overseas investments.
(2) Not including data on non-banking companies controlled by them.
(3) On neutralizing the effect of special salary expenses, an increase of NIS 271 million.

In addition, income was recorded in Israel from the profits of non-banking companies in the amount of NIS 173 million, as compared with NIS 383 million in 2005. Total net operating profit in Israel amounted to NIS 1,297 million in 2006, a decline of NIS 490 million, 27.5%, as compared with 2005, and on neutralizing special salary expenses, an increase of NIS 48 million.

Information According to Geographical Regions*

The following table sets out the main details according to geographical regions (NIS millions):

	Total Assets			Credit to the Public			Deposits of the Public		
	31 December								
Region	**2006**	2005	Change	**2006**	2005	Change	**2006**	2005	Change
			%			%			%
Israel	**244,956**	233,627	4.8	**161,577**	162,069	(0.3)	**195,787**	185,885	5.3
USA	**24,461**	28,394	(13.9)	**12,776**	12,477	2.4	**19,886**	23,698	(16.1)
UK	**10,600**	8,635	22.8	**6,548**	5,445	20.3	**8,501**	6,816	24.7
Switzerland	**2,960**	3,161	(6.4)	**1,859**	1,946	(4.5)	**555**	1,206	(54.0)
Luxembourg	**4,748**	3,335	(42.4)	**147**	133	10.5	**5,877**	3,674	60.0
Romania	**1,044**	-	-	**443**	-	-	**735**	-	-
Others overseas	**572**	710	(19.4)	**414**	554	(25.3)	**482**	549	(12.2)

* Classified according to the location of the office.

The following table sets out a breakdown of the spread of net profit according to geographical area:

	Net Profit (NIS millions)		
Region	**2006**	2005	% Change
Israel (1)	**3,465**	1,815	90.9
USA (2)	**(85)**	258	(132.9)
UK (3)	**138**	60	130.0
Switzerland (4)	**(1)**	(62)	(98.4)
Luxembourg (5)	**14**	4	250.0
Romania	**(20)**	-	-
Others overseas (6)	**23**	61	(62.3)
Total	**3,534**	2,136	65.4

The profit from overseas activities is shown according to contribution to the consolidated profit.

1. Net profit in Israel increased by some NIS 1,650 million, most of the increase arising from profit from extraordinary items after taxes at the Bank in Israel of some NIS 1,284 million (excluding non-banking companies). The increase at the Bank mainly stems from:
   - an increase in net interest income of some NIS 499 million;
   - a decrease in provisions for doubtful debts in the amount of NIS 546 million;

   On the other hand, the following matters partially offset the changes, as follows:
   - a decrease in operating and other income of NIS 53 million.
   - an increase in the cost of voluntary retirement of NIS 62 million.
   - an increase in operating expenses of NIS 992 million (of which salaries accounted for NIS 814 million), of which special salary expenses amounted to NIS 890 million.

   In addition, the net profit increased at a number of subsidiaries in Israel, mainly: Leumi Card, Leumi Securities and Investments (formerly Psagot Ofek), Leumi-Pia and Leumi Gemel.

2. The decline in the profit of the subsidiary in the USA derives from the appreciation of the shekel against the dollar, as compared with a depreciation in 2005. In addition, the subsidiary corrected the opening balances for the years 2004-2005 by an amount of some US$ 7.3 million as the result of the restatement of transactions previously defined as hedging transactions and in relation to which it became clear that they did not comply with the accounting rules on the subject. The amendment was reflected in the current profit for the year in the consolidated profit and loss statement.

3. The decrease in profit at the subsidiary in the UK stems from negative exchange rate differentials due to the appreciation of the shekel against the pound sterling that was partially offset by an increase in the subsidiary's profits.

4. The profit at the subsidiary in Switzerland stems from the improvement in the profitability of the subsidiary that was partially offset by the increase in computer expenses, and primarily by the appreciation of the shekel against the Swiss franc.

5. The decline in the profit stems from a decline in the subsidiary's profitability and from the appreciation of the shekel against the euro.

6. The profit relates primarily to Leumi Re and stems from the release of insurance reserves for pending claims.

See Note 28B to the Financial Statements for further details.
See below on pages 155-162 for further details of the profits of the overseas subsidiaries, as reported by them.

Activities of Major Subsidiaries and Affiliates*

The Leumi Group operates in Israel and overseas through subsidiaries which are banks, a mortgage bank, finance companies and financial services companies. The Group also invests in non-banking corporations operating in the fields of insurance, infrastructure and real estate. (See page 165 with regard to investments in non-banking corporations).

The Bank's total investments in subsidiaries and affiliates amounted to NIS 12,778 million on 31 December 2006, compared with NIS 10,964 million on 31 December 2005, and their contribution to the Group's net profit amounted to NIS 600 million, compared with NIS 1,089 million in 2005. On offsetting translation adjustments in respect of overseas investments, their contribution to profit was NIS 698 million, compared with NIS 1,056 million in 2005.

The following table sets out the breakdown of the contribution of the Bank and its subsidiaries and affiliates to the net profit of the Group (1):

		Return on Group's Investment		Contribution (1) to Group's Profit		
		2006	2005	**2006**	2005	Change
		%	%	NIS millions		%
The Bank (2)		-	-	**2,836**	1,080	162.6
Consolidated subsidiaries in Israel, total		**8.8**	10.3	**368**	400	(8.0)
of which:	Leumi Mortgage Bank	**2.8**	7.6	**50**	126	(60.3)
	Arab Israel Bank	**19.1**	24.0	**61**	74	(17.6)
	Leumi Card	-	-	**82**	63	30.2
	Leumi & Co. Investment House (3)	**2.6**	17.0	**5**	25	(80.0)
	Leumi Securities and Investments (previously Psagot Ofek)	**40.3**	30.4	**41**	24	70.8
	Leumi Gemel	-	-	**38**	-	-
	Leumi-Pia	-	7.7	**26**	1	-
	Leumi Real Holdings	**5.7**	12.9	**17**	31	(45.2)
	Leumi Industrial Development	**1.5**	3.6	**2**	4	(50.0)
	Leumi Agricultural Development	**5.9**	2.9	**4**	2	100.0
	Leumi Finance	**4.2**	5.1	**7**	8	(12.5)
	Leumi Leasing and Investments	**3.4**	4.7	**24**	31	(22.6)
	Others	**2.8**	2.4	**11**	11	-
Overseas consolidated subsidiaries, total (2)		**3.7**	6.8	**157**	273	(42.5)
of which:	Leumi USA (BLC)	**1.0**	7.7	**24**	167	(85.6)
	Leumi (UK)	**12.8**	9.4	**114**	83	37.3
	Leumi Switzerland	**0.4**	-	**3**	(34)	-
	Leumi France	-	-	**(2)**	(4)	50.0
	Leumi Luxembourg	**10.4**	6.4	**11**	7	57.1
	Leumi Romania	-	-	**(26)**	-	-
	Leumi Re	**27.4**	93.2	**26**	47	(44.7)
Companies in Israel included on the equity basis, total (4)		**8.7**	21.3	**173**	383	(54.8)
Group's total net profit		**22.1**	14.3	**3,534**	2,136	65.4

(1) The profit (loss) shown is according to the Group's share in the results. The profit from the sale of holdings in companies are attributed to the Bank.

(2) Translation adjustments in respect of overseas investments were offset against translation adjustments of the financing sources at the Bank after the effect of taxes. For details on profitability without the offset of translation adjustments see below on pages 152.

(3) Including the profit and/or loss of the companies of Leumi & Co. that are included on the equity basis.

(4) For details with regard to the sale of companies included on the equity basis see pages 134-135.

* Definition of subsidiaries and affiliates – see Note 1E(1) to the Financial Statements.

See Note 28 to the Financial Statements for further details.

See Note 6 to the Financial Statements concerning the investment in and contribution to Group profit of each of the major subsidiaries.

Consolidated Subsidiaries in Israel

The Bank's total investments in consolidated subsidiaries in Israel amounted to NIS 6,130 million on 31 December 2006, compared with NIS 4,178 million on 31 December 2005. Their contribution to Group net profit amounted to some NIS 336 million in 2006 compared with NIS 400 million in 2005, a decrease of NIS 34 million, 8.5%. The decrease in profit stems mainly from a decrease in the profits of Leumi Mortgage Bank, Leumi & Co. and the Arab Israel Bank, which were partially offset by an increase in the profits of Leumi Card, Psagot Ofek, Leumi Pia and Leumi Gemel. The Group's return on investment in the above companies was 8.8% in 2006 compared with 10.3% in 2005.

Financial and other data concerning the major consolidated subsidiaries is presented below on the basis of their financial statements:

The Arab Israel Bank Ltd.

The Arab Israel Bank was established in 1960 with the object of providing financial services to and providing a solution for the special requirements of the Arab population.

The Arab Israel Bank operates through 24 branches, situated mainly in the north of Israel and in the northern "Triangle", serving the Arab sector. The bank engages in the entire range of banking activities. The Arab Israel Bank's total assets amounted to NIS 3,852 million at the end of 2006, compared with NIS 3,431 million at the end of 2005. Net profit of the Arab Israel Bank totaled NIS 61.6 million in 2006, compared with NIS 74.3 million in 2005, a decrease of 17.1%. The net return on shareholders' equity reached 19.1% in 2006, compared with 24.0% in 2005.

Shareholders' equity of the Arab Israel Bank amounted to NIS 335 million as at 31 December 2006, compared with NIS 322 million as at 31 December 2005. The Arab Israel Bank distributed a dividend of NIS 60 million for 2006.

The ratio of equity to risk assets reached 19.49% as at 31 December 2006 compared with 21.21% as at 31 December 2005.

Medium and Long-Term Financing Companies*

The assets of these companies amounted to NIS 7.5 billion at the end of 2006, compared with NIS 7.7 billion at the end of 2005. The business activity of these companies complements the activity of the Bank. The net profit of these companies amounted to some NIS 36.7 million in 2006, compared with NIS 46.1 million in 2005.

* Including Leumi Industrial Development, Leumi Agricultural Development, Leumi Finance Company and Leumi Leasing & Investments.

Below are details concerning the main companies:

Leumi Leasing & Investments Ltd.

The company finances the acquisition of equipment pursuant to medium and long term leases and also operates as a complementary unit to the Construction and Real Estate Division of the Group.
The balance of credit to the public totaled NIS 671 million as at 31 December 2006, compared with NIS 670 million at the end of 2005.
The company's total assets totaled NIS 938 million as at 31 December 2006 as compared with NIS 986 million at the end of 2005.

The net profit in 2006 totaled NIS 23.8 million, compared with a profit of NIS 31.4 million in 2005.

Leumi Finance Company Ltd.

The company serves as the Leumi Group's vehicle for the issue of debentures to the Israeli public. The proceeds of these issues are earmarked for deposit at the Bank for its use, at its discretion and its responsibility.

The company's total assets amounted to NIS 6,343 million at the end of 2006, compared with NIS 6,476 million at the end of 2005. Shareholders' equity totaled an amount of NIS 155 million as at 31 December 2006. The company's net profit amounted to NIS 6.8 million in 2006, compared with net profit of NIS 7.8 million in 2005.

The Bank has undertaken to indemnify Leumi Finance in respect of amounts that it is unable to pay, in respect of the indemnity that it gave to its directors and other officers and also to the lawyers for the said issues, in regard to these issues.

The Board of Directors of the Bank has approved the framework for additional issues of subordinated notes by the company, that are intended for inclusion in the Tier II capital of the Bank and/or debentures and/or other financial instruments, for an overall monetary consideration of NIS 4 billion.

Leumi Industrial Development Ltd.

Leumi Industrial Development's total assets amounted to NIS 104 million at the end of 2006, compared with NIS 105 million at the end of 2005. Shareholders' equity amounted to NIS 103 million as at 31 December 2006. The net profit of Leumi Industrial Development amounted to NIS 1.6 million in 2006, compared with a net profit of NIS 3.7 million in 2005.

Leumi Agricultural Development Ltd.

Leumi Agricultural Development's total assets amounted to NIS 102 million at the end of 2006, compared with NIS 100 million at the end of 2005. Shareholders' equity amounted to NIS 101 million as at 31 December 2006. The net profit of Leumi Agricultural Development amounted to NIS 4.5 million in 2006, compared with NIS 3.2 million in 2005.

Leumi Mortgage Bank Ltd.

Leumi Mortgage Bank was founded in 1921 and is the oldest mortgage bank in Israel.

Leumi Mortgage Bank mainly concentrates its activities on granting loans to apartment purchasers, loans for construction and renovation of real estate and loans for financing all purposes based on existing residential properties.

Total credit to the public at Leumi Mortgage Bank was NIS 33.0 billion at the end of 2006, compared with NIS 32.8 billion at the end of 2005, an increase of 0.6%. This amount does not include credit from deposits according to the extent of collection totaling NIS 8.2 billion as against NIS 8.6 billion at the end of 2005, which, in accordance with the directives of the Supervisor of Banks, may not be included in the balance of credit to the public in the balance sheet.

Leumi Mortgage Bank's share of the credit portfolio in the mortgage bank system as at 31 December 2006, according to the Bank of Israel report on activities, was 26.0% including credit to contractors.

Leumi Mortgage Bank's total assets amounted to NIS 33.3 billion on 31 December 2006, compared with NIS 33.1 billion at the end of 2005, an increase of 0.6%.

The net profit of Leumi Mortgage Bank amounted to NIS 50 million in 2006, compared with NIS 126 million in 2005, a decrease of 60.7%. The net return on shareholders' equity came to 2.9% in 2006, compared with 7.6% in 2005.

Shareholders' equity of Leumi Mortgage Bank amounted to NIS 1,800 million at the end of 2006, compared with NIS 1,741 million at the end of 2005, an increase of 3.4% which stems mainly from accumulated net profit.

The capital adequacy ratio (ratio of shareholders' equity to risk assets) was 9.69%, at the end of 2006, compared with 9.53% at the end of 2005. The minimum rate required by the Supervisor of Banks is 9.0%.

Leumi Mortgage Bank received a guarantee from the Bank in the sum of NIS 4 million (NIS 9 million in 2005) to secure a group of loans.

Leumi Mortgage Bank operates through representative offices spread throughout the country and its operations in Leumi branches (91 mortgage desks) and through 10 independent branches.

During 2006, it was decided to make a change to the organizational structure of Leumi Mortgage Bank.

As part of the new structure, the activities of Leumi Mortgage Bank are concentrated into a number of units, the heads of which report directly to its CEO.

With regard to the change to the organizational structure of Leumi Mortgage Bank, see pages 97-98 above.

In consideration for the use of the Bank's branches, communications and other services, Leumi Mortgage Bank paid NIS 31 million to the Bank in 2006, as compared with NIS 29 million in 2005.

On 1 January 2006 the Supervisor of Banks of the Bank of Israel published a circular regarding the manner of calculation of the provision for doubtful debts in respect of housing loans. It is stated in the circular, *inter alia*, that a bank that has elected to calculate provisions in respect of loans in accordance with the depth of arrears method even if it is not required to do so by the directives, is not entitled to reduce the provisions by means of a decision to make specific provisions. In addition, clarifications were given regarding the manner of calculating the depth of arrears, instructions were given regarding the manner of calculating provisions in respect of arrangements and reorganizations of loans, and also the manner of calculating provisions in respect of loans in which the principal is repaid in one amount. In addition, the circular relates to the clearance of a debt in arrears after the balance sheet date and does not permit the reduction of the provision even if cash was received in respect of the arrears after the balance sheet date. The new circular applies as from the financial statements as of 31 March 2006.

The effect of the circular, which applies from the first quarter of 2006, on the provision for doubtful debts, according to the figures as at 31 December 2005, was the addition of the amount of some NIS 64 million. The said gap derives primarily from the reduction of the provisions as of the balance sheet date in respect of assets that were realised and their consideration received after the balance sheet date, from the clearance of loans in arrears after the balance sheet date, assets whose realization is expected in the near future and also receipts expected in respect of insurance indemnities. According to the directive issued by the Supervisor of Banks, the reduction of the provision in the cases noted will only be made in the event that the cash is received by the bank before the date of the financial statements.

Regarding the legal claims against Leumi Mortgage Bank – see Notes 18 I(3) to I(4) to the Financial Statements.

Leumi & Co. Investment House Ltd ("Leumi & Co.")

Leumi & Co. is the non-banking investments vehicle of the Leumi Group and specializes in providing a full range of investment banking services, business and financial services, capital raising and investments, mergers and acquisitions services, underwriting and organizing public and private issues, economic advice and appraisals.

Leumi & Co. employs a staff of 37 people, most of who are economists, accountants and other academics.

Leumi & Co. ended 2006 with a profit of NIS 13 million, compared with a profit of NIS 30 million in 2005.

Shareholders' equity as at 31 December 2006 totaled NIS 265 million, compared with NIS 240 million at the end of 2005.

Below are details concerning the development of the main fields of activity:

A. Investments in Non-Banking Companies

Leumi & Co. is responsible for the management of the non-banking holdings portfolio of the Leumi Group.

Leumi & Co. is active in initiating, locating and carrying out direct investments in businesses and companies. Leumi & Co. has invested in 41 companies, venture capital funds and private equity funds active in the fields of hi-tech, communications, commerce and real estate. The balance of the investments and undertakings to invest in these companies and businesses as at 31 December 2006 amounted to some NIS 982 million.

Leumi & Co. invests in non-banking corporations as an auxiliary corporation under the provisions of the Banking (Licensing) Law. Since it is unable to control the companies in which it has invested in the light of legal restrictions, Leumi & Co. stringently examines the quality of the management, the stability of the partners and the manner of investment.

The investment portfolio of Leumi & Co. includes, *inter alia*, holdings in:

- Keshet Broadcasting Ltd., which is one of the two license holders of the Second Television Channel.
- Technorov Holdings (1993) Ltd., which invests in hi-tech companies.
- Tene Investment in the Kibbutzim Industries Fund and Tene Growth Capital (Investment Fund), which specialize in investments in mature companies among kibbutz industries.
- Fox-Wizel Ltd, which engages in designing, manufacturing and marketing clothing and fashion accessories.
- Yashir I.D.I. Insurance Co. Ltd.
- Hanita Coatings R.C.A. L.P., which engages in the development, metallization, coating and covering of films and polymer sheets.
- Netafim (A.C.S) Ltd., which engages in the production and marketing of irrigation systems (through Tene Irrigation Investment Fund L.P.).
- Africa Israel Properties Ltd., which is responsible for the activities of the Africa Israel Group in initiating, establishing and operating structures for industry, office space and commerce in Israel and abroad.
- Cellcom Israel Ltd., which operates a cellular phone network.
- Aman Holdings (A.C.S) Ltd. high pressure casting which manufactures aluminum alloy products and brass (through Tene Irrigation Investment Fund L.P.).
- Caesar Stone Ltd., which manufactures and markets quartz surfaces (through Tene Irrigation Investment Fund L.P.).
- Lumenis Ltd., which manufactures laser equipment for beauty and medical treatments (through LM Partners L.P.).
- Leumi & Co. has invested NIS 235 million in venture capital, real estate and private equity funds out of undertakings to invest some NIS 472 million. The balance of the amount will be transferred to the funds on request.

B. Strategic Cooperation with an Overseas Investment Bank

Leumi & Co. has signed a strategic cooperation agreement with the Jefferies Broadview investment bank for the provision of investment banking services in the fields of mergers and acquisitions, issues and capital raising abroad, with a focus on companies active in the fields of technology and the life sciences.
Jefferies Broadview is a leading investment bank in the USA and one of the major market-makers on the NASDAQ and the New York Stock Exchange.
The Broadview Group, a division of Jefferies, has been one of the dominant investment bankers in the M&A market for Israeli technology companies in the last decade.

C. Investment Banking Services

Leumi & Co. assists its customers in executing merger and acquisition transactions. The services are provided to Israeli and overseas companies wishing to effect strategic expansion by way of acquisition or to investors or holders of control interesting in selling or reducing their investments.

The basket of services within this framework includes: assistance in the definition of the company's requirements and strategic objectives, the specification of the optimal investment/investor for the achievement of those objectives, the identification of target investments/investors on a global basis, assistance in making contact with the target company, involvement in negotiations until their conclusion, deal structuring in a manner that will serve the customer's objectives and assistance in accessing sources of finance for the transaction.

In its operations, Leumi & Co. cooperates with investment houses and other entities in Israel and around the world.

D. Underwriting and Management of Issues

Leumi & Co. engages in the management of public and private issues through its subsidiary, Leumi & Co. Underwriters Ltd. Leumi & Co. Underwriters provides issuing companies with all the services required for the issue: structuring the issue, setting up a consortium of underwriters and marketing the issue.
The company ended 2006 with a net profit of NIS 9.5 million as against NIS 27 million in the previous year.

E. Securities (Underwriting) Regulations

On 20 February 2007, the Finance Committee of the Knesset approved the Securities (Underwriting) (Amendment) Regulations, 2007, which significantly restrict the ability of Leumi & Co. Underwriters to lead public issues. These regulations are expected to bring about a material adverse change to the business of Leumi & Co. Underwriters under its current ownership structure.

See page 37 above for further details.

F. Economic Analyses and Appraisals

The subsidiary National Consultants (Natconsult) Ltd. engages in economic analyses, economic appraisals and financial counseling for economic entities in the Israeli economy.
The company prepares economic studies and valuations for capital raising purposes, the examination of investments and the extension of credit.
In addition, the company reviews the large companies traded on the Israeli capital market on an ongoing basis as well as many Israeli companies that are traded on NASDAQ, for Bank Leumi, and for the Bank's customers.

G. Leumi Start Venture Capital Fund

Leumi & Co. manages the Leumi Start Ltd. venture capital fund through the management company Leumi Start Management (2000) Ltd. (a wholly-owned subsidiary). The two companies were established in 2000. Leumi Start Ltd. is a fund of the Fund of Funds type, which has raised some NIS 72 million from private customers and the Bank, and has invested in five venture capital funds. The state of the fund is influenced by the state of the companies and the technological ventures in which the venture capital funds have invested, the state of the economy worldwide and of the technological sector in particular.

Overseas Consolidated Companies, Branches and Agencies

The Group's international activity is carried out by a network of subsidiary companies, branches, agencies and representative offices spread across 21 countries in 82 offices and branches. The Bank's main units are located in the world's most important financial centers: New York, London, Zurich and Luxembourg.

The Group's deployment overseas is operated in order to maximize the business potential of Israeli business customers, local middle-market customers that operate in sectors of the economy in which Leumi has the expertise, know-how and resources needed to provide financial services, international entities active in Israel and the local Jewish community where the units and representative offices are located. The Bank's major overseas target population is commercial companies and wealthy private customers. These customers receive a range of services, such as private banking services, investment financing, foreign trade and transactions in foreign currency and their derivatives. The cooperation between the overseas units and the Bank in Israel and amongst the overseas units enables maximum utilization of the relative advantage of each and every unit.

The Bank has decided to extend the Group's international activity, both by expanding existing activity and through acquisitions and mergers. In light of this decision, the acquisition of a bank in Romania was completed in August 2006. The bank operates 35 branches and engages in a wide range of financial activity, including receipt of deposits, granting credit, international trade and foreign currency activity.

In parallel with the launching of the strategic aim of expanding the Bank's international activity and as a constituent part thereof, the Bank is reinforcing the monitoring and control of its overseas units.

For this purpose, a department which collects information regarding exposure to risks at the subsidiaries was established in the International and Private Banking Division. This department will engage in ongoing monitoring, analysis, identification, mapping and evaluation of material points of risk in the overseas subsidiaries. This unit will report to the Board of Directors of the Bank on a quarterly basis on ongoing developments and special findings.

The Bank's total investment in overseas units amounted to NIS 4,382 million at the end of 2006, compared with NIS 4,220 million at the end of 2005.

The following table sets out the contributions of the major overseas consolidated companies to the Group's net profit:

	Yield on the Group's investment				Contribution to the Group's profit					
	For the year ended December 31									
	2006*	2005*	2006**	2005**	2006*	2005*	2006**	2005**	Rate of change	
	%		%		NIS millions				%	%
Leumi USA (B.L.C.)	1.0	7.7	-	11.5	24	167	(91)	250	(85.6)	-
Leumi UK	12.8	9.4	15.6	6.8	114	83	138	60	37.3	130
Leumi Switzerland	0.4	-	-	-	3	(34)	(1)	(62)	-	-
Leumi Luxembourg	10.4	6.4	11.7	2.2	11	7	13	2	57.1	+
Leumi Re	27.4	93.2	21.7	97.2	26	47	21	49	(44.7)	(57.1)
Leumi Romania	-	-	-	-	(26)	-	(20)	-	-	-
Others	3.2	1.7	-	5.0	5	3	(1)	7	66.7	-
Total of overseas consolidated companies	3.7	6.8	1.4	7.7	157	273	59	306	(42.5)	(80.7)

* Translation adjustments in respect of the overseas investments have been set-off against the translation adjustments in respect of the Bank's sources of finance after tax effects. The following are the amounts offset:
Leumi USA-NIS (115.5) million in 2006 compared with NIS 82.4 million in 2005.
Leumi UK-NIS 24.4 million in 2006 compared with NIS (22.9) million in 2005.
Leumi Switzerland-NIS (3.2) million in 2006 compared with NIS (28.5) million in 2005.

** Per the financial statements

The contribution of the consolidated overseas companies, including exchange differentials in respect of the investment, to the Group's reported net profit in shekels in 2006 amounted to a profit in the sum of NIS 59 million as compared with a profit of NIS 306 million in 2005.

The change in the contribution to profit derives mainly from the effect of the appreciation of the shekel against the dollar which was partially offset by the depreciation of the shekel against the euro and sterling. The net effect of the exchange differentials was to decrease the profits by NIS 178 million in 2006 compared with an increase to the profits by NIS 65 million in 2005. The net financing expenses that were incurred by the Bank and partially offset these exchange differentials amounted to some NIS (98) million in 2006 compared with NIS 33 million in 2005.

The following table sets out a summary of the above data:

	For the year ended 31 December	
	2006	2005
	In NIS millions	
The units' profits in shekels (the Group's share of operating activities)	**237**	241
Exchange differentials in respect of the investment	**(178)**	65
Exchange differentials in respect of the cost of sources of finance, net	**(98)**	(33)
Total contribution of the units (after offsetting the sources of finance, net)	**157**	273

The following table sets out details of the net profit (loss) of the overseas units, as reported by them:

	2006	2005	Change
	In millions		%
Bank Leumi USA ($)	**22.8**	27.0	(15.6)
Bank Leumi UK (£)	**12.0**	10.7	12.1
Bank Leumi Switzerland (CHF)	**13.2**	(16.5)	-
Leumi France (euro)	**(0.3)**	(0.6)	-
Bank Leumi Luxembourg (euro)	**1.9**	1.6	18.8
Luxinvest ($)	**7.7**	1.1	-
Leumi Romania (ron)	**(10.5)**	-	-
Leumi Re ($)	**5.3**	9.8	(45.9)
Other ($)	**1.2**	0.5	140.0

The following table sets out a summary of the assets and liabilities of the Bank's overseas units and branches (in US$ millions* prior to offsetting mutual balances):

	31 December	
	2006	2005
Credit to the public	**5,208**	4,429
Deposits with banks	**2,362**	1,954
Securities	**3,661**	4,162
Other assets	**401**	342
Total	**11,632**	10,887
Deposits of the public	**8,669**	7,707
Deposits from banks	**578**	419
Other liabilities	**1,288**	1,742
Shareholders' equity	**1,097**	1,019
Total	**11,632**	10,887
Total trust deposits and managed securities	**9,373**	8,676

The assets of the consolidated foreign subsidiaries and overseas branches of the Bank amounted to NIS 49.1 billion (US$ 11.6 billion) at the end of 2006, compared with NIS 50.1 billion (US$ 10.9 billion) at the end of 2005.

* The translation to US dollars is a convenience translation of the data according to the representative rates of exchange on 31 December 2006 and 31 December 2005, respectively.
- The amounts are as published by the subsidiaries.
- The data in shekel terms is presented in the report according to sectors - see Note 28 to the Financial Statements.

The following table sets out principal data regarding the Bank's overseas units (in US$ millions) on 31 December 2006:

	USA	UK	Switzerland	Luxembourg	Romania
Total assets	**5,764**	**2.505**	**741**	**681**	**223**
Credit to the public	**2,964**	**1,546**	**436**	**34**	**105**
Deposits of the public	**4,755**	**2,048**	**203**	**622**	**175**
Shareholders' equity	**555**	**179**	**180**	**38**	**37**
Trust deposits and managed securities	**2,726**	**581**	**5,109**	**746**	**2**
Net profit (loss)	**30**	**26**	**10**	**3**	**(6)**
Return on equity (%)	**6.0**	**11.5**	**8.5**	**9.4**	**-**

The net profit of all the consolidated overseas companies, including overseas branches, as published by them, totaled US$ 70 million in 2006, compared with US$ 52 million in 2005, an increase of US$ 18 million.

The contribution of the overseas units to the net profit in shekels of the Group in 2006 totaled NIS 59 million, compared with NIS 306 million in 2005, a decrease of 80.7%

The decrease in the units' contribution in shekels derives from a decrease in the profitability of the unit in the USA, and negative exchange rate differentials in respect of the overseas investments as compared with positive exchange rate differentials in 2005.

See Notes 6 and 28 to the Financial Statements for further details concerning the contribution of the units to the Group's profit.

Bank Leumi le-Israel Corporation

Bank Leumi le-Israel Corporation ("BLL Corp.") was incorporated in the United States in 1984 and is a wholly owned subsidiary of the Bank. BLL Corp. is defined under US law as a bank holding company, and its principal activity is the holding of its subsidiary, Bank Leumi USA.

BLL Corp.'s total assets amounted to US$ 5.8 billion as at 31 December 2006, compared with US$ 6.1 billion at the end of 2005, and the annual profit amounted to US$ 30.1 million, compared with US$ 27.0 million in 2005, an increase of 11.5%.

The return on equity of BLL Corp. reached 6.0%, compared with 5.7% in 2005.

As at 31 December 2006 the equity amounted to US$ 555 million. The ratio of equity to total assets was 9.4% and the ratio of equity to risk assets was 12.4%.

Within the context of the strategy of expanding the Group's overseas activity, in 2004, BLL Corp., together with a professional entity and additional private investors, participated in establishing an investment company (SBIC), which is incorporated as a limited partnership, under a US government program to encourage small businesses - the Small Business Investment Program (SBA Act) which is operated by a government entity, the Small Business Administration ("SBA").

According to the terms and conditions of the government program, the SBIC can invest in the share capital of small companies (other than real estate companies or investment companies) with shareholders' equity not exceeding US$ 18 million and annual profit (after tax) not exceeding US$ 6 million. Subject to the SBA's approval, the company will be able to receive financing from the SBA matching the investment of private investors and BLL Corp. in a ratio of 2:1.

BLL Corp. has joint control together with the professional entity with which it established the SBIC, since they are both owners of the SBIC's general partner.

BLL Corp. has undertaken to invest US$ 12.5 million, and all the other limited partners together have undertaken to invest a further US$ 43.5 million. The SBA has given an undertaking for matching financing up to a ratio of 2:1.

In the years 2004 to 2006, BLL Corp. invested some US$ 5.6 million, and less accrued expenses the balance of the investment as at 31 December 2006 totaled some US$ 3.4 million.

Bank Leumi USA

Bank Leumi USA (BLUSA), incorporated in 1968, holds a commercial banking license from the State of New York and is a member of the FDIC (Federal Deposit Insurance Corp.). BLUSA has three branches in the State of New York, four branches in California, three branches in Florida, two in Illinois and an additional branch in the Cayman Islands. In June 2006, BLUSA closed its representative office in Boston.

BLUSA engages in commercial banking, primarily in financing medium and larger sized local companies, in international banking and also private banking for US and non-US residents. BLUSA offers full banking services to Israeli companies and to Israeli residents interested in the products and services of an American bank.

BLUSA's consolidated assets amounted to US$ 5.8 billion on 31 December 2006, compared with US$ 6.1 billion at the end of December 2005. Total shareholders' equity amounted to US$ 415 million on 31 December 2006 compared with US$ 376 million at the end of 2005. Credit to the public totaled US$ 2,964 million at the end of 2006, an increase of 11.7%, while the deposits of the public, which totaled US$ 4,787 million, decreased by 0.8%.

Customers' managed securities portfolios, which are not included in the balance sheet, totaled US$ 2,941 million at the end of 2006, compared with US$ 2,618 million at the end of 2005.

In an examination carried out at BLUSA, it was discovered that transactions that were defined and accounted for as hedging transactions did not comply with the accounting directives in this regard. As a result, BLUSA restated its financial statement data for 2004-2005. The effect on the previous years' balances amounted to US$ 7 million. Since this is not material at the Leumi Group level, the Bank attributed the entire difference to the 2006 results.

BLUSA ended 2006 with a net profit of US$ 25.8 million, compared with US$ 20.1 million in 2005 (after reinststement).

The return on equity of net profit in 2006 was 7.1% compared with 7.2% in 2005.

The balance of the provision for doubtful debts amounted to US$ 64 million at the end of 2006, constituting 2.10% of total credit to the public. This provision is 3.7 times more than the non-performing loans.

The ratio of equity to total assets was 6.9% (6.2% - 2005) and the ratio of equity to risk assets was 11.4% (11.6% - 2005). These ratios exceed the US supervisory authorities' capital adequacy requirements.

BLUSA established and has been operating since June 2001, wholly-owned brokerage company in New York called Leumi Investment Services Inc. ("LISI"), through which most of the securities transactions for BLUSA's customers are carried out.

LISI holds a license from the NASD to engage in securities brokerage operations and is intended to serve BLUSA's private banking customers, including both US and non-US residents. LISI acts as an agent/broker/dealer and engages in purchasing and selling securities for and on behalf of its customers and executes options transactions that are ancillary to securities transactions for its customers. During 2003 the company received approvals to extend its spheres of activity, including the sale of insurance as an agent and the marketing of mutual funds managed by large investment houses.

As part of BLUSA's business activity, leasing activity was expanded through a subsidiary. In addition, private banking activity for international customers was expanded and a new unit was established in Miami for the management of international private banking customers. Part of the activities carried out in New York will be transferred to this unit. In parallel, BLUSA expanded private banking activity for wealthy local customers.
BLUSA is taking steps to expand the volume of its activity both by expanding its network of branches and also by locating opportunities for acquisitions and mergers.

As the result of an audit conducted by the supervisory authorities in the USA, BLUSA has taken steps to improve and strengthen its controls and procedures in respect of the prevention of money laundering.

For details of an SEC investigation see the section "Legal Proceedings" on page 197 below.

The Bank's Branches and Agency

The Bank operates an agency in New York, a branch in Panama and a branch in Georgetown.

Total assets of the agency and branches amounted to some US$ 934 million at the end of 2006 (before offsetting mutual balances), compared with some US$ 647 million at the end of 2005. Credit to the public totaled US$ 103 million at the end of 2006, compared with US$ 131 million at the end of 2005. Deposits of the public totaled US$ 880 million at the end of 2006, compared with US$ 598 million at the end of 2005. The profit for 2006 amounted to US$ 2.6 million, compared with US$ 3.0 million in 2005.

The Panama branch provides full banking services, including credit, international trade and private banking. The majority of its customers are business customers from the Panama free trade zone that import merchandise from the Far East and export it mainly to South American countries. The principal services for these customers are within the fields of international trade and foreign currency operations.

The Georgetown branch is registered in the Cayman Islands and operates in accordance with the local laws and directives. The branch's principal activity is to accept deposits of Israeli customers, both private customers and companies.

Bank Leumi (UK)

Bank Leumi (UK) plc was founded in 1959 and continues the activity of the Group in England that began in 1902. The subsidiary operates in London, and through a branch in Manchester and a banking subsidiary in the Island of Jersey, and also through a trust company in Jersey, Leumi Overseas Trust Corporation Limited, which is wholly-owned by Bank Leumi (Jersey) Ltd.

Bank Leumi (UK) engages in commercial and private banking. The commercial banking activity includes real estate financing, international trade, Israel-related business and Israeli companies active in England and in financing the media sector (movies and television programs).

Bank Leumi (UK) finances a wide range of activities in the real estate field in the UK and Western Europe, including real estate investment and development and financing of commercial and residential real estate. The financing is provided to both local and non-resident customers.

In accordance with the strategy of Bank Leumi (UK) to expand private banking activity, on 11 February 2005, Bank Leumi (UK) acquired from Riggs Bank N.A., the Jersey company Riggs Bank & Trust Company (Channel Islands) Limited for a consideration of some £ 13 million. The company engaged in providing private banking and trust services. Bank Leumi (UK) also acquired certain banking business in London. The acquisition included deposits and investments of customers in an amount of some £ 48 million, a credit portfolio of some £ 88 million, and a trust business portfolio of some £ 230 million, mostly with the bank that was acquired in Jersey.

Bank Leumi (UK) reorganized its activity in Jersey by merging the banking activities of the company that was acquired into Leumi Jersey, in June 2005, and the company that was acquired and its trust activities into Leumi Overseas Trust Corporation, in October 2005. The successful merger of the said activities created a basis for Bank Leumi (UK) to expand its private banking services, while entering into new segments of the market. The results of the total activities in Jersey in 2006 reflect a significant improvement as compared with 2005.

In the last quarter of 2005, Bank Leumi (UK) recruited a team that specializes in financing international commodity trade, and thus added to its many years of experience in the field of financing international trade and expanded its customer base. Total credit to the pubic granted by this team at the end of 2006 amounted to £ 72 million and £ 55 million in guarantees and letters of credit, and total deposits raised amounted to £ 15 million.

Both of these contributed significantly to the increase in profits of Bank Leumi (UK) in 2006.

In order to expand the range of products offered to its customers, Bank Leumi (UK) established a subsidiary, Leumi ABL Limited, this year, to operate in the field of asset based lending, including invoice discounting and factoring. The company began operating in offices in the south of England in June 2006, and on 31 December 2006 it had 51 active customers with credit to customer volumes of £ 10.5 million.

Total consolidated assets of Bank Leumi (UK) amounted to £ 1,277 million at the end of 2006, compared with £ 1,093 million at the end of 2005. Deposits of the public increased from £ 908 million at the end of 2005 to £ 1,044 million at the end of 2006. Bank Leumi (Jersey)'s portion of the balance of deposits at the end of 2006 was £ 181 million.

Credit to the public expanded from some £ 680 million at the end of 2005 to £ 788 million at the end of 2006. Bank Leumi (Jersey)'s portion of the balance of credit at the end of 2006 was £ 90 million.

Capital, reserves and surpluses totaled some £ 91 million on 31 December 2006, compared with some £ 117 million at the end of 2005.

The subordinated loan amounted to £ 35.5 million on 31 December 2006, compared with £ 4.8 million at the end of 2005.

Bank Leumi (UK)'s board of directors resolved to change its mix of shareholders' equity, and on 28 December 2006, Bank Leumi (UK) increased its subordinated loan by £ 30.6 million by means of the issue of a subordinated note to the Bank in this amount, while decreasing its Tier I capital by the distribution of a dividend of £ 3.10 per share, for a total of £ 30.6 million.

The purpose of the change in the capital mix was to match the capital structure of Bank Leumi (UK) to the standard in the banking industry in the UK.

The consolidated net profit of Bank Leumi (UK) amounted to £ 12.0 million in 2006, compared with £ 10.8 million in 2005, an increase of 11.1%.

The return on equity of net profit in 2006 amounted to 11.5%, compared with 10.1% in 2005. The capital to total assets ratio was 7.1% (10.7% in 2005) and the capital to risk assets ratio was 15.85% (2005 – 18.25%).

Bank Leumi le-Israel (Switzerland)

Bank Leumi le-Israel (Switzerland) ("Bank Leumi Switzerland"), was founded in 1953.

Bank Leumi Switzerland has two branches, in Zurich and Geneva. Bank Leumi Switzerland also has a wholly-owned subsidiary that manages mutual funds and two representative offices, in Israel and Hungary. Bank Leumi Switzerland specializes in providing private banking services to international customers, including receiving trust deposits, selling structured products, managing discretionary accounts and managing securities investment portfolios.

In December 2006, the license for the operation of the representative office of the Bank in Switzerland was returned to the authorities, in coordination therewith. The license was held by the Bank since the 1950s, but was never used.

Total assets of Bank Leumi Switzerland amounted to CHF 903 million at the end of 2006, compared with CHF 957 million at the end of 2005. The profit in 2006 amounted to CHF 12 million, compared with a loss of CHF 16.5 million in 2005. The loss in 2005 arose from a special provision as detailed below, and special costs related to the conversion of the computer system.

Total capital and reserves, including inner reserves, amounted to CHF 220 million at the end of 2006 (of which CHF 3 million was inner reserves), compared with 2005 when this amount stood at CHF 206.5 million (of which CHF 2.4 million was inner reserves).

Bank Leumi Switzerland's board of directors resolved in February 2007 to change its mix of shareholders' equity by increasing its Tier II capital by CHF 50.0 million by means of the issue of a subordinated note to the Bank. In a similar amount, and in parallel, the Tier I capital was decreased by the distribution of an ordinary dividend of CHF 12.8 million, and a one-time dividend of CHF 50.0 million.
The purpose of the change was to match the capital structure of Bank Leumi Switzerland to the standard in the banking industry in Switzerland.

At the beginning of January 2001, Bank Leumi Switzerland discovered, at its Zurich branch, accounts of customers in respect of which suspicions arose that unauthorized transactions had been carried out by a senior local employee, who served as a member of the management of Bank Leumi Switzerland and managed the private banking department. He was immediately released from his duties and dismissed by Bank Leumi Switzerland, which filed a criminal complaint against him.

In consequence of the event, a thorough examination was made of the customers' accounts in respect of which it was suspected that unauthorized transactions had been carried out. In consequence of the said event, Bank Leumi Switzerland made provisions between 2000 and 2004 in an aggregate amount of some CHF 214.5 million. In 2005 the provisions were increased by a further amount of CHF 21.1 million. Bank Leumi Switzerland reached settlements with most of the customers who suffered damage from this event, and is making every effort to do so with regard to the few matters which remain open.
Comprehensive reports were made to the banking supervisory authorities in Switzerland and Israel. In December 2006, the State Prosecutor announced the filing of an indictment against the employee. The trial will begin during 2007.

At the end of 2006, the volume of trust deposits and securities portfolios managed and/or held for customers amounted to CHF 6.4 billion, similar to at the end of 2005. In 2006, Bank Leumi Switzerland distributed structured deposits and securities in an amount of CHF 880 million.
In 2006, the balance of discretionary accounts remained unchanged. Bank Leumi Switzerland offers five investment strategies in various currencies that are matched to the customer's risk profile.
In addition, Bank Leumi Switzerland continued distributing structured products and alternative investments to its customers.

In 2005 and 2006, Bank Leumi Switzerland focused on a project to adopt a new IT system ("Globus" of the Swiss Temenos company), the purpose of which was to increase Bank Leumi Switzerland's operating ability and to provide a high level of global private banking services to its customers. The system was installed during 2005.
In addition, Bank Leumi Switzerland carried out all the operations required, including installing an automatic system for control of money transfers, to comply with the new directives relating to the anti-money laundering law that came into force in Switzerland in July 2004.

In February 2006, the Bank acquired 4,535 additional shares, constituting 6.9% the paid-up share capital of Bank Leumi Switzerland. Following the said acquisition, the Bank's holdings in Leumi Switzerland afford it the right to receive 81.8% of the profits and 93.0% of the voting rights.

Leumi International Investments N.V. ("LII")

The company serves as the vehicle through which the Bank Leumi Group issues notes to the public overseas. The proceeds are intended for the use of the Group. In December 1997, the company published an offering circular for a Medium Term Note Program, pursuant to which LII can issue notes up to a total of US$ 1.0 billion, guaranteed by the Bank. The notes were listed on the Official List of the London Stock Exchange. In December 2005, US$ 112.5 million was raised through an issue of subordinated capital notes, redeemable in December 2012 and bearing interest at the rate of six months LIBOR plus 0.5%. No issues were made in 2006.

In total, LII has raised US$ 1.087 billion within the context of this program, of which some US$ 0.55 billion had been repaid by the end of 2006.

The program is still open and allows additional issues and/or further issues in place of notes redeemed, on terms to be determined. As the date of this Report, US$ 462 million could be raised.

On 18 December 206, the registration of the above securities in issue at the time was transferred from the Official List to the Professional Securities Market of the London Stock Exchange, following the coming into effect of new regulations in the European Union. This was done with the consent of the trustee of the program.

Leumi France

Within the context of the Leumi Group's strategic policy, on 31 March 2004, the banking license of Leumi France, which had operated since 1972, was returned, after it had complied with its obligations to its customers. The unit continues to operate as a financial company, the major part of whose activity is recovering outstanding credit and administrative management of operations required further to the discontinuation of the activity as a bank. Its name was changed to Leumi France S.A.

In parallel with the discontinuation of the subsidiary's activity as a bank, Leumi opened a representative office in Paris.

Total assets of Leumi France on 31 December 2006 amounted to € 3.5 million compared with € 5 million on 31 December 2005, and the capital means at the end of 2006 amounted to € 3.2 million (€ 3.5 million at the end of 2005).

The loss of Leumi France amounted in 2006 to € 0.3 million, compared with a loss of € 0.6 million in 2005.

Exceptional Event

The French police conducted an investigation at a number of banks in France, including Leumi France, with regard to a money laundering network between Israel and France, in connection with Leumi France's activities as one of the correspondents that handled the checks drawn on French banks, which were delivered for clearing to banks in Israel.
Within the context of this investigation, which was referred to an investigating judge, Leumi France and two of its senior employees were also questioned under caution.
In July 2006 the investigating judge decided that there was no basis for the claims against Leumi France and its senior employees in connection with involvement in the money laundering matter in which various entities in France were involved, and the case against them was closed.

Bank Leumi (Luxembourg)

Bank Leumi Luxembourg S.A. was established in 1994 and opened to the public in May 1995. Bank Leumi Luxembourg provides its customers with a selection of private banking services, including deposits, trust deposits and investments in securities.

Total assets at the end of 2006 amounted to some € 518 million, compared with some € 484 million at the end of 2005.

At the end of 2006, deposits of the public totaled some € 473 million as against some € 446 million at the end of 2005. Trust deposits and securities held by customers of the bank totaled € 687 million at the end of 2006, compared with € 610 million in 2005. In 2006, Bank Leumi Luxembourg expanded its capital market activities. In February 2006 a representative office of Bank Leumi Luxembourg was opened in Israel.

In 2006 the net profit totaled € 1,842 thousand as compared with a profit of € 1,472 thousand in 2005.

The capital means of Bank Leumi Luxembourg totaled some € 29 million (including € 2.5 million of uncalled authorized capital), compared with € 27.9 million at the end of 2005.

The board of directors of the bank resolved to distribute a dividend of € 2 million to the shareholders.

Leumi (Latin America)

Leumi (Latin America) S.A. was established in 1980 and operates through a head office in Montevideo and a branch in Punta del Este. Leumi (Latin America) provides private banking services to overseas customers.
Total assets of Leumi (Latin America) were US$ 36 million at the end of 2006, compared with US$ 30 million at the end of 2005. Capital, reserves and surpluses totaled some US$ 6.1 million on 31 December 2006, compared with some US$ 5.5 million at the end of 2005.

The year 2006 ended with a profit of some US$ 230 thousand compared with a profit of some US$ 70 thousand in 2005. The balance of off-balance sheet activity totaled some US$ 209 million in 2006, compared with US$ 198 million in 2005.

Brazil Representative Office

In December 2005, an investigation was commenced in Brazil at the Bank's representative office and that of another large Israeli bank in Sao Paolo, which was carried out by the local police. As part of the investigation, a number of customers were questioned and documents taken. The Bank submitted a request to transfer the investigation to the federal police, and the judge agreed to the request and ordered the transfer of the investigation to the federal authorities. The Bank has requested that the investigation be closed, in the light of the legal opinions of the local counsel representing the Bank. In the second half of last year, there were no developments whatsoever in this regard and at this stage, it is not possible to estimate the results of the investigation or whether it will be continued or closed.

Bank Leumi Romania (previously Eurom Bank S.A.)

On 23 October 2005, the Bank and S.C. Kolal B.V. ("Kolal"), which was the controlling shareholder of Eurom Bank S.A., signed an agreement according to which the Bank would acquire control of Eurom Bank from Kolal.

On 4 August 2006 the transaction between the Bank and Kolal was completed, pursuant to which the Bank acquired over 99% of the issued and paid-up share capital of Eurom Bank from Kolal, for a consideration of some US$ 46 million. An advance and amounts paid to cover loans and expenses in the amount of US$ 12 million were offset from this sum.
The name of the company was changed to Bank Leumi Romania in August 2006.

In September 2006, the Bank increased Bank Leumi Romania's shareholders' equity by some US$19 million.

As of the third quarter of 2006, the financial statements of Bank Leumi Romania are consolidated in the Leumi Group's Financial Statements.

Leumi Romania is a banking institution in Romania, and operates some 35 branches and offices and engages in varied financial activity that includes the receipt of deposits, the extension of credit, international trade and foreign currency activities.

2006 ended with a loss of some US$ 6,687 thousand, compared with a loss of US$ 6,454 thousand in 2005.

The total assets of Bank Leumi Romania amounted to US$ 222.8 million at the end of 2006, compared with US$ 146.4 million at the end of 2005. Deposits of the public amounted to US$ 175.5 million at the end of 2006, compared with US$ 121.6 million at the end of 2005, and credit to the public amounted to US$ 105.2 million, compared with US$ 65.6 million at the end of 2005.

The capital, reserves and surpluses amounted to US$ 37.0 million on 31 December 2006, compared with some US$ 20.5 million at the end of 2005.

Leumi Re

In June 2002, the Bank established Leumi Re Ltd. in the Island of Guernsey. The company is wholly owned by the Bank and serves as a reinsurer for insurance companies that insure the Leumi Group. The company's issued capital is US$ 30 million, of which US$ 6 million is fully paid-up. Furthermore, the Bank undertook in a guarantee to make additional amounts available to Leumi Re, up to an amount of US$ 9 million. The Bank has also given an unlimited guarantee to the insurer, New Hampshire Insurance Company, to secure payment of the insurer's claims against Leumi Re Ltd.

The company was established with the approval of the Bank of Israel, which determined that:
- the Bank shall hold 100% of the means of control of the company;
- the company shall engage in banking insurance, insuring liabilities and insuring property;
- the company shall only engage in insurance for the Bank Leumi Group.

The company's total assets at the end of 2006 amounted to US$ 37.9 million, compared with US$ 34.9 million at the end of 2005, and the insurance reserves amounted to some US$ 11.8 million, compared with some US$ 9.3 million at the end of 2005. The net profit for 2006 amounted to US$ 5.3 million, compared with US$ 9.8 million in 2005.

Since 2003, the financial statements of the company have been prepared on the basis of the revised accounting rules of the Association of British Insurers. In accordance with these rules, the company's financial statements are prepared on an annual basis according to which the insurance reserves are calculated on the basis of an assessment of the estimated cost of settling the claims that have been reported, as at the date of the statements.

Capital Market and Financial Services Activities of the Bank and the Group

The activities of the Group includes a variety of capital market services for all customer sectors, including institutional entities, businesses and households, including: counseling on securities and financial assets, the provision of brokerage securities services for customers, the provision of securities custodian services, management and underwriting of securities issues, activities in the fields of options, futures contracts and structured products, services for portfolio managers who manage their customers' portfolios in the Bank, the provision of lending and borrowing services relating to securities transactions and more.

The Group also provides varied financial services through subsidiaries that specialize in additional fields, such as credit card issue and operation and trust services.

In 2006, subsidiary companies of the Bank engaged in additional activities: management of provident funds, supplementary training funds and mutual funds and the management of discretionary securities portfolios. These activities were sold by the Bank, as the result of the reform of the capital market, in a number of transactions that were completed during the course of 2006, and in part at the beginning of 2007. Most of the assets managed by these companies are not consolidated in the Financial Statements of the Group.

The following table sets out details of income from management fees from mutual funds, provident funds and supplementary training funds, in NIS millions:

	2006	2005	**2006**	2005
	Consolidated		The Bank	
Mutual funds	**391**	429	**162**	291
Provident funds	**217**	205	**87**	137
Supplementary training funds	**28**	28	**28**	28
Total	**636**	662	**277**	456

Following the reform, the Group's activities in the capital market will focus mainly on the provision of investment counseling, the field of pension counseling once the Bank receives a license to engage in this activity, the provision of various services in connection with customers' activities in securities and the provision of operating services to entities operating in the capital market.

Also, the Bank began acting as a chief market maker in Israeli government debentures, having been appointed by the Ministry of Finance to be one of the chief market-makers. Market-making trading began on 4 September 2006. Furthermore, as from 24 April 2006, the Bank has been acting as a market maker for futures contracts on "Shahar" government debentures, having been appointed by the Tel Aviv Stock Exchange as a market maker for the said contracts.

See pages 33-41 above and Note 34 to the Financial Statements for further details in respect of the effect of the reform of the capital market and the sale of the holdings in mutual funds and provident funds.

Mutual Funds

Following the reform of the capital market, the Bank sold its activities in the field of mutual fund management in two transactions that were completed during the third and fourth quarters of 2006.

On 11 September 2006, the sale of the activities of the Psagot-Ofek Group to York Capital was completed, for a consideration of NIS 1,284 million (the consideration was reduced by some NIS 66 million in respect of a decrease in the volume of the assets in the mutual funds). The net profit in respect of the sale amounted to NIS 681 million.

On 16 November 2006, the sale of the activities of Leumi-Pia Trust Management Co. Ltd. was completed, for a consideration of NIS 565 million. The Bank's net profit in respect of the sale was some NIS 335 million.

With regard to the filing of an indictment against the Bank, subsidiaries and a number of employees of the Bank and the subsidiaries relating to *prima facie* offences pursuant to section 82 of the Joint Investment Trust Law, see page 197 and Note 18 I (5) below.

Leumi Global Managers Funds

During the course of 2004 Leumi Global Managers ("LGM") was established in Luxembourg, which manages funds overseas through the manager-of-managers system. The funds are marketed throughout the Leumi Group overseas, subject to the laws applicable to the operations.

The establishment of the LGM funds is the result of cooperation between the Leumi Group and SEI Investments Company ("SEI"), a leading international company in this field, which as at the end of December 2006 managed assets exceeding US$ 181.5 billion.

SEI specializes in managing funds through the manager-of-managers system. SEI's funds are managed by portfolio managers who are specialists in the specific market in which the fund invests. SEI specializes in active management of the funds, while operating risk control and monitoring measures that allows it to use a combination of investment managers and to replace investment managers with others, when in SEI's opinion the others have a greater potential to achieve a yield over time.

The LGM funds include two equity funds, three mixed funds (80% debentures, 20% equity) which are dollar-based, euro-based and globally based, an aggressive debenture fund and a solid fund that was added in 2006.

As at 31 December 2006, some two and a half years after commencement of activity, the LGM funds had accumulated some US$ 386 million.

Provident Funds

Following the legislation regarding the reform of the capital market, the Bank, together with Leumi Gemel, sold the goodwill, activities, assets and liabilities related to the provident funds managed by Leumi Gemel Ltd.

On 27 December 2006, the sale of a group of five provident funds, the largest of which being Otzma, Taoz and Rimon, and the management system of the provident funds to Harel Insurance Company Ltd. and Harel Provident Funds Ltd. was completed, at a price of NIS 575 million, following a price reduction due to adjustments agreed to between the parties. The net profit of the Bank, following adjustments and tax provisions, was some NIS 345 million.

On 31 January 2007, the sale of additional provident funds, the largest of which being Sion, a Central Severance Pay Fund, Tzur and Sagi, to Prisma Provident Funds Ltd. was completed, at a price of some NIS 418 million, following a price reduction due to adjustments agreed to between the parties. The net profit of the Bank, following adjustments and tax provisions, was some NIS 257 million.

Together with the signing of the agreements with the purchasers of the provident funds, distribution agreements and agreements for the provisions of operating services were signed.

Employees' Supplementary Training Funds

Kahal Employees' Supplementary Training Fund Ltd. ("Kahal") (under the joint management of the Bank and Israel Discount Bank Ltd.) – the value of the assets managed by Kahal and Kahal Paths Supplementary Training Fund (under the management of Kahal Management of Study Funds (1996) Ltd. ("Kahal Management"), a joint subsidiary of the Bank and Israel Discount Bank Ltd.) reached some NIS 10.7 billion on 31 December 2006, compared with some NIS 10.6 billion at the end of 2005.

Following the reform of the capital market, on 26 May 2006, an agreement was signed between the Bank, Israel Discount Bank Ltd., Kahal and Kahal Management, and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management, for a consideration of NIS 260 million. Such amount will be adjusted in accordance with the volume of the supplementary training fund assets being sold as at the date of completion. The Bank's share of the consideration amount is NIS 149.5 million.

It has been agreed that the Bank will enter into an agreement with Kahal and with the Purchaser for the provision of operating services by the Bank to the funds sold, as well as a distribution agreement, under which the Bank will distribute the funds. A distribution agreement regarding the provident funds managed and to be managed by the Migdal group was signed in October 2006.

Completion of the transaction is subject to the fulfillment of certain conditions and receipt of regulatory approvals.

The Bank Leumi le-Israel Trust Co. Ltd.

This company, founded in 1939, provides a range of trust services which address the business and personal needs of its customers. In the capital market field, the company serves as trustee of issues of debenture and exchange traded certificates, as trustee for the allotment of options and shares to employees and interested parties, and also as a trustee of pledged shares. Other fields of activity in which the company engages: trusteeship of financial assets for Israeli and foreign residents, management of real estate assets (including buying and selling), escrow accounts – supervision of agreement implementation, safeguarding original source computer programs in trust, managing private and public funds, executing wills and administering estates and representation at general meetings of corporations.

The company's income from trust business for 2006 amounted to NIS 10.5 million, compared with some NIS 9.5 million in 2005. The company's net profit in 2006 amounted to NIS 4.3 million, compared with NIS 3.6 million in 2005.

Competition

The company's main competitors are the large accounting and law firms, some of the banks' trustee companies and additional bodies which provide trust services.

Customers

The Company provides services to a range of customers; to private customers, Israeli and overseas residents, it provides services in the fields of financial asset management, real-estate management and the execution of wills and the management of estates. To business customers, companies and institutional bodies it provides services in the fields of trusteeship for the issue of debentures, options to employees, pledges on shares and representation at companies' general meetings.

In the last two years there has been a significant increase in the scope of the company's activities in the field of trusteeship for issues of debentures and exchange traded certificates. During 2006, the company became trustee of additional public and private issues having a volume of some NIS 4.5 billion, compared with issues having a volume of some NIS 9 billion in 2005.

During the course of 2005, the Israel Securities Authority issued directives which mainly restrict trust companies that are associated with the banking groups from acting as trustees for debenture issues. This may restrict the company's ability to act as trustee for certain issues. The basis for these directives is the Authority's fear of conflicts of interest between the trustee and its parent company (the Bank) and other companies in the group. Thus for example, the company cannot serve as trustee for an issue of a company that has material obligations to the Bank, or where the proceeds of the issue are placed on deposit with the Bank.

Trust Business

In addition to The Bank Leumi le-Israel Trust Co. Ltd. mentioned above, a number of additional companies in the Group also engage in trust services, particularly Bank Leumi Switzerland, a subsidiary of Bank Leumi (UK) in the Island of Jersey and Bank Leumi USA.

These activities yielded the following income:

- Trusteeship for monies, securities, and real estate:	some NIS 14.2 million (NIS 11.1 million in 2005)
- Estate and property management:	some NIS 0.9 million (NIS 0.9 million in 2005)
- Agent for deposits and loans, share transfers, and management of investment accounts:	some NIS 18.3 million (NIS 16.9 million in 2005)
- Trustee for debenture and mutual holders:	some NIS 2.8 million (NIS 2.1 million in 2005)

Non-Banking Activities of Companies Included on the Equity Basis

Total investments of the Group in companies included on the equity basis amounted to NIS 1,251 million as at 31 December 2006, compared with NIS 2,064 million as at 31 December 2005. The contribution to net operating profit of companies included on the equity basis amounted to NIS 171 million in 2006, compared with NIS 378 million in 2005. See pages 134-135 with regard to the sale of two non-banking companies.

TBC Bank of Georgia

On 24 January 2007, a Term Sheet was signed between the Bank and TBC Bank, of Georgia, ("TBC") and the controlling shareholders in TBC, under which the Bank may purchase shares representing 20% of the share capital of TBC when fully diluted (except for dilution in respect of management options). In respect of the shares to be allotted, the Bank is expected to inject capital into TCB in the amount of some US$ 40 million.

The agreement between the parties is subject to the signature of a detailed agreement between the parties and to the signature of a shareholders' agreement between the shareholders of TBC under which the regular rights for the protection of minority shareholders will be granted to the Bank.

Completion of the transaction is subject to pre-conditions, including the approval of the Board of Directors of the Bank, completion of due diligence examinations and the receipt of regulatory approvals in Georgia and Israel.

Exposure to Risk and Methods of Risk Management

General

The activity of the Bank within a wide range of financial activities involves taking risks, primarily credit risks and market risks, including liquidity risks. These risks are accompanied by operating risks and legal risks.

The work methods and procedures in the risk management sphere, in Israel and abroad, are examined and revised on an ongoing basis, having regard to the Bank's policy, to changes that occur in the business environment and to the directives and requirements of the Bank of Israel.

Risk management is effected in accordance with the Bank of Israel's Proper Banking Management Directive No. 339 in respect of the management and control of risks. The Members of Management responsible for risks are:

Mr Z. Nahari	– Manager of Market Risks
Ms. R. Russak-Aminoach	– Manager of Credit Risks
Mr I. Malach	– Manager of Operating Risks
Mr N. Bitterman	– Manager of Legal Risks

Risk control is carried out by the Risk Management Control Department, which reports directly to the Chief Executive Officer. The control and supervision of risk management is carried out by Management committees for the management of the various risks, as follows:

- The senior committee for Group risk management, headed by the Chief Executive Officer.
- Specialized committees, headed by the risk managers

In addition, business risk control officers have been appointed in all the divisions and subsidiaries.

1. Market Risk Exposure and Management

The business results, the fair value of assets and liabilities, shareholders' equity, cash-flows and the value of the Bank are exposed to market risks arising from volatility in interest rates, exchange rates, the CPI, security prices in Israel and abroad and other economic indices.

Ongoing market risk management policies are intended to assist in achieving business goals by estimating the anticipated profit from managing the risks on the one hand, and the damage that can result from exposure to the said risks on the other hand. The management is based on forecasts and ongoing evaluations of developments in the capital and financial markets. The Bank manages its exposure to market risks in a dynamic manner.

The market risk management policy includes limits on the financial exposure. The limits are intended to reduce damage that may occur as a result of unexpected market changes. The system of limits defines the effect of exposure of the economic value, accounting profit and the liquidity situation to unexpected changes in the various risk factors – interest rates, the CPI, exchange rates, etc.

In August 2006, all of the Bank's market risk management activities were transferred from the Finance and Economics Division, the Investments Division and the International Division to a new Capital Markets Division, the establishment of which allowed for the unification of all these activities, including the management of all the securities portfolios (nostro) and the management of all the Israeli currency and foreign currency dealing rooms.

As part of the discussions regarding the 2007 work plan, the Board of Directors resolved to expand the frameworks of activity of the nostro portfolios.

Within the framework of the Capital Markets Division's responsibility for market risk management in Israel and overseas, steps are planned to allow for Group-wide co-ordination, while developing expertise, and knowledge-sharing and taking advantage of economies of size.

In September 2006, the Bank's activities as market maker for "Shahar" government bonds commenced. For these activities, as for all other activities of the dealing rooms, frameworks and limits as to the permitted extent of exposure have been defined.

The management of market risks at the Bank also includes the subsidiaries in Israel, with the exception of Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank") and Leumi & Co. Investment House Ltd., which have independent market risk policies and management, due to the dissimilar nature of their activity as compared with the Bank.

All the subsidiaries have established an independent policy for market risk management. The frameworks for market risk exposures are in a uniform format, as set by the Bank. These frameworks have been examined by the Bank's Manager of Market Risks and found to be suitable. The 2007 work program includes a new examination of the market risk of the overseas subsidiaries.

Information regarding the position of the exposures according to the frameworks determined is received from the subsidiaries once a month or upon request, and is taken into account in the overview of the Group's exposures.

1.1 Basis Exposure

The exposure to basis risk is expressed as the loss that can occur in consequence of changes in the CPI and exchange rates, in the difference between the value of the assets and liabilities, including the effect of futures transactions, in each of the linkage sectors. Basis exposure can also include exposure to equity indices. This exposure is expressed as the loss that can occur as a result of a change in these indices.

The policy of Management is to administer the risks arising from basis exposure in a controlled manner in the context of the limits set by the Board of Directors and to establish on an ongoing and up-to-date basis the extent of exposure in each linkage sector in accordance with economic forecasts of developments in the capital and financial markets, of inflation and the anticipated relative prices in the various sectors.

The consolidated subsidiaries in Israel generally invest their available capital in debentures or shekel deposits with banks, in accordance with the policy approved by their boards of directors.

The Bank's overseas subsidiaries generally maintain a balance between the assets and liabilities in the various currencies, and their available capital is invested in the local currency. The said subsidiaries adopt policies based on resolutions of their local boards of directors, to manage basis exposures within limits as to amount and period.

1.1.1 Basis Exposure and Compliance with Limits

The basis exposure calculated in accordance with generally accepted accounting principles is presented in Note 16 to the Financial Statements.
For the purpose of ongoing management, certain changes are made which take into account the Bank's economic view of the basis risks. The principal changes are set out below:

- "non-performing credit in foreign currency" – classified in the Financial Statements, pursuant to accounting principles and restrictions set by the Supervisor of Banks, as a foreign currency asset, despite the fact that it does not bear exchange rate differentials above the set rate in the event of depreciation. However, for purposes of management of exposure, due to the lack of symmetry these assets do not bear positive exchange rate differentials exceeding the set rate, and are therefore presented as shekel credit.

- "deferred taxes" in respect of pension obligations – from an accounting approach, are presented as unlinked shekels, as opposed to presentation as a CPI-linked asset from an economic approach, pursuant to the obligation in respect of which the tax is recorded.

- "the general provision for doubtful debts" – according to accounting rules, this provision is deducted proportionately from the linkage sectors, while from an economic view, this provision is an unlinked shekel quasi-capital obligation.

- the adjustment to market value of debentures in the available for sale portfolio – according to the accounting rules is deducted/added to the balance of the portfolio, according to linkage sector, while from the economic viewpoint, this provision is a quasi-capital item.

The exposure to basis risks is defined as a percentage of the exposed capital of the Bank. The capital is defined as an unlinked shekel source.

The exposed capital includes the shareholders' equity and certain reserves, less investments in subsidiaries and affiliates and fixed assets. The investments in overseas subsidiaries that are financed from deposits in foreign currency are not deducted from shareholders' equity.

The following table sets out the actual basis exposure compared with the limits set by the Board of Directors, as of 31 December 2006. The data is presented in NIS millions and in terms of a percentage (%) of the exposed capital.

	The Group		
	Approved limits Maximum surplus (deficit)*	**Actual exposure* %**	**NIS millions**
Unlinked Israeli currency	**50%-(100)%**	**(33.8)**	**(4,903)**
CPI-linked Israeli currency	**100%-(50)%**	**28.6**	**4,148**
Foreign currency and foreign currency-linked	**25%-(10)%**	**5.2**	**755**

* In addition, the Bank and subsidiaries have limits on the maximum position allowed for investments for each and every currency

The spread of the investment of exposed capital between the various linkage sectors is determined on an ongoing basis within the limits set out above, and on the basis of forecasts regarding relevant market variables. During 2006, some 26% on average of the exposed capital was invested in the unlinked shekel sector and the balance was in the CPI-linked shekel sector. No substantial amounts were directed to the foreign currency (and foreign currency linked) sector, and therefore the influence of the 10% change in exchange rates was not material.

In 2006, the capital invested in the CPI-linked sector varied between a maximum of 38% and a minimum of 13%.

During 2006, the Group complied with all the basis exposure limits approved by the Board of Directors.

The following table shows the sensitivity to changes in the exchange rates of the major currencies as at 31 December 2006. The measurement relates to the influence of such changes on the capital of the Bank and includes the activity in balance sheet and derivative instruments (the theoretical change in the capital of the Bank does not include the effect of tax in respect of financing overseas investments):

	US$	Euro	£	CHF	Yen	Other currencies	Total
			NIS millions				
Increase of 5% in exchange rate	28	(22)	2	5	2	3	18
Increase of 10% in exchange rate	67	(50)	3	12	4	5	41
Decrease of 5% in exchange rate	(27)	15	(3)	(2)	(2)	(2)	(21)
Decrease of 10% in exchange rate	(62)	25	(6)	(4)	(6)	(2)	(55)

1.2. Interest Exposure

The exposure to changes in interest arises from the gap between the interest payment dates and the interest adjustment dates of the assets and liabilities in each of the sectors. For the purpose of managing interest risk, gap reports are examined, on the assets and liabilities in future periods, and comparisons are made of the terms of the assets, liabilities and capital in each sector. In addition, in each sector, measurement of the exposure to changes in interest is carried out, relating to the potential erosion of the economic capital[1] and the annual accounting profit in consequence of a shift of the yield curve in each of the sectors.

The principal exposure is in the CPI-linked sector, due to the fact that most of the assets and liabilities in this sector have fixed medium or long term interest.
In the unlinked shekel sector the interest exposure is relatively low, since the majority of the assets and liabilities have short term and/or floating interest.
In the foreign currency (including foreign currency-linked) sector, the exposure is also relatively low since:

- most of the activity is on the basis of floating interest. The matching of assets and liabilities is done according to the interest adjustment dates.

- the existence of varied financial instruments in the international markets facilitate the minimization of the exposure in this sector.

Floating Interest

As mentioned above, a significant part of the financial assets and liabilities carry floating interest, as described below:

- In the CPI-linked sector, activity in floating interest is relatively minor. The interest on loans usually changes once a year and relates to the average rate of interest on free loans out of the bank's means, that were provided or renewed by the mortgage banks, as published twice monthly by the Bank of Israel, and which stood at 4.91% at the end of 2006.

- In the unlinked shekel segment, there is extensive activity in prime-based floating interest. The prime interest rate is the base interest charged on current account overdraft balances. A significant amount of deposits in this segment also carry prime-related interest. Prime interest is set periodically by the Bank and over the last few years has varied soon after changes in the Bank of Israel's declared monetary interest rate. Prime interest is 1.5% higher than the monetary interest rate. The prime interest rate at the end of 2006 was 6%.

- In the foreign currency segment, a large portion of activities is based in the LIBOR (London Interbank Offered Rate). The LIBOR is the interest rate in the interbank market in London on interbank deposits for the relevant period, published every day at 11:00 am (London time) by the Reuters news service. At the end of 2006, the US$ LIBOR rate for 3 and 6 months was 5.36%.

---

[1] The economic value of the capital is defined as the difference between the present value of assets and liabilities. In the calculation, the cash-flows of the risk-less yield curve are deducted i.e. the return on government debentures.

1.2.1 Interest Exposure and Compliance with Limits

The following table sets out the exposure to interest changes at the Group level, calculated according to accounting rules. For detailed data on interest exposure, see Exhibit D to the Management Review.

	31 December 2006			31 December 2005		
	Unlinked	**CPI-linked**	**Foreign Currency and Foreign Currency Linked**	Unlinked	CPI-linked	Foreign currency and Foreign Currency Linked
Avg. duration in years:						
Avg. duration of assets (1)	**0.42**	**3.67**	**0.61**	0.41	3.81	0.61
Avg. duration of liabilities (1)	**0.26**	**3.65**	**0.48**	0.33	3.78	0.53
Difference in avg. duration	**0.16**	**0.02**	**0.13**	0.08	0.03	0.08
Difference in rate of internal return (%)	**2.03**	**0.62**	**1.06**	2.00	0.73	0.79

(1) Excluding forward transactions and options.

The average duration of liabilities in the CPI-linked sector is calculated after taking into account estimates of early repayment of savings schemes and withdrawals at exit points, on the basis of a model which estimates the anticipated early repayments on the basis of the behaviour of the savers. The average duration of liabilities according to the original cash-flow of the savings schemes is higher and reaches 3.67 years, with the internal rate of return (IRR) difference being some 0.63%.

The data set out above takes into account early repayments of CPI-linked mortgages, pursuant to a statistical model which estimates expected repayments on the basis of borrowers' behaviour and market variables. The average duration of assets at the end of 2006 according to the original cash-flows which does not take early repayments into account, is higher and reaches 3.97 years, with an IRR difference reaching some 0.59%.

Current account balances are presented in Exhibit D to the Management Review pursuant to directives of the Bank of Israel, as demand deposits of up to one month. However, for the purposes of interest exposure, a certain rate of shekel and foreign currency current account balances is spread over a repayment period of up to ten years, such being in accordance with a behavioral model whose assumptions are updated on an ongoing basis. Taking into account the above assumptions, the average duration of liabilities is greater and reaches 0.45 years in unlinked shekels and 0.56 years in foreign currency, with the IRR difference reaching 3.79% and 1.52% respectively.

Actual interest exposure is managed on the basis of economic exposures and based on various behavioral assumptions regarding payment dates of the assets and liabilities, as mentioned.

With a view to limiting interest risk, the Board of Directors of the Bank and the boards of directors of the local and overseas subsidiaries, approved limits on maximum potential erosion of the economic capital and accounting profit as a result of parallel changes in interest curves.

The following table sets out the limits on interest exposure and actual exposure as at 31 December 2006, in NIS millions:

Effect of a change of 1% in the yield curve on:	**Potential erosion of economic value**		**Potential erosion of annual profit***	
	Limit	**Actual exposure**	**Limit**	**Actual exposure**
Group level	**1,000**	**549**	**500**	**176**

* The maximum erosion in the annual profit in each of the next three years.

During 2006, the potential erosion of economic value and annual profit fluctuated between NIS 420 million and NIS 653 million, and between NIS 126 million and NIS 210 million respectively.

The potential erosion of the economic value of the capital arising out of a 1% change in interest rates increased by some 30% from the beginning of the year, and amounted to some NIS 549 million at the end of December 2006. The increase derives from the Bank's policy of increasing exposure, principally up to the first half of the year.

The potential erosion of accounting profit arising out of a 1% change in interest rates increased by some 30%, and amounted to NIS 206 million at the end of November 2006.

During 2006, the Group complied with all the interest exposure limits set by the Board of Directors.

In addition, monitoring and reporting is carried out of potential interest exposure which arises from the Bank's liabilities for future pension and severance payments to active employees who have yet to retire. Employees are entitled to choose between two tracks – receipt of severance pay and provident fund savings or receipt of pension. Upon taking this exposure into consideration decreases the potential interest exposure of the economic value at the Group level from NIS 549 million to NIS 281 million in December 2006, and increases the potential erosion of the accounting profit from NIS 176 million to NIS 274 million.

1.3 Value at Risk (VAR)

The Bank manages the exposure to market risks by various means, as mentioned above, as well as by means of a statistical model – VAR, as required by the Bank of Israel. The risk measured by the VAR relates to the potential loss from holding all the balance sheet and off-balance sheet positions, the exposure to market risks and not solely in respect of the positions in the trading portfolios.

VAR measures the maximum expected potential damage (the expected decrease in the present value of the assets less the liabilities) to the current portfolio make-up, at a given confidence level, over a given future time period, as a result of possible changes in market prices. The VAR is calculated once a month at Group level, and more frequently at the Bank level and for the trading portfolios.

VAR is calculated according to the parametric model which is based on the historical behavior of the various market risk factors in the period (year) prior to the calculation and on the assumption that the distribution of changes in the parameters is normal. The VAR model has a number of weaknesses. The model assumes that the statistical structure of changes in prices in the capital market gives an indication of future behaviour of these prices. In the parametric VAR model, there is also an assumption of multivariate normal distribution of the changes in risk factors. This measurement, by definition, ignores possible losses over and above the given significance level (the distribution tail). Examination of stress scenarios provides the lacking perspective.

In order to test the validity of the VAR model, the Bank performs daily backtesting by comparing the actual difference in the economic value of the Bank with the VAR change estimated by the model. The tests performed thus far confirm the validity of the model.

The Bank also periodically calculates the VAR using historical simulation, and examines any difference between the two calculation methods. VAR using the historical simulation method enables risk measurement without reliance on a specific underlying distribution structure.

The VAR of the option book in the trading portfolio is examined using both the parametric and the Monte Carlo simulation method (this method is used to test the non-linear risk components). The differences observed between the two methods are not material.

The following table sets out the limits and risk in VAR terms (parametric VAR), at a confidence level of 99% and for a two week position holding period in NIS millions:

	Limit	31 December 2006	Average 2006	31 December 2005	Average 2005
Total at Group level	500	206	231	148	117
Total at Group level on mark-to-market portfolios	300	29	38	37	34

The exposure in VAR terms of the economic value of the Group increased by NIS 58 million, and amounted to NIS 206 million at the end of December 2006.

Until June 2006, there was a significant increase in the VAR, arising mostly from changes in the make up of the Bank's investments and from the change in classification of the investment in Migdal in consequence of the sale of a portion of the shares (from investment on the equity basis to the available for sale portfolio). From July 2006 onwards, there was a noted decrease in VAR stemming mainly from changes in position and a decrease in prices and volatility.

During 2006, the VAR fluctuated between a maximum of NIS 287 million and a minimum of NIS 148 million.

In 2006, the Group complied with all the VAR limits set by the Board of Directors.

1.3.1 The Board of Directors' Limits for Stress Scenarios

The global and domestic markets are subject to shocks from time to time, which manifest themselves in especially high volatility of the parameters, deviating from normal historical behaviour. The VAR does not provide information about losses that may occur in extreme market conditions and exceeding the predetermined confidence level. Thus, in addition to the VAR measurement, risk is also measured in stress scenarios.

In addition to the limits detailed above regarding basis and interest exposures and VAR, the Board of Directors also set limits for the maximum potential loss in the event of the realization of a stress scenario. The scenario includes extreme changes that occur simultaneously in the principal parameters of market risk (mainly changes in inflation, exchange rates and interest rates).

A team led by Dr. Ruth Arad, the Chairman of the Scenarios Committee and the Head of Risk Management Control, is responsible for periodic definition and update of stress scenarios.

The limit determines that the decrease in economic value of shareholders' equity resulting from stress scenarios shall not exceed NIS 2 billion, after taxes. During 2006, the Bank generally complied with this limit. This limit does not include the effect of credit risk.

1.4. Liquidity Risk

Liquidity is determined as the ability of the corporation to finance increases in assets and comply with its liability payments. The ability to comply with liquidity risk involves uncertainty regarding the possibility of raising sources and/or realizing assets in an unexpected manner within a short period, without causing a significant loss.

The Bank implements an overall liquidity risk management policy in Israeli and foreign currency (including foreign currency linked), pursuant to the directives of the Bank of Israel. The purpose of the policy is to support the achievement of business goals while evaluating and limiting losses that may arise from exposure to liquidity risks.

The Bank maintains ongoing monitoring over the liquidity position and liquidity risk indices. Liquidity risk is measured and managed through an internal model whose purpose is to evaluate and monitor the liquid means at the Bank's disposal, in various scenarios, as follows:

- a normal scenario assuming the ordinary course of business, and ensuring that the Bank is able to finance an increase in assets and that it has sufficient sources to pay all its obligations, without the need for expenses or losses in this connection.
- a statistical scenario relating to an exceptional situation in the normal operating conditions which estimates at the desired assurance level the maximum possible decline in the liquidity level for a given period on the basis of some 300 historical observations in Israeli currency and some 250 in foreign currency.
- two extreme scenarios, assuring the continuation of the activities of the Bank at reasonable costs during a bridging period of a month when stress conditions prevail, as follows:
  - a system stress scenario, arising from a negative external event, such as a failure in the capital market or the entire banking system, which will affect Leumi.
  - a stress scenario at Leumi, arising from a negative internal event occurring at Leumi only, such as an employee strike, the lowering of the credit rating of the Bank, an embezzlement or fraud of a significant size, and so on.

The liquidity position is examined in each of the scenarios by means of:

- the liquidity gap between total liquid assets and total liquid liabilities according to payment period. The liquidity gap is examined mainly over the short term for each of the periods: one day, up to one week, up to one month, since the main liquidity problem is bridging in the short term.
- the ratio between total liquid assets and total liquid liabilities according to each of said payment periods.

The liquidity management policy at the Group level is based on the following principals:

- each subsidiary in Israel and overseas is responsible for the formulation and maintenance of an independent liquidity management policy, while maintaining strict compliance with obligatory directives of the relevant regulatory authorities.
- the subsidiaries may rely, amongst other sources, on the use of credit lines from Bank Leumi, subject to prior arrangement, and subject to regulatory limits.

The following are the principal regulatory limitations on the transfer of liquidity means between Group companies in Israel and overseas:

- the Bank of Israel does not limit the making of deposits by the Bank with Group subsidiaries in Israel and overseas. There are limits on the investment of capital by the Bank in overseas companies.
- the directives of the authorities in the USA limit any kind of exposure of banks in the USA to an associated company, to a maximum rate of 10% of the capital of the bank in the USA, and with regard to the group to which the bank in the USA belongs, to a maximum rate of 20% of the capital of the bank in the USA.
- the directives in the UK limit the making of deposits with any Group company and with all Group companies combined, to a maximum rate of 25% of the capital of the bank in the UK.
- the directives in Switzerland require the deduction from capital of deposits in amounts greater that 25% of the capital of the bank in Switzerland.

As a part of its planning for an extreme scenario, an emergency plan has been prepared, including the strategy for managing a liquidity crisis, including the appointment of a management team responsible for dealing with the crisis and defining the procedures and steps required to deal therewith.

In addition to the model described above, Leumi operates an additional measurement system for early warning of exceptional and unexpected developments in liquidity risk, as follows:

- as part of the on-going management of liquidity in Israeli currency and foreign currency, forecasts are made of the daily liquidity situation, through the Bank's existing information systems. At the end of each business day, the gap between the forecast liquidity and the actual liquidity is measured. The spread of the gap is used for updating the model and for improving the quality of the forecasting of the liquidity situation.
- in the foreign currency sector, additional monitoring is carried out of the rate of long-term assets financed by short-term liabilities, the "long/short" ratio.

1.4.1 Liquidity and Compliance with Limits

As required by the Bank of Israel's Directive No. 342, the Board of Directors' has approved the policy for managing liquidity risks and determined limits, as follows: the liquidity ratio must be higher than 1 and the liquidity gap must be higher than zero in each of the scenarios during the planned periods of one day, one week and one month (as detailed in paragraph 1.4).

The following table sets out the liquidity gap and liquidity ratio in Israeli currency and foreign currency, in each of the four types of defined scenario, for the repayment period of one month, as at 31 December 2006:

Scenario/period	Israeli currency for one month		Foreign currency for one month	
	Gap in NIS billions	Ratio in %	Gap in NIS billions	Ratio in %
Regular	17.7	15.4	32.9	38.1
Statistical	13.7	3.5	31.2	13.0
Stress at Leumi	11.4	1.6	19.6	2.1
Stress in the system	9.4	2.0	20.8	2.6

During 2006, the decrease in shekel liquidity surpluses in the system and the Bank continued, against the background of, *inter alia,* continued absorption through *Makam* tenders operated by the Bank of Israel during the period. Development of the shekel sources and uses at the Bank also contributed to the decrease in liquidity balances.
During 2006, there was an increase in the level of foreign currency liquidity, principally against the background of an increase in balances of deposits of the public and a decrease in credit balances. Cash surpluses were invested mainly in deposits with correspondent banks and the foreign securities portfolio.

1.5. Derivatives

The Board of Directors of the Bank sets the policy for market-making and trading in derivatives, the extent of activity and the range of derivatives which are permissible for use. The Bank's transactions in derivatives are carried out with banking corporations, members of the Tel Aviv Stock Exchange and foreign brokers, who are obliged to meet requirements for capital adequacy or for a level of collateral, as well as with customers of the Bank who are obliged to provide collateral in accordance with Bank guidelines.

The trading rooms are intended for commercial activities with customers for managing and hedging risks, in the context of the management of market risks. The activities are conducted within the context of specific limits that the Board of Directors has approved for activities in derivatives.
The foreign currency trading room trades a wide range of financial instruments, including vanilla options and complex options, such as: options on the average exercise price, knock in and knock out options. In 2006, the Board of Directors of the Bank approved the commencement of trading in more advanced options, such as: binary options, reverse knock out, reverse knock in and barrier options. This was together with the planned launching of a computerized system assigned to the management of these kinds of instruments.

The multiplicity of products, the extent of activity and its decentralization among various units of the Bank necessitate specialization and coordination among the various bodies. Therefore, Prof. Daniel Tsiddon, a member of Management, has been appointed as Chief Derivatives Officer, professionally responsible for all derivatives activity for customers and supervision of this field at the Bank.

The following table sets out a summary of open transactions as at 31 December 2006, as compared with the previous year (par value in NIS millions):

	31 December 2006	31 December 2005
Hedging transactions	**8,173**	11,338
ALM and other transactions:		
Interest contracts	**54,916**	67,208
Currency contracts	**134,528**	143,673
Contracts in shares, share indices and commodities	**34,010**	32,382
Total	**231,627**	254,601

For details regarding accountancy policies for recording of balances, income and expenses of these instruments, see Note 1J – Significant Accounting Policies in the Financial Statements.

In 2006 the net expense from ALM and other derivatives transactions amounted to some NIS 1,065 million, as compared with an expense of some NIS 581 million in 2005, including exchange rate differentials.

For further details see Exhibit C to the Management Review and Note 20 to the Financial Statements.

Accounting Aspects - The Bank of Israel determined directives for reporting to the public as to the treatment of derivatives based on the application of FASB 133 and 138.
The directives determine accounting and reporting rules for derivatives, including rules in respect of derivatives embedded in other contracts. The directive requires recognition of all derivatives as an asset or liability in the balance sheet and their measurement according to fair value. At the same time, it dictates the conditions under which it is possible to designate a derivative for hedging a balance sheet asset or liability.

According to instructions of the Bank of Israel, a transaction is recognized as a hedging transaction only if there is a specific asset defined as meeting the strict compliance tests. Thus, most of transactions are not defined as hedging transactions, but rather "other" transactions, despite the fact that some of them are intended to neutralize financial risks embedded in the overall balance-sheet activities of the Group.

As opposed to the above accounting treatment, i.e. reporting of "other" transactions in fair value terms, the balance sheet activity actually covered by derivatives is not reported according to fair value. The income and expenses from these balance sheet items are credited to the statement of profit and loss on an accrual basis. Therefore there is no accounting matching between the manner of recording of the income and expenses in respect of derivative transactions, and between the balance sheet items actually covered.

Structured Products – During 2006 the activity in structured products, deposits and debentures, continued, allowing the customer the chance of a high yield compared with standard, non-structured products, against taking the risk of losing bank interest. This is usually with no risk to the capital deposited. The return of the products is conditional on certain parameters, such as a pre-defined range of exchange rate or interest rate changes, participation in the increase in a shares index or a basket of shares. The Bank's exposure to market risks from these activities is very small since a policy of management, control and full and specific hedging is adopted for the exposures arising from structured products through the use of derivatives or assets matched back to back with the Bank's liabilities.

Activity in the *Maof* Market – The Bank operates in the *Maof* (financial futures) market with respect to the share indices on behalf of its customers only. With respect to options on the shekel/dollar and shekel/euro exchange rates, the Bank operates in the *Maof* market both for its customers and on its own account, while maintaining collateral in accordance with Tel Aviv Stock Exchange requirements.

Credit Risks from Financial Products – Selected customers are permitted by the Bank to trade on credit in the *Maof* market in a portfolio consisting of shares and options on the Tel Aviv 25 index and the bank shares index or options on the shekel/dollar and shekel/euro rates, and of foreign equity derivatives in portfolios made up of assets and liabilities in shekels and dollars. There is close continuous review of the risk in the portfolios in relation to the collateral and to the approved credit lines, calculated on the basis of the requirements of the Tel Aviv Stock Exchange and the credit policy determined by the Bank's Board of Directors in this matter.

The shekel-based derivative market has a low level of trade compared with the foreign currency market, and the activity is carried out by only a few banks in Israel. Leumi is one of the banks active in this area, and it makes markets for most shekel-based derivative products.

The dealing rooms provide immediate services both directly to customers active in derivatives, as well as to branches of the Bank that work with customers who are not connected to the dealing room.

Aside from the dealing room for customers, there is a dealing room for transactions on the Bank's own account (nostro), responsible for the management of positions in accordance with the specific limits approved by the Board of Directors regarding the management of the various derivative portfolios.

Both the basis and interest exposure created as a result of this activity is included in the limits approved by the Board of Directors for basis and interest exposure.

1.5.1 Limits on Activities in Derivatives

The limits on basis and interest exposure, as well as actual exposures, also take into account the exposures stemming from derivative activity.
Additional special limits have not been established with respect to basis and interest exposure concerning derivative activity of the forwards, swaps, futures, IRS and similar varieties. Their economic value has the same sensitivity as regular financial instruments.

However, additional special limits in respect of option activity have been established, since their economic value is especially sensitive to basis and interest changes and in particular to the volatility (standard deviation) of the underlying assets. Here follow the principal limits laid down for option operations:
- a limit on the possible potential exposure in consequence of a material change in the shekel/dollar exchange rate and its volatility.
- limits on the maximum permitted exposure in activity in shekel/foreign currency and foreign currency/foreign currency options.

The limits relate to the maximum permitted erosion in the value of the option portfolio managed in the dealing room in consequence of changes in the following parameters: in the price of the underlying asset (delta and gamma limits), in the volatility of the underlying asset, (vega limit) in interest (rho limit) and in consequence of a change in business date (effect of shortening the option period, the theta limit).

Further, limits were determined for extreme scenarios of changes in the exchange rates and in volatility, and an obligation to report to the Board of Directors accumulated losses of US$ 2.5 million and above.

During 2006, all derivative transactions were within the limits that had been set by the Board of Directors.

1.6 Performance of the Policy and Control of Market Risk Management

Market risk management policy is discussed, formulated and controlled through the market risk management committee (ALCO) headed by the Manager of Market Risks, with the participation of senior Bank officials involved in asset and liability management.
The policy that is formulated in the said committee is discussed and controlled through the senior committee for risk management, headed by the Chief Executive Officer, with the participation of all the risk managers (credit, market, operating and legal) and the Head of the Risk Management Control Department. The policy approved by the senior committee is brought before the Board of Directors for discussion and approval. The Board of Directors also determines the limits on the various types of exposures. Any change in policy is also brought to the Board of Directors for approval.

The exposures to market risks, the frameworks and limits set for them and the authorities for managing them are summarized in a document called "Risk Management Control", as required by the Bank of Israel's Proper Banking Management Directive No. 339. This document includes the report on market risk at the Bank and the Group, methods for measuring risks and reporting on limits and the compliance therewith, and at least once a quarter, the document is distributed to the Board of Directors, for discussion and reports on the limits and exposure policy.

The basis exposure and interest exposure situation is outlined above on pages 168-171 of this Report and in Note 16 to the Financial Statements.
The exposure situation, including for market risks, is examined and discussed on a weekly basis in the "management committee for current issues", headed by the Chief Executive Officer, and in her absence, headed by the Manager of Market Risks. The Manager of Market Risks has full authority to take action to increase, reduce or open a new exposure within the limits set by the Board of Directors and the management committee for current issues. Any new activity in derivatives that varies significantly from the existing instruments is brought for the approval of the Board of Directors. The Manager of Market Risks also has the authority to take immediate action in response to exceptional developments in the various markets, provided that that the action does not result in a breach of the limits set by the Board of Directors.

The Manager of Market Risks reports to the management committee for current issues headed by the Chief Executive Officer on a monthly basis on the exposure situation and compliance with the limits set by the Board of Directors for exposure to market and liquidity risks, and every month to six weeks, the Chief Executive Officer reports to the Board of Directors in the Chief Executive Officer's Report.

The Head of the Risk Management Control Department, who reports directly to the Chief Executive Officer, examines compliance with the limits set by the Board of Directors and the Management of the Bank and reports thereon in the Risk Management Control document. The level of exposure to market risks on a VAR basis as well as the possible damage to the Bank's capital in stress scenarios are reported to the Chief Executive Officer and the Manager of Market Risks, and to the Board of Directors in the Chief Executive Officer's Report.
Each quarter, the Board of Directors holds a detailed discussion on the market risk exposure policy and it also receives a report on compliance with the limits at Group level. The report also includes data on the exposure situation in VAR terms at the Bank and the Group and also on the damage that the Bank may sustain in stress scenarios.
At the time of approval of the quarterly and annual Financial Statements, the Manager of Market Risks reports to the Board of Directors on compliance with the limits that have been determined.
In 2006, there were no material deviations from any of the limits set for the management of the various market and liquidity exposures.

2. Operating Risks

The activities of the Bank, as a financial intermediary, include operating risks. In accordance with risk management policy, the Bank must identify these risks, assess the damage that may be caused from their occurrence, supervise the risks and act to minimize the risk of their occurrence and the resulting damage.

An operating risk is defined as "the risk of loss resulting from inadequate or failed internal processes, people and systems and from external events. This definition includes legal risk, but excludes strategic and reputational risk."

The operating risks are managed in the following ways:

A. A policy document at Group level was prepared, which delineates the systems, the organizational frameworks and the administrative functions that operate in order to minimize operating risks in the Group. The overseas subsidiaries have prepared similar documents subject to adjustments required by the environment in which they operate. In addition, a work guideline was prepared and distributed to the business risk supervisors, who constitute the operational entity responsible for treatment and minimization of operating risks in the various divisions. The guideline defines the powers of the business risk supervisor, work interfaces, and the principal work processes related to operational risks.

B. Mapping of operating risks is one of the main tools for their control and supervision. A structured process of operating risk mapping was carried out in the units of the Bank and the subsidiaries, including a definition of the manner of managing the risk and recommended systems (if required) for minimizing the risk.
During this process, special emphasis is placed on mapping risks of fraud and embezzlement, pursuant to a directive of the Bank of Israel.

C. An information system was developed for documenting and following-up the management of operating risks that had been identified in the organization and for documenting operating risk events. The automated system also supports the monitoring process required for implementing the controls. The administrative data-base which was set up enables the analysis and study of what occurs in the organization from the viewpoint of the various causes of failure, the banking activities, the seriousness of the risk, the factors responsible for the risk, etc.

D. A model for evaluating operating risks was built, according to the directives of the Basel Committee in this regard and the methodological tools in existence in this field.

In addition, a risk evaluation system was implemented in relation to projects/prototypes in development of information systems, findings were analyzed and recommendations published for extensive action for reducing the level of exposure. Also, the revaluation of operating risks was integrated into the production systems on the basis of a designated model developed in for this purpose. Analysis of the results of risk estimates allows for location of high risk systems, with regard to which attention is also required within the framework of directive 357.

E. A conclusion-drawing forum is convened once a quarter, attended by representatives of all the divisions. Failures that have occurred within the Bank and/or other financial entities are discussed at the meetings in order to determine modes of action to minimize the chances of recurrence of the failures and the damage caused.

F. As a result of the learning processes regarding failures and the risk surveys that are carried out, automated controls have been integrated into the operating systems, work procedures have been changed and management information has been added that assists managers in the control process.

G. Further activities for the assimilation of operating risk management and the exposure of information in this regard were carried out, by publications on the knowledge management website details of what is being done both at the Bank and outside it in this field.

H. The Bank is preparing itself for recovery in the event of disaster and the continuation of its business activity. The operation is comprised of three layers:
- technological infrastructure;
- plans of action and procedures;
- carrying out exercises.

The operation is coordinated by a business continuity management team.

3. Compliance

A compliance department began operating in the Group, pursuant to the requirements of the authorities, in 2001. The Chief Compliance Officer heads the compliance department which is also responsible for implementation of the Prohibition of Money Laundering Law, 2000 and the Prohibition of Terrorism Financing Law, 2005.

The complexity and development of banking activity oblige the Bank to exercise extra care to comply with all the obligations of a banking corporation in its relations with its customers under primary legislation, regulations, permits and directives of the Bank of Israel.

Proper Banking Management Directive No. 308 requires the Bank to enforce the consumer directives, that is, directives of the law and authorities governing relations between the Bank and its customers. In accordance with the Directive, an infrastructure review was carried out under which the consumer directives and the risks of the occurrence of an event which deviates from the directives were mapped, together with the definition of controls for their prevention.

In 2005 and 2006 extensive action was taken at the Bank for the training of employees and assimilation of consumer directives. The Bank determined that the subject of compliance is of supreme importance and that the status and activities of the compliance department will be upgraded.

A committee was appointed in the Bank whose role was to formulate a plan for the operation of the compliance department and compliance officers in the Group, and the adaptation to international standards and the Basel requirements, including *inter alia* the mapping and prioritization of additional laws, regulations and permits relevant to the working of the Bank over and above the requirements of Directive 308, the determination of work processes, and the adoption of controls, guidelines and training.

The committee has completed its task, and, on the basis of its recommendations, the principles of a model proposed for implementation in the Bank has been presented to the Management and to the Audit Committee of the Board of Directors.

This model includes a broadening of the concept of compliance risk, the implementation of a decentralized compliance model and the tools and computerized systems needed for the effective management of the compliance function. Further, in light of the great importance which the Bank attaches to this subject, additional human resources have been allotted.

4. Prohibition on Money Laundering and Financing Terrorism

During 2006, the Bank continued activities required for the implementation of the legislative directives regarding the prohibition on money laundering, including: actions for improving data and blocking of accounts, distribution of publications to various units, developments and improvements to computer systems and an increase in the number of personnel dealing with the subject.

The compliance department is in contact with the Bank's overseas subsidiaries for the purpose of examining their preparedness to implement the prohibition on money laundering and financing terrorism matters.

Various training processes have been carried out, including the up-dating of the independent learning system on the subject of prohibition of money laundering, and its accompanying test, which all Bank employees are required to pass.

The training and assimilation steps undertaken have led to an increase in awareness of the issue which in turn led to a significant increase in the number of substantial reports being sent to the prohibition on money laundering authority.

In February 2007, the Supervisor of Banks notified the Bank's Management that he had filed an application with the Committee for the Imposition of Financial Sanctions regarding Banking Corporations, pursuant to section 13 of the Prohibition on Money Laundering Law, 2000, (the "Law") for the imposition of a financial sanction in respect of *prima facie* breaches of the provisions of the Law, following an audit carried out at the Bank by the Bank of Israel. The Bank has filed its response with the Committee, whose decision has not yet been made.

For details of the Prohibition on Money Laundering (The Banking Corporations' Requirements regarding Identification, Reporting and Record-Keeping) Order, 2001, which is now known as the "Prohibition on Money Laundering (The Banking Corporations' Requirements regarding Identification, Reporting and Record-Keeping for Prevention of Money Laundering and Financing Terrorism) Order" see page 49 above.

5. Legal Risks

The Bank of Israel defines legal risk as the risk of loss as a result of the inability to legally enforce the performance of an agreement.

Legal risks dealt with by the Bank, under the program that has been prepared, as detailed below, include risks deriving from legislation, regulations, case law and regulators' directives, risks deriving from operations not backed by satisfactory agreements or without legal advice and risks deriving from legal proceedings. The purpose of the program is to minimize these risks and manage them.

A program for managing legal risks in the Bank is being implemented. The program includes a policy document and interfaces between the Legal Division and the Bank's various units With regard to subsidiaries in Israel and overseas, a separate policy document has been prepared, and each company has prepared a legal risk management document appropriate to its activities, in accordance with the instructions in the said policy document.

The program lays emphasis on:

- identification of sources of material legal risks and dealing with them, while appointing the factor responsible for carrying out the instructions;

- preparation of appropriate agreements, instructions and guidelines;

- legal opinions on the consequences of statutory provisions (including case law) and regulators' directives and examination of their implications for the Bank's work and drawing conclusions with regard to various matters.

6. Fair Value

In accordance with the directives of the Bank of Israel, the fair value of all financial instruments, *i.e.* all the monetary assets and liabilities of the Bank and of its subsidiaries, is presented in Note 18D to the Financial Statements. The fair value of a financial instrument is defined as the price paid by a buyer to a seller in an arm's length transaction.
When there is an active market, the market price constitutes the fair value. Market prices do not exist for a significant part of the financial instruments of the Bank and its subsidiaries. In the absence of a market price, the fair value is an estimate based on the present value of the cash-flow as detailed in Note 18D.
The fair value estimates are based on the conditions existing on the date of the Financial Statements and do not necessarily represent future fair value.
The Board of Directors of the Bank determined, in March 2007, a limit of US$ 1 billion for the total transactions whose fair value is determined by the Bank on the basis of quotations received from the counterparty to the transaction. Generally, these are financial institutions of high repute in the capital market, who meet criteria determined by the Management of the Bank.

The calculation of fair value is based to a high degree on subjective evaluation. Accordingly, great care should be exercised in using this information since it does not indicate the economic value of the Bank and its subsidiaries and also cannot be used for comparison between the various banks.

It should be noted that the data relating to fair value does not take into account the effect of taxes in the event that there is a positive or negative difference between the fair value and the book value of assets and/or liabilities presented on an accrual basis. The data appearing in Note 18D to the Financial Statements show that the fair value of the monetary assets at the end of 2006 was NIS 616 million higher than the balance sheet value (in 2005, NIS 1,349 million higher), while the fair value of financial liabilities was NIS 1,333 million higher than the balance sheet value (in 2005, NIS 1,287 million higher.) The difference mainly arises because the assets in the balance sheet already include adjustments to fair value of securities in the "available for sale" and trading portfolios in the sum of some NIS 1,090 million, as against NIS 215 million at the end of 2005.

The change in the fair value of the monetary assets and liabilities above their value in the 2006 Financial Statements stems mainly from the decline in interest rates in the economy and primarily in the unlinked shekel sector, similar to the decline in 2005.

7. Credit Risk Exposure and Management

7.1 The Bank

The credit policy of the Bank is based on the spreading of risks and their supervised management. This is effected through the spread of the Bank's credit portfolio among the various sectors of the economy and a large number of borrowers. The determination of the policy regarding the market segments managed at specialized subsidiaries of the Bank in Israel and overseas is carried out by the management of these companies, except in certain areas where there exists Group-wide policy.

Occupying a central role in financing the Israeli economy, the Bank adopts a strategy of involvement in the principal activity sectors of the economy and provides credit to the different types of manufacturing and commercial sectors, to the diverse public sector, to private individuals and to households.

The Bank carries out periodic analyses of the different branches of the economy and its sectors, on the basis of which the appropriate credit policy for each branch is defined.

Within the context of the credit policy of the Bank in Israel, principles and rules have been established according to which the credit portfolio of the Bank is granted, managed and supervised in order to improve its quality and reduce the risk inherent in its management. These principles and rules relate both to the individual customer and to the level of branches of the economy and business sectors. The Bank's Board of Directors has approved the Bank's credit and collateral policy, including limits relating to the branches of the economy and other business limits.

The Bank had until recently been operating in accordance with the Bank of Israel's Proper Banking Management Directive No. 313, which determined that the total exposure to each "group of borrowers" will not exceed 30% of the Bank's capital, while the total exposure to the "six largest groups of borrowers" will not exceed 135% of the Bank's capital. From the beginning of 2007, the Bank received approval of the Bank of Israel, and began implementing an alternative exposure policy. Pursuant to this policy, the exposure to a group of borrowers will not exceed 25% of the Bank's capital, and the total exposure to the six largest groups of borrowers will not exceed 150% of the Bank's capital. As at 31 December 2006, the Bank was in compliance with the requirements of Proper Banking Management Directive No. 313 regarding groups of borrowers and the six largest groups of borrowers. The rate of exposure to the six largest groups of borrowers stood at 111.6% of the capital as at 31 December 2006.

Despite the difficulties and threats that characterized 2006, including the hostilities in the north in July and August, the year may be viewed as a positive one, in which the trend of 2004 and 2005 continued – a year of accelerated expansion of the business product, which was expressed in a fast rate of growth in the branches of industry, commerce and services. This expansion was affected by good background conditions from the point of view of the global economy and the improvement in the position of households, which caused an increase in local demand. As a result, growth in the Israeli economy is no longer mainly based on Israeli exports, but also on areas of private consumption and investment in fixed assets. Following the war in the north, the year also stood out in terms of public consumption. Demand in the local market is aimed towards various sectors of the economy, including tourism for example, against the background of a series of developments exclusive to Israel which have created improved macroeconomic conditions: lowering of tax rates, recovery of the labor market, the positive effect of the movement of capital into Israel on the capital market and stabilization of the exchange rate, as well as a decrease in real interest rates and an improvement in the security situation.

The exposure of the Israeli market to worldwide economic and financial risk, geopolitical uncertainty, and the question of the continued stability of the security situation are the factors that will determine the rate of expansion of economic activity, the degree of improvement in the state of tourism and hotels, the continued growth in foreign investments and the continued positive trend in certain technological fields, mainly the fields of electronic components, software and computer services.

Against the background of the slowdown in the economy in previous years, many sectors were characterized by the organization of their activities with a view to manpower reduction and increased efficiency and this was reflected in their business results. The increase in activities in most of the sectors of the economy, including the beginnings of growth in the building sector, signals a continued improvement in the level of profitability of many segments. The improvement in the capital market positively affected, with regard to companies, the value of the collateral held by the Bank and reduced the degree of risk in the credit portfolio.

However, in view of the degree of uncertainty that exits, the Bank adopts a cautious credit policy in respect of the various branches of the economy and credit sectors. The Bank continues to incorporate into its policy stringent controls of credits whose risk levels have increased, supervision of credit authorities, extending the preliminary examinations prior to the execution of transactions, determining stringent criteria with regard to the types of transactions and raising the threshold conditions for approving transactions, such as increasing the requirements for shareholders' equity and collateral for the various types of financing.

The credit risk management unit, established as part of the credit department of the Corporate Division of the Bank, carries out periodic monitoring and supervision of customers in the Corporate Division/Real Estate Division for purposes of validating the risk rating of the borrower. This is in addition to daily supervision carried out by customer relations managers with regard to the customers under their responsibility. The primary activity of the unit focuses on independent examination of the recommendations of customer relations managers for the determination of credit lines for customers under their responsibility, and identification of customers whose position has deteriorated, while identifying the principal risks characterizing the credit portfolio and making recommendations with regard to future handling of the customer, with a view to reducing risk and improving the credit portfolio.

The Bank continues to take steps to trace and correct defects in credit and collateral documentation. In addition, the Bank has developed a system for the location, classification and marking of problematic credit and is integrating this into the business lines.

A unit was established as part of the credit department of the Corporate Division of the Bank, whose purpose is to define the Bank's credit risk policies. The unit produces recommendations and instructions for the various credit units, with a view towards directing and improving credit portfolio management. Active sophisticated management of the credit portfolio will lead to changes in priority levels in capital allocation, and the freeing up of capital against which credit was granted, with a low level of contribution in favor of business initiative with more profitable market sectors/borrowers, as well as the improvement of profitability.

The developments in the international foreign currency markets and the volatility in the exchange rates of the various foreign currencies and their implications for borrowers operating in foreign currency necessitate the intensification of monitoring, supervision and control. To this end, the rules relating to the necessary matching between the basis currency of the credit and the currency of the cash flow providing the source of repayment were updated. In addition, the collateral requirements for credits with exposure were raised. As a result of continuing erosion of the dollar exchange rate and its effect on the credit exposure of borrowers in certain economy sectors, principally borrowers whose main source of income comes from exports, awareness regarding currency exposure has been raised and special attention dedicated to borrowers with potentially high levels of exposure. Where necessary, updates to borrower ratings are made, together with a requirement to reinforce the shareholders' equity basis and collateral.

Due to the high volatility of commodity prices, special attention is also given to sectors that are likely to be adversely affected by this trend.

With the aim of improving the range of products and the level of service to customers, financial instruments are made available to them to enable them to protect themselves against exposure to exchange rates, CPI-linkage and interest and thereby to improve their financial stability while reducing their risk level.

As part of the rationale behind the establishment of the credit risk management unit, and in order to improve and simplify the decision-making process and shorten the timeframe for granting credit, a change was made in the credit authority hierarchy at the different levels, such that many credit applications are approved by the credit risk management unit, which allows larger amounts of time to be allocated to borrowers characterized as having high exposure levels, and to complex transactions.

In the credit management sphere, the control and supervision processes relating to the risks have been improved by intensifying the process of concentrating corporate and commercial customers in specialist branches and by allocating professional personnel to deal with customers in accordance with the volume and complexity of their activity and the risk level of their operations.
Financing the construction and real estate sector, which is concentrated in a separate sub-division as part of Leumi's Corporate Division, is effected by using specific analytical and monitoring tools, which assist the Bank in the decision-making process and in monitoring the financing of various projects. The financing in this sector is affected while emphasizing diversification of the credit portfolio and by differentiating between the various construction sectors: residential, income-producing property intended for commercial and office use, and construction for industry and commerce, and also by differentiating between the geographic areas in which the projects are located, in accordance with relevant demand.
A material part of construction finance is carried out in the closed "construction lending" format, characterized by periodic examinations and close monitoring, with reliance on and with the assistance of external construction supervisors.

As part of the Bank's strategy to finance its customers wherever they operate and with the aim of spreading risks, the Bank also participates in financing real-estate overseas. The financing is provided for selected customers in a controlled manner, in preferred countries and having regard to the political and economic risk of the country, along with meticulous examination of the projects, with overseas subsidiaries of the Bank or other local banks participating in the projects. The Bank closely monitors the scope of its exposure to the real-estate sector in the various countries at the Group level.

With regard to the finance of transactions for the purchase of various types of means of control over corporations, including credit which is granted to a borrower, when the source of repayment is the corporation the purchase of whose control the Bank is funding, the Bank's requirements for financing the purchase of means of control have been determined within the context of the Bank's credit policy, with regard to the shareholders' equity required, collateral and also other conditions. In some existing transactions, the Bank has requested and received additional collateral.
The Bank of Israel, in its Proper Banking Management directives, has laid down limits for the financing of the purchase of means of control of corporations, with which the Bank complies.

In order to deal with complex transactions for financing investments in infrastructure projects (power stations, desalination facilities, toll roads, BOT projects and the like), the Bank has established a dedicated unit that examines the transactions and structures the financing package, including possible co-operation with capital market entities in financing the transaction.

Within the context of the collateral policy for all branches of the economy, principles and rules were established concerning the types of collateral and their amount. Collateral requirements and rates are determined by the risk that the Bank is willing to assume when granting the credit, with special emphasis placed on the borrower's rating and the repayment ability of the customer as criteria for granting credit as against the weight given to conventional collateral.
Collateral is matched to the kind of credit which it secures, with attention to the length of the period, the types of linkage, the nature of the credit and its purpose, as well as the speed with which it can be realized. The Bank verifies the value of collateral by obtaining up-to-date appraisers' evaluations/valuations. The credit branch of the Corporate Division operates an "appraisers' section" whose function, *inter alia,* is the examination of the valuations of the assets pledged to the Bank carried out by qualified appraisers, and determination of the maximum value of the assets collateral.

In certain cases, where the facts justify doing so, the Bank accepts partial collateral, while relying in respect of the unsecured portion on the customer's proven financial strength and repayment ability, while requiring appropriate covenants. The hierarchy of authority for granting credit at Leumi is determined, *inter alia,* according to the level of significance of the securities on the borrower's credit rating. The lower the level of collateral, the smaller the significance is with regard to improvement of the credit rating.

The Bank has a computerized system which can provide up-to-date information concerning collateral according to various categories. Concerning the various kinds of collateral, there are instructions regarding their management, the determination of their value (using external appraisers, financial data, etc.), dealing with their receipt, and monitoring their changes and changes in their value. Officers empowered to authorize credit act according to policy determined concerning these rates which are automatically calculated by a computerized system pursuant to the established policy.

The Special Credit Department deals with the problem customers of the Bank, who are transferred for its attention according to criteria determined by the Bank's Management. The primary objective is to rehabilitate the customer and improve his financial situation and his debt servicing ability. Where this is not possible, the Department takes action to recover the debt while minimizing the damage to the Bank.

A process of conclusion drawing is carried out at the Bank, with the participation of executives from the Bank's various units. Within this context, committees have been established to draw conclusions at the divisional level, and for the Bank as a whole. These committees convene periodically in order to discuss successes and failures, to analyze the implications and significance of their conclusions and to formulate recommendations to improve the work processes and to enhance business efficiency. These recommendations are reflected in changes to the credit and collateral policies, in amended work guidelines at the Bank and in updated instruction programs.

In an ongoing effort to improve the professionalism and expertise of the employees dealing with credit, the Bank invests much in instruction and professional training at all levels. The number of courses has been increased and emphasis has been placed on improving professionalism through specialization in the business lines and types of customer.
Concurrently, many resources are invested in improving control tools and computerized information systems available to credit decision makers. In the private credit sector, in addition to the continuous monitoring of activities in accounts and the adjustment of current account and credit card facilities in accordance with these activities, the renewal of credit and its re-adjustment to the activity level in the account are carried out with the aid of decision support systems.

The granting of a loan up to a defined maximum amount is examined with a credit scoring system on the basis of the level of risk inherent in the account. Corporate and commercial credits and also major private customers are rated through a credit rating system operated at the Bank. The system is being constantly improved to tailor it to the current characteristics of the credit and to deal with a range of borrowers from the various branches of the economy according to their level of complexity, financial performance, amount of collateral and size. This credit rating assists Management in making credit decisions and monitoring credit quality over time. The calculation of capital in respect of credit risk depends on PD – Probability of Default, the EAD – Exposure at Default and the LGD – Loss Given Default. The system, together with the system for measuring the profitability of the customer, provides the basis for the connection between the level of risk and the return.

The Bank is adapting the risk management systems to the directives arising from the recommendations of the Basel Committee with regard to allocating capital in accordance with the types and levels of risks.

As part of the Risk Management Control Department and under the Chief Executive Officer, the Loan Review Unit carries out an ongoing estimate of the risk level of Bank customers. This unit operates separately and independently from the credit teams of the Bank, and one of its roles is to verify the reliability of the credit ratings determined by the credit rating system.

The Bank examines the credit portfolio on an ongoing basis in an effort to locate, as early as possible, borrowers whose level of risk and exposure has risen, and require special management attention and close involvement, due to risk characteristics or economic/market conditions that may affect their position, with a view to improving their position.

As part of the means employed by the Bank for credit risk management, a method for the tracing and categorization of problem loans has been developed, and the Bank is preparing to adopt it in respect of all its lines of banking business. This method includes a systematic, quarterly work process, as part of which the credit portfolio is thoroughly reviewed, while using a number of criteria which provide an early warning that a loan is becoming a problem loan. The process of identifying specially sensitive customers is carried out through a combination of automatic means of tracing and control and of ongoing examination by the business elements and the evaluation of the difficulties which have been discovered, for the purpose of determining the risk category of the customer.

The thorough review, and the additional work processes carried out thereafter, are intended to ensure that all problem loans are categorized with the correct designation, and more importantly, to ensure that loans which have been found to be potential problem loans are dealt with by the business elements so as to improve the state of the obligation, while giving all necessary attention.

Another aspect of the method which has been adopted deals with a systematic examination to see that appropriate provisions have been made for doubtful debts, in respect of the obligations of various borrowers about whom the Bank has doubts. Such examination is made on a case-by-case basis in respect of each borrower, while setting basic criteria regarding the manner of calculating the provision for doubtful debts, in accordance with the characteristics of the debt, while allowing for the use of discretion by the Bank's Management. The calculation of specific provisions is based, *inter alia*, on estimations as to the ability of the customer to continue activities, combined with past experience and a realistic evaluation of the ability to realize collateral. The calculation is based on existing information regarding the debt, such as: the business position of the borrower, the business environment in which he operates, the extent to which he has met his obligations in the past and an estimation of the value of the collateral held by the Bank, as also reflected in the risk category determined for him.
The unit for managing credit risks in the Corporate Division and the Construction and Real Estate Division also participates in the process of determining the appropriateness of the provisions.

7.2 In each of the Bank's overseas subsidiaries, its credit policy is approved by the local board of directors, after consulting the Manager of Credit Risk of the Bank in Israel. As in Israel, so too in the overseas offices, credit policy is based on the dispersal of risk among the various sectors of the economy, while determining exposure limits for the various sectors of the economy and various activity segments. In addition, as part of the credit policy, a collateral policy is determined, including rules and principles regarding the various types of securities, the rate of reliance thereon and the like. All this is done in accordance with and subject to all the banking regulations and directives in each country. Each subsidiary determines the authority for granting credit at the various levels. In addition, in subsidiaries which grant commercial credit, systems are used to rate borrowers, according to their risk level and at subsidiaries with a substantial credit volume, a loan review unit examines the risk level of the bank's customers on an ongoing basis.

7.3 Against the credit and other risks stand the shareholders' equity sources, including minority interests, amounting to some NIS 17,643 million on 31 December 2006 (31 December 2005 – some NIS 16,205 million). In addition, there are a general provision and an additional provision for doubtful debts totaling some NIS 1,024 million. The ratio of Tier I capital to risk assets at 31 December 2006 was 7.53%, while that of Tier II capital to risk assets was 4.0%. The ratio of total equity to risk assets reached 11.56% at the end of 2006, compared with 11.55% at the end of 2005.

8. Credit Risk in Derivatives Activity

The nominal amount of a transaction in derivatives does not reflect its credit risk. Credit risk is measured by the maximum loss, according to scenarios, that the Bank might bear if the counter party to the transaction does not comply with the terms of the transaction, after deducting enforceable set-off agreements. The credit risk at a specified date is defined as the total loss or profit which has arisen from the transaction as at that date, together with potential future loss, this potential being estimated according to the level of expected volatility of the underlying asset and the duration of the remaining period until final settlement of the transaction.

For the purposes of monitoring the credit risk in derivatives, computerized systems are operated for monitoring credit exposure that check the exposure of the customer at any given moment and in relation to changing market conditions.

The collateral required of the customer by the Bank derives from the risk, as described above, and is thus determined precisely for each customer.
If a customer has additional obligations to the Bank, the credit risk stemming from the derivatives is included in the total obligations of the customer at the Bank.

9. Evaluation of Risk Factors in the Leumi Group

In accordance with Bank of Israel directives, set out below is a table detailing the risk factors to which the Group is exposed in respect of its banking activity, and Management's estimates of the level of the various risks.

The estimates of the possibility of an exacerbation of the risk factors are of low, medium and high levels. A risk factor with a high level is defined as a risk factor whose realization would cause damage to the Group's operations, a medium-level risk factor is defined as a risk factor whose realization might delay the growth of the Group and the attainment of its business goals, while a low-level risk factor is defined as a risk factor whose realization might be reflected in damage to the annual profit and reduction in, or non-payment of, dividend. It should be noted that the exacerbation of risk refers only to the realization of unforeseen damage. Estimations of a fixed and forseen level of damaging events are a part of the Bank's business planning and are reflected on an on-going basis in the financial results. This report on risk factors refers to deviations from the anticipated values which might cause an erosion of anticipated profit and, in extreme cases, even a part of the Group's capital means.

So as to give a reasonable level of certainty, a risk factor that with a likelihood of 90% will not be realized in a particular year, has been chosen as a realistic risk threshold (that is to say, the likelihood of realization of damage at the particular level of exacerbation mentioned in a particular year is under 10%).

The threshold separating a medium and high-level risk is damage to the capital adequacy levels required by the regulators for the activity of the Group at the relevant time. Here, the intention is not only the preservation of minimal capital ratios, but also the additional limits imposed on the Group, such as those regarding the concentration of activity of groups of borrowers, or activity abroad. A risk whose realization would cause damage greater than the amount of the forecasted actual profit and the existing capital surplus, would be a high-level risk. Its realization would necessitate the immediate reduction of the Group activities, while a medium-level risk is a risk which might erode the Group's capital, but such effect would not cause a problem with the extent of the Group's activity.

The threshold which separates a low and a medium-level risk is 10% of the capital means of the Group. An examination of the profits and growth - rates of the Group over the past decade shows that the gap between forecast and actual profit in each year has not exceeded 10% of the capital means. As the Group is presently growing, it may be deduced that risks likely to cause unforeseen losses in an amount of under 10% of capital means are risks of a low level of severity, while risks likely to cause unforeseen losses at a level above 10% of capital means are risks with a medium level of severity.

Set out below are the various risks and the means by which they are estimated:

1. **Credit risk**

   The risk of loss as a result of the possibility that a borrower may not meet its obligation.

   The Leumi Group adopts a cautious credit policy relating to the different branches of the economy and credit sectors. The Group incorporates into its policy the strengthening of controls over credits whose risk levels have risen, the supervision of credit authority, the expansion of the examinations made prior to the carrying-out of transactions, the determining of higher-level criteria in accordance with the type of transaction and the raising of thresholds for the approval of transactions, such as requiring increased levels of shareholders' equity and collateral for the various types of financing.

The Group has a substantial capital surplus over and above the 9% risk capital ratio required by the Bank of Israel. This surplus is substantially higher than that prevailing in the five largest banking groups in the Israeli banking system. The capital surplus reduces the negative effect of credit events and ensures that the activities and stability of the Group will not be affected. The field of credit is the central field of activity of the Leumi Group, and a general deterioration in the field of credit, whether in a particular branch or in the whole economy, would no doubt cause serious loss to the Group. The total credit risk of the Group is estimated at being at a medium level.

1.1 The risk in respect of borrowers and collateral – the size of possible provisions over those foreseen for the determined period and level of collateral was examined. The estimated level of the credit risk component of the Group in respect of borrowers and collateral is medium.

1.2 The risk in respect of concentration in sectors of the economy – the construction sector is the Group's largest sector, and for the purpose of estimating the unforeseen damage related to the concentration in this branch of the economy, an appropriate stress scenario was examined. The estimated credit risk in relation to sector concentration is of a medium level.

1.3 Groups of borrowers – the Leumi Group has large capital surpluses in relation to the Bank of Israel's limitations with regard to the largest borrower, the largest group of borrowers and the six largest groups of borrowers. Management estimates that in the event of the failure of one of these groups, the loss would be within the low-level area.

For further details regarding exposure to and management of credit risks see pages 181-186.

2. Market risk

Market risk is defined as the risk of loss from a balance-sheet or off-balance-sheet position arising from exposure to changes in the rates of exchange, interest rates, inflation rates or share prices.

To estimate this risk, use may be made of the VAR (fortnightly value at risk) which is calculated for market risks.
This value may be adjusted to the description of annual damage at the required confidence level both for overall market risk and for its components. After these adjustments, the overall annual damage from market risk is equivalent to a low risk. The various risk components (interest, currencies, inflation and shares) are lower, and are also categorized as low risk.

For further details regarding exposure to and management of market risk see pages 166-177.

3. Liquidity risk

The risk of loss from uncertainty regarding the availability of funding resources and the conditions for raising them in an unexpected manner and within a short period.
This risk is determined as of low level, since the Bank complies with the liquidity ratios it determined for itself, including statistical ratios, and the subsidiaries also comply with the ratios they have set themselves.

For further details see pages 172-174.

4. Operating risk

Operating risk is "the risk of loss resulting from inadequate or failed internal processes, people and systems and from external events. This definition includes legal risk, but excludes strategic risk and reputational risk".
At Bank Leumi and subsidiaries, a systematic process of mapping operating risks and estimating their severity is carried out in an ongoing basis. This includes defining the manner of managing the risk and the means proposed for reducing risks.

As a result of these processes, an information system was developed for recording and following-up the management of operating risks. The Bank carries out processes for estimating and hedging the risks of its computerized systems – both the systems in development and production systems. The operating risk is categorized as low.

For further details see pages 177-178.

5. Legal risk

The risk of loss as the result of the inability to legally enforce the performance of an agreement.
A program for managing legal risks is implemented in the Group. Its purpose is the management and reduction of risks arising from legislation, regulations, case law and regulators' directives, risks arising from operations which are not backed by agreements ensuring the Bank's full rights, or that cannot be fully enforced, and risks arising from legal proceedings. The Group's legal risk is categorized as low.

For further details see pages 179-180 below.

6. Reputational risk

The risk that publication or disclosure of a transaction, counterparty or business practice relating to customers, as well as business results or events connected with the Group, may have an adverse effect on the public's trust in the Group.

Reputational risk of the Group is managed by maintaining high levels of control, orderly work procedures, regular discussions by the Management and Board of Directors and their ability to follow up after ongoing operations. The Leumi Group has a code of ethics relating to behaviour toward employees, suppliers and the environment. The quality of the Group's products and services are amongst the highest in Israel, and the financial results prove that the expectations of share-holders and the public (as well as analysts) have been fulfilled. The treatment of employees and customers is demonstrated by the minimal number of complaints. The Group's reputational risk is categorized as low.

7. Regional risks

The Group's business is affected by the cyclical nature of business activity in Israel, which is in turn affected by both domestic and international economic and political events. Regulatory changes, changes in policy and legislation may also affect the Group's business. The political, security and economic position of Israel may of course have a great effect on profitability and even the stability of the Group. As these factors are not exclusive to the Leumi Group and affect the whole banking system in Israel, the severity of these risks has not been categorized, although they may be seen as overall risks which affect the financial risks described above.

	Risk Factor	Severity of Risk
1	Overall effect of credit risk	medium
1.1	Risk from quality of borrowers and collateral	medium
1.2	Risk from sector of economy concentration	medium
1.3	Risk from concentration of borrowers/groups of borrowers	low
2.	General effect of market risk	low
2.1	Interest rate risk	low
2.2	Inflation risk	low
2.3	Exchange rate risk	low
2.4	Share price risk	low
3.	Liquidity risk	low
4.	Operating risk	low
5.	Legal risk	low
6.	Reputational risk	low

The evaluation of risk factors is "Forward-looking information" (for definition, see pages 46-47.) The evaluation of the levels of severity of the risk factors in the Leumi Group was made by the Management of the Bank, and is a subjective evaluation, based on various assumptions regarding the likelihood of the realization of the risks and their intensity. Great care should therefore be exercised in using this information and it should not be used for comparison between the various banks.

10. Preparations in Anticipation of Basel II

The Basel Committee on Banking Supervision published the final version of the capital adequacy measurement accord (Basel II) in June 2006, which is intended to be implemented, following central banks' instructions. The Accord is based on three pillars: minimum capital requirements, regulation, control and supervision of capital adequacy, and policy regarding disclosure of information to the public. Such information will supplement the minimum capital adequacy requirements and required supervision, and allow the market to evaluate the risk of the bank. The Supervisor of Banks announced at the end of January 2007 that the target date for the implementation of Basel II in Israel is 2009, and that he intends publishing directives in this regard by September 2007.

The declared purposes of the Basel Accord are to strengthen the soundness and stability of the international banking system, to improve risk management, to establish a connection between the banks' risk management and the management of their business strategy for achieving their targets. Ability to assess risks and understand their management are required of the banks themselves, while the regulator is required to ensure that banks, in assessing the risks facing them and the capital required therefore, can also withstand unexpected scenarios.

The new minimum capital requirements relate to operating risks, in addition to credit and market risks, with which the banks have long since been required to deal. Furthermore, considerable changes are required in the capital requirements relating to credit risks. In the two contexts, of credit risks and also of operating risks, the Committee has proposed three options for calculating minimum capital. The options are typified by an ever-increasing sensitivity to risk. The banks, and the bank regulators, are to select the appropriate method for their risk management level.

In October 2004 the Bank of Israel published draft guidelines regarding credit rating (the "Draft"). In the explanatory letter regarding the Draft, the Bank of Israel remarks that: "The document is the first in a series of regulatory steps the purpose of which is to implement in Israel at the end of the day, a framework for capital adequacy which accords with the principles set by the Basel Committee on 26 June 2004, "Basel II"". (At this stage the Draft details directives regarding the credit rating of companies, banks and countries.) The document relates, *inter alia* to the following subjects:

- the standards to be used for the construction of the credit-rating systems.
- the standards for quantifying the statistical parameters – PD, EAD and LGD.
- the basic standards for the process for validation of the credit-rating system.
- the data basis to be constructed for building the statistical models.
- the organizational structure required for credit activity.

In respect of the credit risks, Basel II proposes two approaches for allocating capital – the standardized approach and the internal rating based approach. The standardized approach is similar to the approach used today, whereby use is made of external credit ratings of borrowers. The internal rating based approach has two systems, the basic and the advanced.
Using these systems, on the basis of internal risk ratings given to borrowers, the bank is required to estimate a number of variables constituting the principal parameters of quantitative statistical models for management of credit risks, on the basis of which the capital required for managing these risks is to be calculated. With these approaches, the required capital amounts arise from and are dependent on the size of these variables. The difference between the two internal rating based models is the number of parameters estimated independently by the bank: using the basic approach, the central bank dictates the parameters except for one parameter which is estimated by the bank (the failure probability) and using the advanced approach, all the parameters are estimated by the bank.

Expansion of the capital requirements in the proposed Basel II Accord relate to the need to allocate capital also in respect of operating risks. To this end, the Bank of Israel published draft guidelines on the subject of management of operating risks in August 2006. This risk is defined therein as a risk arising from failed internal processes, people and systems, or from external events. The definition also includes legal risks. As in the field of credit risks, the Accord creates an incentive for banks to improve risk management and the manner of their assessment, and the development of quantitative measurement tools. Also in this regard, the Accord allows the calculation of capital requirements using three systems, requiring rising levels of sophistication and scope with regard to management of operating risks.

With regard to operating risks also, most of the Accord is dedicated to improving the quality of risk management. A systematic management process is required within a clear policy of identification and evaluation of risks, together with supervision and control thereof. In parallel, a systematic process of reporting exposures and losses in respect of operating risks is required.

As part of the Bank's preparations for the implementation of Basel II, and in continuation of activities carried out during 2004-2005, a project administration was set up at the end of 2005, the role of which is to manage, coordinate, adapt and supervise the parties involved in the project, and to bring about the eventual implementation of all the directives of Basel II.

In addition, a senior steering committee was appointed for the Basel II project, headed by the Senior Deputy Chief Executive Officer, and including several Members of Management and other senior executives.

As mentioned above, and arising from the Basel II directives contained in the draft guidelines, the Bank is preparing to adapt infrastructure systems to the required changes, and to collect the required data in order to estimate the risk variables. All this will require the investment of substantial resources in the coming years.

Linkage Status, Repayment Periods and Liquidity Status

A. Linkage Status and Repayment Periods

In accordance with the policy for the management of assets and liabilities according to linkage basis, available capital* is invested in unlinked shekel assets, CPI-linked assets and foreign currency and foreign currency-linked assets, which include the Bank's overseas investments. The financing of all of the Bank's overseas investments from back-to-back foreign currency sources prevents basis exposure in this respect.

* Available capital – the total of capital sources and certain reserves, less investments in consolidated companies and fixed assets.

In 2006, the downward trend in the weight of deposits of the public in the total financial assets of the public which began in 2002 slowed. The amount of deposits of the public rose in 2006 by a rate of 4.5%, and the volume of the securities portfolio of the Bank's customers increased by 21.8%.

Details regarding exposure to basis risk in asset and liability management according to linkage basis appear in the chapter on risk exposure on pages 166-168.

The unlinked shekel sector

The principal activity in the unlinked sector is concentrated in short periods of up to a year.

In the first half of the year, there was a decline in the volume of deposits of the public, primarily in consequence of the diversion of moneys to the capital market. The major part of the withdrawals was from short term deposits of up to three months.

From the third quarter there was a change in the trend, and by the end of the year an accrual of deposits was recorded, mostly short term.
To summarize the year, there was an increase of NIS 6.9 billion, 8.4%, in shekel deposits.

At the end of 2006, there was a surplus of liabilities over assets for periods of up to a year, as compared with a surplus of assets at the end of 2005, primarily in consequence of the increase in the volume of short term deposits and a decrease of capital in the sector.

The CPI-linked sector

The majority of the transactions in this sector are for periods longer than a year.

The decline trend in the volumes of CPI savings which began in 2003 continued in 2006.

The volume of savings deposits (at the Bank) stood at some 48% only of the volume of the savings which reached maturity or were withdrawn at exit-points.

In 2006, deposits of the public totalled NIS 31.2 billion (-7.5%). On the other hand, derivative transactions increased in the direction of purchase of CPI hedging by the public of some NIS 1.5 billion (+45.2%). Most of the CPI hedging was required by companies that issued CPI-linked debentures on the capital market.

There was a decrease in credit to the public of some 4.5%.

At the end of 2006, there was a decrease in the surplus of liabilities for periods of above one year and up to two years, compared with the end of 2005, as a result of the maturity of a large volume of savings plans, part of which were not reinvested.

Foreign currency sector

The majority of the activity in this sector is focused in periods of up to one year. From past experience, a large part of the deposits in the foreign currency sector, that are deposited for periods of less than one year, including call deposits, are re-deposited at the Bank in a continuous and continuing process, which is not highly sensitive to the state of the economy or the position in the financial markets.

During 2006, a significant increase, in the amount of NIS 5.4 billion, was recorded in the volume of deposits of the public in the sector, an increase of 5.1%. The majority of the increase was in deposits by Israeli residents.

At the same time, there was an improvement in the foreign currency liquidity level, as a result of an increase in deposits with correspondent banks and an increase in investment in the foreign securities portfolio. At the end of 2006, there was an increase in the surplus of liabilities over assets for periods of up to three months.

The following table sets out a summary of the assets and liabilities classified by linkage basis, divided according to periods to maturity, including derivatives (excluding non-monetary items) and also including interest repayment flows: (see Note 17 to the Financial Statements for further information.)

Surplus of assets over liabilities	**As of 31 December 2006**			
	Unlinked Israeli currency	**CPI-Linked**	**Foreign currency including foreign currency linked**	**Total**
Period remaining to maturity:	**NIS millions**			
Up to one month	**(1,775)**	**(761)**	**(21,785)**	**(24,321)**
From 1 month to 1 year	**(3,518)**	**(2,517)**	**(2,327)**	**(8,362)**
From 1- 5 years	**7,051**	**4,795**	**26,968**	**38,814**
From 5 - 10 years	**7,227**	**2,365**	**2,225**	**11,817**
More than 10 years	**1,728**	**7,135**	**2,733**	**11,596**
Without maturity date	**2,591**	**(231)**	**276**	**2,636**
Total	**13,304**	**10,786**	**8,090**	**32,180**

Surplus of assets over liabilities	As of 31 December 2005			
	Unlinked Israeli currency	CPI-Linked	Foreign currency including foreign currency linked	Total
Period remaining to maturity:	NIS millions			
Up to one month	(1,906)	22	(22,426)	(24,310)
From 1 month to 1 year	4,661	(2,915)	(2,968)	(1,222)
From 1- 5 years	1,284	2,055	26,097	29,436
From 5 - 10 years	4,929	3,385	1,680	9,994
More than 10 years	1,009	5,082	2,814	8,905
Without maturity date	2,716	(54)	544	3,206
Total	12,693	7,575	5,741	26,009

A description of the key points of the policy, the means of monitoring and implementing the policy, and the limits used in the management of market risks, including basis and liquidity risks, are presented in the chapter "Exposure to Risks and Methods of Risk Management" on pages 166-190 above.

B. Liquidity Status and Funding

General

In 2006 there was a continuation of the expansion which characterized the economy in the last three years. The Israeli economy was characterized by relative stability, despite the war that broke out during the third quarter of the year, severe political shocks and the moderation of the rate of growth in the world.

The shekel strengthened against the dollar by 8.21% and weakened against the euro by 2.16%. The strengthening of the shekel against the dollar derives from the improvement in the Israeli economy, the flow of investments from overseas and the weakening of the dollar worldwide during the year.

The CPI (actual) decreased by 0.1%, below the price stability target. The strengthening of the shekel against the dollar was the determining factor in the decrease in the CPI.

During 2006, the Federal Reserve raised interest rates in the USA in measured steps by an aggregate rate of 1.0%, up to 5.25% at the end of the year.

Until July 2006, the Bank of Israel gradually increased the monetary interest rate to a level of 5.5%. From October, the Bank of Israel began a continuous lowering of the interest rate, and at the end of 2006 the monetary interest rate stood at 4.5%. As at the date of publication of the Report, the Bank of Israel interest rate was 4.0%.

Liquidity status

The system -

In 2006, the net volume of *Makam* issues by the Bank of Israel increased by some NIS 9 billion, parallel with a decline of some NIS 11 billion in the volume of monetary tenders. The volume of credit tenders at the end of December 2006 was NIS 7.5 billion, compared with deposit tenders of some NIS 3.5 billion at the end of December 2005.

The banking system's *Makam* balances were some NIS 10 billion at the end of December 2006, a decrease of some NIS 3.5 billion as compared with December 2005.

From March 2006, the Bank of Israel increased the volume of its "repo" type tenders (resale agreement) to an amount of NIS 500 million par value, while shortening the holding period to one week and increasing the frequency from fortnightly to weekly. As of January 2007, the Bank of Israel ceased operating this tool due to the sharp movement to credit tenders in place of deposit tenders for the banking system.

As from the end of June 2006, the Bank of Israel decreased the interest rate on liquidity deficits in both Israeli and foreign currency, to a rate of 4% above the Bank of Israel's interest rate.

During 2006, the change in the mix of the public's financial assets continued, against the background of low interest rates, together with a move from deposits to the capital market. There was a low real decline in the volume of bank credit which is explained mainly by a significant increase in non-bank credit to the business sector, which constituted a substitute for bank credit.

At the end of February 2007, the Bank of Israel announced a program for issuing *Makam* for the month of March, under which it would issue an amount of NIS 6.1 billion only of the new one-year *Makam* series.
This amount is some NIS 3 billion lower than the series to be redeemed, so causing an increase in the monetary base in this amount. This was against the background of the Bank of Israel's decision to make more active use of *Makam* for managing the state of liquidity in the system.

The Bank -

The structure of the Bank's assets and liabilities points to a high level of liquidity. This is the result of a deliberate policy of raising stable and diversified sources, while placing importance on the raising of deposits from a large number of customers, for varying periods of time and including for long terms.

The Bank has a liquid and high-quality securities portfolio (in shekels and foreign currency) in the amount of some NIS 31.7 billion, invested mainly in Israeli government debentures or in foreign securities with an average rating of A+.

For details regarding pledges created by the Bank on its securities portfolio, see page 85 of the Report.

The ratio of the Bank's liquid assets - cash and bank deposits and securities (excluding shares) stood at 38.1% of the Bank's total assets as of 31 December 2006, compared with 35.6% as of 31 December 2005. The ratio of such liquid assets in relation to total liabilities stood at 38.4% (in 2005 – 39.0%).

Leumi carries out ongoing monitoring of its liquidity position and of the indices that reflect a change in the liquidity risk using, *inter alia,* a model that was developed in 2004, pursuant to the directives of the Bank of Israel. The various assumptions that form the basis of the model are examined and updated in accordance with developments that occur in the parameters that have a significant influence on the liquidity position.

See also the chapter regarding exposure to risks on pages 166-177 for further details on exposures in liquidity management.

Funding (in the Bank)

In 2006, against the background of low interest rates and optimism in the capital market, the trend of the diversion of monies held by the public from deposits to investments in the capital market continued

The balance of the deposits of the public at the Bank increased by some NIS 12.4 billion in 2006, 6.6%. Most of the increase was in the unlinked segment, which increased by 10.8%. After deducting the effect of the change in the rate of the shekel in relation to foreign currencies, principally the appreciation against the dollar, the increase in the balance of deposits of the public amounted to some NIS 16.7 billion, 8.9%.

The balance of subordinated capital notes decreased by some NIS 0.4 billion.

The volume of negative accrual of Leumi customers in mutual funds amounted to some NIS 3.8 billion. Following a negative accrual of some NIS 4.6 billion in the first nine months of the year, positive accrual was recorded in mutual funds in the fourth quarter.

The accrual in provident funds and supplementary training funds in 2006 amounted to some NIS 0.5 billion.

The volume of the securities portfolio of customers of the Bank increased by NIS 49.1 billion during the period under review, in consequence of the flow of new monies and the increase in market values.

In 2006, the volume of credit to the public remained unchanged, mainly due to an increase in the volume of non-bank credit, which was expressed through large debenture issues by the business segment. There was an increase of 14.9% in credit in the unlinked shekel segment, which was set off by a decrease of 17.8% in foreign currency credit, and of 8.4% in the CPI-linked segment.

Unlinked shekel activity sector

In the unlinked shekel sector, the volume of deposits of the public increased by some NIS 8.8 billion, (10.8%), and at the end of the year reached some NIS 90.0 billion. The majority of the increase occurred in the fourth quarter of the year.

Credit to the public in unlinked shekels increased by some NIS 9.0 billion, an increase of some 14.9%. The majority of the increase was in the second half of the year.

On 1 July, the prohibition on creating excesses in current accounts pursuant to the Bank of Israel's Directive No. 325 came into effect.
According to a Bank of Israel publication, in 2006, there was a marked improvement in the pattern of credit consumption in current accounts and debitory current accounts as follows:

The volume of approved credit lines in the system increased by some NIS 18 billion to some NIS 73 billion (+32%). The volume of the credit lines at Leumi increased by some NIS 3.6 billion to NIS 26.2 billion (+16%).

The volume of credit utilized in the credit lines in the system increased by some NIS 5 billion to some NIS 32 billion (+17%). The volume of credit utilized at Leumi increased by some NIS 1.3 billion to NIS 9.6 billion (+16%).

The volume of credit excesses decreased in the system at a sharp rate – from some NIS 12 billion to some NIS 6 billion. The balance at Leumi also decreased substantially, from some NIS 1.6 billion at the beginning of 2006 to some NIS 0.3 billion in December 2006.

CPI-linked activity sector

The balance of CPI-linked deposits of the public decreased by some NIS 1.9 billion, a decline of some 6.3%.

The balance of credit in the CPI-linked sector increased by some NIS 2.2 billion, some 8.4%, most of which was in the third quarter of the year.

Foreign currency and foreign currency-linked activity sector

The balance of foreign currency and foreign currency-linked deposits of the public increased by some NIS 5.3 billion, an increase of 6.9%, despite the sharp appreciation in the exchange rate of the shekel. In dollar terms, there was an increase of US$ 2.7 billion in the deposit balance.

The volume of loans decreased by some NIS 7.0 billion, a decline some 17.8% (in dollar terms, the decline was of some US $ 0.9 billion).

In view of the considerable rise in its foreign currency liquidity level, the Bank increased its foreign securities portfolio during the period under review by some US$ 0.5 billion to some US$ 3.1 billion, and also increased the volume of deposits with correspondent banks by some US$ 3.3 billion to US$ 8.8 billion.

Legal Proceedings

1. Civil Proceedings

1.1 The Bank is a party to legal proceedings that have been brought against it by customers, former customers and various third parties that consider themselves prejudiced or harmed by the Bank's activity during the ordinary course of its business.

In the opinion of the Management of the Bank, based on legal opinions, appropriate provisions have been included in the Financial Statements to cover possible damages in respect of all the claims.

The causes of action against the Bank are different and varied, including assertions as to the non-execution of instructions or non-execution on time, applications for approval of attachments imposed by third parties on debtors' assets that according to them, are held by the Bank, assertions of charging interest other than in accordance with the interest rates that were agreed upon between the Bank and the customer, interest rates that deviate from those permitted by law, errors in the time of debiting and crediting accounts in respect of checks drawn on them, assertions of coercion to purchase savings schemes and also assertions relating to provident funds, securities, labor relations, drawing checks without cover and failure to honor checks.

In addition applications to approve class actions have been filed against the Bank.

None of these claims is in an amount that exceeds 1% of the Bank's shareholders' equity on 31 December 2006, some NIS 175 million, except claims described in Note 18 to the Financial Statements.

1.2 Within the context of measures taken to recover debts during the ordinary course of its business, the Bank, *inter alia,* institutes various legal proceedings against debtors and guarantors and proceedings to realize collateral. The Financial Statements contain provisions for doubtful debts that were made by the Bank on the basis of an assessment of all the risks involved in credit to the various sectors of the economy and having regard to the extent of the information concerning the relevant debtor/guarantor regarding his financial strength and the collateral given to the Bank to secure repayment of the debt.

1.3 On 10 June 2004, the Jerusalem District Court, sitting as the Standard Contracts Tribunal, gave judgment on an application that was filed against the Bank by the Attorney-General in 1997, asserting that a current account form that the Bank uses includes clauses that are prejudicial pursuant to the provisions of the Standards Contracts Law, 1982, and they should accordingly be annulled.

In its decision, the tribunal held that certain clauses and parts of clauses in the form (some 29 subjects in all) are prejudicial to the customers and accordingly annulled them or - and in a considerable number of the cases - partially accepted the Bank's position and directed that the clause be changed and not completely annulled. With regard to a not inconsiderable number of the clauses in relation to which there was an assertion that they were prejudicial, the tribunal accepted the Bank's position and did not order their annulment.

An application to the Supreme Court filed by the Bank to stay execution of the directives of the judgement was approved in a decision of 1 December 2005.

Both the Bank and the Attorney-General filed appeals with the Supreme Court against certain parts of the rulings in the judgement. In addition, the Attorney-General filed an application with the tribunal to amend the judgment, such that it shall also apply to contracts signed before the judgment was handed down. The tribunal rejected this application and the Attorney-General appealed this to the Supreme Court.

1.4 **An application for the approval of a derivative action on behalf of the Bank against the controlling shareholder in Africa Israel and senior Bank employees.**

On 11 March 2007, an action and an application to approve the action as a derivative action in the amount of NIS 158 million were filed in the Tel Aviv-Jaffa District Court. The plaintiff is demanding that he be permitted to file a pecuniary action on behalf of the Bank against the controlling shareholder in Africa Israel Investments Ltd. ("Africa Israel"), and senior employees of the Bank, and two additional senior employees of the Bank who were directors of Africa Israel.

The action focuses on the transaction for the sale by the Bank to the controlling shareholder in Africa Israel of 15.83% of the share capital of Africa Israel. The plaintiff claims that during the negotiations, material information was concealed from the Bank regarding the true value of the real estate division of Africa Israel in Russia, and as a result the shares were sold at too low a value. It is also claimed that, after publication of the said material information, the remaining defendants allowed the transaction to be completed and did not take action to increase the proceeds received by the Bank, even though, it is claimed, they were able and obliged to take operative steps to prevent the completion of the transaction in its original form. The damages which the plaintiff wishes to claim in the name of the Bank is the difference between the price at which the shares in Africa Israel were sold by the Bank to the controlling shareholder and the true value or the appropriate value of these shares after publication of the said material information.

It should be noted that during 2006, the plaintiff, through his legal representatives, approached the Chairman of the Board of Directors of the Bank and demanded that the Bank file a derivative action in this regard. The Board of Directors discussed this demand, and rejected it. The rejection was conveyed to the plaintiff's legal representatives.

2. **Other Proceedings**

2.1 In consequence of the investigation of the Israel Securities Authority regarding the issue of the "Psagot Madadit Ad 120" fund and the issue of the "Pia Gilon Plus" fund in 2003, disciplinary complaints were filed against a number of counselors of the Bank with the disciplinary tribunal established under the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 (the "Counseling Law"), and a plea bargain was agreed to with the State Attorney. The tribunal decided to adopt the arrangement reached between the State Attorney on the one hand and the investment counselors' legal representatives on the other, and to impose disciplinary sanctions by way of warning and reprimand on a number of investment counselors at the Bank, in respect of a breach of the provisions of section 16(a) of the Counseling Law.

In March 2007, an indictment was filed against the Bank, Leumi L.P. Ltd. (formerly Leumi-Pia Trust Management Co. Ltd.), Leumi Management Ltd. (formerly Psagot Managers of Mutual Funds - Leumi Ltd.) and Leumi Securities and Investments Ltd. (formerly Psagot Ofek Investment House Ltd.), subsidiaries of the Bank, and against a number of employees of the Bank and of the said companies at the time of the offence attributed to them, in respect of a breach of section 82 of the Joint Investment Trust Law, 1984 in its form at the time of the alleged offence, together with section 29(b) of the Penal Law, 1977.

2.2 In November 2004, investigators of the Antitrust Authority arrived at various offices of the Bank, as well as those of other banks, and gathered written and computerized material for the purposes of investigating a suspected restrictive trade agreement between the banks. In July 2005, investigators of the Antitrust Authority conducted a search at various offices of the Bank, and gathered written and computerized material for the purposes of investigating a suspected restrictive trade agreement between the banks.
Also, in July and August 2005, a number of employees of the Bank were summoned to an examination at the Antitrust Authority.

2.3 In 2004, LISI, a wholly-owned subsidiary of BLUSA, discovered *prima facie* improper trades in securities carried out by one of its traders. The matter was reported to the regulatory authorities of BLUSA and LISI and the said trader's employment was terminated. In 2005 the SEC commenced a formal investigation at LISI with regard to the said matter.

See Note 18 to the Financial Statements for further details regarding pending claims.

Restrictions and Supervision of Activities of the Banking Corporation

1. Pursuant to the provisions of the law, the Bank is subject to the supervision of various authorities with regard to the various activities undertaken by it, and especially with regard to its overall activities, to the supervision of the Bank of Israel, specifically the Governor of the Bank of Israel and the Supervisor of Banks.

   By virtue of the powers granted to the Governor of the Bank of Israel and the Supervisor of Banks, various permits and approvals are issued by them from time to time, for activities and/or holdings in corporations.

2. The Governor of the Bank of Israel has permitted the Bank, by virtue of his powers under section 31 of the Banking (Licensing) Law, 1981, to hold the means of control of overseas corporations (the "Overseas Corporations"), and by virtue of this permit, the Supervisor of Banks has approved holdings by the Overseas Corporations in other corporations (the "Sub-subsidiaries"). In addition, there are specific approvals relating to Sub-subsidiaries. The permit for the holdings in the Overseas Corporations was issued on 23 February 2006 in lieu of the previous permits, and such permit was given subject to the Bank acting to implement the requirements of the Supervisor regarding supervision and control of the Overseas Corporations and the Sub-subsidiaries.

The corporations included in the Governor's permit are: Bank Leumi USA, Bank Leumi (Switzerland), Bank Leumi (UK), Leumi (Latin America), Bank Leumi (Luxembourg), Bank Leumi (Jersey) and Bank Leumi Romania.

The permit is subject to a number of conditions regarding: levels of holdings; supervision, control and monitoring of the management of the Overseas Corporations and Sub-subsidiaries; the requirement for approval from the Supervisor or reporting or giving of notice to him regarding various events, such as: investments in corporations, material new activities, the opening of a branch or representative office; and the giving of information and documents to the Supervisor.

3. With regard to restrictions imposed on the depositing of monies between Group companies, see page 173.

Material Contracts

1. An agreement between the Bank and Union Bank of Israel Ltd. ("Union Bank") for the provision of comprehensive computer and operating services, including development and special new projects and relevant training services, by the Bank to Union Bank and related bodies, that was signed in September 2001. The agreement applies retroactively from September 1998 for a period of eleven years, with Union Bank having an option to extend, unless the agreement is previously cancelled by prior notice of 4 years (or a shorter period in certain circumstances). The agreement includes, *inter alia*, an indemnity clause with regard to direct damage that may be caused to Union Bank due to a breach of intellectual property rights by the Bank, or if Union Bank is sued as a result of said breach.

   The consideration is made up of a basic annual fee of NIS 24.141 million per year (linked to the CPI of April 1998) for a package of basic services within a certain volume of activities, and additional amounts for services not included in the basic package. The basic amount is subject to change in accordance with the change in the volume of activities. In addition, included in the amount is a discount of NIS 7.5 million per year which will be repaid to the Bank in accordance with a certain formula if Union Bank terminates the agreement under certain circumstances, prior to the expiration of 10 years from its commencement. Union Bank has notified the Bank that its board of directors has resolved to examine alternatives to the services provided by the Bank.
   Negotiations are underway for the extension of the period of the agreement, with certain amendments to its terms. Agreement has not yet been reached between the parties.

2. An agreement from December 1995 between the Bank and the Assessing Officer for Large Enterprises regarding the manner of recognition for tax purposes of provisions for doubtful debts, based, *inter alia*, on the principal recommendations of the committee for the examination of tax aspects regarding doubtful debts.

   The following are the principal rules determined in discussions with the Assessing Officer for the recognition of provisions for doubtful debts for tax purposes and the method of dealing with cancelled provisions. The basis of the rules is the recommendations of the committee appointed by the Income Tax Commissioner for the examination of tax aspects regarding doubtful debts of banks (the "Givoli Committee"), that were published in 1992, and have yet to be incorporated into legislative amendments:

   2.1 Specific provisions for doubtful debts are to be recognised as a tax expense in the year in which they are recorded, subject to paragraph 2.3 below.
   2.2 Provisions for doubtful debts in relation to which specific monitoring is carried out – a mechanism has been determined to compensate the tax authorities, in real values together with interest, in cases where it becomes clear that the past provision was larger than the actual loss.
   2.3 In respect of specific provisions for doubtful debts on debts in Israel in relation to which specific monitoring is not carried out, as of 1990, 20% of the nominal increase in the balance of the provision for doubtful debts in respect of such debts will be added every year for the purpose of

calculating profits for income tax purposes, and if the provision decreases, 20% of the decrease will be considered with regard to the Bank as cancellation of unrecognised expenses.
The Bank has reserved the right the carry out specific monitoring regarding all provisions for doubtful debts. As at 31 December 2006, specific monitoring was carried out for provisions for doubtful debts whose amounts are over NIS 50,000.

2.4 If at a certain point in the future the balance of provisions for doubtful debts in respect of which specific monitoring is not carried out falls below the nominal balance as of 1 January 1990, in the amount of NIS 307,671 thousand, the Bank will not demand this decrease as an expense for tax purposes, since this amount was recognised in the past as a tax expense.

3. A compromise agreement for the regulation of tax payments in Israel in respect of profits of subsidiaries of the Bank overseas, between the Bank and the Assessing Officer for Large Enterprises from August 1987, which was extended in October 1991 until 1993, and again in March 1994, when its term was extended until such time as one of the sides gives a year's advance notice of its intention to propose changes to the agreement.
For further details regarding this agreement, see page 200.

4. An agreement from November 2003 between the Bank, Sheroder Assets Ltd. and Yishayahu Landau Holdings (1993) Ltd. in connection with options for the sale of shares of Union Bank held by the Bank.
For further details, see Note 18 N (2) to the Financial Statements.

5. An agreement from July 2004 regarding an option granted to the Bank for the purchase of shares of Africa Israel Properties Ltd. was assigned by the Bank to Leumi & Co. Investment House Ltd. and exercised in March 2006.
For further details, see Note 18 P to the Financial Statements.

6. An agreement from April 2005 between the Bank and the Tax Authority regarding a set off in respect of profits of an overseas subsidiary.
For further details, see page 200 and Note 26 K to the Financial Statements.

7. An agreement from October 2005 between the Bank and S.C. Kolal B.V. for the purchase of 95% of the issued and fully paid share capital of Eurom Bank S.A.
For further details, see page 161.

8. A special collective agreement from November 2005 between the Bank and employees' representatives in consequence of the privatization process of the Bank.
For further details, see page 202.

9. An agreement from February 2006 between the Bank and Mr. Lev Leviev and/or companies wholly owned and controlled by him for the sale of the Bank's holdings in Africa Israel Investments Ltd.
For further details, see page 135.

10. An agreement from March 2006 between the Bank and Leumi Real Holdings Ltd. for the sale of 10% of the issued and fully paid share capital of Migdal Insurance and Financial Holdings Ltd.
For further details, see page 135.

11. An agreement from May 2006 between the Bank, Israel Discount Bank Ltd., Kahal Employees Supplementary Training Fund Ltd. ("Kahal"), Kahal Management of Study Funds (1996) Ltd. ("Kahal Management"), and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management.
For further details, see page 164.

12. An agreement from June 2006, based on a binding agreement of principles from December 2005, between the Bank and Psagot Ofek Investment House Ltd., and between York Capital Management on

behalf of entities managed by it for the sale of the goodwill, activities, assets and liabilities of the Psagot Ofek Group.
For further details, see page 163.

13. An agreement from September 2006, based on a binding agreement of principles from December 2005, between the Bank and Leumi Gemel Ltd., and between Harel Insurance Company Ltd. and Harel Provident Funds Ltd. for the sale of the goodwill, activities, assets and liabilities relating to five provident funds.
For further details, see page 163.

14. An agreement from September 2006 between the Bank and Leumi-Pia Trust Management Co. Ltd., and between Harel Fund Management Ltd. for the sale of the goodwill, activities, assets and liabilities relating to the mutual funds managed by Leumi-Pia.
For further details, see page 163.

15. A supplement from October 2006 to the binding agreement of principles from December 2005 between the Bank and Leumi Gemel Ltd., and between to Prisma Investment House Ltd. (formerly A. Solomon Investments Ltd.), for the sale of the goodwill, activities, assets and liabilities relating to additional provident funds.
For further details, see page 163.

16. A Term Sheet from January 2007 between the Bank and TBC Bank, of Georgia, ("TBC") and the controlling shareholders in TBC, under which the Bank may purchase shares representing 20% of the share capital of TBC.
For further details, see page 165.

17. Letters of Indemnity as detailed in Note 18 M to the Financial Statements.

Description of the Taxation Position

1. (a) On 13 August 1987 a compromise agreement was signed between the Bank and the Assessing Officer for Large Enterprises, which regulates tax payments in Israel in respect of profits of overseas subsidiaries of the Bank, pursuant to which from 1978 and thereafter the Bank's share of the profits of overseas subsidiaries on a consolidated basis will be included in the Bank's assessment. The agreement provides that it does not determine that the companies owe tax in Israel or that Israeli law applies to them and that the agreement does not constitute a precedent. The agreement was extended on 10 October 1991 with effect until the end of 1993, and again on 13 March 1994 and will be in force until one of the parties gives a year's advance notice of its intention to propose changes to the agreement.

   (b) Pursuant to an arrangement with the tax authorities dated 14 April 2005, as from 2004 the Bank may set off from its tax liability in Israel, in respect of the profits of an overseas subsidiary, an aggregate amount of up to US$ 67 million, but no more each year than the lower of US$ 3 million or the tax liability in Israel.

2. Amendment No. 11 to the Income Tax (Adjustments by Reason of Inflation) Law, 1985 provided that, *inter alia,* all the assessees to whom the amendment applies must pay tax on profits from securities traded on an exchange at the time of realization. The Amendment came into force in 1999. In the opinion of the tax authorities and the banks, taxing securities on a realization basis does not accord with the nature of the financial institutions' activity.
   In light of this, on 6 June 1999 the tax authorities sent the banks a draft proposal to amend section 6 of the said Law, pursuant whereto the financial institutions would be taxed on the basis of the increase in the value of the securities, in accordance with the manner of presenting securities in the financial institutions' financial statements.

In co-ordination with the tax authorities, the Bank operates on the basis of the draft law, and the tax provisions are made accordingly.

3. On 27 June 2006, the Value Added Tax (Tax Rate for Non-Profit Organizations and Financial Institutions) Order, 2006 was published in the government Gazette. Following the amendment, the rates of salary tax and profit tax applying to financial institutions were reduced from 17% to 15.5%. The amendment took effect as from 1 July 2006. On 25 July 2005, the Knesset passed the Income Tax Ordinance (Amendment No. 147 and Temporary Provision) Law, 2005 (the "Amendment"). The Amendment determines a gradual reduction of the tax rate for companies from 34% in 2005 to 25% from 2010 and thereafter in the following manner: for the 2005 tax year the tax rate was 34%, for 2006 it was 31%, for 2007 it will be 29%, for 2008 it will be 27%, for 2009 it will be 26%, and from 2010 and thereafter the tax rate will be 25%.

   The Bank as a "financial institution" for the purposes of the Value Added Tax Law pays profit tax. The rate of profit tax in 2005 – 17%, in 2006 – 16.25% and in 2007 and thereafter – 15.50%. Profit tax constitutes an expense for company tax and therefore the reduction in company tax will result in a reduction of the overall tax rate that applies to the Bank to a lower rate, so that for 2005 the overall tax rate was 43.59%, for 2006 - 40.65%, for 2007 - 38.53%, for 2008 - 36.80%, for 2009 - 35.93 and from 2010 and thereafter the overall tax rate will be 35.06%.

4. See Note 1P to the Financial Statements for further details with regard to the Bank's policy for recording the deferred taxes.

5. The Bank has been issued with final assessments for the period up to and including the 2004 tax year. The principal consolidated companies have final assessments up to and including the 1999 tax year.

6. See Note 26 to the Financial Statements for further details with regard to the provision for tax of the Bank and subsidiaries, final assessments, accrued losses for tax purposes and differences between the statutory tax rate and the effective tax rate.

Human Resources

Number of Personnel

In 2006, the number of positions in the Group increased by 768, some 6.6%, in relation to 2005. On a yearly average, the number of positions increased by 730 positions, some 6.5%. The increase derived from an increase in the number of positions both in the Bank and in local and overseas subsidiaries.

Most of the change in the number of the Group's personnel in Israel derived from an increase of 303 positions at the Bank in Israel, due to shifting 156 outsourcing positions to personnel, an increase of 218 positions at the Leumi Card subsidiary, and a decrease in personnel due to the sale of the Psagot-Ofek and Leumi-Pia subsidiaries (170 positions at the end of 2005).

Most of the change in the Group overseas derives from an increase due to the opening of Bank Leumi Romania, which included 394 positions at the end of 2006.

	Positions at Year's End		Yearly Average	
	2006	2005	**2006**	2005
The Bank in Israel	**9,110**	8,807	**8,935**	8,554
Consolidated subsidiaries in Israel	**1,937**	1,890	**1,964**	1,837
Group total in Israel	**11,047**	10,697	**10,899**	10,391
Overseas: Bank branches and representative offices	**87**	98	**92**	101
Consolidated subsidiaries	**1,203**	774	**1,009**	778
Group total in Israel and overseas	**12,337**	11,569	**12,000**	11,270

* "Position" - a full time position including specific overtime, working hours of employees from temporary employment agencies and employment of external consultants.

Signing of Collective Agreement Relating to Privatization

On 30 November 2005 a special collective agreement was signed between the Bank's Management and the employees' representatives in consequence of the Bank's privatization process.

The collective agreement secures the implementation of the employee option plan, the employees' right to purchase 3.873% of the Bank's shares that are due to the employees at a discount of 25%, the payment of an advance in the amount of one salary constituting the base for social provisions, on account of the 2005 annual bonus, and the securing of the labor constitution and all the existing collective agreements and arrangements at the Bank for five years commencing 1 January 2006.
The employees for their part undertook in the agreement to maintain harmonious labor relations in all matters relating to the Bank's privatization process.

Sale of Shares to Employees

Pursuant to an agreement with the Accountant-General from March 2006, on 14 June 2006 7,360 employees purchased 40,274,560 shares of the Bank (the Chairman of the Board of Directors, Mr. E. Raff purchased 59,131 shares on 3 July 2006, following approval of the General Meeting). The price per share was set at NIS 11.652 per share (NIS 11.665 per share for the Chairman of the Board of Directors). The shares are locked-up for 4 years, until 13 June 2010 (2 July 2010 for the Chairman of the Board of Directors).

7,268 employees applied for loans to purchase the shares, in an aggregate amount of NIS 465,649,172. The shares are pledged to the Bank for purposes of securing repayment of the loans granted by the Bank to the employees.

For further details, see pages 23-24 above and Note 15 to the Financial Statements.

Employee Option Plan

In accordance with the approval of the Minister of Finance and the special collective agreement signed on 30 November 2005 between the Bank's Management and the employees' representatives, it was agreed to distribute options to the employees.

On 22 December 2005 and on 1 January 2006 the Bank's Audit Committee and Board of Directors approved the option plan for the qualified employees of Bank Leumi, The Arab Israel Bank Ltd, Leumi Mortgage Bank Ltd and employees of the Restaurants Association of Bank Leumi le-Israel (R.A.). The plan was approved by the Bank's General Meeting on 2 February 2006.

Within the context of the plan, 84,853,960 options exercisable into 84,853,960 shares of Bank Leumi, and representing 6% of the Bank's issued and paid-up share capital (ignoring possible dilutions), were allotted to the qualified employees, 7,458 employees, on 14 February 2006, free of consideration.

The options will be exercisable into shares in two equal portions; the first portion at the end of the second year from the date of the allotment of the options and the second portion as from the end of the second year until the end of the third year from the date of the allotment of the options.

The exercise price was set at NIS 13.465 per share, the said price being linked to the CPI published on 15 October 2005, without interest. The exercise price will be adjusted for the distribution of dividends (the amount whereof is CPI linked), bonus shares and the benefit component in a rights issue, if such be made. The options were granted under the capital gains track.
The options were distributed among the employees proportionately according to 1.011 salaries constituting the basis for social provisions for December 2005.
As at date of publication of the Report, the exercise price following adjustments was NIS 10.918 per share.

The cost of the option plan, including the fair value of the options and additional expenses, amounted to some NIS 504 million, which will be spread over the period until February 2008. Salary expenses in the sum of NIS 235 million were recorded in 2006, the sum of NIS 234 million will be recorded in 2007 and NIS 29 million in 2008, before taxes.

See pages 22-23 and Note 15 to the Financial Statements for further details.

Remuneration System and Salary Structure

The salary and remuneration systems for the Bank's employees are based upon the correlation between the level of remuneration and the position of the employee, and the contribution of the employee to the Bank. The annual remuneration is differential, in accordance with the components of position, personal performance, annual evaluation and personal potential.

Labor and Salary Costs (at the Bank)

	2006	2005	2004
		NIS thousands	
Cost per employee position (excluding bonus)*	**309.8**	257.6	253.6
Cost per employee position (including bonus)*	**337.8**	286.2	272.6
Cost per employee position on neutralizing special salary expenses (excluding bonus)*	**256.8**	257.6	253.6
Salary per employee position (excluding bonus)	**177.1**	175.1	174.4
Salary per employee position (including bonus)	**200.3**	198.5	189.9

* Cost per employee position does not include pension expenses for pensioners and costs of voluntary retirement.

Improving Employee Caliber

The Bank continues its long term efforts to improve the composition of the workforce and to suit them to the needs of the Bank.

Training and Development

The Management of the Bank set itself the goal of improving, through study activities, the capabilities of Bank employees and the business units to attain business goals. In this context, employees participated in 59,167 days of training (compared with 47,674 days of training in 2005). The training activities in 2006 focused on raising the level of professionalism of the employees, their marketing abilities and management skills, all according to the business objectives of the Bank, including comprehensive assimilation and training with regard to compliance for all the Bank's employees. In addition, Knowledge Management at the Bank and independent learning at the Bank's branches was intensified with the object of making wider use of the knowledge existing in the organization, refining the ability of the employees to study in their units as part of the work routine and increasing the number of those studying at the Bank.

During 2006, a system for management of training and learning was developed and implemented. Through this system, each employee has access to his training data (and managers – to the training data of the employees for whom he is responsible), to training programs and to all the learning material available on the various training channels. The system enables, *inter alia,* much greater involvement of employees and managers in the planning of their training.

Management Development

In 2006, implementation of the model for developing managers at Leumi continued in accordance with a three-year plan. This year the fourth and final group completed the program for developing senior employees in the organization. An innovative format for enrichment of managers through activities both inside and outside the organization, which was developed in 2005, was successfully implemented. This format enables managers in Leumi to expand their horizons in diverse subjects in general and professional fields, according to their personal choice.

Also, implementation of a mentoring program for employees taking up management positions was begun, with a view to full implementation in 2007.

At the same time, all the Bank-wide management courses run on a regular basis, as well as professional management courses and courses developed as required by specific units.

Education

The percentage of employees with university education at the Bank is on a continuing upward trend and reached 56.0% of all employees in 2006, compared with 52.3% in 2005, 49% in 2004 and 26% in 1995. The percentage of graduates among the managerial staff reached 90.1% in 2006. This increase in the percentage of graduates stems from a number of reasons:

a. The acquisition of higher education by the Bank's employees - in 2006, 42 of the Bank's employees completed their studies for bachelor's degrees and 95 for master's degrees.

b. Recruitment of employees with university education - in 2006 the Bank recruited 753 new employees, most of them university graduates.

c. Retirement of non-graduate employees in the context of voluntary retirement and natural retirement.

Employee Rights

Labor relations between the Bank and its employees in Israel, save for those with personal employment contracts, are primarily based upon a basic collective labor agreement known as the "Labor Constitution" and supplementary collective agreements.
The terms of employment of members of the Bank's Management and certain other senior employees are regulated by personal employment contracts.

Voluntary Retirement

In 2006, 117 employees of the Bank and 3 employees of subsidiaries retired under special conditions as part of the voluntary retirement program. 11 additional employees agreed to retire under the voluntary retirement program and are retiring at the beginning of 2007.

New Employees and Tenure

In 2006 the Bank recruited 753 new employees and 117 employees received tenure. (In 2005, the Bank recruited 507 new employees and granted tenure to 277 employees.)

Organizational Culture - Leumi's Code of Ethics

Leumi, as a large and leading commercial organization which influences the shaping of the social and economic environment in the State, and as an organization that cultivates a unique system of values with its customers, its employees and the community in which it operates, launched the code of ethics, "The Leumi Way", in 2005. The code defines the human and business values that derive from Leumi's essence and vision, and also the rules of conduct that derive from these values. The code was launched by the Chief Executive Officer at the Balance Sheet Conference and was distributed among all Leumi's employees. A comprehensive assimilation process among all Leumi's employees continued in 2006, which will continue over the years to come.

Social Responsibility

In 2006, activity in the area of social responsibility continued with regard to its various fields including, *inter alia,* economic, social and environmental aspects, Leumi's suppliers, and so on. Leumi's first social responsibility report will be launched at the beginning of 2007.

Involvement of Employees in the Community

The Management of Leumi views the involvement of employees and managers in the community as a central goal in the area of community involvement. Leumi is proud of the involvement of its employees in the community, and of the continued increase in the number of Bank employees involved in voluntary activities. Hundreds of employees and managers at Leumi are involved in voluntary activities in various frameworks: instructing "Young Entrepreneurs" groups, accompanying preparatory groups for service in the IDF of the "Youth Leading Change" non-profit organization, involvement in matriculation learning centers and assisting families as part of the "Equal Opportunity" initiative.

Independent Initiative – thanks to raised awareness at Leumi of the subject of contribution to the community, branches and units have been initiating independent projects, with Leumi's backing. In certain areas, employees of certain branches have joined food distribution operations for families in distress, other employees have adopted help centers and shelters for homeless youth or centers for children from families with low socio-economic backgrounds, homes, such as Beit Noam, for the disabled, and absorption centers for new immigrants.

Positions according to operational segments:

	Average positions in 2006		Average positions in 2005	
	Managerial Staff	Clerical Officers	Managerial Staff	Clerical Officers
Households	1,392	5,037	1,207	4,569
Small businesses	380	1,182	422	1,105
Corporate banking	404	551	539	393
Commercial banking	529	956	489	1,152
Construction and real estate	85	98	100	67
Private banking	329	449	295	353
Financial and other management	220	217	143	100
Other	35	136	94	240
Total	3,374	8,626	3,289	7,979

The calculation of the number of positions according to operational segments is based on the management of personnel according to the Bank's main lines of business, with various adjustments and on the basis of estimates, including, *inter alia,* the total assets managed by the sector. In addition, in calculating the number of positions according to operational segments, employees of head office units, who service all or part of the operational segments of the Bank, have been taken into account.

Leumi – Organizational Structure



Board Committees
Administration
Credit
Audit
Board of Directors
Eitan Raff, Chairman
President & Chief Executive Officer
Galia Maor*
Senior Deputy Chief Executive Officer
Finance, Accounting & Capital Mkts
Zeev Nahari, C.P.A. (Isr.)*
Commercial Banking Division
Michael Bar-Haim*
Corporate Division
Rakefet Russak-Aminoach*
Banking Division
Yona Fogel*
International & Private Banking Division
Zvi Itskovitch*
Accounting
Menachem Schwartz, C.P.A. (Isr.)*
Finance & Economics Division
Zeev Nahari, C.P.A. (Isr.)*
Capital Markets Division
Prof. Daniel Tsiddon*
Legal Division
Nachum Bitterman, Adv.*
Human Resources
David Bar-Lev*
Operations, Information Systems & Admin.
Itzhak Malach*
Internal Audit Division
Joseph Hurwitz
Special Credits Dept.
Moshe Ingbir
Construction & Real Estate
Uzi Levi
External Relations & Public Affairs
Gideon Schurr
Group Strategy
Prof. Daniel Tsiddon*
Compliance Dept.
Meira Karni
Investment Counseling
Shmuel Zlotnik
Group Secretary
Jennifer Janes Adv.
Risk Management Control Dept.
Dr. Ruth Arad
*Member of Management

Organizational Structure (continued)

The Leumi Group's organizational structure, according to business lines and head-office services, as described below, combines the activity of companies in the fields of banking, finance, the capital market and financial services.

In March and July, 2006, Leumi announced changes in its Management. In parallel, Leumi announced changes in its organizational structure for the purpose of supporting the achievement of the Group's strategic aims, against the background of the changes taking place in the banking environment and the capital and financial markets and in Leumi's fields of business.

Details of the changes follow:

Dr. Ehud Shapira, Senior Deputy Chief Executive Officer of Leumi and Acting CEO in the absence of the President and CEO, Head of Corporate and International Banking and Manager of Credit Risks, retired from his positions in the Group on 30 June 2006, after 35 years with the Bank.

Following his retirement:

Zeev Nahari was appointed Senior Deputy Chief Executive Officer and Acting CEO in the absence of the President and CEO. His responsibilities have been expanded to include responsibility for the Finance and Economics Division, Accounting and the Capital Markets Division.

Rakefet Russak-Aminoach, Head of Corporate Division, was appointed Manager of Credit Risks and made responsible for the Construction and Real-Estate Division.

The responsibility for the Special Credits Department was transferred to **Michael Bar-Haim**, Head of the Commercial Banking Division.

The responsibility for the Group's banking activities abroad was transferred to **Zvi Itskovitch**, as Head of the International and Private Banking Division. Pursuant to this change, the Division that was responsible for the subsidiaries in Switzerland and Luxembourg and all the Group's representative offices world-wide, has in addition been made responsible for the Bank's other overseas subsidiaries, in the USA, the United Kingdom, Uruguay and Jersey, and the branches in Georgetown and Panama.

Dov Gilboa, Head of the Investments Division and Member of the Bank's Management, retired from his positions on 31 August 2006, after 31 years with the Bank.

Dov Gilboa will act as an advisor to the Group's Management following his retirement.

Professor Daniel Tsiddon, Head of Group Strategy, was made a Member of the Bank's Management with effect from 1 August 2006, and Head of the Capital Markets Division with effect from 10 August 2006. The Capital Markets Division is a new Division, responsible for the activity of the Bank's dealing rooms and capital market services, the management of the nostro and relations with overseas financial institutions.

Menachem Schwartz, the Bank's Chief Accounting Officer, was appointed Head of Accounting and a Member of the Management of the Bank with effect from 1 August 2006.

Leumi's investment counseling operates as an independent unit. The unit, headed by **Shmuel Zlotnik**, will report to **David Bar-Lev**, a Member of the Bank's Management, who serves as Head of Human Resources.

Leumi is organized in four business lines that focus on different market sectors, and each business line specializes in the provision of service to a group of customers. This form of organization enables the customers to enjoy a high standard of professional service, diverse distribution channels, products that are adapted to their requirements and fast and flexible decision-making processes.

Following is a description of the responsibility for Leumi's four business lines:

1. **Corporate Division** - responsible for formulating the Group's credit policy, and managing and dealing with the Group's overall credit risks, credit procedures and collateral policy. It is also responsible for designing special transactions, such as project financing in Israel and abroad, financing controlling interest transactions, examining investment plans, and international trade and financing. The Corporate Division manages the activity of Israel's large business customers on the basis of sectoral expertise and synergy between the sectors. This line of business also includes the Construction and Real Estate Division that is responsible for the activity of Israel's large building and contracting companies, with specific expertise and skill in the sphere.

2. **Commercial Banking Division** - manages the activity with regard to middle-market companies, through 24 commercial branches organized on a geographic basis in four commercial districts, as well as the principal branch in Tel Aviv. The Division's organizational structure is unique in the Israeli banking system, and provides a "one stop shop" for its comprehensive and extensive services.

3. **Banking Division** - manages the activity of the private customers and small business customers, who receive the full range of services by means of 180 branches organized in 8 districts on a geographic basis and by means of a variety of technological/direct distribution channels, including LeumiCall, which provides services through the telephone and internet. The Division is also responsible for the e-business section and the e-venture technological initiatives.

   The services and products are adapted to all the customer sectors differentially according to the nature of their banking activity, their characteristics and their needs. The customers of the Division are segmented into the following sectors: the retail sector, "gold" banking and the business banking sector. The Division coordinates the retail operations in the Group, including The Arab Israel Bank, Leumi Mortgage Bank and Leumi Card.

4. **International and Private Banking Division** - is responsible for the banking activity of the Group overseas, and for managing private banking in Israel and worldwide. The activities of all the Bank's units abroad are concentrated in this Division, except for Romania. In addition, the Division includes the private banking centers in Israel for residents and non-residents and the Bank Leumi le-Israel Trust Company Ltd. The Division's activities also include supervision and co-ordination between the Bank in Israel and the overseas units, and the provision of services, at international standards, to wealthy customers. It is also responsible for mergers and acquisitions overseas, other than Eastern Europe.

As well as the division between the business lines, the Leumi Group has head office units which provide services to the business lines.

Capital Markets Division is responsible for managing the Bank's assets in Israeli currency and foreign exchange; management of the nostro; the activity of all the Bank's dealing rooms (Israeli currency, foreign exchange and Israeli and foreign securities); developing innovative financial products and investment products; management of the assets and liabilities of the Bank and management of financial risks; formulation of the Bank's policy on prices, commissions and financial margins; relations with financial institutions abroad; and co-ordination of the Bank's capital market services.

Finance and Economics Division is responsible for the tax planning of the Bank and the Group and the Bank and Group insurance; preparation of the expense budget and supervision of its implementation; coordination of the business plan of the Bank; managing profit centers and financial measurement; monitoring economic developments and preparation of reviews of branches of the economy and economic forecasts.

Accounting is responsible for the management, development and determination of the Bank's accounting guidelines, preparation of the financial statements of the Bank and the Group and preparation of reports to the Bank of Israel.

Human Resources is responsible for the formulation and implementation of the Bank's human resources policy and, within this overall context, for selection and placement of employees, remuneration of employees, salaries, labor relations, development and advancement of employees, banking training - managerial and general, assimilation of the "Leumi Way" code of ethics, internal communications, internal information, social responsibility, care of the individual, organizational counseling and development and employee welfare.

Operations, Information Systems and Administration is responsible for the computerized, operational and logistical deployment of the Bank and the Group. It enables Leumi's strategy to be carried out and supports the effort to be the leading bank in business and technology. In this connection, it co-ordinates the formulation and determination of the strategy, policy and activity regarding computers, systems, operations, technology, organization and methods, information security, overseas units' operations, real-estate, procurement and security.

Investment Counseling is responsible for the Bank's policy regarding counseling on investment in securities and financial instruments, development of systems in the investments field and research on capital and financial market subjects.

Group Strategy is responsible for the strategic planning of the Group and for mergers and acquisitions in Eastern Europe.

External Relations and Public Affairs is responsible for Bank and Group advertising, for the spokesperson's office and public relations, charitable donations, sponsorships, community relations, and the subject of regulation.

Internal Audit Division is responsible for the internal auditing of the Leumi Group. The audit is carried out in accordance with the Audit Law, Bank of Israel directives and generally accepted professional standards. The audit deals, in an independent, impartial manner, with the examination and evaluation of the Group's internal control systems, including: examination of the work and control systems, preservation of the Bank's assets, reduction of exposures, maintenance of the rules of ethics and proper management, the carrying-out of the instructions of the Board of Directors and the Management of the Bank and the Bank's guidelines, and examination of operational efficiency. The Chief Internal Auditor reports to the Chairman of the Board of Directors.

Legal Division is responsible for overall legal counsel to the Bank and its subsidiaries in Israel. Its Head, the Chief Legal Adviser, is responsible for the Group's Chief Compliance Officer.

The Compliance Department deals with implementing the Bank's compliance plan in respect of consumer directives, the Prohibition on Money Laundering Law and the Prevention of Financing Terrorism Law. The Compliance Department is also responsible for the Customer Relations Department.

Risk Management Control Department, is responsible for mapping, identifying and measuring all the risks in the Group and creating an infrastructure for examining the risks inherent in new activities. The department carries out risk control at the Group level in Israel and abroad, and develops methods for measuring and controlling risks, including calculating economic capital. Furthermore, the department controls and coordinates the risk management policy documents and carries out the loan review process. The preparations for adopting the rules of the Basel Accord in the Group, in accordance with the relevant Bank of Israel directives, are an important part of the department's activity.

E. Additional Matters

Leumi for the Community - Donations and Sponsorships

Bank Leumi was established 105 years ago as the realization of the vision of Binyamin Zeev Herzl: to develop and bring about the success of the Zionist enterprise by strengthening the Jewish homeland. Today, Leumi continues to see itself as obligated to continue to contribute to the development and strengthening of the State of Israel, out of a belief that the Bank is faced with a social and moral obligation to advance the society and the community in which it operates.

The Group's involvement in the community is carried out in a number of ways:

- donations through organizations (institutions and non-profit societies) that operate to promote social projects that concentrate on the education and welfare of children and youth;
- involvement by providing sponsorships for educational and cultural activities;
- individual attention to populations in grave distress.

As part of its overall obligation towards the community, Leumi encourages its employees to be involved in the community, and to provides them with the infrastructure and opportunity to volunteer and contribute. Hundreds of employees volunteer for projects undertaken as part of "Follow Me", "Young Entrepreneurs" and other projects initiated by the Bank, and provide a model to be emulated for the pupils. The employees accompany and instruct the pupils, participating in marches and field activities, hold join sports days for population groups with special needs, paint and renovate kindergartens, initiate nostalgia evenings at retirement homes, visit paediatric departments of hospitals and so on. Other employees develop local community involvement projects, with the backing of Leumi. Thanks to raised awareness of contribution to the community, branches and units have been initiating local independent projects, with Leumi's backing. In various areas, employees of some branches have joined food distribution operations for families in distress, as part of activities of the "Latet" ("To Give") organization and the "Kulanu Yahad" ("All Together") non-profit organization. Other employees have adopted help centers and shelters for homeless youth, centers for children from families with low socio-economic backgrounds, and homes, such as "Beit Noam", for the disabled.

The main activities of Leumi in the area of community and social involvement in 2006 follow:

"Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation"

In 2002, Leumi's centenary year, and in the spirit of the outlook of its founders, the Management of the Bank decided to mark the centenary through the establishment of a unique fund for the community - "Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation". Today, most of the Bank's community welfare activities are carried out through this non-profit organization, which focuses on supporting projects in the area of education, while constantly striving to reduce social gaps and create equal opportunities.

The "Leumi Tomorrow" non-profit organization also placed on its agenda the goal of dealing with grave economic distress, which affects hundreds of thousands of families in Israel, and assists in many individual and welfare aspects. Some 15,000 pupils and families participate in the various projects of "Leumi Tomorrow", spread out over some 60 outlying areas from the north to the south of the country.

Principal Activities of "Leumi Tomorrow" in 2006:

- "Partnership in the Atidim Project" – following a resolution of the Board of Directors of the Bank to significantly increase the budget for community contributions, in 2005 Leumi became a partner in the "Atidim" project – a national project for realizing the potential of youth throughout the country, with the aim of developing excellence, strengthening the educational infrastructure and empowering the human capital of the outlying areas. Thousands of youth participate in the program's four activity frameworks: "Pre-Atidim" offers intensive studies in the areas of mathematics, physics and English, with a view towards matriculation; "Atidim for the Army" integrates high school graduates into military academic programs; "Atidim for Industry" integrates students from outlying areas into the business community and Israeli industry; "Atidim Cadets for Public Administration" builds professional leadership in the public sector. During the 2005-2006 academic year, some 10,000 youth and young people took part in the various activity frameworks of the "Friends of Atidim" non-profit organization, 7,500 of whom are high school students from "Pre-Atidim", which is intended to assist them in obtaining a high level matriculation certificate which would allow them to advance into the military academic programs. 42% of applicants accepted into military academic programs are "Atidim" pupils.
- More than 2,000 pupils participated in the activity frameworks of the "Youth Leading Change" non-profit organization, of whom 1,700 are pupils from 51 IDF preparation groups. 250 pupils studied toward matriculation in mathematics in 9 "Follow Me To Matriculation" centers throughout the country.
- Some 1,000 students from 31 schools from communities in the Negev and Eilat participated in a higher education accessibility program in the Negev, intended for students with academic potential, placing an emphasis on the Beduin sector of the population.
- 412 students took part in the "Matriculation Takes You Forward" project managed by the overseas studies unit of the University of Haifa. The students participated in intensive special lessons with a view towards matriculation in mathematics and English.
- 27 11th grade students took part in the "Hand-in Hand to Academia" project of the Interdisciplinary Center.
- 10 outstanding students with low socio-economic backgrounds from the "Shevach Mofet" school won scholarships for university studies in science and mathematics. In addition, an information security course is being run for 20 students studying in the computers track.
- 89 students from Kiryat Shmona and surrounding areas received assistance in mathematics and English from students of the Tel Hai Academic College.
- On the occasion of Passover 2007, food parcels are being distributed to needy families, as part of a *kamcha da'pascha* (food for Passover) campaign. This is the second year that the campaign is being conducted through a donation by Leumi with employee participation. Each parcel, having a value of NIS 350, contains kosher-for-Passover basic food commodities. The products are packed and distributed by employees on a voluntary basis. The families are recommended by social workers from the Welfare Offices throughout the country. In 2006, Leumi distributed 1,260 food parcels.
- During the 2006-2007 academic year, which commenced in September 2006, most of the projects to which the organization contributes were expanded and new projects were added:
- Two projects intended to provide special assistance to the population sector of Ethiopian origin commenced, in cooperation with Tel Aviv University and the Israel Venture Network.
- Cooperation with the Unistream non-profit organization in the "Growing Future Leadership" project was commenced with the purpose of developing leadership and personal initiative, business skills and community involvement.

The total budget of the organization for 2006 was NIS 8,200,000

"Equal Opportunities"

The "Equal Opportunities" initiative seeks to grant equal opportunities to underprivileged families throughout the country. The initiative is run by Leumi in cooperation with the "Yedioth Ahronot" newspaper and adopts families, chosen on the recommendation of the Welfare Offices, and grants them extended assistance in the areas of education, welfare and individual issues, according to the needs of the families. Contact with the social workers and families is through branch employees. During 2006, 200 new families from 27 communities were accepted to the project. As a result of the security situation in the north, it was decided to place an emphasis on activities among the families residing on the front line in the north and in Sderot.

Once the families have been selected, representatives from local Leumi branches visit the families at their homes, together with a social worker, with the aim of structuring an assistance basket suitable for each family. As part of the activities, the 200 families participating in the project received a gift voucher to the value of NIS 250 before the Hannukah holiday, to purchase toys at the "Kfar Hashashuim" chain, in an effort to add light and happiness to the families' homes during the holiday.

In total, Leumi contributed some NIS 1,000,000 to the project in 2006.

"Young Israeli Entrepreneurs – Established by Leumi"

Leumi is a partner in this project and has supported it for more than 15 years since its establishment. Each year more than 3,000 young people from all parts of the country participate in an educational and challenging program, during the course of which they gain experience in setting up and managing businesses, while learning the principles of entrepreneurship and business practice. The program's participants originate from all sectors of Israeli society – veteran Israelis, new immigrants and young people from the Arab sector.

The 2006-2007 year of activity was opened with the commencement of the academic year at schools and high schools. As part of this project, some 180 groups were set up throughout the country, supported by numerous instructors from among Leumi's employees. This year, as last year, Leumi assisted through a designated contribution of "Follow Me" to finance the participation of schools in the program. The schools who received financing for their participation in the program were chosen by the Young Entrepreneurs, upon encountering problems with financing their portion of the program.

Leumi contributed over NIS 600,000 to the project during 2006.

Leumi for the Benefit of the North, Residents of the Front Lines and Soldiers

During the war in the north and the continued firing on the communities surrounding the Gaza strip, Leumi joined the social effort, as obliged by its tradition and its position as a leading business entity in the economy. Leumi was among the first to make a strong contribution to the welfare of the residents of the front lines and soldiers, and continued to do so following the end of the combat.

The actions and activities of the Group included:

- Distribution of 10,000 entertainment kits and games with a value of NIS 200 each to children of the north who were in bomb shelters, in an effort to ease their distress to some small degree.
- A special donation of NIS 150 thousand to the hospitals Nahariya, Poria in Tiberias and Ziv in Safed.
- A donation of NIS 500 thousand for the installation of air conditioners in all the bomb shelters in Safed.
- Donation of televisions and DVD players to bomb shelters of the Mavuot Hermon Regional Council.

- Response to specific food shortages in Nahariya and Acre following the closing of food chains in the city, through speedy preparation of hundreds of packages of varied foodstuffs for distribution to the bomb shelters in these areas.
- Hosting 200 residents of Nahariya at the Wingate Institute for a weekend, including providing transportation, in coordination with the Municipality.
- Fun days at the Shefayim and Nachshonit amusement parks for some 1,500 residents of Kiryat Motzkin and Kiryat Shmona, and children from the Carmiel, Haifa and Kiryat Bialik boarding schools, as well as children from the ultra-orthodox community of Safed.
- A donation of 40 renovated computers to the children of Sderot, in coordination with the Welfare Department of the Municipality.
- Hosting 400 children from Nazareth Ilit at the Safari Park in Tel Aviv.
- Allocation of 4,000 hot meals to needy residents of Tiberias.
- Donating 1,800 kits for soldiers stationed on the northern front, containing underwear and towels and "Elite" candy packages (Brigade 7, Division 91, Biranit, Battalion 508, Battalion 931), as well as assistance with the purchase of 50 backpacks and 100 water bags (Brigade 623, Battalion 8).
- Distribution of gifts to the injured in hospitals by representatives of the Bank's headoffice. The packages included radios, candy packages, books, a discman and 6 CDs.

Leumi contributed some NIS 2,500,000 for the benefit of residents of the front lines and soldiers during the course of the war.

Leumi – Restoration of the Forests in the North

After the war, Leumi, together with its employees, initiated a program to restore the forests in the north, and to this end saplings were purchased, financed through Leumi employees, who raised a donation for this purpose, and the Leumi Management, which doubled the sum collected by the employees.

During the 2006 Sukkoth festival, tens of thousands answered Leumi's call to the entire country to take part in planting the trees as part of the events that were arranged in cooperation with the Jewish National Fund in the Naftali Forest.

The total donation for restoration of the forests in the north amounted to some NIS 2,600,000.

Free World Cup Broadcasts for the Residents of Sderot and the Communities surrounding the Gaza Strip

During the summer months, the World Cup football championships were held. Most of the games were broadcast on pay channels. As part of Leumi's involvement for the benefit of residents of Sderot and the communities surrounding the Gaza strip, the Bank provided free World Cup broadcasts to all these residents, and financed reduced price packages for the rest of the country.

The cost of the operation amounted to some NIS 10,400,000.

The Leumi Exhibition for Young Artists and Disabled Artists

As part of the Leumi Group's support of art and culture, a secret art exhibition was held in November 2006 in the lobby of Leumi House in Tel Aviv. Some 200 pieces art works were on display at the exhibition, most of them by young and unknown artists, alongside works of art of disabled artists from "Alut – The Israeli Society for Autistic Children" and "Akim" and well-known and famous artists. The work was presented without revealing the names of the artists, giving the public the opportunity of gaining an impression of the pure artwork. Visitors were invited to purchase the works of art and to assist the young artists by doing so.

***Maala* Social Responsibility Index**

Maala's rating examines the large companies in the economy according to their compliance with social responsibility criteria. The rating is based upon detailed criteria in four central spheres, out of all the social responsibility spheres of businesses: the environment, business ethics, work environment and human rights and community involvement.

Leumi is rated in the top 10 of all the large companies in the economy that are rated by the *Maala* social responsibility index.

Summary of Leumi's Sponsorships and Donations in 2006

During 2006, the Leumi Group made donations and gave sponsorships for social and community purposes in the amount of some NIS 32.7 million, of which donations amounted to some NIS 29.5 million.

Set out below is a breakdown of the total donations and sponsorships according to the following categories:

Education, children and youth	- NIS 9.6 million;
Health	- NIS 1.7 million;
Culture	- NIS 1.0 million;
Community and society	- NIS 20.4 million.

Decisions with regard to the designation and amount of donations are made by the "Leumi Tomorrow" non-profit society and by the Bank's donations committee, whose members are appointed by the President and Chief Executive Officer. Applications for donations are given careful and thorough consideration in accordance with criteria that have been determined in written guidelines and approved by the Board of Directors. Large donations are referred to the Board of Directors for approval.

Internal Auditor

The Chief Auditor, Joseph Hurwitz, has served as the Group's internal auditor since October 1995. The Chief Auditor is an employee of the Bank, an attorney by profession, with considerable experience in internal auditing. The Chief Auditor and his team of employees in the Leumi Group in Israel comprise 107.2 positions on an annual average. In addition, local auditors are employed in overseas subsidiaries in 18.6 positions.

The Internal Audit Division's annual work plan is derived from four year multi-year planning, that covers all the spheres of the Bank's activity. The frequency of audits is determined according to criteria that include the level of risk and exposure of each unit and activity. In addition to the planned audit, there are audits to check that deficiencies have been rectified, special examinations and vigilance examinations as well as the monitoring of computer projects. The annual work plan is approved by the Chairman of the Board of Directors and the Audit Committee of the Board of Directors.

The Internal Audit Division's work plan includes a chapter dealing with the annual and multi-year work plan of the consolidated subsidiaries in Israel and abroad. Employees of the Internal Audit Division serve as internal auditors of the Bank's consolidated subsidiaries in Israel. The process of structuring the consolidated companies' work plans is similar to the process of structuring the work plan of the Bank's Internal Audit Division.
Generally, there is reference to the work plans of the internal auditors of the companies included on the equity basis in their financial statements.

The Internal Audit Division operates pursuant to the Internal Audit Law, 1992, the Banking (Internal Audit) Rules, 1992, professional standards of the Institute of Internal Auditors in Israel and the guidelines of the Bank's Board of Directors, which define the functions of the Internal Auditor and the Audit Committee.

The Chief Auditor's organizational superior is the Chairman of the Bank's Board of Directors.

As a rule, upon the issue of audit reports by the Internal Audit Division, and as part of the ongoing work process, discussions are held with the audited entities (branch managers, district managers or managers of other organizational units) on the audit reports and discussions are also held on material findings with the heads of the divisions and the Chief Executive Officer.

Before the meetings of the Audit Committee, the Chairman of the Audit Committee, in consultation with the Chief Auditor, determines which audit reports will be presented in their totality for discussion at the Audit Committee. Furthermore, lists of all the audit reports issued by the Internal Audit Division in the relevant period, together with a summary of the material findings, are submitted on an ongoing basis for the perusal of all the members of the Audit Committee. They may peruse any audit report they wish and request from the Chairman that it be presented in its entirety for discussion at the Audit Committee. Material audit reports are discussed at the Audit Committee each month, and on occasions twice a month.
At the end of the first and second halves of the year, the Internal Audit Division submits reports summarizingly the audit operations for the relevant periods to the Chairman of the Board of Directors, the Chief Executive Officer and the Chairman of the Audit Committee. They include a summary of the material findings for the relevant period, the auditor's recommendations and the audited entity's replies.
In addition, the Internal Audit Division submits an annual report that summarizes the audit operations during the course of the entire year to the Chairman of the Board of Directors, the Chief Executive Officer and the Chairman of the Audit Committee, which also includes monitoring of the performance of the annual work plan.

The Chief Auditor's report for the second half of 2005 was submitted to the Audit Committee on 12 March 2006 and was discussed by it on 19 March 2006.
The summarizing annual report for 2005 was submitted to the Audit Committee on 30 March 2006 and discussed by it on 4 April 2006.
The annual reports of the consolidated and overseas subsidiaries were submitted on 8 May 2006 and discussed by the Audit Committee on 13 June 2006 and 9 July 2006.
The Chief Auditor's report for the first half of 2006 was submitted to the Audit Committee on 2 November 2006 and was discussed by it on 7 November 2006.

The scope, nature and continuity of the operations and the work plan of the Internal Audit Division are reasonable in the circumstances and enable the objects of the Internal Audit at the Bank to be achieved.
The Chief Auditor and the other auditors at the Bank have free, constant and direct access to the Bank's information systems, including financial data, as provided in section 9 of the Internal Audit Law, 1992.

Evaluation of Disclosure Controls and Procedures for the Financial Statements

On 15 November 2004, the Supervisor of Banks published a Directive regarding the certification to be attached to the quarterly and annual statements of banking corporations, to be signed by the chief executive officer and chief accountant/treasurer of the bank or the person actually carrying out this task (in Leumi, the Head of the Finance and Economics Division) as from the financial statements for the period ending 30 June 2005. On 18 July 2005, the Supervisor of Banks published an amended text of the certification. The text of the certification in the Directive is based on the directives of the SEC and relates to the requirements of section 302 of the Sarbanes-Oxley (SOX) Act. According to the Supervisor's Directive, the certification is not implemented under the extensive requirements of section 404 of the SOX Act, which requires the existence of a system of internal controls according to a defined and accepted framework which is far wider in extent than the disclosure controls required to be operated in relation to the Financial Statements to 30 June 2005 and thereafter.

With the assistance of external consultants, the Bank has determined procedures and set up a disclosure committee, headed by the President and Chief Executive Officer of the Bank, and including members of Management and other senior officers in the manner required to fulfil the requirements of the Directive.

The Management of the Bank, together with the President and Chief Executive Officer and the Head of the Finance and Economics Division, have evaluated, as at the end of the period covered by this Report, the effectiveness of the disclosure controls and procedures of the Bank. On the basis of this evaluation, the President and Chief Executive Officer of the Bank and the Head of the Finance and Economics Division have concluded that, as at the end of the said period, the disclosure controls and procedures of the Bank are effective for the recording, processing, summarizing and reporting of the information that the Bank is required to disclose in its quarterly financial statements, in accordance with the Directives on reporting to the public of the Supervisor of Banks and at the time required in these Directives.

In the fourth quarter of 2006, no material change to the internal controls on financial reporting of the Bank occurred, except for the procedures that were adopted following the above Directive of the Supervisor of Banks.

Management's Responsibility for the Internal Control of Financial Reporting (SOX Act 404)

On 5 December 2005, the Supervisor of Banks published a circular which details provisions for the application of the requirements of section 404 of the SOX Act. In section 404, the SEC and the Public Company Accounting Oversight Board determined provisions as to management's responsibility for the internal control over financial reporting and as to the external auditors' opinion with regard to the audit of the internal control over financial reporting.

The Supervisor's directives in the said circular prescribe that:

- banking corporations shall apply the requirements of section 404 and also the SEC's directives that were published pursuant thereto.

- proper internal control requires the existence of a control system in accordance with a defined and recognized framework, and the COSO model meets with the requirements and can be used in order to assess the internal control.

- application of the directive's requirements requires the upgrading and/or establishment of an infrastructure system of internal controls at the bank and the process of developing such systems obliges the bank to deploy and to determine interim stages and targets until the full application thereof.

- the preliminary deployment to implement the project at the bank and the subsidiaries had to be completed by the date of publication of the report for the first quarter of 2006. The Bank complied with this requirement.

- the project must be completed by the end of the first half of 2008, so that the external auditors' audit will commence in June 2008 and will be completed by the date of the December 2008 Report.

Management of the Bank is proceeding to implement the directive at the Bank and subsidiaries, with the cooperation of consultants hired to carry out the project.

Remuneration of Senior Office Holders

For the year ending 31 December 2006

Below are details of all the benefits and amounts paid or in respect of which provisions were recorded in the years 2006 and 2005, to the Chairman of the Board of Directors and to the recipients of the five highest salaries among the senior office holders of the Bank.

2006

							Loans given on beneficial terms (4)				
	Salary including bonus	Benefit arising from the issue of securities*	Severance pay, provident funds, pension, employee training fund, holidays, jubilee grant and national insurance	Additions to reserves for related expenses due to salary changes in the accounting year	Additions to reserves for update of mortality tables	Total salary and related expenses**	Balance as at 31 December 2006	Average period until maturity (years)	Benefit provided over the year	Loans granted on regular terms	Other benefits
	NIS thousands										
Mr. E. Raff (1)	4,302	498	444	25	-	5,269	690	3.58	-	169	72
Mrs. G. Maor (2)	5,604	636	716	543	927	8,426	973	3.17	8	-	118
Mr. Z. Nahari (3)	3,246	416	291	285	-	4,238	645	3.14	6	1,430	131
Mr. Z Itskovitch (3)	2,598	343	387	447	130	3,905	750	5.83	11	237	121
Mr. Y. Fogel (3)	2,488	343	537	244	30	3,642	621	3.68	11	3	101
Mr. I. Malach (3)	2,511	343	481	175	70	3,580	792	5.02	18	250	117

* Includes allocation of options, shares sold to employees by the State of Israel and the value of the benefit of the loan to finance purchase of the shares.

** Does not include salary tax.

(1) The amount includes NIS 2,768 thousand in respect of a bonus requiring the approval of the General Meeting of Shareholders.

(2) The personal employment contract of the President and Chief Executive Officer was amended such that the Bank undertook to employ her for at least three years, until February 2010, in order to ensure managerial stability for a period of at least three years. The maximum amount of the additional expense to the Bank, were the President and Chief Executive Officer dismissed immediately, on 12 February 2007 was NIS 4,682 thousand (the "Maximum Expense Amount"). The Maximum Expense Amount was calculated for the full three year period, and gradually decreases to zero as the period during which the President and Chief Executive Officer continues to work at the Bank elapses, such that at the end of three years, the Bank will have no additional expense. The Maximum Expense Amount is before tax and includes salary tax. It should be further noted that the Board of Directors has stated that it does not intend to dismiss the President and Chief Executive Officer and therefore no provision in respect of the amendment of the President and Chief Executive Officer's contract is required.
See Note 15 B(4)(a) to the Financial Statements for further details.

(3) In the years 1994-2007 the Bank signed personal employment contracts with certain senior employees of the Bank, including members of Management who did not previously have personal contracts. The personal contracts of the Management members were amended with effect from 31

December 2003 and August 2006. See Note 15 B(4)(b) to the Financial Statements for further details.
The amount of the Bank's maximum additional expense if the employment of all said employees were terminated immediately would amount to NIS 359 million (NIS 319 million in 2005). These amounts are before tax and include salary tax on the pension obligation. Since it is not reasonable that all the said employees will be dismissed immediately, a global provision of 25% of the above sum in the amount of NIS 90 million (NIS 79 million in 2005) was made. These sums also relate to the members of Management (excluding the President and Chief Executive Officer).
Following the amendment to the personal contracts of the Management members, as set forth in Note 15 B(4)(b) to the Financial Statements, a specific attribution to the Management members was made out of the said provision, the balance whereof totaled NIS 13 million as of 31 December 2006 (31 December 2005 – NIS 11 million).

(4) Mainly loans granted to all the employees to buy shares of the Bank under the 2006 outline and an extension of loans given in the past under the 1998 and 2002 prospectuses.

(5) The Directors and other officers have been insured by the Bank under directors' and other officers' liability insurance policies covering the Bank and its consolidated companies. The relative premium paid is not included in the above tables, inasmuch as it is insignificant; the total premium amounted to NIS 6,443 thousand and relates to all officers in the insured group.

(6) In July 2006, the Board of Directors of the Bank approved various criteria for the granting of an annual bonus, the amount of which will vary, to the Chairman of the Board of Directors, the President and Chief Executive Officer and each member of Management, in respect of 2006, according to the net return on shareholders' equity of the operating income and according to the net income of the Bank from extraordinary items for 2006. The Board of Directors also approved a 5% salary increase (valid as of 1 January 2006) for the Chairman of the Board of Directors, the President and Chief Executive Officer and each Member of Management, in light of the financial results of the Bank and the remuneration levels prevailing in the Bank's business and competitive environment.
The criteria for granting a bonus and salary increase to the Chairman of the Board of Directors, as mentioned, were approved by the Audit Committee and the Board of Directors of the Bank, and are still subject to the approval of the General Meeting of the Bank.

For further details see Note 15 to the Financial Statements.

Below are details of all the benefits and amounts paid or in respect of which provisions were recorded in 2006 for two members of Management who retired during 2006:

2006						Loans given on beneficial terms (4)			
	Salary including bonus	Benefit arising from the issue of securities*	Severance pay, provident funds, pension, employee training fund, holidays, jubilee grant and national insurance	Additions to reserves for related expenses due to salary changes in the accounting year	Total salary and related expenses**	Balance as at 31 December 2006	Average period until maturity (years)	Benefit provided over the year	Other benefits
Dr. E. Shapira	2,314	372	3,480	850	7,016	739	3.22	8	122
Mr. D. Gilboa	2,051	343	372	878	3,644	593	3.32	9	141

* Includes allocation of options, shares sold to employees by the State of Israel and the value of the benefit of the loan to finance purchase of the shares.

** Does not include salary tax.

(1) Dr. Ehud Shapira, Senior Deputy Chief Executive Officer of Leumi and Acting Chief Executive Officer in the absence of the President and Chief Executive Officer, Head of Corporate and International Banking and Manager of Credit Risks of the Bank, retired from his positions in the Group on 30 June 2006, after 35 years with the Bank. The above amount includes a NIS 3.6 million provision in respect of an actuarial pension obligation arising from the terms of his retirement, pursuant to his personal employment contract.

(2) Mr. D. Gilboa, Head of the Investments Division and member of the Bank's Management, retired from his position with the Bank on 31 August 2006, after 31 years with the Bank.

2005					Loans given on beneficial terms (1)				
	Salary including bonus	Severance pay, provident funds, pension, employee training fund, holidays, jubilee grant and national insurance	Additions to reserves for related expenses due to salary changes in the accounting year	Total salary and related expenses*	Balance as at 31 December 2005	Average period until maturity (years)	Benefit provided over the year	Loans granted on regular terms	Other benefits
					NIS thousands				
Mr. E. Raff	3,610	368	15	3,993	-	-	-	420	60
Mrs. G. Maor	4,951	601	63	5,615	137	1.88	11	2	99
Mr. Z. Nahari	2,776	544	83	3,403	101	1.72	8	1,482	112
Dr. E. Shapira	2,573	275	69	2,917	151	2.73	11	4	113
Mr. D. Gilboa	2,232	5,205	14	7,451	149	3.02	11	3	123
Mr. D. Bar-Lev	2,212	310	68	2,590	191	6.15	14	-	104

* Does not include salary tax.

(1) Mainly loans given to all the employees to purchase shares of the Bank according to the 1998-2002 prospectuses.

Auditors' Fees (1)(2)(3)

	Consolidated		Bank	
	2006	2005	**2006**	2005
	NIS thousands			
For auditing activity: (4)				
Joint auditors	**20,238**	10,310	**4,552**	2,904
Other auditors	**6,340**	9,471	**68**	562
Total	**26,578**	19,781	**4,620**	3,466
For audit related services: (5)(6)				
Joint auditors	**313**	691	**81**	402
Other auditors	**-**	108	**-**	-
For tax services: (5)				
Joint auditors	**1,755**	1,408	**503**	339
Other auditors	**643**	273	**-**	-
For other services:				
Joint auditors	**3,429**	2,442	**3,031**	1,895
Other auditors	**157**	6,535	**-**	-
Total	**6,297**	11,457	**3,615**	2,636
Total auditors' fees	**32,875**	31,238	**8,235**	6,102
Joint auditors' fees from other engagements (7)	**-**	-	**-**	-

(1) Report of the Board of Directors to the Annual General Meeting on the auditors' fees in respect of audit and additional services, under sections 165 and 167 of the Companies Law, 1999.

(2) Auditors' fees include payments to partnerships and corporations under their control and also payments required by the VAT Law.

(3) Including fees paid and accumulated fees.

(4) Auditing of annual financial statements and review of interim reports.

(5) Provided services related to prospectuses and tax advice.

(6) Audit related fees, including mainly: prospectuses, special certificates, comfort letters, forms and reports to authorities to which the signature of the auditors is required and audit of businesses purchased during the year.

(7) As reported by the auditors pursuant to section 4 of the directives relating to a conflict of interests and impairment of independence in consequence of the auditors' other engagements, and included above.

Board of Directors

Below are the names of the Directors, their principal occupations and their positions in the Bank Leumi Group and in other bodies:

Name of Director	
Eitan Raff **Jerusalem**	Chairman of the Board of Directors of the Bank and its subsidiaries, Bank Leumi USA, Bank Leumi le-Israel Corporation, Bank Leumi (UK) plc and Leumi & Co. Investment House Ltd. Director, Development Corporation for Israel, New York and Hadassah Medical Organization. Director and Financial Consultant, Wolfson Clore Mayer Corp. Ltd. and its subsidiaries.
Doron Cohen **Reut**	CEO, Co-Op Blue Square Services Corporation Ltd., Economic and Business Consulting Director, Harel Insurance Investments Ltd. and Consumers Cooperative Fund Ltd. Director and Owner, Trigger D.C. Ltd. Shareholder, Romika Investments Ltd.
Meir Dayan **Raanana**	Economist, International Business Consulting. External Director on the Board of Directors of the Bank Director, Real Estate Participations in Israel Ltd., Migdal Shalom Mayer Ltd., and The Hebrew University's Assets Ltd.
Zipora Gal Yam **Maalot**	Economic Consultant, Company Director. External Director, HBL – Hadasit Bio-Holdings Ltd. and Direct Insurance – Financial Investments Ltd.
Prof. Arieh Gans **Ramat Gan**	Professor of Accounting, Tel Aviv University and Company Director. Director, CEO and Owner of A. Gans Management Services and Consulting Ltd. External Director, Jerusalem Economic Corporation Ltd. Director, Middle East Tubes Corporation Ltd.
Prof. Israel Gilead **Mevasseret Tzion**	Professor of Law, The Hebrew University of Jerusalem. External Director on the Board of Directors of the Bank.
Yaacov Goldman, C.P.A. (Isr.) **Hod Hasharon**	C.P.A. (Isr.), Business Consultant and Company Director. Director, CEO and Owner, Maanit-Goldman Management and Investments (2002) Ltd. Director and Shareholder, Sigma Capital Partners Company Ltd. External Director, Elron Electronic Industries Ltd. Director, Mer Telemanagement Solutions Ltd., Golden House Ltd., Renewable Resources Ltd. and Tagor Capital Ltd. Professional Secretary, The Peer Review Institute of the Israeli Institute of Certified Public Accountants.
Rami Avraham Guzman **Ramat Gan**	Company Director, Consultant to Public/Government Companies and Institutions. Director and Shareholder, Rami Guzman Initiatives and Consulting Ltd. Director, Adamind Ltd., Afcon Electro Mechanics Ltd. and Ampa Investments Ltd. Permanent Consultant, A.M.S. Electronics Ltd. and Vishay Israel Ltd. Member of Advisory Committee, Micromedic Technologies Ltd. Member of Investment Committee, Israel Infrastructure Fund I-A, L.P., Israel Infrastructure Fund I-B, L.P., Israel Infrastructure Fund I-C, L.P. and Israel Infrastructure Management 1 Ltd. Member of Credit Committee, B.S.S.CH. – The Israeli Credit Insurance Company Ltd.
Zvi Koren **Jerusalem**	Economic Consultant. Director and Shareholder, Teconomy Ltd. External Director, Boymelgreen Capital Ltd. and E-Sim Ltd.

Name of Director	
Adv. Jacob Mashaal **Moshav Neve Yaraq**	Company Manager. Chairman of the Board of Directors, CEO and Owner, IBECO Ltd. and J. Mashaal & Sons Entrepreneurs Ltd. Chairman of the Board of Directors, CEO and Shareholder, Mashaal Shilo Management and Investments Ltd., A.V.M.S. Investments Ltd. and Lev Afek Ltd. Member of Management Committee, Moshav Neve Yaraq Ltd.
Vered Raichman **Kibbutz Glil-Yam**	Owner and CEO, Tzealot Management Ltd. External Director, Shrem, Fudim, Kelner & Co. Ltd. and Aryt Industries Ltd. Chairman of the Board of Directors, Eden Agricultural Cooperative Society Ltd. Director, Toam Import and Export Agricultural Cooperative Society Ltd. Member of the Investment Committee, Tene Investment in the Kibbutz Industry Fund L.P.
Prof. Efraim Sadka **Tel Aviv**	Professor of Economics, The Henry Kaufman Professor of International Capital Markets, Tel Aviv University. President, Israel Economic Association. Chairman of the Advisory Board of Poalim Real Estate Fund. Editor, The Economic Quarterly (The Journal of the Israel Economic Association). Economic Consultant.
Nurit Segal **Tel Aviv**	Business and Economic Consultant, Company Director. Director, Aspen Building and Development Ltd. and Aspen Real Estate Ltd.
Moshe Vidman **Jerusalem**	Company Manager, Representative in Israel of Revlon. Owner, Moshe Vidman Ltd. and Moshe Vidman Holdings (2004) Ltd. External Director, Partner Communications Ltd. Chairman of the Board of Directors, Gibor Sport Active Wear (G.S.A.W) Ltd. Member of the Management Committee of The Hebrew University of Jerusalem, Chairman of the Board of Directors, The Hebrew University's Assets Ltd. and Chairman of the Funds Committee. Director, The Israel Corporation Ltd and subsidiaries: The Israel Corporation – Technologies (Ictech) Ltd., Israel Chemicals Ltd., The Dead Sea Works Ltd. and Rotem Ampert Negev Ltd. Director, Ofer Bros. Properties (1957) Ltd., Jafora Ltd., Jafora-Tabori Ltd., Melisron Ltd. and Rosebud Medical Ltd.

Report on Directors with Accounting and Financial Expertise

The Supervisor of Banks adopted the directive issued by the Israel Securities Authority under Section 36A of the Securities Law.

Pursuant to the directive, and the provisions of the Companies Law, the Board of Directors of the Bank resolved that at least 3 directors with "accounting and financial expertise", as mentioned in the directive, will serve on the Board of Directors of the Bank at all times. This minimum number will allow the Board of Directors to comply with the requirements imposed upon it pursuant to the law and the statutory documents, and in particular with regard to its responsibility for examination of the financial position of the Bank and the preparation of the Financial Statements.

At least 3 directors who comply with the definition in the directive of a "director with accounting and financial expertise" will participate in the discussions regarding the Financial Statements and their approval, such discussions being held by the plenary of the Board of Directors.
There are currently 14 directors serving on the Board of Directors, the legal quorum for its discussions being 8 directors.
In addition, pursuant to the directives of the Bank of Israel, the Board of Directors determined that at least 2 "directors with accounting and financial expertise" will serve on the Audit Committee of the Board of Directors at all times.

There are currently 9 directors serving on the Audit Committee, the legal quorum for its discussions being 5 directors.

All the directors serving on the Board of Directors and Audit Committee comply with the definition in the directive, as detailed above and as follows (the Chairman of the Board of Directors is not included in the list, pursuant to the directive, despite the fact that he complies with the criteria laid down in the directive):

Name of Director	Facts that qualify the Director as having Accounting and Financial Expertise
Doron Cohen	B.A. in Economics and Business Administration and M.B.A. specializing in Finance, The Hebrew University of Jerusalem. Director, Harel Insurance Investments Ltd. Held various positions with the Government Companies Authority, 1995-2000, including Director-General of the Authority. CEO of Co-Op Blue Square Services Corporation Ltd. since 2000. Director of various companies. Economic and Business Consulting
Meir Dayan	External Director on the Board of Directors of the Bank. B.A. in Economics and Political Science and M.B.A. specializing in Finance, The Hebrew University of Jerusalem. Held various economic positions with the Ministry of Finance in Israel and the USA, 1970-1989. Chairman of the board of directors, director and CEO of various companies.
Zipora Gal Yam	B.A. in Economics and Philosophy, The Hebrew University of Jerusalem. Held various economic positions with the Ministry of Finance, 1992-2001, including Head of the Economic and State Revenue Department and a member of management. Director and Chairman of the Finance Committee of Zim, 1993-1999. Senior economist in the Research Department of the Bank of Israel, 1974-1991. Director of various companies.
Prof. Arieh Gans	C.P.A. (Isr.), B.A. in Accounting, The Hebrew University of Jerusalem (Tel Aviv Branch), Professor of Accounting, Tel Aviv University. Held various accounting positions with Koor Industries Ltd., 1988-1994, including Vice President Accounting and Control and Head of the Accounting Division. Kesselman & Kesselman, Certified Public Accountants (Isr.), 1961-1977. Member of various committees of the Israeli Institute of Certified Public Accountants, the Israeli Accounting Standards Board and Senior Examiner of the Accountants Council. Director of various companies.
Prof. Israel Gilead	External Director on the Board of Directors of the Bank. B.A. in Law and Economics and Doctorate in Law, The Hebrew University of Jerusalem. External Director and Chairman of the Audit Committee of Atzmauth Mortgage & Development Bank, 1987-1994. External Director and member of the Audit Committee of provident and supplementary training funds of Bank Yahav, 1996-2002; Member of the Investment Committee of Bank Yahav, 1996-2002; Director of Modus Selective Investment Portfolio Management (part of the First International Bank Group), 2003. Dean of the Faculty of Law of The Hebrew University of Jerusalem, 1999-2002.
Yaacov Goldman, C.P.A. (Isr.)	C.P.A. (Isr.), B.A. in Accounting and Economics, Tel Aviv University. Senior Partner at PricewaterhouseCoopers, Certified Public Accountants (Isr.), January 1991 – August 2000; held various audit management positions in the firm, November 1981 – December 1990. Since September 2000, manager and director of various companies. Professional Secretary, The Peer Review Institute of the Israeli Institute of Certified Public Accountants

Name of Director	Facts that qualify the Director as having Accounting and Financial Expertise
Rami Avraham Guzman	B.A. in Economics and Political Science and M.A. in Business Administration and Public Administration, The Hebrew University of Jerusalem. Research Fellow in Operations Research, Systems Management and Computers, Stanford University and Stanford Research Institute. Held various economic positions with the Ministry of Finance, 1962-1969, 1971-1977. Vice President Finance and Economics of Electro-Chemical Industries Frutarom, 1977-1982; Vice President Finance of Elscint Ltd., 1982-1983; CEO of Dikla Holdings Ltd., 1983-1985; Director of Finance of Motorola Communications Ltd. and Motorola Israel Ltd., 1985-2004; Vice President of Motorola Inc., 2001-2005. Chairman of the board of directors and director of various companies.
Zvi Koren	B.A. in Economics and Statistics and M.B.A. specializing in Accounting, The Hebrew University of Jerusalem. Held various economic positions in a number of government ministries, including Economic Consul in Australia and New Zealand and Deputy Director-General for Finance of the Ministry of Industry and Trade, 1962-1984; Economic and Trade Consul in Boston, USA, 1989-1990; Director-General of the Ministry of Industry and Trade, 1990-1992. CEO of various companies. Director of various companies, including Bank Hapoalim B.M. (Director and Member of the Balance Sheet Committee) and the Industrial Development Bank of Israel Ltd.
Adv. Jacob Mashaal	B.A. in Economics and Statistics, B.A. in Law and M.B.A., The Hebrew University of Jerusalem. Held various economic positions in a number of government ministries, 1957-1964; CEO of "Maniv" Investments Ltd., 1964-1969; Deputy Head of the Banking Department of the Bank of Israel, 1969-1973; Dissolution of Bank Eretz Yisrael Britania – appointed receiver and administrator to most of the companies in the group, 1974-1980; Deputy Finance President and Head of Finance Division of Supersol Ltd., 1982-1991. Member of Management Committee, Moshav Neve Yaraq Ltd. since 2003.
Vered Raichman	B.A. in Agricultural Economics, The Hebrew University of Jerusalem. Treasurer of Kibbutz Glil-Yam, 1982-1984; Treasurer of the United Kibbutz Movement Fund, 1985-1986; Management of the United Kibbutz Movement Fund, 1987-1989. Operations Manager of Madgal Glil-Yam, 1990-1997; CEO of the enterprise, 1997 – February 2005. External director and director of various companies.
Prof. Efraim Sadka	B.A. in Economics and Statistics, Tel Aviv University. Ph.D. in Economics, Massachusetts Institute of Technology. Professor of Economics, Tel Aviv University. Member of various professional and public committees, including the Professional Board of the Israeli Accounting Standards Board, the Rabinovich Committee for Income Tax Reform, the Fogel Committee for Pension Reform and the Steinberg Committee for Direct Tax Reform the Presence of Inflation. Chairman of the Board of Directors of Housing and Construction Holdings Ltd., 1989-1995; Chairman of the Board of Directors of K.G.M. Pension Fund, 1996-2000. Member and Chairman of various Boards of Directors.
Nurit Segal	B.A. in Economics and Statistics, The Hebrew University of Jerusalem; M.Sc. in Operations Research, Case Western Reserve University, Cleveland, Ohio, USA. Held various economic positions at Bank Hapoalim B.M., 1969 – January 1999, including membership of the boards of directors of various companies on behalf of Bank Hapoalim, including positions as chairman or member of balance sheet and audit committees.

Name of Director	Facts that qualify the Director as having Accounting and Financial Expertise
Moshe Vidman	B.A. in Economics and Political Science and M.B.A. specializing in Finance, The Hebrew University of Jerusalem. Held various economic positions in the Ministry of Education and Culture and the Ministry of Finance, 1965-1983, including Deputy Accountant-General. CEO of Aryt Optical Industries Ltd., 1983-1989; CEO of Revlon (Israel) Ltd., 1990-2001; Representative of Revlon in Israel. Permanent Acting Chairman of the Board of Directors and of the Audit Committee and Chairman of the Credit Committee, Mercantile Bank Ltd., 1993-2003. Chairman of the board of directors and/or director of various companies.

Changes to the Board of Directors

During 2006 and until the publication of the Report, the following changes have taken place to the composition of the Board of Directors:
At the General Meeting held on 3 July 2006, Ms. Zipora Gal Yam, Prof. Arieh Gans, Mr. Doron Cohen and Prof. Efraim Sadka were elected as new Directors, in place of Mr Itzhak Hoffi who retired from the Board of Directors on 30 January 2006, Adv. Rena Shashua-Hasson who completed her tenure on 31 January 2006, Mr. Chaim Yaron who completed his tenure on 3 July 2006 and Mr Barouch Bahat who did not offer himself for reelection at the said Meeting. Mr. Shlomo Yanai resigned from the Board of Directors on 18 February 2007.

During 2006 the Board of Directors held 41 plenary meetings and 92 committee meetings.

Eitan Raff

Chairman of the Board of Directors

Galia Maor

27 March 2007 President and Chief Executive Officer

The following exhibits present detailed financial information for various subjects, sectors and periods:

Consolidated Balance Sheets as at Year Ends 2002-2006

Exhibit A:

	31 December 2006	2005	2004	2003	2002
	Reported amounts (a)				Adjusted amounts (b)
	NIS millions				
Assets					
Cash and deposits with banks	**47,609**	35,381	30,033	23,763	23,771
Securities	**46,375**	47,825	43,543	40,262	36,143
Credit to the public (c)	**183,800**	182,624	174,367	172,175	174,391
Credit to governments	**1,020**	848	963	1,129	1,426
Investments in companies included on the equity basis	**1,251**	2,064	1,754	1,361	1,350
Buildings and equipment	**3,056**	2,843	2,668	2,612	2,552
Other assets (c)	**6,230**	6,277	7,203	8,041	6,464
Total assets	**289,341**	277,862	260,531	249,343	246,097
Liabilities and equity capital					
Deposits of the public	**231,823**	221,828	209,652	203,586	205,001
Deposits from banks	**5,241**	4,347	5,655	4,557	3,671
Deposits from governments	**2,146**	2,225	3,025	2,903	2,933
Debentures, bonds and subordinated notes	**15,622**	17,253	11,256	10,613	10,225
Other liabilities (c)	**16,866**	16,004	15,681	13,213	10,707
Total liabilities	**271,698**	261,657	245,269	234,872	232,537
Minority interest	**152**	205	276	258	413
Shareholders' equity	**17,491**	16,000	14,986	14,213	13,147
Total liabilities and equity capital	**289,341**	277,862	260,531	249,343	246,097

(a) Inflationary adjustment ceased as of the basis of the index of December 2003.
(b) Amounts adjusted for the effect of inflation on the basis of the index of December 2003.
(c) Restated – see Note 1(T) hereunder.

Consolidated Statements of Profit and Loss for the Years 2002-2006

Exhibit B:

	For the year ended 31 December				
	2006	2005	2004	2003	2002
	Reported amounts (a)				Adjusted amounts (b)
	NIS millions				
Net interest income before provision for doubtful debts	**6,922**	6,628	6,359	5,975	5,083
Provision for doubtful debts	**933**	1,426	1,514	1,883	1,907
Net interest income after provision for doubtful debts	**5,989**	5,202	4,845	4,092	3,176
Operating and other income					
Operating commissions	**3,003**	2,810	2,718	2,507	2,427
Profits (losses) from investments in shares, net	**128**	43	43	24	(6)
Other income	**740**	865	642	685	475
Total operating and other income	**3,871**	3,718	3,403	3,216	2,896
Operating and other expenses					
Salaries and related expenses	**4,552**	3,627	3,248	3,370	3,476
Building and equipment maintenance and depreciation	**1,220**	1,168	1,079	1,072	989
Other expenses	**1,485**	1,275	1,161	1,161	787
Total operating and other expenses	**7,257**	6,070	5,488	5,603	5,252
Operating profit before taxes in reported amounts (year 2002 - adjusted)	**2,603**	2,850	2,760	1,705	820
Inflationary erosion and adjustments(c)	**-**	-	-	135	-
Operating profit before taxes	**2,603**	2,850	2,760	(b) 1,840	820
Provision for taxes on operating profit	**1,320**	1,193	1,244	(b) 824	262
Operating profit after taxes	**1,283**	1,657	1,516	(b) 1,016	558
Group's equity in after-tax operating profits (losses) of companies included on equity basis, net of related tax effect	**171**	378	410	(b) 152	(32)
Minority interest in after-tax operating (profits) losses of subsidiaries	**-**	24	(22)	(b) (9)	(113)
Net operating profit	**1,454**	2,059	1,904	(b) 1,159	413
Cumulative effect of change in accounting method at the beginning of the year	**-**	-	(32)	-	-
After-tax profit (loss) from extraordinary items	**2,080**	77	(8)	(b) (14)	9
Net profit	**3,534**	2,136	1,864	(b) 1,145	422

(a) Inflationary adjustment ceased as of the basis of the index of December 2003. The data for the year 2003 - Inflationary adjustment ceased as of the index of December 2002.

(b) Amounts adjusted for the effect of inflation on the basis of the index of December 2003.

(c) Inflationary erosion and adjustments of income and expenses that were included in the operating profit before taxes in reported amounts after the effect of inflation based on the index of December 2003.

Consolidated Statements of Profit and Loss for the Years 2002-2006 (cont'd)

Exhibit B (cont'd):

	For the year ended 31 December				
	2006	2005	2004	2003	2002
	Reported amounts (a)			Adjusted amounts (b)	
	NIS				
Earnings per share					
Basic earnings and diluted earnings:					
Net operating profit	**1.03**	1.46	1.35	0.82	0.29
Cumulative effect of change in accounting method at the beginning of the year	**-**	-	(0.02)	-	-
After-tax profit (loss) from extraordinary items	**1.47**	0.05	(0.01)	(0.01)	0.01
Net profit	**2.50**	1.51	1.32	0.81	0.30
	Thousands				
Number of shares used in the above calculation	**1,414,233**	1,414,233	1,414,233	1,414,233	1,414,233

(a) Inflationary adjustment ceased as of the basis of the index of December 2003. The data for the year 2003 - Inflationary adjustment ceased as of the index of December 2002.

(b) Amounts adjusted for the effect of inflation on the basis of the index of December 2003.

Rates of Financing Income and Expenses - on a Consolidated Basis (a)
Reported amounts

Exhibit C:

	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance(b)	Financing income (expense)	excluding the effect of derivatives	including the effect of derivatives(e)	Average balance(b)	Financing income (expense)	excluding the effect of derivatives	including the effect of derivatives(e)
	(NIS millions)		%	%	(NIS millions)		%	%
Assets (c)(d)(i)	83,713	6,050	7.22		77,795	4,850	6.24	
Effect of embedded and ALM derivatives (e)	15,725	639			17,889	416		
Total assets	99,438	6,689		6.72	95,684	5,266		5.51
Liabilities (d)(i)	83,245	(3,288)	(3.95)		79,422	(2,422)	(3.05)	
Effect of embedded and ALM derivatives (e)	6,838	(68)			7,455	(22)		
Total liabilities	90,083	(3,356)		(3.73)	86,877	(2,444)		(2.81)
Interest margin			3.27	2.99			3.19	2.70
Israeli currency - Linked to the CPI								
Assets (c)(d)	56,562	2,848	5.04		55,485	4,337	7.82	
Effect of embedded and ALM derivatives (e)	230	10			112	6		
Total assets	56,792	2,858		5.03	55,597	4,343		7.81
Liabilities (d)	46,990	(1,950)	(4.15)		48,489	(3,321)	(6.85)	
Effect of embedded and ALM derivatives (e)	4,105	(141)			2,253	(112)		
Total liabilities	51,095	(2,091)		(4.09)	50,742	(3,433)		(6.76)
Interest margin			0.89	0.94			0.97	1.05
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c)(d)	119,860	(1,133)	(0.95)		114,357	8,997	7.87	
Effect of derivatives(e):								
Hedging derivatives	4,618	176			4,622	208		
Embedded derivatives and ALM	50,550	(1,864)			53,494	108		
Total assets	175,028	(2,821)		(1.61)	172,473	9,313		5.40
Liabilities (d)	114,812	2,544	2.22		105,790	(6,064)	(5.73)	
Effect of derivatives(e):								
Hedging derivatives	4,527	(207)			4,565	(206)		
Embedded derivatives and ALM	55,136	2,543			61,446	(982)		
Total liabilities	174,475	4,880		2.80	171,801	(7,252)		(4.22)
Interest margin			1.27	1.19			2.14	1.18

See footnotes on page 232 below.

Note - Full details of the rates of financing income and expenses in each sector, by the various balance sheet categories, are available on request.

Rates of Financing Income and Expenses - on a Consolidated Basis(a) (cont'd)
Reported amounts

Exhibit C (cont'd):

	For the year ended 31 December							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance(b)	Financing income (expense)	excluding the effect of derivatives	including the effect of derivatives(e)	Average balance(b)	Financing income (expense)	excluding the effect of derivatives	including the effect of derivatives(e)
	(NIS millions)		%	%	(NIS millions)		%	%
Total:								
Monetary assets generating interest income (d) (f)	260,135	7,765	2.98		247,637	18,184	7.34	
Effect of derivatives (e):								
Hedging derivatives	4,618	176			4,622	208		
Embedded derivatives and ALM	66,505	(1,215)			71,495	530		
Total assets (i)	331,258	6,726		2.03	323,754	18,922		5.84
Total monetary liabilities generating interest expenses (d)	245,047	(2,694)	(1.10)		233,701	(11,807)	(5.05)	
Effect of derivatives (e):								
Hedging derivatives	4,527	(207)			4,565	(206)		
Embedded derivatives and ALM	66,079	2,334			71,154	(1,116)		
Total liabilities (i)	315,653	(567)		(0.18)	309,420	(13,129)		(4.24)
Interest margin			1.88	1.85			2.29	1.60
In respect of options		(42)				(13)		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivative and embedded derivatives which have been separated (e))		(12)				18		
Financing commissions and other financing income (g)		729				852		
Other financing expenses		88				(22)		
Net interest income before provision for doubtful debts		6,922				6,628		
Provision for doubtful debts (including general and supplementary provision)		(933)				(1,426)		
Net interest income after provision for doubtful debts		5,989				5,202		
Total								
Monetary assets generating interest income (d)(f)(i)	260,135				247,637			
Assets derived from derivative instruments (h)	3,674				3,438			
Other monetary assets (d)	3,386				3,060			
General provision and supplementary provision for doubtful debts	(1,061)				(1,047)			
Total monetary assets	266,134				253,088			
Total								
Monetary liabilities generating interest expenses (d)(i)	245,047				233,701			
Liabilities derived from derivative instruments (h)	3,428				3,137			
Other monetary liabilities (d)	6,996				6,321			
Total monetary liabilities	255,471				243,159			
Total monetary assets exceed monetary liabilities	10,663				9,929			
Non-monetary assets	7,976				7,658			
Non-monetary liabilities	1,350				1,771			
Total capital resources	17,289				15,816			

See footnotes on next page.

Note - Full details of the rates of financing income and expenses in each sector, by the various balance sheet categories, are available on request.

Rates of Financing Income and Expenses - on a Consolidated Basis (a) (cont'd)

Exhibit C (cont'd):

Footnotes:

(a) The data in this exhibit are before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances, and quarterly opening balances in foreign subsidiaries, except for the unlinked Israeli currency sector in which the average balance is based on daily figures, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized profits (losses) from adjustments to fair value of debentures held for trading and of the profits (losses) from available for sale debentures, which are included in the shareholders' equity under accumulated other comprehensive income in the item of "Adjustments in respect of presentation of securities available for sale at fair value" in the amount of NIS 68 million in the unlinked Israeli currency sector (2005 – NIS 228 million), NIS 1 million in the index-linked Israeli currency sector (2005 – NIS 50 million) and NIS (162) in the foreign currency sector including Israeli currency linked to foreign currency (2005 – NIS (30) million), has been deducted from (added to) the average balance of the assets.

(d) Excluding derivative instruments.

(e) Hedging derivative instruments (excluding options), embedded derivatives that have been separated, and ALM derivatives which constitute part of the Bank's asset and liability management system.

(f) The average balance of unrealized profits (losses) from adjustments to fair value of debentures held for trading and available for sale has been deducted from (added to) the average balance of the assets, in the amount of NIS (93) million in the various sectors for the year (2005 – NIS 248 million).

(g) Includes profits and losses on sales of investments in debentures and adjustments to fair value of debentures held for trading.

(h) Average balance of derivative instruments (does not include average of off-balance sheet derivative instruments).

(i) Open credit card transactions, mainly in the unlinked sector, are not included in the assets and liabilities in this table. As at 31 December 2006 there are open transactions in the amount of NIS 4,386 million (31 December 2005 – NIS 5,038 million). For further details see Note 1(T) hereunder.

Rates of Financing Income and Expenses - on a Consolidated Basis (a) (cont'd)
Nominal U.S.$

Exhibit C (cont'd):

	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance(b)	Financing income (expense)	excluding the effect of derivatives	including the effect of derivatives(e)	Average balance(b)	Financing income (expense)	excluding the effect of derivatives	including the effect of derivatives(e)
	(U.S.$ millions)		%	%	(U.S.$ millions)		%	%
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	17,156	901	5.25		16,575	677	4.08	
Effect of derivatives(e):								
Hedging derivatives	1,030	40			1,033	46		
Embedded derivatives and ALM	11,231	(1)			11,854	8		
Total assets	29,417	940		3.20	29,462	731		2.48
Liabilities (d)	16,732	(568)	(3.40)		15,141	(346)	(2.29)	
Effect of derivatives(e):								
Hedging derivatives	1,010	(47)			1,021	(46)		
Embedded derivatives and ALM	12,224	6			13,611	(40)		
Total liabilities	29,966	(609)		(2.03)	29,773	(432)		(1.45)
Interest margin			1.85	1.17			1.79	1.03
Foreign currency - foreign operations (integrated operations)								
Assets (c) (d)	9,524	510	5.36		8,982	390	4.34	
Effect of embedded and ALM derivatives (e)	49	16			61	8		
Total assets	9,573	526		5.50	9,043	398		4.40
Liabilities(d)	8,834	(347)	(3.93)		8,508	(249)	(2.93)	
Effect of embedded and ALM derivatives (e)	80	-			87	-		
Total liabilities	8,914	(347)		(3.89)	8,595	(249)		(2.91)
Interest margin			1.43	1.61			1.41	1.49
Total								
Monetary assets in foreign currency generating financing income (c)(d)	26,680	1,411	5.29		25,557	1,067	4.17	
Effect of derivatives(e):								
Hedging derivatives	1,030	40			1,033	46		
Embedded derivatives and ALM	11,280	15			11,915	16		
Total assets	38,990	1,466		3.76	38,505	1,129		2.93
Monetary liabilities in foreign currency generating financing expense (d)	25,566	(915)	(3.58)		23,649	(595)	(2.52)	
Effect of derivatives(e):								
Hedging derivatives	1,010	(47)			1,021	(46)		
Embedded derivatives and ALM	12,304	6			13,698	(40)		
Total liabilities	38,880	(956)		(2.46)	38,368	(681)		(1.78)
Interest margin			1.71	1.30			1.65	1.15

See footnotes on next page.

Rates of Financing Income and Expenses - on a Consolidated Basis (cont'd)
Nominal U.S.$

Exhibit C (cont'd):

Footnotes:

(a) The data in this exhibit are before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances and quarterly opening balances in foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses from adjustments to fair value of debentures held for trading and available for sale has been added to the average balance of the assets, in the amount of US$ (36) million for 2006 (2005 – US$ (7) million).

(d) Excluding derivative instruments.

(e) Hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives that constitute part of the Bank's asset and liability management system.

Note - Full details of the rates of financing income and expenses in each sector, by the various balance sheet categories, are available on request.

Analysis of Exposure to Interest Rate Fluctuations - on a Consolidated Basis

Exhibit D:

	31 December 2006												31 December 2005 (d)	
	On demand up to one month	One month to three months	Three months to one year	One year to three years	Three years to five years	Over five years to ten years	Over ten years to twenty years	Over twenty years	Without fixed maturity (a)	Total	Internal yield rate	Average maturity	Internal yield rate	Average maturity
	Reported amounts												Reported amounts	
	NIS millions										%	Years	%	Years
Israeli currency - unlinked														
Total assets	72,500	4,848	7,378	4,487	1,403	1,853	72	1	2,011	94,553	6.14	0.42	6.31	0.41
Total liabilities	77,207	7,341	11,720	3,951	414	69	135	28	713	101,578	4.11	0.26	4.31	0.33
Difference	(4,707)	(2,493)	(4,342)	536	989	1,784	(63)	(27)	1,298	(7,025)	2.03	0.16	2.00	0.08
Effect of future transactions and special commitments	5,633	2,667	3,233	853	535	176	-	-	-	13,097				
Exposure to interest rate fluctuations in the sector	926	174	(1,109)	1,389	1,524	1,960	(63)	(27)	1,298	6,072				
Accumulated exposure in the sector	926	1,100	(9)	1,380	2,904	4,864	4,801	4,774	6,072	6,072				
Israeli currency – linked to the CPI														
Total assets	2,082	2,821	12,716	14,555	9,805	10,400	3,572	207	114	56,272	5.46	3.67	5.51	3.81
Total liabilities	1,927	3,878	9,615	11,851	6,420	11,108	2,603	437	345	48,184	4.84	3.65	4.78	3.78
Difference	155	(1,057)	3,101	2,704	3,385	(708)	969	(230)	(231)	8,088	0.62	0.02	0.73	0.03
Effect of future transactions and special commitments	(403)	(124)	(2,584)	(598)	(499)	(703)	-	-	-	(4,911)				
Exposure to interest rate fluctuations in the sector	(248)	(1,181)	517	2,106	2,886	(1,411)	969	(230)	(231)	3,177				
Accumulated exposure in the sector	(248)	(1,429)	(912)	1,194	4,080	2,669	3,638	3,408	3,177	3,177				
Foreign currency (b)														
Total assets	67,811	30,242	16,674	6,741	4,631	1,493	761	150	323	128,826	4.30	0.61	3.97	0.61
Total liabilities	66,682	27,189	18,527	3,964	1,260	2,827	29	2	207	120,687	3.24	0.48	3.18	0.53
Difference	1,129	3,053	(1,853)	2,777	3,371	(1,334)	732	148	116	8,139	1.06	0.13	0.79	0.08
Effect of future transactions and special commitments	(6,611)	(638)	16	1,047	(1,502)	(498)	-	-	-	(8,186)				
Exposure to interest rate fluctuations in the sector	(5,482)	2,415	(1,837)	3,824	1,869	(1,832)	732	148	116	(47)				
Accumulated exposure in the sector	(5,482)	(3,067)	(4,904)	(1,080)	789	(1,043)	(311)	(163)	(47)	(47)				

See footnotes on next page.

Analysis of Exposure to Interest Rate Fluctuations - on a Consolidated Basis

Exhibit D:

	31 December 2006												31 December 2005 (d)	
	On demand up to one month	One month to three months	Three months to one year	One year to three years	Three years to five years	Over five years to ten years	Over ten years to twenty years	Over twenty years	Without fixed maturity (a)	Total	Internal yield rate	Average maturity	Internal yield rate	Average maturity
	Reported amounts												Reported amounts	
	NIS millions										%	Years	%	Years
Total exposure to interest rate fluctuations														
Total assets (c) Receivables in respect of open credit card transactions	142,393	37,911	36,768	25,783	15,839	13,746	4,405	358	12,138	289,341		1.18		1.21
Total liabilities (c) Payables in respect of open credit card transactions	145,816	38,408	39,862	19,766	8,094	14,004	2,767	467	2,514	271,698		0.97		1.10
Difference	(3,423)	(497)	(3,094)	6,017	7,745	(258)	1,638	(109)	9,624	17,643		0.21		0.11
Effect of future transactions and special commitments	(1,381)	1,905	665	1,302	(1,466)	(1,025)	-	-	-	-				
Total exposure to interest rate fluctuations	(4,804)	1,408	(2,429)	7,319	6,279	(1,283)	1,638	(109)	9,624	17,643				
Total accumulated exposure	(4,804)	(3,396)	(5,825)	1,494	7,773	6,490	8,128	8,019	17,643	17,643				

(a) The figures in the "without fixed maturity" column are the non-discounted figures as stated in the balance sheet, including overdue balances in the amount of NIS 1,321 million.
(b) Local operations, including Israeli currency linked to foreign currency and integrated operations abroad.
(c) Including non-monetary assets in the "without fixed maturity" column.
(d) Restated.

General notes:
(1) Full details of the effect of changes in the interest rates in each sector, by the various balance sheet categories, are available on request.
(2) In this table, the data for each period represent the present value of the future cash flows discounted at the internal rate of return of the balance sheet category. The capitalized future cash flows, as stated, include interest to be accrued up to the earlier of repayment date or the date of change of the interest.
(3) The effect of hedging transactions is included in total assets or total liabilities, as relevant.

Credit to the Public - Risk by Economic Sector - on a Consolidated Basis
Reported amounts

Exhibit E:

	31 December 2006				
	Balance sheet credit risk (a)	Off-balance sheet credit risk (b)	Total credit risk	Addition for the year to the specific provision for doubtful debts	Balance of problematic debts (c)
	NIS millions				
Activities of borrowers in Israel					
Agriculture	1,924	338	2,262	(36)	449
Industry	19,967	13,146	33,113	127	3,195
Construction and real estate	28,122	14,338	42,460	215	6,375
Electricity and water	1,834	583	2,417	(10)	9
Commerce	15,093	3,601	18,694	78	1,912
Hotels and restaurants	4,228	447	4,675	(11)	1,749
Transport and storage	3,947	992	4,939	42	710
Communications and computer services	5,520	1,494	7,014	138	554
Financial services	14,750	4,325	19,075	11	861
Other business services	4,844	1,163	6,007	15	335
Public and community services	5,781	929	6,710	4	596
Private individuals - loans for housing	33,704	1,484	35,188	191	1,384
Private individuals - other	18,283	19,620	37,903	140	1,293
Total	157,997	62,460	220,457	904	19,422
Credit risk included within the various economic sectors:					
Settlement movements (d)	3,322	641	3,963	-	615
Local authorities (e)	3,299	152	3,451	-	275
Activities of borrowers abroad					
Agriculture	79	29	108	-	-
Industry	6,124	3,849	9,973	16	139
Construction and real estate	4,692	1,268	5,960	(1)	641
Electricity and water	165	89	254	-	-
Commerce	7,401	5,240	12,641	8	146
Hotels and restaurants	1,205	47	1,252	-	1
Transport and storage	721	250	971	(3)	17
Communications and computer services	258	582	840	-	3
Financial services	9,194	5,773	14,967	9	8
Other business services	1,425	616	2,041	2	7
Public and community services	1,143	231	1,374	4	22
Private individuals	2,815	1,256	4,071	15	80
Total	35,222	19,230	54,452	50	1,064

(a) Including credit to the public in the amount of NIS 184,696 million, investments in debentures of the public in the amount of NIS 6,906 million and other assets in respect of derivative instruments which represent transactions of the public in the amount of NIS 1,617 million.

(b) Credit risk on off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(c) Balances of problematic debt net of credit covered by collateral allowed as a deduction for purposes of individual and group borrower limits, including off-balance sheet risk components.

(d) Kibbutzim and moshavim, regional and national organizations and corporations controlled by the settlement movement.

(e) Including corporations under their control.

Note - Balances of credit risk, off balance sheet credit risk and balances of problematic debts are stated net of specific provisions for doubtful debts.

Credit to the Public - Risk by Economic Sector - on a Consolidated Basis (cont'd)
Adjusted Amounts

Exhibit E (cont'd):

	31 December 2005				
	Balance sheet credit risk (a)	Off-balance sheet credit risk (b)	Total credit risk	Addition for the year to the specific provision for doubtful debts	Balance of problematic debts (c)
	NIS millions				
Activities of borrowers in Israel					
Agriculture	1,761	329	2,090	(27)	365
Industry	20,102	9,814	29,916	491	3,181
Construction and real estate	27,765	14,196	41,961	276	5,640
Electricity and water	1,914	694	2,608	1	33
Commerce	16,120	3,079	19,199	259	2,303
Hotels and restaurants	4,455	502	4,957	(4)	1,769
Transport and storage	3,818	927	4,745	19	321
Communications and computer services	6,305	996	7,301	164	1,294
Financial services	(f)16,152	(f)4,516	20,668	4	616
Other business services	4,893	1,174	6,067	38	673
Public and community services	5,538	843	6,381	18	566
Private individuals - loans for housing	27,736	3,097	30,833	109	999
Private individuals - other	(f)21,739	(f)20,974	42,712	72	1,078
Total	158,298	61,141	219,438	1,420	18,838
Credit risk included within the various economic sectors:					
Settlement movements (d)	3,187	762	3,949	-	786
Local authorities (e)	3,546	145	3,691	-	306
Activities of borrowers abroad					
Agriculture	48	22	70	12	1
Industry	5,275	5,586	10,859	1	93
Construction and real estate	4,727	1,132	5,859	-	507
Electricity and water	133	2	135	-	-
Commerce	6,748	4,393	11,140	(1)	120
Hotels and restaurants	1,249	67	1,316	(1)	-
Transport and storage	1,387	228	1,615	-	17
Communications and computer services	396	747	1,143	-	-
Financial services	8,682	4,736	13,417	1	1
Other business services	910	597	1,507	(4)	6
Public and community services	1,162	224	1,386	-	2
Private individuals	2,811	666	3,475	(1)	104
Total	33,528	18,400	51,922	7	851

(a) Including credit to the public in the amount of NIS 183,542 million, investments in debentures of the public in the amount of NIS 6,330 million and other assets in respect of derivative instruments which represent transactions of the public in the amount of NIS 1,954 million.

(b) Credit risk on off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(c) Balances of problematic debt net of credit covered by collateral allowed as a deduction for purposes of individual and group borrower limits, including off-balance sheet risk components.

(d) Kibbutzim and moshavim, regional and national organizations and corporations controlled by the settlement movement.

(e) Including corporations under their control.

(f) Restated – see also Note 1(T) below.

Note - Balances of credit risk, off balance sheet credit risk and balances of problematic debts are stated net of specific provisions for doubtful debts.

Multi-quarter data
Condensed Consolidated Balance Sheets as at the End of Each Quarter of the Years 2006 and 2005
Reported amounts

Exhibit F:

Year	2006				2005			
Quarter	4	3	2	1	4	3	2	1
	NIS millions				NIS millions			
Assets								
Cash and deposits with banks	47,609	39,651	34,335	35,568	35,381	28,768	35,403	31,333
Securities	46,375	45,869	47,787	48,365	47,825	48,382	46,080	44,692
Credit to the public (a)	183,800	180,448	181,941	183,219	182,624	180,625	174,761	173,872
Credit to governments	1,020	905	691	808	848	894	929	913
Investments in companies included on equity basis	1,251	1,237	1,224	1,255	2,064	2,043	1,825	1,843
Buildings and equipment	3,056	3,020	2,951	2,894	2,843	2,817	2,773	2,710
Other assets (a)	6,230	6,276	7,017	6,146	6,277	6,394	6,618	6,162
Total assets	289,341	277,406	275,946	278,255	277,862	269,923	268,389	261,525
Liabilities and equity capital								
Deposits of the public	231,823	221,996	219,372	221,807	221,828	215,603	216,423	210,109
Deposits from banks	5,241	5,453	6,258	4,423	4,347	4,852	5,539	5,986
Deposits from governments	2,146	2,239	1,796	2,173	2,225	2,494	2,588	3,070
Debentures, bonds and subordinated notes	15,622	16,050	17,022	16,889	17,253	14,922	13,346	12,673
Other liabilities (a)	16,866	12,997	13,993	15,528	16,004	15,076	14,158	13,959
Total liabilities	271,698	258,735	258,441	260,820	261,657	252,947	252,054	245,797
Minority interest	152	150	154	152	205	247	249	267
Shareholders' equity	17,491	18,521	17,351	17,283	16,000	16,729	16,086	15,461
Total liabilities and equity capital	289,341	277,406	275,946	278,255	277,862	269,923	268,389	261,525

(a) Restated - see Note 1(T) below.

Multi-quarter data

Condensed Consolidated Statements of Profit and Loss for Each Quarter of the Years 2006 and 2005

Reported Amounts

Exhibit G:

Year	2006				2005			
Quarter	4	3	2	1	4	3	2	1
	NIS millions				NIS millions			
Net interest income before provision for doubtful debts	1,763	1,718	1,796	1,645	1,687	1,744	1,605	1,592
Provision for doubtful debts	265	282	185	201	321	166	494	445
Net interest income after provision for doubtful debts	1,498	1,436	1,611	1,444	1,366	1,578	1,111	1,147
Operating and other income								
Operating commissions	792	733	736	742	708	713	696	693
Profits (losses) from investments in shares, net	28	14	82	4	(2)	20	18	7
Other income	161	188	197	194	203	283	192	187
Total operating and other income	981	935	1,015	940	909	1,016	906	887
Operating and other expenses								
Salaries and related expenses	982	1,129	1,252	1,189	898	1,010	855	864
Building and equipment maintenance and depreciation	333	303	297	287	305	303	283	277
Other expenses	459	350	331	345	419	286	291	279
Total operating and other expenses	1,774	1,782	1,880	1,821	1,622	1,599	1,429	1,420
Operating profit before taxes	705	589	746	563	653	995	588	614
Provision for taxes on operating profit	339	343	398	240	310	478	172	233
Operating profit after taxes	366	246	348	323	343	517	416	381
Group's equity in after-tax operating profits of companies included on equity basis, net of related tax effect	28	45	20	78	64	53	120	141
Minority interest in after-tax operating (profits) losses of subsidiaries	(3)	5	(1)	(1)	9	1	5	9
Net operating profit	391	296	367	400	416	571	541	531
Cumulative effect of change in accounting method at the beginning of the year					-	-	-	-
After-tax profit (loss) from extraordinary items	683	674	11	712	46	(3)	37	(3)
Net profit for the period	1,074	970	378	1,112	462	568	578	528

Multi-quarter data (cont'd)
Condensed Consolidated Statements of Profit and Loss for Each Quarter of the Years 2006 and 2005
Reported Amounts

Exhibit G (cont'd):

Year	2006				2005			
Quarter	4	3	2	1	4	3	2	1
	NIS				NIS			
Earnings per share								
Basic earnings and diluted earnings:								
Net operating profit	0.28	0.21	0.26	0.28	0.30	0.40	0.38	0.38
After-tax profit (loss) from extraordinary items	0.48	0.48	0.01	0.50	0.02	-	0.03	-
Net profit for the period	0.76	0.69	0.27	0.78	0.32	0.40	0.41	0.38
	Thousands				Thousands			
Number of shares used in the above calculation	1,414,233	1,414,233	1,414,233	1,414,233	1,414,233	1,414,233	1,414,233	1,414,233

Classification of Loan Balances to Less Developed Countries (LDC) by Geographical Area of Final Risk Reported Amounts

Exhibit H:

	2006			2005		
	Loans (a)	Off-balance sheet credit risk (b)	Total	Loans (a)	Off-balance sheet credit risk (b)	Total
	NIS millions			NIS millions		
Asia	-	38	38	-	58	58
Eastern Europe	96	99	195	81	114	195
Africa	-	5	5	-	-	-
South America	-	39	39	-	41	41
Total	96	181	277	81	213	294

(a) After the deduction of the specific provision for doubtful debts.

(b) Credit risk on off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

Certification

I, Galia Maor, certify that:

1. I have reviewed the Annual Report of Bank Leumi le-Israel B.M. (the "Bank") for 2006 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity and cash flows of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;

   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and

   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during the fourth quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

27 March 2006

Galia Maor
President and Chief Executive Officer

Certification

I, Zeev Nahari, certify that:

1. I have reviewed the Annual Report of Bank Leumi le-Israel B.M. (the "Bank") for 2006 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity and cash flows of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;

   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and

   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during the fourth quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

27 March 2006

Zeev Nahari
Senior Deputy Chief Executive Officer
Head of Finance and Economics Division

Board of Directors and Management Report on Responsibility for the Annual Report

The Annual Report was prepared by the Management of the Bank, which is responsible for its fairness. This report includes financial statements prepared in accordance with generally accepted accounting and reporting principles provided by the directives and guidelines of the Supervisor of Banks, additional data prepared in accordance therewith and other data.
The preparation of periodic financial statements also requires the preparation of estimates for purposes of determining certain amounts and items in the statements. These estimates are prepared by the Management in accordance with its best judgment.

In order to ensure the fairness of the Bank's financial report, the Bank's Management uses a comprehensive internal auditing system, the purpose of which to ensure that all transactions of the Bank are conducted based on proper authorizations, that the Bank's assets are fully protected and secured, and that the accounting figures constitute a reliable basis for the preparation of the financial statements. The internal auditing system is limited by its nature, as it does not provide absolute certainty, but rather reasonable certainty, with respect to its ability to discover and prevent mistakes and irregular acts. The principle of reasonable certainty is based on the awareness that decisions concerning the amount of resources to be invested in the operation of the auditing methods must, by reason of the nature of things, take into account the benefit of operating these procedures.

The Bank's Board of Directors, which is responsible for the preparation and approval of the financial statements in accordance with section 92 of the Companies Law, establishes the accounting policy, supervises its implementation, determines the structure of the internal audit system and oversees its functioning. The President and Chief Executive Officer is responsible for the ongoing management of the Bank's affairs within the framework of the policy established by the Board of Directors and subject to its instructions. The Bank's Management acts according to the policy established by the Board of Directors. The Board of Directors, by means of its committees, holds ongoing meetings with the Bank's Management, the Chief Auditor and the Joint Auditors of the Bank, in order to review the scope and results of their work.

The Joint Auditors of the Bank, Somekh Chaikin and Kost Forer Gabbay & Kasierer, audited the Bank's annual financial statements in accordance with accepted auditing standards, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) 5733-1973, and certain auditing standards that were published by the American Institute of Certified Public Accountants and the implementation of which in audit of banking institutions was required in guidelines of the Supervisor of Banks. The objective of the audit is to enable the auditors to express an opinion regarding the extent to which these financial statements reflect, in accordance with accepted accounting and reporting principles provided by the directives and guidelines of the Supervisor of Banks, the financial condition of the Bank, the results of its activity, and changes in its shareholders' equity and its cash flows. In accordance with section 170 of the Companies Law, the Joint Auditors are responsible to the Bank and its shareholders for that stated in their opinion concerning the financial statements. The Joint Auditors' Report is attached to the annual financial statements.

In addition, the information in the Directors' Report and the Management Review (hereinafter: the "accompanying data") was provided to the Joint Auditors for their examination, so that they could notify the Bank if a material discrepancy exists between the data in the financial statements and the accompanying data, or if the accompanying data include information that does not materially conform with the facts or other information that came to the attention of the Joint Auditors during their audit. Notification as aforesaid was not received from the Joint Auditors. The Joint Auditors did not adopt procedures for this purpose in addition to those that they are required to adopt for purposes of auditing the financial statements.

Eitan Raff
Chairman of the Board of Directors

Galia Maor
President and Chief Executive Officer

Zeev Nahari
Senior Deputy Chief Executive Officer
Head of Finance and Economics Division

27 March, 2007

KPMG

Somekh Chaikin

ERNST & YOUNG

■ Kost Forer Gabbay & Kasierer
3 Aminadav Tel-Aviv

Report of the Joint Auditors to the Shareholders of
Bank Leumi le-Israel B.M.

We have audited the accompanying consolidated balance sheets of Bank Leumi le-Israel B.M. ("the Bank") and its subsidiaries ("the Group") as at 31 December 2006 and 2005, and the related consolidated statements of profit and loss, changes in shareholders' equity and cash flows, for each of the three years the last of which ended 31 December 2006. These financial statements are the responsibility of the Bank's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of the foreign subsidiaries, whose assets constitute approximately 2% and approximately 13% of the total consolidated assets as at 31 December 2006 and 2005, respectively and whose net interest income before provision for doubtful debts constitutes approximately 2%, approximately 7%, approximately 9% of the total consolidated interest income before provision for doubtful debts for the years ended 31 December 2006, 2005, and 2004, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon have been furnished to us and our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance), 5733-1973 and certain auditing standards implementation of which in audit of banking institutions was required in guidelines of the Supervisor of Banks. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Bank, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at 31 December 2006 and 2005, and the consolidated results of operations, changes in shareholders' equity and cash flows of the Group for each of the three years the last of which ended 31 December 2006, in conformity with generally accepted accounting principles. Furthermore, the consolidated financial statements have, in our opinion, been prepared in accordance with the directives and guidelines of the Supervisor of Banks.

As explained in Note 1B, the financial statements are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board and the directives of the Supervisor of Banks.

Without qualifying our above opinion we draw attention to:

A. That stated in Note 1(T) regarding restatement of the financial statements as at 31 December, 2005, as a result of revision of the reporting to the public instructions in respect of publication of a format for financial statements to the public of credit card companies.

B. That stated in Note 18I(2), (4) and (5), regarding claims against the Bank and against a subsidiary, including applications for their approval as class actions, and regarding charges filed against the Bank, subsidiaries and a number of employees. The Bank is unable to estimate the implications of the above-mentioned matters on the Bank, if any, on its financial position and operating results, and whether or not they will be material.

Somekh Chaikin
Certified Public Accountants (Isr.)

Kost Forer Gabbay & Kasierer
Certified Public Accountants (Isr.)

Joint Auditors

27 March, 2007

Consolidated Balance Sheets as at 31 December 2006

Reported Amounts

	Note	31 December 2006	31 December 2005
		NIS millions	
Assets			
Cash and deposits with banks	2	47,609	35,381
Securities	3	46,375	47,825
Credit to the public	4	183,800	(a) 182,624
Credit to governments	5	1,020	848
Investments in companies included on equity basis	6	1,251	2,064
Buildings and equipment	7	3,056	2,843
Other assets	8	6,230	(a) 6,277
Total assets		289,341	277,862
Liabilities and equity capital			
Deposits of the public	9	231,823	221,828
Deposits from banks	10	5,241	4,347
Deposits from governments		2,146	2,225
Debentures, bonds and subordinated notes	11	15,622	17,253
Other liabilities	12	16,866	(a) 16,004
Total liabilities		271,698	261,657
Minority interest		152	205
Shareholders' equity	13	17,491	16,000
Total liabilities and equity capital		289,341	277,862

(a) Restated - See Note 1(T).

The accompanying notes are an integral part of these consolidated financial statements.

For condensed financial statements of the Bank separately – see Note 30.

Eitan Raff	Meir Dayan	Prof. Israel Gilead	Galia Maor	Zeev Nahari
Chairman of the Board	Director	Director	President and Chief Executive Officer	Senior Deputy Chief Executive Officer Head of the Finance and Economics Division

Date of the signing of the financial statements: 27 March, 2007

Consolidated Statements of Profit and Loss for the year ended 31 December 2006

Reported Amounts

	Note	2006	2005	2004
		NIS millions		
Net interest income before provision for doubtful debts	20	6,922	6,628	6,359
Provision for doubtful debts	4	933	1,426	1,514
Net interest income after provision for doubtful debts		5,989	5,202	4,845
Operating and other income				
Operating commissions	21	3,003	2,810	2,718
Profits from investments in shares, net	22	128	43	43
Other income	23	740	865	642
Total operating and other income		3,871	3,718	3,403
Operating and other expenses				
Salaries and related expenses	24	4,552	3,627	3,248
Building and equipment maintenance and depreciation		1,220	1,168	1,079
Other expenses	25	1,485	1,275	1,161
Total operating and other expenses		7,257	6,070	5,488
Operating profit before taxes		2,603	2,850	2,760
Provision for taxes on operating profit	26	1,320	1,193	1,244
Operating profit after taxes		1,283	1,657	1,516
Group's equity in after-tax operating profits of companies included on equity basis, net of related tax effect	6	171	378	410
Minority interest in after-tax operating (profits) losses of subsidiaries		-	24	(22)
Net operating profit		1,454	2,059	1,904
Cumulative effect of change in accounting method at the beginning of the year	1P	-	-	(32)
After-tax profit (loss) from extraordinary items	27	2,080	77	(8)
Net profit		3,534	2,136	1,864

	2006	2005	2004
	NIS		
Earnings per share			
Basic and diluted earnings per share			
Net operating profit	1.03	1.46	1.35
Cumulative effect of change in accounting method at the beginning of the year	-	-	(0.02)
After-tax profit (loss) from extraordinary items	1.47	0.05	(0.01)
Net profit	2.50	1.51	1.32
		Thousands	
Number of shares used on the above calculation	1,414,233	1,414,233	1,414,233

The accompanying notes are an integral part of these consolidated financial statements.

For condensed financial statements of the Bank separately – see Note 30.

Statements of Changes in Shareholders' Equity for the year ended 31 December 2006

Reported amounts

				Accumulated other comprehensive income					
	Share capital	Capital reserves from benefit following issuance and others (a)	Total share capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments(b)	Retained earnings	Dividend declared after balance sheet date	Loans to employees for purchase of the Bank's shares	Total shareholders' equity
	NIS millions								
Balance as at 1 January 2004	7,000	10	7,010	119	(385)	7,416	82	(29)	14,213
Net profit for the year	-	-	-	-	-	1,864	-	-	1,864
Proposed dividend (c)	-	-	-	-	-	(1,004)	(82)	-	(1,086)
Adjustments in respect of presentation of securities available for sale at fair value	-	-	-	(45)	-	-	-	-	(45)
Related tax effect	-	-	-	20	-	-	-	-	20
Adjustments from translation in respect of companies included on equity basis	-	-	-	-	18	-	-	-	18
Loans to employees for purchase of the Bank's shares	-	-	-	-	-	-	-	2	2
Balance as at 31 December 2004	7,000	10	7,010	94	(367)	(d)8,276	-	(27)	14,986
Net profit for the year	-	-	-	-	-	2,136	-	-	2,136
Proposed dividend (c)	-	-	-	-	-	(1,103)	-	-	(1,103)
Adjustments in respect of presentation of securities available for sale at fair value	-	-	-	(83)	-	-	-	-	(83)
Related tax effect	-	-	-	35	-	-	-	-	35
Adjustments from translation in respect of companies included on equity basis	-	-	-	-	25	-	-	-	25
Loans to employees for purchase of the Bank's shares	-	-	-	-	-	-	-	4	4
Balance as at 31 December 2005	7,000	10	7,010	46	(342)	(d) 9,309	-	(23)	16,000

See footnotes on next page

Statements of Changes in Shareholders' Equity for the year ended 31 December 2006 (cont'd)

Reported amounts

				Accumulated other comprehensive income					
	Share capital	Capital reserves from benefit following issuance and others (b)	Total share capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments(c)	Retained earnings	Dividend declared after balance sheet date	Loans to employees for purchase of the Bank's shares	Total shareholders' equity
	NIS millions								
Balance as at 1 January 2006	7,000	10	7,010	46	(342)	9,309	-	(23)	16,000
Net profit for the year	-	-	-	-	-	3,534	-	-	3,534
Proposed dividend (c)	-	-	-	-	-	(2,500)	-	-	(2,500)
Benefit in respect of options and shares to employees	-	395	395	-	-	-	-	-	395
Adjustments in respect of presentation of securities available for sale at fair value	-	-	-	876	-	-	-	-	876
Related tax effect	-	-	-	(299)	-	-	-	-	(299)
Adjustments from translation in respect of companies included on equity basis	-	-	-	-	(61)	-	-	-	(61)
Loans to employees for purchase of the Bank's shares	-	-	-	-	-	-	-	(454)	(454)
Balance as at 31 December 2006	7,000	405	7,405	623	(403)	(d)10,343	-	(477)	17,491

(a) Including NIS 10 million of other capital reserves.
(b) Adjustments arising from translation of the financial statements of autonomous foreign subsidiaries (See Note 1D(3) and 1E(5)).
(c) See Note 13B.
(d) Including NIS 1,044 million which may not be distributed as a dividend (31 December 2005 - NIS 633 million, 31 December 2004 - NIS 586 million). The balance of the amount for distribution is subject to directives of Bank of Israel and to restrictions provided in Proper Managing Directive.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the year ended 31 December 2006

Reported amounts

	2006	2005	2004
	NIS millions		
Cash flows generated by operating activities:			
Net profit for the year	**3,534**	2,136	1,864
Adjustments to reconcile net profit to net cash flows generated by operating activities:			
Equity in undistributed profits of companies included on equity basis (a)	**(114)**	(146)	(330)
Minority interest in profits (losses) of subsidiaries	**-**	(24)	22
Benefit recorded in respect of options and shares to employees	**356**	-	-
Depreciation of buildings and equipment	**455**	434	422
Amortization	**13**	3	
Provision for doubtful debts	**933**	1,426	1,514
Provision for decrease in value of assets transferred to the Group's ownership	**-**	-	5
Net gain on sale of securities available for sale	**(30)**	(84)	(85)
Realized and unrealized gain from adjustment of held for trading securities to fair value	**(61)**	(10)	(22)
After-tax gain on realization of investments in subsidiaries and companies included on equity basis	**(718)**	(79)	(5)
Net gain from sale of companies on the capital market	**(1,361)**	-	-
Net (gains) losses, after tax, on sale of buildings and equipment	**(8)**	6	7
Provision for decrease in value of shares available for sale	**-**	-	4
Special provision (cancellation of provisions) in connection with fixed assets	**-**	(4)	2
Cumulative effect of change in accounting method	**-**	-	32
Deferred taxes in respect of operating profit, net	**(238)**	130	135
Increase (decrease) in excess of provisions for severance pay and pensions over amounts funded	**307**	(75)	(2)
Other, net	**3**	4	4
Net cash inflow generated by operating activities	**3,071**	3,717	3,567

(a) Net of dividend received.

The accompanying notes are an integral part of these financial statements.

For condensed financial statements of the Bank separately, see Note 30.

Consolidated Statements of Cash Flows for the year ended 31 December 2006 (cont'd)

Reported amounts

	2006	2005	2004
	NIS millions		
Cash flows generated by activities in assets:			
Net increase in deposits with banks for an initial period exceeding three months	**(2,466)**	(558)	(1,985)
Acquisition of debentures held to maturity	**(7)**	(526)	(1,397)
Proceeds from redemption of debentures held to maturity	**1,114**	1,280	518
Acquisition of securities available for sale	**(25,014)**	(17,406)	(12,643)
Proceeds from sale of securities available for sale	**2,885**	4,121	3,416
Proceeds from redemption of securities available for sale	**23,236**	8,838	7,476
Net decrease (increase) in securities held for trading	**167**	(671)	(602)
Net increase in credit to the public	**(1,312)**	(a) (9,159)	(a) (3,755)
Net (increase) decrease in credit to governments	**(172)**	115	166
Additional investments in shares of subsidiaries	**(82)**	(52)	(5)
Acquisition of a subsidiary consolidated for the first time (Appendix a)	**84**	(114)	
Proceeds from sale of investment in companies included on equity basis	**1,230**	139	4
Acquisition of shares in companies included on equity basis	**(43)**	(25)	(3)
Acquisition of buildings and equipment	**(624)**	(632)	(507)
Proceeds from sale of buildings, after related tax	**22**	23	12
Net proceeds from sale of companies on the capital market	**1,693**	-	-
Net decrease in other assets	**(210)**	(a) 861	(a) 653
Net cash outflow generated by activities in assets	**501**	(13,766)	(8,652)
Cash flows generated by activities in liabilities and capital			
Net increase (decrease) in:			
Deposits of the public	**8,051**	11,972	6,066
Deposits from banks	**895**	(1,605)	1,098
Deposits from governments	**(79)**	(800)	122
Issue of debentures, bonds and subordinated notes	**640**	6,874	2,551
Redemption of debentures, bonds and subordinated notes	**(2,103)**	(877)	(1,908)
Net increase in other liabilities	**343**	(a) 284	(a) 1,840
Dividend paid to shareholders	**(1,103)**	(1,004)	(400)
Dividend paid to minority shareholders by subsidiaries	**(1)**	(9)	(1)
Repayment of loans to employees for purchase of the Bank's shares	**10**	4	2
Loans to employees to acquire bank shares	**(464)**	-	-
Net cash inflow generated by activities in liabilities and capital	**6,189**	14,839	9,370
Increase in cash	**9,761**	4,790	4,285
Balance of cash at beginning of year	**31,681**	26,891	22,606
Balance of cash at end of year	**41,442**	31,681	26,891

(a) Restated – see Note 1(T)

The accompanying notes are an integral part of these financial statements.

For condensed financial statements of the Bank separately - see Note 30.

Consolidated Statements of Cash Flows for the year ended 31 December 2006 (cont'd)

Reported amounts

Appendix A - Acquisition of a subsidiary consolidated for the first time:

	2006	2005
	NIS millions	
Working capital (except cash and cash equivalents)	**286**	(106)
Non-monetary assets	**(88)**	-
Minority interest	**1**	-
Goodwill	**(115)**	(8)
Cash outflow to acquire subsidiaries consolidated for the first time	**84**	(114)

Appendix B - Transactions not involving cash flows:

In 2006:

(1) Proposed dividend in the amount of NIS 2,500 million.
(2) During the year, debentures were transferred from the available for sale portfolio to credit to the public, in the amount of NIS 249 million, due to loaning of securities.
(3) During the year, securities were transferred from credit to the public to other assets, in the amount of NIS 11 million, which served as collateral for loans.
(4) During the year, shares were transferred from credit to the public to the available for sale portfolio, in the amount of NIS 571 million.
(5) During the year, an investment, in the amount of NIS 275 million, was transferred from investment in affiliated companies to shares available for sale.
(6) During the year, fixed assets were acquired against liabilities to suppliers, in the amount of NIS 7 million.
(7) Accrued expenses, including taxes in connection with sale of capital market companies, amounted to NIS 222 million.

In 2005:

(1) Proposed dividend in the amount of NIS 1,103 million.
(2) Transfer during the year of debentures in the amount of NIS 156 million from securities available for sale to securities held for trading.
(3) Transfer during the year of securities in the amount of, NIS 17 million from "credit to the public" to "securities available for sale", due to lending of securities that came to an end.
(4) Transfer during the year of intangible assets in the amount of NIS 10 million that served as collateral for loans from "credit to the public" to "other assets".

In 2004:

(1) Proposed dividend in the amount of NIS 1,004 million.
(2) Transfer during the year of securities in the amount of NIS 48 million from "credit to the public" to "securities available for sale", due to lending of securities that came to an end.
(3) Transfer during the year of securities in the amount of NIS 13 million that served as collateral for loans from "credit to the public" to "other assets".

Notes to the Consolidated Financial Statements as at 31 December 2006

Index to Notes

Note 1 - Significant Accounting Policies

A. General

The financial statements have been prepared in accordance with generally accepted accounting principles and the directives and guidelines of the Supervisor of Banks relating to the preparation of annual financial statements of banks.

Pursuant to the recommendations of the Supervisor of Banks, publication of the financial statements is on the basis of the consolidated statements only. Condensed data of the Bank are given in Note 30.

B. Financial statements in reported amounts

(1) General

In October 2001 the Israel Accounting Standards Board published Accounting Standard No. 12 - "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements was discontinued as at 1 January 2004. Until 31 December 2003, the Bank continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks on the basis of the rules determined in Opinion No. 36 of the Institute of Certified Public Accountants in Israel. As at 1 January 2004 the Bank applies the provisions of Accounting Standard No. 12 and the transitory directives of the Supervisor of Banks.

The adjusted amounts included in the Financial Statements as at 31 December 2003 were used as a starting point for the financial reporting in reported amounts.

(2) Definitions

In these Financial Statements -

Adjusted amount - an historical nominal amount that was adjusted to the December 2003 CPI according to changes in the general purchasing power of the Israeli currency in accordance with the provisions of opinions of the Institute of Certified Public Accountants in Israel;

Reported amount - an amount adjusted to the transition date (31 December 2003) with the addition of amounts in nominal values that were added after the transition date and less amounts that were eliminated after the transition date;

Adjusted financial report - financial report in values adjusted according to the changes in the general purchasing power of the Israeli currency in accordance with the provisions of the opinions of the Institute of Certified Public Accountants in Israel.

Note 1 - Significant Accounting Policies (cont'd)

B. Financial statements in reported amounts (cont'd)

(3) Balance sheet

- Non-monetary assets (mainly buildings and equipment; investments in shares; expenses relating to issuance of debentures, bonds and subordinated notes) and share capital are presented in reported amounts.

  The amounts of the non-monetary assets do not necessarily represent the realisable value or current economic value, but only the reported amounts of such assets.

- Monetary assets and liabilities are presented in the balance sheet at their historical nominal values as at the balance sheet date.

- In the Financial Statements "cost" means cost in a reported amount.

- The equity value of investments in companies included on the equity basis is determined based on the financial statement of these companies.

(4) Profit and loss statement

- Income and expenses that arise from non-monetary items or from provisions included in the balance sheet are derived from the movement between the reported amount of the opening balance and the reported amount of the closing balance.

- The other components of the profit and loss statement are presented at their nominal values.

- The bank share in the results of companies included on the equity basis and the minority interest in the results of subsidiaries is determined based on the financial statements of these companies.

(5) Statement of changes in shareholders' equity

Dividend declared in the year of the report is stated in nominal values.

C. Foreign currency and linkage

(1) Assets (other than investments in subsidiaries and companies included on the equity basis, buildings and equipment) and liabilities are stated in the balance sheet as follows:

- Those in foreign currency or linked thereto are stated according to the representative rates of exchange published by Bank of Israel as at balance sheet date, or other appropriate date, depending on their contractual terms.

Note 1 - Significant Accounting Policies (cont'd)

C. Foreign currency and linkage (cont'd)

Exchange rate differences deriving from the adjustment of assets and liabilities denominated in foreign currency are included in the statement of profit and loss.

- Those fully linked to the CPI are stated on the basis of either the latest index published prior to balance sheet date or some other appropriate index, depending on their contractual terms.

(2) Income and expenses in foreign currency are included in the statement of profit and loss according to current representative exchange rates as at the transaction dates and with the addition of exchange rate differences on the assets and liabilities in respect of which the above income and expenses arose.

(3) Data on representative exchange rates and CPI and the percentage of change therein:

	31 December			Rate of change in		
	2006	2005	2004	2006	2005	2004
	NIS			%		
Exchange rate of the:						
U.S. dollar	**4.225**	4.603	4.308	**(8.2)**	6.8	(1.6)
Euro	**5.564**	5.446	5.877	**2.2**	(7.3)	6.2
British pound	**8.288**	7.941	8.307	**4.4**	(4.4)	5.8
Swiss franc	**3.465**	3.498	3.806	**(0.9)**	(8.1)	7.2
Currency basket	**4.825**	5.089	5.006	**(5.2)**	1.7	0.8
Consumer Price Index for the month of -	Points					
November	**102.9**	103.2	100.5	**(0.3)**	2.7	0.9
December	**102.9**	103.0	100.6	**(0.1)**	2.4	1.2
Appreciation (devaluation) in real terms of NIS in relation to -						
Exchange rate of the dollar				**(8.1)**	(4.3)	2.8
Exchange rate of the currency basket				**(5.1)**	0.7	0.4

D. Translation of financial statements of foreign subsidiaries and branches

(1) Pursuant to directives of the Supervisor of Banks, all foreign subsidiaries of the Bank are considered integrated entities of the Bank.

(2) The financial statements of foreign subsidiaries and branch offices are translated as follows:
Non-monetary items are translated at historical exchange rates and are adjusted to the changes in the general purchasing power of the shekel from their date of purchase until 31 December 2003. Monetary items are translated at the exchange rates in effect as at balance sheet date. Translation differences are included in the statement of profit and loss.
Items in the statement of profit and loss are translated at the exchange rates in effect at the end of each quarter.

Note 1 - Significant Accounting Policies (cont'd)

D. Translation of financial statements of foreign subsidiaries and branches (cont'd)

(3) Until 31 December 1994 certain foreign subsidiaries were considered as autonomous entities. The differences between the value of the investment in the above companies, adjusted according to the changes in the general purchasing power of the Israeli currency, and the Bank's share in their equity according to their financial statements adjusted for changes in the purchasing power of the currency in which they were presented and after being translated according to the exchange rates as at balance sheet date, were transferred to "translation adjustments" within shareholders' equity. These adjustments were calculated in the years 1984 up to and including 1994 (in the years 1990 through 1994 they were calculated after deduction of the exchange rate differences relating to the foreign currency sources of financing the investments in those companies, less the related tax). The translation adjustments will be transferred to the statement of profit and loss upon realization of the investments in those companies.

E. Principles of consolidation and implementation of equity method

(1) Definitions

In these financial statements:

Subsidiaries - companies which are directly or indirectly fully consolidated in the financial statements of the Bank.

Companies included on equity basis - Companies, other than subsidiaries, the investment in which is included in the Bank's financial statements on the equity basis.

Investee companies - subsidiaries and companies included on equity basis.

See Note 6D for details of principal subsidiaries and companies included on equity basis.

(2) Principles of consolidation

The consolidated financial statements include the audited financial statements of the Bank and its subsidiaries and after the adjustments required from the application of uniform accounting principles in the consolidated financial statements.

The financial statements of two wholly-owned real estate and service subsidiaries are included in the financial statements of the Bank.

Material intercompany balances and transactions are eliminated in the consolidated financial statements.

Note 1 - Significant Accounting Policies (cont'd)

E. Principles of consolidation and implementation of equity method (cont'd)

(3) Investee companies

Investments in shares of investee companies are stated according to the equity method based on their audited financial statements. The Bank's equity in the results of operations of those companies is stated net of the amortization of goodwill.

(4) As of 1 January 2006, the Bank has applied Accounting Standard No. 20 (Amended) – "Accounting Treatment of Goodwill and Intangible Assets on Acquisition of Investee Companies: (hereinafter – "Standard 20") of the Israel Accounting Standards Board.

Standard 20 prescribes the accounting treatment of goodwill and intangible assets on the acquisition of a subsidiary or an investee company that is not a subsidiary, including a company under joint control.

According to Standard 20, the excess of the cost of acquisition of an investment in an investee company over the holding company's share in the fair value of its identifiable assets (including intangible assets) less the fair value of its identifiable liabilities (after relevant tax attribution) constitutes goodwill. The excess of the cost of acquisition of an intangible asset acquired will be attributed only in the event that it complies with the definition of intangible asset in accordance with the criteria fixed in Standard 20. According to Standard 20, in the event that negative goodwill (excess of fair value over acquisition cost) arises as of acquisition, such negative goodwill will be immediately recognized as of acquisition date as a profit in the profit and loss statement and will no longer be amortized methodically. Positive goodwill and intangible assts with undefined lives will not be amortized, notwithstanding the rules in effect up till the starting date of the Standard, according to which goodwill and intangible assts are amortized over their useful lives, up to a maximum of 20 years for goodwill.

The Bank is adopting the provisions of Standard 20, other than for discontinuation of amortizing goodwill and the recordings of negative goodwill that is created at the time of acquiring businesses, in profit and loss. Pursuant to the Supervisor of Banks' directives, goodwill will continue to be amortized over a period of 10 years unless the Supervisor of Banks shall otherwise permit.
Initial application of Standard 20 did not have an effect on the Bank's financial statements.

(5) The Bank's share in "translation adjustments" of autonomous units, held by companies included on the equity basis, is included in the statement of changes in shareholders' equity.

(6) The Bank examines in each reporting period the necessity of recording provision for impairment, see S thereunder.

(7) The Bank has granted loans at preferential terms to a number of wholly-owned subsidiaries (mainly auxiliary companies). Amounts recorded in connection therewith in capital reserves in the financial statements of these companies are included in the balance sheet of the Bank as part of the investment in the companies.

Note 1 - Significant Accounting Policies (cont'd)

F. Securities

(1) Securities are classified in three categories: debentures held to maturity, securities available for sale and securities held for trading.

(a) Debentures held to maturity

Debentures held to maturity are stated at cost with the addition of accrued interest, linkage and foreign currency differences, taking into consideration the proportion of the premium or discount and less provision for an impairment in their value which is not of a temporary nature.

(b) Securities available for sale

Securities available for sale are stated in the balance sheet at their fair value except for shares and options in respect of which the fair value is not readily determinable, in which case they are stated at cost less provision for an impairment in their value which is not of a temporary nature. The fair value of quoted securities is determined on the basis of their market value, while the fair value of debentures which have no readily available fair value, is determined according to Management's valuation. The differences between the fair value and the adjusted cost are shown in a separate item within shareholders' equity net of the related tax effect.
Unrealized gains or losses from adjustments to fair value of securities available for sale designated as being hedged by fair value hedges, were charged to the statement of profit and loss over the period of hedge.

(c) Securities held for trading

Securities held for trading are stated at fair value. The fair value is determined on the basis of their market value. Unrealized gains and losses are included in the statement of profit and loss.

(2) Lending of securities

Transactions for lending securities are included as "credit to the public" at market value and are added to the borrower's debt. Changes in the market value of the securities loaned are included on the accrual basis in the statement of profit and loss in "income from credit to the public". Adjustments to fair value are charged to Adjustments in respect of presentation of securities available for sale at fair value.

G. Buildings and equipment

Buildings and equipment are stated at cost less accumulated depreciation and a provision for impairment in value. Buildings earmarked for sale are stated at the lower of cost or realizable value. Cost is depreciated by the straight-line method over the estimated useful lives of the assets.

Specific expenses in connection with the development of computer software intended for internal use are capitalized to investments in equipment after the initial planning of the project has been concluded and are amortized from the beginning of use according to the anticipated useful life of the software.

Note 1 - Significant Accounting Policies (cont'd)

H. Issue expenses

Expenses of issue of debentures, bonds and subordinated notes are amortized in proportion to the balances outstanding each year.

I. Basis of recognition of income and expenses

(1) Income and expenses are recognized on the accrual basis.

(2) Income and expenses from securities held for trading and derivative financial instruments are recorded according to the changes in fair value.

(3) Interest income in respect of problematic debts that were classified as non-accrual loans and overdue interest in respect of housing loans of Leumi Mortgage Bank are recognized upon collection.

(4) Interest received from the Ministry of Finance of Israel, in respect of the difference in interest on loans to housing purchasers in Leumi Mortgage Bank, is charged to the statement of profit and loss over the period of the loan according to the uniform yield method.

J. Derivative instruments and hedging activities

(1) Derivative instruments are included in the balance sheet according to fair value as of balance sheet date. The fair value is fixed according to the market price on the stock exchange for traded instruments; instruments with an active market are estimated according to market value; in the event that an instrument is traded on several markets, the estimate is based on the most active market. Instruments that are not traded on an active market are estimated according to models utilized in the Bank's current activity, taking into account the risks inherent in the instrument (market risk, credit risk, etc). Changes in fair value of derivatives that are not intended for qualifying hedging are recorded on a current basis in the statement of profit and loss.

(2) The Bank is exposed to changes in fair value that may be attributed to changes in the foreign currency interest rate – the Libor rate. As part of the Bank's comprehensive strategy for management of exposure to interest risks, the Bank utilizes foreign currency derivatives to exchange fixed interest for variable interest. The Bank utilizes designated qualifying derivatives to hedge fair value.

The Bank implements the following activities in respect of derivatives: futures and option transactions on underlying assets of interest, currency, shares, commodities and other assets.

Note 1 - Significant Accounting Policies (cont'd)

J. Derivative instruments and hedging activities (cont'd)

(2) (cont'd)

The activity in derivatives is implemented as follows:

(a) Designated derivatives for hedging relationships.
(b) As part of the Bank's system of management of assets and liabilities not designated for hedging relationships – ALM management.
(c) Brokerage transactions with responsibility between banks/brokers and customers.

(3) The Bank may enter into a contract that is not in itself a derivative instrument but includes an embedded derivative. Regarding each derivative, the Bank evaluates whether the economic characteristics of the embedded derivative are clearly and closely related to those of the host contract, and determines whether a separate instrument with the same conditions as the embedded instrument would fulfill the definition of a derivative instrument.
When it is ascertained that the embedded derivative has economic characteristics that are not related clearly and closely with the economic characteristics of the host contract, and that a separate instrument with the same conditions would qualify as a derivative instrument, the embedded derivative is separated from the host contract and treated as a separate derivative. An embedded derivative that was separated is included in the balance sheet together with the host contract according to fair value and changes in fair value are reported on a current basis in the statement of profit and loss.

(4) The Bank documents in writing all the hedging relationships between hedging instruments and hedged items and the purpose and the strategy of the risk management by utilization of various hedging transactions.

The documentation includes specific identification of the asset, liability or firm commitment, designated as a hedged item including the method according to which the hedging instrument is expected to hedge the risks relating to the hedged item. The Bank estimates the effectiveness of the hedging ratios at the beginning of the hedging activity and on a continuing basis in accordance with the Bank's risk management policy.

(5) The Bank ceases utilization of hedge accounting when:

(a) The derivative is no longer effective in setting off changes in fair value.
(b) The derivative expires, is sold, cancelled or realized.
(c) The derivative is no longer designated as a hedging instrument since the contractual commitment will probably not be consummated.
(d) The hedged firm commitment no longer fulfills the definition of a firm commitment.
(e) Management cancels the designation of the derivative as a hedging instrument.

When hedge accounting is ceased because it is ascertained that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be recorded in the balance sheet according to fair value, but the hedged asset or liability will no longer be adjusted in respect of changes in fair value.

Note 1 - Significant Accounting Policies (cont'd)

J. Derivative instruments and hedging activities (cont'd)

(5) The Bank ceases utilization of hedge accounting when: (cont'd)

When hedge accounting is ceased because the hedged item no longer fulfills the definition of a firm commitment, the derivative will continue to be recorded according to fair value, and any asset or liability recorded in accordance with recognition of the firm commitment will be removed from the balance sheet and will be recognized as current profit or loss in the statement of profit and loss.

(6) The Bank designates certain derivatives as hedges of fair value. Changes in fair value of derivatives that hedge exposure to changes in fair value of an asset, liability or firm commitment, are recognized on a current basis in the statement of profit and loss as are changes in fair value of the hedged item that may be attributed to the hedged risk.

In 2006, a loss in the amount of NIS 1 million (loss of NIS 5 million in 2005, income of NIS 12 million in 2004) was recorded in respect of ineffectiveness related to hedges of fair value in Note 20C under the item of ineffective part of hedge ratios.

K. Provision for doubtful debts

Specific provisions are made in respect of those debts the collection of which is in doubt. The amounts of the provisions are determined based on conservative evaluations, by the managements of the Bank and of the subsidiaries, of losses anticipated on credit granted, including indebtedness in off-balance sheet items. Such evaluation takes into account the information which the Bank and the subsidiaries have as to the financial position of the borrower, his business activities, his loan repayment history and the value of the collateral held by the Bank and its subsidiaries.

The specific provisions for housing loans granted by Leumi Mortgage Bank Ltd. are made principally as percentages of the debts according to the period during which the payments are in arrears. These percentages have been determined by the Supervisor of Banks.

Specific and general provisions by foreign subsidiaries are made taking into consideration the practices in the countries in which they operate and the instructions of the local regulatory authorities.

In addition, a "general provision" and a "supplementary provision" are made by banks in Israel.
The general provision is at the amount that was required as at 31 December 1991, after adjustment for inflation to 31 December 2004.
The supplementary provision is based on the quality of the credit portfolio, measured by specified risk characteristics, as determined by the Supervisor of Banks.

The accumulated amount of the general provision and the supplementary provision in the consolidated balance sheet is 0.37% of the amount of the risk of credit to the public (31 December 2005 – 0.39%, and 31 December 2004 - 0.43%).

The write-off of bad debts is effected only after all legal and other collection procedures have been exhausted and it has become clear beyond any doubt that the balance is not collectible.

See Note 4.C. for additional details regarding provisions for doubtful debts.

Note 1 - Significant Accounting Policies (cont'd)

L. Assets transferred to the Group following the settlement of problematic debts

Assets that were transferred to the Group following the settlement of problematic debts and are included in other assets are stated according to the lower of the asset's market value on the date they were transferred or as at balance sheet date. Decrease in value is charged to "operating and other expenses".

M. Set-off of financial instruments

(1) As of 1 January 2006, the Bank applies Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation" (hereinafter – "Standard 22"). Standard 22 provides the presentation rules for financial instruments in the financial statements and detail the proper disclosure required in respect thereof. In addition, Standard 22 provides the manner of classifying financial instruments as financial liabilities and shareholders' equity, classification of interest, dividends, losses and gains related thereto and the circumstances in which financial assets and financial liabilities are to be offset, and supersedes Opinion No. 53, "The Accounting Treatment of Convertible Liabilities" and Opinion No. 48, "The Accounting Treatment of Options".

Regarding certain matters relating to the treatment of that stated above, there are directives of the Supervisor of Banks.

Initial application of Standard 22 had no impact on the Bank's financial statements.

(2) Assets and liabilities are set-off when there exists a legally enforceable right to set-off as well as the intent to settle on a net basis. Accordingly, deposits repayable upon collection of the credit granted from these deposits, in respect of which the Bank has no credit risk, are set-off against the credit granted from these deposits. The interest margin from these transactions is included under "operating commissions".

N. Contingent liabilities

Adequate provisions are made for claims which, in the opinion of the Bank's management and the managements of its subsidiaries, based on the opinions of legal counsel, will not be dismissed or canceled, notwithstanding the fact that such claims are refuted by the Bank.
Also, legal proceedings exist whose chances cannot be estimated at this stage and therefore no provision was recorded in respect thereof.

In accordance with directives of the Supervisor of Banks, contingent legal claims were treated according to United States Accounting Standard SFAS 5 and the regulations relating thereto. According to the directives, the claims are classified according to the probability of realization of the risk exposure as follows:

1. Probable – probability exceeding 70%.
2. Reasonably possible – probability more than 20% and less than or equal to 70%.
3. Remote – probability less than or equal to 20%.

Appropriate provisions were recorded in the financial statements for claims whose realization is probable.

See Note 18 regarding details of the amount of the additional exposure in respect of contingent claims whose amount exceeds NIS 2 million and whose realization is not remote.

Note 1 - Significant Accounting Policies (cont'd)

O. Employees' rights

Adequate provisions have been included in respect of all liabilities regarding employer/employee relations, in accordance with the law, agreements, accepted practice and Management's expectations. Future liabilities for pensions and jubilee grants are computed by a qualified actuary, according to the accrued benefit valuation method taking into account probabilities based on past experience. The capitalization rate of the provisions is fixed by the Supervisor of Banks and the rate of increase in salary in the future is estimated by on the basis of past experience and changes according to the age of the employee.

Regarding application of updated directives provided by the Supervisor of the Capital Market, Insurance and Savings, with respect to mortality rates – see Note 15(B), below.

The fundings in respect of severance pay are deposited with provident funds.

Pursuant to the Supervisor of Bank's guidance, the financial statements do not reflect the value of the benefit granted to employees who acquired shares pursuant to the sales offer of shares of the Bank in November 2002, September 1998 and in May 1997, because such benefit was granted by the State - the shareholders.

As from 1 January 2006 the Bank has applied Accounting Standard No. 24 – "Share-Based Payment" (hereinafter - "Standard 24") of the Israel Accounting Standards Board.

Standard 24 requires the recognition of share-based payment transactions in the financial statements. Such transactions include transactions with employees or other parties that are to be settled in the Company's equity instruments or in cash, as well as transactions that provide the company or the supplier of the service or goods with a choice of settling in cash or in equity instruments. Concurrently with the recognition of the goods or services received, it is necessary to recognize an increase in shareholders' equity in the financial statements when the share-based payment transaction will be settled in equity instruments and the incurrence of a liability when such transaction is settled in cash.

Standard 24 prescribes the principles for the recognition, measurement and disclosure of the fair value of the goods or services provided in exchange for the equity instrument granted. In particular, measurement principles are prescribed with the respect to transactions with employees and others providing similar services, transactions with parties who are not employees and transactions that are measured by reference to the fair value of the equity instruments granted. In addition, requirements are prescribed for situations in which modifications are made to the conditions on which the equity instrument was granted.

Initial application of Standard 24 did not have an effect on the Bank's Financial Statements.

See Note 15 for further details.

Note 1 - Significant Accounting Policies (cont'd)

P. Taxes on income

Since 2004, the Bank implements Accounting Standard No. 19, "Taxes on Income" (hereinafter – Standard 19). Standard 19 provides rules for recognition, measurement, presentation and disclosure with regard to taxes on income and deferred taxes in the financial statements. Standard 19 provides, *inter alia*, that a deferred tax liability must be recognised in respect of all taxable temporary differences and that a deferred tax asset must be recognised in respect of all temporary differences that can be deducted, losses for tax purposes and tax benefits that have not yet been utilised, if it is anticipated that there will be taxable income against which it will be possible to utilise them, except for a limited number of exceptions. Standard 19 determines that it should be adopted for the first time according to the cumulative effect of the change in the accounting method.

In certain matters relating to the accounting treatment of taxes on income, including with regard to recognising a deferred tax asset in respect of losses to be carried forward and temporary differences, there are additional limitations in the directives of the Supervisor of Banks.

As a result of implementation for the first time of the provisions of Standard 19 in 2004, the statement of income for 2004 includes an expense in respect of the cumulative effect as of the beginning of the year of the change in the accounting method in the amount of NIS 32 million.

The main factors, in respect of which deferred taxes were not created, are as follows:

- Amounts of adjustment to changes in the purchasing power of the shekel, referring mainly to buildings, according to the principles provided by the Israel Accounting Standard Board in the Standard 19, see Note 26(F).
- In accordance with directives of the Supervisor of Banks, no deferred taxes were recorded in respect of the general provision, the supplementary provision and the special provision for doubtful debts.
- Investments in subsidiaries and companies included on the equity basis, of which the intention of the Bank to hold such investments and not to sell them.
- No deferred tax assets are created in respect of temporary differences where the probability of realization of the deferred tax asset is doubtful.

Deferred tax balances are calculated according to the tax rates expected to be in force when the deferred tax liability is utilized, or when the deferred tax asset is realized, on the basis of tax laws, the legislation of which has been completed or essentially completed as at balance sheet date.

See Note 26(C) regarding the lowering of the overall tax rate applicable to a financial institution.

Note 1 - Significant Accounting Policies (cont'd)

Q. Earnings per share

As of 1 January 2006 the Bank has applied Accounting Standard No. 21, "Earnings per Share" (hereinafter - "Standard 21") of the Israel Accounting Standards Board. Standard 21 prescribes the principles for the computation and presentation of earnings (loss) per share in the financial statements and supersedes Opinion No. 55 of the Institute of Certified Public Accountants in Israel on the matter.

According to Standard 21, earnings per share are to be computed based on the number of ordinary shares (and not per NIS 1 par value as was the practice up till the commencement date). basic earnings per share are to include only the weighted average of the number of shares which are outstanding during the period whereas convertible securities (such as convertible debentures and options) are to be included only in the computation of diluted earnings per share, in contrast to the principles applied until the commencement date of the Standard, according to which in cases where a convertible security is likely to be converted, it is included in the computation of basic earnings per share. In addition, convertible securities which have been converted during the period are to be included in diluted earnings per share only up to the date of conversion and are to be included in basic earnings per share from that date. Pursuant to Standard 21, options will be included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares. The amount of dilution is the market price of the shares minus the amount that would have been received as a result of the conversion of all the options into shares. This is in contrast to the method of computation prescribed by Opinion No. 55 of the Institute of Certified Public Accountants in Israel, which also includes adjustment to profits.

According to Standard 21, the provisions of the Standard should be implemented regarding comparative earnings per share data relating to previous periods.

Initial application of Standard 21 did not have an effect on the comparative figures of earnings per share.

R. Statement of cash flows

The cash flows from activities in assets and in liabilities, other than changes in non-monetary assets, in securities not held for trading and in debentures, bonds and subordinated notes.
The item "cash" includes cash and deposits with central and commercial banks for an original period not exceeding three months.

S. Impairment in value of assets

On every balance sheet date the Bank examines the necessity of recording a provision for the impairment in value of non-monetary assets in order to ensure that its assets in the balance sheet are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price and the use value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

Note 1 - Significant Accounting Policies (cont'd)

S. Impairment in value of assets (cont'd)

When the value of an asset in the balance sheet is higher than its recoverable value, the Bank recognizes a loss from the impairment in value in the amount of the difference between the book value of the asset and its recoverable value. The loss thus recognized will be cancelled only in the event of changes occurring in the estimates that were used to determine the recoverable value of the asset since the date on which the most recent loss from the decline in value was recognized.

T. Comparative figures and restatement

Reclassified comparative figures have been indicated in the financial statements. Furthermore, following the circular of the Supervisor of Banks regarding credit card companies, the credit to the public and the other liabilities items were restated so as to include in them open credit card transactions which until the date of issuing the directive were presented as an off-balance sheet financial instrument. The figures were amended in accordance with the transitional guidelines and directives on the matter. The restatement had no effect on the statements of profit and loss.

Set forth below is the effect on the financial statements as 31 December 2005, in millions of shekels:

	As previously presented	Reclassification	In these financial statements
Credit to the public	177,255	* 5,369	* 182,624
Other assets	6,608	(331)	6,277
Other liabilities	10,966	5,038	16,004

* Not including offset of balances of credit card companies operating as clearinghouses, in the amount of NIS 1,744 million

U. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

Note 1 - Significant Accounting Policies (cont'd)

V. Future Application of Accounting Standards and Directives of the Supervisor of Banks:

1. Accounting Standard No. 29 – "Adoption of International Financing Reporting Standards IFRS"

In July 2006 the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards "IFRS" (hereinafter – Standard 29). Standard 29 provides that entities subject to the Securities Law – 1968 that are required to report according to the regulations of this law, are to prepare their financial statements for periods beginning as from 1 January 2008 according to IFRS. The aforementioned does not apply to banking corporations the financial statements of which are prepared in accordance with the directives and guidelines of the Supervisor of Banks.

With respect to the manner Standard 29 is to be adopted by banking corporations, the Supervisor of Banks notified the banks as follows:

a) He intends to provide on a regular basis directives regarding the adoption of Israeli standards published by the Israel Accounting Standards Board that are based on IFRS and are not related to the core of the banking business.

b) In the second half of 2009 he will publish his decision regarding the date of adopting IFRS related to the core of the banking business. He will do this taking into account the results of adopting these standards in Israel on the one hand, and the progress made in the convergence between IFRS and American standards on the other hand.

c) Therefore, with respect to the core of the banking business, the financial statements of a banking corporation that are prepared in accordance with the directives and guidelines of the Supervisor of Banks will continue to be prepared according to the American standards provided in the reporting to the public directives.

2. Accounting Standard No. 27 – "Fixed Assets"

In August 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, "Fixed Assets" (hereinafter - Standard 27). Standard 27 sets rules for recognizing, measuring and subtracting fixed asset items and the disclosure required in respect thereof. Standard 27 determines, inter alia, that at the time of initially recognizing a fixed asset item, the entity must estimate and include as part of the costs of the item, the costs which will be attributed to it relating to a commitment to dismantle and transfer the item and restore the site where it is located. Standard 27 also determines that a group of similar fixed asset items will be measured accordingly to cost less accrued depreciation and less losses incurred from declines in value, or, alternatively, at a revalued amount less accrued depreciation, while an increase in the value of the value of the asset above the initial cost as a result of the revaluation is credited directly to shareholders' equity in the revaluation fund item. Each part of fixed assets, whose cost is significant in relation to the total cost of the item, will be depreciated separately, including the costs of significant periodic inspections. Further, Standard 27 determined that a fixed asset item that was acquired in consideration for another non-monetary item within the framework of a transaction of a commercial nature will be measured according to fair value.

Standard 27 shall apply to the financial statements for periods that commence from 1 January 2007.

As at the date of publishing the financial statements, the Supervisor of Banks directives has not yet published directives regarding the manner Standard 27 should be adopted by banking corporations, if at all.

Note 1 - Significant Accounting Policies (cont'd)

V. Future Application of Accounting Standards and Directives of the Supervisor of Banks: (cont'd)

3. Accounting Standard No. 23 – "The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder"

In December 2006 the Israel Accounting Standards Board published Accounting Standard No. 23, "The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder" (hereinafter – Standard 23). Standard 23 actually replaces the main provisions of the Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder) that were amended in February 2007. Standard 23 provides that assets (other than an intangible asset with no active market) and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders' equity. A debit difference is actually a dividend and accordingly reduces the retained earnings. A credit difference is actually an investment of the shareholder and shall therefore be presented under a separate item of shareholders' equity called "capital reserve from transaction between an entity and its controlling shareholder".

Standard 23 discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity by the controlling shareholder, or conversely, transfer of an asset from the entity to the controlling shareholder; the controlling shareholder assuming upon itself a liability of the entity to a third party, all or part, indemnification of the entity by the controlling shareholder in respect of an expense, and the controlling shareholder waiving the entity's debt to it, all or part; and loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder. Standard 23 also provides the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

Standard 23 shall apply to transactions between an entity and its controlling shareholder that are executed after 1 January 2007 and to a loan that was granted to a controlling shareholder or that was received from it before the date this standard came into effect as from the date of it coming into effect.

As at the date of publishing the financial statements, the Supervisor of Banks has not yet published directives regarding the manner Standard 23 should be adopted by banking corporations, if at all.

Note 1 - Significant Accounting Policies (cont'd)

V. Future Application of Accounting Standards and Directives of the Supervisor of Banks: (cont'd)

4. Accounting Standard No. 16 – "Real Estate for Investment"

In February 2006 the Israel Accounting Standards Board published Accounting Standard No. 16, "Real Estate for Investment" (hereinafter – Standard 16). Standard 16 provides rules for recognition, measurement and disposal of real estate for investment and the proper disclosure in respect thereof. Standard 16 provides, among other things, that real estate for investment is to be measured initially at cost plus transaction costs. In addition, Standard 16 provides that in succeeding periods, the entity is to choose between measurement of all its real estate for investment at cost less accumulated depreciation and less impairment losses, or measurement based on fair value, where updates of such fair value are to be recorded in the statement of income.

Standard 16 applies to financial statements for period beginning on 1 January 2007 and thereafter.

An entity initially electing on 1 January 2007 to use the "fair value model" for measurement of real estate for investment is to record the difference between the fair value of the real estate for investment as at such date and the cost thereof in the books to the opening balance of the retained earnings.

As at the date of publishing the financial statements, the Supervisor of Banks has not yet published directives regarding the manner Standard 16 should be adopted by banking corporations, if at all.

5. Circular of the Supervisor of Banks regarding "Transfers and Service of Financial Assets and Discharge of Liabilities"

In May 2006, the Supervisor of Banks published a circular that provides an amendment to the directives covering reporting to the public regarding "Transfers and Service of Financial Assets and Discharge of Liabilities". The directives provided in this circular adopt the measurement and disclosure principles provided in the American Standard FAS 140, "Accounting Principles for Transfers of and Service of Financial Assets and Discharge of Liabilities", distinguishing between transfers of financial assets to be recorded as a sale and other transfers. In light of that stated above, the principle was adopted pursuant to which a transferred financial asset will be presented in the balance sheet of the party controlling it, whether it is the transferor of the asset or the recipient of the asset. Regarding this matter, the directives include detailed control tests relating to repurchase transactions, loans of securities, securitization, loans, sales and participation in loans.

The amendments to the reporting to the public directives apply to all banks with respect to transactions involving loans of securities, repurchase of securities, securitization of financial assets, other transfers of financial assets, provision of service to financial assets and discharge of liabilities, made after 31 December 2006. Retrospective application of these directives is not permitted.

Note 2 - Cash and Deposits with Banks

Reported Amounts

	31 December 2006	31 December 2005
	NIS millions	
Cash and deposits with central banks	**5,860**	7,106
Deposits with commercial banks	**41,426**	27,889
Deposits with specialized banking entities	**323**	386
Total	**47,609**	35,381
Including: cash and deposits with central and commercial banks for original periods not exceeding three months	**41,442**	31,681

Note 3 - Securities
Reported Amounts

	31 December 2006					31 December 2005				
	Amount in balance sheet	Amortized cost	Unrecognized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value (a)	Amount in balance sheet	Amortized cost	Unrecognized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value (a)
	NIS millions					NIS millions				
1. Debentures held to maturity debentures and bonds -										
Government of Israel	1,805	1,805	48	(1)	1,852	2,916	2,916	73	(2)	2,987
Foreign Governments (b)	598	598	-	(9)	589	599	599	1	(10)	590
Other companies	125	125	-	-	125	120	120	-	-	120
Total debentures held to maturity	2,528	2,528	48	(10)	2,566	3,635	3,635	74	(12)	3,697

	31 December 2006					31 December 2005				
	Amount in balance sheet	Amortized cost (in shares - cost)	Accumulated other comprehensive income		Fair value (a)	Amount in balance sheet	Amortized cost (in shares - cost)	Accumulated other comprehensive income		Fair value (a)
			Profits	Losses				Profits	Losses	
	NIS millions					NIS millions				
2. Securities available for sale debentures and bonds -										
Government of Israel	8,887	8,684	211	(8)	8,887	10,959	10,815	157	(13)	10,959
Foreign Governments (b)	8,076	8,215	23	(162)	8,076	9,158	9,368	5	(215)	9,158
Other companies	15,688	15,729	48	(89)	15,688	15,308	15,328	55	(75)	15,308
	32,651	32,628	282	(259)	32,651	35,425	35,511	217	(303)	35,425
Other companies shares and mutual funds (c)	4,199	3,220	981	(2)	4,199	1,660	1,426	237	(3)	1,660
Total securities available for sale	36,850	35,848	(d) 1,263	(d)(261)	36,850	37,085	36,937	(d) 454	(d) (306)	37,085

See footnotes on next page.

Note 3 - Securities (cont'd)
Reported Amounts

	31 December 2006					31 December 2005				
	Amount in balance sheet	Amortized cost (in shares - cost)	Unrecognized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value (a)	Amount in balance sheet	Amortized cost (in shares - cost)	Unrecognized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value (a)
	NIS millions					NIS millions				
3. Securities held for trading debentures and bonds -										
Government of Israel	4,521	4,465	62	(6)	4,521	4,350	4,321	41	(12)	4,350
Foreign Governments (b)	359	354	5	-	359	627	627	-	-	627
Other companies	2,084	2,056	31	(3)	2,084	1,828	1,797	33	(2)	1,828
	6,964	6,875	98	(9)	6,964	6,805	6,745	74	(14)	6,805
Other companies' shares and mutual Funds	33	34	-	(1)	33	300	293	10	(3)	300
Total securities held for trading	6,997	6,909	(e) 98	(e) (10)	6,997	7,105	7,038	(e) 84	(e) (17)	7,105
Total securities	46,375	45,285	1,409	(281)	46,413	47,825	47,610	612	(335)	47,887

(a) Fair value data are generally based on stock exchange quotations. The value of debentures traded abroad which are not listed on a recognized stock exchange has been determined on the basis of prices quoted by dealers in these debentures. Such quotations do not necessarily reflect the price which will be obtained upon sale of securities in large volumes.

(b) Including securities issued by Government agencies and marketable collateralized mortgage obligations.

(c) Including NIS 742 million with respect to shares which have no readily available fair value, which are presented at cost (31 December 2005 - NIS 519 million). In accordance with directives of the Supervisor of Banks from July 2003, credit to a certain customer in the communications sector was classified in the balance sheet as an investment in shares in the available for sale portfolio instead of in loans to the public.

(d) Regarding securities available for sale, total other income is included in shareholders' equity in the item "adjustments in respect of presentation of securities available for sale according to fair value", except securities intended for hedging for purposes of determining fair value.

(e) Included in statement of profit and loss.

Note: For details of liens – see Note 14, results of investing activities in debentures – see Note 20(c), results of investing activities in shares and in mutual funds – see Note 22.

Note 3 - Securities (cont'd)

(4) Investment in Paz Oil Company Ltd. (hereinafter – Paz)

In January 2001, through the subsidiary Leumi Real Holdings Ltd. ("Leumi Holdings"), the Bank purchased 19% of the effective share capital of Paz for the price of NIS 379 million.

Towards the end of 2006, concurrently with the issuance of shares of Paz on the Tel Aviv Stock Exchange, the Bank invested additional amounts totaling NIS 122 million. After issuance of Paz the Bank holds 15.62% of the effective share capital of Paz. In addition the Bank holds 11,961 par value of options issued by Paz. The investment in Paz is stated in the financial statements under the item of securities available for sale, as shares having a readily available fair value (31 December, 2005 – they were presented on the cost basis as shares that do not have a readily available fair value). At the beginning of 2007, two representatives of the Bank were appointed as directors of Paz.

Note 4 - Credit to the Public

Less provision for doubtful debts (see Note 4.C)

Reported Amounts

A. Composition:

	31 December 2006	31 December 2005
	NIS millions	
Credit	**184,108**	(a) 182,966
Customers' liabilities for acceptances	**588**	576
Total credit (b)	**184,696**	183,542
Supplementary, general and special provisions for doubtful debts (c)	**(896)**	(918)
Total	**183,800**	182,624

(a) Restated – see Note 1(T).
(b) The specific provision for doubtful debts has been deducted from the related credit items.
(c) Provisions in respect of off-balance sheet items are included in "other liabilities".

Credit to the public includes follow-up loans to employees for the purchase of shares of the Bank in the amount of NIS 20 million (31 December 2005 – NIS 13 million) against liens recorded on the shares that were issued in accordance with a prospectus of 23 August 1993, a prospectus of 21 May 1997 and a prospectus of 17 September 1998, and which were repayable in 1997, 2001 and 2002, respectively. The loans are linked to the CPI.

Loans for the purchase of shares based on a tender offer of shares of Bank Leumi by the State to eligible employees pursuant to a plan from May 2006 and in accordance with a prospectus dated 15 November 2002, the balance of which as at 31 December 2006 was NIS 477 million (31 December 2005 – NIS 23 million), were offset against shareholders' equity based on a directive of the Supervisor of Banks.

Note 4 - Credit to the Public (cont'd)
Reported Amounts

B. Credit to the public includes:

(1) Credit to problematic borrowers not included in the agricultural and municipal sectors:

	31 December 2006	31 December 2005
	NIS millions	
a) Non-accrual loans to problematic borrowers		
In unlinked Israeli currency	1,679	1,375
In CPI linked Israeli currency	219	336
In foreign currency (a)	592	695
b) Restructured credit:		
(1) Loans restructured during current year with waiver of income		
In foreign currency (a)	624	6
(2) Loans restructured in prior years with waiver of income		
In unlinked Israeli currency	-	1
In CPI linked Israeli currency	125	146
In foreign currency (a)	3	11
(3) Loans restructured during current year without waiver of income		
In unlinked Israeli currency	120	73
In CPI linked Israeli currency	213	363
In foreign currency (a)	94	385
c) Credit approved for restructuring by Bank Management not yet executed		
Balance as at balance sheet date	134	1,070
d) Credit in temporary arrears		
Balance as at balance sheet date	657	696
Related interest income included in the statement of profit and loss	2	49
e) Credit under special supervision		
Balance as at balance sheet date	13,315	12,051
f) Credit repaid during the current year by foreclosure on assets	582	10

(a) Including linked to foreign currency.

Note 4 - Credit to the Public (cont'd)
Reported Amounts

B. Credit to the public includes (cont'd):

(2) Credit to local authorities

	31 December 2006	31 December 2005
	NIS millions	
Composition of credit to local authorities (a)		
Balance as at balance sheet date	**3,273**	3,546
Credit to local authorities includes:		
(a) **Non-accrual loans to problematic borrowers**		
In unlinked Israeli currency	**9**	14
In CPI linked Israeli currency	**20**	11
(b) **Credit in temporary arrears**		
Balance as at balance sheet date	**1**	2
Related interest income included in the statement of profit and loss	**-**	-
(c) **Credit under special supervision**		
Balance as at balance sheet date	**233**	269
(d) **Credit to local authorities not included in the above problematic borrowers**		
Balance as at balance sheet date	**3,010**	3,250
Related income included in the statement of profit and loss	**196**	270

(a) Including intercity associations and entities controlled by local authorities.

In light of the deterioration in the economic situation of the local authorities, on 17 June 2004 the Budgetary Principles (Amendment No. 31 and Temporary Provision Law) – 5764 - 2004 (the "Amendment to the Law") came into effect. The objective of the Amendment to the Law was to enable local authorities in distress to carry out a recovery program while receiving immunity from creditors for a limited period of time. Since the Amendment to the Law impaired agreements that were signed between the Bank and the Government of Israel in respect of debts and arrangements made in the past with the local authorities, Management of the Bank decided to suspend providing new credit to the local authorities.

Following discussions between the banks, including the Association of Banks, the Ministry of Finance and the Ministry of the Interior an understanding was reached regarding a number of restrictions that were imposed on the debts to the banks in the Amendment to the Law. Following the aforementioned understanding, the Association of Banks withdrew the petition it had filed with the High Court of Justice on the matter.
As a result, the Bank decided at the beginning of 2005 to renew selectively the granting of credit to part of the local authorities. Each request is examined specifically and individually, and the Bank uses utmost caution and examines the exposure in each local authority, taking into consideration the repayment ability of all of its liabilities over the relevant period and other factors.

Note 4 - Credit to the Public (cont'd)

Reported amounts

C. Provision for doubtful debts

	2006				2005				2004			
	Specific provision (a)	Specific provision according to depth of arrears (a)	Supplementary provision (b)	Total	Specific provision (a)	Specific provision according to depth of arrears (a)	Supplementary provision (b)	Total	Specific provision (a)	Specific provision according to depth of arrears (a)	Supplementary provision (b)	Total
	NIS millions				NIS millions				NIS millions			
Balance at beginning of year	7,803	409	1,040	9,252	6,931	344	1,041	8,316	6,344	281	1,047	7,672
Classification of opening balance in subsidiary and acquisition of subsidiary	(113)	116	5	8	-	-	-	-	-	-	-	-
Provisions during the year	1,375	349	32	1,756	2,008	168	35	2,211	1,876	129	18	2,023
Decrease in provisions	(557)	(158)	(53)	(768)	(644)	(70)	(36)	(750)	(414)	(55)	(24)	(493)
Collection of past years' write-offs	(55)	-	-	(55)	(35)	-	-	(35)	(16)	-	-	(16)
Net addition (disposal) charged to statement of profit and loss	763	191	(21)	933	1,329	98	(1)	1,426	1,446	74	(6)	1,514
Write-offs	(1,036)	(c)(41)	-	(1,077)	(457)	(33)	-	(490)	(859)	(11)	-	(870)
Balance at end of year	7,417	675	1,024	9,116	7,803	409	1,040	9,252	6,931	344	1,041	8,316
Including balance of provision not deducted from credit to the public	236	-	128	364	32	-	122	154	34	-	176	210

(a) Not including provision for interest in respect of the period after the debts were determined to be doubtful. With respect to loans in arrears for which a provision was established to the extent of the arrears, no accrual for interest was recorded thereon.

(b) Including a general provision for doubtful debts in the amount of NIS 710 million (31 December 2005 - NIS 761 million; 31 December 2004 – NIS 734 million). Including a special provision of NIS 2 million.

(c) See Section *(D)*, below, *includes classification of a provision from interest to principal in a subsidiary.*

Note 4 - Credit to the Public (cont'd)

Reported amounts

D. Overdue payments on housing loans and provisions for doubtful debts according to period of arrears

	From three months to six months	From six months to fifteen months	From fifteen months to thirty three	More than thirty three months	Balances of rescheduled loans	Total
	NIS millions					
As of December 31, 2006-						
Overdue amount	**19**	**34**	**44**	**427**	**31**	**555**
Of which: interest on overdue amount	**1**	**2**	**4**	**224**	**-**	**231**
Balance of provision for doubtful debts according to period of arrears (a)	**-**	**54**	**107**	**418**	**96**	**675**
Balance of loan less provision	**501**	**362**	**129**	**17**	**322**	**1,331**
As of December 31, 2005 -						
Overdue amount	11	25	31	220	-	287
Of which: interest on overdue amount	-	1	3	109	-	113
Balance of provision for doubtful debts according to period of arrears (a)	-	48	86	275	-	409
Balance of loan less provision	(b) 318	262	163	(b) 221	-	964

(a) Not including provision in respect of interest on overdue amount.
(b) Restated.

As from 1 January 2006 Leumi Mortgage Bank applies the Supervisor of Banks of Israel is circular dealing with all matters relating to the manner of calculating the provision for doubtful debts with regard to housing credit. The circular determines, inter alia, that a bank that elected to calculate the provisions in respect of loans in accordance with the depth of arrears method, even if not required to do so under the directives, is not entitled to reduce the provisions by deciding to make specific provisions. In addition, clarifications were given as to the manner of calculating the depth of arrears, directives as to the manner of calculating the provision in respect of arrangements and rescheduling of loans and also with respect to the manner of calculating the provision in respect of loans in which the principal is repaid in one payment. Furthermore, the circular relates to the settlement of a debt in arrears after the balance sheet date and does not allow a reduction of the provision even if cash is received in respect of the arrears after balance sheet date.

The effect of the circular on the provision for doubtful debts is a non-recurring addition of NIS 64 million, in respect of adjustment of the opening balance for 2006. In addition, the directives state that the definition of a housing loan for purposes of the financial report will also include loans "all-purpose" loans made secured by a lien on a residential unit. The impact of this directive on Bank Leumi is with respect to classification of the doubtful debt provisions.

Note 4 - Credit to the Public (cont'd)

Reported amounts

E. Details on housing loans and the method of calculating the specific provision

	31 December 2006						31 December 2005 (e)					
	Problematic debts						Problematic debts					
				Specific provision						Specific provision		
	Credit	Balance sheet debt balance	Including amount in arrears (b)	According to depth of arrears	Other	Total	Credit	Balance sheet debt balance	Including amount in arrears (b)	According to depth of arrears	Other	Total
	NIS millions						NIS millions					
Housing loans that require calculating the provision according to depth of arrears	26,241	1,027	314	472	-	472	25,362	845	229	409	-	409
"Large loans" (a)	2,372	164	207	155	-	155	1,636	119	58	-	76	76
Other loans (c)	4,135	140	34	48	-	48	-	-	-	-	-	-
Total	32,748	1,331	555	(d) 675	-	675	26,998	964	287	(d) 409	76	485

(a) Housing loans the balance of each is higher than NIS 782 thousand (31 December 2005 – NIS 786 thousand), including loans for purchase and loans for any purpose that are secured by a mortgage.
(b) Including interest on the amount in arrears.
(c) Loans for any purpose secured by a mortgage, the balance of each is lower than NIS 782 thousand.
(d) Including balance of specific provision in excess of amount required according to depth of arrears in the amount of NIS 132 million (31 December 2005 – NIS 59 million).
(e) Restated.

Note 4 - Credit to the Public (cont'd)

Reported amounts

F. Classification of credit to the public (a) and of off-balance sheet credit risk (b) according to size of debt per borrower

Credit per borrower NIS thousands From	To	31 December 2006 Number of borrowers (c)	Credit(a) NIS millions	Off balance - sheet credit risk (b) NIS millions
0	10	751,750	1,228	3,013
10	20	179,193	991	1,515
20	40	213,735	4,085	1,932
40	80	195,887	5,663	5,290
80	150	114,474	7,166	4,844
150	300	81,680	13,933	3,252
300	600	45,024	16,258	2,277
600	1,200	12,795	8,705	1,873
1,200	2,000	3,844	4,723	1,109
2,000	4,000	3,254	7,155	1,758
4,000	8,000	2,246	9,490	2,978
8,000	20,000	1,861	17,046	5,858
20,000	40,000	867	16,303	7,337
40,000	200,000	699	35,506	20,216
200,000	400,000	86	15,542	7,432
400,000	800,000	34	14,061	4,793
800,000	1,200,000	7	6,139	451
1,200,000	1,600,000	3	955	3,114
1,600,000	2,000,000	1	1,352	362
2,000,000	2,298,000	1	12	2,286
		1,607,441	186,313	81,690

Commencing with the NIS 8,000 thousand credit level, the classification is set forth in accordance with the specific consolidation method; with respect to the other levels of borrowers, credit has been classified according to the category consolidation loans method.

(a) Net of specific provisions for doubtful debts and with the addition of the fair value of derivative instruments. Open credit card transactions were allocated to the credit level using the category consolidation method.
(b) Credit risk in respect of off-balance sheet financial instruments as calculated for purposes of per borrower debt limitations.
(c) Number of borrowers according to total credit and credit risk.

Note 4 - Credit to the Public (cont'd)

Reported amounts

F. Classification of credit to the public (a) and of off-balance sheet credit risk (b) according to size of debt per borrower (cont'd)

Credit per borrower NIS thousands From	To	31 December 2006 Number of borrowers (c)	Credit(a)	Off balance - sheet credit risk (b)
			NIS millions	
0	10	647,937	888	1,807
10	20	178,569	934	1,530
20	40	205,418	3,837	1,948
40	80	184,518	5,240	5,100
80	150	106,362	6,925	4,589
150	300	75,987	13,391	2,890
300	600	42,856	15,772	1,924
600	1,200	11,566	8,031	1,523
1,200	2,000	3,574	4,505	928
2,000	4,000	3,042	6,785	1,618
4,000	8,000	2,149	9,344	2,576
8,000	20,000	1,715	16,231	4,997
20,000	40,000	817	16,256	6,160
40,000	200,000	642	35,032	17,749
200,000	400,000	81	14,864	7,035
400,000	800,000	41	16,736	5,054
800,000	1,200,000	7	5,011	1,252
1,200,000	1,600,000	1	903	366
1,600,000	2,000,000	2	1,736	1,975
2,000,000	2,400,000	-	-	-
2,400,000	2,800,006	-	-	-
2,800,000	3,200,000	2	3,076	2,788
		1,465,286	185,496	73,809

Commencing with the NIS 8,000 thousand credit level, the classification is set forth in accordance with the specific consolidation method; with respect to the other levels of borrowers, credit has been classified according to the category consolidation.

(a) Net of specific provisions for doubtful debts and with the addition of the fair value of derivative instruments.
(b) Credit risk in respect of off-balance sheet financial instruments as calculated for purposes of per borrower debt limitations.
(c) Number of borrowers according to total credit and credit risk.
(d) Restated – see Note 1(T). Open credit card transactions were allocated to the credit brackets using the category consolidation method.

Note 5 - Credit to Governments

Reported amounts

	31 December 2006	31 December 2005
	NIS millions	
Credit in connection with arrangements for complementing interest in respect of Housing Ministry benefits	-	43
Less: complementary interest advanced by the Government	-	(43)
Other credit (a)	1,020	848
Total credit to Governments	1,020	848
(a) Including credit to foreign Governments	571	806

Note 6 - Investments in Companies Included on Equity Basis

Reported amounts

A. Composition:

	31 December 2006	31 December 2005	31 December 2005
	Companies included on equity basis available for sale	Companies included on equity basis	Companies included on equity basis
	NIS millions		
Total investments in shares stated on equity basis (including other assets)	1,242	895	1,160
	9	-	9
Including shareholders' loans	1,251	895	1,169
Including - post-acquisition profits	518	724	425
Post-acquisition changes in shareholders' equity:			
Translation differences	(22)	11	28
Details regarding other assets:			
Amortization period	20 years		20 years
Original amount, net	105		105
Unamortized balance	67		72

Note 6 - Investments in Companies Included on Equity Basis (cont'd)

Reported amounts

A. Composition (cont'd):

	31 December 2006		31 December 2005	
	Book value	Market value	Book value	Market value
	NIS millions			
Details on book value and market value of quoted securities:				
The Israel Corporation Ltd.	1,101	2,915	1,066	2,363
Migdal Insurance and Financial Holdings Ltd.	-	-	534	1,355
Africa Israel Investments Ltd.	-	-	315	1,197
Total	1,101	2,915	1,915	4,915

B. Group's equity in profit of companies included on equity basis

	2006	2005	2004
	NIS millions		
Group's equity in operating profit of companies included on equity basis	187	563	458
Provision for deferred taxes	(16)	(185)	(48)
Group's equity in after-tax operating profits of companies included on equity basis	171	378	410

C. Details regarding sale of investee companies

1. Sale of two real holding companies (companies Included on Equity Basis)

The Bank of Israel advised the Bank that it is required to sell its holdings in two conglomerates (Africa Israel and/or Migdal Insurance Holdings and/or the Israel Corporation) as soon as possible and no later than 30 September 2006. Should one of the two corporations being sold be Migdal Insurance Holdings, the Bank will be entitled to sell its holdings in Migdal Insurance Holdings in stages by 31 March 2008 as follows: by 31 March 2007 the holdings of the Bank in Migdal Insurance Holdings will not exceed 10%, and by 31 March 2008, the Bank will be required to sell the balance of its holdings in Migdal Insurance Holdings (if until such time the Banking Law is not amended so that insurance companies are explicitly exempted from the provisions of Section 24 of the Banking Law).

On 18 January 2006, the Bank notified the Bank of Israel of its intention to sell its holdings in Africa Israel and in Migdal Insurance Holdings.

Note 6 - Investments in Companies Included on Equity Basis (cont'd)

C. **Details regarding sale of investee companies (cont'd):**

On 1 February 2006 the Bank's Board of Directors approved entering into a transaction for the sale of the Bank's entire holdings in Africa Israel to Mr. Lev Leviev (the controlling shareholder of Africa Israel) or to a company controlled by him, at a price of NIS 150 per share, reflecting a company value of NIS 7,075 million. The sale agreement was signed on 13 February 2006. The transaction was completed on 27 March 2006. The total consideration to the Bank for the transactions was some NIS 1,131 million. The net gain from the transaction was some NIS 480 million.

On 5 March 2006 an agreement was signed between the Bank and Leumi Real Holdings Ltd., a wholly owned subsidiary of the Bank ("Leumi Holdings") and between Participatie Maatschappij Graafschap Holland N.V. ("the Purchaser"), a wholly owned subsidiary of Assicurazioni Generali S.p.A., for the sale of shares in Migdal Insurance Holdings owned by the Bank and Leumi Holdings, constituting 10% of the issued and fully paid share capital of the company, for a total consideration of some US$ 142 million.

After receipt of the approval of the Supervisor of Insurance, the transaction was completed on 15 March 2006. The net capital gain from the transaction amounted to some NIS 237 million.

Following the completion of the transaction, 9.98% of the issued and fully paid share capital of Migdal Insurance Holdings remains in the hands of the Bank and the investment is presented in the securities item.

2. As a result of the legislative reform in the capital market the Bank implemented the following measures:

On 10 September 2006, the Bank, Psagot-Ofek Investments House Ltd. and its subsidiaries sold their activities, including their assets and liabilities, this being further to the agreement dated 23 June 2006. The consideration received amounted to NIS 1,284 million and the net gain amounted to NIS 681 million.

On 1 November 2006, the Bank and Leumi Pia Mutual Fund Management Company Ltd. sold their holdings activities, including their assets and liabilities, this being further to the agreement dated 15 September 2006. The consideration received amounted to NIS 565 million and the net gain amounted to NIS 335 million.

On 27 December 2006, the Bank and Leumi Gemel sold the goodwill, activity, assets and liabilities in connection with the Otzma, Tauz, Rimon and Central Severance Pay Fund provident funds, which are managed by Leumi Gemel Ltd. The consideration received amounted to NIS 575 million and the net gain amounted to NIS 345 million.

Note 6 - Investments in Companies Included on Equity Basis (cont'd)

C. Details regarding sale of investee companies (cont'd):

2. (cont'd)

On 31 January 2007, the Bank and Leumi Gemel sold the goodwill, activity, assets and liabilities in connection with the Ya'ad, Rakiya, Siyon, Zur, Sagi, Keshet, Sagnon (Maslulit), Central Severance Pay Fund, Illness Fund and Nidbachim provident funds, which are managed by Leumi Gemel Ltd. The consideration received amounted to NIS 418 million and the net gain amounted to NIS 257 million, which will be recorded in the statement of income in the first quarter of 2007.

On 26 May 2006, an agreement was signed between the Bank, Discount Bank of Israel Ltd., Kahal and Kahal Management, on the one side, and Migdal Capital Markets (1965) Ltd., on behalf of a company it controls and Migdal Insurance Holdings, on behalf of a company it controls ("the Purchaser"), for sale of goodwill, management rights, additional rights and means of control of the banks in Kahal, and sale of goodwill, activities, assets and liabilities in connection with advanced education funds managed by Kahal Management. The consideration in the above-mentioned transaction was NIS 260 million, which is to be adjusted to the scope of the assets of the advanced education funds being sold as at the closing date. The Bank's share in the amount of the consideration is NIS 149.5 million. The net income anticipated amounts to about NIS 93 million, and the above sale is expected to be completed in the second half of 2007.

It was agreed that the Bank will enter into an agreement with Kahal and with the Purchaser for provision of operational services by the Bank to the funds being sold, as well as a distribution agreement, pursuant to which the Bank will distribute the funds. The distribution agreement in connection with the provident funds managed by and to be managed by the Migdal Group, was signed in October 2006.

Closing of the transaction is contingent on the fulfillment of certain conditions and receipt of regulatory approvals.

3. Details regarding purchase of investee companies

On 23 October 2005 the Bank and Kolal B.V. ("Kolal"), the controlling shareholder of Eurom Bank S.A., signed an agreement by which the Bank would acquire control over Eurom Bank S.A. from Kolal.

On 4 August 2006 the transaction between the Bank and Kolal was completed, pursuant to which the Bank acquired over 99% of the issued and paid up share capital of Eurom Bank S.A. from Kolal, for a consideration of some US$ 46 million. An advance and amounts paid to cover loans and expenses in the amount of US$ 12 million were offset from this sum.

In September 2006 the Bank increased the shareholders' equity of Bank Leumi Romania by some US$ 19 million.

Note 6 - Investments in Companies Included on Equity Basis (cont'd)

C. Details regarding sale of investee companies (cont'd):

As of the third quarter of 2006 the financial statements of Bank Leumi Romania are consolidated with the financial statements of the Leumi Group. In the third and fourth quarters of the year the loss of Bank Leumi Romania amounted to some NIS 14.1 million. Including the effect of exchange rate differentials in respect of the investment and the writing-off of goodwill, the loss totaled NIS 19.8 million.

Principal data regarding Bank Leumi Romania as at the acquisition date:

Total assets – US$ 184.8 million
The excess of the acquisition cost over the Bank's portion of the shareholders' equity – NIS 115 million.
Total credit to the public – US$ 73.3 million
Total deposits of the public – US$ 142.8 million
Shareholders' equity – US$ 35.4 million
The loss of Bank Leumi Rumania for 2006 – US$ 6.7 million
The loss of Bank Leumi Rumania for 2005 – US$ 6.5 million

Note 6 - Investments in Companies Included on Equity Basis (cont'd)

Reported amounts

D. Details concerning principal subsidiaries and companies included on equity basis

(1) Subsidiaries (a)

Name of company	Principal area of activity	Percentage granting a right to profits		Percentage of voting rights		Investment in shares – net asset value	
		31 December		31 December		31 December	
		2006	2005	2006	2005	2006	2005
		%	%	%	%	NIS millions	
In Israel							
Arab-Israel Bank Ltd.	General banking services	**99.7**	99.7	**99.7**	99.7	**323**	321
Leumi Mortgage Bank Ltd.	Provision of housing loans	**100.0**	100.0	**100.0**	100.0	**1,790**	1,742
Leumi Agricultural Development Ltd.		**100.0**	100.0	**100.0**	100.0	**61**	59
Leumi Industrial Development Ltd.		**99.6**	99.6	**99.8**	99.8	**103**	104
Leumi and Co. Investment House Ltd. (c)	Business and financial services	**100.0**	100.0	**100.0**	100.0	**212**	178
Leumi Leasing and Investments Ltd. (d)	Equipment leasing and granting loans	**99.5**	99.5	**99.7**	99.6	**765**	697
Leumi Finance Company Ltd.	Raising capital by bond issues	**100.0**	100.0	**100.0**	100.0	**157**	161
Leumi Card Ltd.	Provision of credit card services	**100.0**	100.0	**100.0**	100.0	**86**	(k) 4
Leumi Securities and Investments Ltd. (e)	Investment portfolio management	**100.0**	100.0	**100.0**	100.0	**822**	101
Leumi Fund Ltd.	Provident Funds Management and operations services to the funds	**100.0**	100.0	**100.0**	100.0	**385**	3
Leumi Real Holdings Ltd. (f)	Real holdings	**100.0**	100.0	**100.0**	100.0	**535**	289
Leumi Financial Holdings Ltd.	Financial holdings	**100.0**	100.0	**100.0**	100.0	**497**	134

See footnotes on page 292.

Note 6 - Investments in Companies Included On Equity Basis (cont'd)

Reported amounts

D. Details concerning principal subsidiaries and companies included on equity basis (cont'd)

(1) Subsidiaries (a) (cont'd)

Name of company	Other equity investments		Contribution to net operating profit		Contribution to net profit from extraordinary transactions		Dividend received		Other items in shareholders' equity (b)		Guarantees on behalf of the Guarantees on behalf of the subsidiary in favor of parties outside the Group	
	31 December		For year ended 31 December						31 December		31 December	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	NIS millions		NIS millions		NIS millions		NIS millions		NIS millions		NIS millions	
In Israel												
Arab-Israel Bank Ltd.	-	-	61	73	-	1	60	60	1	(2)	-	-
Leumi Mortgage Bank Ltd.	81	142	50	126	-	-	-	54	(2)	-	5	5
Leumi Agricultural Development Ltd.	-	-	1	2	3	-	3	3	-	-	-	-
Leumi Industrial Development Ltd.	-	-	2	4	-	-	3	3	-	-	-	-
Leumi and Co. Investment House Ltd. (c)	511	142	5	25	-	-	-	-	29	6	20	21
Leumi Leasing and Investments Ltd. (d)	-	-	24	31	-	-	-	-	44	-	-	-
Leumi Finance Company Ltd.	-	-	7	8	-	-	9	7	(2)	8	-	-
Leumi Card Ltd.	269	(k) 266	82	63	-	-	-	-	-	-	4	3
Leumi Securities and Investments Ltd. (e)	31	31	41	24	681	-	-	-	-	-	-	475
Leumi Fund Ltd.	-	-	38	-	345	-	-	-	-	-	-	-
Leumi Real Holding Ltd. (f)	130	142	19	31	126	-	-	-	-	-	-	-
Leumi Financial Holdings Ltd.	-	-	31	5	335	-	-	-	101	-	-	10

See footnotes on page 292.

Note 6 - Investments in Companies Included On Equity Basis (cont'd)

Reported amounts

D. Details concerning principal subsidiaries and companies included on equity basis (cont'd)

(1) Subsidiaries (a) (cont'd)

Name of company	Principal area of activity	Percentage granting a right to profits		Percentage of voting rights		Investment in shares – net asset value	
		31 December		31 December		31 December	
		2006	2005	**2006**	2005	**2006**	2005
		%	%	**%**	%	NIS millions	
Abroad							
Bank Leumi le-Israel Corporation	Holding company - registered in the U.S.	**100.0**	100.0	**100.0**	100.0	**595**	628
Bank Leumi USA (g)	General banking services - registered in the U.S.	**99.9**	99.9	**99.9**	99.9	**1,716**	1,706
Bank Leumi (UK) PLC	General banking services - registered in Great Britain	**99.7**	99.7	**99.7**	99.7	**756**	925
Bank Leumi le-Israel (Switzerland) (h)	General banking services - registered in Switzerland	**81.9**	74.9	**93.1**	90.4	**(h) 669**	(h) 595
Leumi RH Ltd.	Insurance	**100.0**	100.0	**100.0**	100.0	**97**	98
Bank Leumi (Luxembourg) SA	General banking services - registered in Luxembourg	**100.0**	100.0	**100.0**	100.0	**121**	109
Bank Leumi Rumania (i)	General banking services - registered in Rumania	**99.7**	-	**99.7**	-	**(i) 265**	-
Leumi Finance Corporation (j)		**99.9**	99.9	**99.9**	99.9	**5,147**	5,240
Leumi USA Investment Corporation (i)		**99.9**	99.9	**99.9**	99.9	**3,654**	3,982

See footnotes on page 292.

Note 6 - Investments in Companies Included On Equity Basis (cont'd)

Reported amounts

D. Details concerning principal subsidiaries and companies included on equity basis (cont'd)

(1) Subsidiaries (a) (cont'd)

Name of company	Other equity investments		Contribution to net operating profit		Contribution to net profit from extraordinary transactins		Dividend received		Other items in shareholders' equity (b)		Guarantees on behalf of the subsidiary in favor of parties outside the Group	
	31 December		For year ended 31 December						31 December		31 December	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	NIS millions		NIS millions		NIS millions		NIS millions		NIS millions		NIS millions	
Abroad												
Bank Leumi le-Israel Corporation	-	-	(33)	46	-	-	-	-	-	(1)	-	-
Bank Leumi USA (g)	-	-	(58)	203	-	-	-	-	68	(92)	63	-
Bank Leumi (UK) PLC	294	38	138	60	-	-	280	34	1	-	-	-
Bank Leumi le-Israel (Switzerland) (h)	-	-	(1)	(62)	-	-	-	21	(7)	(2)	4	5
Leumi RH Ltd.	-	-	21	49	-	-	22	-	-	-	-	-
Bank Leumi (Luxembourg) SA	29	31	13	2	-	-	-	-	-	(1)	-	-
Bank Leumi Rumania (i)	-	-	(20)	-	-	-	-	-	-	-	-	-
Leumi Finance Corporation (j)	-	-	(255)	479	-	-	-	-	-	-	-	-
Leumi USA Investment Corporation (j)	-	-	(158)	465	-	-	-	-	-	-	-	-

See footnotes on next page.

Note 6 - Investments in Companies Included On Equity Basis (cont'd)

D. Details concerning principal subsidiaries and companies included on equity basis (cont'd)

(1) Subsidiaries (a) (cont'd)

Footnotes:

(a) Data regarding subsidiaries reflecting the Bank's investment therein less investments of each company in other companies in the Bank Group, and the Bank's equity in their results less each company's share in other companies in the Bank Group of the above said investments.

(b) Including adjustments from presentation of securities available for sale of subsidiaries according to fair value.

(c) The Bank's share in the capital reserve in respect of the benefit inherent in controlling shareholders' loans is NIS 41 million.

(d) The Bank's share in the capital reserve in respect of the benefit inherent in controlling shareholders' loans is NIS 82 million.

(e) Formerly Psagot Ofek Investments House Ltd. – regarding sale of the activities of this company in 2006 – see Section C(2), above.

(f) The Bank's share in the capital reserve in respect of the benefit inherent in controlling shareholders' loans is NIS 47 million.

(g) Investment in the company by Bank Leumi le'Israel Corporation.

(h) In 2006, the Bank acquired approximately 7.0% of the share capital of Bank Leumi le-Israel (Switzerland) (2005 – 4.5%). The investment includes a balance of goodwill, in the amount of NIS 40 million in 2006 (2005 – NIS 16 million).

(i) In 2006, the Bank acquired 99.7% of the share capital of Bank Leumi Rumania. The investment includes a balance of goodwill, in the amount of NIS 109 million.

(j) Property companies established by Bank Leumi U.S.A. and that are consolidated in the their financial statements. The companies have shareholders' equity against credit transferred from Bank Leumi U.S.A. As a result of adjustment of the financial statement and translation thereof into shekels, income (losses) on the capital were created, which are offset from Bank Leumi U.S.A.

(k) Restated.

Note 6 - Investments in Companies Included On Equity Basis (cont'd)

Reported amounts

D. Details concerning principal subsidiaries and companies included on equity basis (cont'd)

(2) Companies included on equity basis (a)

Name of company	Principal area of activity	Percentage granting a right to profits		Percentage of voting rights		Investment in shares – net asset value	
		31 December		31 December		31 December	
		2006	2005	**2006**	2005	**2006**	2005
		%	%	%	%	NIS millions	
The Israel Corporation Ltd.	Holding company	**18.1**	18.3	**18.1**	18.3	**(b) 1,101**	(b) 1,066
Migdal Insurance and Financial Holdings Ltd. (c)	Holding company	-	19.9	-	19.9	-	534
Africa Israel Investments Ltd. (d)	Promotion, construction, property, rental, tourism and vacation	-	15.7	-	15.7	-	315
Af-Sar Ltd.	Property rental	-	20.0	-	20.0	-	46

See footnotes on next page.

Note 6 - Investments in Companies Included On Equity Basis (cont'd)

Reported amounts

D. Details concerning principal subsidiaries and companies included on equity basis (cont'd)

(2) Companies included on equity basis (a) (cont'd)

Name of company	Contribution to net operating profit		Dividend received		Other items in shareholders' equity		Guarantees on behalf of the investee in favor of parties outside the Group	
	For the year ended 31 December						31 December	
	2006	2005	2006	2005	2006	2005	2006	2005
	NIS millions							
The Israel Corporation Ltd.	129	293	54	55	(50)	13	-	(e) 27
Migdal Insurance and Financial Holdings Ltd. (c)	23	26	-	139	-	-	-	(e) 9
Africa Israel Investments Ltd. (d)	12	53	-	33	(12)	11	3	(e) 298
Af-Sar Ltd. (e)	-	3	-	-	-	-	-	-

(a) The data regarding companies included on equity basis are on a consolidated basis.
(b) Includes balance of other assets in the amount of NIS 66 million (31 December 2005 - NIS 71 million).
(c) Regarding the sale of the holding in Migdal Insurance and Financial Holdings Ltd., see C(1) above.
(d) Regarding the sale of the holding in Africa Israel Investments Ltd. see C(1) above.
(e) Restated.

Note 7 - Buildings and Equipment

Reported Amounts

A. Composition:

	Cost				Depreciation				Net book value	
	As at 1 January 2006	Change during the year: Additions	Change during the year: Disposals	As at 31 December 2006	As at 1 January 2006	Current provision	Deductions in respect of disposals	As at 31 December 2006	As at 1 January 2006	As at 31 December 2006
	NIS millions				NIS millions				NIS millions	
Buildings and real estate (b)	3,003	(a) 145	(80)	3,068	1,516	63	(59)	1,520	1,487	1,548
Equipment, furniture and motor vehicles	5,444	(a) 573	(117)	5,900	4,088	392	(88)	4,392	1,356	1,508
Total	8,447	718	(197)	8,968	5,604	455	(147)	5,912	2,843	3,056

(a) Includes an initially-consolidated subsidiary, in the amount of NIS 87 million.
(b) Including leasehold installations and improvements.

Note 7 - Buildings and Equipment (cont'd)
Reported Amounts

B. Average depreciation rates:

	31 December 2006	31 December 2005
Buildings and real estate	**2.99%**	3.05%
Equipment, furniture and motor vehicles	**17.56%**	17.70%

C. The Group has rental or lease rights on real estate and equipment for a period of from 4 to 46 years from the balance sheet date in an amount (net of depreciation) of NIS 132 million (31 December 2005 - NIS 147 million).

D. Buildings and real estate not used by the Group, mainly rental buildings, amount to NIS 18 million in the balance sheet (31 December 2005 - NIS 20 million).

E. The item "buildings" includes improvements and leasehold rights, including payments on account. Part of the buildings are on leased land. Assets in the amount of NIS 220 million (31 December 2005 - NIS 217 million) in the balance sheet have not yet been registered at the Land Registry Office in the name of the Bank. The principal reasons for the non-registration are the absence of a land registry arrangement in the area (parcellation), and non-registration of the project as a cooperative building by the contractor/developer.

F. Buildings earmarked for sale, in the amount of NIS 22 million (31 December 2005 - NIS 24 million). Presented net of a provision for anticipated losses.

G. The balance of equipment includes capitalized costs relating to the development of computer software in the amount of NIS 86 million (31 December 2005 - NIS 83 million).

Note 8 - Other Assets
Reported Amounts

	31 December 2006	31 December 2005
	NIS millions	
Deferred tax asset, net (see Note 26H)	**1,194**	1,043
Excess of deposits for severance pay over provision – see Note 15(f)	**267**	190
Assets transferred to ownership of the Group as a result of settlement of problematic credit	**35**	24
Investment in insurance policies in foreign branch	**390**	316
Goodwill	**154**	23
Excess of advance tax payments over current provisions	**20**	32
Issue expenses of debentures, bonds and subordinated notes	**42**	60
Debit balances in respect of derivative instruments (except embedded derivatives)	**3,496**	3,787
Accrued income	**134**	107
Prepaid expenses	**129**	152
Receivables in respect of "artificial" shares	**-**	341
Ma'of Clearing House	**131**	-
Other receivables and prepayments	**238**	202
Total other assets	**6,230**	(a) 6,277

(a) Restated - see Note 1(T).

Note 9 - Deposits of the Public
Reported Amounts

	31 December 2006	31 December 2005
	NIS millions	
Demand deposits	**29,611**	29,584
Time and other deposits	**192,475**	179,256
Deposits in savings plans (before the reform)	**9,737**	12,988
Total deposits of the public	**231,823**	221,828

Note 10 - Deposits from Banks

Reported Amounts

	31 December 2006	31 December 2005
	NIS millions	
Commercial banks:		
Demand deposits	799	382
Time deposits	3,486	3,190
Acceptances	588	576
Central banks:		
Demand deposits	74	-
Specialized banking entities:		
Demand deposits	294	168
Time deposits	-	31
Total deposits from banks	5,241	4,347

Note 11 - Debentures, Bonds and Subordinated Notes

Reported Amounts

	Average maturity (a)	Internal yield rate (a)	31 December 2006	31 December 2005
	Years	%	NIS millions	
Debentures and Bonds (b)				
In Israeli currency linked to the CPI (d)	3.89	4.51	2,158	2,153
In unlinked Israeli currency (e)	1.83	5.14	680	648
In U.S. dollars	-	-	-	469
In Israeli currency:				
- linked to the U.S. dollar	-	-	-	851
- linked to the Euro	-	-	-	165
Subordinated notes (b)				
Unlinked Israeli currency	3.89	6.92	119	119
In Israeli currency:				
- linked to the CPI	4.50	5.22	9,703	9,567
- linked to the U.S. dollar	(c) 3.25	6.35	551	609
In U.S. dollars	(c) 4.56	6.12	2,411	2,672
Total debentures, bonds and subordinated notes			15,622	17,253

Debentures issued by Israeli subsidiaries are secured by liens registered on their assets - see Note 14.

(a) The average maturity is the average of the payment periods, weighted according to the payment flow discounted at the internal yield rate. The internal yield rate is the rate of interest discounting the value of the anticipated future flow of payments to the amount included in the balance sheet.

(b) The unamortized balance of the discount less the premium on debentures and on subordinated notes has been deducted from the amount of the debentures.

(c) The average life as of the change in interest in subordinated notes linked to the U.S. dollar is 0.76 years and subordinated notes in U.S. dollars is 0.48 years.

(d) Of which, subordinated notes (non-marketable) in the amount of NIS 430 million (31 December 2005 - NIS 431 million) that, in certain circumstances, may be converted to shares. See Note 13.a.

(e) Includes value of an inherent foreign currency linked option in the amount of NIS 0.1 million. (31 December 2005 - NIS 5 million).

Note 12 - Other Liabilities

Reported Amounts

	31 December 2006	31 December 2005
	NIS millions	
Deferred tax liability, net (see Note 26H)	**104**	52
Excess of current provisions for taxes over advance payments	**1,269**	225
Excess of provisions for severance pay and pensions over amounts funded (see Note 15F)	**2,708**	2,324
Provisions for unutilized vacations and long service bonus	**671**	623
Deferred income	**428**	377
Credit balances in respect of derivative instruments (except embedded derivatives)	**2,792**	3,438
Provision for doubtful debts in respect of off-balance sheet items	**364**	154
Accrued expenses in respect of salaries and related expenses	**596**	504
Proposed dividend	**2,500**	1,103
Payables in respect of credit cards	**4,119**	(a) 5,238
Accrued expenses	**378**	338
Basket shares	**-**	810
Other payables and credit balances	**937**	818
Total other liabilities	**16,866**	16,004

(a) Restated – see Note 1(T).

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks

A. Share capital

	31 December 2006		31 December 2005	
	Authorized	**Issued and paid**	Authorized	Issued and paid
	NIS	**NIS**	NIS	NIS
Ordinary shares of NIS 1.0 each	1,715,000,000	1,414,232,680	1,715,000,000	1,414,232,680

All issued shares are registered in the names of the shareholders.
The issued shares have been converted into ordinary stock and are transferable in units of NIS 1.0.
The ordinary stock is listed on the Tel-Aviv Stock Exchange.

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks (Cont.)

In 2002, NIS 400 million par value deferred deposits/capital notes (non-marketable), repayable on 30 June 2101, were issued. The deferred deposits/capital notes were recognized by the Bank of Israel as upper tier II capital of the Bank. In certain circumstances, as defined by the Supervisor of Banks, the capital notes may be converted to 138,064,557 ordinary shares of the Bank.

On 2 February 2006, the General Meeting of the Bank approved an option plan for employees of the Bank, Leumi Mortgage Bank Ltd., Arab-Israel Bank Ltd. and the Bank Leumi le-Israel Restaurant Association R.S., as provided in the plan published on 24 January 2006.

In accordance with the option plan, 84,853,960 options were issued on 14 February 2006 to the above mentioned employees. The options are exercisable into 84,853,960 ordinary shares of NIS 1.0 of the Bank (about 6% of the issued share capital of the Bank as of the date of the allotment). The balance of the options exercisable as at 31 December 2006, is 84,387,827.

The options are exercisable in two equal portions: the first at the end of two years from the date of the allotment of the options, and the second as from the end of the second year from the date of the allotment and up to the end of the third year from the date of the allotment of the options.

On 14 June 2006, Bank employees purchased 2.8478% of the capital of the Bank (40,274,560 ordinary shares, of which, 75,532 were purchased by the Chief Executive Officer), in accordance with an outline published on 9 May 2006 (and amended on 10 and 25 May 2006). On 3 July 2006, the General Meeting approved the purchase of 59,131 ordinary shares by the Chairman of the Board of Directors of the Bank, and the purchase was carried out on 5 July 2006.

The purchase of the shares was carried out in accordance with an agreement from March 2006 with the Accountant-General regarding an offer of the Bank's ordinary shares to the employees of the Bank by the State, in accordance with the agreements in respect of the privatization of the Bank and decisions of the Finance Committee of the Knesset. According to the above agreement, the shares would be offered to the employees in two stages, the first of which, an offer of 2.873% of the share capital, has been carried out, as mentioned above. The second stage, in which a further 1% of the Bank's share capital will be offered to the employees, will be carried out after completion of the privatization process.

For additional information see Note 15D and E below.

B. Dividend policy for the years 2006-2007

On 29 March, 2006 the Board of Directors of the Bank determined the following dividend policy:

The Board of Directors intends to recommend to the General Meeting distribution of an annual dividend for the years 2006 and 2007 in an amount constituting at least 50% of the Bank's annual net income available for distribution, in the event that no negative change is evident in the Bank's earnings and/or in its business situation and/or in the situation in the economy in general and/or in the legal or fiscal environment.

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks (Cont.)

All dividend distributions will be implemented in accordance with the provisions of the Companies Law - 1999, stating, *inter alia,* that the Bank is entitled to make a distribution from its profits as long as it is not reasonably expected that such distribution will prevent the Bank from being able to fulfill its existing and expected liabilities, as of the date of their maturity. Also, the Bank is required to fulfill limitations and restrictions fixed by the Supervisor of Banks, e.g. capital adequacy ratio of not less than 9%, fulfillment of the provisions of Section 23A of the Banking Law (Licensing), 1981, restricting the rate of capital that a banking institution may invest in real entities, and fulfillment of limitations and restrictions fixed by the Supervisor of Banks regarding granting of credit as a percentage of capital and regarding distribution of dividends, e.g. a dividend will not be distributed in the event that the non-monetary assets exceed the capital or in the event that such distribution will result in this situation; a dividend will not be distributed from capital reserves or from payable differences derived from translation of financial statements of autonomous units abroad; or when a loss was recorded in respect of one or more of the last three calendar years.

The policy is also subject to detailed limitations with respect to distribution of dividends, which are included in the general criteria and conditions provided by Bank of Israel with respect to acquisition of control of the Bank, which were published in the framework of the sale process in 2005 and that will be effective from the grant date of the control permit to Barnea Investments by Bank Israel.

1. Dividends will not be distributed from profits accrued in the Bank until the last date to which the last financial statements prior to submission of the offer for acquisition of the means of control refer. In the event that losses are accrued after this date, no dividend will be distributed except after covering these losses.

2. Dividends will not be distributed from profits from sale of material assets of the Bank during five years from the date of acquisition of the means of control, except upon fulfillment of all of the following conditions:

   (a) The sale is derived from legal requirements to which the Bank is subject.

   (b) Distribution of the dividend from profits from sale of the said assets will not result in a reduction in the Bank's minimum capital adequacy ratio from before the sale of the said assets.

   (c) The Board of Directors of the Bank approves such distribution after examining the Bank's requirements and business plans.

   (d) Approval is received, in advance and in writing, from the Supervisor of Banks, after examining and ascertaining the Bank's capital adequacy and the decision of the Board of Directors.

Notwithstanding the above, in the event of special circumstances, as approved in a decision of the Board of Directors of the Bank and its Audit Committee, according to which the Bank's good will require dividend distribution exceeding the above, the holders of the control permit will be entitled to submit a request to the Governor of the Bank of Israel to approve such special distribution.

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks (Cont.)

The above declaration of dividend policy does not purport to constitute any commitment toward any third party (including regarding dates of dividend payment or rate of dividend distribution in the future).

Dividend policy for the years 2003- 2005

The dividend policy for the years 2003-2005, inclusive, was to recommend to the General Meeting distribution of a dividend in an amount constituting at least 35% of the Bank's annual net income available for distribution, similar to the policy for 2006 and 2007 detailed above.

Dividend for 2006

The Extraordinary General Meeting that convened on 14 February 2007 approved the recommendation of the Board of Directors from 24 December 2006 regarding distribution of a cash dividend at the rate of 101.6% of the net income for the first nine months of 2006 (approximately NIS 2,500 million), at a rate of 176.8% of the paid-up share capital. The dividend was paid on 28 February 2007 to the shareholders that held shares of the Bank on 15 February 2007 (the determining date). The shares were traded "X" dividend on 18 February 2007. The dividend was at a rate of NIS 1.768 for each ordinary share of NIS 1.0 par value.

Dividend for 2005

The Extraordinary General Meeting that convened on 2 February 2006 approved the recommendation of the Board of Directors from 4 December 2005 regarding distribution of a cash dividend at the rate of 65.9% of the net income for the first nine months of 2005 (approximately NIS 1,103 million), at a rate of 78.0% of the paid-up share capital. The dividend was paid on 28 February 2006 to the shareholders that held shares of the Bank on 16 February 2006 (the determining date). The shares were traded "X" dividend on 16 February 2006. The dividend was at a rate of NIS 0.78 for each ordinary share of NIS 1.0 par value.

Dividend for 2004

The Extraordinary General Meeting that convened on 1 February 2005 approved the recommendation of the Board of Directors from 16 December 2004 regarding distribution of a cash dividend at the rate of 65.6% of the net income for the first nine months of 2004 (approximately NIS 1,004 million), at a rate of 71.0% of the paid-up share capital. The dividend was paid on 28 February 2005 to the shareholders that held shares of the Bank on 15 February, 2005 (the determining date). The shares were traded "X" dividend on 18 February 2005. The dividend was at a rate of NIS 0.71 for each ordinary share of NIS 1.0 par value.

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks (cont'd)

Reported Amounts

C. Capital sufficiency based on directives of the Supervisor of Banks

Calculated pursuant to Directives Nos. 311 and 341 issued by the Supervisor of Banks, regarding minimum "capital ratio" and "allocation of capital in respect of exposure to market risks".

(1) Bank's capital for purposes of calculating the capital ratio

	31 December 2006	31 December 2005
	NIS millions	
Tier I capital	**16,864**	16,277
Tier II capital:		
Upper tier II capital (a)	**843**	845
Other tier II capital	**8,219**	8,031
Tier III capital (b)	**41**	198
Less investments in shares and Subordinated notes of financial companies (d)	**(83)**	(142)
Total capital	**25,884**	25,209

See footnotes on next page.

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks (cont'd)

Reported Amounts

C. Capital sufficiency based on directives of the Supervisor of Banks (cont'd)

(2) Weighted average balances of risk

	31 December 2006		31 December 2005	
	Balances (c)	Weighted average balances of credit risk	Balances (c)	Weighted average balances of credit risk
	NIS millions		NIS millions	
Credit risk				
Assets				
Cash and deposits with banks	47,609	8,708	35,381	5,664
Securities (d)	46,375	13,188	47,825	10,743
Credit to the public (a)	184,132	161,816	(e) 182,952	(e) 162,605
Credit to governments	1,020	152	848	243
Investments in companies(d) included on equity basis	1,251	1,188	2,064	2,014
Buildings and equipment	3,056	3,056	2,843	2,843
Other assets	6,230	4,401	(e) 6,277	(e) 4,518
Total assets	289,673	192,509	278,190	188,630
Off-balance sheet instruments				
Transactions in which the balance reflects a credit risk	22,988	19,155	(e) 21,738	(e) 17,920
Derivative financial instruments	13,740	6,890	14,286	6,732
Other	100	100	337	337
Total off-balance sheet instruments	36,828	26,145	36,361	24,989
Total credit risk assets	326,501	218,654	314,551	213,619
Market risk	-	5,184	-	4,585
Total risk assets	326,501	223,838	314,551	218,204

(a) Including a general provision for doubtful debts of NIS 428 million constituting part of the upper tier II capital (31 December, 2005 - NIS 428 million). General provision for doubtful debts in the amount of NIS 332 million is not deducted from loans to the public (31 December, 2005 – NIS 328 million).

(b) Held against market risks only.

(c) Assets – balance sheet balances, off-balance sheet instruments – stated value weighted on the basis of credit conversion factors.

(d) Balances of investments in shares and in deferred liability notes of financial companies are deducted from equity and therefore also from the balance of securities and from investments in affiliated companies.

(e) Restated – See Note 1(T).

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks (cont'd)

C. Capital sufficiency based on the directives of the Supervisor of Banks (cont'd)

	31 December 2006	31 December 2005
	%	%
(3) Ratio of capital to risk assets on a consolidated basis		
The ratio of tier I capital to risk assets	**7.53**	7.46
The ratio of total capital to risk assets	**11.56**	11.55
Ratio of total minimum capital to risk assets required by the Supervisor of Banks	**9.00**	9.00
(4) Capital sufficiency in principal subsidiaries		
Bank Leumi Mortgage Bank Ltd.		
The ratio of tier I capital to risk assets	**6.42**	6.34
The ratio of total capital to risk assets	**9.69**	9.53
Ratio of total minimum capital to risk assets required by the Supervisor of Banks	**9.00**	9.00
Arab-Israel Bank Ltd.		
The ratio of tier I capital to risk assets	**19.01**	20.67
The ratio of total capital to risk assets	**19.49**	21.21
Ratio of total minimum capital to risk assets required by the Supervisor of Banks	**9.00**	9.00
Bank Leumi USA		
The ratio of tier I capital to risk assets	**8.13**	(a) 8.35
The ratio of total capital to risk assets	**11.45**	(a) 11.43
Ratio of total minimum capital to risk assets required by the local authorities	**10.00**	10.00
Bank Leumi (UK) plc		
The ratio of total capital to risk assets	**15.85**	18.25
Ratio of total minimum capital to risk assets required by the local authorities	**12.50**	12.50

(a) Restated. With respect to hedging transactions that do not comply with the provisions of the relevant accounting standards.

Note 14 - Liens and Restrictive Conditions on Assets

Debentures and bonds issued by Israeli subsidiaries amounting to NIS 66 million (31 December 2005 - NIS 130 million) are secured by floating charges on their assets. Foreign branches and subsidiaries have pledged securities and other assets as security for deposits received from the Federal Home Loan Bank and certain obligations pursuant to requirements of the authorities of the countries in which they operate. The assets so pledged amount to NIS 2,571 million (31 December 2005 - NIS 4,309 million). The total liabilities in respect of which the assets were pledged amount to NIS 1,871 million (31 December 2005 - NIS 3,236 million).

The Bank recorded a pledge on a securities deposit, at the request of the Euroclear clearing house, in favor of Morgan Guaranty Trust Company Of New York, in the amount of the liability created from time to time in respect of actual utilization of credit by the Bank which was not repaid, for purposes of securities transactions through the said clearing house. The amount of the credit against which the securities were pledged is approximately U.S.$ 73 million (31 December 2005 - $ 108 million).

The Bank (just as every other clearinghouse member) also pledges securities from the nostro portfolio as security for transactions of its customers, the nostro transactions and the mutual guarantee of the clearinghouse members.

As at 31 December 2006 securities in the amount of NIS 1,736 million have been pledged (31 December 2005 - NIS 1,874 million).

The amount of security required by the Ma'of clearing house in respect of the Ma'of market activity amounted to NIS 1,029 million as at 31 December 2006 (31 December 2005 – NIS 1,006 million). This amount includes the share of the Bank in the risk fund in the amount of NIS 205 million (31 December 2005 - NIS 236 million).

From 15 May 2005, there was a change in the Tel Aviv Stock Exchange Clearing House's arrangement for collateral that is required of Stock Exchange members. From this date, each of the members in the risk fund charges collateral in favor of the Stock Exchange Clearing House in the amount of its proportionate part in the fund, which will secure the member's liabilities to the Clearing House and the member's share in the risk fund. Furthermore, such collateral will also secure the liabilities of the other members of the risk fund, if the collateral that the other member provided will not be sufficient to cover the other member's liabilities, and in accordance with the proportionate part of each of the members in the fund up to the amount of the collateral given or up to the amount of the liabilities to the Stock Exchange Clearing House, whichever is the lower. The total debentures pledged by the Bank as at 31 December 2006 was NIS 103 million (31 December 2005 – NIS 93 million).

Pursuant to the CIBC's requirement, the Bank pledged its securities to secure transactions of its customers. The credit framework against which the securities were pledged, amounts to $41 million (as at 31 December 2005 there were no pledges).

On 17 August 2005, the Bank signed a debenture in favor of the Bank of Israel to secure credit received or to be received by the Bank from the Bank of Israel. As security for this, the Bank pledged in favor of the Bank of Israel by way of floating charge its stock of *Makam,* Gilon, Shahar and Galil debentures up to an amount of NIS 5.0 billion. On 20 February 2007, the Bank increased the amount of the aforesaid pledge up to NIS 8.0 billion.

As at 31 December 2006 and 2005, the Bank had no credit to the Bank from Bank of Israel, while the balance of deposits with the Bank of Israel amounted to NIS 3,711 million (31 December 2005 - NIS 5,302 million).

Note 15 - Employees Rights

A. Group labor agreement regarding privatization

On 30 November, 2005 a special group labor agreement was signed between management of the Bank and the employees' representatives in respect of the privatization process in the Bank. The group labor agreement reinforces the implementation of the employees' option plan, the employees' right to acquire 3.873% of the Bank shares to which the employees are entitled at a discount of 25%, payment of an advance at the rate of one month's salary for provisions on account of the annual bonus for 2005, and the existing group labor agreements and arrangements in the Bank, as relevant, for a period of five years as from 1 January, 2006.

The employees, on their part, committed in the agreement to refrain from disputes in connection the privatization process in the Bank.

The agreement was approved by the General Meeting on 2 February 2006.

Regarding the implications of the option plan and acquisition of shares by the employees, see paragraphs D and E below.

B. Severance pay and pensions

(1) General

For employees that commenced their employment with the Bank starting 1 January 1999 and had not yet received permanent employment status as at the signing date of the special collective bargaining agreement in 2000 covering a special pension arrangement. Current deposits are made in a pension fund The pension plan is a comprehensive cumulative pension plan with additional insurance for loss of working ability and death. The Bank will not have any pension liability in respect of these employees other than to supplement severance pay according to the agreement.

Employees, who began working with the Bank before 1 January 1999 and have received permanent employment status before the date of signing the aforementioned agreement, that retire from the Bank at retirement age, except those mentioned at the end of this paragraph and in (4) below, may choose between the right to receive severance pay plus their accumulated provident fund, or the right to receive a pension in which case they relinquish their right to the severance pay and provident fund. The right to a pension is calculated at a pension rate of 2.67% per annum for the first 15 years of employment and of 1.5% for each additional year, up to a maximum rate of 70%.

Provisions for severance pay are calculated on the basis of the latest salary, at one month's salary per each year of employment. The fundings in respect of the liabilities for severance pay are deposited with provident funds.

Note 15 - Employees Rights (Cont.)

B. Severance pay and pensions (cont'd)

The provisions for pensions are based on an actuarial calculation that takes into account the change in the retirement age according to the Retirement Age Law, 5764-2004. The actuarial calculation was made according to the accrued benefits valuation method, taking into account various parameters including the probability, based on past experience with respect to the rate of utilization of the pension benefits and the withdrawal rate of severance and remuneration benefits (in the last ten years the distribution is 65% pension and 35% severance pay. As of 2006, the distribution was updated to 64% pension and 38% severance pay), past experience regarding disability, etc.

The actuarial examination is based on the updated provisions with respect to mortality rates from February 2007, which were determined as a result of the change in the rate improvement in the life expectancy and that were conformed to the population of the Bank's employees. Due to the conformance to the provisions, as stated, an actuarial revision was made to the mortality tables at a cost of NIS 214 million. (In 2004 and 2005, actuarial revisions were made, in the amounts of NIS 36 million and NIS 34 million, respectively, due to actuarial examinations performed that revealed that the life expectancy is lower than in the Israel Mortality Table for 1999).

Calculation of the Bank's actuarial liability for pension payments is made using the capitalization rate determined by the Supervisor of Banks (4%) and on the assumption of a real salary increase based on past experience and varying based on the age of the employee. The rates of increase range from 1.5% to 4.6%. Up to and including 2005, the real salary increase was estimated by Management at an annual rate of 2.5% for all the employees. The calculation is made for a comprehensive pension plan, which includes old age, disability and survivor, and also takes into account employees who have not yet completed the period required for receipt of pension benefits (15 years of service).

The balance sheet provisions are based on the higher of the liabilities for severance pay plus the provident benefits and the pension liability. The Bank's pension liability for employees who have left and have opted for pension benefits, as well as that stated in (4) below, is covered by the pension provision, which is calculated based on the present value of the actuarially computed liability, as noted above, and without deduction for the expected real increase in wages.

(2) In November 2005 the Supervisor of Banks announced that he was adopting the letter of the Chief Actuary of the Capital Market, Insurance and Savings Department of the Ministry of Finance to the insurance companies, pursuant whereto as from the first quarter of 2006 an insurer must assess the reserves for life insurance policies on the basis of the mortality tables as presented in the position paper sent by the Commissioner of Insurance for the observations of the insurance and pension fund companies in April 2005.

In February 2007 the Chief Actuary of the Capital Market, Insurance and Savings Department of the Ministry of Finance issued additional circulars to the pension funds and insurance companies that apply to the financial statements for 31 December 2006, by which the provisions for pension and life insurance are to be assessed on the basis of the new mortality tables.

The Bank has adopted the aforementioned mortality tables, as stated in Section (1), above.

Note 15 - Employees Rights (cont'd)

B. Severance pay and pensions (cont'd)

(3) Benefits to "Leumi Alumni"

"Leumi Alumni" are entitled to receive, in addition to their individual choice of a pension and/or severance payments, additional benefits which consist mainly of a holiday gift and participation in the cost of additional welfare and social activities.

"Leumi Alumni" – persons who, regardless of their age, have concluded working with the Bank after 25 years of employment, or have concluded working with the Bank at the age of 65 or more after at least 15 years of employment.

In 2006 anticipated costs in the amount of NIS 81 million after the effect of taxes were initially recorded in respect of the aforementioned benefits in the post-employment period on the basis of an actuarial calculation.

(4) Early retirement for employees under personal employment contracts

(a) According to the employment contract with the Bank's President and Chief Executive Officer ("CEO") that was signed at the beginning of 1996 ("the contract"), the CEO is entitled to a pension immediately upon her retirement (whether due to resignation or dismissal) or to severance pay at the rate of 200% of the latest monthly salary for each year of work in the Bank plus the amounts that have accrued in the pension fund, at her choice.

The contract with the CEO was amended so that the Bank undertook to continue to employ the CEO for three additional years as from 12 February 2007 ("the period of the commitment"). In the event of dismissal of the CEO (including in the event of resignation which is deemed to be dismissal and including also resignation in the event of change in control in the Bank), the Bank will pay to the CEO compensation in the amount of all salaries and related benefits until the end of the period of the commitment.

As a result of the above, in the event of dismissal of the CEO in the period of the commitment the Bank will incur an additional expense in respect of the period from the date of the dismissal and until the end of the period of the commitment. If the CEO had been dismissed immediately on 12 February 2007 the maximum additional expense to the Bank would have been NIS 4,682 thousand ("the maximum expense"). The maximum expense was calculated, as stated, for a full three-year period and decreases over the period in which the CEO continues to work in the Bank, so that at the end of the period of the commitment, i.e. on 12 February 2010, the Bank will not have any additional expense. The maximum expense is before tax and includes VAT on salary.

It should also be noted that the Board of Directors announced that it does not intend to dismiss the CEO and therefore no provision is required in respect of the amendment to the contract.

The personal employment contract of the CEO was further amended so that the period in which the CEO is entitled to pension at the rate of 3% per annum was increased from 18 years until the end of her employment with the Bank. Subject to the said amendments, the provisions of the personal employment contract will continue to apply and be binding on the parties for all intents and purposes.

Note 15 - Employees Rights (cont'd)

B. Severance pay and pensions (cont'd)

(4) Early retirement for employees under personal employment contracts (cont'd)

In July 2006 the Bank's Board of Directors approved criteria for granting an annual bonus in respect of 2006 to the chief CEO in an amount varying according to the net yield rate on net income from operating activity on shareholders' equity and according to the Bank's net income from extraordinary operations for 2006. The financial statements include appropriate provisions to cover these commitments.

(b) The Bank signed personal employment contracts with members of Management and senior executives of the Bank (deputy general managers, senior assistants to the general manager and assistants to the general manager) according to which the Bank has undertaken to pay an immediate pension, in the event of dismissal of such an employee, if their age plus the number of years of employment with the Bank reach 75. The years of service of a member of Management (if the employee served at least 7 years as a member of Management) will be counted as additional years of seniority for purposes of the age of 75 as stated. The pension will be calculated at the rate of 2.67% per annum for the first 15 years of employment plus 2% for each additional year of employment in which the individual did not serve as a member of Management, or 2.5% for each year of service as a member of Management, up to a maximum rate of 70%. The pension for senior executives is calculated at the rate of 2.67% per annum for the first 15 years of employment, 1.5% for each additional year until the signing of the contract and 2% in respect of each year thereafter, up to a maximum rate of 70%. Alternatively, the said employees are entitled to choose, in the event of dismissal, severance pay at the rate of 200% (and 250% if his age plus the number of years of employment with the Bank do not reach 75) of his latest monthly salary multiplied by the number of years of employment, plus the amounts accumulated to his credit in the provident fund. In such case, the employee is not entitled to a pension.

An employee who voluntarily resigns will be entitled to severance pay at the rate of 100%, plus the funds accumulated to his credit in the provident fund.

The Bank and the said employees are entitled to terminate the employee-employer relationship at an advance announcement of six months.

The personal employment contract of the senior deputy CEO states that replacement of the Bank's CEO (the replacement includes also replacement following the resignation of the CEO) is tantamount to dismissal, with all attendant implications. In such a case, the Bank will have the right to extend the advance notice period which the said party must give prior to his resignation to 12 months (in place of 6 months).

The personal employment contracts of members of Management of the Bank were amended as from 31 December, 2003 as follows: an employee who retires voluntarily at the age of 62 years or more will be entitled, upon fulfillment of a number of conditions, to severance pay at a rate of 200% plus accrued amounts in his provident fund (a provision that was amended again in September 2006). An employee who, upon termination of the employee-employer relationship did not utilize his special long-service vacation will be entitled to an advance announcement of one additional month.

Note 15 - Employees Rights (cont'd)

B. Severance pay and pensions (cont'd)

(4) Early retirement for employees under personal employment contracts (cont'd)

In the adaptation period, which does not coincide with the period of the advance announcement, the employee will be entitled to a salary and to related benefits. Subject to the said amendment, the provisions of the individual employment contracts will remain in effect and will be binding on the parties for all effects and purposes. The financial statements include appropriate provisions to cover these commitments.

The maximum additional expense that the Bank can incur in the event of the employees mentioned above being dismissed immediately amounts to NIS 359 million (including VAT on salaries, payable on the pension) (2005 – NIS 319 million). Since it is not likely that all the above mentioned employees will be immediately dismissed, the Bank recorded a provision at the rate of 25% of the above amount, in the amount of NIS 90 million (including VAT on salaries) (2005 – NIS 79 million). The above amounts also include members of Management.

After amendment of the personal employment contracts of members of Management, as stated above, part of the said provision, in the amount of NIS 13 million as of 31 December 2006 (31 December 2005 – NIS 11 million), was attributed specifically to members of Management.

In July 2006 the Bank's Board of Directors approved criteria for granting an annual bonus in respect of 2006 to each member of Management in an amount varying according to the net yield rate on net income from operating activity on shareholders' equity and according to the Bank's net income from extraordinary operations for 2006.

(5) In the case of involuntary retirement, the Chairman of the Bank's Board of Directors is entitled to additional severance benefits at the rate of 100% of the amounts provided at that time (hereinafter – "the increased severance benefits"), provided that the increased severance benefits, as stated, do not exceed an amount equal to nine monthly salaries, and is also entitled to an adaptation grant at the rate of six monthly salaries. The financial statements include appropriate provisions.

In July 2006 the Bank's Board of Directors approved criteria for granting an annual bonus in respect of 2006 according to the net yield rate on net income from operating activity on shareholders' equity and according to the Bank's net income from extraordinary operations for 2006. As noted, the criteria for granting an annual bonus to the Chairman of the Board of Directors, were approved by the Audit Committee and by the Board of Directors and are still subject to approval by the Bank's General Meeting.

C. Voluntary retirement

In the framework of implementation of the Bank's efficiency program, in 2006 and 2005 the Bank proposed early voluntary retirement at special conditions to all its employees. In 2006, 191 Group employees (2005 – 137 employees) retired at a cost of NIS 175 million (2005 – NIS 107 million). Also, from time to time employees retire from the Bank at improved conditions. In 2004, 13 employees retired in this framework at a cost of NIS 14 million.

Note 15 - Employees Rights (cont'd)

D. Issue of options

On 2 February 2006 the Bank's General Meeting approved a plan for the issue of options to eligible employees, as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this plan, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank were allotted (of which 122,644 options were allotted to the Chairman of the Board of Directors and 156,659 were allotted to the Chief Executive Officer). The balance of the options after expiration on 31 December, 2006, was 84,387,827. The said options are subject to all the provisions of the Outline, including:

1. The options will be exercisable in two equal tranches, the first tranche at the end of two years from the date of allotment of the options and the second tranche as from the end of the second year from the date of the allotment and up to the end of the third year from the date of allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (whose amounts will be linked to the CPI), bonus shares and the benefit component of a rights' issuance, should there be any. This price was determined in coordination with the Ministry of Finance. As at 31 December 2006 the adjusted price of the option was NIS 12.736. The exercise price was adjusted to the dividends that were distributed on 28 February 2006 (NIS 0.78 per share). On 28 February, 2007, a dividend was paid (NIS 1.768 per share). The price after payment of the dividend was NIS 10.918 per share as at 18 March 2007.

In respect of the issue of the said options, the Bank will record salary expenses in accordance with the fair value of the options with the addition of salary tax and national insurance contributions. This expense will be recorded in the Bank's financial statements over a period of two years from the date of allotment.

The estimate of the fair value of the options, as of the date of allotment, which was prepared by an external appraiser in accordance with the Black & Scholes model, was some NIS 422 million. The calculation of the value was based upon the following principal parameters:

- Standard deviation of the annual yield: 25%.

- Risk free CPI-linked interest rate: 3.5%.

- Price per share – the closing rate NIS 17.30 per share as of 14 February 2006.

- Dividend distribution policy: 50% of the net profit.

- Rate at which employees leave during the vesting period of the options: 2%

The Bank received approval from the Tax Authority for implementation of the plan as a "plan for the allotment of shares by means of a trustee" within the context of section 102 of the Income Tax Ordinance, under the capital gains taxation path.

Note 15 - Employees Rights (cont'd)

D. Issue of options (cont'd)

The profit benefit portion (which will be considered to be income from work in the hands of the employees) at the date of the granting of the options was some NIS 368 million. In respect of this portion, the Bank will pay salary tax and national insurance contributions amounting to some NIS 68 million, and on the other hand will save companies tax and profit tax in the mount of NIS 140 million. This saving will be recorded in the Bank's books over a period of two years from the date of the allotment, in parallel with the recording of the expense. The amount of the expense in respect of the fair value will be recorded against the capital account. In 2006, the Bank recorded some 235 million as salary expenses in the profit and loss statement.

E. Sale of shares to employees

On 14 June 2006, Bank employees purchased 2.8478% of the capital of the Bank (40,274,560 ordinary shares, of which, 75,532 were purchased by the Chief Executive Officer), in accordance with an outline published on 9 May 2006 (and amended on 10 and 25 May 2006). On 3 July 2006, the General Meeting approved the purchase of 59,131 ordinary shares by the Chairman of the Board of Directors of the Bank, and the purchase was carried out on 5 July 2006.

The purchase of the shares was carried out in accordance with an agreement from March 2006 with the Accountant-General regarding an offer of the Bank's ordinary shares to the employees of the Bank by the State, in accordance with the agreements in respect of the privatization of the Bank and decisions of the Finance Committee of the Knesset. According to the above agreement, the shares are to be offered to the employees in two stages, the first of which, an offer of 2.873% of the share capital, has been carried out, as mentioned above. The base purchase price was set at NIS 16.10 per share (the average price of the share, as agreed by the Ministry of Finance and matching the average price of the sale to Barnea). The shares were offered to the employees at a discount of 25% below the base price, the price being linked to the CPI for September 2005 up to the date of exercise of the offer with the addition of interest of 2% per annum from 24 November 2005 (the "Exercise Price"). The Exercise Price was therefore NIS 11.652 per share (NIS 11.665 for the Chairman of the Board).

The second stage, in which a further 1% of the Bank's share capital will be offered to the employees, will be carried out after completion of the privatization process.

The value of the benefit granted to the employees and the Chairman of the Board of Directors in respect of the said purchase (only the first stage), which was evaluated by an external appraiser, includes a number of components and totals some NIS 217 million (including salary tax and national insurance). This amount was recorded as a salary expense, of which an amount of NIS 203 million was against the capital account.

Set out below are the parameters according to which the calculation was made:

- The calculation of the fair value was made according to the price of the Bank's share at the time of granting, which is the average price of the Bank's share in the period during which the employees subscribed for the shares. The period was 31 May 2006 to 11 June 2006, and the average price of the share during this period was NIS 16.71.

Note 15 - Employees Rights (cont'd)

E. Sale of shares to employees (cont'd)

- The calculation of the fair value takes into account the "flaws" in the offered shares (locked-up for 4 years and regular tax payment in respect of the benefit component) relative to the regular shares.

- The shares are locked-up for 4 years. In respect of this "flaw" of lack of marketability, 15% was reduced from the value of the shares at the time of granting.

- An annual dividend payment of 50% of the net profit was assumed.

- The financing of the purchase of the employees' shares was through CPI-linked, interest free loans granted by the Bank.

- The interest rate for the calculation of the value of the benefit embodied in the loans was 4% per annum linked to the CPI.

- The Bank received an approval from the Tax Authority under which the provisions of Section 102 of the Income Tax Ordinance will apply to the plan.

The following table sets out details of the calculation as at 31 December 2006:

	NIS thousands
Fair value of the shares less the lack of marketability	102,911
Cost of financing loans	54,543
Salary tax and national insurance	59,458
Total salary expense	216,912
Tax shelter to the Bank in profit and loss	51,949
Total net cost in profit and loss	164,963
Amount recorded in capital account	203,011

In accordance with generally accepted accounting principles, the changes in the value of the profit benefit portion are adjusted on an ongoing basis in the profit and loss statement, according to the market value of the share.

To finance the purchase of the shares, the employees were granted loans, repayable at the end of the 4 years' lock-up period of the shares. The loans are linked to the CPI, do not bear interest and are not at non-recourse conditions. The granting of the loans was approved by the Supervisor of Banks, who, in his approval, noted that when determining the repayment terms, the Bank was requested to take into account the fact that approval would not be given for the extension of the repayment period of the loans beyond the end of the lock-up period. The total of the loans granted to the employees (including the Chairman of the Board of Directors) was some NIS 466 million, which was deducted from the Bank's capital.

Note 15 - Employees Rights (cont'd)

F. Data relating to provisions and fundings
Reported amounts

The amounts of provisions and related fundings for severance pay and pensions are included in the balance sheet as follows:

	31 December 2006	2005
	NIS millions	
Provision for severance pay	**2,069**	2,020
Amounts funded for severance pay	**(2,290)**	(2,160)
Provision for pensions	**2,864**	2,455
Amounts funded for pensions	**(202)**	(181)
Excess of provisions over deposits, net	**2,441**	2,134
Excess of provisions over deposits, net, included in "other liabilities"	**2,708**	2,324
Excess of deposits included in "other assets"	**267**	190
Excess of provisions over deposits, net	**2,441**	2,134

The Bank and subsidiaries may not withdraw amounts funded other than for the purpose of making severance payments.

G. Long service bonuses

Employees of the Bank and some employees of subsidiaries are entitled to a cash bonus in the amount of several monthly salaries ("jubilee grants") and to special vacation periods upon their attaining 20, 30 and 40 years of employment.
As at balance sheet date, there is a provision in the amount of NIS 523 million (31 December 2005 - NIS 480 million).

Calculation of the liability is made on an actuarial basis and takes into account, based on past experience, the probability that on the determining date, the employee will still be employed by the Bank. The said calculation is made using a capitalization rate determined by the Supervisor of Banks and on the assumption of a real salary increase, estimated as stated in B(1), above. Due to the change in the manner of calculating the real salary increase in 2006, the liability for long service bonuses increased by NIS 23 million.
The provision for special service vacations is made on an actuarial basis taking into account past experience with respect to utilization of such vacations and the increase in retirement age according to the Retirement Age Law 5764-2004.

Note 15 - Employees Rights (cont'd)

H. Unutilized vacation pay

As at balance sheet date, there is a provision of NIS 148 million under the "other liabilities" item for unutilized vacation pay (31 December 2005 - NIS 143 million). The provision is calculated on the basis of the latest salary plus related benefits.

I. Provident fund

In accordance with directives of the Supervisor of the capital Market and Insurance, as of 1 January 2005 the insurance fund of the provident fund was dissolved and its assets, except for the reserve for outstanding and future claims, will be distributed between the members of the fund that were active and worked with the Bank on 31 December 2004. The employees and the Bank joined a life insurance plan of an insurance company instead.

For information regarding implications of the reform in the capital market see Note 31.

Note 16 - Assets and Liabilities Classified According to Linkage Basis
Reported Amounts

31 December 2006

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	NIS millions						
Assets							
Cash and deposits with banks	4,838	440	34,059	4,897	3,375	-	47,609
Securities	10,704	5,331	18,490	6,840	778	4,232	46,375
Credit to the public (b)	76,966	50,221	38,625	6,594	11,161	233	183,800
Credit to governments	193	256	571	-	-	-	1,020
Investments in companies included on equity basis	9	-	-	-	-	1,242	1,251
Buildings and equipment	-	-	-	-	-	3,056	3,056
Other assets	1,843	24	2,135	513	788	927	6,230
Total assets	94,553	56,272	93,880	18,844	16,102	9,690	289,341
Liabilities							
Deposits of the public	88,662	31,245	81,686	18,830	10,812	588	231,823
Deposits from banks	1,107	1,303	1,579	481	771	-	5,241
Deposits from governments	664	897	556	28	1	-	2,146
Debentures, bonds and subordinated notes	799	11,861	2,962	-	-	-	15,622
Other liabilities	10,346	2,878	1,655	436	890	661	16,866
Total liabilities	101,578	48,184	88,438	19,775	12,474	1,249	271,698
Difference	(7,025)	8,088	5,442	(931)	3,628	8,441	17,643
Effect of hedged derivative instruments							
Derivative instruments (except options)	-	-	56	(22)	(34)	-	-
Options in the money, net (in terms of underlying asset)	-	-	-	-	-	-	-
Options out of the money, net (in terms of underlying asset)	-	-	-	-	-	-	-
Effect of derivative instruments that are not hedged:							
Derivative instruments (except options)	13,586	(4,911)	(5,327)	226	(3,574)	-	-
Options in the money, net (in terms of underlying asset)	(283)	-	(159)	404	38	-	-
Options out of the money, net (in terms of underlying asset)	(206)	-	40	(11)	177	-	-
Total	6,072	3,177	52	(334)	235	8,441	17,643
Options in the money, net (discounted par value)	(284)	-	(383)	604	63	-	-
Options out of the money, net (discounted par value)	(522)	(9)	(90)	125	496	-	-

(a) Including linked to foreign currency.
(b) The general, supplementary and special provisions for doubtful debts were deducted proportionately from the different linkage bases in this item.
(c) Including derivative instruments whose underlying asset is a non-monetary item.

Note 16 - Assets and Liabilities Classified According to Linkage Basis (cont'd)
Reported Amounts

31 December 2005

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	NIS millions						
Assets							
Cash and deposits with banks	5,863	507	19,331	5,559	4,121	-	35,381
Securities	15,440	1,842	22,423	5,332	828	1,960	47,825
Credit to the public (b)	(d) 67,649	52,569	(d) 47,558	(d) 4,664	10,110	74	182,624
Credit to governments	-	42	806	-	-	-	848
Investments in companies included on equity basis	9	-	-	-	-	2,055	2,064
Buildings and equipment	-	-	-	-	-	2,843	2,843
Other assets	(d) 1,210	9	(d) 2,508	(d) 400	1,140	1,010	6,277
Total assets	90,171	54,969	92,626	15,955	16,199	7,942	277,862
Liabilities							
Deposits of the public	81,777	33,783	78,376	16,603	10,991	298	221,828
Deposits from banks	517	1,345	1,356	452	677	-	4,347
Deposits from governments	430	1,062	721	11	1	-	2,225
Debentures, bonds and subordinated notes	762	11,720	4,606	165	-	-	17,253
Other liabilities	(d) 8,379	2,435	(d) 2,042	445	1,334	1,369	16,004
Total liabilities	91,865	50,345	87,101	17,676	13,003	1,667	261,657
Difference	(1,694)	4,624	5,525	(1,721)	3,196	6,275	16,205
Effect of hedged derivative instruments							
Derivative instruments (except options)	-	-	86	(50)	(36)	-	-
Options in the money, net (in terms of underlying asset)	-	-	-	-	-	-	-
Options out of the money, net (in terms of underlying asset)	-	-	-	-	-	-	-
Effect of derivative instruments that are not hedged:							
Derivative instruments (except options)	10,711	(3,453)	(5,990)	1,872	(3,140)	-	-
Options in the money, net (in terms of underlying asset)	(560)	265	152	(56)	199	-	-
Options out of the money, net (in terms of underlying asset)	(65)	(174)	209	56	(26)	-	-
Total	8,392	1,262	(18)	101	193	6,275	16,205
Options in the money, net (discounted par value)	(1,033)	518	269	(47)	293	-	-
Options out of the money, net (discounted par value)	(146)	(526)	398	370	(96)	-	-

(a) Including linked to foreign currency.
(b) The general, supplementary and special provisions for doubtful debts were deducted proportionately from the different linkage bases in this item.
(c) Including derivative instruments whose underlying asset is a non-monetary item.
(d) Restated – See Note 1(T).

Note 17 - Assets and Liabilities Classified According to Maturity Date and Linkage Basis (a)
Reported Amounts

31 December 2006

	Estimated future contractual cash flows											Balance sheet balance (d)	
	Upon demand and up to one month(e)	One month to three months(e)	Three months to one year (e)	One year to two years	Two years to three years	Three years to Four years	Four years to five years	Five years to ten years	Ten years to twenty years	Over twenty years	Total Cash flows	Without fixed maturity (b)	Total
	NIS millions												
Israeli currency - unlinked													
Assets	38,265	10,369	23,419	6,963	6,041	3,144	2,591	7,064	1,843	126	99,825	3,304	94,553
Liabilities	45,787	14,045	29,377	6,103	6,323	272	280	214	174	67	102,642	713	101,578
Difference	(7,522)	(3,676)	(5,958)	860	(282)	2,872	2,311	6,850	1,669	59	(2,817)	2,591	(7,025)
Derivative instruments (except options)	5,679	2,748	3,764	497	227	245	339	463	-	-	13,962	-	13,586
Options (in terms of underlying asset)	68	92	(488)	(16)	(11)	9	-	(86)	-	-	(432)	-	(489)
Israeli currency - linked to the CPI													
Assets	1,393	1,657	8,499	8,680	6,910	6,802	5,374	19,046	14,749	2,588	75,698	114	56,272
Liabilities	1,750	3,376	6,416	8,886	4,795	4,908	3,197	15,810	9,159	1,043	59,340	345	48,184
Difference	(357)	(1,719)	2,083	(206)	2,115	1,894	2,177	3,236	5,590	1,545	16,358	(231)	8,088
Derivative instruments (except options)	(404)	(182)	(2,699)	(314)	(275)	(350)	(246)	(871)	-	-	(5,341)	-	(4,911)
Options (in terms of underlying asset)	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency- Local operations (c)													
Assets	34,260	12,365	15,436	6,085	5,614	5,828	4,301	5,123	1,495	435	90,942	403	84,560
Liabilities	43,265	19,487	12,578	1,797	1,120	1,142	710	726	79	8	80,912	2	79,774
Difference	(9,005)	(7,122)	2,858	4,288	4,494	4,686	3,591	4,397	1,416	427	10,030	401	4,786
Derivative instruments(except options)	(5,275)	(2,566)	(1,065)	(183)	48	105	(93)	408	-	-	(8,621)	-	(8,675)
Options (in terms of underlying asset)	(68)	(92)	488	16	11	(9)	-	86	-	-	432	-	489

See footnotes on next page.

Note 17 - Assets and Liabilities Classified According to Maturity Date and Linkage Basis (a) (cont'd)

Reported Amounts

31 December 2006 (cont'd)

	Estimated future contractual cash flows											Balance sheet balance (d)	
	Upon demand and up to one month(e)	One month to three months(e)	Three months to one year (e)	One year to two years	Two years to three years	Three years to Four years	Four years to five years	Five years to ten years	Ten years to twenty years	Over twenty years	Total Cash flows	Without fixed maturity (b)	Total
	NIS millions												
Foreign currency - integrated foreign operations													
Assets	14,672	5,353	10,232	5,200	3,400	3,087	2,791	2,010	1,392	307	48,444	80	44,266
Liabilities	22,109	4,769	5,644	1,394	982	766	1,322	4,676	809	-	42,471	205	40,913
Difference	(7,437)	584	4,588	3,806	2,418	2,321	1,469	(2,666)	583	307	5,973	(125)	3,353
Non-monetary items													
Assets	-	-	-	-	-	-	-	-	-	-	-	9,690	9,690
Liabilities	-	-	-	-	-	-	-	-	-	-	-	1,249	1,249
Difference	-	-	-	-	-	-	-	-	-	-	-	8,441	8,441
Total													
Assets	88,590	29,744	57,586	26,928	21,965	18,861	15,057	33,243	19,479	3,456	314,909	13,591	289,341
Liabilities	112,911	41,677	54,015	18,180	13,220	7,088	5,509	21,426	10,221	1,118	285,365	2,514	271,698
Difference (f)	(24,321)	(11,933)	3,571	8,748	8,745	11,773	9,548	11,817	9,258	2,338	29,544	11,077	17,643

31 December 2005

	Estimated future contractual cash flows											Balance sheet balance (d)	
	Upon demand and up to one month(e)	One month to three months(e)	Three months to one year (e)	One year to two years	Two years to three years	Three years to Four years	Four years to five years	Five years to ten years	Ten years to twenty years	Over twenty years	Total Cash flows	Without fixed maturity (b)	Total
							NIS millions						
Total													
Assets (g)	80,312	32,749	53,578	27,982	20,532	18,429	13,861	30,781	17,795	2,538	298,557	12,024	277,862
Liabilities (g)	104,622	35,846	51,703	21,416	15,964	7,268	6,720	20,787	10,397	1,031	275,754	2,543	261,657
Difference (f)	(24,310)	(3,097)	1,875	6,566	4,568	11,161	7,141	9,994	7,398	1,507	22,803	9,481	16,205

(a) Including estimated future cash flows in respect of assets and liabilities according to linkage basis, in accordance with the remaining contractual period to maturity of each cash flow. The data are presented after deduction of provisions for doubtful debts.
(b) Including overdue amounts of NIS 1,321 million (31 December 2005 – NIS 810 million).
(c) Including linkage foreign currency.
(d) As included in Note 16, "Assets and Liabilities According to Linkage Basis", including off-balance sheet amounts in respect of derivatives.
(e) Credit with debitory account conditions is classified in accordance with the credit framework (credit line of NIS 13.9 billion; 31 December 2005 - NIS 12.7 billion). Special credit in the amount of NIS 1.5 billion (31 December 2005 - NIS 2.4 billion) is classified without repayment date.
(f) The above difference does not necessarily reflect the exposure to interest and/or linkage basis.
(g) Restated – See Note 1(T).
Note: Total off-balance sheet restricted liabilities against with short-term credit was granted in the Bank amount to NIS 4.6 billion as at 31 December 2006 (31 December 2005 - NIS 4.2 billion).

Note 18 - Contingent Liabilities and Special Commitments
Reported Amounts

A. Off-balance sheet financial instruments

	31 December 2006	31 December 2005
	NIS millions	
Balances of contracts or their stated amounts as at the end of the year		
Transactions in which the balance reflects a credit risk		
Documentary credits	**2,430**	2,370
Credit guarantees (a)	**5,918**	(b) 5,761
Guarantees to apartment purchasers	**6,011**	5,973
Other guarantees and liabilities	**12,767**	10,110
Commitments regarding uncompleted credit card transactions		
Unutilized credit card facilities	**12,015**	9,483
Other unutilized revolving credit facilities to the public and credit facilities on demand	**16,442**	14,912
Irrevocable commitments to provide credit which has been approved and not yet granted	**21,439**	(b) 21,612
Commitments to issue guarantees	**5,067**	4,245
(a) Of which guarantees for debt balances deriving from credit card transactions.	**87**	102

(b) Restated – See Note 1(T).

B. Off-balance sheet commitments for transactions based on collection (a)

	31 December 2006	31 December 2005
	NIS millions	
Balance of credit from deposits on collection basis (b)		
Israeli currency unlinked	**1,994**	2,017
Israeli currency linked to the CPI	**8,135**	8,566
Foreign currency	**1,483**	1,008
Total	**11,612**	11,591

See footnotes on next page.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)
Reported Amounts

B. Off-balance sheet commitments for transactions based on collection (a) (cont'd)

Flows in respect of collection commissions and interest margins on activities based on the extent of collection as at December 31

	Up to one year	One year to three years	Three years To five years	Five years to ten years	Ten years to twenty years	After twenty years	Total 2006	Total 2005
	NIS millions							NIS millions
1.CPI linked sector (c)								
Future flows per contracts	40	70	65	150	184	58	567	612
Expected future flows net of Management's estimate of early repayments	43	72	63	148	155	48	529	560
Discounted expected future flows net of Management's estimate of early repayments (d)	42	66	53	105	86	20	372	391
2.Unlinked shekel sector								
Future flows per contracts	8	6	6	14	15	1	50	52
Expected future flows net of Management's estimate of early repayments	8	6	6	14	15	1	50	51
Discounted expected future flows net of Management's estimate of early repayments (d)	7	6	5	10	8	-	36	37

(a) Credit and deposits out of deposits returnable upon repayment of the credit (or the deposits) with interest margin or with collection commission (instead of interest margin).
(b) Standing loans and Government deposits given in respect thereof in the amount of NIS 1,202 million (31 December 2005 - NIS 1,394 million) are not included in this table.
(c) Including foreign currency sector.
(d) The present value of future flows is computed at the rate of 4.62% (2005 - 4.66 %).

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

Reported Amounts

B. Off-balance sheet commitments for transactions based on collection (cont'd)

	2006	2005
	NIS millions	
Information on loans granted during the year by the Mortgage Bank:		
Loans from deposits on collection basis	**367**	392
Standing loans	**7**	18

C. Other contingent liabilities and special commitments:

	2006	2005
	NIS millions	
(1) Long-term rental contracts -		
Commitments in respect of rental of buildings, equipment and motor vehicles payable in the following years:		
First year	**197**	137
Second year	**158**	115
Third year	**103**	104
Fourth year	**83**	94
Fifth year	**57**	66
After five years	**135**	178
Total	**733**	694
Commitments to purchase securities	**261**	120
Commitments to invest in buildings, equipment and in other assets	**177**	107
(2) Future deposits		
Transactions with depositors for purposes of receipt of large deposits at various future dates and at fixed interest rates determined in advance as of the date of the investment		
First year	**17**	17
Second year	**17**	17
Third year	**17**	17
Fourth year	**17**	17
Fifth year	**17**	17
After five years	**66**	83
Total future deposits	**151**	168

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

D. Fair value of financial instruments

(1) General

This note includes information regarding the determination of the fair value of financial instruments according to directives of the Supervisor of Banks. Most of the financial instruments of the Bank do not have a market value because they do not have an active trading market. Their fair value is therefore determined on the basis of the present value of future cash flows, discounted at an interest rate that reflects the interest at which the Bank would have effected a similar transaction on the reporting date. The estimated fair value is calculated by means of estimating future cash flows and a subjective determination of the discount rate. Therefore, in respect of most financial instruments, the estimated fair value does not necessarily indicate the realizable value of the financial instrument on the reporting date. The estimate of fair value is made on the basis of interest rates in effect on the reporting date and does not take into account interest rate fluctuations. Under different interest rates the fair value calculated may be significantly different. This is true especially in respect of financial instruments with interest at fixed rates or which are non-interest bearing. Furthermore, the determination of fair value does not take into account commissions that will be received or paid over the course of business. Furthermore, the difference between the balance sheet value and the fair value may not be realized because in most cases the Bank may hold the financial instrument until maturity. Therefore, it should be noted that the data included in this note do not purport to reflect the value of the Bank as a going concern. Furthermore, because of the wide range of valuation techniques and estimates that can be applied in the calculation of fair value, caution must be exercised when comparing fair values of different banks.

(2) Principal methods and assumptions used in the estimating fair value of financial instruments

Financial assets:

Credit to the public - the fair value of credit to the public is determined on the basis of the present value of future cash flows discounted at an appropriate discount rate. The balance of credit was classified into a number of categories according to the activity sector and the credit rating of the borrowers. Future cash flows (principal and interest) were calculated in respect of each category according to the various linkage bases. These receipts were discounted at an interest rate that reflects the rate of risk and average margin inherent in that category of credit and the term of the credit.
The interest rate is usually determined according to the interest rate used by the Bank in similar transactions on the reporting date. The fair value of current debit accounts were determined according to the book value. The fair value of problematic debts was calculated at interest rates that reflect the inherent high credit risk. In any case these interest rates are not lower than the highest rate of interest used by the Group in its transactions in the same sector on the reporting date. Additionally, a sensitivity analysis was implemented regarding the estimated fair value of the problematic loans to the discounted interest rate. The examination ascertained that an additional 1% discounted interest will decrease the estimated fair value of the problematic loans as of the end of 2006 by NIS 157 million.

The fair value of current account balances classified as problematic loans was calculated in accordance with an estimate of their average maturity and based on the maximum interest rates in the Bank. In 2005, the theoretical calculation of the impact of a decline in value in respect of these balances was estimated at NIS 160 million.

The future cash flows in respect of problematic debts were calculated after deducting the specific provisions for doubtful debts.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

D. Fair value of instruments (cont'd)

(2) Principal methods and assumptions used in the estimating fair value of financial instruments (cont'd)

Deposits with banks, unquoted debentures and credit to governments - by the discounted future cash flows method, at interest rates at which similar transactions were executed on the reporting date.

Quoted securities - at their fair value as defined in Note 1.F.

Financial liabilities:

Deposits of the public - the balance of the deposits is classified according to a number of categories according to activity sectors, adjustment basis and the terms of deposit. Future cash flows (principal and interest) were calculated in respect of each category. These payments were discounted at an interest rate that reflects the average interest rate the Group pays on similar deposits in the same category. The balance sheet amount of current accounts and deposits without a repayment date is considered to be an estimate of their fair value.

Deposits from banks and deposits from governments - the fair value estimated by the discounted future cash flows method, at the rate of interest at which the Group raises similar deposits on the reporting date.

Debentures, bonds and subordinated notes - at their fair value or by the discounted future cash flows method, at the rate of interest at which the Group raises similar deposits or at the rate at which it issues similar bonds on the reporting date.

Derivative instruments - derivative instruments that have an active market were valued at market value and, when there are a number of markets in which the instrument is traded, the value is determined according to the most active market.
Derivative instruments that are not traded on an active market were valued on the basis of models the Bank uses in its current operations as at the reporting date, that take into account the risks inherent in the financial instrument.

Off-balance sheet instruments in which the balance reflects a credit risk:
The fair value was determined according to the balance sheet value of the commissions on these transactions, which approximates the fair value.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

D. Fair values of financial instruments (cont'd)

(3) Balances and estimated fair value of financial instruments
Reported Amounts

	31 December 2006				31 December 2005			
	Balance sheet value				Balance sheet value			
	(a)	(b)	Total	Fair value	(a)	(b)	Total	Fair value
	NIS millions				NIS millions			
Financial assets								
Cash and deposits with banks	10,269	37,340	47,609	47,616	9,026	26,355	35,381	35,356
Securities	43,847	2,528	46,375	46,413	44,190	3,635	47,825	47,887
Credit to the public	34,912	148,888	183,800	184,370	(c) 36,569	146,055	(c) 182,624	(c) 183,935
Credit to governments	194	826	1,020	1,021	7	841	848	849
Other financial assets	4,359	-	4,359	4,359	(c) 4,662	-	(c) 4,662	(c) 4,662
Total financial assets	93,581	189,582	283,163	283,779	94,454	176,886	271,340	272,689
Financial liabilities								
Deposits of the public	36,631	195,192	231,823	232,723	47,473	174,355	221,828	222,675
Deposits from banks	2,698	2,543	5,241	5,279	1,662	2,685	4,347	4,381
Deposits from governments	250	1,896	2,146	2,045	715	1,510	2,225	2,220
Debentures, bonds and subordinated notes	(426)	16,048	15,622	16,118	193	17,060	17,253	17,664
Other financial liabilities	10,048	-	10,048	10,048	(c) 11,074	-	(c) 11,074	(c) 11,074
Total financial liabilities	49,201	215,679	264,880	266,213	61,117	195,610	256,727	258,014
			250	250			225	225

(a) Financial instruments in respect of which the balance sheet value is an estimate of fair value - instruments that are stated in the balance sheet at their market value.
(b) Other financial instruments regarding which the fair value was calculated.
(c) Restated – See Note 1(T).

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

E. The Group's activity in derivative instruments

General

The above activity involves taking risks, mainly those discussed below:

- Credit risk measures the maximum loss which will be incurred if the other party will fail to discharge its obligations under the transaction. To cover this risk collateral is required from the client commensurate with the risk on the transactions. The collateral is included in the total amount of collateral required in respect of the client's obligations. For transactions which include the writing of options or the purchase/sale of contracts that are traded on a stock exchange, the clients are required to deposit at least the liquid collateral required by those stock exchanges.
- Market risk includes risks due to changes in interest rates and changes in foreign exchange rates, the CPI and stock exchange prices. The market risks relating to transactions in derivatives are part of the total of the market risk relating to financial instruments. Activity in derivatives is carried out within the limits of exposure to market risks determined by the boards of directors of the Group companies.
- Liquidity risk results from the uncertainty with respect to the price which the Bank will need to pay to cover the transaction. This risk exists mainly with respect to instruments with a low trade volume or a low trade volume of the underlying asset. This risk is taken into account in determining the collateral to be obtained.
- This activity does not include derivative instruments embedded in other activities.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)
Reported Amounts

F. Activity in Derivatives - Scope, Credit Risks and Repayment Dates
a. Scope of Activity

	31 December 2006				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and others
	Shekel - index	Other			
	NIS millions				
(1) Amount of derivative instruments					
a) Hedged instruments (1)					
Swaps	-	8,092	81	-	-
Total	-	8,092	81	-	-
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	2,415	-	-	-
b) ALM derivatives (1)(2)					
Futures contracts	-	5,137	-	167	130
Forward contracts	3,705	8,648	57,671	-	2,415
Traded options					
Put options	-	-	4,647	13,419	242
Call options	-	-	4,698	13,419	241
Other options					
Put options	12	11,393	29,551	1,678	-
Call options	-	7,768	26,218	2,067	-
Swaps	1,201	16,551	365	-	-
Total	4,918	49,497	123,150	30,750	3,028
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	7,620	-	-	-
c) Other derivatives (1)					
Swaps	-	501	-	-	-
Total	-	501	-	-	-
d) Credit derivatives and Spot contracts					
Credit derivatives in which the banking institution is a guarantor	-	-	-	-	232
Spot contracts	-	-	11,378	-	-
Total	-	-	11,378	-	232
Overall total	4,918	58,090	134,609	30,750	3,260

(1) Except credit derivatives and Spot contracts.
(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)
Reported Amounts

F. Activity in Derivatives - Scope, Credit Risks and Repayment Dates (cont'd)

a. Scope of Activity (cont'd)

	31 December 2006				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and others
	Shekel - index	Other			
	NIS millions				
(2) Gross fair value of derivative instruments					
a) Hedged derivatives (1)					
Gross positive fair value	-	423	-	-	-
Gross negative fair value	-	281	25	-	-
b) ALM derivatives (1)(2)					
Gross positive fair value	81	526	1,784	627	52
Gross negative fair value	2	303	1,799	649	51
c) Other derivatives (1)					
Gross positive fair value	-	2	-	-	-
Gross negative fair value	-	55	-	-	-
d) Credit derivatives					
Credit derivatives in which the banking institution is a guarantor					
Gross positive fair value	-	-	-	-	1

(1) Except credit derivatives.
(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

Reported Amounts

F. Activity in Derivatives - Scope, Credit Risks and Repayment Dates (cont'd)

a. Scope of Activity (cont'd)

	31 December 2005				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and others
	Shekel - index	Other			
	NIS millions				
(1) Amount of derivative instruments					
a) Hedged instruments (1)					
Swaps	-	11,226	112	-	-
Total	-	11,226	112	-	-
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	3,204	-	-	-
b) ALM derivatives (1)(2)					
Futures contracts	-	6,442	-	-	86
Forward contracts	3,852	13,573	59,468	-	668
Traded options					
Put options	-	13	5,038	13,913	-
Call options	-	13	5,057	13,921	-
Other options					
Put options	542	17,705	32,288	1,711	41
Call options	520	8,235	33,688	1,725	41
Swaps	3	15,701	706	-	-
Total	4,917	61,682	136,245	31,270	836
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	6,373	-	-	-
c) Other derivatives (1)					
Swaps	-	609	-	-	-
Total	-	609	-	-	-
d) Credit derivatives and Spot contracts					
Credit derivatives in which the					
banking institution is a	-	-	-	-	276
guarantor	-	-	7,428	-	-
Spot contracts	-	-	7,428	-	276
Total	4,917	73,517	143,785	31,270	1,112
Overall total					

(1) Except credit derivatives and Spot contracts.
(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)
Reported Amounts

F. Activity in Derivatives - Scope, Credit Risks and Repayment Dates (cont'd)
a. Scope of Activity (cont'd)

	31 December 2005				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and others
	Shekel - index	Other			
	NIS millions				
(2) Gross fair value of derivative instruments					
a) Hedged derivatives (1)					
Gross positive fair value	-	354	-	-	-
Gross negative fair value	-	268	27	-	-
b) ALM derivatives (1)(2)					
Gross positive fair value	3	324	2,610	459	10
Gross negative fair value	13	98	2,802	457	10
c) Other derivatives (1)					
Gross positive fair value	-	26	-	-	-
Gross negative fair value	-	26	-	-	-
d) Credit derivatives					
Credit derivatives in which the banking institution is a guarantor					
Gross positive fair value	-	-	-	-	1

(1) Except credit derivatives.
(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

Reported Amounts

F. Activity in Derivatives - Scope, Credit Risks and Repayment Dates (Cont'd)

b. Credit Risk in Respect of Derivative Instruments According to Other Party to the Contract

	31 December 2006					
	Stock exchanges	Banks	Dealers/ brokers	Governments and central banks	Others	Total
	NIS millions					
Balance sheet balances of assets derived from derivative instruments (1)	226	1,796	38	1	1,435	3,496
Off-balance sheet credit risk in respect of derivative instruments	1,074	7,877	377	2	4,410	13,740
Total credit risk in respect of derivative instruments	1,300	9,673	415	3	5,845	17,236

	31 December 2005					
	Stock exchanges	Banks	Dealers/ brokers	Governments and central banks	Others	Total
	NIS millions					
Balance sheet balances of assets derived from derivative instruments (1)	220	1,639	47	6	1,875	3,787
Off-balance sheet credit risk in respect of derivative instruments	1,068	8,773	176	4	4,265	14,286
Total credit risk in respect of derivative instruments	1,288	10,412	223	10	6,140	18,073

(1) Net accounting arrangements do not exist.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)
Reported Amounts

F. Activity in Derivatives - Scope, Credit Risks and Repayment Dates (Cont'd)

c. Repayment Dates - Nominal Amounts: Balances as at End of Year

	31 December 2006				
	Up to three months	From three months to one year	From one year to five years	More than five years	Total
	NIS millions				
Interest (Swap) contracts					
Shekel – index	723	2,639	1,556	-	4,918
Other	14,048	12,277	25,159	6,606	58,090
Foreign currency contracts	89,369	37,325	7,398	517	134,609
Contracts in respect of shares	22,731	5,757	2,184	78	30,750
Contracts in respect of commodities and others	2,083	1,035	142	-	3,260
Total	128,954	59,033	36,439	7,201	231,627

	31 December 2005				
	Up to three months	From three months to one year	From one year to five years	More than five years	Total
	NIS millions				
Interest (Swap) contracts					
Shekel – index	948	3,737	232	-	4,917
Other	20,961	11,437	25,760	15,359	73,517
Foreign currency contracts	88,416	37,094	15,826	2,449	143,785
Contracts in respect of shares	21,999	4,339	4,871	61	31,270
Contracts in respect of commodities and others	486	281	345	-	1,112
Total	132,810	56,888	47,034	17,869	254,601

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

G. As a member of the Tel Aviv Stock Exchange, the Bank is a member of the risk fund of the stock exchange clearing house. As from 15 May, 2005, each of the members of the risk fund records a charge on securities in favor of the stock exchange clearing house in the amount of its proportionate part in the fund, to ensure the member's liabilities toward the clearing house and the part of the member in the risk fund. Also, the collateral ensures the liabilities of the other members of the risk fund in the event that the collateral provided by the other member is not sufficient to cover all liabilities of the other member, and in accordance with the proportionate part of each of the members in the fund, up to the amount of the collateral provided or up to the amount of the liabilities toward the stock exchange clearing house, according to the lower of the two. Total debentures subordinated by the Bank, until 31 December, 2006 amount to NIS 103 million.

See Note 14 above for further details on the security pledged to the stock exchange Clearing House.

H. The Bank is a member of the risk fund of the Maof Clearing House. The Bank is obligated to the Maof Clearing House to pay any monetary charge which results from Maof transactions on behalf of its customers, its nostro and Maof transactions of its subsidiary Psagot Ofek Investment House Ltd. and of another company which is a member associated with the Bank. The amount of the Bank's obligation is included in "other guarantees and liabilities".

The Bank provides security to the Maof Clearing House in the amount of its relative part in the risk fund and in respect of its aforementioned obligations, which guarantee any charge of the Maof Clearing House and its share in the risk fund. In addition, the security guarantees the monetary charges of the other risk fund members: if the security provided by one member of the fund did not cover all the amounts it was charged, the Maof Clearing House is entitled to also exercise the security that was provided to it by the other members of the risk fund, according to the proportionate share of each one in the fund, up to the amount of the security that was provided or the amount charged by the Maof Clearing House, whichever lower.

As balance sheet date, the Bank's share of the Maof Clearing House risk fund is NIS 205 million, which represents 30% of the total risk fund (2005 – NIS 236 million which represented 22% of the total risk fund).

The Bank, like any other member of the clearing house, is allowed to guarantee its charges to the risk fund of the Maof Clearing House, by pledging treasury bonds.

See Note 14 above for further details on the security pledged to the Maof Clearing House.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. In the regular course of business, lawsuits were filed against the Bank and certain subsidiaries, including applications for approval of class actions. According to Management of the Bank and the Managements of its subsidiaries, based on the opinion of its legal advisor regarding the chances of the claims, including the applications for approval of class actions, appropriate provisions were recorded insofar as required to cover damages resulting from the said claims.

In the opinion of Management of the Bank and the managements of its subsidiaries, the additional exposure in respect of claims that were filed against the Bank and the subsidiaries on various matters, each of which exceeds NIS 2 million and the probability of occurring is not remote, amounts to NIS 72 million.

(1) Following are details of claims in material amounts:

1.1 On 24 August 1997 an application to approve submission of a request for a class action against the Bank and against Israel Credit Cards Ltd. ("I.C.C.") was filed in the Tel Aviv District Court in connection with collection of fees for limitation of responsibility from holders of credit cards. The application is for approval of a class action in the amount of NIS 105 million as of the date of submission of the request and also for additional remedies. In March 2007, the Court rejected the request for approval of a class action.

1.2 In September 1997 a foreign company in the process of liquidation filed a claim against the Bank, a subsidiary of the Bank (Batrade International Trade and Finance Company 83 Ltd.) and certain employees in the amount of NIS 153 million as of the date of submission of the claim. The claim relates to transfer of US$ 43.4 million by the foreign company to an account with the Bank in the name of a manager of the foreign company. The liquidator of the foreign company claims, inter alia, that the defendants acted in such a way that enabled the manager of the foreign company to withdraw the said amount from the account.

1.3 On 15 June 2000 a claim was filed against the Bank with the Tel Aviv District Court together with a request to certify the claim as a class action in the amount of NIS 1 billion.

The plaintiff alleges that the Bank in its various publications promised to depositors of shekel deposits made by self service through direct banking channels a preferred interest rate of 1% over the accepted rate, and that the various publications and the information provided to the depositors at the time of the original deposit misled the depositors to think that the 1% additional interest is granted also in respect of the periods in which the deposit is automatically renewed and not only in respect of the original period of deposit, as is the actual case.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (1) (cont'd)

Accordingly, the plaintiff requests that the Bank pay to it and all the relevant depositors being represented, the preferred interest also in respect of the periods in which the deposits were automatically renewed. In December 2003 the Court certified the claim as a class action. The Bank submitted an appeal on the decision to the Supreme Court, which has not yet rendered a ruling on the matter.

1.4 On 19 June 2002 an application for approval of a class action was filed by the Ramle Municipality against the following respondents: the Bank, the Bank Clearing Center Ltd, Bank Hapoalim B.M., Israel Discount Bank Ltd., The First International Bank of Israel Ltd., United Mizrahi Bank Ltd. and Mercantile Discount Bank Ltd. The applicant asserts that the respondent banks entered into a restrictive arrangement with regard to commissions they charge their customers that receive standing order clearing services and that, as a result of the restrictive arrangement to which the respondents are parties, the applicant, and all recipients of standing order clearing services, paid unfair and unreasonable amounts for these services. The class action was filed in the amount of NIS 967.5 million. On 11 December 2003 the application for approval of the class action was summarily dismissed. On 18 February 2004 the Ramle Municipality appealed the dismissal. On 28 November 2005 the Supreme Court dismissed the appeal. The Municipality submitted an application to the Supreme Court for an additional hearing on the decision and an application for exemption from deposit of a guarantee. The Supreme Court dismissed the application for exemption from deposit of a guarantee and the Municipality filed an application to strike out its application for a further hearing, which was struck out on 11 April 2006.

1.5 On 14 October 2004 a request to certify a claim as a class action in the amount of NIS 2 billion was filed with the Tel Aviv-Jaffa District Court against the Bank on the basis of the Banking Law (Customer Service) – 1981 and Regulation 29 of the Civil Procedure Regulations – 1984.

The subject of the claim is the allegations of the petitioner that he and all the other customers of the Bank were illegally and contrary to the exemptions indicated next to the fees on the Bank's price list were charged with fixed management fees, a credit service charge and a securities deposit management fee. The petitioner contends that the Bank has misled its customers and has breached the disclosure duties required of it by charging them with fees even though according to the Bank's price list they were entitled to be exempted from the payment of such fees. The applicant is also claiming that as such the Bank was unlawfully enriched. On 19 December 2004 the Bank submitted to the Court its reply to the request to certify the claim as a class action, and on 24 February 2005 the reply of the petitioner to the reply of the Bank to certify the claim as a class action was submitted.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (1) (cont'd)

On 20 September, 2005 a request was submitted to the Court to amend the letter of indictment, in the framework of which the plaintiff requested to erase all of that part of the claim relating to commissions on management fees in respect of securities deposits. The Court approved the request for such amendment and the amount of the claim was reduced to NIS 1.12 billion. As a result of the amendment, on 19 December 2005 the Bank submitted an amended response to the approval of the claim as a class action. On 20 March 2006 an amended reply of the applicant was filed. Hearing of evidence has commenced.

1.6 In June 2005, an application for the approval of a class action was filed in the Tel Aviv District Court against the Bank in the amount of NIS 576 million.

The applicant claims that the Bank did not stand by promises advertised on its internet site during the years 2002 to 2004 (inclusive), regarding interest benefits on certain deposits made through the internet. The applicant is demanding that the Bank pay him and all depositors through the internet who did not receive the promised benefits as advertised, the damages that they suffered as a result of non-receipt of such promised benefits..

On 3 October 2005 the Bank filed a response to the application to approve the claim as a class action, and on 20 November 2005 the applicant's reply to the Bank's response was filed. A date for the hearing of the application has not yet been fixed.

1.7 On 7 August 2005, an application was filed against the Bank in the Tel Aviv District Court for the approval of an action as a class action. The claim being made is that up until January 2003, the Bank did not credit its customers with the relative part of the commission amounts paid by them in respect of bank guarantees issued at their request, where the amounts of the guarantees were reduced before the end of the guarantee period.
The applicants maintain that the value of the claim exceeds NIS 2.5 million.

1.8 In February 2006 a request was submitted by a customer of the Bank in the Tel Aviv District Court to approve submission of a class action against the Bank, in an amount estimated by the petitioner at approximately NIS 300 million.

According to the petitioner, in the framework of sale of the said "Structured Products" to Bank customers the Bank does not disclose the full pricing and charges a hidden "commission" that is expressed in the Bank's financial margin on the transaction, which in the applicant's view contradicts the requirement for disclosure imposed upon the Bank in accordance with the law.

The group to which the requested class action relates, according to the claim, is all Bank customers that invested in various "structured products" marketed by the Bank, from January 1999 until January 2006, where the Bank did not disclose to them what allegedly should have been disclosed.

On 30 August 2006, the Bank filed a response to the application for the approval of the claim as a class action.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (1) (cont'd)

1.9 On 23 April 2006 an application was filed in the Jerusalem District Court to approve a class action against the Bank on the assertion that in consequence of a change in the classification of accounts that were managed at the Bank as "debitory current accounts" to "private commercial debitory current accounts", on 25 April 1999 or thereabouts, according to the applicant's assertion, without due disclosure to customers and in breach of the provisions of the account management terms and conditions agreement and the provisions of the law in such regard, the Bank changed the interest rate (the risk supplement component) and additional costs relating to the management of the account.

The amount of the class action has been estimated by the applicant in an amount of some NIS 45 million.

A response on behalf of the Bank has been filed.
A ruling was issued with the consent of both parties that approves rejecting the claim.

(2) Also, lawsuits were filed against the Bank, including applications for approval of class actions, as detailed below. According to Management of the Bank, based on the opinion of its legal advisor, it is not possible at this stage to estimate the chances of the claims and therefore no provision was recorded in the financial statements.

Following are the details of the legal claims:

2.1 On 12 September 2006, an application to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, Bank Hapoalim and the Israel Discount Bank. The amount claimed in the class action for which approval has been requested is NIS 7 billion, while in the body of the claim, it is contended that the damage to the claimed group amounts to NIS 10 billion. No specific sum of the amount of the claim has been clearly attributed to each respondent. According to the applicant, the respondent banks charged their customers with interest for unlinked shekel credit, a commission for credit allotment and fixed management fees with regard to debitory current accounts at identical rates and amounts, as a result of price coordination and a restrictive arrangement, which are prohibited under the Restrictive Trade Practices Law. The applicant is not a customer of the Bank but of the other banks, but is claiming that she suffered damages due to the Bank's being a party to the alleged restrictive arrangement. The remedy requested by the applicant is refund of the alleged over-charging to the respondent customers, who took unlinked shekel credit or a "retroactive reduction" of the aforementioned interest and commission rates that the respondent banks collected during the past decade. The Bank has not yet filed a response.

In the opinion of the Bank's management, which is based on the opinion of the Bank's legal advisors, at this preliminary stage it is not possible to estimate the chances for the request.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (2) (cont'd)

2.2 On 23 November 2006, a claim and a request to approve the claim as a class action were filed in the District Court at Jerusalem against the Bank and against Bank Hapoalim Ltd. and Bank Discount Ltd. The petitioners allege that in respect to credit to the household sector, the banks collected interest at a rate that is much higher than that collected from the commercial sector and from the business sector, this in spite of the fact that the risk in extending credit to the household sector is significantly lower than the risk for those sectors, and that this excessive interest rate derives from the exploitation of the low bargaining power of the household sector and from the monopolistic power of the respondents. The petitioners allege that the reference is to an infringement of the Restrictive Trade Practices Law, 1988, which prohibits the owner of a monopoly from abusing his position in the market, and that there is a real suspicion that the lack of competition among the respondents, regarding everything concerning the household sector, is the result of the restrictive arrangement among the parties.

The petitioners also allege that the interest rate is determined while misleading the consumers regarding the acceptable price for the credit service to the household sector, contrary to the provisions of the Consumer Protection Law, 1981 and the Banking Law, 1981.

The petitioners allege that the damage caused to them and the members of the group is the result of a multiplier of (1) the gap between the interest rate effectively collected and the fair interest rate that would have been determined for loans to the household sector in a competitive market, (2) the amounts of credit that each of the petitioners and members of the group took during the seven years preceding the filing of the claim.

The damage alleged by them is NIS 5,581 billion according to one method, and NIS 5,206 billion according to the second method, where out of this amount, the estimated damage attributed to the Bank's customers is at lest NIS 1,550 billion.

In the opinion of the Bank's management, which is based on the opinion of the Bank's legal advisors, at this preliminary stage it is not possible to estimate the chances for the request.

2.3 On 31 January 2007, a request was filed with the District Court at Tel-Aviv - Jaffa to approve a class action against the Bank, as well as against Bank Discount Ltd. and the First International Bank of Israel Ltd. One of the petitioners is, he alleges, a member of a provident fund which he claims is managed by the Bank and is under its ownership. The aforesaid petitioner alleges that the commissions being paid by the provident funds to the Bank in respect to transactions in securities are "excessive". According to his claim, damages have been caused to him and the other members due to the amount of commissions that were paid, beyond "reasonable and acceptable commissions that should have been paid". The amount being claimed in the class action from all of the respondents is NIS 200 million. The petitioners are appealing for various reliefs, among them determining a maximum limit for commission in accordance with "the appropriate rate", as well as to instruct the Bank to restore to the funds all of the commissions that it overcollected from the funds, in addition to appropriate interest.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (2) (cont'd)

In the opinion of the Bank's management, which is based on the opinion of the Bank's legal advisors, at this preliminary stage it is not possible to estimate the chances for the request.

(3) Following are details of requests for approval of class actions in material amounts that were submitted against Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank"). In the opinion of the Management of the Bank, based on the opinion of the Management of Leumi Mortgage Bank, which is based on the opinion of Leumi Mortgage Bank's legal advisors as to the chances of these proceedings, appropriate provisions have been included in the Financial Statements, insofar as required, to cover damages resulting from such claims:

3.1 A claim was filed with the Tel Aviv District Court and an application for approval as a class action against the bank based on the Banking Law (Customer Service), 1981, Regulation 29 of the Civil Procedures Regulations, 1984, and the Law for Supervision of Insurance Practices, 1981. The amount of the claim, whose approval as a class action was requested, is estimated by the petitioners at NIS 100 million.

The claim relates to the petitioners' arguments regarding the value of buildings for purposes of property insurance in the framework of loans taken out from Leumi Mortgage Bank. According to the petitioners, Leumi Mortgage Bank or its representative prepared an excessive valuation of the said building, resulting in overpayment of premiums by bank customers. In accordance with the decision of the District Court, the hearing on the claim will be deferred until the appeals discussed in paragraph 4.1 below are decided.

3.2 On 3 July 2001 an application was filed in the Tel Aviv District Court for approval of a class action based on the Banking Law (Customer Service), 1981, the Restricted Practices Law, 1988, and Regulation 29 of the Civil Procedure Regulations, 1984.

The class action is estimated by the petitioner at NIS 180 million as of the date of submission of the claim.

The subject of the claim is alleged overcharging by Leumi Mortgage Bank in respect of loans at variable interest. According to the petitioner, the interest according to which Leumi Mortgage Bank updates loans at variable interest is excessive and collected illegally based on misleading information to borrowers, a syndicate between the mortgage banks and other arguments.

In addition to the monetary claim, additional measures were requested including declarative measures and determination of various rights for borrowers in accordance with the loan agreement.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (3) (cont'd)

On 3 June 2003 the Court deferred the application for approval of the claim as a class action. On 23 September 2003 the petitioner appealed the said decision to the Supreme Court. On 30 June 2004 the Supreme Court decided to defer the continued hearing of the appeal in order to await a decision in the additional hearing regarding Regulation 29 of the Civilian Regulations, 1984 (5161/03) that was handed down on 1 September 2005. In summary, the decision states that although interpretive means may be utilized to convert Regulation 29 to an instrument for submission of class actions, such utilization is not appropriate, taking into consideration contingent outstanding legal procedures in the class action sector. Accordingly, the parties agreed to remove from the appeal the subject of Regulation 29.

On 12 March 2006, the Class Actions Law, 2006 (the "Law") was published. The object of the Law is to regulate uniform rules relating to the filing and conduct of class actions.

The Law stipulates that a class action shall not be filed, other than a claim detailed in the schedule to the Law or pursuant to an express statutory provision. The matters in respect whereof a class action may be filed on the basis of the Law include "a claim against a banking corporation in connection with a matter between it and a customer, irrespective of whether they entered into a transaction or not". The Law provides that in principle its provisions shall also apply to applications to approve a class action and to class actions that were pending before a court on the day the Law was published. At the same time, the Law repeals the provisions in the Banking Law (as well as in the Restrictive Trade Practices Law and in additional laws) that enable the filing of class actions. The Law also lays down provisions as to the prescription of causes of action that had not been established in specific arrangements that enabled the filing of a class action prior to its enactment (such as the arrangements pursuant to the Banking Law or the Restrictive Trade Practices Law) and that were included in applications to approve class actions that were submitted prior to the publication of the Law. On 24 April 2006 the Supreme Court ruled that the parties should submit their summations as to the applicability of the Law to the proceeding before it, and if the Law in fact applies - the implications of its application. A date for the hearing of the appeal has been scheduled for 15 October 2007.

3.3 On 7 July 2003 an application for approval of a class action was filed against Leumi Mortgage Bank and against the Director of Stamp Duty based on the Banking Law (Customer Service), 1981, and Regulation 29 of the Civil Procedure Regulations, 1984.

The petitioner argues that he received a loan from Leumi Mortgage Bank. According to the Law, Leumi Mortgage Bank was required to stamp the loan documents. Leumi Mortgage Bank charged the petitioner a higher amount than the required stamp duty according to the Law, calculated according to the total amount of the loan repayments, including interest in respect thereof, over the whole period of the loan. The correct amount of stamp duty should be calculated according to the amount of the loan without taking into account interest. Leumi Mortgage Bank presented misleading documents to the petitioner according to which the required stamp duty is the amount according to the Law.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (3) (cont'd)

The required procedure involves refund to the group of petitioners by Leumi Mortgage Bank and the Director of Stamp Duty the difference between the actual stamp duty and the amount claimed by the petitioners.

The amount of the class action whose approval is requested is estimated by the petitioner at NIS 100 million. Leumi Mortgage Bank has not yet filed a response to the request, and a date for a hearing has not yet been scheduled.

(4) Also, lawsuits were filed against Leumi Mortgage Bank, including applications for approval of class actions, as detailed below. According to Management of the Bank, based on the opinion of Management of Leumi Mortgage Bank, which is based on the opinion of Leumi Mortgage Bank's legal advisors, it is not possible at this stage to estimate the chances of the claims and therefore no provision was recorded in the financial statements.

Following are details of claims:

4.1 On 17 July 1997 an application for approval of a class action in an amount exceeding NIS 1 billion was filed with the Tel Aviv District Court against Leumi Mortgage Bank and against other mortgage banks in connection with collection of borrowers' life assurance and property insurance commissions.

Each of the petitioners took out a loan from the respondent mortgage banks. According to the petitioners, in the framework of taking out the loan, the respondent banks included them in life assurance or property insurance policies implemented through the banks and part of the insurance premiums reached the respondent banks in contradiction to the law.

On 17 November 1997 the Court decided that the claim cannot be heard as a class action according to the Banking Law (Customer Service), 1981, and the Restricted Practices Law, 1988. Accordingly, the Court dismissed the monetary claim.

Nevertheless, the Court decided that the claim can be heard in the framework of Regulation 29 of the Civil Procedure Regulations, 1984, only regarding claims for declaratory measures relating to periods before 10 May 1996. The Court decided that the cases that can be heard in this framework relate to the "restrictive arrangement and various insurance issues".

Appeals to the Supreme Court regarding these matters were submitted by Leumi Mortgage Bank, all other mortgage banks involved in the claim and the petitioners. In accordance with the decision of the Supreme Court, the District Court's decision was deferred. Accordingly, the claim will not be determined until the Supreme Court decides regarding all appeals filed.

On 1 September 2005 the Supreme Court handed down a judgement in which it was determined, in short, that although it was possible to utilize interpretive means to convert Regulation 29 into an instrument for submission of class actions, such utilization is not appropriate at this time, taking into consideration the legislative procedures underway in the field of class actions. On 12 March 2006 the Class Actions Law was published. For details of the Law, see in paragraph 3.2 above.

According to Management of the Bank, based on the opinion of Management of Leumi Mortgage Bank, based on the opinion of Leumi Mortgage Bank's legal advisors, at this stage it is not possible to estimate the chances of the appeals.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (4) (cont'd)

4.2 On 10 June 2003 an additional application for approval of a class action was filed against Leumi Mortgage Bank regarding alleged over-collection from borrowers who took out loans at variable interest. Although the application and the claim are stated unclearly, it appears that at least partial overlapping exists with the basic arguments raised in paragraph 3.2 above, the measures requested and the group of petitioners.

The amount of the class action requested is estimated by the petitioners at NIS 90 million.

In light of the (at least partial) overlapping between the application for approval of the class action reviewed here and the application for approval of the class action reviewed in paragraph 3.2 above, it was agreed between the parties to defer the process in the claim until after clarification of the appeal submitted in connection with paragraph 3.2 above. The Court was informed regarding this agreement and, accordingly, a response has not yet been submitted to the application for approval of a class action.

According to Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, based on the opinion of Leumi Mortgage Bank's legal advisors, in light of the preliminary stage of the process, the chances of the claim cannot be *estimated at this time.*

4.3 On 27 March 2006, an application was filed against Leumi Mortgage Bank in the Tel Aviv-Jaffa District Court to approve a class action with regard to an alleged overcharging of stamp duty.

The estimated amount of the class action against Leumi Mortgage Bank is asserted in the application to be NIS 22 million.

The application was filed by a person who took a loan from Leumi Mortgage Bank and who contends that Leumi Mortgage Bank charged customers who had taken loans from it, stamp duty in respect of the amount of the interest that is added to the loans. As is asserted in the application, the claim involves overcharging since Leumi Mortgage Bank should have only charged stamp duty in respect of the amount of the loan principal.

It should be noted that an application is pending against Leumi Mortgage Bank to approve a class action in an asserted amount of some NIS 100 million, that was filed against it and against the Director of Stamp Duty authorities on 7 July 2003, in which overcharging of stamp duty is also asserted, which it is contended was affected by charging stamp duty in respect of the interest component of the loan (see paragraph 3.3 above for further details of the matter). It is contended in the present application that it relates to a charge period that is different from that asserted in the application to approve a class action with regard to stamp duty that is already pending against Leumi Mortgage Bank. Leumi Mortgage Bank has not yet filed a response to the application for the approval.

According to Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, based on the opinion of Leumi Mortgage Bank's legal advisors, in light of the preliminary stage of the process, the chances of the claim cannot be estimated at this time.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (4) (cont'd)

4.4 On 2 December 2006, a request to approve a class action was filed with the District Court at Tel-Aviv-Jaffa against the Leumi Mortgage Bank and against the Migdal Insurance Company Ltd. ("Migdal") regarding the payments of partial life insurance compensation. The estimated amount for the class action, as claimed by the petitioner, is NIS 150 million.

The petitioner and his deceased spouse took out a loan from Leumi Mortgage Bank. According to what is alleged in the request: borrowers who took out a loan from the Leumi Mortgage Bank were able to join a life insurance arrangement for borrowers, in which the insurer is Migdal; numbered among the borrowers who joined the aforesaid life insurance are borrowers who, when an insurance event occurred, received partial insurance compensation at a rate lower than the amount of the insurance and of the balance of the loan; contrary to the amount actually paid, Leumi Mortgage Bank and Migdal promised to pay the insured-borrower parties, as stated "insurance compensation at the rate of the loan balance that is due or at the rate of the amount of insurance (the lower among them)" - so alleges the petitioner.

According to Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, based on the opinion of its legal advisor, in light of the preliminary stage of the process, the chances of the claim cannot be estimated at this time.

(5) An indictment was in March 2007 against the Bank, Leumi L.P. Ltd. (formerly Leumi-Pia Trust Management Co. Ltd.), Leumi Management Ltd. (formerly Psagot Managers of Mutual Funds - Leumi Ltd.) and Leumi Securities and Investments Ltd. (formerly Psagot Ofek Investment House Ltd.), subsidiaries of the Bank, and against a number of employees of the Bank and of the said companies at the time of the offence attributed to them, in respect of a breach of section 82 of the Joint Investment Trust Law, 1984 in its form at the time of the alleged offence, together with section 29(b) of the Penal Law, 1977.

In the opinion of the Management of the Bank, which is based on the opinion of the Bank's legal advisors, at this preliminary stage it is not possible to estimate the chances for the procedure.

J. The Bank is a guarantor for part of the members of the provident funds that were managed by Leumi Provident Ltd., which operations were sold to Prizma Provident Funds Ltd. ("Prizma"). The guarantee secures the repayment of the amounts of the original principals that were deposited which, at 31 December 2006, amounted in nominal values to NIS 3,619 million (31 December 2005 - NIS 9,470 million). The value of the assets of the aforesaid Funds as of 31 December 2006, amounted to NIS 13,111 million. This guarantee only applies to those members who joined the aforesaid provident funds as of 31 August 1994, upon the elapse of three years from their joining. In addition, this guarantee does not apply to deposits in accounts that were opened commencing 22 January 2007. The amounts accumulated in the provident funds credited to the aforesaid members and that are lower than the total of their nominal deposits are about NIS 409 thousand as of 31 December 2006. The fair value of the above liabilities as of 31 December 2006 is immaterial.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

J. (cont'd)

Prizma undertook that against the aforesaid liability, that in the event the guarantees, or any part of them are realized, it will pay the Bank participation in an amount that is not to exceed NIS 35 million annually, where this amount is linked to the Israeli CPI dated 30 October 2006 - and until the payment date. A participation amount that is not utilized in a certain year will not be carried forward to future years.

K. According to by-laws of the provident fund of the employees of the Bank, and in order that the fund will always have sufficient cash to pay the benefits to its members, the Bank is committed to advance to the fund any amount it may require from time to time for the payment of amounts due to members of the fund in accordance with its by-laws, on the condition that such advances are to be repaid to the Bank from the first amounts received by the fund from any source. For this purpose, the Bank was authorized by the fund to retain and to maintain amounts to be received by the fund from members' payments, from the Bank's payments and from any other source.

L. Subsidiaries of the Bank which serve as trust companies, as well as a number of banking subsidiaries, perform trust operations. Such operations include, mainly, trusteeship over funds, securities and real estate; the handling of donations, gifts and bequests; acting as agent in regard to deposits and loans; handling of share transfers; and management of investment accounts. Some of these companies also act as trustees for debenture holders and for mutual funds.

M. **Letters of indemnity**

(1) The Bank has undertaken to indemnify the underwriters and the distributors in Europe of an offer for sale and issue of securities of the Bank according to prospectuses published in 2003 (hereinafter – "the prospectuses") for any amount (with the addition of expenses) that they will be required to pay according to a Court ruling or a compromise to which the Bank will agree, as a result of any misleading item in the prospectus or the omission of any item which is likely to be important to a reasonable investor contemplating the purchase of securities offered according to the prospectus or as a result of a claim under the Securities Law, 5728-1968, the cause of action of which is inherent in or derives from the prospectus, on condition that the claim is related to and/or derives from the Bank's acts of commission or omission (no limit was determined for these indemnities).

The Bank has undertaken in advance to grant indemnification to directors and the other officers of the Bank in respect of monetary liability which may be imposed on them and in respect of reasonable legal expenses in connection with the prospectuses, the privatization of the Bank and in connection with the prospectuses and issues, guaranteed by the Bank, of the wholly owned subsidiary, Leumi International Investments N.V. (hereinafter -"LII") as from 1997. The overall maximum amount of the indemnification is not to exceed the gross proceeds from the sale offers and the issues, including the proceeds from the exercise of options or other convertible securities, the amount of NIS 569 million; in the event of privatization, it is not to exceed the gross proceeds received from the privatization (including proceeds from an issue by the Bank, if included in a prospectus in respect of the privatization, and proceeds from the exercise of options or other convertible securities); in the case of LII, the gross proceeds received (as of 31 December 2006, the amount of $ 1,088 million) and/or which will be received from issues of LII as from 1997.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

M. Letters of indemnity (cont'd)

(2) The Bank has undertaken in advance to provide indemnifications to Leumi Finance Co. Ltd., a fully controlled subsidiary (hereinafter – "the Company"), in order for it to carry out the indemnifications which the Company gave in respect of prospectuses for the issue of subordinated capital notes and debentures to the public, which the Company published in 2001, 2003 and 2005, to its directors and officers as well as to the lawyers of the issue, in respect of monetary liability that may be imposed on them for action taken within the scope of their duties as officers of the Company and/or within the scope of the services they provide the Company related to the prospectuses, and in respect of reasonable litigation expenses. The maximum indemnification is NIS 9.8 billion.

The Bank has also given indemnification to Leumi Leasing and Investment Ltd. in respect of amounts the latter may be required to pay according to the letter of indemnification which it issued to an employee of the Bank, who serves on its behalf as a director of Airport City Ltd., in excess of amounts which it is able to pay.

(3) The Bank has undertaken in advance to provide indemnification to two employees of the Bank in respect of monetary liability that may be imposed on them and reasonable litigation expenses in connection with their service as directors of Gambit Computer Communications Ltd. in which the Bank holds approximately 16.9% of the means of control. The maximum amount payable under the indemnification shall be the total amount of the directors and officers liability insurance policy of the Bank which existed on 1 July 1998 (including the amounts which may be reinstated under that policy). The maximum indemnification is NIS 200 million.

(4) The Bank has undertaken in advance to indemnify its officers as a result of fulfillment of their duties in the Bank and in subsidiaries and other companies on behalf of the Bank, and in respect of a list of events as accepted practice in the banking system in Israel including, inter alia, the regular course of business of the Bank, offerings to the public in the framework of a prospectus and reports to the public and to the statutory authorities. The actual fulfillment of the indemnity commitment is subject to the two following conditions being met: (1) The maximum amount of the actual indemnification to all officers of the Bank and of the subsidiaries, in respect of monetary liability which may be imposed on any of them and in respect of reasonable legal fees, in connection with the above events, will not exceed in aggregate 10% (ten percent) of the shareholders' equity of the Bank as defined in Directive 313 of the Supervisor of Banks, as stated in the last financial statements of the Bank published immediately prior to the date of the actual indemnification; and (2) The maximum amount of the actual indemnification does not impair the minimum capital requirement in accordance with Directive 311 of the Supervisor of Banks. The obligation for indemnification is also for reasonable litigation expenses paid subsequent to an investigation or proceeding that ended without an indictment being filed, and without a financial liability being imposed as an alternative to criminal proceedings, or that ended without a bill of indictment being filed but with a financial liability being imposed as an alternative to criminal proceedings for an infraction that does not require proof of criminal intent. The obligation for indemnification will be in effect only after exhaustion of the rights of the officer toward a third party (e.g. insurer). Also, the Bank undertook in advance to similarly indemnify the legal advisor to the Board of Directors of the Bank in respect of legal services provided to the Board of Directors, to the Bank and to the Directors as legal advisor to the Board of Directors.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

M. Letters of indemnity (cont'd)

(5) The Bank has undertaken in advance to indemnify the employees ranking assistant CEO and up that are not officers of the Bank and that have personal employment contracts ("the personal contract employees") with respect to the duties they fulfill with the Bank and in the subsidiaries and other companies on behalf of the Bank and in respect of a list of events as is the accepted practice in the banking system in Israel, similarly to the Bank's indemnity undertaking in paragraph (4) above. The actual fulfillment of the indemnity commitment is subject to the two following conditions being met: (1) The maximum amount of the actual indemnification to all the officers of the Bank, the officers of the subsidiaries and the personal contract employees, in respect of monetary liability which may be imposed on any of them and in respect of reasonable legal fees, in connection with the above events, will not exceed in aggregate 10% (ten percent) of the shareholders' equity of the Bank as defined in Directive 313 of the Supervisor of Banks, as stated in the last financial statements of the Bank published immediately prior to the date of the actual indemnification; and (2) The maximum amount of the actual indemnification does not impair the minimum capital requirement in accordance with Directive 311 of the Supervisor of Banks.

(6) The Bank is obligated to indemnify officers of Leumi France (former "Banque Leumi France") in respect of a list of events including, inter alia, the regular course of business of Leumi France, merger or split or liquidation of the business of Leumi France and transactions with interested parties. The conditions of the indemnification, including the maximum amount thereof, are as stated in paragraph (4) above.

(7) The Bank undertook in advance to indemnify the trustees of Bank Leumi le-Israel Employees Provident Fund Ltd. ("the Fund") (including one officer of the Bank), the CEO and the employees of the Fund, in respect of any monetary liability that is imposed on any of them and in respect of reasonable legal expenses relating to any past or future decision or action (including omissions) relating to the plan to dissolve the insurance fund of the Fund. The actual fulfillment of the indemnity commitment is subject to all the three following conditions being met: (1) The maximum amount of the actual indemnification to all the trustees, the CEO and employees of the Fund will not exceed, in aggregate, NIS 20 million, linked to the Consumer Price Index, beginning from 28 November, 2004 until the date of indemnification, (2) The maximum amount of the actual indemnification to all officers of the Bank, officers of the subsidiaries and employees of the Bank will not exceed, in aggregate, 10% (ten percent) of the shareholders' equity of the Bank as defined in Directive 313 of the Supervisor of Banks, as stated in the last financial statements of the Bank published immediately prior to the date of the actual indemnification; and (3) The maximum amount of the actual indemnification does not impair the minimum capital requirement in accordance with Directive 311 of the Supervisor of Banks.

(8) The Bank granted an exemption to officers of the Bank and to the personal contract employees from responsibility for damage as a result of breach of their duty of care toward the Bank. The Bank granted a similar exemption to the legal advisor to the Board of Directors in connection with the provision of legal services as stated in paragraph (4) above.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

M. Letters of indemnity (cont'd)

(9) The Bank committed to indemnify Yitzhak Suari Ltd. ("the consultants") in respect of any liability to pay to any third party in connection with their services provided to the Bank in excess of the amounts of the limitation of responsibility agreed between the parties (three times the amount of the professional fees) and committed to reimburse the consultants for reasonable expenses incurred by the consultants for legal consulting and representation, etc in connection with any claim, demand or other processes derived or related in any manner to services provided by the consultants to the Bank, all in respect of economic consulting services and accompaniment of the Bank's preparations for implementation of the reform in the capital market (maximum indemnification was not determined).

(10) The Bank committed to indemnify Goldman Sacks International ("Goldman Sacks") in respect of any liability or loss levied or incurred to them and in respect of legal and other expenses derived from a claim, procedure or investigation submitted against them by any third party (including shareholders in the Bank), all in connection with the appointment of Goldman Sacks as the Bank's financial consultant in connection with sale of the Bank's subsidiaries operating in the capital market (maximum indemnification was not determined).

(11) The Bank committed in advance to indemnify the underwriters to the Group's insurance policy (including banking, responsibility, directors and other offices and professional responsibility insurance) in respect of losses incurred as a result of application of the Israeli law on such policies relating to foreign subsidiaries of the Bank (maximum indemnification was not determined).

(12) The Bank committed to indemnify Tali Basket Certificates Ltd. (formerly Ofek Leumi Financial Instruments Ltd.) and Tali Foreign Currency Ltd. (formerly Psagot Ofek Financial Products Ltd.) (jointly hereinafter: "the companies") in respect to indemnifications that the companies granted to their officers. In a case where the companies will be obligated to indemnify the recipients of the indemnification pursuant to the indemnity letter that they granted, the Bank will pay the companies any amount exceeding the amounts that were paid and/or will be paid by the companies, and this only in respect to actions or deeds that occurred prior to the consummation of the sale of the companies by the Bank. The exercise of the liabilities for actual indemnification is contingent on the occurrence of the following cumulative conditions: (1) the amounts of the realized indemnities pursuant to the indemnity letters of the companies and the amounts of the realization of the other indemnity letters to the Bank's officers and other employees of the Bank, cumulatively, will not exceed 10% (ten percent) of the Bank's shareholders' equity, as it is defined in directive 313 to the Directives of the Supervisor of the Banks, and (2) the payment of the amounts of the actual realization of the indemnities will not impair the minimal capital ratio that is required pursuant to directive 311 to the Directives of the Supervisor of the Banks.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

M. (cont'd)

(13) The Bank committed to indemnify York Global Finance I Pte. Ltd. and corporations on its behalf that carried out the acquisition (jointly hereinafter: "the buyer") in the framework of the transaction for the sale of the activities and the share capital of the member companies of the Psagot Ofek group, which was carried out subsequent to the reform in the capital market. The indemnity is in respect of any direct damage (net of any tax advantage) that will result to the buyer as a consequence of the claims by third parties that are attributed to the period prior to the date on which the transaction was consummated, from the breach of specific representations that were provided in the agreement, from the matters that are the object of the investigation by the Securities Authority regarding the distribution of trust funds (the indemnity in this case will also apply to the damage caused by any of the employees and/or executives of the buyers) and from the tax liability that refers to the period preceding the date on which the transaction was consummated, where the indemnity in respect to tax liabilities is directly imposed on the holders of units in the trust funds is stipulated on the issuance of a verdict or a definitive

decision by a court and/or a competent authority, pursuant to which the sellers, or one of them, must bear these liabilities (maximum indemnification was not determined).

In addition, the Bank committed to guarantee the financial liabilities of the member companies of the Psagot Ofek group (the sellers) toward the buyer in accordance with the sale agreement.

(14) The Bank committed to indemnify Promontory Financial Group LLC ("Promontory") in respect to a liability or loss that will be imposed on or realized by them, as well as in respect to legal and other expenses stemming from a claim that will be filed against them by any third party whatsoever in connection, among others, with actions by the Bank, Bank Leumi USA, a potential buyer of the Bank, their employees or officers, that stems from the Promontory's services as a consultant for the strategic matters of the Leumi Group USA. maximum indemnification was not determined; however it is restricted to amounts that exceed the amount of the professional fees that were paid by the Bank to Promontory.

(15) The Bank committed to indemnify its employees and officers and those of the subsidiaries Psagot Trust Funds Managers-Leumi, Psagot Ofek and Leumi Pia (which is in light of the indemnity that the Bank gave to the buyers of the businesses of the aforesaid companies), for everything concerning civil or other proceedings, from which they will come out as being innocent, or where a bill of indictment will not be filed against them, or if the proceedings against them in connection with the investigation by the Securities Authority, regarding the matter of granting favors in connection with the distribution of Trust Funds end without a bill of indictment being filed against them, and without any financial liability being imposed on them as an alternative to criminal proceedings (as implied by this term in section 260 to the Companies Law, 1999), or in the event they will be acquitted of the criminal charges attributed to them.

(16) The Bank committed to indemnify Harel Insurance Ltd. ("Harel"), in accordance with a transaction for the sale of five provident funds managed by Leumi Provident Ltd., in the event a financial liability will be imposed on Harel in respect to the commitment to pay sale grants to employees and/or in connection with the examination by the Securities Authority

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

M. (cont'd)

(17) From time to time, and according to the customary terms and circumstances for banking transactions, it is the Bank's practice to provide restricted letters of indemnity and for an unrestricted period, all of which is in the Bank's ordinary course of business. Among others, these letters of indemnity are extended in the framework of agreements that were reached with S&P and NSA for the use of securities indices issued by them in the framework of the structured products issued by the Bank.

N. **Union Bank of Israel Ltd.**

(1) The Government of Israel and the Bank undertook to indemnify the group of investors acquiring control of Union Bank of Israel Ltd. (hereinafter - "Union Bank") in respect of exceptional events which took place in the past at Union Bank. The ceiling established for the total indemnification will not exceed NIS 41 million (U.S.$ 8.9 million) and the Bank's share is NIS 17 million (U.S.$ 3.7 million).

(2) On 18 November 1999 the Bank entered into an agreement ("the agreement") with Shlomo Eliahu Holdings Ltd. ("Eliahu"), Sherodar Assets Ltd. ("Sherodar") and Y. Landau Holdings (1993) Ltd.("Sherodar") (hereinafter – "the controlling group"). Under the terms of this agreement, the Bank was granted a put option (hereinafter – "the put option") for the sale to the controlling group, and the controlling group was granted a call option (hereinafter – "the call option") for the purchase from the Bank of all of the holdings of the Bank in Union Bank - 5,703,618 shares of NIS 0.01 each par value, comprising some 11.5% of the issued and paid up share capital of Union Bank, as at 31 December 2003.

Under the terms of the agreement, the price of the put option is the price reflecting the proportionate part of the shareholders' equity, in accordance with the last relevant financial statements of Union Bank published before exercise of the option ("the determining financial statements") with the addition of linkage increments and interest at the rate of 5% per annum from the end of the period to which the determining financial statements relate until the date of exercise of the put option ("exercise price of the put option"), subject to certain adjustments. The exercise price of the call option under the terms of the agreement is equivalent to the exercise price of the put option plus 5%, subject to certain adjustments.

On 17 November, 2003 the Bank exercised part of the Put option, regarding the part of Eliahu only, for sale of 1/3 of the Bank's shares in Bank Igud (approximately 4% of the share capital of Bank Igud), in the framework of the agreement and in accordance with the parties thereto. After receipt on 30 May, 2004 of the Supervisor of Bank's approval to Eliahu to acquire from the Bank 3.85% of the share capital of Bank Igud, on 3 June, 2004 Eliahu acquired from the Bank 1,901,206 ordinary shares of Bank Igud in consideration for NIS 41.7 million.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

N. Union Bank of Israel Ltd. (cont'd)

(2) (cont'd)

Concurrently, on 17 November 2003 an agreement was signed between the Bank, Sherodar and Landau ("the extension agreement") on the extension of the period of the put option and the call option in the agreement relative to the balance of shares of Union Bank held by the Bank ("the balance of the shares"), for a period until 17 November 2010, at a price and with conditions fixed in the extension agreement. In accordance with the extension agreement, the exercise price of the put option regarding the balance of the shares will be as stated in the agreement, but not less than a price reflecting the proportionate shareholders' equity of Union Bank according to the reviewed financial statements of Union Bank for the period ended 30 June 2003, with the addition of linkage differences and interest at the rate of 2% per annum from 1 July 2003 until the date of the determining financial statements and with the addition of linkage and interest at the rate of 5% per annum from the end of the period to which the determining financial statements relate until the date of exercise of the put option, and subject to certain adjustments and deductions. Also, the extension agreement states that the exercise price of the call option regarding the balance of the shares will be equivalent to the price stated in the extension agreement for exercise of the put option with the addition of 7.5% and subject to certain adjustments and deductions.

The shareholders' equity of Union Bank as of 30 June 2003 was NIS 1,117 million. In the event of transfer of control in Union Bank, different adjustments will be made in respect of exercise price of the options regarding the balance of the shares, on the basis of the financial statements of Union Bank for the quarter in which the options were exercised and as stated in the extension agreement.

O. Credit Cards

(1) In the Israel Credit Cards Ltd. (hereinafter - "ICC") ownership separation agreement between Leumi Financial Holdings Ltd. (a company wholly owned by the Bank) (hereinafter - "Leumi Holdings") and Israel Discount Bank Ltd. (hereinafter - "Discount Bank") that was signed on 3 January 2000, Leumi Holdings undertook to indemnify Discount Bank for various amounts that ICC and/or Diners Club Israel Ltd. (hereinafter - "Diners") might be obligated to pay for defined events, including for legal claims according to a defined list (including class actions). The indemnity is limited in amount to the consideration paid within the context of the transaction, plus the company's share in the dividend distributed on 4 January 2000, adjusted for certain deductions to be determined (where this amount is linked and bears interest as stated in the ownership separation agreement) and payment thereof is subject to various terms and conditions that were determined, as provided in the ownership separation agreement. The maximum indemnification in this item as of 31 December, 2006 is NIS 694 million.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

O. Credit Cards (cont'd)

(2) On 6 September 2001, the Bank and Leumi Card filed an application with the Antitrust Tribunal to approve a restrictive arrangement with regard to interchange fees that would be paid by those using the acquiring services to the issuers at rates and upon terms and conditions that were agreed upon in an agreement executed between the Bank, Leumi Card, Israel Discount Bank Ltd., ICC, and International Bank (hereinafter - "the agreement") and also an application for grant of a temporary permit to operate pursuant to the agreement. After receipt of the General Director's recommendations of 7 September 2001, on 9 September 2001 the Antitrust Tribunal granted a temporary permit as aforesaid. Various objections were filed with the Antitrust Tribunal on the part of various marketing chains to the approval of the restrictive arrangement and they also filed objections to the grant of the temporary permit and applications to set aside the provisional temporary permit. On 22 December 2002 the Antitrust Tribunal granted a temporary permit for the agreement.

The average interchange fee, as fixed in the agreement, was reduced in comparison with the average interchange fee fixed in the General Director's approval, and the differences in interchange fees between the various categories of businesses were reduced.

On 31 August 2006, a decision was rendered by the Antitrust Tribunal regarding the question of determining the appropriate methodology for calculating the cross commission (the issuer's commission) ("the decision"), in the framework of the request to approve the restrictive arrangement.
In the decision, the Tribunal rejected the claims of those requesting approval of the arrangement (the credit card companies and the banks controlling them) and determined that, as a rule, when the cross commission is calculated it is necessary to take the following components into account: the cost for approving the transaction, the cost for securing the payment and the cost for financing the credit. Regarding the categories used in the cross commission rates, the Tribunal determined, contrary to the position of the credit card companies and the banks requesting the approval, that in determining the categories it is necessary to take into consideration the costs in securing the payments for the various transactions and in deriving profit from securing the payment.

In its decision, the Tribunal determined that the rate for all of the costs comprising the issuer's commission must be determined by an outside and independent expert, based on the relevant data furnished to him.

On 1 February 2007, the Bank, Leumi Card and the others requesting the approval appealed the decision by the Supreme Court. A hearing on the appeal was set for 28 May 2008.
On 30 October 2006, an arrangement was reached between Isracard Ltd., Leumi Card Ltd. and Israel Credit Cards Ltd., and the banks controlling one of these companies, to regulate the cross-clearing for the Visa credit card and Mastercard ("the arrangement"). For the first time, the arrangement, which is in force for six and a half years, allows cross-clearing for the Visa and Mastercard brand names by the three major credit card companies in Israel, as distinguished from the cross-clearing arrangement as practiced until then which only arranged the Visa segment.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

O. Credit Cards (cont'd)

The arrangement, inter alia, includes determinations regarding the issuer's commission rates, the blueprint for the gradual reduction in the issuer's commission over the term of the arrangement, and the gradual reduction in the categorical structure as currently practiced in relation to the rate for the issuer's commission.

Further, the arrangement includes an outline, pursuant to which, at the end of the arrangement, the parties will act should they request to continue the cross-clearing among them, as well as the principles that were designated to assure that fair competition is maintained and the preclusion of cross-subsidizing of the competition between the credit card companies.

On 30 October 2006, the arrangement was submitted for approval by the Antitrust Tribunal and for the receipt of a provisional permit. Simultaneously, an urgent request was filed with the Antitrust Tribunal, with the approval of the Antitrust commissioner, to grant a provisional permit, pursuant to which it will be possible to conduct cross-clearing pursuant to the principles of the arrangement. On October 31, 2006, the Antitrust Tribunal decided to grant a provisional permit for the arrangement. In addition, the Tribunal notified that in light of the consent of the parties, it intends to grant a provisional permit until May 31, 2008, or until a decision is reached on the request to approve the restrictive arrangement, whichever is earlier. A decision has not yet been reached by the Tribunal regarding the provisional permit. Simultaneously, on 15 January 2007, requests were filed on behalf of the various communications companies to delay the decision regarding the provisional permit.

On 18 December 2006, Clalit Health Services filed its objection to the approval of the arrangement with the Antitrust Tribunal.
On 15 February 2007, the various marketing chains and communications companies filed their objections with the Antitrust Tribunal to the approval of the arrangement.

The total for the issuer's commissions received by the Bank in 2006 amounted to NIS 64 million, as compared with NIS 59 million during the corresponding period in the prior year.

(3) As a result of the announcement of Leumi Card regarding collection of new commissions from card holders, the representative of the General Director approached Leumi Card on 28 January 2002 with a request for receipt of detailed documents, data and information (hereinafter - "the information") regarding collection of these fees. All the information requested by the General Director was submitted by Leumi Card to the Authority as requested.

(4) In the framework of issuance of Leumi Visa credit cards to Bank customers, the Bank offered to part of its customers membership in "the faithful traveler" club, a joint club of Leumicard and El Al, without payment of membership fees to the club. As a result of a technical problem, approximately 3,500 of these customers were charged membership fees.

Upon ascertaining the error, the Bank acted to locate all of the customers in order to credit their account in the amount of the charge with the appropriate addition. In March 2002 the Supervisor of Banks informed the Bank that the relevant material in this regard was transmitted to the State Attorney in order to consider the need to open a police investigation in this regard.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

O. Credit Cards (cont'd)

(5) The Bank committed toward Visa International to take full responsibility for appropriate implementation of Leumi Card in accordance with all provisions and requirements included in the Articles of Visa International as in effect from time to time, to implement all required activity in order to fulfill this commitment and to inform Visa International immediately in writing regarding any material change in the agreement between the Bank and Leumi Card.

(6) In the regular course of business, legal claims were submitted against Leumi Card including requests for approval of class actions. According to management of the Bank, based on the opinion of management of Leumi Card that is based on the option of Leumi Card's legal advisors regarding the chances of the claims, including the requests for approval of class actions, the financial statements include appropriate provisions as required to cover damages resulting from such claims.

P. On 22 July, 2004 an option agreement was signed between the Bank and Africa Israel Properties Ltd. in the framework of which the Bank was granted the right to acquire in an allocation 5% of the shares of Africa Israel Properties Ltd. On 29 December, 2005 the Bank exercised, through Leumi & Co. Investment House Ltd. (to which the Bank's rights were endorsed according to the option agreement), the option and acquired 631,579 ordinary shares of NIS 1 par value each of Africa Israel Properties Ltd. in consideration for NIS 78 million.

In the framework of the agreement, Leumi & Co. was granted a Put option to sell its shares in Africa Israel Properties Ltd. to Africa Israel, subject to fulfillment of both of the following conditions: (1) The Bank sold all of its shares in Africa Israel; and (2) the shares of Africa Israel Properties Ltd. were removed from trading on the Tel Aviv Stock Exchange. The Put option may be exercised by Leumi & Co. at any time as from the date on which the Bank sold its shares in Africa Israel and until the end of six months from this date ("the period of the Put option"). The exercise price of the Put option will be determined according to a valuation that will be prepared and certain adjustments.

Also in the framework of the agreement, in the event that Leumi & Co. becomes entitled to exercise the Put option and Leumi & Co. decides not to exercise the option, Africa Israel will be granted a Call option to acquire from Leumi & Co. all of its holdings in Africa Israel Properties Ltd., at any time until the end of three months from the end of the period of the Put option. The exercise price of the Call option will be determined according to a valuation that will be prepared and certain adjustments and with the addition of the equivalent of 7.50% of the above mentioned amount.

Also in the framework of the agreement, as long as Leumi & Co. holds a number of shares of Africa Israel Properties Ltd. equivalent to the number of shares in the option, it will be entitled to appoint one director on the Board of Directors of Africa Israel Properties Ltd.

The agreement also states that since on 21 September, 2004 Africa Israel Properties Ltd. published a prospectus offering the public, *inter alia*, shares of the company, Leumi & Co. imposed on itself not to sell shares of Africa Israel Properties Ltd., except in accordance with the restrictions of the Tel Aviv Stock Exchange Ltd. In accordance with Stock Exchange regulations, the shares acquired by Leumi & Co. in the name of a trustee that will act as trustee for Leumi & Co. during the restricted period for purposes of holding the shares derived from exercise of the option, in accordance with a trusteeship agreement from 27 September, 2004.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

Q. The parliamentary committee of Enquiry Regarding the Tracing and Return of Property of Holocaust Victims (the "Committee") published its final report in January 2005, which also includes a section regarding Leumi. What emerged from the report is that assets of Holocaust victims that were deposited with the Anglo-Palestine Bank were transferred, pursuant to the law that was in force during that period, to the Custodian of enemy property of the British government, or were returned to eligible parties, or were transferred to the Administrator General. Nevertheless, it was recommended in the report, to revalue the money, for the period it was held in the past by the Bank, to real values. The Bank has made provisions in an amount of NIS 39 million to cover its basic liability that was mentioned in the report.

On 3 January 2006, the Law for The Assets of Holocaust Victims (Restitution to Heirs and Endowment for the purpose of Assistance and Commemoration), 2006, came into force which prescribes that whoever is holding in Israel assets of Holocaust victims (as these terms are defined by law) is obligated to transfer them to a special company established for this purpose, together with linkage differences and interest, the rates for which will be determined by a revaluation committee that was established by force of the law. The revaluation committee's report was delivered to the Bank on 12 March 2007, and the Bank is studying the implication of its contents.

R. **Acquisition of a TBC Bank in Georgia**

On 24 January 2007, a Term Sheet was signed between the Bank and TBC Bank, of Georgia, ("TBC") and the controlling shareholders in TBC, under which the Bank may purchase shares representing 20% of the share capital of TBC when fully diluted (except for dilution in respect of management options). In respect of the shares to be allotted, the Bank is expected to inject capital into TCB in the amount of some US$ 40 million.

The agreement between the parties is subject to the signature of a detailed agreement between the parties and to the signature of a shareholders' agreement between the shareholders of TBC under which the regular rights for the protection of minority shareholders will be granted to the Bank.

Completion of the transaction is subject to pre-conditions, including the approval of the Board of Directors of the Bank, completion of due diligence examinations and the receipt of regulatory approvals in Georgia and Israel.

S. Regarding transactions implemented by the Bank as a result of the reform in the capital market see Notes 6(c)(2) and 31.

Note 19 - Interested and Related Parties of the Bank and its Subsidiaries

A. General

As from 31 October 1993 the State of Israel is a shareholder of the Bank. On 31 December 2006 the State held 11.94% of the Bank's issued share capital and in full dilution 11.26% (31 December 2005 – 14.79%) as well as 19.78% of the voting rights (18.66% in full dilution). The Bank is exempt from presenting the balances of the State and of companies under its control and accordingly these balances are not presented below.

Following is a description of the decrease in the holdings of the State in the Bank in 2005–2006:

On 24 November 2005 ("the date of the sale") the State sold to Barnea Investments B.V. ("Barnea") 9.99% of the Bank's capital. Of the shares acquired, shares constituting 4.99% of the Bank's shares are held in trust, and Barnea and the trustee signed legal empowerment authorizing the Committee appointed in accordance with Section 12 of the Bank Shares Law in the Arrangement (Interim Regulation), 1993 ("the Committee"), including any entity replacing the Committee in this role as determined in accordance with the said Law, or any other individual authorized by the Minister of Finance (1) to participate in all meetings of the Bank and to vote therein in accordance with the said shares and (2) to exercise the right to appoint directors in respect of all of the shares of the Bank held by Barnea.

Also, the State granted to Barnea an option to acquire an additional 10.01% of the Bank's capital in accordance with conditions provided in the option signed between the State, M.I. Assets Ltd. and Barnea on 23 November 2005 ("the option"), subject to, *inter alia*, receipt of all required approvals and permits for acquisition of the shares and the control in the Bank from the Bank of Israel and from other relevant regulatory authorities in Israel and abroad. The option, which is in effect as from the date of the sale, may be exercised 180 days from the date of the sale, subject to extension of up to 12 months. On 24 May 2006 M.I. Assets Ltd. notified the Bank that a request had been received from Barnea on the same day to extend the aforementioned exercise period by an additional 12 months until 24 May 2007, and that in its request Barnea stated, *inter alia*, that it had submitted a request to Bank of Israel for a permit to control the Bank. On 6 July 2006 M.I. Assets Ltd. announced extension of the option's exercise date until 24 May 2007. The option will expire, *inter alia*, in the event that the rate of the shares held by Barnea constitutes less than 7.5% of the issued share capital of the Bank, as a result of a transfer of shares by Barnea (whether shares held directly by Barnea or shares held by the above mentioned trustee).

Regarding sale of shares by the State to employees in 2006, see Notes 13 and 15(E), above. Regarding issuance of options by the Bank to employees in 2006, see Note 15(D), above.

As of the date of approval of the financial statements, the State holds 11.94% of the Bank's issued share capital (fully diluted 11.26%) and 19.78% of the voting rights (fully diluted 18.66%).

On 31 December 2006 Shlomo Eliahu Holdings Ltd. and its subsidiaries and related parties ("the Eliahu Group") held 9.9969% of the Bank's issued capital and voting rights, (fully diluted – 9.43%).

On 31 December 2005 the Eliahu Group held 9.98% of the Bank's issued share capital. On 19 January 2006 Eliahu Insurance Company Ltd. acquired 194,131 ordinary shares and the Eliahu Group's holding returned to 9.9969%.

On 31 December 2006 and 31 December 2005, Otzar Hityashvuth Heyehudim Ltd., together with J.C.T. Trust Ltd., held 5.07% of the Bank's issued capital and voting rights, (fully diluted – 4.78%).

Note 19 - Interested and Related Parties of the Bank and its Subsidiaries (cont'd)
Reported Amounts
B. Balances on consolidated basis
31 December 2006

	Interested						Related parties of the Bank			
	Shareholders		Directors and CEO (a)(b)		Others (f)		Unconsolidated subsidiaries		Others (g)	
	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)
	NIS millions									
Assets										
Securities (d)	88	88	-	-	116	116	-	-	425	425
Credit to the public	3	3	2	2	-	-	843	864	4,452	5,330
Investments in companies included on equity basis (d)	-	-	-	-	-	-	1,251	2,064	-	-
Other assets	-	52	-	-	-	4	1	2	22	34
Liabilities										
Deposits of the public	93	105	11	14	-	-	47	771	2,682	6,143
Deposits from banks	-	-	-	-	11	12	-	-	-	-
Debentures, bonds and subordinated notes	-	-	-	-	-	-	-	59	243	819
Other liabilities	-	3	-	-	1	1	1	4	14	56
Credit risk in off-balance sheet items (e)	4	142	3	3	130	130	14	268	2,013	2,473

(a) Including their spouses and minor children and companies controlled by them.
(b) As at 31 December 2006 the directors and CEO held Bank shares with a par value of NIS 193,460, and 279,303 options exercisable into Bank's shares.
(c) The highest balance based on end-of-month balances.
(d) For details, see Note 3 Securities and Note 6 Investments in companies included on the equity basis.
(e) Credit risk in respect of off-balance sheet financial instruments as calculated for purposes of per borrower debt limitations.
(f) Including other companies controlled by interested parties and affiliated companies.
(g) Including balances of provident funds, advanced study funds (and also, in the highest balance, and mutual funds).

Note 19 - Interested and Related Parties of the Bank and its Subsidiaries (cont'd)

Reported Amounts

B. Balances on consolidated basis (cont'd)
31 December 2005 (h)

	Interested						Related parties of the Bank			
	Shareholders		Directors and CEO (a)(b)		Others (f)		Unconsolidated subsidiaries		Others (g)	
	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)
	NIS millions									
Assets										
Securities (d)	81	81	-	-	93	93	-	-	18	18
Credit to the public	-	661	1	2	-	-	323	323	5,330	5,428
Investments in companies included on equity basis (d)	-	-	-	-	-	-	2,064	2,064	-	-
Other assets	-	1	-	-	4	4	1	1	34	34
Liabilities										
Deposits of the public	48	157	14	19	-	166	90	90	6,143	8,194
Deposits from banks	-	-	-	-	12	13	-	-	1	18
Debentures, bonds and subordinated notes	-	-	-	-	-	146	-	-	819	892
Other liabilities	3	5	-	-	-	7	2	2	56	56
Credit risk in off-balance sheet items (e)	142	142	3	5	93	110	221	225	2,473	3,559

(a) Including their spouses and minor children and companies controlled by them.
(b) As at 31 December 2005 the directors and CEO held Bank shares with a par value of NIS 60,547.
(c) The highest balance based on end of months balances.
(d) For details, see Note 3 Securities and Note 6 Investments in companies included on equity basis.
(e) Credit risk in respect of off-balance sheet financial instruments as calculated for purposes of per borrower debt limitations.
(f) Including other companies controlled by interested parties and affiliated companies.
(g) Including balances of provident funds, advanced study funds and mutual funds.
(h) Restated.

Note 19 - Interested and Related Parties of the Bank and its Subsidiaries (cont'd)

Reported Amounts

C. Condensed results of operations with interested and related parties

	2006				
	Interested parties			Related parties held by the Bank	
	Shareholders	Directors and CEO	Others	Companies included on equity basis	Others (c)
	NIS millions				
Net interest income (expense) before provision for doubtful debts (a)	(15)	-	(2)	10	95
Operating and other income	-	-	49	12	655
Including management and service fees	-	-	-	-	637
Operating and other expenses (b)	-	(23)	1	13	2
Total	(15)	(23)	48	35	752

	2005				
	Interested parties			Related parties held by the Bank	
	Shareholders	Directors and CEO	Others	Companies included on equity basis	Others (c)
	NIS millions				
Net interest income (expense) before provision for doubtful debts (a)	28	-	(21)	(41)	(105)
Operating and other income	-	-	44	48	674
Including management and service fees	-	-	-	-	661
Operating and other expenses (b)	-	(21)	(4)	(12)	-
Total	28	(21)	19	(5)	569

(a) See details under E below.
(b) See details under D below.
(c) Including balances of provident funds, advanced study funds and mutual funds.

Note 19 - Interested and Related Parties of the Bank and its Subsidiaries (cont'd)
Reported Amounts

D. Benefits to interested parties

	2006		2005	
	Directors and CEO		Directors and CEO	
	Total benefits	Number of recipients	Total benefits	Number of recipients
	NIS millions		NIS millions	
Interested parties employed in the Bank or on its behalf (a) (b)	14	2	10	2
Directors not employed in the Bank or on its behalf (a)	(c) 3	16	(c) 3	17

(a) Directors and officers have been insured by the Bank under a policy for insuring the liability of directors and other officers of the Bank, subsidiaries and companies included on equity basis. The aggregate insurance premium amounts to NIS 6,443 thousand (2005 - NIS 7,587 thousand).

(b) Does not include VAT on salaries.

(c) The amounts in NIS thousands: NIS 3,477 thousand in 2006 compared with NIS 2,998 thousand in 2005.

Note 19 - Interested and Related Parties of the Bank and its Subsidiaries (cont'd)

Reported Amounts

E. Results net interest income (before provision for doubtful debts) on transactions by the Bank and subsidiaries with interested parties and related parties

	2006		2005 (b)		2004 (b)	
	Total Consolidated	**Including companies included on equity basis**	Total consolidated	Including companies included on equity basis	Total consolidated	Including companies included on equity basis and unconsolidated subsidiaries
	NIS millions					
a) Income on assets						
Credit to the public	**285**	**27**	313	23	301	37
Deposit with banks	-	-	-	-	1	-
b) Expenses on liabilities						
Deposits of the public	**(74)**	**(11)**	(301)	(1)	(169)	(50)
Debentures and subordinated notes	**(14)**	**(1)**	(63)	-	(55)	(30)
c) Income on derivative financial instruments						
Net income (expenses) in respect of ALM derivatives	**(102)**	**(5)**	(24)	3	66	3
Net income in respect of other derivative instruments	-	-	-	-	7	-
d) Other						
Financing commissions	**3**	-	6	1	7	2
Other financing expenses	**(10)**	-	(70)	(67)	-	-
Net interest income (expense) before provision for doubtful debts	**88**	**10**	(139)	(41)	158	(38)

(a) Including balances of provident funds and advanced study funds.

(b) Restated.

Note 20 - Net Interest Income Before Provision for Doubtful Debts

Reported Amounts

	2006	2005	2004
	NIS millions		
A. Income on assets (a)			
Credit to the public	**7,863**	13,525	9,558
Credit to governments	**(8)**	101	25
Deposits with Bank of Israel and cash	**(34)**	111	202
Deposits with banks	**(464)**	1,383	355
Debentures	**417**	3,101	1,508
Total income on assets	**7,774**	18,221	11,648
B. Expenses on liabilities (a)			
Deposits of the public	**(2,087)**	(10,173)	(5,948)
Deposits from governments	**(42)**	(199)	(84)
Deposits from Bank of Israel	**(44)**	(5)	(8)
Deposits from banks	**(84)**	(288)	(272)
Debentures, bonds and subordinated notes	**(476)**	(1,172)	(481)
Total expenses on liabilities	**(2,733)**	(11,837)	(6,793)
C. Income on derivative financial instruments			
Ineffective part of hedge ratio (b)	**(1)**	(5)	12
Net income (expenses) in respect of ALM derivatives (c)	**1,077**	(599)	836
Net income in respect of other derivatives	**(12)**	18	18
Total from derivatives and hedging activities	**1,064**	(586)	866
D. Other income and expenses			
Financing commissions	**282**	253	247
Other financing income (d)	**447**	599	462
Other financing expenses	**88**	(22)	(71)
Total other income and expenses	**817**	830	638
Total net interest income before provision for doubtful debts	**6,922**	6,628	6,359
Including net exchange rate linkage differences	**32**	(38)	1

(a) Including effective component of hedge transactions.

(b) Excluding effective component of hedge transactions.

(c) Derivative instruments which constitute part of the Bank's assets and liability management system and were not designated for hedging relationships. According to directives of Bank of Israel, most of the transactions in derivative financial instruments are not considered to be hedge transactions, because according to these directives a transaction is considered to be a hedge transaction only if the hedge relates to a specific asset or liability and meets stringent compliance tests.
The income and expenses from assets and liabilities hedged by a general hedge (ALM) are included in the statement of profit and loss on the accrual basis, while the income and expenses on transactions in derivative financial instruments are included at market value (or fair value if no market price is available). As a result, the results of the transactions should be considered together with the interest income/expenses on the assets and liabilities. See Note 1.J.

(d) Including interest collected in respect of doubtful debts in the amount of NIS 325 million (2005 - NIS 290 million, 2004 - NIS 284 million).

Note 20 - Net Interest Income Before Provision for Doubtful Debts (cont'd)

Reported Amounts

E. Details of the operating results of investments in debentures

	2006	2005	2004
	NIS millions		
Interest on debentures, on accrual basis:			
Held to maturity	123	285	294
Available for sale	110	2,363	1,012
Held for trading	184	453	202
Total, included in interest income on assets	417	3,101	1,508
Other financing income			
Gain on sale of debentures available for sale	32	95	89
Losses on sale of debentures available for sale	(3)	(4)	(4)
Realized and unrealized profits from adjustments of held for trading debentures to fair value, net (a)	73	13	26
Total, included in other financing income	102	104	111
Total from investments in debentures	519	3,205	1,619

F. Net effect of hedged derivatives on income from financing activity

	2006	2005	2004
	NIS millions		
Interest income (expenses) in respect of assets	9	37	(25)
Interest income (expenses) in respect of liabilities	(39)	(30)	25

(a) Of which part of the profit related to traded debentures still held as of balance sheet date in the amount of NIS 14 million (2005 - NIS (78) million; 2004 - NIS (55) million).

Note 21 - Operating Commissions

Reported Amounts

	2006	2005	2004
		NIS millions	
Ledger fees (a)	287	454	483
Payment transfer services (a)	812	650	632
Handling of credit and preparing agreements	322	230	224
Computerized services, information and confirmations	28	30	34
Foreign trade transactions and special foreign currency services	132	124	122
Income from securities transactions	733	698	634
Income from credit cards (a)	512	447	413
Interest margin and collection commission on deposits and credit from deposits on collection basis:			
Collection commissions on credit out of treasury funds	44	47	47
Other commissions and interest margins	19	15	13
Management fees and commissions on life assurance and on housing insurance	50	55	56
Other	64	60	60
Total operating commissions	3,003	2,810	2,718

(a) In respect of the decline in account management fees, compensatory commissions in the accounts payments' system services and credit card income.

Note 22 - Profits from Investments in Shares (a), Net

Reported Amounts

	2006	2005	2004
	NIS millions		
Gains on sale of shares available for sale	7	4	9
Losses on sale of shares available for sale (b)	(6)	(11)	(9)
Realized and unrealized losses from adjustments of held for trading shares to fair value, net (c)	(12)	(3)	(4)
Dividend on shares available for sale and on held for trading shares	139	53	47
Total from investments on shares	128	43	43

(a) Including mutual funds.
(b) Including provisions for decline in value.
(c) The part of the gains (losses) relating to traded shares still held as at balance sheet date is NIS (1) million (2005 - NIS 10 million; 2004 - NIS 70 million).

Note 23 - Other Income
Reported Amounts

	2006	2005	2004
	NIS millions		
Income from provident funds	245	233	220
Income from mutual funds	391	429	346
Profits from severance pay funds	23	131	35
Other, net	81	72	41
Total other income	740	865	642

Note 24 - Salaries and Related Expenses
Reported Amounts

	2006	2005	2004
	NIS millions		
Salaries	2,485	2,357	2,164
Severance pay, provident fund, continuing education fund, pension, vacation and long service bonus	718	475	459
Benefit due to issuance to employees	452	-	-
National insurance and VAT on salaries	489	498	431
Other related expenses	148	148	145
Adjustment of provisions for related expenses as a result of current changes in salaries in the current year	85	42	35
Voluntary retirement	175	107	14
Total salaries and related expenses	(a) 4,552	3,627	3,248
The above includes:			
Salaries and related expenses abroad	445	451	413

(a) Includes special salaries expenses in connection with the privatization and provisions for certain social benefits – as detailed in Note 15, above.

Note 25 - Other Expenses

Reported Amounts

	2006	2005	2004
	NIS millions		
Marketing and advertising	**267**	200	197
Legal, audit and professional consultancy	**397**	334	286
Communications - postage, telephone, delivery services, etc.	**149**	134	127
Computers (a)	**119**	126	91
Office expenses	**92**	86	77
Insurance	**45**	38	61
Provision for extraordinary event of a foreign subsidiary (b)	**29**	46	40
Amortization of goodwill	**13**	3	-
Other (c)	**374**	308	282
Total other expenses	**1,485**	1,275	1,161

(a) The item does not include the Bank's expenses with respect to Operations Division since this Division is a part of the Bank and its expenses are recorded and classified under the various expense items.

(b) At the beginning of January 2001, customer accounts were identified in Bank Leumi (Switzerland), regarding which a suspicion arose that transactions were executed by a local senior employee, without authority. The bank in Switzerland examined the accounts of the aforesaid customers. The examination was performed by a forensic team of the CPA firm of PwC, together with the audit department of the Swiss bank, and under the supervision of a senior representative of Bank Leumi Le'Israel B.M.' s audit department.
The Bank has provided full reports to the banking authorities in both Switzerland and Israel.

In view of the above, the Swiss bank made provisions in the amount of SF 8 million in 2006, SF 13 million in 2005 and SF 11 million in 2004, for coverage of the losses stemming from transactions allegedly carried out without authority.

(c) Regarding directors' fees of the Bank included in this item, see Note 19D.

Note 26 - Provision for Taxes on Operating Profit

Reported amounts

A. Composition

	2006	2005	2004
	NIS millions		
Current taxes -			
In respect of current year	**1,560**	1,051	1,108
In respect of prior years	**(2)**	12	1
Total current taxes	**1,558**	1,063	1,109
Add (deduct) changes in deferred taxes -			
In respect of current year	**(265)**	8	2
In respect of prior years	**(a) 27**	(a) 122	(a)133
Total deferred taxes	**(238)**	130	135
Total provision for taxes	**1,320**	1,193	1,244
Includes provision for foreign taxes	**130**	85	63

(a) Including adjustment of the balance of deferred taxes as at the beginning of the year in the amount of NIS 25 million in 2006 (2005 - NIS 122 million, 2004 – NIS 131 million). See (c) below.

Note 26 - Provision for Taxes on Operating Profit (cont'd)

Reported amounts

B. Reconciliation between the theoretical tax on the operating profit at the statutory tax rate applying to the Bank in Israel, and the actual provision for taxes on operating profit appearing in the statement of profit and loss:

(b)

	2006	2005	2004
Statutory tax rate applying to a bank in Israel	40.65%	43.59%	44.52%
	NIS millions		
Tax at the statutory tax rate	**1,059**	1,242	1,228
Tax (tax saving) resulting from:			
General and supplementary provisions for doubtful debts	**12**	(12)	(1)
Other non-deductible expenses	**99**	13	17
Income of foreign subsidiaries (b)	**85**	(88)	(105)
Income of Israeli subsidiaries	**(23)**	(24)	(21)
Inflationary depreciation adjustments	**(2)**	(14)	(3)
Inflationary addition (deduction)	**16**	(97)	(38)
Tax exempt and preferred income	**(19)**	(14)	(12)
Temporary differences for which deferred taxes have not been provided	**2**	(1)	-
Profit tax on VAT on salaries, net	**33**	33	29
Change in deferred taxes due to change in tax rates	**27**	14	13
Taxes in respect of prior years (c)	**25**	134	134
Other	**6**	7	3
Provision for taxes on operating profit	**1,320**	1,193	1,244

(a) Includes in respect of 2006, NIS 52 million in respect of issuance of options and sale of options to employees.

(b) Not including the impact on the provision for taxes in the year of account of the additions to shareholders' equity as at the beginning of the year.

(c) Including adjustment of the deferred taxes due to change in tax rates (see (C) below) in the amount of NIS 25 million (2005 – NIS 122 million, 2004 – NIS 131 million).

C. On 27 June 2006 the Value Added Tax Order (Rate of tax on non-profit organizations and financial institutions) - 2006 was published. Following this amendment Value Added Tax and Profits Tax rates on financial institutions were reduced from 17% to 15.5%. The amendment took effect on 1 July 1006.

On 25 July 2005, the Knesset passed the Income Tax Ordinance (Amendment No. 147 and Temporary Provision) Law, 2005 (the "amendment"). The amendment provides for a gradual reduction of the tax rate for corporations from 34% in 2005 to 25% from 2010 and thereafter in the following manner: for the 2005 tax year the tax rate was 34%, for 2006 it will be 31%, for 2007 it will be 29%, for 2008 it will be 27%, for 2009 it will be 26%, and from 2010 and thereafter the tax rate will be 25%.

Due to the fact that the Bank is a "financial institution" for the purposes of the Value Added Tax Law profit tax, the reduction in company tax and in profits tax will result in a reduction of the overall tax rate that applicable to the Bank to a lower rate, so that for 2005 the overall tax rate was 43.59%, for 2006 - 40.65%, for 2007 - 38.53%, for 2008 - 36.80%, for 2009 - 35.93% and from 2010 and thereafter the overall tax rate will be 35.06%.

Note 26 - Provision for Taxes on Operating Profit (cont'd)

Reported amounts

D. Final assessments have been issued to the Bank for all years up to and including the 2004 tax year. Principal subsidiaries have final assessments for the years up to and including 1999.

E. Amendment 11 to the Income Tax Law (Inflationary Adjustments), 5745-1985, states, inter alia, that all taxpayers subject to the said Amendment are required to pay tax on profits from securities traded on a stock exchange as at the date of their realization. The Amendment is effective as from 1999.
In the opinion of the tax authorities and the banks, taxation of securities on the basis of their realization is not appropriate for the activity of financial institutions. In this light, on 6 June 1999 the tax authorities submitted to the banks a draft proposed amendment to Article 6 of the said Law, according to which financial institutions will be taxed on the basis of the increase in value of the securities in accordance with the presentation of the securities in the financial statements of the financial institutions.

In cooperation with the tax authorities, the Bank is acting on the basis of the proposed Law and its tax provisions are made accordingly.

F. The amount of the inflationary adjustment of buildings, the depreciation of which will not be recognized as an expense for tax purposes, and in respect of which no deferred taxes have to be set up, is as follows:

	December 31		
	2006	2005	2004
	NIS millions		
Balance at the beginning of the year	**230**	252	260
Change in the current year (a)	**(13)**	(22)	(8)
Balance at the end of the year	**217**	230	252

(a) Including amounts not recognized as an expense in respect of depreciation and amounts deducted in respect of assets that were sold.

G. Certain subsidiaries have losses and deductions which were claimed or will be claimed for tax purposes in respect of which no deferred tax asset was created. The amounts involved which are approximately NIS 31 million (31 December 2005 - approximately NIS 27 million). These amounts will be realizable in the future provided that the subsidiaries in which the amounts are recorded will have adequate taxable income.

Note 26 - Provision for Taxes on Operating Profit (cont'd)
Reported Amounts

H. Components of deferred tax assets and deferred tax liabilities are as follows:

	31 December 2006	Average tax rate	31 December 2005	Average tax rate
	NIS millions	%	NIS millions	%
Excess of provision for severance pay and pension over amounts funded	**(715)**	34	(633)	35
Adjustment of depreciable non-monetary assets	**47**	29	25	19
Provisions for unutilized vacations and long service bonus	**(230)**	34	(217)	35
Interest not credited to current income	**(53)**	39	(53)	41
Specific provision for doubtful debts	**(251)**	38	(247)	41
Increase in value of securities	**247**	35	(20)	41
Undistributed profits of companies included on equity basis	**126**	12	255	22
Tax loss carryforward	**(16)**	36	(30)	32
Options and shares to employees	**(173)**	30	-	-
Activity abroad	**(18)**	35	(27)	36
Other – from non-monetary assets	**(19)**	36	4	10
Other – from monetary assets	**(35)**	39	(48)	43
Deferred tax assets, net	**(1,090)**		(991)	
Balance sheet presentation –				
In "Other assets"	**(1,194)**		(1,043)	
In "Other liabilities"	**104**		52	
Deferred tax assets, net	**(1,090)**		(991)	

I. Deferred taxes have been calculated at the tax rate anticipated in respect of the date of utilization in the statutory tax rate of the companies.

J. Changes in deferred taxes amounting to NIS (299) million (2005 - NIS 35 million; 2004 - NIS 20 million) derive from securities held for sale, have been charged to a separate item in the Group's shareholders' equity. In addition, deferred taxes, in the amount of NIS 40 million, were recorded in shareholders' equity, deriving from a benefit in respect of shares and options to employees, as well as acquisition of a subsidiary.

K. Accounting According to an arrangement with the tax authorities from 14 April 2005, as from 2004 the Bank is entitled to set off the tax liability in Israel in respect of income of a subsidiary abroad a cumulative amount of up to US$ 67 million or the tax liability in Israel, the lower of the two. The amounts not yet set off from the tax liability and in respect of which a future tax saving was not recorded in the balance sheet as of 31 December, 2005 is US$ 53 million. Utilization of these amounts in the future will be enabled if the total tax rate to which the Bank is subject on its income in Israel is higher than the tax rate to which the foreign subsidiary is subject.

Note 27 - Net Profit (loss) after Taxes from Extraordinary Items

Reported amounts

	2006	2005	2004
	NIS millions		
Net gain on realization of investments in investee companies and sale of activities	3,434	139	-
Provision for decrease in value of shares available for sale of a property company	-	-	(4)
Elimination of extraordinary provisions (extraordinary provisions) in connection with fixed assets	-	4	(2)
Net gain (loss) from sale of buildings	12	(5)	(4)
Net profit (loss) before taxes	3,446	138	(10)
Provision for taxes on profit (loss) from extraordinary items:			
Current taxes	1,502	64	2
Deferred taxes	(136)	(3)	(4)
After-tax profit (loss) from extraordinary items	2,080	77	(8)

Note 28 - Activity Sectors (a) and Geographical Distribution

Bank Leumi in Israel is organized into four business lines, operated though four divisions, each headed by a member of the Management of the Bank. Each business line specializes in the provision of service to segments of customers with similar characteristics and needs. This specialization allows for the provision of a high level of professional service and focus. In addition, there are a number of management units that provide various services to the business divisions.

The subsidiary companies in Israel and abroad have been assigned to the relevant divisions in the Bank according to the nature of their activities and the characteristics of their customers.

Principal Operational Segments

Pursuant to the Bank of Israel's directives, an operational segment is a component which has three characteristics:

1. it engages in business activities from which it is likely to produce income and bear expenses (including income and expenses from transactions with other segments at the Bank);
2. its operating results are regularly examined by the Management and the Board of Directors in order to make decisions relating to the allocation of resources to the segment and the appraisal of its performance;
3. there is separate financial information with regard to the segment.

The principal operational segments that have been determined under the directives of the Bank of Israel in accordance with the said characteristics are as follows:

1.	Households	-	providing comprehensive banking services to households and private customers .
2.	Small Businesses	-	providing banking services to small businesses.
3.	Corporate Banking	-	providing financial services to the major and international companies in the economy for their operations in Israel and abroad.
4.	Commercial Banking	-	providing financial services to middle market companies in the economy and to their connected parties.
5.	Construction and Real Estate	-	providing financial services to major construction companies and projects operating mainly in the construction and real estate sector.
6.	Private Banking	-	providing comprehensive global financial services and solutions to private customers resident in Israel and overseas with large financial asset portfolios.
7.	Financial Management	-	including principally the nostro activities of the Bank and the foreign currency trading rooms and including companies included on equity basis.
8.	Others	-	activities not assigned to other segments.

Note 28 - Activity Sectors (a) and Geographical Distribution (cont'd)

Principal Operational Segments (cont'd)

The segmented operations also include inter-segment activity, such as services that are provided to customers in another segment and also activities (products) such as mortgage loans, credit cards and the capital market.

Financial Measurement System

To provide administrative support for the operations according to segments, the Bank has established an operating and administrative system to manage profit centers according to business lines and additional classifications (the "Bahan" system).

The basis of the Bank's system is the "data warehouse" that centralizes all the Bank's transactions and, with the assistance of an appropriate index, enables transactions to be sorted and classified between the various profit centers.

The data below regarding operational segments includes the Bank's data according to the principles of the Bahan system as described below, while the data of the segments of the subsidiaries in Israel and abroad have been taken from their financial statements.

The attribution of income and expenses according to business lines at the Bank is effected as follows:

Income

Income from financing activities:

The profit center is credited with the interest received from the loans that it granted or is debited with the interest that is paid on deposits it raised.

Concurrently, the profit center granting the loan is debited, and the profit center receiving the deposit is credited with transfer prices. The transfer prices are determined based on market prices with certain adjustments, and generally reflect a risk-free return or the marginal costs of raising funds with the same linkage sector and currency and for a similar term. Effects deriving from changes in shekel/foreign currency exchange rates, including translation adjustments of foreign branches, as well as changes in the CPI on the excess uses and/or sources, are allocated in the Group to the financial management sector. Pursuant to the method described above, the profit centers bear credit risks but do not bear market risks.

The profit and loss account of each of the sectors also includes the accountings in respect of the capital allocated to the sector.

Every profit center is credited on the capital that was allocated to it in respect of the risk assets in accordance with the risk free yield and is charged in respect of the additional cost of the Tier II capital. In this way the Bank's available capital is credited with interest equal to the marginal cost of raising funds in accordance with the segment that it is financing, or invested in the capital market. The income from the management of the nostro is reflected in the financial management sector.

The provisions for doubtful debts are charged to the profit center in which the customer's account is managed, as are the additional provisions required by the directives of Bank of Israel.

Note 28 - Activity Sectors (a) and Geographical Distribution (cont'd)

Operating Income

All the operating income (commissions and other operating income) that the Bank charges its customers and/or subsidiaries in respect of various services is credited to the profit center in which the customer's account is managed. Income from nostro securities, profits of the severance reserve and dividends that the Bank receives are credited to the financial management profit center.

Expenses

The Bank's expenses are attributed to the various profit centers based on an "operations costing" system and according to the activity volumes (the amount of the operations of the profit center).

The costing is ABC (activity based costing) - a costing system which calculates the cost of a transaction by transaction type, line of business and distribution channel.

Expenses that are not connected to the activities of the profit center (the activity segment), such as expenses in connection with the actuarial pension liability, are not charged to the profit centers and are reflected in the financial management segment.

Income from extraordinary activities after taxes:
Income from extraordinary sales of the activities of capital market companies were allocated to the activity sectors based on the proportionate share of each sector in the revenues from those activities.

Note 28 – Activity Sectors (a) and Geographical Distribution (cont'd)

Reported amounts

A. Information on activity by banking sectors

Statement of profit and loss for the year ended 31 December 2006

	Household banking	Private banking	business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	NIS millions								
Net interest income (loss) before provision for doubtful debts									
From outside entities -	(1,277)	(1,159)	863	1,520	2,523	1,460	2,958	34	6,922
Intercompany operations -	3,601	1,505	(139)	(343)	(1,062)	(880)	(2,658)	(24)	-
Total	2,324	346	724	1,177	1,461	580	300	10	6,922
Operating and other income:									
From outside entities -	1,470	386	346	405	413	47	61	743	3,871
Intercompany operations -	380	26	(14)	(12)	(124)	-	-	(256)	-
Total	1,850	412	332	393	289	47	61	487	3,871
Total income	4,174	758	1,056	1,570	1,750	627	361	497	10,793
Provision for doubtful debts	329	2	113	183	182	155	(31)	-	933
Operating and other expenses	3,580	618	731	779	649	107	545	248	7,257
Operating profit (loss) before taxes	265	138	212	608	919	365	(153)	249	2,603
Provision for taxes on operating profit	142	52	104	240	356	148	23	255	1,320
Operating profit (loss) after taxes	123	86	108	368	563	217	(176)	(6)	1,283
Equity in after-tax operating profits (losses) of companies included on equity basis, net of related tax effect	-	-	-	-	-	-	174	(3)	171
Minority interest in after- tax operating losses (profit) of subsidiaries	-	(2)	-	-	-	-	2	-	-
Net operating profit	123	84	108	368	563	217	-	(9)	1,454
After-tax profit from extraordinary items	1,127	76	54	74	32	1	718	(2)	2,080
Net profit	1,250	160	162	442	595	218	718	(11)	3,534
Return on capital (percentage of profit from the proportionate capital according to share of sector in risk assets)	39.5%	46.3%	21.4%	17.3%	13.5%	9.9%	33.6%	(2.6)%	22.1%

Note 28 - Activity Sectors and Geographical Distribution (cont'd)

Reported amounts

A. Information on activity by banking sectors (cont'd)

For the year ended 31 December 2006

	Household banking	Private banking	business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	NIS millions								
Average balance of assets	51,321	7,988	12,925	38,531	56,869	23,949	83,045	5,133	279,761
Including: investments in companies included on equity basis	-	-	-	-	-	-	1,372	34	1,406
Average balance of liabilities	120,674	37,831	10,687	26,898	34,953	3,139	24,450	3,638	262,270
Average balance of risk assets	43,402	4,739	10,380	34,955	60,468	30,318	29,272	5,760	219,294
Average balance of assets of provident funds, continuing education funds and mutual funds	60,471	5,026	4,343	4,417	3,202	161	9,883	3,613	91,116
Average balance of securities portfolios	35,918	60,352	2,662	54,891	51,059	11,671	66,451	4,521	287,525
Average balance of other managed assets	8,752	453	418	1,271	627	131	-	-	11,652
Margin of credit activities	777	44	473	681	894	408	3,352	(45)	6,584
Margin of deposit activities	1,352	387	146	206	139	9	(4,294)	95	(1,960)
Other	195	(85)	105	290	428	163	1,242	(40)	2,298
Total interest income before provision for doubtful debts	**2,324**	**346**	**724**	**1,177**	**1,461**	**580**	**300**	**10**	**6,922**

Note 28 - Activity Sectors (a) and Geographical Distribution (cont'd)

Reported amounts

A. Information on activity by banking sectors

Statement of profit and loss for the year ended 31 December 2005 (a)

	Household banking	Private banking	business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	NIS millions								
Net interest income (loss) before provision for doubtful debts									
From outside entities -	(732)	(848)	797	1,373	2,208	1,585	2,243	2	6,628
Intercompany operations -	2,762	1,165	(173)	(337)	(639)	(935)	(1,893)	50	-
Total	2,030	317	624	1,036	1,569	650	350	52	6,628
Operating and other income:									
From outside entities -	1,328	355	366	340	286	38	174	831	3,718
Intercompany operations -	518	29	(38)	14	(53)	-	-	(470)	-
Total	1,846	384	328	354	233	38	174	361	3,718
Total income	3,876	701	952	1,390	1,802	688	524	413	10,346
Provision for doubtful debts	177	2	70	188	818	157	14	-	1,426
Operating and other expenses	2,925	626	593	643	643	90	312	238	6,070
Operating profit before taxes	774	73	289	559	341	441	198	175	2,850
Provision for taxes on operating profit	315	35	126	229	115	191	58	124	1,193
Operating profit after taxes	459	38	163	330	226	250	140	51	1,657
Equity in after-tax operating profits (losses) of companies included on equity basis, net of related tax effect	-	-	-	-	-	-	381	(3)	378
Minority interest in after- tax operating losses of subsidiaries	-	4	-	-	-	-	20	-	24
Net operating profit	459	42	163	330	226	250	541	48	2,059
After-tax profit from extraordinary items	-	-	-	-	-	-	76	1	77
Net profit	459	42	163	330	226	250	617	49	2,136
Return on capital (percentage of profit from the proportionate capital according to share of sector in risk assets)	15.6%	12.6%	24.1%	14.6%	5.3%	11.3%	33.4%	11.7%	14.3%

(a) Reclassified.

Note 28 - Activity Sectors and Geographical Distribution (cont'd)

Reported amounts

A. Information on activity by banking sectors (cont'd)

For the year ended 31 December 2005 (a)

	Household banking	Private banking	business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	NIS millions								
Average balance of assets	49,777	7,728	11,312	34,951	57,383	25,885	73,025	5,030	265,091
Including: investments in companies included on equity basis	-	-	-	-	-	-	1,843	23	1,866
Average balance of liabilities	117,458	34,699	8,930	24,192	35,535	2,830	22,256	3,117	249,017
Average balance of risk assets	40,700	4,592	9,328	31,126	59,237	30,566	25,515	5,789	206,853
Average balance of assets of provident funds, continuing education funds and mutual funds	54,256	3,317	4,219	4,805	4,501	192	8,972	4,118	84,380
Average balance of securities portfolios	28,028	56,031	1,742	37,114	39,989	9,304	61,194	3,724	237,126
Average balance of other managed assets	8,964	491	404	1,200	679	38	-	-	11,776
Margin of credit activities	694	40	428	628	1,001	482	8,920	7	12,200
Margin of deposit activities	1,125	304	110	159	151	7	(10,816)	43	(8,917)
Other	211	(27)	86	249	417	161	2,246	2	3,345
Total interest income before provision for doubtful debts	2,030	317	624	1,036	1,569	650	350	52	6,628

(a) Reclassified.

Note 28 - Activity Sectors and Geographical Distribution (cont'd)

A. Information on activity by banking sectors (cont'd)

Statement of profit and loss for the year ended 31 December 2004

	Household banking	Private banking	business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	NIS millions								
Net interest income before provision for doubtful debts									
From outside entities -	(1,081)	(454)	909	1,110	2,124	1,672	2,049	30	6,359
Intercompany operations -	2,941	719	(113)	(146)	(677)	(1,076)	(1,610)	(38)	-
Total	1,860	265	796	964	1,447	596	439	(8)	6,359
Operating and other income:									
From outside entities -	1,172	362	487	291	280	46	47	718	3,403
Intercompany operations -	446	25	(15)	18	(40)	-	1	(435)	-
Total	1,618	387	472	309	240	46	48	283	3,403
Total income	3,478	652	1,268	1,273	1,687	642	487	275	9,762
Provision for doubtful debts	187	3	103	323	684	208	6	-	1,514
Operating and other expenses	2,385	578	873	540	564	87	294	167	5,488
Operating profit before taxes	906	71	292	410	439	347	187	108	2,760
Provision (benefit) for taxes on operating profit	409	20	133	169	171	152	(3)	193	1,244
Operating profit (loss) after taxes	497	51	159	241	268	195	190	(85)	1,516
Equity in after-tax operating profits of companies included on equity basis, net of related tax effect	-	-	-	-	-	-	-	410	410
Minority interest in after- tax operating (profits) losses of subsidiaries	-	(4)	-	-	-	-	(18)	-	(22)
Net operating profit	497	47	159	241	268	195	172	325	1,904
Cumulative effect of change in accounting method	-	-	-	-	-	-	-	(32)	(32)
After-tax profit (loss) from extraordinary items	-	-	-	11	-	-	-	(19)	(8)
Net profit	497	47	159	252	268	195	172	274	1,864
Return on capital (percentage of profit from the proportionate capital according to share of sector in risk assets)	19.2%	16.6%	21.2%	13.3%	6.1%	8.6%	11.5%	53.1%	13.1%

(a) Reclassified.

Note 28 - Activity Sectors and Geographical Distribution (cont'd)

Reported amounts

A. Information on activity by banking sectors (cont'd)

For the year ended 31 December 2004 (cont'd)

	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	NIS millions								
Average balance of assets	41,508	7,571	12,808	30,715	60,389	26,883	60,677	6,391	246,942
Including: investments in companies included on equity basis	-	-	-	-	-	-	-	1,491	1,491
Average balance of liabilities	112,199	31,719	10,860	19,513	30,527	2,536	21,921	2,581	231,856
Average balance of risk assets	36,447	3,978	10,549	26,575	62,200	31,892	21,080	7,267	199,988
Average balance of assets of provident funds, continuing education funds and mutual funds	45,603	2,170	4,625	3,862	4,691	193	12	11,152	72,308
Average balance of securities portfolios	24,861	52,075	1,377	22,389	27,748	8,876	29	4,990	142,345
Average balance of other managed assets	9,007	477	421	921	794	43	-	-	11,663
Margin of credit activities	651	(2)	537	599	1,005	458	5,430	(21)	8,657
Margin of deposit activities	1,104	274	158	162	213	10	(7,268)	37	(5,310)
Other	105	(7)	101	203	229	128	2,277	(24)	3,012
Total interest income before provision for doubtful debts	1,860	265	796	964	1,447	596	439	(8)	6,359

Note 28 - Activity Sectors and Geographical Distribution (cont'd)

Reported amounts

B. Information on activity by geographical distribution (a)

For the year ended 31 December 2006

	Israel	United States	Great Britain	Switzerland	Luxembourg	Romania	Others	Total outside of Israel	Total consolidated
	NIS millions								
Total income (b)	9,741	337	324	236	19	37	99	1,052	10,793
Net profit (loss)	3,465	(85)	138	(1)	14	(20)	23	69	3,534
Total assets	244,956	24,461	10,600	2,960	4,748	1,044	572	44,385	289,341
Credit to the public	161,577	12,776	6,584	1,859	147	443	414	22,223	183,800
Deposits of the public	195,787	19,886	8,501	555	5,877	735	482	36,036	231,823

For the year ended 31 December 2005

	Israel	United States	Great Britain	Switzerland	Luxembourg	Others	Total outside of Israel	Total consolidated
	NIS millions							
Total income (b)	9,347	930	195	148	(45)	(229)	999	10,346
Net profit (loss)	1,815	258	60	(62)	4	61	321	2,136
Total assets	(c) 233,627	28,394	8,635	3,161	3,335	710	44,235	277,862
Credit to the public	(c) 162,069	12,477	5,445	1,946	133	554	20,555	182,624
Deposits of the public	185,885	23,698	6,816	1,206	3,674	549	35,943	221,828

For the year ended 31 December 2004

	Israel	United States	Great Britain	Switzerland	Luxembourg	Others	Total outside of Israel	Total consolidated
	NIS millions							
Total income (b)	8,539	597	299	307	22	(2)	1,223	9,762
Net profit	1,480	164	127	48	14	31	384	1,864

(a) The classification was done based on the location of the office.
(b) Interest income before provision for doubtful debts and operating and other income.
(c) Restated – See Note 1(T).

Note 29 - Earmarked Deposits, Credit and Deposits from Earmarked Deposits

Reported Amounts

	31 December 2006	31 December 2005
	NIS millions	
Credit and deposits from earmarked deposits		
Total credit to the public	735	783
Earmarked deposits		
Deposits of the public	3	27
Deposits from the Government	982	1,247
Total	985	1,274

Note 30 - Condensed Financial Statements of the Bank

Reported Amounts

A. Balance sheets of the Bank as at 31 December 2006

	31 December 2006	31 December 2005
	NIS millions	
Assets		
Cash and deposits with banks	62,886	51,187
Securities	31,686	30,111
Credit to the public	125,456	(a) 125,485
Credit to governments	1,020	843
Investments in subsidiaries and companies included on equity basis	12,778	10,964
Buildings and equipment	2,584	2,410
Other assets	4,734	4,690
Total assets	241,144	225,690
Liabilities and equity capital		
Deposits of the public	200,128	187,687
Deposits from banks	3,578	3,741
Deposits from governments	1,248	1,222
Subordinated notes	4,821	5,220
Other liabilities	13,878	(a) 11,820
Total liabilities	223,653	209,690
Shareholders' equity	17,491	16,000
Total liabilities and equity capital	241,144	225,690

(a) Restated – See Note 1(T).

Note 30 - Condensed Financial Statements of the Bank (cont'd)

Reported Amounts

B. Statements of profit and loss for the year ended 31 December 2006

	For the year ended 31 December		
	2006	2005	2004
	NIS millions		
Net interest income before provision for doubtful debts	**5,533**	5,034	4,843
Provision for doubtful debts	**734**	1,280	1,384
Net interest income after provision for doubtful debts	**4,799**	3,754	3,459
Operating and other income	**2,379**	2,432	2,194
Operating and other expenses	**5,378**	4,324	3,884
Operating profit before taxes	**1,800**	1,862	1,769
Provision for taxes on operating profit	**943**	892	954
Operating profit after taxes	**857**	970	815
Bank's equity in after-tax operating profits of subsidiaries and companies included on equity basis, net of related tax effect	**597**	1,089	1,089
Net operating profit	**1,454**	2,059	1,904
Cumulative effect of change in accounting method	**-**	-	(32)
After-tax profit (loss) from extraordinary items	**2,080**	77	(8)
Net profit	**3,534**	2,136	1,864

Note 30 - Condensed Financial Statements of the Bank (cont'd)

Reported Amounts

C. Statements of cash flows for the year ended 31 December 2006

	For the year ended 31 December		
	2006	2005	2004
	NIS millions		
Cash flows generated by operating activities:			
Net profit for the year	**3,534**	2,136	1,864
Adjustments to reconcile net profit to net cash flows generated by operating activities:			
Loss (gain) on sale of investments in investee companies and sale of activities	**(666)**	(79)	7
Equity of Bank in undistributed profits of subsidiaries and companies included on equity basis	**(1,557)**	(693)	(826)
Other, net	**1,370**	1,577	1,799
Net cash inflow generated by operating activities	**2,681**	2,941	2,844
Cash flows generated by activities in assets:			
Additional investments in shares of subsidiaries	**(366)**	(56)	(33)
Proceeds from sale of investments in investee companies and sale of activities	**1,100**	139	-
Other	**(4,708)**	(a) (6,357)	(a) (2,278)
Net cash outflow generated by activities in assets	**(3,974)**	(6,274)	(2,311)
Cash flows generated by activities in liabilities and capital			
Issue of subordinated notes	**-**	799	870
Dividend paid to shareholders	**(1,103)**	(1,004)	(400)
Other	**11,536**	(a) 10,162	(a) 3,303
Net cash inflow (outflow) generated by activities in liabilities and capital	**10,433**	9,957	3,773
Increase (decrease) in cash	**9,140**	6,624	4,306
Balance of cash at beginning of year	**31,015**	24,391	20,085
Balance of cash at end of year	**40,155**	31,015	24,391

(a) Restated. See Note 1(T).

D. Information on the basis of nominal values for tax

	31 December 2006	31 December 2005
	NIS millions	
Total assets	**239,744**	(a) 224,414
Total liabilities	**223,614**	(a) 209,651
Shareholders equity	**16,130**	14,763
Net profit for the year ended	**(b) 3,312**	2,229

(a) Restated – See Note 1(T).
(b) Not including income of companies included on equity basis as required by generally accepted accounting principles.

Note 31 - Capital Market Reform Legislation

Capital Market Reform Legislation

On 9 November 2004 the team which was appointed by the Minister of Finance for the purpose of examining and recommending the steps required in order to intensify competition in the Israeli capital market, published its recommendations. The team's recommendations were approved by the government.

Following their recommendations, on 10 August 2005 three laws implementing a substantial reform of the capital market were published.

The laws that were published were:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;
The Financial Services (Control) (Engagement in Pension Counselling and Pension Marketing) Law, 2005;
The Financial Services (Control) (Provident Funds) Law, 2005.

The major matters dealt with in the laws are:

1. A banking corporation that has material retail activity shall not hold any means of control in a provident fund management company or a mutual fund management company and shall not hold more than 10% of any means of control in a corporation that controls or holds more than 25% of such company.

   Further, the controller of such a banking corporation will not hold more than 5% of any type of means of control in such a company or in a corporation whose business is the management of investment portfolios, as mentioned in paragraph 3 below, and will not hold more than 10% in another corporation which controls or holds more than 25% of one of these.

   As an exception to these prohibitions on holdings, a bank is permitted to control and to be an interested person in a company which manages a central provident fund for severance pay whose only member is the bank, and to manage the same, and to manage a provident fund all of whose members are employees of such banking corporation or of a corporation controlled by it, and which on 1 July 2005 was closed to the joining of new members.

2. The reduction in holdings in provident fund management companies and in mutual fund management companies will be effected as follows:

   Each of the large banks (the Leumi and Poalim Groups) must reduce its holdings in provident funds so that after two years they will each have reduced their market share to no more than 18% and after three years will have no such holdings.

   Each of the large banks must reduce its market share in mutual funds to no more than 25% after two years, to no more than 12.5% after three years and after four years they shall have no such holdings.
   The other banks in the system were given longer periods to realize all their holdings.

Note 31 - Capital Market Reform Legislation (cont'd)

2. (cont'd)

By the date by which the banking corporations are required to have realized all their holdings in provident fund and mutual fund management companies, they are also required to reduce their holdings in corporations controlling or holding more than 25% in such companies, so as to reach holdings in the legally permitted percentages (as mentioned in paragraph 1 above).

Further, by the date by which the banking corporations are required to have no holdings in provident fund management companies, the banking corporations must reduce their holdings in portfolio management companies which manage investments for institutional entities, as set out in paragraph 3 below.

3. Banking corporations as mentioned in paragraph 1 above will not control nor hold more than 5% of a corporation which manages portfolios, which include the assets of an insurer held on behalf of its insured, of provident funds (including pension funds) and of mutual funds.

4. Pursuant to the team's recommendations, the laws defined two fields that require training and licensing and that are subject to regulation and supervision - counseling and marketing, of both financial products and pension products, and the entities operating in the capital market are required to choose between them. Amendments for this purpose were made inter alia, to the Banking (Licensing) Law, 1981, the Regulation of Engagement in Investment Counseling and Investment Portfolio Management Law, 1995, which also regulates the profession of investment marketing, the Joint Investment Trusts Law, 1994 and the Insurance Business (Control) Law, 1981. In addition, a new law was enacted to deal with pension counseling and pension marketing, which applies to counseling with relation to provident funds, pension funds and insurance programs included in or connected to provident funds and pension funds.

5. The possibility of choosing between the profession of investment counseling and pension counseling, and the profession of investment marketing and pension marketing was not made available to banking corporations with material retail activity or their controlling entities or entities controlled by them. These may engage in counseling only, except that they are permitted to market structured products, options and futures contracts issued by themselves only. In addition, provision of pension counseling by a banking corporation will require the receipt of a license from the Supervisor of the Capital Market, the receipt of which, as detailed below, has been made subject to various conditions.

Other entities have the option of choosing between these two professions; those that choose to receive a marketing license will be permitted (as opposed to the original recommendations of the team which recommended allowing the marketers to market the products of two institutional entities, including the marketer itself) to market products without limitation, on condition that they bring the fact that they are marketers and are interested persons in the products that they are marketing to the attention of their customers. The marketers are prohibited from using the word "counseling" in their name or publications.

Marketers, whether of financial products or pension products, are permitted to receive benefits both from the institutional entities whose products they are distributing and from the customers.

Note 31 - Capital Market Reform Legislation (cont'd)

6. Holders of investment counseling licenses, including banking corporations, are prohibited from counseling or executing transactions in respect of financial products in which an institutional entity (including its controlling entities or entities controlled by any of them) holding 10% in the counselor has an interest (interest meaning management of the product, offering or issuing the product, or the receipt of a benefit other than from the purchaser or holder of the product, unless expressly permitted by law, "Interest"). Holders of investment counseling licenses and banking corporations are permitted to receive distribution commission from an institutional entity in connection with counseling and executing transactions in mutual funds and supplementary training funds.

   In this regard, it was determined that the rate of commission that investment counselors may charge a mutual fund manager or a supplementary training fund management company for executing transactions will not vary as a result of its being collected from various fund managers and it will not be dependent on the identity of the supplementary training management company. The Minister of Finance is authorized to issue regulations to determine the conditions for the payment of such commissions, their maximum rate and their manner of calculation. The Minister of Finance issued regulations with regard to distribution commissions in February 2006.

7. Holders of investment counseling licenses or their related entities are prohibited from issuing exchange traded certificates.

8. Pension counselors will be under a duty, when choosing the type of pension product, to consider all the types of pension products, and when choosing the pension product of the relevant type, to consider all the pension products and the institutional entities.

   Pension counselors that are banking corporations are prohibited from counseling on pension products in which an institutional entity (including its controlling entities or entities controlled by any of them) which is an interested person in the banking corporation has an Interest. Similarly, pension counsellors that are banking corporations are prohibited from counseling on pension products in which an institutional entity has an Interest, where the controller of the banking corporation holds more than 10% or controls such institutional entity.

   In addition, pension counseling provided by a banking corporation may only be given in a permanent branch building, which has been licensed as a branch under the Banking (Licensing) Law.

   Pension counselors may receive distribution commission from the management company in respect of a provident fund for savings, pension or severance pay, which is not an insurance fund, and in respect of a supplementary training fund, subject to limitations. The rules regarding distribution commissions to be paid by the management company were laid down in the distribution commissions regulations issued by the Minister of Finance in February 2006.

   These restrictions do not apply to pension marketers, who, as mentioned above, may counsel and sell, in accordance with the law and as opposed to the recommendations of the team, all pension products, and to receive benefits from the managers of such products.

Note 31 - Capital Market Reform Legislation (cont'd)

8. (cont'd)

A pension counselor which is a banking corporation is forbidden to enter into an agreement with an employer or employers' organization regarding the provision of pension counseling to the employees of such employer or to the employees of an employer who is a member of such organization. In addition, a banking corporation is forbidden from entering into an agreement with an employees' organization regarding the provision of pension counseling to the employees it represents. This restriction does not apply to a pension marketer.

The law provides that a transaction in a pension product may only be carried out as part of or in pursuance of pension counseling or marketing.

9. Investment counselors in financial products and pension counselors may not enter into agreements for the provision of services with institutional entities (provident fund managers, pension funds, insurers, mutual fund managers), which are not in the usual course of business of the counselor, which are not on an arm's length basis or which may materially affect the profitability, assets or liabilities of the counselor unless they have received the prior written approval of the Chairman of the Securities Authority or the Supervisor of the Capital Market, as appropriate, and with regard to banking corporations, also of the Supervisor of Banks and, until 2010, the Antitrust General Director.

10. Banking corporations may receive a pension counseling licence where all the following conditions are fulfilled:

the banking corporation is permitted to carry-out pension counseling under the Banking (Licensing) Law; the bank does not hold more than 5% of an insurance company and does not hold more than 10% of a company that controls, or holds more than 25%, of an insurance company; the bank has reduced all its holdings in provident funds and mutual funds as required by the law so that it no longer holds provident fund and mutual fund management companies and holds no more than 10% of another company that controls or holds more than 25% of a provident fund or mutual fund management company; the Supervisor of the Capital Market is convinced that the bank's undertaking of pension counseling will not have a materially detrimental affect on the development of competition and prevention of concentration in Israel, in the field of pension counseling, in brokerage activities between customers and institutional entities and in the field of banking, such being after consultation with the Antitrust General Director and the Supervisor of Banks.

However, the Supervisor of the Capital Market may give a pension counseling licence to a banking corporation where its shareholders' equity and that of banking corporations controlling it and controlled by it do not exceed NIS 10 billion, even before the completion of the sale of their holdings in provident funds and mutual funds.

Note 31 - Capital Market Reform Legislation (cont'd)

11. During the period determined in the law, and which is longer in the case of the Leumi and Poalim Groups than for other banks, the pension counseling licence of a banking corporation will be restricted and the banks will be permitted to counsel only in respect of some of the pension products, that is, provident funds for savings, pension or severance pay which are not insurance funds, but not in respect of insurance funds and life insurance products included in or connected to provident funds. The restricted counseling period for the Leumi and Poalim Groups will be 5 consecutive years from the date upon which each bank complies with the conditions for receiving a pension counseling license (the first three conditions referred to in paragraph 10 above) while with regard to the other banks, the period will continue until the relevant bank has first complied with the said conditions for receiving a pension counseling licence, but no earlier than 31 December 2009.

    During the restricted period, a bank must advise its customer that the pension counseling it gives is restricted to certain types of product, but nonetheless the law provides that when choosing the type of product which is most appropriate to the customer, the holder of the counseling licence will consider all the types of pension products, both those permitted and those forbidden to it, but the choice of the product most appropriate to the customer will be from the permitted products, on condition that the most appropriate product for the customer is in fact a permitted one.

12. The supervision of and enforcement relating to provident funds have been laid down in a new law – the Financial Services (Control) (Provident Funds) Law, 2005. This law regulates for the first time provident funds managed personally by the individual members. The unique nature of such a fund is that it is intended for an individual member who is permitted to give instructions regarding the investment of the fund's moneys. The laws also determine that the control of and the holding of a specified percentage of the means of control in an institutional entity shall be conditional upon obtaining a permit. Obtaining a permit as aforesaid shall be conditional on the permit applicant's market share not exceeding 15% in the long-term savings sphere and 20% in the mutual funds sphere. This law makes basic changes to employee and employer rights in relation to provident funds, the principal ones being the freedom of choice allowed to employees with regard to provident funds and the freedom of movement between funds without the interference of the employer or employee organizations.

13. The laws regulate subjects that did not arise from the team's recommendations, including, *inter alia*: an amendment to the Banking (Licensing) Law which permits a bank and a mortgage bank to control an insurance agent whose business is that of life insurance and household insurance connected with the granting of housing loans, an amendment to the Banking Ordinance that allows the Supervisor of Banks to publish Proper Banking Management Directives, and ratifies the existing Proper Banking Management Directives, an amendment to the Banking (Licensing) Law which will require the receipt of the consent of the Supervisor for the establishment of an auxiliary corporation by a banking corporation, civil penalties for breach of Proper Banking Management Directives and other breaches, including certain breaches of the Banking (Service to Customers) Law, the possibility of imposing civil fines for breaching various provisions of the Banking (Licensing) Law and breaches of various provisions of the Regulation of Engagement in Investment Counseling, Investment Marketing and Management of Investment Portfolios Law, and more.

Note 31 - Capital Market Reform Legislation (cont'd)

14. The laws include transitional provisions for the various amendments. So long as their entire holdings in provident funds and mutual funds have not been sold, the provisions of the Regulation of Engagement in Investment Counseling and Investment Portfolio Management Law, 1995 will apply to banking corporations, as they were prior to the amendments. However, with regard to counseling on provident funds for savings and personal provident funds for severance pay, the said law will continue to apply until the earlier of either the end of three and a half years from the date the new legislation came into effect, that is 10 August 2005, or until the receipt of a pension counseling license.

The Team's Proposals regarding Underwriting Activity

As part of the recommendations of the team, it was proposed that the restrictions on underwriting by a corporation controlled by a bank be made more stringent. On 20 February 2007, the Finance Committee of the Knesset approved the Securities (Underwriting) Regulations, 2007, which are to come into effect on 1 July 2007, and which significantly restrict engagement in underwriting by companies in which a bank holds more than 20% (in the Leumi Group, the company engaging in underwriting activity is Leumi & Co. Underwriters Ltd., in which the Bank holds 100%).

Regulation of Distribution Commissions

On 26 February 2006, regulations were published in the Government Gazette ("Reshumot") regarding the payment of distribution commissions in respect of distribution of mutual funds and distribution commissions in respect of provident fund distribution. With regard to mutual funds, three levels of maximum rates of distribution commissions were determined, which are to be calculated in respect of the mutual fund units held through the distributor, according to type of mutual funds, being: 0.25% in respect of funds investing mainly in short-term, low risk investments, 0.8% in respect of funds investing mainly in equities and 0.4% in respect of other funds.

It was determined that a distributor will not be entitled to charge distribution commission in respect of mutual fund units as detailed below:

units purchased prior to the date when the regulations go into effect, except for units in mutual funds that on 10 August 2005 were managed by a fund manager that was controlled at the time by the same distributor or by a company that controlled such distributor, and at the time of collection of the commission was managed by a fund manager who was connected to the distributor pursuant to a distribution agreement; units of a fund registered for trade on the Tel Aviv Stock Exchange; units purchased by portfolio managers on behalf of a customer whose portfolio is managed by it; although a distributor that does not have holdings in a corporation that is a mutual fund manager may charge distribution commission for units that were purchased by a portfolio manager controlled by the distributor on behalf of a customer of the portfolio manager.

Note 31 - Capital Market Reform Legislation (cont'd)

In relation to provident funds, including supplementary training funds, and in relation to pension funds, the maximum distribution commission rate is 0.25% regarding new deposits made as from 1 January 2006, and 0.1% regarding deposits made up to and including 31 December 2005, excluding monies in a fund controlled by a banking corporation on 10 August 2005, and monies to be transferred, as from 1 April 2006, from a fund that was controlled by a banking corporation on 10 August 2005, to another fund. In both of these cases, monies deposited prior to 31 December 2005 will bear the maximum commission rate of 0.25%. The commission calculation will be made with regard to the value of the fund assets deposited, transferred or that remain in the fund following continuation of membership as a result of advice that will be given to the member, including profits accrued thereto, and in a provident fund for pension, the value of the assets standing against the obligations of the fund to the customer. The regulations come into effect as from 1 April 2006.

On 31 December 2006, a draft of regulations for the amendment of the distribution commission regulations in respect of the distribution of mutual funds was published on the internet website of the Israel Securities Authority, together with drafts of additional regulations. Pursuant to the draft, the rate of distribution commission in respect of a fund defined as a "financial fund" will be 0.125%.

Regulation of Operating Commissions

In 2006 the Supervisor of the Capital Market, Insurance and Savings distributed a circular intended to regulate operating agreements between a pension counselor and an institutional entity. According to the circular, the maximum annual rate to be collected by a pension counselor in respect of operating services to provident funds will not exceed 0.1%.

In addition, the circular enables a management company acquired from a banking corporation, or that acquired a provident fund from such, to continue to provide various services through the banking corporation to members of a provident fund managed by it which are not included under the fund's operating agreement, and which are usually part of the service that the pension counsellor provides to its customers; and so long as the members are not receiving this service as part of the pension counseling given by the banking corporation, to pay commission for the above services at a maximum rate of 0.25% of the value of the total assets of the member managed by the fund.

The above service and payment are to be laid down in an agreement between the management company and the banking corporation, and the agreement is to be presented for the approval of the Supervisor of the Capital Market, Insurance and Savings. The above arrangement will be in place for a limited period, namely, until the end of 2007, and the agreement will lay down a mechanism to ensure that the management company does not pay for the service in respect of a member to whom the banking corporation does not intend providing pension counseling until the end of the above period or has not provided him in practice with pension counseling until such date. The management company will not make the said payment to a banking corporation in respect of a member who received pension counseling from any pension counselor, starting from the time of receipt of the counseling.

Note 31 - Capital Market Reform Legislation (cont'd)

Actions Taken by the Bank following the Legislation

Following the legislation, the Bank has taken the following actions:

- In October 2005 the Bank sold its holdings in Direct Insurance – Financial Investments Ltd. to Tzur Shamir Holdings Ltd. at a price of some NIS 116 million.

- On 26 May 2006, an agreement was signed between the Bank, Israel Discount Bank Ltd., Kahal Employees Supplementary Training Fund Ltd. ("Kahal"), Kahal Management of Study Funds (1996) Ltd. ("Kahal Management"), and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management, for a consideration of NIS 260 million. Such amount will be adjusted in accordance with the volume of the supplementary training fund assets being sold as at the date of completion. The Bank's share of the consideration amount is NIS 149.5 million.
  It has been agreed that the Bank will enter into an agreement with Kahal and with the Purchaser for the provision of operating services by the Bank to the funds sold, and also a distribution agreement, under which the Bank will distribute the funds.
  Completion of the transaction is subject to the fulfilment of certain conditions and receipt of regulatory approvals.

- In June and July 2006, the signing of the agreement between the Bank, Psagot Ofek Investment House Ltd. and its subsidiaries, including Psagot Managers of Mutual Funds – Leumi Ltd. (the "Psagot Ofek Group") and between York Capital Management Ltd. ("York") on behalf of entities managed by it for the sale of the goodwill, activities, assets and liabilities relating to assets of the Psagot Ofek Group was completed, based on a binding agreement of principles from December 2005. The transaction was completed in September 2006. The consideration in respect of the transaction was some NIS 1,284 million. The Bank's net profit after adjustments and tax provisions is some NIS 681 million.

- In September 2006, an agreement was signed between the Bank and Leumi-Pia Trust Management Co. Ltd., and between Harel Fund Management Ltd. for the sale of the goodwill, activities, assets and liabilities relating to the mutual funds managed by Leumi Pia. The transaction was completed in November 2006. The consideration in respect of the transaction was some NIS 565 million. The Bank's net profit after taxes is some NIS 335 million.

- In September 2006, a detailed agreement was signed between the Bank and Leumi Gemel Ltd., and between Harel Insurance Company Ltd. and Harel Provident Funds Ltd., based on a binding agreement of principles of December 2005, for the sale of a group of five provident funds, the largest of which are the Otzma, Taoz and Rimon provident funds and the management system of these provident funds. The transaction was completed in December 2006. The consideration in respect of the transaction was some NIS 575 million. The Bank's net profit from the transaction, following adjustments and tax provisions, is some NIS 345 million.

Note 31 - Capital Market Reform Legislation (cont'd)

- In October and December 2006, supplements to the binding agreement of principles of December 2005 were signed regarding the sale of additional provident funds, the largest of which are Sion, a Central Severance Pay Fund, Tzur and Sagi, to Prizma Investment House Ltd. (formerly A. Solomon Investments Ltd.), or a company under its control. The transaction was completed in January 2007. The consideration in respect of the transaction is some NIS 418 million. The Bank's estimated net profit from the transaction, following adjustments and tax provisions, is some NIS 257 million.

- Pursuant to the legislation, in March 2006 the Bank gave notice of a new commission to be charged in respect of holdings of customers in mutual funds, such being where there is no distribution agreement between the Bank and a fund manager, or where the customer does not agree to the Bank receiving distribution commission from the fund manager. The Bank has signed distribution agreements with the majority of the mutual fund managers.

- The Bank is examining, together with the employees' representatives, the preparations required for complying with the provisions of the permit given to the banks under the legislation, for the engagement in management of provident funds, all the members of which are employees of the Bank or employees of a corporation controlled by it.

- The Bank set up central severance pay funds for its employees and employees of additional companies in the Group, which is managed by a wholly-owned subsidiary of the Bank.

- The Bank is examining the implications of the freedom of choice granted to the employees with regard to provident funds, including freedom of movement from fund to fund, on its obligations towards its employees at the time of retirement.

- The Bank is at an advanced stage of preparation to enter the pension counseling field. These preparations involve the development of computerized tools and training and recruiting of staff. The Bank filed an application with the Supervisor of the Capital Market, Insurance and Savings for the receipt of a pension counseling license. Negotiations are underway between the Bank and the Supervisor with regard to the application, and differences of opinion exist relating to the scope of the license that the Supervisor is willing to grant the Bank.

Effect of the Reform on the Bank and the Group

- The reform has a material effect on the Group's activities in the capital market. The Group has until now engaged both in managing assets on the capital market for the public, and in counseling and distribution, as well as in underwriting and in providing additional capital market services. Following the reform, the Group's activities in Israel will focus mainly on the provision of investment counseling, the provision of pension counseling (when the Bank receives a license to engage in such activities), and the provision of operating services to entities active in the capital market.

Note 31 - Capital Market Reform Legislation (cont'd)

- The restrictions in the legislation, under which a banking corporation may not carry out marketing activities but only counseling (while other entities will be able to carry out marketing), the prohibition on holding material holdings in corporations which manage investment portfolios for institutional entities and the restrictions on carrying on pension counseling activities, will, in Management's estimation, lessen the ability of the Bank to compete in the most effective manner in the financial and pension markets.

- In addition, the underwriting regulations are likely to have a material adverse effect on the Group's underwriting activities, that is, the activities of the subsidiary, Leumi & Co. Underwriters, within its present ownership structure.

- Furthermore, the disposal by the Bank of its holdings in mutual fund, provident fund and supplementary training fund management companies will cause a reduction in the Bank's current income from these fields of activity. On the other hand, the legislation allows, as mentioned above, the receipt of distribution commission from institutional entities, and the receipt of commission in respect of operating services to institutional entities, and these commissions will, to a partial extent, reduce the expected adverse effect.

The following table sets out details of the Group's income from management fees from provident funds, including supplementary training funds, and management fees and distribution commissions from mutual funds (in NIS millions):

	2006	2005	2006	2005
	Consolidated		Company	
From mutual funds*	**391**	429	**162**	290
From provident funds	**216**	205	**87**	137
From supplementary training funds	**29**	28	**28**	28
Total	**636**	662	**277**	455

* As from 1 April 2006, the Bank began receiving distribution commission only, which amounted to NIS 89 million in 2006, in lieu of marketing and distribution commissions. Until completion of the sale of the activities of the mutual fund management companies, the Bank consolidated the results of these companies, which included income from management fees charged by them.

Most of the transactions executed by the Bank (excluding the sale of Direct Insurance which was completed in 2005) were completed during 2006. Some are expected to be completed during the first half of 2007. Capital gains of some NIS 2.1 billion were attributed in 2006.

Note 31 - Capital Market Reform Legislation (cont'd)

In the Bank's assessment, in addition to the estimated ongoing decrease in income resulting from the sale of the funds, the implementation of the provisions of the legislation in their entirety is likely to have additional negative affects on the Group's business, the exact extent of which cannot at this stage be accurately evaluated, in light of the uncertainties which still exist with regard to various matters.

A number of Knesset members have presented a private proposed law, which has been approved by the Ministerial Committee for Legislative Affairs, on condition that the continuation of the legislative process is coordinated with the Ministry of Justice and the Ministry of Finance, and that the banks' position be heard. Pursuant to the proposal, the two large banks will only receive a license to engage in pension counseling five years from the date when these banks complete all that is required of them in order to comply with the conditions for receiving such a license. This is as opposed to the present legal position whereby a license may be received immediately following compliance with the conditions for the receipt thereof.

In parallel, the other banks may receive a license immediately following compliance with the provisions of the law, which were less stringent for them from the outset (as detailed in paragraph 10 of the description of the legislation above), and may engage in pension counseling as well as pension insurance products from 31 December 2008, instead of 31 December 2009 as per the original law.
If the proposed law is passed, the Bank's entry into pension counseling will be delayed by five years, while the activities of other banks will be moved forward as mentioned. This is likely to have negative effects, the scope of which cannot be assessed.

CONDENSED FINANCIAL STATEMENTS OF MAJOR SUBSIDIARIES IN ISRAEL AND ABROAD

Bank Leumi USA

Chairman of the Board: E. Raff
Chief Executive Officer and President: U. Rosen

Condensed Consolidated Balance Sheet as at 31 December 2006
(U.S. $ millions)

	2006	2005
Assets		
Cash and deposits with banks	143	217
Securities	2,352	2,990
Loans	2,964	2,653
Buildings and equipment	22	24
Other assets	275	* 248
Total assets	5,756	6,132
Liabilities and Equity Capital		
Deposits	4,787	* 4,828
Other liabilities	454	* 828
Capital notes	100	100
Capital resources	415	* 376
Total liabilities and capital resources	5,756	6,132

Condensed Consolidated Statement of Profit and Loss for the Year Ended 31 December 2006
(U.S. $ millions)

	2006	2005
Income from financing operations before provision for doubtful debts	93	100
Provision for doubtful debts	3	3
Income from financing operations after provision for doubtful debts	90	97
Operating and other income	48	* 28
Operating and other expenses	100	94
Operating profit before taxes	38	31
Provision for taxes	12	* 11
Net profit	26	20

* Restated.

Bank Leumi le-Israel (Switzerland)

Chairman of the Board: G. Maor
General Manager: S. Oren

Condensed Consolidated Balance Sheet as at 31 December 2006
(CHF millions)

	2006	2005
Assets		
Cash and deposits with banks	131	166
Loans	532	552
Securities	192	184
Other assets	48	55
Total assets	903	957
Liabilities and Equity Capital		
Deposits from banks	436	404
Deposits and other accounts	247	346
Capital resources and reserves	220	207
Total liabilities and capital resources	903	957

Condensed Consolidated Statement of Profit and Loss for the Year Ended 31 December 2006
(CHF millions)

	2006	2005
Net interest income	14	13
Other operating income	48	51
Expenses	50	79
Operating profit (loss) before taxes	12	(15)
Provision for taxes	-	(1)
Net profit (loss)	12	(16)
Proposed dividend *	63	-

* On March 18, 2007 a dividend payment of CHF 63 million was authorized. (CHF 13 million ordinary dividend and CHF 50 million special dividend).

Bank Leumi (UK) plc

Chairman of the Board: E. Raff
Director and General Manager: B. Lederman

Condensed Consolidated Balance Sheet as at 31 December 2006
(Pounds sterling millions)

	2006	2005
Assets		
Cash and deposits with banks	316	164
Loans	788	680
Securities	156	237
Equipment and buildings	4	4
Other assets	13	8
Total assets	1,277	1,093
Liabilities and Equity Capital		
Deposits	1,044	908
Deposits from banks	96	54
Subordinated capital notes	35	5
Other liabilities	11	9
Capital resources	91	117
Total liabilities and capital resources	1,277	1,093

Condensed Consolidated Statement of Profit and Loss for the Year Ended 31 December 2006
(Pounds sterling millions)

	2006	2005
Net interest income before provision for doubtful debts	26	18
Recoveries of doubtful debts	-	1
Net interest income after provision for doubtful debts	26	19
Operating and other income	11	12
Operating and other expenses	18	15
Operating profit before taxes	19	16
Provision for taxes	6	5
Net profit	13	11
Proposed dividend	-	7
Dividend paid	37	-

Bank Leumi (Luxembourg) S.A.

Chairman of the Board: Z. Itskovitch
General Manager: Y. Moscovitz

Condensed Balance Sheet as at 31 December 2006
(Euro millions)

	2006	2005
Assets		
Cash and deposits with banks	**274**	248
Securities	**211**	200
Credit to the public	**26**	29
Other assets	**7**	7
Total assets	**518**	484
Liabilities and Shareholders' Equity		
Deposits of the public	**473**	446
Deposits from banks	**11**	4
Other liabilities	**5**	6
Total liabilities	**489**	456
Shareholders' equity	**29**	28
Total liabilities and shareholders' equity	**518**	484

Condensed Statement of Profit and Loss for the Year Ended 31 December 2006
(Euro millions)

	2006	2005
Interest income	**24**	16
Interest expense	**20**	13
Operating and other income	**4**	4
Operating and other expenses	**6**	5
Net profit	**2**	2

Leumi Mortgage Bank Ltd.

Chairman of the Board: A. Zeldman
General Manager: Y. Gavish*

Condensed Balance Sheet as at 31 December 2006
Reported amounts (NIS millions)

	2006	2005
Assets		
Cash and deposits with banks	**17**	14
Securities	**-**	28
Credit to the public	**33,036**	32,846
Buildings and equipment	**42**	39
Other assets	**185**	163
Total assets	**33,280**	33,090
Liabilities and Shareholders' Equity		
Deposits of the public	**8,181**	8,853
Deposits from banks	**19,584**	19,336
Deposits from the government	**448**	418
Debentures	**102**	124
Subordinated notes	**2,819**	2,274
Other liabilities	**346**	344
Total liabilities	**31,480**	31,349
Shareholders' equity	**1,800**	1,741
Total liabilities and shareholders' equity	**33,280**	33,090

Condensed Statement of Profit and Loss for the Year Ended 31 December 2006
Reported amounts (NIS millions)

	2006	2005
Net interest income before provision for doubtful debts	**381**	370
Provision for doubtful debts	**191**	106
Net interest income after provision for doubtful debts	**190**	264
Operating and other income	**127**	133
Operating and other expenses	**210**	188
Operating profit before taxes	**107**	209
Provision for taxes on operating profit	**57**	83
Net profit	**50**	126
Dividend paid	**-**	55

* Until June 30 2006, Mr. R. Zabag served as General Manager.

The Arab Israel Bank Ltd.

Chairman of the Board: S. Sussman
General Manager: Y. Eyal

Condensed Balance Sheet as at 31 December 2006
Reported amounts (NIS millions)

	2006	2005
Assets		
Cash and deposits with banks	**1,045**	1,197
Securities	**570**	289
Credit to the public	**2,164**	1,883
Buildings and equipment	**39**	37
Other assets	**34**	25
Total assets	**3,852**	3,431
Liabilities and Shareholders' Equity		
Deposits of the public	**3,002**	2,732
Deposits from banks	**445**	330
Other liabilities	**70**	47
Total liabilities	**3,517**	3,109
Shareholders' equity	**335**	322
Total liabilities and shareholders' equity	**3,852**	3,431

Condensed Statement of Profit and Loss for the Year Ended 31 December 2006
Reported amounts (NIS millions)

	2006	2005
Net interest income before provision for doubtful debts	**199**	179
Provision for doubtful debts	**9**	14
Net interest income after provision for doubtful debts	**190**	165
Operating and other income	**81**	83
Operating and other expenses	**158**	120
Operating profit before taxes	**113**	128
Provision for taxes on operating profit	**51**	55
Net after-tax profit from extraordinary items	**-**	1
Net profit	**62**	74
Dividend Paid	**60**	60

Leumi & Co. Investment House Ltd.

Chairman of the Board: E. Raff
General Manager: A. Zeldman

Condensed Consolidated Balance Sheet as at 31 December 2006
Reported amounts (NIS millions)

	2006	2005
Assets		
Cash and deposits with banks	22	32
Securities	699	345
Investment in companies included on the equity basis	50	24
Fixed assets	1	1
Other assets	8	12
Total assets	780	414
Liabilities and Shareholders' Equity		
Loans from banks	30	70
Other liabilities	13	12
Total liabilities	43	82
Subordinated notes	472	* 92
Shareholders' equity	265	* 240
Total liabilities and shareholders' equity	780	414

Condensed Consolidated Statement of Profit and Loss for the Year Ended 31 December 2006
Reported amounts (NIS millions)

	2006	2005
Net interest income	1	8
Operating and other income	48	* 79
Operating and other expenses	29	* 35
Operating profit before taxes	20	52
Provision for taxes on operating profit	5	18
Net operating profit after taxes	15	34
Company's equity in the net profit (loss) of companies included on the equity basis	(1)	(4)
Net profit	14	30

* Reclassified.

Leumi Leasing and Investments Ltd.

Substitute of Chairman of the Board: J. Burshtein
General Manager: T. B. Davidovitch *

Condensed Consolidated Balance Sheet as at 31 December 2006
Reported amounts (NIS millions)

	2006	2005
Assets		
Cash and deposits with banks	**231**	269
Investments	**28**	27
Credit to the public	**671**	670
Other assets	**8**	20
Total assets	**938**	986
Liabilities and Shareholders' Equity		
Deposits from banks	**210**	275
Other liabilities	**4**	10
Total liabilities	**214**	285
Shareholders' equity	**724**	701
Total liabilities and shareholders' equity	**938**	986

Condensed Consolidated Statement of Profit and Loss for the Year Ended 31 December 2006
Reported amounts (NIS millions)

	2006	2005
Net interest income	**41**	45
Other income	**1**	2
Operating expenses	**7**	8
Operating profit before taxes	**35**	39
Provision for taxes on operating profit	**11**	8
Net profit	**24**	31

* Until April 2 2006, Mr. M. Ziv served as General Manager.

Leumi Finance Company Ltd.

Chairman of the Board: M. Eisenthal
General Manager: T. B. Davidovitch *

Condensed Balance Sheet as at 31 December 2006
Reported amounts (NIS millions)

	2006	2005
Assets		
Cash and deposits with banks	6,343	6,455
Securities	-	20
Other assets	-	1
Total assets	6,343	6,476
Liabilities and Shareholders' Equity		
Debentures and subordinated notes	6,186	6,319
Other liabilities	2	-
Total liabilities	6,188	6,319
Shareholders' equity	155	157
Total liabilities and shareholders' equity	6,343	6,476

Condensed Statement of Profit and Loss for the Year Ended 31 December 2006
Reported amounts (NIS millions)

	2006	2005
Net interest income	15	14
Operating and other expenses	3	3
Operating profit before taxes on income	12	11
Provision for taxes on income	5	3
Net profit	7	8

* Until May 14 2006, Mr. M. Ziv served as General Manager.



לאומי
leumi

END